Form 10-K, Exhibit 13
period 2002-12-31
GALLAGHER ARTHUR J & CO
filed 2003-03-25
CIK 354190

                                                                    EXHIBIT 13.0

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

                                                                              21
FINANCIAL REVIEW

.. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

       Introduction ...............................................................22
       Insurance Market Overview ..................................................22
       Critical Accounting Policies ...............................................22
       Effect Of New Pronouncements ...............................................23
       Reclassifications Of Previously Reported Financial Statements ..............24
       2002 Acquisitions ..........................................................24
       Results Of Operations--Consolidated.........................................24
       Results Of Operations--Segment Information .................................26
       Financial Condition And Liquidity ..........................................28
       Contractual Obligations And Commitments ....................................29
       Market Risk Exposure .......................................................30

.. CONSOLIDATED FINANCIAL STATEMENTS

       Consolidated Statements Of Earnings ........................................31
       Consolidated Balance Sheets ................................................32
       Consolidated Statements Of Cash Flows ......................................33
       Consolidated Statements Of Stockholders' Equity ............................34

.. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       Note 1:  Summary Of Significant Accounting Policies ........................35
       Note 2:  Business Combinations .............................................38
       Note 3:  Reclassifications Of Previously Reported Financial Statements .....39
       Note 4:  Investments .......................................................40
       Note 5:  Fixed Assets ......................................................44
       Note 6:  Intangible Assets .................................................44
       Note 7:  Credit And Other Debt Agreements ..................................45
       Note 8:  Capital Stock And Stockholders' Rights Plan .......................46
       Note 9:  Earnings Per Share ................................................46
       Note 10: Stock Option Plans ................................................47
       Note 11: Deferred Compensation .............................................48
       Note 12: Restricted Stock Awards ...........................................48
       Note 13: Retirement Plans ..................................................48
       Note 14: Postretirement Benefits Other Than Pensions .......................50
       Note 15: Commitments, Contingencies And Financial Guarantees ...............51
       Note 16: Income Taxes ......................................................53
       Note 17: Quarterly Operating Results .......................................54
       Note 18: Segment Information ...............................................55

.. MANAGEMENT'S REPORT .............................................................57

.. REPORT OF INDEPENDENT AUDITORS ..................................................58

Arthur J. Gallagher & Co.  2002 ANNUAL REPORT

22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

INTRODUCTION
     The following discussion and analysis should be read in conjunction with Arthur J. Gallagher & Co.'s Consolidated Financial Statements and the related notes thereto that are included elsewhere in this annual report.

     Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is primarily generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefits market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities, and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants.

     This Management's Discussion And Analysis Of Financial Condition And Results Of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See "Cautionary Language Regarding Forward-Looking Statements" on page 68 of this annual report.

INSURANCE MARKET OVERVIEW
     During the period from 1986 to 2000, heavy competition for market share among P/C insurance carriers resulted in low premium rates. This "soft market" (i.e., low premium rates) generally resulted in flat or reduced renewal commissions. During this soft market period, natural catastrophes and other losses resulted in billions of dollars in underwriting losses to the insurance market. Substantial mergers, both domestically and internationally, resulted in fewer insurance companies. Increased property replacement costs and increasingly large litigation awards caused some clients to seek higher levels of insurance coverage. These factors would generally have the effect of generating higher premiums to clients and higher commissions to Gallagher. In spite of these forces, there were opposing factors including favorable equity markets, increased underwriting capital, causing heavy competition for market share, and improved economies of scale following consolidations, all of which tended to lower premium rates. The net result was that P/C premium rates remained low through 1999. Years of underwriting losses coupled with the downward turn in equity markets and interest rates for the past three years, have placed insurers in the position of having to replenish depleted reserves. In order to restore reserves, many carriers began to increase premium rates in 2000 and continued to do so throughout 2001 and 2002, particularly after the events described below.

     The insurance industry was jolted by the tragic terrorist attacks that occurred on September 11, 2001. The devastation caused by those events resulted in the largest insurance loss ever. Along with this historic loss, larger than anticipated loss experience across most risks, the stock market's steep decline, lower interest rates and diminished risk capacity have led to the unprecedented acceleration of premium rate increases. A higher premium rate environment is referred to as a "hard market" and generally results in increased commission revenues. Fluctuations in premiums charged by insurance companies have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Thus, a hard market will generally contribute positively to Gallagher's operating results. Since September 11th, the increased premium rates charged by insurance companies have had a positive impact on Gallagher's 2001 and 2002 operating results in spite of some insurance companies' efforts to reduce commission rates during the upturn in premium pricing. Although management believes this hard market will continue during 2003, the longevity of the hard market and its future effect on Gallagher's operations is difficult to predict. However, the rate of increase in premiums in the P/C marketplace has begun to level off, but certain types of coverages, such as directors and officers and medical malpractice liability, continue to have a high rate of increase.

     In a period of rising insurance costs, there is resistance among certain "risk" buyers (Gallagher's clients) to pay increased premiums and the higher commissions generated by these premiums. Such resistance is causing some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. In addition, some buyers are switching to negotiated fee in lieu of commission arrangements with Gallagher for placing their risks. Other buyers are moving toward the alternative insurance market, which could have a favorable effect on Gallagher's Risk Management Services segment. These factors tend to reduce commission revenue to Gallagher. Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services will continue to be a major factor in Gallagher's fee revenue growth during 2003. Though inflation tends to increase the levels of insured values and risk exposures, premium rates charged by insurance companies have had a greater impact on Gallagher's revenues than inflation.

CRITICAL ACCOUNTING POLICIES
     Gallagher's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. See
     Note 1 to the Consolidated Financial Statements for a summary of the significant accounting policies used to prepare Gallagher's consolidated financial statements. Gallagher believes that of the significant accounting policies disclosed in Note 1, the following may involve a higher degree of judgment and complexity.

     REVENUE RECOGNITION
     Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance company. A contingent commission is a commission, paid by an insurance company, that is based on the overall estimated profit and/or volume of the business placed with that insurance company. Commission on premiums billed directly by insurance companies relates to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

     Fee revenues are recognized ratably as the services are rendered. Fee revenues generated from the Insurance Brokerage Services segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT
     revenues generated from the Risk Management Services segment relate to third-party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

     Premiums and fees receivable in the consolidated balance sheets are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as deemed necessary. The use of different estimates or assumptions could produce different results.

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     Investment strategies are considered trading securities and consist primarily of limited partnerships that invest in common and preferred stocks and bonds. These securities are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common and preferred stocks and bonds that are primarily based on quoted market prices.

     Marketable securities consist primarily of common and preferred stocks and bonds and are carried at fair value in the accompanying consolidated balance sheets. Prior to September 30, 2002, these securities were classified as available for sale and the unrealized gains and losses, less related deferred income taxes, were excluded from net earnings and reported as accumulated other comprehensive earnings (loss) in the stockholders' equity section of the consolidated balance sheets. Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio from available for sale to trading. As a result of this reclassification, changes in unrealized gains and losses are now recorded in investment income in the consolidated statements of earnings. The fair value for marketable securities is primarily based on quoted market prices. To the extent that quoted market prices are not available, fair value is determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models. Pricing models and their underlying assumptions impact the amount and timing of unrealized gains and losses recognized and the use of different pricing models or assumptions could produce different results.

     INTANGIBLE ASSETS
     Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, expiration lists and non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements). Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher received from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results.

     In accordance with Statement of Financial Accounting Standards No. 142 (SFAS 142), "Goodwill and Other Intangible Assets," goodwill and indefinite lived assets are not amortized, but are subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill and other intangible assets for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

     USE OF ESTIMATES
     In the preparation of Gallagher's consolidated financial statements in accordance with GAAP, certain estimates and assumptions are made that affect the amounts reported in the financial statements and accompanying notes. Estimates and assumptions are used in the following areas to calculate the liabilities and expenses recorded in the consolidated financial statements and the amounts disclosed in the notes: defined benefit pension plan, retiree health benefits plan, self-funded employee benefit plans, self-funded professional liability and other insurance programs and pro forma stock option information. The calculations of these amounts are based on estimates and assumptions using historical data and recognized actuarial methods to project future experience. Gallagher periodically reviews the adequacy of the assumptions used and makes adjustments as deemed necessary. The use of different estimates or assumptions could produce different results.

EFFECT OF NEW PRONOUNCEMENTS
     GUARANTEES
     In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (Interpretation 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which will significantly change current practice in the accounting for, and disclosure of, guarantees. Interpretation 45 requires certain guarantees to initially be recorded as a liability at fair value, which is different from the current practice of recording a liability only when a loss is probable and estimable, as those terms are defined in Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies." Interpretation 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is also a change from general current practice.

     The Interpretation's disclosure requirements are effective for all guarantees, regardless of the initiation date, for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued, renewed or modified after December 31, 2002. Gallagher implemented the disclosure requirements of Interpretation 45 in 2002, which is presented in Note 15 to the Consolidated Financial Statements. Gallagher is currently evaluating the impact Interpretation 45 will have on Gallagher's consolidated financial statements for those current guarantees that are anticipated to renew in 2003. The adoption of Interpretation 45 could have a material effect on Gallagher's consolidated operating results or financial position.

CONSOLIDATION OF PARTIALLY-OWNED ENTITIES
     In January 2003, the FASB issued FASB Interpretation No. 46 (Interpretation
     46), "Consolidation of Variable Interest Entities." Interpretation 46 generally defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its own activities.

     Prior to Interpretation 46, a partially owned entity was only consolidated into the investor company's consolidated financial statements if it was controlled by the investor company through voting interests. Regardless of voting interests, Interpretation 46 generally requires a VIE to be

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

24

     consolidated by an investor company if that VIE's equity is less than 10% of its assets and the investor company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the VIE's residual returns or both. Interpretation 46 also requires disclosures about VIEs in circumstances where the investor company is not required to consolidate but in which it has a significant variable interest.

     The consolidation requirements of Interpretation 46 apply immediately to VIEs created or invested in after January 31, 2003. The consolidation requirements apply to entities created or invested in as of January 31, 2003 or earlier, in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was created or invested in.

     Gallagher has a number of investments it believes may be deemed to be VIEs. These investments include qualified affordable housing and alternative energy projects intended primarily to be income tax credit generators, a synthetic fuel facility intended to produce both tax credits and pretax income, real estate development projects intended to generate gains and venture capital investees intended to generate equity income and realized gains. Total assets of these investments approximates $650 million in the aggregate. Gallagher's maximum exposure to losses related to these investments is approximately $14 million including net book value, letters of credit, financial guarantees and funding commitments. Management is currently evaluating the impact Interpretation 46 will have on Gallagher's consolidated financial statements. However, management anticipates that the adoption of Interpretation 46 will not have a material effect on Gallagher's consolidated net earnings or stockholders' equity.

     INTANGIBLE ASSETS
     In 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and SFAS 142. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 were effective for business combinations accounted for by the purchase method completed after June 30, 2001.

     Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are subject to periodic review for impairment (at least annually or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 initially applied only to goodwill and intangible assets related to business combinations accounted for by the purchase method that were completed after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies were required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangible assets were amortized during the transition period from June 30 to December 31, 2001. Effective January 1, 2002, Gallagher adopted the remaining provisions of SFAS 142 with respect to pre-existing goodwill and intangible assets, the effect of which was not material to Gallagher's consolidated operating results or financial position.

RECLASSIFICATIONS OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS
     During the first quarter of 2002, Gallagher undertook a review of how it was accounting for all of its partially-owned entities. Given the current environment regarding ownership/control relationships with respect to partially-owned entities, Gallagher determined it would be appropriate to consolidate three operations that were previously accounted for using the equity method of accounting. In addition, prior to 2002, the premiums and claims receivable and payable of a reinsurance intermediary subsidiary of Gallagher were reported on a net basis in Gallagher's consolidated balance sheets with the gross amounts disclosed in the Notes to the Consolidated Financial Statements. During 2002, Gallagher determined it would be appropriate to include these amounts on a gross basis in its consolidated balance sheets in order to conform to a more common industry practice. Reclassifications have been made to the previously reported financial statements in order to conform them to the current year presentation. These reclassifications had no impact on the previously reported net earnings or stockholders' equity. For additional information, see Note 3 to the Consolidated Financial Statements.

2002 ACQUISITIONS
     During 2002, Gallagher acquired substantially all the net assets of 10 insurance brokerage and risk management firms in exchange for its common stock and/or cash using the purchase method of accounting for recording business combinations. Gallagher continues to search for merger partners that complement existing operations, provide entry into new markets, add new products and enhance local sales and service capabilities. See Note 2 to the Consolidated Financial Statements for a discussion of the 2002 business combinations.

     In the second quarter of 2002, a 90% owned subsidiary of Gallagher acquired a leasing company that leases two cargo airplanes to the French postal service. As part of this acquisition, the subsidiary acquired assets of $47.0 million and assumed non-recourse long-term debt of $38.2 million, in exchange for $3.1 million of cash and $5.7 million of other assets. During the second quarter of 2002, Gallagher consolidated the financial results of this leasing company into its consolidated financial statements.

RESULTS OF OPERATIONS -- CONSOLIDATED
     Commission revenues increased $124.4 million, or 23%, to $663.5 million in 2002. This increase generated by the Insurance Brokerage Services segment was primarily the result of record new business of $145.9 million and above average rate increases partially offset by lost business of $85.3 million. Commission revenues increased $64.9 million, or 14%, to $539.0 million in 2001. This increase, also generated by the Insurance Brokerage Services segment, was the result of new business production of $99.8 million and rate increases partially offset by lost business of $60.3 million and a reduction in contingent commission revenue. Organic growth represents the increase in revenues before the impact of the 2002 and 2001 acquisitions accounted for as purchases. Organic growth in commission revenues in 2002 was 17%. Commission revenues from purchase acquisitions completed in 2002 and 2001 totaled $29.5 million for 2002.

     Fee revenues increased $64.0 million, or 20%, to $388.9 million in 2002. This increase, generated primarily from the Insurance Brokerage Services segment, resulted primarily from new business production of $65.1 million and favorable retention rates on existing business, partially offset by lost business of $34.2 million. Fee revenues increased $43.6 million, or 16%, to $324.9 million in 2001. This increase, generated primarily from the Risk Management Services segment, resulted from new business production of $55.3 million and favorable retention rates on existing business, partially offset by lost business of $24.6 million. Organic growth in fee revenues in 2002 was 15%. Fee revenues from purchase acquisitions completed in 2002 and 2001 totaled $15.4 million for 2002.

     Interest income from fiduciary funds, primarily interest on cash and restricted funds, decreased $3.9 million, or 29%, to $9.3 million in 2002 and $6.3 million, or 32%, to $13.2 million in 2001 due to significant declines in short-term interest rates during 2002 and 2001.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

     Rates of return on interest bearing accounts and certificates of deposit were down over 40% and 70% in 2002 and 2001, respectively, putting considerable pressure on short-term interest returns.

     Income from investment strategies and marketable securities decreased
     $14.1 million, or 171%, to a loss of $5.9 million in 2002. This decrease was substantially due to other-than-temporary impairments that resulted from a sharp decline in the equity markets in 2002, most of which occurred during the third quarter. During 2002, Gallagher recognized other-than-temporary impairments of $10.6 million in the consolidated statement of earnings related to its marketable securities portfolio. Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio from available for sale to trading. Changes in unrealized gains and losses in this portfolio are now recorded in investment income in the consolidated statements of earnings, instead of in stockholders' equity as accumulated other comprehensive earnings (loss). As a result of this reclassification, $425,000 of net unrealized losses, previously classified in accumulated other comprehensive earnings (loss), was recognized in earnings before income taxes in 2002. Income from investment strategies and marketable securities increased $1.7 million, or 26%, to $8.3 million in 2001 due primarily to realized gains of $2.8 million generated from Gallagher's investment strategies and marketable securities portfolios.

     Income from equity investments and partnerships decreased $23.6 million, or 293%, to a loss of $15.5 million in 2002. This decrease was substantially due to $19.6 million of write-downs of loans and equity holdings in five venture capital investments recognized in 2002 and a $3.0 million loss associated with Gallagher's equity investment in Asset Alliance Corporation
     (AAC) that is discussed below. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment. Income from equity investments and partnerships increased $4.8 million, or 148%, to $8.0 million in 2001. This increase was due primarily to results generated by Gallagher's unconsolidated equity investment portfolio and income generated from commitment fees paid to Gallagher for providing letters of credit and financial guarantees to three of its investees.

     The $11.8 million gain on the sale of a portion of a minority interest in an investment relates to the gain recognized on the sale of a portion of Gallagher's minority equity position in AAC to an international financial institution that was completed in the second quarter of 2002. After the sale and subsequent equity transactions of AAC, Gallagher owns approximately 25% of AAC, which is a holding company for alternative fund managers.

     On November 7, 2002, one of the major fund managers of AAC, Beacon Hill Asset Management LLC (Beacon Hill), agreed to the entry of a preliminary injunction in an action by the Securities and Exchange Commission (SEC). In accordance with the court's order, Beacon Hill withdrew from managing its hedge funds, which reported approximately $400 million in losses. AAC reports that assets under management by AAC and its 14 affiliate fund managers are currently in excess of $4.0 billion. While Gallagher does not have a direct investment in Beacon Hill or its hedge funds, Gallagher recognized a $3.0 million loss in the fourth quarter of 2002 using the equity method of accounting for AAC's write-down of its investment in Beacon Hill. Gallagher is monitoring these developments but there can be no assurance that as the result of further SEC action against Beacon Hill or otherwise, including investor claims, that there will not be further negative developments which could be material to Gallagher.

     Installment gains from alternative energy partnership sales primarily relate to five sales of Gallagher's interests in limited partnerships that operate synthetic fuel facilities discussed below. Installment gains from alternative energy partnership sales increased $22.9 million, or 195%, to $34.6 million in 2002, and $2.5 million, or 27%, to $11.7 million in 2001. As discussed below, Gallagher expects to continue to recognize additional installment gains over time through 2007 based on the amount of qualified fuel processed by these facilities. Production at these facilities, which ultimately determines the amount of the installment gains realized, did not meet full expectations in 2002 due to the unusually mild winter in 2001 and a short-term shut down of production in the first quarter of 2002 at one of the major facilities, as the movable equipment was relocated to permanent sites to accommodate the delivery of synthetic fuel.

     During the third quarter of 2001, Gallagher completed the sale of a 95% interest in one of its synthetic fuel facilities located in South Carolina. Under the sale agreement, Gallagher received an initial nonrefundable down-payment of $6.7 million and will receive additional installment payments over time through 2007 based on the amount of qualified fuel processed by the facility. Gallagher retains a 5% partnership interest in this synthetic fuel facility.

     During the fourth quarter of 2001 and the first and fourth quarters of 2002, Gallagher completed a series of sales totaling 95% of its interest in a partnership that owns a 59.9% interest in another South Carolina synthetic fuel facility. Gallagher received aggregate down-payments of $4.5 million and will receive additional installment payments over time through 2007 based on the amount of qualified fuel processed by the facility. The buyer has the option to put the purchased interest back to Gallagher if certain adverse tax consequences occur through 2007. In the event of a put, Gallagher would retain all installment payments made through the put date and a pro-rated portion of the initial down-payment. Gallagher retains a 3% partnership interest in this synthetic fuel facility.

     Effective December 31, 2000, Gallagher completed the sale of its interests in several partnerships that operate landfill gas facilities. Gallagher received an initial down-payment of $8.7 million and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facilities. This transaction had no impact on Gallagher's 2000 results.

     In 2000, Gallagher recognized $7.2 million of income related to the forfeiture of a non-refundable down-payment from the termination of an installment sale of a synthetic fuel facility and $2.0 million of income related to an investment development fee generated from one of Gallagher's alternative energy investments.

     Income from real estate ventures represents revenue related to Gallagher's consolidation of its investments in two real estate partnerships. These real estate partnerships represent an investment in a limited partnership that owns the building that Gallagher leases for its corporate headquarters and several of its subsidiary operations, and an investment in Birchwood Acres, a limited partnership that owns 11,000 acres of land under development near Orlando, Florida. This residential, recreational and commercial development is being marketed under the name of Harmony. Income from real estate ventures decreased $2.8 million, or 23%, to $9.3 million in 2002 due primarily to a one-time gain of $4.5 million generated from the sale of land by Harmony that was reported in the first quarter of 2001. Income from real estate ventures increased $9.0 million, or 288%, to $12.1 million in 2001, due primarily to the $4.5 million gain noted above and the full year impact of Gallagher's fourth quarter 2000 investment in the limited partnership that owns its corporate headquarters building.

     Other income consists primarily of gains on the sales of books of insurance brokerage and benefits business and interest income on employee loans and compensation arrangements. Other income decreased $584,000, or 10%, to $5.2 million in 2002 and increased $2.2 million, or 59%, to $5.8 million in 2001. During 2002 and 2001, Gallagher recognized gains on sales of books of business of $2.5 million

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

26

     and $2.4 million, respectively. Given the nature of the items that comprise other income, income levels will fluctuate from period to period due to timing differences.

     See Note 4 to the Consolidated Financial Statements for a summary of the components of investment income and other.

     Salaries and employee benefits increased $97.9 million, or 20%, to $576.5 million in 2002 and $63.2 million, or 15%, to $478.6 million in 2001. These increases are higher than usual and are due primarily to a 9% and 14% increase in employee headcount in 2002 and 2001, respectively, salary increases, increases in incentive compensation linked to Gallagher's overall operating results and the performance of Gallagher's investment portfolio, the annualized effect of prior year new hires, a corresponding increase in employee benefit expenses, and increases in pension and medical insurance costs in 2002. The increase in employee headcount relates to the hiring of additional production and support staff to generate the recent and future new business growth and the addition of employees associated with the acquisitions accounted for as purchases that were made in the last 15 months. Salaries and employee benefits as a percentage of commission and fee revenues were 54.8%, 55.4% and 55.0% in 2002, 2001 and 2000, respectively.

     Other operating expenses increased $41.9 million, or 17%, to $293.6 million in 2002 due primarily to increases in business insurance costs and shared commissions paid to non-affiliated brokers on the retail P/C brokerage business, both of which are due to the effects of the hard market. Also contributing to the increase in other operating expenses are increases in travel and entertainment costs, due primarily to new business development from new producers, and interest expense due to higher levels of short-term borrowings in 2002 and increased long-term debt related to the 2002 acquisition of the airplane leasing company. Other operating expenses increased $21.6 million, or 9%, to $251.7 million in 2001, due primarily to fees for professional services and business insurance related to Gallagher's investments and to performance-related investment management fees. In addition, Gallagher experienced increases in expenses in 2001 related to increased leased space, temporary help needed to service new risk management and claims business, and commissions paid to non-affiliated brokers on the retail P/C brokerage business.

     Operating expenses of alternative energy partnerships represent Gallagher's portion of the production costs associated with the operations of the synthetic fuel facilities owned by the partnerships. These expenses decreased $14.9 million, or 71%, to $6.1 million in 2002 and increased $21.1 million in 2001. The decrease in 2002 is directly attributable to the sales of Gallagher's interests in limited partnerships that operate these facilities that were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. Because of the sales, Gallagher's portion of these expenses was substantially reduced. The increase in 2001 relates to the production costs incurred by the alternative energy partnerships that generated a substantial portion of the tax credits earned by Gallagher in 2001. There were no similar costs incurred in 2000.

     Expenses of real estate ventures represent expenses related to Gallagher's consolidation of the two investments in real estate partnerships discussed above. Expenses of real estate ventures increased $625,000, or 9%, to $7.3 million in 2002 due primarily to the development, marketing and operating expenses of Harmony, partially offset by a decrease in minority interest expense associated with the two investments in real estate partnerships. Expenses of real estate ventures increased $4.7 million, or 238%, to $6.6 million in 2001 due primarily to the full-year impact of Gallagher's fourth quarter 2000 investment in the limited partnership that owns its corporate headquarters building and to an increase in minority interest expense.

     Depreciation increased $6.1 million, or 31%, to $25.8 million in 2002 and $3.9 million, or 24%, to $19.6 million in 2001. These increases are due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves made during the three-year period ended December 31, 2002. Also contributing to the increase in depreciation expense in 2002 is the depreciation expense associated with the acquisitions accounted for as purchases that were made in the last 18 months and to the increase in fixed assets related to the 2002 acquisition of the airplane leasing company. In addition, a portion of the increase in depreciation expense in 2001 was due to the full-year impact of Gallagher's investment in the limited partnership that owns its corporate headquarters building.

     Amortization increased $3.1 million, or 90%, to $6.6 million in 2002 due primarily to Gallagher's adoption of SFAS 141 and the amortization expenses associated with acquisitions accounted for as purchases that were made in the fourth quarter of 2001 and throughout 2002. Amortization expense for 2001 was relatively unchanged compared to 2000. See Note 2 to the Consolidated Financial Statements for a discussion on the 2002 business combinations.

     Gallagher's effective income tax rates were 30.0%, 11.7% and 30.5% in 2002, 2001 and 2000, respectively. These rates are net of the effect of tax credits generated by investments in alternative energy related partnerships that operate synthetic fuel facilities and limited partnerships that operate qualified affordable housing, which are partially offset by amortization expense and state and foreign income taxes. The increase in the effective income tax rate in 2002 is due primarily to a reduction in the amount of tax credits earned in 2002. This decrease in tax credits is directly attributable to the sales of Gallagher's interests in limited partnerships that operate synthetic fuel facilities. These sales were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. The reduction in the effective income tax rate in 2001 is due to a $23.4 million increase in tax credits earned in 2001, net of the related amortization expense. This increase in the amount of tax credits earned was generated from Gallagher's alternative energy related partnerships. See Note 16 to the Consolidated Financial Statements. The 2003 effective income tax rate will be higher than the 2002 rate due to the anticipated growth in pretax earnings the decrease in tax credits that will be generated for Gallagher's use in 2003. Gallagher anticipates that the 2003 effective income tax rate will be in the mid-30% range.

     Diluted net earnings per share increased $.02, or 1%, to $1.41 in 2002 and $.35, or 34%, to $1.39 in 2001. Basic net earnings per share increased $.01, or 1%, to $1.49 in 2002 and $.37, or 33%, to $1.48 in 2001. Earnings
     per share in 2002 were negatively impacted by the investment impairments and write-downs discussed above, an increase in the effective income tax rate in 2002 and an increase in both the weighted average number of common shares and common equivalent shares outstanding. The increase in earnings per share in 2001 is primarily due to the increase in total revenues, which was partially offset by moderate increases in expenses, and to the reduction in the effective income tax rate in 2001.

     Gallagher's foreign operations recorded earnings before income taxes of $13.8 million, $8.5 million and $7.9 million in 2002, 2001 and 2000, respectively. The increases in 2002 and 2001 are due primarily to new business production partially offset by lost business. Also contributing to the increase in 2002 was the effect of a United Kingdom-based acquisition accounted for as a purchase that was made in the fourth quarter of 2001. See Notes 16 and 18 to the Consolidated Financial Statements.

     During 2002 and 2001, Gallagher's total revenues and expenses increased sequentially from quarter-to-quarter within the calendar years, except for the second quarter of 2001 and the third quarter of 2002, the latter of which was negatively impacted by $28.9 million of investment write-downs. However, commission and fee revenues and the related expenses can vary from quarter-to-quarter as a result of

                                  Arthur J. Gallagher & Co.  2002 ANNUAL  REPORT
     the timing of policy inception dates that traditionally are heaviest in the third and fourth quarters. On the other hand, salaries and employee benefits, rent, depreciation and amortization expenses tend to be more uniform throughout the year. In addition, the timing of acquisitions accounted for as purchases will also impact the trends in Gallagher's quarterly operating results. See Note 17 to the Consolidated Financial Statements.

RESULTS OF OPERATIONS -- SEGMENT INFORMATION
     As discussed in Note 18 to the Consolidated Financial Statements, Gallagher operates in three business segments; Insurance Brokerage Services, Risk Management Services and Financial Services, as well as a Corporate segment.

     INSURANCE BROKERAGE SERVICES
     The Insurance Brokerage Services segment encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to the clients' managing of risk. This segment also provides consulting, for fee compensation, related to the clients' risk financing programs and includes Gallagher's retail, reinsurance and wholesale insurance brokerage operations.

     Total revenues for this segment increased $168.1 million, or 27%, to $779.8 million in 2002. Total domestic revenues were up $140.2 million, or 25%, to $700.6 million in 2002 and total foreign revenues, principally in the United Kingdom, Australia and Bermuda, were up $27.8 million, or 54%, to $79.2 million in 2002. These increases are due principally to new business, renewal rate increases and the effect of acquisitions accounted for as purchases that were made in the fourth quarter of 2001 and throughout 2002, partially offset by lost business. Earnings before income taxes increased $38.9 million, or 33%, to $155.4 million in 2002 due primarily to the new business production and rate increases mentioned above.

     Total revenues increased $70.0 million, or 13%, to $611.7 million in 2001. This increase is due primarily to new business production offset partially by lost business and a $5.6 million reduction in interest income generated from the float on fiduciary funds in 2001. The decrease in the fiduciary interest income is due to the decrease in short-term interest rates during 2001. Total domestic revenues were up $62.0 million, or 12%, to $560.4 million in 2001 and total foreign revenues, principally in the United Kingdom, Australia and Bermuda, were up $8.0 million, or 18%, to $51.3 million in 2001. These increases are due primarily to new business production offset partially by lost business. Earnings before income taxes increased $16.2 million, or 16%, to $116.5 million in 2001 principally as a result of increased revenues.

     RISK MANAGEMENT SERVICES
     The Risk Management Services segment primarily represents Gallagher Bassett
     (GB), which is Gallagher's P/C third-party administration, loss control and risk management consulting and insurance property appraisal operation. The Risk Management Services segment also includes the operations of Gallagher Benefit Administrators, which is Gallagher's third-party administrator of health claims. Third-party administration is principally the management and processing of claims for self-insurance programs of Gallagher's clients or clients of other brokers.

     Total revenues for this segment increased $16.6 million, or 6%, to $281.3 million in 2002 due primarily to new business production substantially offset by reductions in existing business volume and by lost business. Total domestic revenues were up $14.3 million, or 6%, to $256.7 million in 2002 and total foreign revenues, principally from the United Kingdom and Australia, were up $2.2 million, or 10% to $24.5 million in 2002. The slowdown in total revenue growth from historical double-digit percentages to recent single-digit percentages, is primarily the result of the events of September 11, 2001, combined with a general economic slowdown in the United States. GB provides services to several airline, hospitality and restaurant-related clients, all of whose businesses were particularly hard hit following September 11th. Because those clients experienced declines in their business, including reductions in their headcount, the rate of increase in new GB claim counts slowed, and for some clients, actual claim counts decreased from the same period in 2001. In addition, the hard market had an unfavorable impact on GB as several of its managing general agent programs were unable to renew their coverages in the reinsurance marketplace during 2002. GB's 2002 operating results were also negatively impacted by several insurance carrier insolvencies in 2002 and 2001. As GB's revenues are generally based on the number of new claims it handles, the reduction in claims has had a direct impact on revenue. As revenues slow, expenses in the short-term do not experience the same immediate reduction. The net result of the above is that earnings before income taxes for the segment were down $2.7 million, or 8%, to $32.6 million in 2002.

     Total revenues were up $32.4 million, or 14%, to $264.7 million in 2001 due to strong new business production and favorable retention rates on existing business. Total domestic revenues were up $32.0 million, or 15%, to $242.4 million in 2001 and total foreign revenues, principally from the United Kingdom and Australia, were up $382,000, or 2%, to $22.3 million in 2001 due primarily to new business and substantially less lost business than in 2000. Earnings before income taxes increased $2.1 million, or 6%, to $35.3 million in 2001 due primarily to revenue increases, which were partially offset by moderate increases in expenses.

     FINANCIAL SERVICES
     The Financial Services segment is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. The invested assets of Gallagher are managed in this segment in order to maximize the long-term after-tax return to Gallagher.

     Total revenues for this segment decreased $6.4 million, or 16%, to $33.0 million in 2002. This decrease is primarily due to the following previously discussed items:

     . Other-than-temporary impairments that resulted from the sharp decline in the equity markets during 2002, most of which occurred in the third quarter. During 2002, Gallagher recognized other-than-temporary impairments of $10.6 million in the consolidated statements of earnings related to its marketable securities portfolio.

     . An unrealized loss of $425,000 that was recognized in the third quarter of 2002 related to reclassifying the marketable securities portfolio from available for sale to trading.

     . Aggregate write-downs of loans and equity holdings of $19.6 million related to venture capital investments that were recognized in 2002. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment.

     . The $3.0 million loss that was recognized by Gallagher in the fourth quarter of 2002 through the equity method of accounting for AAC's write-down of its investment in Beacon Hill.

     . A one-time gain of $4.5 million generated from the sale of land by Harmony that was recognized in the first quarter of 2001.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

28

     These decreases are partially offset by installment gains from the sales of Gallagher's interests in limited partnerships that operate synthetic fuel facilities that were completed in the third and fourth quarters of 2001 and the first and fourth quarters of 2002. These installment gains increased $22.9 million, or 195%, to $34.6 million in 2002. In addition, the $11.8 million gain on the sale of a portion of Gallagher's minority interest in AAC also offset the 2002 decreases discussed above.

     Earnings before income taxes increased $1.6 million, or 28%, to $7.1 million in 2002. This increase is primarily due to the $14.9 million reduction in the operating expenses of alternative energy partnerships, the $22.9 million increase in installment gains and the $11.8 million gain on the sale of a portion of Gallagher's minority interest in AAC, all of which were significantly offset by the impairments and write-downs discussed above.

     Total revenues increased $15.1 million, or 62%, to $39.4 million in 2001 due primarily to realized gains of $2.8 million generated from Gallagher's investment strategies and marketable securities portfolios, increased installment gains on the alternative energy sale transactions previously discussed in "Results Of Operations -- Consolidated," and to income generated from commitment fees paid to Gallagher for providing letters of credit and financial guarantees to three of its investees. Also contributing to the increase in total revenues was income from real estate ventures related to the $4.5 million gain from Harmony mentioned above and the $2.4 million gain recognized on the sale of a benefits administration book of business in 2001.

     Earnings before income taxes decreased $7.5 million, or 58%, to $5.5 million in 2001 due primarily to the increase in operating expenses of alternative energy partnerships of $21.1 million in 2001, which represents Gallagher's portion of the production costs associated with the operations of the synthetic fuel facilities. The increase in these expenses in 2001 relates to the production costs incurred by the alternative energy partnerships that generated a substantial portion of the tax credits earned by Gallagher in 2001. The tax credits generated by these investments are included in the provision for income taxes, which is not allocated to Gallagher's operating entities. The impact of the increase in operating expenses of alternative energy partnerships on 2001 earnings before income taxes was partially offset by the revenue increases discussed above.

     CORPORATE
     The Corporate segment consists of the operating results of Gallagher's investment in the limited partnership that owns its corporate headquarters building, unallocated administrative costs and the provision for income taxes which is not allocated to Gallagher's operating entities. Only revenues not attributable to one of the three operating segments are recorded in the Corporate segment. All costs are generated in the United States.

FINANCIAL CONDITION AND LIQUIDITY
     The insurance brokerage industry is not capital intensive. The capital used to fund Gallagher's investment portfolio has been primarily generated from the excess cash provided by its operations, including tax credits generated from tax advantaged investments. Cash generated from operating activities was $149.7 million, $131.5 million and $169.4 million in 2002, 2001 and 2000, respectively. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows from operations vary substantially from quarter to quarter and year to year. Funds restricted as to Gallagher's use, primarily premiums held as fiduciary funds, have not been included in determining Gallagher's overall liquidity. Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its credit agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives may include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, historically Gallagher has been profitable, and cash flows from operations and short-term borrowings under its credit agreements have been sufficient to fund Gallagher's operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the foreseeable future.

     In 2000, Gallagher and its financial services subsidiary entered into an unsecured Revolving Credit Agreement (the Credit Agreement), which expires on September 10, 2003, with a group of five financial institutions. The Credit Agreement provides for short-term and long-term revolving credit commitments of $100.0 million and $50.0 million, respectively. The Credit Agreement provides for loans and letters of credit. Letters of credit are limited to $75.0 million, of which up to $50.0 million may be issued under the long-term facility and up to $25.0 million may be issued under the short-term facility in the determination of net funds available for future borrowing. The Credit Agreement provides for borrowings to be denominated in either U.S. dollars or Alternative Currencies, as defined in the Credit Agreement. In addition, the Credit Agreement has two borrowing options, Domestic Rate Loans and Eurocurrency Loans, as defined in the Credit Agreement. Interest rates on borrowings under the Domestic Rate Loan option are based on the prime commercial rate. Interest rates on borrowings under the Eurocurrency Loan option are based on LIBOR plus .40% for short-term and long-term revolving credit commitments. The facility fee related to the Credit Agreement is .10% of the used and unused portions of the short-term and long-term revolving credit commitments. Terms of the Credit Agreement include various covenants that require Gallagher to maintain specified levels of net worth and restrict the amount of payments on certain expenditures and debt outside the facility. Gallagher was in compliance with these covenants as of December 31, 2002.

     As of December 31, 2002, under the Credit Agreement, Gallagher has contingently committed to funding $54.3 million through letter of credit arrangements related to its corporate insurance programs and several of its equity and other strategic investments. Also, as of December 31, 2002, there were $25.0 million of short-term borrowings outstanding under the Credit Agreement. Accordingly, Gallagher had $70.7 million available at December 31, 2002 for future borrowing. In 2002, Gallagher borrowed $258.0 million and repaid $268.0 million of short-term borrowings under the Credit Agreement. In 2001, Gallagher borrowed $206.7 million and repaid $171.7 million of short-term borrowings under the Credit Agreement. The 2002 and 2001 borrowings were used on a short-term basis to finance a portion of Gallagher's operating and investment activities and common stock repurchases. There were $35.0 million in short-term borrowings outstanding under the Credit Agreement as of December 31, 2001.

     As of December 31, 2002, there were $17.0 million of borrowings on a line of credit facility and $134.1 million of long-term debt (of which $5.8 million is current) related to the previously discussed airplane leasing company and two real estate partnerships. In 2002, these partnerships borrowed $13.4 million on the line of credit facility and $500,000 of long-term debt and repaid $4.4 million of long-term debt. In 2001, these partnerships borrowed $3.5 million on the line of credit facility and repaid $4.0 million of long-term debt. These borrowings were used by the partnerships (three in 2002 and two in 2001) for their own operating, investing and financing activities. Borrowings under these facilities are not available to Gallagher and as such have not been included in determining Gallagher's

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT
     overall liquidity. Based on the ownership structure of these three investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value of its investments, funding commitments, letters of credit and financial guarantees.

     In the event that any of these operations were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated financial position or operating results. For additional information, see
     Note 4 to the Consolidated Financial Statements.

     The issue of off-balance sheet financing is a concern of many investors. Gallagher's unconsolidated investment portfolio includes investments in limited partnerships and venture capital equity projects where Gallagher's ownership is between 3% and 50%. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher's consolidated balance sheets as of December 31, 2002 and 2001. The December 31, 2002 and 2001 balance sheets of several of these unconsolidated investments contain outstanding debt, which is not required to be included in Gallagher's consolidated balance sheets. See
     Note 4 to the Consolidated Financial Statements for a summary of the outstanding debt and contingent commitments related to Gallagher's unconsolidated investment portfolio, accounted for using the equity method.

     Gallagher uses the limited partnership or limited liability company forms of legal ownership to fund many of its investments in order to obtain favorable tax treatment with respect to gains, losses and distributions, while limiting its liability. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, letters of credit and financial guarantees. In the event that certain of these limited partnerships or limited liability companies were to default on their debt obligations and Gallagher's net carrying value became impaired, the amount to be written-off could have a material effect on Gallagher's consolidated financial position or operating results. See Notes 7 and 15 to the Consolidated Financial Statements for additional commitments and contingencies.

     Gallagher paid $50.4 million in cash dividends on its common stock in 2002. Gallagher's dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher's available cash from earnings and its anticipated cash needs. In each quarter of 2002, Gallagher paid a dividend of $.15 per share that was $.02 or 15% greater than each quarterly dividend declared in 2001. On January 23, 2003, Gallagher declared a 20% increase in its quarterly cash dividend to $.18, payable on April 15, 2003 to Shareholders of Record as of March 31, 2003.

     Net capital expenditures were $45.4 million, $31.5 million and $20.6 million in 2002, 2001 and 2000, respectively. These amounts include net capital expenditures of the two previously discussed real estate partnerships of $11.5 million, $7.2 million and $5.4 million in 2002, 2001 and 2000, respectively, the majority of which are related to the Harmony land development project. In 2003, exclusive of the net capital expenditures of the two real estate partnerships, Gallagher expects total capital expenditures to be approximately $30.0 million. Capital expenditures by Gallagher are related primarily to office moves and expansions and updating computer systems and equipment. The capital expenditures related to office moves and expansions in 2002 were higher than originally anticipated due to the increase in employee headcount related to the hiring of additional production personnel and to the acquisitions that were made in the last 15 months.

     In 1988, Gallagher adopted a common stock repurchase plan that has been extended through June 30, 2003. Under the plan, Gallagher has repurchased 478,000 shares at a cost of $11.7 million, 3.4 million shares at a cost of $104.1 million and 1.5 million shares at a cost of $31.3 million in 2002, 2001 and 2000, respectively. The repurchased shares are held for reissuance in connection with exercises of options under Gallagher's stock option plans. Under the provisions of the repurchase plan, Gallagher is authorized to repurchase approximately 4.5 million additional shares through June 30, 2003. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

     Effective with changes in the United States federal income tax laws in 1997, Gallagher no longer provides for federal income taxes on the undistributed earnings of its foreign subsidiaries, which are considered permanently invested outside the United States. At December 31, 2002, Gallagher had $42.0 million of undistributed earnings from its foreign subsidiaries. Although not considered available for domestic needs, the undistributed earnings generated by certain foreign subsidiaries referred to above may be used to finance foreign operations and acquisitions. See
     Note 16 to the Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS
     In connection with its operating and investing activities, Gallagher has entered into certain contractual obligations, as well as commitments to fund certain investments. See Notes 4, 7 and 15 to the Consolidated Financial Statements for an additional discussion of these obligations and commitments.

     Gallagher's future cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, limited partnership and airplane leasing company debt obligations and operating leases as of December 31, 2002 are as follows (in thousands):

                                                                                  PAYMENTS DUE BY PERIOD
                                                                  ----------------------------------------------------
     CONTRACTUAL OBLIGATIONS                                        2003      2004 TO 2005   2006 TO 2007   THEREAFTER     TOTAL
     -------------------------------------------------------      ---------   ------------   ------------   ----------   ----------
     Revolving Credit Agreement                                   $  25,000   $         --   $         --   $       --   $   25,000
     Florida real estate limited partnership debt                     7,857         15,260             --       12,410       35,527
     Corporate headquarters limited partnership mortgage loan           746          1,693          1,999       74,145       78,583
     Airplane leasing company debt                                    2,180          4,904         29,937           --       37,021
                                                                  ---------   ------------   ------------   ----------   ----------
     Total debt obligations                                          35,783         21,857         31,936       86,555      176,131
     Operating leases                                                51,006         86,830         52,049       41,019      230,904
                                                                  ---------   ------------   ------------   ----------   ----------
        Total contractual obligations                             $  86,789   $    108,687   $     83,985   $  127,574   $  407,035
                                                                  =========   ============   ============   ==========   ==========

     The debt of the limited partnerships and the airplane leasing company disclosed in the table above represents the debt directly associated with three of Gallagher's investments that are accounted for on a consolidated basis in the accompanying consolidated balance sheets. This debt is secured by the partnerships' assets and supports their operations. Approximately $32.4 million of the limited partnership debt is recourse to Gallagher through the letters of credit and financial guarantees, which are included in the amounts disclosed below.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

30

     Gallagher's total commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2002 are as follows (in thousands):

                                                                       AMOUNT OF COMMITMENT EXPIRATION BY PERIOD           TOTAL
                                                                  ----------------------------------------------------    AMOUNTS
     OTHER COMMITMENTS                                              2003      2004 TO 2005   2006 TO 2007   THEREAFTER   COMMITTED
     -------------------------------------------------------      ---------   ------------   ------------   ----------   ---------
     Letters of credit                                            $   1,025   $      8,883   $        561   $   43,781   $  54,250
     Financial guarantees                                            16,500         20,000             --        5,100      41,600
     Funding commitments                                                200         18,481             --           --      18,681
                                                                  ---------   ------------   ------------   ----------   ---------
     Total other commitments                                      $  17,725   $     47,364   $        561   $   48,881   $ 114,531
                                                                  =========   ============   ============   ==========   =========

     Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

MARKET RISK EXPOSURE
     Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. Gallagher does not enter into derivatives or other similar financial instruments for trading or speculative purposes. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2002 and 2001 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher's view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher's consolidated balance sheets includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher's estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

     Gallagher has a comprehensive and diversified investment portfolio. Gallagher's invested assets are held as cash and cash equivalents, investment strategies -- trading and marketable securities -- trading. Accordingly, these assets are subject to various market risk exposures such as interest rate risk and equity price risk.

     The fair value of Gallagher's cash and cash equivalents investment portfolio at December 31, 2002 and 2001 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2002 and 2001.

     At December 31, 2002 and 2001, the fair value of Gallagher's investment strategies -- trading portfolio was $55.9 million and $52.6 million, respectively. From an investment management perspective, this portfolio, which is managed by several independent fund managers, consists of two different components: an equity portfolio of $6.1 million and $6.9 million and an alternative investment strategies portfolio of $49.8 million and $45.7 million at December 31, 2002 and 2001, respectively.

     The equity portfolio is subject to equity price risk. It is not hedged, consists primarily of common and preferred stocks and is managed to produce realized gains for Gallagher. The estimated potential loss in fair value of this equity component resulting from a hypothetical decrease in prices quoted by stock exchanges of 10% would be approximately $610,000 and $690,000 at December 31, 2002 and 2001, respectively.

     Gallagher's alternative investment strategies portfolio is also subject to equity pricing risk. However, these investments are actively managed in order to minimize Gallagher's exposure to equity pricing risk. The objective of this portfolio is to maximize the overall return to Gallagher, while minimizing the downward price risk in order to preserve the investments' underlying principal balances. The independent fund managers for these alternative investment strategies hedge their strategies by "selling short" equity securities in order to mitigate the effects of changes in equity prices thereby making any such fluctuations immaterial. Accordingly, hypothetical changes in equity prices would not cause the resulting fair value to be materially different from the carrying value for this portfolio at December 31, 2002 and 2001, respectively. While these fund managers attempt to perfectly hedge their investment strategies, equity pricing risk cannot be completely eliminated.

     The fair value of Gallagher's marketable securities portfolio was $14.6 million (trading basis) and $18.3 million (available for sale basis, which was $4.4 million less than its aggregate amortized cost) at December 31, 2002 and 2001, respectively. The overall objective of this portfolio is to provide Gallagher with a stable after-tax yield. This unhedged portfolio consists primarily of dividend-yielding preferred stocks, and accordingly, is more sensitive to interest rate risk than it is to equity pricing risk. The estimated potential loss in fair value resulting from a hypothetical one-percentage point increase in short-term interest rates would be approximately $1.7 million and $2.1 million at December 31, 2002 and 2001, respectively.

     At December 31, 2002 and 2001, Gallagher had $25.0 million and $35.0 million, respectively, in short-term borrowings outstanding under the Credit Agreement. The fair value of these borrowings approximated their carrying value due to their short-term duration and variable interest rates. Market risk was estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher's weighted average short-term borrowing rate at December 31, 2002 and 2001 and the resulting fair values were not materially different from the year-end carrying values.

     Gallagher is subject to foreign currency exchange rate risk primarily due to the fact that its United Kingdom-based subsidiaries incur expenses denominated in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Gallagher does not hedge this foreign currency exchange rate risk. The foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2002 and 2001 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $6.1 million and $3.3 million, respectively. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management's opinion that this foreign currency exchange risk is not material to Gallagher's consolidated operating results or financial position. Gallagher manages the balance sheets of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets, thereby maintaining a "balanced book", which minimizes the effects of currency fluctuations.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

                                                                              31
 CONSOLIDATED
 STATEMENTS OF EARNINGS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                            ---------------------------------------
(in thousands, except per share data)                                          2002          2001          2000
------------------------------------------------------------------------    -----------   -----------   -----------
OPERATING RESULTS
  Revenues:
    Commissions                                                             $   663,470   $   539,023   $   474,082
    Fees                                                                        388,867       324,864       281,235
    Investment income and other:
      Interest income from fiduciary funds                                        9,289        13,166        19,468
      Income (loss) from investment strategies and marketable securities         (5,851)        8,255         6,574
      Income (loss) from equity investments and partnerships                    (15,534)        8,049         3,243
      Gain on sale of portion of minority interest in investment                 11,848            --            --
      Installment gains from alternative energy partnership sales                34,580        11,703         9,200
      Income from real estate ventures                                            9,324        12,115         3,121
      Other income                                                                5,229         5,813         3,657
                                                                            -----------   -----------   -----------
    Total investment income and other                                            48,885        59,101        45,263
                                                                            -----------   -----------   -----------
      Total revenues                                                          1,101,222       922,988       800,580
                                                                            -----------   -----------   -----------
  Expenses:
    Salaries and employee benefits                                              576,497       478,563       415,348
    Other operating expenses                                                    293,557       251,707       230,100
    Operating expenses of alternative energy partnerships                         6,131        21,079            --
    Expenses of real estate ventures                                              7,265         6,640         1,967
    Depreciation                                                                 25,784        19,641        15,780
    Amortization                                                                  6,646         3,505         3,646
                                                                            -----------   -----------   -----------
      Total expenses                                                            915,880       781,135       666,841
                                                                            -----------   -----------   -----------
  Earnings before income taxes                                                  185,342       141,853       133,739
  Provision for income taxes                                                     55,603        16,597        40,784
                                                                            -----------   -----------   -----------
    Net earnings                                                            $   129,739   $   125,256   $    92,955
                                                                            ===========   ===========   ===========
  Basic net earnings per share                                              $      1.49   $      1.48   $      1.11
  Diluted net earnings per share                                                   1.41          1.39          1.04
  Dividends declared per common share                                               .60           .52           .46

See notes to consolidated financial statements.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

32

CONSOLIDATED
BALANCE SHEETS

                                                                                  DECEMBER 31,
                                                                            -------------------------
(in thousands)                                                                 2002          2001
------------------------------------------------------------------------    -----------   -----------
ASSETS
Current assets:
  Cash and cash equivalents                                                 $   152,536   $    98,530
  Restricted cash                                                               256,323       209,509
  Premiums and fees receivable                                                1,183,737     1,117,238
  Investment strategies -- trading                                               55,937        52,588
  Marketable securities -- trading                                               14,619            --
  Other                                                                         110,458        85,142
                                                                            -----------   -----------
    Total current assets                                                      1,773,610     1,563,007

Marketable securities -- available for sale                                          --        18,290
Deferred income taxes                                                           102,361        99,263
Other investments and notes receivable                                          168,413       192,002
Other noncurrent assets                                                          33,133        24,194

Fixed assets                                                                    367,273       283,807
Accumulated depreciation and amortization                                      (116,278)     (100,562)
                                                                            -----------   -----------
Net fixed assets                                                                250,995       183,245

Goodwill -- net                                                                  84,217        55,475
Amortizable intangible assets -- net                                             50,845         9,866
                                                                            -----------   -----------
                                                                            $ 2,463,574   $ 2,145,342
                                                                            ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Premiums payable to insurance and reinsurance companies                   $ 1,488,222   $ 1,366,516
  Accrued salaries and bonuses                                                   58,066        56,572
  Accounts payable and other accrued liabilities                                107,542       111,618
  Unearned fees                                                                  19,427        16,527
  Income taxes payable                                                           11,036        33,746
  Borrowings on line of credit facility                                          25,000        35,000
  Borrowings on line of credit facilities -- limited partnerships                16,996         3,552
  Current portion of long-term debt -- limited partnerships                       5,786         3,152
  Other                                                                          17,529        11,273
                                                                            -----------   -----------
    Total current liabilities                                                 1,749,604     1,637,956

Long-term debt -- limited partnerships                                          128,349        96,698
Other noncurrent liabilities                                                     57,466        39,075

Commitments and contingencies -- Note 15

Stockholders' equity:
 Common stock -- issued and outstanding 88,548 shares in 2002
  and 85,111 shares in 2001                                                      88,548        85,111
 Capital in excess of par value                                                  92,716         8,768
 Retained earnings                                                              360,958       283,796
 Unearned deferred compensation                                                  (6,544)       (3,438)
 Unearned restricted stock                                                       (7,523)           --
 Accumulated other comprehensive earnings (loss)                                     --        (2,624)
                                                                            -----------   -----------
  Total stockholders' equity                                                    528,155       371,613
                                                                            -----------   -----------
                                                                            $ 2,463,574   $ 2,145,342
                                                                            ===========   ===========

See notes to consolidated financial statements.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

CONSOLIDATED
STATEMENTS OF CASH FLOWS

                                                                                    YEARS ENDED DECEMBER 31,
                                                                            ---------------------------------------
(in thousands)                                                                 2002          2001          2000
------------------------------------------------------------------------    -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings                                                              $   129,739   $   125,256   $    92,955
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Net loss (gain) on investments and other                                     13,562        (2,895)       (2,006)
    Gain on sales of operations                                                  (2,500)       (2,375)       (1,823)
    Depreciation and amortization                                                32,430        23,146        19,426
    Increase in restricted cash                                                 (46,814)      (50,863)      (29,350)
    Increase in premiums receivable                                             (57,705)     (297,758)      (53,395)
    Increase in premiums payable                                                103,000       380,464        97,105
    (Increase) decrease in trading investments -- net                            (1,758)        1,051         6,498
    (Increase) decrease in other current assets                                 (21,787)       (9,160)        7,876
    Increase in accrued salaries and bonuses                                      4,534        18,094        14,073
    Decrease in accounts payable and other accrued liabilities                   (8,795)       (1,478)       (1,479)
    (Decrease) increase in income taxes payable                                 (22,842)       23,456           105
    Tax benefit from issuance of common stock                                    18,683        24,806        20,027
    Net change in deferred income taxes                                          (6,577)      (77,751)      (30,613)
    Other                                                                        16,513       (22,452)       30,019
                                                                            -----------   -----------   -----------
      Net cash provided by operating activities                                 149,683       131,541       169,418
                                                                            -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of marketable securities                                            (16,004)      (13,957)      (25,832)
  Proceeds from sales of marketable securities                                   10,568        23,051        22,471
  Proceeds from maturities of marketable securities                               3,185           398           762
  Net additions to fixed assets                                                 (45,430)      (31,457)      (20,649)
  Cash paid for acquisitions, net of cash acquired                               (5,443)      (17,893)      (14,801)
  Proceeds from sales of operations                                               2,500         2,700         2,334
  Other                                                                           1,897       (47,804)      (35,632)
                                                                            -----------   -----------   -----------
    Net cash used by investing activities                                       (48,727)      (84,962)      (71,347)
                                                                            -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock                                         15,546        27,255        27,837
  Repurchases of common stock                                                   (11,662)     (104,122)      (31,344)
  Dividends paid                                                                (50,359)      (41,618)      (33,759)
  Borrowings on line of credit facilities                                       271,444       210,252        45,000
  Repayments on line of credit facilities                                      (268,000)     (171,700)      (60,000)
  Borrowings of long-term debt                                                      500            --        12,410
  Repayments of long-term debt                                                   (4,419)       (4,006)       (2,315)
  Equity transactions of pooled companies prior to dates of acquisition              --       (13,497)       (4,937)
                                                                            -----------   -----------   -----------
    Net cash used by financing activities                                       (46,950)      (97,436)      (47,108)
                                                                            -----------   -----------   -----------

Net increase (decrease) in cash and cash equivalents                             54,006       (50,857)       50,963
Cash and cash equivalents at beginning of year                                   98,530       149,387        98,424
                                                                            -----------   -----------   -----------
Cash and cash equivalents at end of year                                    $   152,536   $    98,530   $   149,387
                                                                            ===========   ===========   ===========
Supplemental disclosures of cash flow information:
  Interest paid                                                             $    10,743   $    10,477   $     4,937
  Income taxes paid                                                              63,067        36,470        25,371

See notes to consolidated financial statements.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

34

CONSOLIDATED
STATEMENTS OF STOCKHOLDERS' EQUITY

                                                 COMMON STOCK        CAPITAL IN                 UNEARNED       UNEARNED
                                              --------------------    EXCESS OF    RETAINED     DEFERRED      RESTRICTED
(in thousands)                                SHARES      AMOUNT      PAR VALUE    EARNINGS   COMPENSATION      STOCK
------------------------------------------    ------   -----------   -----------  ---------   ------------   -----------
Balance at December 31, 1999                  82,157   $    82,157   $    8,847   $ 172,466   $         --   $        --

 Net earnings                                     --            --           --      92,955             --            --
 Net change in unrealized gain (loss)
  on available for sale securities                --            --           --          --             --            --

 COMPREHENSIVE EARNINGS
 Cash dividends declared on
  common stock                                    --            --           --     (35,539)            --            --
 Common stock issued under stock
  option plans                                 3,811         3,811       24,026          --             --            --
 Tax benefit from issuance of
  common stock                                    --            --       20,027          --             --            --
 Common stock repurchases                     (1,500)       (1,500)     (30,987)         --             --            --
 Common stock issued in two
  pooling acquisitions                            72            72           --          --             --            --
 Equity transactions of pooled companies
  prior to dates of acquisition                   --            --         (151)     (4,786)            --            --
                                              ------   -----------   ----------   ---------   ------------   -----------

Balance at December 31, 2000                  84,540        84,540       21,762     225,096             --            --

 Net earnings                                     --            --           --     125,256             --            --
 Net change in unrealized gain (loss)
  on available for sale securities                --            --           --          --             --            --

 COMPREHENSIVE EARNINGS
 Cash dividends declared on
  common stock                                    --            --           --     (43,534)            --            --
 Common stock issued under stock
  option plans                                 3,007         3,007       24,248          --             --            --
 Tax benefit from issuance of
  common stock                                    --            --       24,806          --             --            --
 Common stock repurchases                     (3,359)       (3,359)     (90,151)     (9,470)            --            --
 Common stock issued in three
  pooling acquisitions                            93            93           --          --             --            --
 Common stock issued in three
  purchase acquisitions                          678           678       24,200          --             --            --
 Common stock issued under
  deferred compensation                          152           152        3,848          --         (3,438)           --
 Equity transactions of pooled companies
  prior to dates of acquisition                   --            --           55     (13,552)            --            --
                                              ------   -----------   ----------   ---------   ------------   -----------
Balance at December 31, 2001                  85,111        85,111        8,768     283,796         (3,438)           --

 Net earnings                                     --            --           --     129,739             --            --
 Net change in unrealized gain (loss)
  on available for sale securities                --            --           --          --             --            --

 COMPREHENSIVE EARNINGS
 Cash dividends declared on
  common stock                                    --            --           --     (52,577)            --            --
 Common stock issued under stock
  option plans                                 1,896         1,896       13,650          --             --            --
 Tax benefit from issuance of
  common stock                                    --            --       18,683          --             --            --
 Common stock repurchases                       (478)         (478)     (11,184)         --             --            --
 Common stock issued in seven
  purchase acquisitions                        1,590         1,590       49,166          --             --            --
 Common stock issued under
  deferred compensation                          123           123        3,908          --         (3,106)           --
 Common stock issued under
  restricted stock                               306           306        9,725          --             --        (7,523)
                                              ------   -----------   ----------   ---------   ------------   -----------
Balance at December 31, 2002                  88,548   $    88,548   $   92,716   $ 360,958   $     (6,544)  $    (7,523)
                                              ======   ===========   ==========   =========   ============   ===========


                                               ACCUMULATED
                                                 OTHER            TOTAL
                                             COMPREHENSIVE    STOCKHOLDERS'
(IN THOUSANDS)                              EARNINGS (LOSS)      EQUITY
----------------------------------------   -----------------  -------------
Balance at December 31, 1999               $         (2,669)  $     260,801
                                                              -------------
 Net earnings                                            --          92,955
 Net change in unrealized gain (loss)
  on available for sale securities                      171             171
                                                              -------------
 COMPREHENSIVE EARNINGS                                              93,126
 Cash dividends declared on
  common stock                                           --         (35,539)
 Common stock issued under stock
  option plans                                           --          27,837
 Tax benefits from issuance of
  common stock                                           --          20,027
 Common stock repurchases                                --         (32,487)
 Common stock issued in two
  pooling acquisitions                                   --              72
 Equity transactions of pooled companies
  prior to dates of acquisition                          --          (4,937)
                                           ----------------   -------------

Balance at December 31, 2000                         (2,498)        328,900
                                                              -------------
 Net earnings                                            --         125,256
 Net change in unrealized gain (loss)
  on available for sale securities                     (126)           (126)
                                                              -------------
                                                                    125,130
 COMPREHENSIVE EARNINGS
 Cash dividends declared on
  common stock                                           --         (43,534)
 Common stock issued under stock
  option plans                                           --          27,255
 Tax benefit from issuance of
  common stock                                           --          24,806
 Common stock repurchases                                --        (102,980)
 Common stock issued in three
  pooling acquisitions                                   --              93
 Common stock issued in three
  purchase acquisitions                                  --          24,878
 Common stock issued under
  deferred compensation                                  --             562
 Equity transactions of pooled companies
  prior to dates of acquisition                          --         (13,497)
                                            ---------------   -------------
Balance at December 31, 2001                         (2,624)        371,613
                                                              -------------
 Net earnings                                            --         129,739
 Net change in unrealized gain (loss)
 on available for sale securities                     2,624           2,624
                                                              -------------
                                                                    132,363
 COMPREHENSIVE EARNINGS
 Cash dividends declared on
  common stock                                           --         (52,577)
 Common stock issued under stock
  option plans                                           --          15,546
 Tax benefit from issuance of
  common stock                                           --          18,683
 Common stock repurchases                                --         (11,662)
 Common stock issued in seven
  purchase acquisitions                                  --          50,756
 Common stock issued under
  deferred compensation                                  --             925
 Common stock issued under
  restricted stock                                       --           2,508
                                           ----------------   -------------
Balance at December 31, 2002               $             --   $     528,155
                                           ================   =============

See notes to consolidated financial statements.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

NOTES TO
CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS
     Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty market or human resource/employee benefit market. Investment income and other revenue is generated from Gallagher's investment portfolio, which includes fiduciary funds, equity securities and tax advantaged and other strategic investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in more than 100 countries around the world through a network of correspondent brokers and consultants.

BASIS OF PRESENTATION
     The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Investments in partially owned entities in which Gallagher's ownership is less than 50% are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. For partially owned entities accounted for using the equity method, Gallagher's share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years' financial statements in order to conform to the current year presentation.

USE OF ESTIMATES
     The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

REVENUE RECOGNITION
     Gallagher's revenues are derived from commissions, fees and investment income.

     Commission revenues, as well as the related premiums receivable and premiums payable to insurance companies, are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance companies are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related detail is received by Gallagher from the insurance company. A contingent commission is a commission, paid by an insurance company, that is based on the overall estimated profit and/or volume of the business placed with that insurance company. Commissions on premiums billed directly by insurance companies relates to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance company. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

     Fee revenues are recognized ratably as the services are rendered. Fee revenues generated from the Insurance Brokerage Services segment primarily relate to fees negotiated in lieu of commissions, which are recognized in the same manner as commission revenues. Fee revenues generated from the Risk Management Services segment relate to third-party claims administration, loss control and other risk management consulting services, which are provided over a period of time, typically one year. The income effects of subsequent fee adjustments are recorded when the adjustments become known.

     Premiums and fees receivable in the accompanying consolidated balance sheets are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $3,000,000 and $2,500,000 at December 31, 2002 and 2001, respectively, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year end. The allowance for doubtful accounts was $2,025,000 and $1,730,000 at December 31, 2002 and 2001, respectively.
     Gallagher periodically reviews the adequacy of the allowances for estimated policy cancellations and doubtful accounts and adjusts them as deemed necessary.

     Investment income and other primarily includes interest income, dividend income, net realized and unrealized gains (losses), income (loss) from equity investments, and gains on sales of operations and invested assets. Interest income is recorded as earned. Dividend income is recognized as income based on the date that the underlying security trades "ex-dividend." For revenue recognition policies pertaining to net realized and unrealized gains (losses), see the accounting policy on investments below. Income
     (loss) from equity investments represents Gallagher's proportionate share of income or losses from investments accounted for using the equity method.

EARNINGS PER SHARE
     Basic net earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding during the respective period. Diluted net earnings per share is computed by dividing net earnings by the weighted average number of common and common equivalent shares outstanding during the respective period. Common equivalent shares include incremental shares from dilutive stock options, which are calculated from the date of grant under the treasury stock method using the average market price for the period.

CASH AND CASH EQUIVALENTS
     Short-term investments, consisting principally of commercial paper and certificates of deposit that have a maturity of 90 days or less at date of purchase, are considered cash equivalents.

RESTRICTED CASH
     In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher. Various state and foreign

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

36

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     agencies that regulate insurance brokers provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as interest income from fiduciary funds in the accompanying consolidated statements of earnings.

     Premiums collected from insureds, but not yet remitted to insurance carriers, are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher's subsidiaries operate. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheets, with the related liability reported as premiums payable to insurance companies. Additionally, one of Gallagher's United Kingdom subsidiaries is required by Lloyd's of London to meet certain liquidity requirements.

INVESTMENTS
     Investment strategies and marketable securities are considered trading securities. Investment strategies consist primarily of limited partnerships, which invest in common and preferred stocks and bonds. Marketable securities consist primarily of common and preferred stocks and bonds. Investments designated as trading are carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses included in the consolidated statements of earnings. The fair value of investment strategies is determined by reference to the fair values of the underlying common and preferred stocks and bonds, which are based primarily on quoted market prices. The fair value of marketable securities is based primarily on quoted market prices.

     Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio which consists primarily of common and preferred stocks and bonds, from available for sale to trading based on changes in its investment philosophy. Prior to September 30, 2002, marketable securities were considered available for sale and were carried at fair value in the accompanying consolidated balance sheets, with unrealized gains and losses, less related deferred income taxes, excluded from net earnings and reported as accumulated other comprehensive earnings (loss). Gains and losses were recognized in net earnings when realized using the specific identification method. The fair value of marketable securities held as available for sale were based primarily on quoted market prices. As a result of this reclassification, $425,000 of net pretax unrealized losses, previously classified in accumulated other comprehensive earnings
     (loss), was recognized in earnings before income taxes in the third quarter of 2002.

FIXED ASSETS
     Fixed assets are carried at cost in the accompanying consolidated balance sheets. Gallagher periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference. Depreciation for fixed assets is computed using the straight-line method over the following estimated useful lives:

                                                                           YEARS
     ---------------------------------------------------------------------------
     Furniture and equipment                                          3-10 years
     Buildings and improvements                                       3-40 years
     Airplanes of the leasing company                                   15 years
     Leasehold improvements                          Lesser of remaining life of
                                                      the asset or life of lease
INTANGIBLE ASSETS
     Intangible assets consist of the excess of cost over the value of net tangible assets of acquired businesses, expiration lists and non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements). In accordance with Statement of Financial Accounting Standards No. 142 (SFAS
     142), "Goodwill and Other Intangible Assets," goodwill and indefinite lived assets are not amortized, but are subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill and other intangible assets for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Under those circumstances, if the fair value were less than the carrying amount of the asset, a loss would be recognized for the difference.

STOCK-BASED COMPENSATION
     At December 31, 2002, Gallagher has four stock-based employee compensation plans, which are described more fully in Note 10. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. Gallagher accounts for stock option grants under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations and, accordingly, recognizes no compensation expense for these stock options granted to employees. The following table illustrates the effect on net earnings and net earnings per share if Gallagher had applied the fair value recognition provisions of Statement of Financial Accounting Standards Board No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," to stock-based employee compensation.

                                                                      YEARS ENDED DECEMBER 31,
                                                               --------------------------------------
                                                                  2002           2001         2000
     -------------------------------------------------------   ----------    ----------    ----------
     Net earnings, as reported                                 $  129,739    $  125,256    $   92,955
     Deduct: Total stock-based employee compensation
      expense determined under fair value based method for
      all awards (see Note 10), net of related tax effects         (4,013)       (6,232)       (2,046)
                                                               ----------    ----------    ----------
     Pro forma net earnings                                    $  125,726    $  119,024    $   90,909
                                                               ==========    ==========    ==========
     Basic net earnings per share -- as reported               $     1.49    $     1.48    $     1.11
     Basic net earnings per share -- pro forma                       1.44          1.40          1.09
     Diluted net earnings per share -- as reported                   1.41          1.39          1.04
     Diluted net earnings per share -- pro forma                     1.38          1.33          1.03

     As presented in the table above, had Gallagher applied the fair value recognition provisions of SFAS 123, diluted net earnings per share as reported would have been reduced by $.03 in 2002, $.06 in 2001 and $.01 in 2000. The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future effects.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

FAIR VALUE OF FINANCIAL INSTRUMENTS
      The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheets for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance companies, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2002 and 2001, approximate fair value because of the short maturity of these instruments. The financial assets that comprise investment strategies and marketable securities are carried at fair value in the accompanying consolidated balance sheets. Fair values for other investments and notes receivable are disclosed in Note 4. The carrying amount of borrowings outstanding under Gallagher's credit agreement approximates fair value at December 31, 2002 because the borrowings are at floating interest rates.

EFFECT OF NEW PRONOUNCEMENTS
     GUARANTEES
     In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (Interpretation 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which will significantly change current practice in the accounting for, and disclosure of, guarantees. Interpretation 45 requires certain guarantees to initially be recorded as a liability at fair value, which is different from the current practice of recording a liability only when a loss is probable and estimable, as those terms are defined in Statement of Financial Accounting Standards No. 5 (SFAS 5), "Accounting for Contingencies." Interpretation 45 also requires a guarantor to make significant new disclosures, even when the likelihood of making any payments under the guarantee is remote, which is also a change from general current practice.

     The Interpretation's disclosure requirements are effective for all guarantees, regardless of the initiation date, for financial statements of interim or annual periods ending after December 15, 2002, while the initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued, renewed or modified after December 31, 2002. Gallagher implemented the disclosure requirements of Interpretation 45 in 2002, which is presented in Note 15. Gallagher is currently evaluating the impact Interpretation 45 will have on Gallagher's consolidated financial statements for those current guarantees that are anticipated to renew in 2003. The adoption of Interpretation 45 could have a material effect on Gallagher's consolidated operating results or financial position.

     CONSOLIDATION OF PARTIALLY-OWNED ENTITIES
     In January 2003, the FASB issued FASB Interpretation No. 46 (Interpretation
     46), "Consolidation of Variable Interest Entities." Interpretation 46 generally defines a variable interest entity (VIE) as a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its own activities.

     Prior to Interpretation 46, a partially owned entity was only consolidated into the investor company's consolidated financial statements if it was controlled by the investor company through voting interests. Regardless of voting interests, Interpretation 46 generally requires a VIE to be consolidated by an investor company if that VIE's equity is less than 10% of its assets and the investor company is subject to a majority of the risk of loss from the VIE's activities or entitled to receive a majority of the VIE's residual returns or both. Interpretation 46 also requires disclosures about VIEs in circumstances where the investor company is not required to consolidate but in which it has a significant variable interest.

     The consolidation requirements of Interpretation 46 apply immediately to VIEs created or invested in after January 31, 2003. The consolidation requirements apply to entities created or invested in as of January 31, 2003 or earlier, in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the VIE was created or invested in.

     Gallagher has a number of investments it believes may be deemed to be VIEs. These investments include qualified affordable housing and alternative energy projects intended primarily to be income tax credit generators, a synthetic fuel facility intended to produce both tax credits and pretax income, real estate development projects intended to generate gains and venture capital investees intended to generate equity income and realized gains. Total assets of these investments approximates $650,000,000 in the aggregate. Gallagher's maximum exposure to losses related to these investments is approximately $14,000,000 including net book value, letters of credit, financial guarantees and funding commitments. Management is currently evaluating the impact Interpretation 46 will have on Gallagher's consolidated financial statements. However, management anticipates that the adoption of Interpretation 46 will not have a material effect on Gallagher's consolidated net earnings or stockholders' equity.

     INTANGIBLE ASSETS
     In 2001, the FASB issued Statement of Financial Accounting Standards No. 141 (SFAS 141), "Business Combinations," and SFAS 142. SFAS 141 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, SFAS 141 further clarifies the criteria to recognize intangible assets separately from goodwill. The requirements of SFAS 141 were effective for business combinations accounted for by the purchase method completed after June 30, 2001.

     Under SFAS 142, goodwill and indefinite lived intangible assets are no longer amortized, but are subject to periodic review for impairment (at least annually or more frequently if impairment indicators arise). Separable intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 initially applied only to goodwill and intangible assets related to business combinations accounted for by the purchase method that were completed after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, companies were required to adopt SFAS 142 in their fiscal year beginning after December 15, 2001 (i.e., January 1, 2002 for calendar year companies). Because of the different transition dates for goodwill and intangible assets acquired before June 30, 2001 and those acquired after that date, pre-existing goodwill and intangible assets were amortized during the transition period from June 30 to December 31, 2001. Effective January 1, 2002, Gallagher adopted the remaining provisions of SFAS 142 with respect to pre-existing goodwill and intangible assets, the effect of which was not material to Gallagher's consolidated operating results or financial position.

Arthur J. Gallagher & Co. 2002 ANNUAL  REPORT

38

2. BUSINESS COMBINATIONS

PURCHASE ACQUISITIONS
     In 2002, Gallagher acquired substantially all of the net assets of the following insurance brokerage and risk management firms for its common stock and/or cash using the purchase accounting method for recording business combinations (in thousands):

                                           COMMON    COMMON                            RECORDED
                                           SHARES    SHARE                 ESCROW      PURCHASE     CONTINGENT
2002 PURCHASE ACQUISITIONS                 ISSUED    VALUE     CASH PAID  DEPOSITED      PRICE       PAYABLE
----------------------------------------   ------   --------   ---------  ---------    ----------   ----------
     Life Plans Unlimited, Inc.
      (LPUI), February 28, 2002               127   $  3,987   $      --  $     443    $    4,430   $    3,000
     Tom Sherwin Insurance Agency,
      February 28, 2002                        --         --         720         80           800          600
     NiiS/Apex Group Holdings, Inc.
      (NAGH), April 1, 2002                   643     18,968          --      2,108        21,076        2,000
     Cornwall & Stevens Co., Inc.,
      April 30, 2002                           --         --       1,800        200         2,000           --
     Manning & Smith Insurance, Inc.
      (MSII), May 31, 2002                    274      8,664          --        992         9,656        7,500
     Roberts & Roberts Insurance
      Agency, Inc. (RRIA), May 31, 2002        87      2,773          --        308         3,081        1,700
     Mountain View Software Corporation,
      May 31, 2002                             15        491          --         55           546        1,100
     Craig M. Ferguson & Co., Inc.,
      July 31, 2002                            --         --       2,600        100         2,700        2,300
     Grandy Pratt Co.
      (GPC), October 31, 2002                 393      9,470          --      1,052        10,522          800
     Encore Insurance & Bonding, Inc.
      (EIBI), November 30, 2002                51      1,340       1,375        105         2,820        1,500
                                           ------   --------   ---------  ---------    ----------   ----------
                                            1,590   $ 45,693   $   6,495  $   5,443    $   57,631   $   20,500
                                           ======   ========   =========  =========    ==========   ==========

     Common shares exchanged in connection with these acquisitions were valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits returned to Gallagher as a result of purchase price adjustment provisions are recorded as downward adjustments to intangible assets when the escrows are settled. The contingent payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid per the purchase agreements. These contingent obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective dates of acquisition. Future payments made under these arrangements will be recorded as upward adjustments to goodwill when the contingencies are settled.

























     The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in thousands):

                                                                                               FOUR OTHER
                                LPUI      NAGH       MSII     RRIA        GPC       EIBI      ACQUISITIONS    TOTAL
----------------------------  --------  --------  ---------  -------   --------   ---------   ------------  ---------
Current assets                $    107  $  2,626  $   7,185  $    52   $  5,250   $   1,230   $      6,424  $  22,874
Other noncurrent assets             --        --         --       --         15          --            320        335
Fixed assets                         7       307        196       53        341          --            153      1,057
Goodwill                         2,866    13,455      2,381    2,176      4,915       1,107          3,797     30,697
Expiration lists                 1,046     4,480      4,113      691      6,143       1,384          2,343     20,200
Non-compete agreements             504     3,030      2,808      333      1,229         277            603      8,784
                              --------  --------  ---------  -------   --------   ---------   ------------  ---------
   Total assets acquired         4,530    23,898     16,683    3,305     17,893       3,998         13,640     83,947
Current liabilities                100     2,617      7,027      224      5,991       1,178          7,594     24,731
Other noncurrent liabilities        --       205         --       --      1,380          --             --      1,585
                              --------  --------  ---------  -------   --------   ---------   ------------  ---------
   Total liabilities assumed       100     2,822      7,027      224      7,371       1,178          7,594     26,316
                              --------  --------  ---------  -------   --------   ---------   ------------  ---------
   Total net assets acquired  $  4,430  $ 21,076  $   9,656  $ 3,081   $ 10,522   $   2,820   $      6,046  $  57,631
                              ========  ========  =========  =======   ========   =========   ============  =========

     These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail insurance brokerage services and risk management industries and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date for the 2002 acquisitions was allocated to goodwill, expiration lists and non-compete agreements in the amounts of $30,697,000, $20,200,000 and $8,784,000, respectively. With the exception of the intangible assets related to the MountainView Software Corporation acquisition, which were allocated to the Risk Management Services segment, all of the goodwill, expiration lists, and non-compete agreements were allocated to the Insurance Brokerage Services segment. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operation to determine the necessity for allocation adjustments. Expiration lists and non-compete agreements related to the 2002 acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of 14 years and 6 years, respectively. Of the $20,200,000 of expiration lists and $8,784,000 of non-compete agreements related to the 2002 acquisitions, Gallagher expects $3,727,000 and $880,000, respectively, to be deductible for tax purposes. Accordingly, $10,530,000 of goodwill and a corresponding deferred tax liability related to the nondeductible amortizable intangible assets were established in the Corporate segment, which is not included in the above table.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

     Gallagher's consolidated financial statements for the years ended December 31, 2002 include the operations of these companies from the dates of their respective acquisitions. The following is a summary of the unaudited proforma historical results, as if these entities had been acquired at January 1, 2002 and 2001, respectively (in thousands, except per share data):

                                                        YEARS ENDED DECEMBER 31,
                                                        ------------------------
                                                           2002         2001
     ------------------------------------------------   -----------  -----------
     Total revenues                                     $ 1,119,978  $   968,442
     Net earnings                                           130,321      128,028
     Basic net earnings per share                              1.48         1.48
     Diluted net earnings per share                            1.41         1.40

     The unaudited proforma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations, which actually would have resulted had the acquisitions occurred as of January 1, 2002 and 2001, respectively, nor is it necessarily indicative of future operating results.

     In the second quarter of 2002, a 90% owned subsidiary of Gallagher acquired a leasing company that leases two cargo airplanes to the French postal service. As part of this acquisition, the subsidiary acquired assets of $47.0 million and assumed non-recourse long-term debt of $38.2 million, in exchange for $3.1 million of cash and $5.7 million of other assets. During the second quarter of 2002, Gallagher consolidated the financial results of this leasing company into its consolidated financial statements.

POOLINGS OF INTERESTS ACQUISITIONS
     In 2001, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms in exchange for shares of its common stock: The Galtney Group, Inc. dba Healthcare Insurance Services, 3,330,000 shares; MDM Insurance Associates, Inc., 752,000 shares; The InWest Group, Inc., 407,000 shares; SKANCO International, Ltd., 263,000 shares; Nelson/Monarch Insurance Services, Ltd., 109,000 shares: E.S. Susanin, Inc., 109,000 shares; Burgess & Associates, Inc., 73,000 shares; Madison Scott & Associates, Inc., 34,000 shares; Midwest Surety Services, Inc., 32,000 shares; and Central Surety Agency, Inc., 26,000 shares.

     These acquisitions were accounted for as poolings of interests and, except for three of these acquisitions whose results were not significant, the consolidated financial statements for all periods prior to the acquisition dates were restated in 2001 to include the operations of these companies.

3.  RECLASSIFICATIONS OF PREVIOUSLY REPORTED FINANCIAL STATEMENTS

     During the first quarter of 2002, Gallagher undertook a review of how it was accounting for all of its partially owned entities. Given the current environment regarding ownership/control relationships with respect to partially owned entities, Gallagher determined that it would be appropriate to consolidate three operations that were previously accounted for using the equity method of accounting. In addition, prior to 2002, the premiums and claims receivable and payable of a reinsurance intermediary subsidiary of Gallagher were reported on a net basis in Gallagher's consolidated balance sheets, with the gross amounts disclosed in the notes to the consolidated financial statements. During 2002, Gallagher determined that it would be appropriate to include these amounts on a gross basis in its consolidated balance sheets in order to conform to a more common industry practice. Reclassifications have been made to the previously reported financial statements in order to conform them to the current year presentation. These reclassifications had no impact on the previously reported net earnings or stockholders' equity. The following summarizes the reclassifications that were made to the 2001 consolidated financial statements (in thousands, except per share data):

                                                                  AS PREVIOUSLY      AMOUNTS         AS
DECEMBER 31, 2002                                                    REPORTED     RECLASSIFIED  RECLASSIFIED
---------------------------------------------------------------   -------------   ------------  ------------
Premiums and fees receivable                                      $     555,276   $    561,962  $  1,117,238
Net fixed assets                                                         51,246        131,999       183,245
Total assets                                                          1,471,823        673,519     2,145,342
Premiums payable to insurance and
  reinsurance companies                                                 805,595        560,921     1,366,516
Borrowings on line of credit facilities -- limited partnerships              --          3,552         3,552
Total long-term debt -- limited partnerships                                 --         99,850        99,850
Total stockholders' equity                                              371,613             --       371,613

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

40

4.  INVESTMENTS

 EQUITY INVESTMENTS
     Gallagher's equity investment philosophy generally consists of investing in tax advantaged and other investment projects that take a long-term view toward private sale or public offering. Gallagher uses the limited partnership or limited liability company forms of legal ownership to fund many of its investments in order to obtain favorable tax treatment with respect to gains, losses and distributions, while limiting its liability. Based on the ownership structure of these investments, management believes that Gallagher's exposure to losses related to these investments is limited to the combination of its net carrying value, letters of credit, financial guarantees and funding commitments.

     The following is a summary of Gallagher's investments and notes receivable and the related outstanding letters of credit, financial guarantees and funding commitments (in thousands):

                                                                          LETTERS OF
                                                         INVESTMENTS      CREDIT AND
                                                             AND           FINANCIAL      FUNDING
DECEMBER 31, 2002                                        RECEIVABLES      GUARANTEES    COMMITMENTS
------------------------------------------------------   --------------   ----------    -----------


 Investment strategies -- trading                        $    55,937(1)   $       --    $     6,516
                                                         ===========
 Marketable securities -- trading                             14,619(1)           --             --
                                                         ===========
 Other investments and notes receivable:
  Tax advantaged investments:
    Partnership interest                                 $    56,700           5,880          2,600
    Notes receivable                                          20,752              --             --
  Equity investment in Asset Alliance
    Corporation                                               45,526          15,000             --
  Venture capital investments:
    Equity and partnership interests                          27,911          14,931          2,565
    Notes receivable                                          19,966              --             --
  Equity investment in Allied World
    Assurance Holdings, Ltd.                                  20,000              --             --
  Other Notes receivable                                       1,251              --             --
                                                         -----------      ----------    -----------
                                                             192,106(1)       35,811          5,165
  Less amounts included in other current assets              (23,693)
                                                         -----------
  Total other investments and notes receivable
   per the consolidated balance sheet                    $   168,413
                                                         ===========
  Net investment assets, letters of credit, financial
   guarantees and funding commitments related to
   investments accounted for on a consolidated basis          33,166(1)       45,675          7,000
                                                         -----------      ----------    -----------
  Total net investment assets, letters of credit,
   financial guarantees and funding commitments
   related to Gallagher's investment portfolios          $   295,828(2)   $   81,486         18,681
                                                         ===========      ==========    ===========
DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------
Investment strategies -- trading                         $    52,588(1)   $       --    $     6,650
                                                         ===========
Marketable securities -- available for sale              $    18,290(1)           --             --
                                                         ===========
Other investments and notes receivable:
  Tax advantaged investments:
    Partnership interests                                $    47,219           4,380             --
    Notes receivable                                          16,956              --             --
  Equity investment in Assets Alliance
    Corporation                                               33,595          25,000             --
  Venture capital investments:
    Equity and partnership interests                          45,328          10,495          5,900
    Notes receivable                                          31,303              --             --
  Equity investment in Allied World
    Assurance Holdings, Ltd.                                  20,000              --             --
  Other notes receivable                                       1,417              --             --
                                                         -----------      ----------    -----------
                                                             195,818(1)       39,875          5,900
Less amounts included in other current assets                 (3,816)
                                                         -----------
Total other investments and notes receivable
 per the consolidated balance sheet                      $   192,002
                                                         ===========
Net invested assets, letters of credit, financial
 guarantees and funding commitments related to
 investments accounted for on a consolidated basis            25,431(1)       34,175             --
                                                         -----------      ----------    -----------
Total net invested assets, letters of credit,
 financial guarantees and funding commitments
 related to Gallagher's investment portfolios            $   292,127(2)   $   74,050    $    12,550
                                                         ===========      ==========    ===========

--------------------------------------------------------------------------------

(2) Equals sum of (1)'s above.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

     Tax advantaged investments represents amounts invested by Gallagher in 32 limited partnerships (36 in 2001) that operate qualified affordable housing and alternative energy projects that are generating tax benefits to Gallagher on an ongoing basis. These benefits are in the form of both tax deductions for operating losses and tax credits. The tax advantaged investments are primarily accounted for using the effective yield method and are carried at amortized cost in the consolidated balance sheets. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investments as a component of the provision for income taxes.

     Gallagher's 25% equity investment in Asset Alliance Corporation, an alternative fund manager, is accounted for using the equity method of accounting. Accordingly, Gallagher's share of net earnings of this entity is included in consolidated net earnings.

     Venture capital investments at December 31, 2002 and 2001 consist primarily of minority investments in 14 and 17, respectively, real estate, asset management, insurance, energy, software and e-commerce companies, only one of which exceeded $5,000,000 individually at December 31, 2002. Venture capital investments included limited partnerships and other equity projects where Gallagher's ownership is between 3% and 50%. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate, depending on the legal form of Gallagher's ownership interest and the applicable percentage of the entity owned. For the investments accounted for using the equity method, Gallagher's share of the net earnings of these entities is included in consolidated net earnings.

     The equity investment in Allied World Assurance Holding, Ltd, represents Gallagher's minority investment in a Bermuda based insurance and reinsurance company founded in 2001 by American International Group Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co.

     Notes receivable from investees primarily represent secured loans made by Gallagher of 10 of its investees (12 in 2001). Interest rates on the loans at December 31, 2002 and 2001 ranged form 4.75% to 10.0%. The carrying value of these loans at December 31, 2002 and 2001 approximated fair value.

     Investments accounted for on a consolidated basis include two real estate partnerships and an leasing company (2002 only). The real estate partnerships represent an investment in a limited partnership that owns the building that Gallagher leases for its corporate headquarters and several of its subsidiary operations, and an investment in a limited partnership that owns 11,000 acres of land under development near Orlando, Florida (Harmony). The airplane leasing company is a 90% owned subsidiary that owns the net assets of a leasing company that leases two cargo airplanes to the French postal service. These three investments are consolidated into Gallagher's consolidated financial statements because Gallagher's voting control in each of these investments is greater than 50%.

     The following is a summary of the assets and liabilities of Gallagher's unconsolidated investments, accounted for using the equity method, reconciled to Gallagher's net carrying value (in thousands):

                                                             DECEMBER 31,
                                                    ---------------------------
                                                        2002           2001
    ---------------------------------------------   ------------   ------------
     Net current assets                             $     84,321   $     98,241
     Other noncurrent assets                             315,859        249,110
     Net fixed assets                                     31,438         25,182
     Net intangible assets                                86,454        135,104
     Debt outstanding                                   (306,711)      (327,281)
     Other noncurrent liabilities                       (120,901)       (78,735)
     Interests of other shareholders                     (32,864)       (45,778)
                                                    ------------   ------------
     Gallagher's net carrying value                 $     57,596   $     55,843
                                                    ============   ============

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

42

4. INVESTMENTS (CONTINUED)

     The following is a summary of the total debt outstanding and Gallagher's commitments related to Gallagher's unconsolidated investments accounted for using the equity method (in thousands):

                                                                                          DECEMBER 31,
                                                              --------------------------------------------------------------------
                                                                           2002                               2001
                                                              ---------------------------------  ---------------------------------
                                                                         LETTERS OF                         LETTERS OF
                                                                DEBT       CREDIT    GUARANTEES    DEBT       CREDIT    GUARANTEES
-----------------------------------------------------------   ---------  ----------  ----------  ---------  ----------  ----------
     Convertible subordinated debentures payable:
        Issued in connection with various
         acquisitions made by Asset Alliance, fixed
         rates of 3.09% to 6.58%, mature 2003 to 2006         $  40,108  $       --  $       --  $  42,605  $       --  $       --

     Mortgage loan on commercial (office and retail) real
      estate complex, secured by the commercial real estate:
        Monthly installments through 2011, 30-year
         amortization period, fixed rate of 7.40%, balloon
         payment in 2011                                         12,763          --          --     12,873          --          --

     Line of credit facility on commercial (hotel) real
      estate complex, secured by the commercial real estate:
        Permits borrowing up to $8,750,000, interest only,
         variable rate of LIBOR plus 4.00%, floor of 8.00%,
         balloon payment April 2003                               8,536         500          --      8,037         500          --

     "Warehouse" line of credit facilities of equity
      investee, secured by loan portfolio:
        Monthly interest-only payments, variable rates of
         commercial paper rate plus 1.06%, commercial paper
         rate plus .95%, LIBOR plus 3.00%, maturities in
         2003 and five-day call                                 226,481       5,000          --    238,824       5,000          --

     Unsecured bank credit agreement of Asset Alliance:
        Due in periodic equal installments through June
         2003, variable rate of LIBOR plus 1.00%                 14,957          --      15,000     24,942          --      25,000

     Redevelopment loan on golf course, secured by the
      property:
        Interest-only, variable rate of LIBOR plus 2.25%,
         balloon payment June 2004                                3,866          --          --         --          --          --

     Other                                                           --         250          --         --         250          --
                                                              ---------  ----------  ----------  ---------  ----------  ----------
     Total debt and Gallagher's contingent commitments for
      Gallagher's investments accounted for using the equity
      method                                                  $ 306,711  $    5,750  $   15,000  $ 327,281  $    5,750  $   25,000
                                                              =========  ==========  ==========  =========  ==========  ==========

     See Notes 7 and 15 for additional commitments and contingencies.
















INVESTMENT INCOME AND OTHER

     Significant components of investment income and other are as follows (in thousands):

                                                                                              YEARS ENDED DECEMBER 31,
                                                                                --------------------------------------------------
                                                                                     2002              2001              2000
-----------------------------------------------------------------------------   --------------    --------------    --------------
     Interest                                                                   $       15,525    $       18,267    $       24,148
     Dividends                                                                           1,839             2,923             2,955
     Net change in unrealized gain (loss) on investment strategies                          32              (110)              628
     Net realized gain on investment strategies                                          1,518             1,852             1,244
     Net realized (loss) gain on marketable securities                                 (10,458)            1,153               134
     Net change in unrealized gain (loss) on marketable securities -- trading              194                --                --
     Gain on sale of portion of minority interest in investment                         11,848                --                --
     Realized loss on sale of equity interest in start-up venture                       (3,547)               --                --
     Income (loss) from equity investments                                              (8,002)             (332)             (709)
     Write-downs of notes receivables from equity investments                          (13,149)               --                --
     Income from tax advantaged investments                                             35,391            13,591             9,200
     Income from consolidated investments                                               11,147            12,115             3,121
     Gains on sales of operations                                                        2,500             2,375             1,823
     Other income                                                                        4,047             7,267             2,719
                                                                                --------------    --------------    --------------
     Total investment income and other                                          $       48,885    $       59,101    $       45,263
                                                                                ==============    ==============    ==============

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

     INCOME FROM TAX ADVANTAGED INVESTMENTS
     Income from tax advantaged investments in 2002 and 2001 primarily relates to the sales of interests in three alternative energy related limited partnerships.

     During the third quarter of 2001, Gallagher completed the sale of a 95% interest in one of its synthetic fuel facilities located in South Carolina. Under the sale agreement, Gallagher received an initial nonrefundable down-payment of $6,700,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facility. Gallagher recognized installment gains of $18,208,000 and $8,242,000 on this sale transaction in 2002 and 2001 respectively. Gallagher retains a 5% partnership interest in this synthetic fuel facility.

     During the fourth quarter of 2001 and the first and fourth quarters of 2002, Gallagher completed the sales of 95% of its interest in a partnership that owns a 59.9% interest in a synthetic fuel facility also located in South Carolina. Gallagher received aggregate down-payments of $4,493,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facility. The buyer has the option to put the purchased interests back to Gallagher if certain adverse tax consequences occur through 2007. In the event of a put, Gallagher would retain all installment payments made through the put date and a pro-rated portion of the initial down-payments. Gallagher recognized installment gains of $15,360,000 and $2,050,000 respectively on this sale transaction in 2002 and 2001 respectively. Gallagher retains a 3% partnership interest in this synthetic fuel facility.

     Effective December 31, 2000, Gallagher completed the sale of its interests in several partnerships that operate landfill gas facilities. Gallagher received an initial down-payment of $8,706,000 and will receive additional installment payments over time through 2007 based on qualified fuel production generated by the facilities. Gallagher recognized installment gains of $1,012,000 and $1,411,000 on this sale transaction in 2002 and 2001 respectively. This transaction had no impact on Gallagher's 2000 results.

     In 2000, Gallagher recognized $7,200,000 of income related to the forfeiture of a non-refundable down-payment from the termination of an installment sale of a synthetic fuel facility and $2,000,000 of income related to an investment development fee generated from one of Gallagher's alternative energy investments.

     INCOME FROM CONSOLIDATED INVESTMENTS
     Income from consolidated investments in 2002, 2001 and 2000 primarily represents rental income related to die airplane leasing company (2002 only) and the two real estate partnerships previously discussed. Rental income of the corporate headquarters limited partnership was $7,165,000, $7,428,000 and $2,351,000 in 2002, 2001 and 2000, respectively. Total expenses associated with this income, including interest and depreciation expenses, were $7,479,000, $7,712,000 and $2,508,000 in 2002, 2001 and
     2000, respectively. In 2002, rental income of the airplane leasing company was $1,943,000 and total expenses associated with this income, including interest and depreciation expenses, was $2,904,000.

     GAINS ON SALES OF OPERATIONS
     In 2002, Gallagher sold a P/C book of business and recorded a gain on the sale of $2,500,000. In 2001, Gallagher sold a benefits administration book of business that was underperforming and recorded a gain on the sale of $2,375,000. In 2000, Gallagher sold several underperforming or geographically undesirable operations and recorded aggregate gains on these sales of $1,823,000. The net assets sold and the operating results included in the consolidated statements of earnings related to these operations were not material to the consolidated financial statements.

     OTHER INCOME
     Other income in 2002 and 2001 consists primarily of investment related fees paid to Gallagher for providing letters of credit and financial guarantees to its investees. Other income in 2000 consists primarily of other income attributable to the restatement effects of the 2001 and 2000 acquisitions accounted for as poolings of interests.

MARKETABLE SECURITIES
     The following is a summary of marketable securities -- available for sale (in thousands):

                             COST OR        GROSS          GROSS
                            AMORTIZED     UNREALIZED     UNREALIZED       FAIR
   DECEMBER 31, 2001          COST          GAINS          LOSSES        VALUE
   ---------------------   -----------   ------------   ------------   ---------
     Preferred stocks      $    11,567   $        215   $        991   $  10,791
     Common stocks               6,635            228          2,161       4,702
     Fixed maturities            4,461             20          1,684       2,797
                           -----------   ------------   ------------   ---------
                           $    22,663   $        463   $      4,836   $  18,290
                           ===========   ============   ============   =========

     The gross realized gains on sales of marketable securities -- available for sale totaled $527,000, $2,420,000 and $884,000 for 2002,2001 and 2000,
     respectively. The gross realized losses totaled $414,000, $690,000 and $750,000 for 2002,2001 and 2000, respectively. In addition, in 2002 and 2001, Gallagher recognized other-than-temporary impairment losses of $10,571,000 and $577,000, respectively, related to its marketable securities -- available for sale portfolio. Effective September 30, 2002, Gallagher reclassified its marketable securities portfolio from available for sale to trading based on changes in investment philosophy.

     The components of other comprehensive earnings (loss), including the related income tax effects, consist of the following (in thousands):

                                                                 YEARS ENDED DECEMBER 31,
                                                           ------------------------------------
                                                              2002         2001         2000
     ----------------------------------------------------  ----------   ----------   ----------
     Change in unrealized gain (loss) on available for
      sale securities during the year, net of income
      taxes of ($481) and $95, respectively                $       --   $     (722)  $      143
     Reclassifications adjustment for losses (gains)
      realized in net earnings during the year, net of
      income taxes of $1,749, $397 and $19, respectively        2,624          596           28
                                                           ----------   ----------   ----------
     Net change in unrealized gain (loss) on available
      for sale securities during the year, net of income
      taxes of $1,749, ($84) and $114, respectively        $    2,624   $     (126)  $      171
                                                           ==========   ==========   ==========

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

44

5. FIXED ASSETS

     Major classes of fixed assets consist of the following (in thousands):

                                                           DECEMBER 31,
                                                 ------------------------------
                                                     2002              2001
 ---------------------------------------------   -------------    -------------
     Furniture and equipment                     $     137,837    $     122,325
     Buildings and improvements                         96,678           96,647
     Land and improvements                              54,306           43,254
     Airplanes of leasing company                       51,793               --
     Leasehold improvements                             26,659           21,581
                                                 -------------    -------------
                                                 $     367,273    $     283,807
                                                 =============    =============

6. INTANGIBLE ASSETS

     Major classes of amortizable intangible assets of the following (in thousands):

                                                           DECEMBER 31,
                                                 ------------------------------
                                                      2002              2001
----------------------------------------------   -------------    -------------
     Expiration lists                            $      45,150    $      11,233
     Accumulated amortization --
      Expiration lists                                  (5,686)          (1,444)
                                                 -------------    -------------
                                                        39,464            9,789

     Non-compete agreements                             13,146              235
     Accumulated amortization --
      Non-compete agreements                            (1,765)            (158)
                                                 -------------    -------------
                                                        11,381               77
                                                 -------------    -------------
                                                 $      50,845    $       9,866
                                                 =============    =============

     Estimated aggregate amortization expense for each of the next five years is as follows:

     2003                                                         $       7,745
     2004                                                                 7,576
     2005                                                                 7,244
     2006                                                                 6,300
     2007                                                                 5,625
                                                                  -------------
     Total                                                        $      34,490
                                                                  =============

     The changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows (in thousands):

                                                          INSURANCE      RISK
                                                          BROKERAGE    MANAGEMENT
                                                           SERVICES     SERVICES     CORPORATE      TOTAL
------------------------------------------------------    ---------    ----------    ---------    ---------
     Balance as of January 1, 2002                        $  52,475    $    1,882    $   1,118    $  55,475
     Goodwill acquired during the year                       30,007           690       10,530       41,227
     Adjustments related to independent appraisals
      and other purchase accounting adjustments             (12,849)           --          450      (12,399)
     Goodwill written off related to sales of business
      units during the year                                     (29)          (57)          --          (86)
                                                          ---------    ----------    ---------    ---------
     Balance as of December 31, 2002                      $  69,604    $    2,515    $  12,098    $  84,217
                                                          =========    ==========    =========    =========

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

7. CREDIT AND OTHER DEBT AGREEMENTS

     In 2000, Gallagher and its financial services subsidiary entered into an unsecured Revolving Credit Agreement (the Credit Agreement), which expires on September 10, 2003, with a group of five financial institutions. The Credit Agreement provides for short-term and long-term revolving credit commitments of $100,000,000 and $50,000,000, respectively. The Credit Agreement provides for loans and letters of credit. Letters of credit are limited to $75,000,000, of which up to $50,000,000 may be issued under the long-term facility and up to $25,000,000 may be issued under the short-term facility in the determination of net funds available for future borrowing. The Credit Agreement provides for borrowings to be denominated in either U.S. dollars or Alternative Currencies, as defined in the Credit Agreement. In addition, the Credit Agreement has two borrowing options, Domestic Rate Loans and Eurocurrency Loans, as defined in the Credit Agreement. Interest rates on borrowings under the Domestic Rate Loan option are based on the prime commercial rate and interest rates on borrowings under the Eurocurrency Loan option are based on LIBOR plus .40% for short-term and long-term revolving credit commitments. The facility fee related to the Credit Agreement is .10% of the used and unused portions of the short-term and long-term revolving credit commitments. Terms of the Credit Agreement include various covenants that require Gallagher to maintain specified levels of net worth and restrict the amount of payments on certain expenditures and debt outside the facility. Gallagher was in compliance with these covenants as of December 31, 2002.

     As of December 31, 2002, under the Credit Agreement, Gallagher has contingently committed to funding $54,250,000 through letter of credit arrangements related to its corporate insurance programs and several of its equity and other strategic investments. Also, as of December 31, 2002 and 2001 respectively, there were $25,000,000 and $35,000,000 of short-term borrowings outstanding under the Credit Agreement. Accordingly, Gallagher had $70,750,000 available at December 31, 2002 for future borrowing.









































     The following is a summary of Gallagher's Credit Agreement and limited partnership consolidated debt (in thousands):

                                                                             DECEMBER 31,
                                            ----------------------------------------------------------------------------
                                                             2002                                   2001
                                            -------------------------------------   ------------------------------------
                                                          LETTERS OF   FINANCIAL                 LETTERS OF   FINANCIAL
                                               DEBT         CREDIT     GUARANTEES      DEBT        CREDIT     GUARANTEES
-----------------------------------------   -----------   ----------   ----------   ----------   ----------   ----------
Gallagher's line of credit facility:
  Periodic payments of interest and
   principal, prime for daily borrowings,
   .40% plus LIBOR for 30 day plus
   borrowings, expires September 2003       $    25,000   $       --   $       --   $   35,000   $       --   $       --

Line of credit facility on Harmony:
  Permits borrowings up to $17,000,000,
   monthly interest-only payments,
   variable rate of LIBOR plus 1.45%,
   expires 2004                                  16,996           --       17,000        3,552           --        8,500

Line of credit facility on Harmony:
  Permits borrowings up to $3,000,000,
   quarterly interest-only, rate of prime
   with a collar of 3.00% and 6.00%,
   expires 2004                                      --           --        3,000           --           --           --

Bonds payable on Harmony:
  Monthly interest-only payments through
   2010, variable rate based on
   commercial paper rate, balloon payment
   2010                                          12,410       12,575           --       12,410       12,575           --

Mortgage loan on Harmony:
  Annual installments, fixed rate of
   8.00%, expires 2004                            5,700           --           --        8,165           --           --

Equipment loan on Harmony:
  Fixed monthly payments, fixed rate of
   7.00%, expires 2005                              421           --           --           --           --           --

Government-issued community development
 bonds on Harmony:
  Guaranteed through 2032                            --        5,000        5,100           --        5,000        5,100

Loan on airplanes leased to French postal
 service:
  Monthly principal and interest
   payments, variable rate of LIBOR plus
   1.62%, balloon payment 2006                   37,021           --           --           --           --           --

Mortgage loan on Gallagher's corporate
 headquarters building:
  Monthly installments of principal and
   interest, fixed rate of 8.35%, 30 year
   amortization, balloon payment 2008            78,583        3,000           --       79,275        3,000           --
                                            -----------   ----------   ----------   ----------   ----------   ----------
                                            $   176,131   $   20,575   $   25,100   $  138,402   $   20,575   $   13,600
                                            ===========   ==========   ==========   ==========   ==========   ==========

See Note 15 for additional discussion on commitments and contingencies.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

46

8. CAPITAL STOCK AND STOCKHOLDERS' RIGHTS PLAN

CAPITAL STOCK
     The table below summarizes certain information about Gallagher's capital stock at December 31, 2002 and 2001 (in thousands, except par value data):

                                                                      AUTHORIZED
     CLASS                                             PAR VALUE        SHARES
     ----------------------------------------------   -----------     ----------
     Preferred stock                                       No Par          1,000
     Common stock                                     $      1.00        400,000

STOCKHOLDERS' RIGHTS PLAN
     Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of Gallagher's outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007. Under certain conditions, each Right may be exercised to purchase one share of common stock at an exercise price of $25. The Rights become exercisable and transferable after a public announcement that a person or group (as defined) has acquired 20% or more of the common stock or after commencement or public announcement of a tender offer for 30% or more of the common stock. If Gallagher is acquired in a merger or business combination each Right exercised gives the holder the right to purchase $50 of market value of common stock of surviving company for the $25 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the public announcement of the acquisition of 20% of the common stock.

9. EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted net earnings per share (in thousands, except per share data):

                                                                         YEARS ENDED DECEMBER 31,
                                                               ------------------------------------------
                                                                   2002           2001           2000
     -------------------------------------------------------   ------------   ------------   ------------
     Net earnings                                              $    129,739   $    125,256   $     92,955
                                                               ============   ============   ============
     Weighted average number of common shares outstanding            87,303         84,795         83,558
     Dilutive effect of stock options using the treasury
      stock method                                                    4,558          5,332          5,409
                                                               ------------   ------------   ------------
     Weighted average number of common and common equivalent
      shares outstanding                                             91,861         90,127         88,967
                                                               ============   ============   ============
     Basic net earnings per share                              $       1.49   $       1.48   $       1.11
     Diluted net earnings per share                                    1.41           1.39           1.04

     Options to purchase 252,000, 231,000 and 313,000 shares of common stock were outstanding at December 31, 2002, 2001 and 2000, respectively, but were not included in the computation of the dilutive effect of stock options. These options were excluded from the computation because the options' exercise prices were greater than the average market price of the common shares during the respective year and, therefore, would be antidilutive to earnings per share under the treasury stock method.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

10. STOCK OPTION PLANS

     Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire 10 years from the date of grant, or earlier in the event of termination of the employee.

     In addition, Gallagher has a non-employee directors' stock option plan, which currently authorizes 1,025,000 shares for grant, with Discretionary Options granted at the direction of the Compensation Committee and Retainer Options granted in lieu of the directors' annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

     Gallagher also has an incentive stock option plan for its officers and key employees resident in the United Kingdom. The United Kingdom plan is essentially the same as Gallagher's domestic employee stock option plans, with certain modifications to comply with United Kingdom law and to provide potentially favorable tax treatment for grantees resident in the United Kingdom.

     All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher. A change in control of Gallagher is defined as the acquisition by a person (or entity) of the beneficial ownership of 50% or more of Gallagher's common stock; the cessation, for any reason, of a majority of directors of Gallagher to serve as directors during any two year period; or the approval by the stockholders of Gallagher of the sale of substantially all of the assets of Gallagher.

     For purposes of the pro forma disclosures (see Note 1), the estimated fair values of the stock option grants are amortized to expense over the options' expected lives. The fair value of stock options at the date of grant was estimated using the Black-Schcles option pricing model with the following weighted average assumptions:

                                               YEARS ENDED DECEMBER 31,
                                        -----------------------------------
                                         2002           2001          2000
     --------------------------------   ------         ------        ------
     Dividend yield                        3.0%           3.0%          2.5%
     Risk-free interest rate               3.8%           5.0%          5.1%
     Volatility                           26.1%          24.5%         24.6%
     Expected life (in years)              6.0            5.3           6.0

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher's employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options.










     The following is a summary of Gallagher's stock option activity and related information (in thousands, except exercise price data):

                                                            YEARS ENDED DECEMBER 31,
                                           ---------------------------------------------------------
                                                        2002                2001                2000
                                           -----------------   -----------------   -----------------
                                                    WEIGHTED            WEIGHTED            WEIGHTED
                                           SHARES   AVERAGE    SHARES   AVERAGE    SHARES   AVERAGE
                                           UNDER    EXERCISE   UNDER    EXERCISE   UNDER    EXERCISE
                                           OPTION    PRICE     OPTION     PRICE    OPTION     PRICE
     -----------------------------------   ------   --------   ------   --------   ------   --------
     Beginning balance                     14,117   $  13.63   14,419   $  10.43   15,800   $   8.05
     Granted                                2,342      24.30    2,842      24.95    2,642      19.98
     Exercised                             (1,896)      8.16   (3,007)      9.00   (3,811)      7.22
     Canceled                                (113)     17.15     (137)     14.17     (212)      9.68
                                           ------   --------   ------   --------   ------   --------

     Ending balance                        14,450   $  16.05   14,117   $  13.63   14,419   $  10.43
                                           ======   ========   ======   ========   ======   ========
     Exercisable at end of year             5,107               4,808               5,229
                                           ======              ======              ======

     Options with respect to 6,686,000 shares were available for grant at December 31, 2002.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

48

10.  STOCK OPTION PLANS (CONTINUED)

     Other information regarding stock options outstanding and exercisable at December 31, 2002 is summarized as follows (in thousands, except exercise price data):

                                                        OPTIONS OUTSTANDING             OPTIONS EXERCISABLE
                                            ----------------------------------------   ----------------------
                                                              WEIGHTED
                                                              AVERAGE       WEIGHTED                 WEIGHTED
                                                             REMAINING      AVERAGE                  AVERAGE
                                               NUMBER       CONTRACTUAL     EXERCISE     NUMBER      EXERCISE
     RANGE OF EXERCISE PRICES               OUTSTANDING   LIFE (IN YEARS)     PRICE    EXERCISABLE     PRICE
     ------------------------------------   -----------   ---------------   --------   -----------   --------
     $   1.11      --   $  8.44                   3,627              2.09   $   7.87         2,353   $   7.89
         8.56      --     12.36                   3,661              4.75       9.52         1,709       9.61
        12.56      --     22.70                   3,834              8.47      20.41           468      17.51
        22.87      --     36.94                   3,328              8.43      27.10           577      26.01
     --------           -------             -----------   ---------------   --------   -----------   --------
     $   1.11      --   $ 36.94                  14,450              5.91   $  16.05         5,107   $  11.39
                                            ===========   ===============   ========   ===========   ========

11.  DEFERRED COMPENSATION

     In 2001, Gallagher implemented the Deferred Equity Participation Plan, which is a nonqualified plan that provides for distributions to certain key executives of Gallagher upon their normal retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock, in an amount approved by Gallagher's Board of Directors, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan normally may not be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions from the plan are made in the form of Gallagher's common stock.

     In 2002 and 2001, Gallagher contributed $4,031,000 and $4,000,000, respectively, to the plan through the issuance of 123,000 and 152,000 shares of Gallagher common stock. Gallagher accounts for the common stock issued to the plan in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No 97-14, "Accounting for Deferred Compensation Arrangement Where Amounts Earned are Held in Rabbi Trust and Invested." EITF 97-14 requires that the Gallagher common stock issued to the trust be value at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation be classified as an equity instrument, with no recognition of changes in the fair value of the amount owed to the participants. The unearned deferred compensation balance is shown as a reduction of stockholders equity in the accompanying 2002 and 2001 consolidated balance sheets and is being amortized ratably over the vesting period of the participants. During 2002 and 2001, $925,000 and $562,000, respectively, were charged to expense related to this plan.

12.  RESTRICTED STOCK AWARDS

     In 2001, Gallagher adopted an incentive compensation plan for several of its key executives and management personnel. The compensation under this plan is determined by a formula applied to the pretax profitability of certain operating divisions and may include an equity award as part of such incentive compensation.

     Effective on March 31, 2002 Gallagher contributed 274,000 shares of Gallagher common stock to the plan, with an aggregate value of $8,972,000 as of that date. Also, effective on March 31, 2002, Gallagher granted, to its Chief Executive Officer, a restricted stock award of 32,000 shares of Gallagher common stock with an aggregate value of $1,059,000 at the time of grant. All of the 2002 restricted stock awards vest over a three-year period at the rate of 33 1/3% per year beginning on March 31, 2003. Gallagher accounts for restricted stock at historical cost, which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of stockholders' equity, which will be ratably charged to salary expense over the vesting period of the participants. During 2002, $2,508,000 was charged to expense related to these awards.

13.  RETIREMENT PLANS

     Gallagher has a noncontributory defined benefit pension plan that covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Plan assets consist primarily of common stocks and bonds invested under the terms of a group annuity contract managed by a life insurance company.

     Gallagher accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), "Employers' Accounting for Pensions." The difference the present value of the pension benefit obligation at the date of adoption of SFAS 87 and the fair value of plan assets at that date is being amortized on a straight-line basis over the average service period of employees expected to receive benefits.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

     A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                         2002          2001
     -----------------------------------------------  -----------   -----------
     CHANGE IN PENSION BENEFIT OBLIGATION:
     Pension benefit obligation at beginning of year  $    98,787   $    92,792
     Service cost                                          11,368         9,108
     Interest cost                                          7,575         6,316
     Plan amendments                                        2,958            --
     Net actuarial loss (gain)                              4,558        (7,711)
     Benefits paid                                         (1,960)       (1,718)
                                                      -----------   -----------
     Pension benefit obligation at end of year            123,286        98,787
                                                      -----------   -----------

     CHANGE IN PLAN ASSETS:
     Fair value of plan assets at beginning of year        66,231        66,137
     Actual return on plan assets                          (6,129)       (3,481)
     Company contributions                                 24,573         5,293
     Benefits paid                                         (1,960)       (1,718)
                                                      -----------   -----------
     Fair value of plan assets at end of year              82,715        66,231
                                                      -----------   -----------

     Funded status of the plan (underfunded)              (40,571)      (32,556)
     Unrecognized net actuarial loss (gain)                14,080        (3,069)
     Unrecognized prior service cost                        3,345           772
     Unrecognized transition obligation                       219           275
                                                      -----------   -----------
     Accrued pension benefit cost                     $   (22,927)  $   (34,578)
                                                      ===========   ===========

     The components of the net periodic pension benefit cost for the plan consists of the following (in thousands):

                                                         YEARS ENDED DECEMBER 31,
                                                 ---------------------------------------
                                                     2002         2001          2000
     ------------------------------------------  -----------   -----------   -----------
     Service cost -- benefits earned during the
      year                                       $    11,368   $     9,108   $     7,754
     Interest cost on benefit obligation               7,575         6,316         6,002
     Expected return on plan assets                   (6,462)       (5,911)       (5,935)
     Recognized net actuarial gain                        --          (412)         (495)
     Amortization of prior service cost                  385           110           110
     Amortization of transition obligation                56            56            56
     Other                                                26            26            26
                                                 -----------   -----------   -----------
     Net periodic pension benefit cost           $    12,948   $     9,293   $     7,518
                                                 ===========   ===========   ===========

     The following assumptions were used in determining the plan's pension benefit obligation:

                                                        2002          2001          2000
     ----------------------------------------------     ----          ----          ----
     Discount rate                                      6.75%         7.50%         7.50%
     Weighted average rate of increase in
      future compensation levels                        6.30%         6.50%         6.50%
     Expected long-term rate of return on assets        8.50%         9.00%         9.00%

     Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher's matching contributions (up to a maximum of 2% of eligible compensation) are at the discretion of Gallagher's Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $5,347,000, $4,605,000, and $4,638,000 in 2002, 2001 and 2000,
     respectively. Effective January 1, 1999, Gallagher implemented a nonqualified deferred compensation plan for certain employees who, due to Internal Revenue Service rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher's matching contributions to this plan are also at the discretion of Gallagher's Board of Directors. Gallagher contributed $430,000, $471,000 and $316,000 to the plan in 2002, 2001, and
     2000, respectively. The fair value of the plan's assets as of December 31, 2002, and 2001 respectively, including employee contributions and investment earnings thereon, was $16,040,000 and $12,461,000, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheets.

     Gallagher also has a foreign defined contribution plan that provides for basic contributions by Gallagher and voluntary contributions by employees resident in the United Kingdom, which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $4,332,000 in 2002, $3,392,000 in 2001 and $2,921,000 in 2000.

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

50

14.  POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     In 1992, Gallagher amended its health plan to eliminate retiree coverage, except for retirees and those employees who had already attained as specified age and length of services at the time of the amendment. The retiree health plan is contributory, with contributions adjusted annually, and is funded on a pay-as-you-go basis.

     A reconciliation of the beginning and ending balance of the postretirement benefit obligation and the funded status of the plan is as follows (in thousands):

                                                                  YEARS ENDED DECEMBER 31,
                                                               -----------------------------
                                                                   2002             2001
     -------------------------------------------------------   -------------   -------------
     CHANGE IN POSTRETIREMENT BENEFIT OBLIGATION:
     Postretirement benefit obligation at beginning of year    $       6,861    $      6,852
     Service cost                                                         --              --
     Interest cost                                                       416             493
     Net actuarial gain                                                 (798)           (280)
     Benefits paid                                                      (299)           (204)
                                                               -------------    ------------
     Postretirement benefit obligation at end of year                  6,180           6,861
     Fair value of plan assets at beginning and end of year               --              --
                                                               -------------    ------------
     Funded status of the plan (underfunded)                          (6,180)         (6,861)
     Unrecognized net actuarial gain                                  (5,685)         (5,306)
     Unrecognized prior service cost                                      --              --
     Unrecognized transition obligation                                5,116           5,628
                                                               -------------    ------------
     Accrued postretirement benefit cost                       $      (6,749)   $     (6,539)
                                                               =============    ============

     The components of the net periodic postretirement benefit cost include the following (in thousands):

                                                             YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------
                                                      2002           2001             2000
     ------------------------------------------   ------------   -------------    ------------
     Service cost -- benefits earned during the
      year                                        $         --   $          --    $         --
     Interest cost on benefit obligation                   416             493             491
     Amortization of transition obligation                 512             512             512
     Amortization of net actuarial gain                   (419)           (331)           (325)
                                                  ------------   -------------    ------------
     Net periodic postretirement benefit cost     $        509   $         674    $        678
                                                  ============   =============    ============


















     The discount rate used to measure the postretirement benefit obligation was 6.75% at December 31, 2002, and 7.50% at December 31,2001 and 2000. The
     transition obligation is being amortized over a 20-year period. For measurement purposes, a 6.50% annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2003. This rate was assumed to gradually scale down to 4.50% for 2009 and remain at that level thereafter. The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in thousands):

                                                                   ONE PERCENTAGE POINT
                                                               -----------------------------
                                                                 INCREASE        (DECREASE)
     -------------------------------------------------------   -------------    ------------
     Effect on the net periodic postretirement benefit cost
      in 2002                                                  $          44    $        (37)
     Effect on the postretirement benefit obligation at
      December 31, 2002                                                  681            (590)

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

15. COMMITMENTS, CONTINGENCIES AND FINANCIAL GUARANTEES

     Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

     Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $49,900,000 in 2002, $46,721,000 in 2001 and $40,231,000 in 2000.

     In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments to fund certain investments. Gallagher's future cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, limited partnership debt obligations and operating leases as of December 31, 2002 are as follows (in thousands):

                                                                       PAYMENTS DUE BY PERIOD
                                      ----------------------------------------------------------------------------------------
     CONTRACTUAL OBLIGATIONS             2003         2004         2005         2006        2007       THEREAFTER     TOTAL
     ------------------------------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Credit Agreement                 $   25,000   $        -   $        -   $        -   $        -   $        -   $   25,000
     Florida real estate limited
      partnership debt                     7,857       15,161           99            -            -       12,410       35,527
     Corporate headquarters limited
      partnership mortgage loan              746          811          882          958        1,041       74,145       78,583
     Airplane leasing company debt         2,180        2,351        2,553       29,937            -            -       37,021
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Total debt obligations               35,783       18,323        3,534       30,895        1,041       86,555      176,131
     Operating leases                     51,006       46,237       40,593       27,008       25,041       41,019      230,904
                                      ----------   ----------   ----------   ----------   ----------   ----------   ----------
     Total contractual obligations    $   86,789   $   64,560   $   44,127   $   57,903   $   26,082   $  127,574   $  407,035
                                      ==========   ==========   ==========   ==========   ==========   ==========   ==========

     The debt of the limited partnerships and the airplane leasing company disclosed in the table above represents the debt of three of Gallagher's investments that are accounted for on a consolidated basis in the accompanying consolidated balance sheets. This debt is secured by the partnerships' assets and supports their operations. Approximately $32.4 million of the limited partnership debt is recourse to Gallagher through the letters of credit and financial guarantees which are included below.

     Gallagher's commitments associated with outstanding letters of credit
     (LOC), financial guarantees and funding commitments as of December 31, 2002 are as follows (all dollar amounts in table and related footnotes are in thousands):























                                                                                                                    COMPENSATION
DESCRIPTION AND PURPOSE                       TYPE        MATURITY               TRIGGER             COLLATERAL     TO GALLAGHER
--------------------------------------     ----------    ----------    ----------------------------  ----------  ------------------
INVESTMENTS
 Investment strategies -- trading
  Funding commitments to                   Commitment       2004           Agreed conditions met        None            None
   two funds

 Marketable securities -- trading
  Funding commitment to investee           Commitment       2004           Agreed conditions met        None            None

 Tax advantaged investments
  Credit support for investee's loan        Guarantee       2003         Investee defaults on loan      None            None
   to develop landfill gas projects

  "Reclamation" collateral for land            LOC       After 2007        Activities cease and          (3)            None
   owned by Gallagher                                                   Gallagher does not proceed
                                                                       with the reclamation process

  Funding commitments to two               Commitment       2004           Agreed conditions met        None            None
   synthetic fuel facilities

 Asset Alliance Corporation                 Guarantee       2003              Asset Alliance            None         $2,000 fee
  Credit support for Asset Alliance's                                        defaults on loan                      received in the
   loan used for acquisitions                                                                                      second quarter
                                                                                                                       of 2002
 Venture capital investments
  Credit support for investee's debt           LOC        2003 and       Investee defaults on loan       (4)            None
   facility used to acquire and                          after 2007
   develop landfill gas sites

  Collateral for investee's debt               LOC          2003         Investee defaults on loan      None            None
   on landfill gas site capital
   improvement projects

  Credit support for e-commerce                LOC          2003             Investee defaults          None            None
   investee office space lease                                               on rent payments

  Credit support for franchise finance         LOC       after 2007      Investee defaults on loan      None       1.75% per year
   investee "warehouse" loans                                                                                       on amount of
                                                                                                                      guarantee

  Credit support for property                3 LOCs         2004         Investee defaults on loan       (4)        18.5% of two
   developer investee loans used                                                                                 projects and 37.0%
   to purchase and develop retail                                                                                  of one project
   properties, two of which are
   anchored by a large, national,
   well-known retailer

  Credit support for investee's                LOC       after 2007    Investee defaults on mortgage    None            None
   mortgage on hotel

  Funding commitment to investee           Commitment       2003           Agreed conditions met        None            None

                                               MAXIMUM             LIABILITY
DESCRIPTION AND PURPOSE                        EXPOSURE            RECORDED
--------------------------------------   -------------------   ----------------
INVESTMENTS
 Investment strategies -- trading
  Funding commitments to                 $          6,516      $             --
   two funds

 Marketable securities -- trading
  Funding commitment to investee                    2,365                    --

 Tax advantaged investments
  Credit support for investee's loan                1,500(1)                 --
   to develop landfill gas projects

  "Reclamation" collateral for land                 4,380                    --
   owned by Gallagher

  Funding commitments to two                        2,600                    --
   synthetic fuel facilities

 Asset Alliance Corporation
  Credit support for Asset Alliance's              15,000                    --
   loan used for acquisitions

 Venture capital investments
  Credit support for investee's debt                4,100                    --
   facility used to acquire and
   develop landfill gas sites

  Collateral for investee's debt                      645                    --
   on landfill gas site capital
   improvement projects

  Credit support for e-commerce                       250                   250
   investee office space lease

  Credit support for franchise finance
   investee "warehouse" loans                       5,000                    --

  Credit support for property                       4,450                    --
   developer investee loans used
   to purchase and develop retail
   properties, two of which are
   anchored by a large, national,
   well-known retailer

  Credit support for investee's                       500                    --
   mortgage on hotel

  Funding commitment to investee                      200                    --

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

52

15. COMMITMENTS, CONTINGENCIES AND FINANCIAL GUARANTEES (CONTINUED)

                                                                                                                     COMPENSATION
DESCRIPTION AND PURPOSE                       TYPE        MATURITY               TRIGGER              COLLATERAL     TO GALLAGHER
---------------------------------------    ------------   ----------   ----------------------------   ----------  ------------------
 Investments accounted for on a
  consolidated basis
   Credit support for Gallagher's               LOC          2005          Manager (partial owner)       None            None
    corporate headquarters                                             defaults on mortgage payment
    building mortgage

   Credit support for Harmony               3 LOCs and       2004           Harmony or Community          (5)             (6)
    property development bonds,            2 Guarantees     through         Development District
    loans and lines of credit used                           2032            default on payments
    for project development

   Funding commitment to Harmony            Commitment       2004           Agreed conditions met        None            None

OTHER
   Credit support for deductibles due           LOC       After 2007    Gallagher does not reimburse     None            None
    by Gallagher on its own                                              the insurance company for
    insurance coverages                                                  deductibles the insurance
                                                                            company advances on
                                                                            behalf of Gallagher

   Credit support for deductibles due         2 LOCs       2004 and       Client does not fund its        (7)         Outstanding
    by client of Gallagher on the                         after 2007             deductibles                           guarantee
    client's insurance plan                                                                                           multiplied by
                                                                                                                  the current prime
                                                                                                                    interest rate

   Credit enhancement for two of              2 LOCs       2003 and      Dissolution or catastrophic      (8)        Reimbursement
    Gallagher's Bermuda captive                           after 2007      financial results of the                     of LOC fees
    insurance operations to meet                                                operations
    minimum statutory capital
    requirements

   Credit support for Gallagher's               LOC          2006        Subsidiary defaults on its      None            None
    subsidiary's line of credit                                                   payments

                                           MAXIMUM              LIABILITY
DESCRIPTION AND PURPOSE                    EXPOSURE             RECORDED
--------------------------------------   ------------          ----------
 Investments accounted for on a
  consolidated basis
   Credit support for Gallagher's        $      3,000          $       --
    corporate headquarters
    building mortgage

   Credit support for Harmony                  42,675(2)               --
    property development bonds,
    loans and lines of credit used
    for project development

   Funding commitment to Harmony                7,000                  --

OTHER
   Credit support for deductibles due           5,197               3,200
    by Gallagher on its own
    insurance coverages

   Credit support for deductibles due           5,263                  --
    by client of Gallagher on the
    client's insurance plan

   Credit enhancement for two of                3,330                  --
    Gallagher's Bermuda captive
    insurance operations to meet
    minimum statutory capital
    requirements

   Credit support for Gallagher's                 560                 560
    subsidiary's line of credit
                                         ------------          ----------
                                         $    114,531          $    4,010
                                         ============          ==========

     (1)  Plus interest and collection expenses.
     (2)  Plus interest and collection expenses on $20,000 of the total.
     (3)  The land.
     (4)  The property secures the loan.
     (5) A portion of the property secures one of the lines of credit and the two bond issues.
     (6) Gallagher is in the process of negotiating a retroactive, annual, cumulative fee for $30,100 of the LOCs and guarantees. The remaining $12,575 LOC has a fee of $750 plus an interest rate differential.
     (7)  Lien on real property with an appraised value of approximately
          $12,500.
     (8) The majority owners of the operation that has $3,100 of the LOCs pledge their percentage ownership portion of any draw.

     Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

     LITIGATION
     Gallagher is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on Gallagher's consolidated financial position or operating results. Gallagher's financial services subsidiary is party to a lawsuit relating to its investment in the synthetic fuel industry which, if determined adversely to the subsidiary on substantially all claims and for a substantial amount of the damages asserted, could have a material adverse effect on Gallagher. However, Gallagher believes that the plaintiff's claims lack merit. The subsidiary is vigorously defending such claims and has asserted counterclaims against the plaintiff.

     See Notes 4 and 7 for additional discussion on commitments and contingencies.

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

16. INCOME TAXES

     Significant components of earnings before income taxes and the provision for income taxes are as follows (in thousands):

                                                                   YEARS ENDED DECEMBER 31,
                                                            --------------------------------------
                                                               2002          2001          2000
     ----------------------------------------------------   ----------    ----------    ----------
     Earnings before income taxes:
       Domestic                                             $  171,528    $  133,350    $  125,874
       Foreign, principally United Kingdom, Australia and
        Bermuda                                                 13,814         8,503         7,865
                                                            ----------    ----------    ----------
                                                            $  185,342    $  141,853    $  133,739
                                                            ==========    ==========    ==========

     Provision for income taxes:
       Federal:
         Current                                            $   44,950    $   78,995    $   63,919
         Deferred                                               (5,691)      (73,552)      (33,305)
                                                            ----------    ----------    ----------
                                                                39,259         5,443        30,614
                                                            ----------    ----------    ----------

       State and local:
         Current                                                14,213        20,240        10,540
         Deferred                                               (1,203)      (10,507)       (4,683)
                                                            ----------    ----------    ----------
                                                                13,010         9,733         5,857
                                                            ----------    ----------    ----------

       Foreign:
         Current                                                 2,731         1,518         4,787
         Deferred                                                  603           (97)         (474)
                                                            ----------    ----------    ----------
                                                                 3,334         1,421         4,313
                                                            ----------    ----------    ----------
     Total provision for income taxes                       $   55,603    $   16,597    $   40,784
                                                            ==========    ==========    ==========

     A reconciliation of the provision for income taxes with the United States federal income tax rate is as follows (in thousands):

                                                                      YEARS ENDED DECEMBER 31,
                                           --------------------------------------------------------------------------------
                                                      2002                        2001                        2000
                                           ------------------------    ------------------------    ------------------------
                                                               % OF                        % OF                        % OF
                                                             PRETAX                      PRETAX                      PRETAX
                                             AMOUNT          INCOME      AMOUNT          INCOME      AMOUNT          INCOME
     ----------------------------------    ----------    ----------    ----------    ----------    ----------    ----------
     Federal statutory rate                $   64,870          35.0    $   49,649          35.0    $   46,809          35.0
     State income taxes --
      net of federal benefit                    8,456           4.6         6,326           4.5         3,807           2.8
     Pre-acquisition earnings of
      pooled companies taxed
      to previous owners                           --            --          (699)         (0.5)         (293)         (0.2)
     Foreign taxes                             (1,509)         (0.8)       (1,561)         (1.1)        1,570           1.2
     Affordable housing and
      alternative energy tax credits          (19,059)        (10.3)      (40,125)        (28.3)      (26,341)        (19.7)
     Amortization expense of affordable
      housing and alternative energy
      investment, net of tax benefit            2,421           1.3         4,821           3.4        14,462          10.8
     Other -- net                                 424           0.2        (1,814)         (1.3)          770           0.6
                                           ----------    ----------    ----------    ----------    ----------    ----------
     Provision for income taxes            $   55,603          30.0    $   16,597          11.7    $   40,784          30.5
                                           ==========    ==========    ==========    ==========    ==========    ==========

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

54

16. INCOME TAXES (CONTINUED)

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher's deferred tax liabilities and assets are as follows (in thousands):

                                                                            DECEMBER 31,
                                                                      -----------------------
                                                                         2002         2001
     --------------------------------------------------------------   ----------   ----------
     Deferred tax assets:
       Alternative minimum tax (AMT) and other credit carryforwards   $   46,617   $   42,724
       Accrued and unfunded compensation and employee benefits            44,265       41,968
       Investment-related partnerships                                    40,319       46,370
       Accrued liabilities                                                23,960       13,922
       Unrealized investment loss                                             --        1,749
       Other                                                               4,822        5,675
                                                                      ----------   ----------
         Total deferred tax assets                                       159,983      152,408
         Valuation allowance for deferred tax assets                          --           --
                                                                      ----------   ----------
         Deferred tax assets                                             159,983      152,408
                                                                      ----------   ----------
     Deferred tax liabilities:
       Nondeductible amortizable intangible assets                        10,277          450
       Accrued and unfunded compensation and employee benefits               956        1,209
       Accrued liabilities                                                 5,095        2,900
       Investment-related partnerships                                     7,811        5,852
                                                                      ----------   ----------
         Total deferred tax liabilities                                   24,139       10,411
                                                                      ----------   ----------
            Net deferred tax assets                                   $  135,844   $  141,997
                                                                      ==========   ==========

     At December 31, 2002 and 2001, $57,622,000 and $53,145,000 respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheets. AMT credits and other have an indefinite and 20 year life, respectively. Gallagher expects to fully utilize the amounts carried forward. During the period from 1994 to 1996, Gallagher provided for United States federal income taxes on the undistributed earnings of its foreign subsidiaries. Due to changes in the United States federal income tax laws effective in 1997, Gallagher no longer provides for United States federal income taxes on the undistributed earnings ($42,000,000 at December 31, 2002) of certain foreign subsidiaries which are considered permanently invested outside of the United States. The amount of unrecognized deferred tax liability on these undistributed earnings is $9,000,000 at December 31, 2002.






















17. QUARTERLY OPERATING RESULTS (UNAUDITED)

     Quarterly operating results for 2002 and 2001 were as follows (in thousands, except per share data):

                                          1ST          2ND          3RD          4TH
-----------------------------------   ----------   ----------   ----------   ----------
2002
     Total revenues                   $  249,162   $  277,091   $  268,187   $  306,782
     Total expenses                      200,357      228,559      234,887      252,077
     Earnings before income taxes         48,805       48,532       33,300       54,705
     Net earnings                         33,675       34,461       23,310       38,293
     Basic earnings per share                .39          .39          .26          .43
     Diluted net earnings per share          .37          .37          .25          .42

2001
     Total revenues                   $  216,652   $  213,947   $  235,664   $  256,725
     Total expenses                      182,579      185,175      193,645      219,736
     Earnings before income taxes         34,073       28,772       42,019       36,989
     Net earnings                         27,083       23,197       41,903       33,073
     Basic earnings per share                .32          .27          .49          .39
     Diluted net earnings per share          .30          .26          .47          .36

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

18. SEGMENT INFORMATION

     Gallagher has identified three operating segments in addition to its corporate operations. Insurance Brokerage Services encompasses operations that, for commission or fee compensation, place or arrange to place insurance directly related to clients' managing of risk. This segment also provides consulting, for fee compensation, related to the clients' risk financing programs and includes Gallagher's retail, reinsurance and wholesale insurance brokerage operations. Risk Management Services primarily represents Gallagher's third-party administration, loss control and risk management consulting and insurance property appraisal operations. Third-party administration is principally the management and processing of claims for self insurance programs of Gallagher's clients or clients of other brokers. Financial Services is responsible for the management of Gallagher's diversified investment portfolio, which includes fiduciary funds, marketable and other equity securities, and tax advantaged and other strategic investments. The invested assets of Gallagher are managed in this segment in order to maximize the long-term after-tax return to Gallagher. Corporate consists primarily of the operating results of Gallagher's investment in the limited partnership that owns its corporate headquarters building, unallocated administrative costs and the provision for income taxes which is not allocated to Gallagher's operating segments. Only revenues not attributable to one of the three operating segments are recorded in the Corporate segment.

     Allocations of investment income and certain expenses are based on assumptions and estimates. Reported operating results by segment would change if different methods were applied. Certain assets are not individually identifiable by segment and, accordingly, have been allocated based on formulas. Financial information relating to Gallagher's operating segments for 2002, 2001 and 2000 is as follows (in thousands):

                                                INSURANCE          RISK
                                                BROKERAGE        MANAGEMENT         FINANCIAL
                                                SERVICES          SERVICES          SERVICES          CORPORATE          TOTAL
------------------------------------------   --------------    --------------    --------------    --------------    ---------------
YEAR ENDED DECEMBER 31, 2002
     Revenues:
       Commissions                           $      662,857    $          613    $           --    $           --    $      663,470
       Fees                                         109,046           279,821                --                --           388,867
       Investment income and other                    7,879               817            33,024             7,165            48,885
                                             --------------    --------------    --------------    --------------    --------------
           Total revenues                    $      779,782    $      281,251    $       33,024    $        7,165    $    1,101,222
                                             ==============    ==============    ==============    ==============    ==============
     Earnings (loss) before income taxes     $      155,438    $       32,574    $        7,073    $       (9,743)   $      185,342
     Provision for income taxes                          --                --                --            55,603            55,603
                                             --------------    --------------    --------------    --------------    --------------
           Net earnings (loss)               $      155,438    $       32,574    $        7,073    $      (65,346)   $      129,739
                                             ==============    ==============    ==============    ==============    ==============
     Income (loss) from equity investments   $         (581)   $           --    $       (7,421)   $           --    $       (8,002)
     Depreciation expense                            10,570             9,173             2,114             3,927            25,784
     Amortization expense                             6,606                40                --                --             6,646
     Interest expense                                   183               123               757             8,425             9,488
     Net foreign exchange gain (loss)                   282               (10)               --               (17)              255
-----------------------------------------------------------------------------------------------------------------------------------

     Revenues:
       United States                         $      700,630    $      256,726    $       31,135    $        7,165    $      995,656
       Foreign, principally United Kingdom,
        Australia and Bermuda                        79,152            24,525             1,889                --           105,566
                                             --------------    --------------    --------------    --------------    --------------
           Total revenues                    $      779,782    $      281,251    $       33,024    $        7,165    $    1,101,222
                                             ==============    ==============    ==============    ==============    ==============










AT DECEMBER 31, 2002

     Identifiable assets:
       United States                         $    1,259,675    $       53,500    $      294,217    $      303,845    $    1,911,237
       Foreign, principally United Kingdom,
        Australia and Bermuda                       483,464            20,079            48,794                --           552,337
                                             --------------    --------------    --------------    --------------    --------------
           Total Identifiable assets         $    1,743,139    $       73,579    $      343,011    $      303,845    $    2,463,574
                                             ==============    ==============    ==============    ==============    ==============
     Goodwill -- net                         $       69,604    $        2,515    $           --    $       12,098    $       84,217
     Amortizable Intangible assets -- net            50,195               650                --                --            50,845
     Identifiable assets related to equity
      investments                                       375                --            57,222             1,200            58,797

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

56

18. SEGMENT INFORMATION (CONTINUED)

                                               INSURANCE            RISK
                                               BROKERAGE         MANAGEMENT        FINANCIAL
                                                SERVICES          SERVICES          SERVICES          CORPORATE           TOTAL
------------------------------------------   --------------    --------------    --------------    --------------    ---------------
YEAR ENDED DECEMBER 31, 2001
     Revenues:
       Commissions                           $      537,933    $        1,090    $           --    $           --    $      539,023
       Fees                                          62,342           262,522                --                --           324,864
       Investment income and other                   11,457             1,084            39,407             7,153            59,101
                                             --------------    --------------    --------------    --------------    --------------
           Total revenues                    $      611,732    $      264,696    $       39,407    $        7,153    $      922,988
                                             ==============    ==============    ==============    ==============    ==============
     Earnings (loss) before income taxes     $      116,498    $       35,314    $        5,513    $      (15,472)   $      141,853
     Provision for income taxes                          --                --                --            16,597            16,597
                                             --------------    --------------    --------------    --------------    --------------
           Net earnings (loss)               $      116,498    $       35,314    $        5,513    $      (32,069)   $      125,256
                                             ==============    ==============    ==============    ==============    ==============
     Income (loss) from equity investments   $         (470)   $           --    $          138    $           --    $         (332)
     Depreciation expense                             8,954             7,127                 5             3,555            19,641
     Amortization expense                             3,265               240                --                --             3,505
     Interest expense                                   199               150             2,747             7,381            10,477
     Net foreign exchange gain (loss)                  (451)              (32)               --               (13)             (496)
------------------------------------------------------------------------------------------------------------------------------------

     Revenues:
       United States                         $      560,429    $      242,403    $       37,376    $        7,153    $      847,361
       Foreign, principally United Kingdom,
        Australia and Bermuda                        51,303            22,293             2,031                --            75,627
                                             --------------    --------------    --------------    --------------    --------------
           Total revenues                    $      611,732    $      264,696    $       39,407    $        7,153    $      922,988
                                             ==============    ==============    ==============    ==============    ==============

AT DECEMBER 31, 2001

     Identifiable assets:
       United States                         $    1,164,136    $       47,203    $      283,433    $      255,209    $    1,749,981
       Foreign, principally United Kingdom,
        Australia and Bermuda                       375,531            16,481             3,349                --           395,361
                                             --------------    --------------    --------------    --------------    --------------
           Total Identifiable assets         $    1,539,667    $       63,684    $      286,782    $      255,209    $    2,145,342
                                             ==============    ==============    ==============    ==============    ==============

     Goodwill -- net                         $       52,475    $        1,882    $           --    $        1,118    $       55,475
     Amortizable Intagible assets - net               9,866                --                --                --             9,866
     Identifiable assets related to equity
       investments                                    1,175                --            48,115             1,200            50,490

























YEAR ENDED DECEMBER 31, 2000

     Revenues:
       Commissions                           $      472,878    $        1,204    $           --    $           --    $      474,082
       Fees                                          51,678           229,557                --                --           281,235
       Investment income and other                   17,157             1,534            24,318             2,254            45,263
                                             --------------    --------------    --------------    --------------    --------------
           Total revenues                    $      541,713    $      232,295    $       24,318    $        2,254    $      800,580
                                             ==============    ==============    ==============    ==============    ==============
     Earnings (loss) before income taxes     $      100,265    $       33,216    $       12,997    $      (12,739)   $      133,739
     Provision for income taxes                          --                --                --            40,784            40,784
                                             --------------    --------------    --------------    --------------    --------------
           Net earnings (loss)               $      100,265    $       33,216    $       12,997    $      (53,523)   $       92,955
                                             ==============    ==============    ==============    ==============    ==============
     Income from equity investments          $         (384)   $           --    $         (325)   $           --    $         (709)
     Depreciation expense                             8,879             5,814                11             1,076            15,780
     Amortization expense                             3,547                99                --                --             3,646
     Interest expense                                   517               174               212             2,175             3,078
     Net foreign exchange gain (loss)                  (290)               20                --               (23)             (293)
------------------------------------------------------------------------------------------------------------------------------------
     Revenues:
       United States                         $      498,400    $      210,384    $       23,693    $        2,254    $      734,731
       Foreign, principally United Kingdom,
        Australia and Bermuda                        43,313            21,911               625                --            65,849
                                             --------------    --------------    --------------    --------------    --------------
          Total revenues                     $      541,713    $      232,295    $       24,318    $        2,254    $      800,580
                                             ==============    ==============    ==============    ==============    ==============

AT DECEMBER 31,2000

     Identifiable assets:
       United States                         $      875,876    $       47,919    $      242,969    $      183,194    $    1,349,958
       Foreign, principally United Kingdom,
        Australia and Bermuda                       256,630            13,744             6,439                --           276,813
                                             --------------    --------------    --------------    --------------    --------------
           Total identifiable assets         $    1,132,506    $       61,663    $      249,408    $      183,194    $    1,626,771
                                             ==============    ==============    ==============    ==============    ==============

     Goodwill -- net                         $        9,602    $        2,122    $           --    $        1,373    $       13,097
     Amortizable intangible assets -- net             2,992                --                --                --             2,992
     Identifiable assets related to equity
      investments                                       945                --            33,396             1,200            35,541

                                    Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

                                                                              57
MANAGEMENT'S
REPORT

     The management of Arthur J. Gallagher & Co. (Gallagher) is responsible for the preparation and integrity of the consolidated financial statements and the related financial comments appearing in this annual report. The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and include certain amounts based on management's best estimates and judgments. Other financial information presented in this annual report is consistent with the consolidated financial statements.

     Gallagher maintains a system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions are executed as authorized and are recorded and reported properly. This system of controls is based on written policies and procedures, appropriate divisions of responsibility and authority, careful selection and training of personnel and the utilization of an internal audit function. Policies and procedures prescribe that Gallagher and all employees are to maintain the highest ethical standards and that business practices throughout the world are to be conducted in a manner which is above reproach.

     Ernst & Young LLP, independent auditors, have audited Gallagher's consolidated financial statements and their report is presented herein.

     The Board of Directors has an Audit Committee composed entirely of outside directors. Ernst & Young LLP has direct access to the Audit Committee and periodically meets with the Committee to discuss accounting, auditing and financial reporting matters.

     Arthur J. Gallagher & Co.
     Itasca, Illinois
     January 29, 2003

     /s/ J. PATRICK GALLAGHER, JR.       /s/ RICHARD C. CARY
     J. Patrick Gallagher, Jr.           Richard C. Cary
     President and Chief Executive       Acting Chief Financial Officer
     Officer                             and Chief Accounting Officer

Arthur J. Gallagher & Co. 2002 ANNUAL REPORT

58

REPORT OF
INDEPENDENT AUDITORS

     The Board of Directors and Stockholders
     Arthur J. Gallagher & Co.

     We have audited the accompanying consolidated balance sheets of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2002 and 2001, and the related consolidated statements of earnings, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Gallagher's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2002 and 2001, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                                          /s/  ERNST & YOUNG LLP

     Chicago, Illinois
     January 29, 2003