Form 10-K, Exhibit 13
period 2004-12-31
GALLAGHER ARTHUR J & CO
filed 2005-01-28
CIK 354190

Exhibit 13.0

Arthur J. Gallagher & Co.

2004 Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis should be read in conjunction with Gallagher’s consolidated financial statements and the related notes thereto that are included elsewhere herein.

Gallagher provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional, governmental and personal accounts throughout the United States and abroad. Commission revenue is primarily generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefits market. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes fiduciary funds, tax advantaged and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in eight countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Language Regarding Forward-Looking Statements” on the last page of the 2004 Annual Report.

Insurance Market Overview

During the period from 1986 to 2000, heavy competition for market share among P/C insurance carriers (Carriers) resulted in low premium rates. This “soft market” (i.e., low premium rates) generally resulted in flat or reduced renewal commissions. During this soft market, natural catastrophes and other losses resulted in billions of dollars in underwriting losses to the insurance market. Substantial mergers, both domestically and internationally, resulted in fewer Carriers. Increased property replacement costs and increasingly large litigation awards caused some clients to seek higher levels of insurance coverage. These factors would generally have the effect of generating higher premiums to clients and higher commissions to Gallagher. However, there were opposing factors including favorable equity markets, increased underwriting capital causing heavy competition for market share and improved economies of scale following consolidations, all of which tended to lower premium rates. The net result was that P/C premium rates remained low through 1999. Years of underwriting losses, coupled with the downward turn in equity markets and the decline in interest rates during the three-year period that preceded 2003, significantly reduced many Carriers’ capital. In order to restore their capital to adequate levels, many Carriers began to increase premium rates in 2000 and continued to do so well into 2003, particularly after the events described below.

The insurance industry was jolted by the tragic terrorist attacks that occurred on September 11, 2001. The devastation caused by those events resulted in the largest insurance loss ever. Along with this historic loss, larger than anticipated loss experience across most risks, the stock market’s steep decline, lower interest rates and diminished risk capacity led to an acceleration of premium rate increases. A higher premium rate environment is referred to as a “hard market” and generally results in increased commission revenues. Fluctuations in premiums charged by Carriers have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Thus, a hard market will generally contribute positively to Gallagher’s operating results. Following September 11th, the increased premium rates charged by Carriers had a positive impact on Gallagher’s 2002 and 2003 operating results. The magnitude of rate increases began to moderate in 2003 and softening market conditions continued into 2004. A market survey conducted by the Council of Insurance Agents & Brokers indicated that the average premium for commercial accounts declined 5.9% in third quarter 2004 compared to second quarter 2004, with large accounts experiencing the most significant reductions. A similar rate study conducted by the Risk and Insurance Management Society in third quarter 2004 confirmed that price declines were outpacing price gains in every major category except workers compensation. Some of Gallagher’s clients are beginning to take advantage of lower premium pricing and are purchasing additional insurance coverage, which partially offsets the impact of rate decreases. Gallagher is unable to predict with a high degree of certainty, future rate and volume movement. However, with the industry apparently in a softer market, the effect of this trend may have a negative impact on Gallagher’s brokerage revenues.

In a period of rising insurance costs, there is resistance among certain insureds, who are the buyers of insurance (Gallagher’s clients), to pay increased premiums and the higher commissions generated by these premiums. Such resistance often causes some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. As the market softens, or costs decrease, these trends have historically reversed. During the most recent hard market period, some buyers switched to negotiated fee in lieu of commission arrangements with Gallagher for placing their risks. Other buyers moved toward the alternative insurance market, a line of business for Gallagher that includes self-insurance, captives, rent-a-captives and risk retention groups. According to industry estimates, these mechanisms now account for nearly 50% of the total commercial P/C market in the U.S. Gallagher’s brokerage units are very active in these areas as well. This could also have a favorable effect on Gallagher’s Risk Management Services segment. While these factors tend to reduce commission revenue to Gallagher, Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services will continue to be major factors in Gallagher’s fee revenue growth in 2005. Though inflation tends to increase the levels of insured values and risk exposures, premium rates charged by Carriers have had a greater impact on Gallagher’s revenues than inflation.

Historically, Gallagher has utilized acquisitions to grow its Brokerage Segment’s commission and fee revenues. Acquisitions allow Gallagher to expand into desirable geographic locations and further extend its presence in the retail and wholesale insurance brokerage services industry. Acquisitions also increase the volume of general services currently provided while not substantially changing the nature of the services performed by Gallagher. Gallagher expects that its commission and fee revenues will continue to grow partially from acquisitions. Gallagher is considering and intends to continue to consider from time-to-time, additional acquisitions on terms that it deems advantageous. At this time, Gallagher is engaged in preliminary discussions with several candidates for possible future acquisitions. However, no assurances can be given that any additional acquisitions will be consummated, or, if consummated, will be advantageous to Gallagher.

Contingent Commissions and Other Industry Developments

The insurance industry has recently come under a significant level of scrutiny by various regulatory bodies, including state Attorneys General and the departments of insurance for various states, with respect to contingent compensation arrangements. The Attorney General of the State of New York (the New York AG) has issued subpoenas to various insurance brokerages and Carriers beginning in April 2004. The investigation by the New York AG has, among other things, led to its filing a complaint on October 14, 2004 against Marsh & McLennan Companies, Inc. and its subsidiary, Marsh Inc. (collectively, Marsh) stating claims for, among other things, fraud and violations of New York State antitrust and securities laws. In light of these allegations, Marsh announced on October 15, 2004 that it was suspending its use of contingent commission agreements. On October 26, 2004, Marsh announced that it would permanently eliminate the practice of receiving any form of contingent compensation from Carriers. Within the week following Marsh’s initial announcement, two other large insurance brokerage companies, Willis Group and Aon Corporation, each announced that it would discontinue contingent commission agreements and unwind such arrangements by the end of 2004. On October 26, 2004, Gallagher announced that it will not enter into any new volume-based or profit-based contingent commission agreements as a retail broker effective January 1, 2005. Accordingly, it is expected that Gallagher’s future contingent commission revenues could be substantially reduced. The New York AG’s investigation is continuing, and various press accounts have indicated that the New York AG has served additional subpoenas to certain of the parties initially served, as well as to other insurance industry participants. In connection with its investigation of the insurance industry, the New York AG has brought criminal charges against company executives at various brokers and Carriers. Although the New York AG’s October 14, 2004 complaint against Marsh focused primarily upon arrangements with P/C Carriers, subpoenas have been served on a number of group life and disability and traditional health Carriers, as well as the insurance brokerage companies who assist in the placement of such types of insurance. At the press conference announcing its complaint against Marsh, the New York AG indicated that its investigation would look across various lines of insurance.

In first quarter 2004, the New York State Department of Insurance (the Department) commenced an investigation and issued requests to various brokers and Carriers for information, including one of Gallagher’s New York brokerage subsidiaries, concerning such arrangements. Fourteen other state attorneys general and other state departments of insurance, including the Attorney General of the State of Illinois and the Illinois Department of Insurance, have also issued subpoenas to Gallagher or initiated investigations relating to Gallagher concerning contingent commissions and other business practices. On December 2, 2004, Gallagher Bassett Services, a third party administrator and a wholly-owned subsidiary of Gallagher, received a subpoena from the New York AG requesting information in connection with an investigation it is conducting. The subpoena did not seek information concerning Gallagher’s insurance brokerage operations. Gallagher is fully cooperating with each of these investigations. In addition, the departments of insurance for various states have proposed new regulations, and other state insurance departments have indicated that they will propose new regulations, that address contingent commission arrangements, including prohibitions involving the payment of money by Carriers in return for steering business and enhanced disclosure of contingent commission arrangements to insureds. On December 29, 2004, the National Association of Insurance Commissioners announced that it has proposed model legislation to implement new disclosure requirements related to broker compensation arrangements.

In response to these industry developments, Gallagher retained independent counsel to perform an internal review of certain of its business practices. Such independent counsel has completed its internal review and has found no evidence that Gallagher had engaged in any price fixing or bid rigging of the type alleged in the New York Attorney General’s October 14, 2004 complaint against Marsh, nor has it engaged in any improper tying arrangements.

Gallagher is also a defendant in eight lawsuits brought by private litigants which relate to these practices. Gallagher cannot predict the outcome of these investigations, regulatory proceedings, and lawsuits, nor their effect upon Gallagher’s business or financial condition.

Gallagher’s contingent commissions were $39.5 million, $32.6 million and $25.2 million in 2004, 2003 and 2002, respectively. The following table summarizes Gallagher’s contingent commissions for the year ended December 31, 2004. Expenses directly associated with these agreements are not specifically identified, but are minimal.

Contingent Commission Revenue From	Year Ended December 31, 2004
	Revenues	Approximate Number of
		Agreements	Carriers
	(in millions)
Local contingent commission contracts and programs	$22.7	535	160
Local managing general agent, managing general underwriter and program administration contracts	5.7	35	25
National contingent commission contracts	11.1	20	12

Total contingent commission revenue	$39.5	590	197

The amount of contingent commission revenue in 2004, 2003 and 2002 in which Gallagher participated as a retail broker and which involved volume-based or profit-based contingent commission agreements, aggregated to $33.8 million, $29.3 million and $22.9 million, respectively. The loss of revenues from these agreements beginning on January 1, 2005 could have a material adverse effect on Gallagher’s results of operations for 2005.

Critical Accounting Policies

Gallagher’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP), which require management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Gallagher believes the following significant accounting policies may involve a higher degree of judgment and complexity. See Note 1 to the consolidated financial statements for other significant accounting policies.

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers, are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carrier. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance carrier. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

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

Fair Value of Investments

For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

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

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should economic and other conditions change.

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

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. No such indicators were noted in 2003 and 2002. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Business Combinations

See Note 4 to the consolidated financial statements for a discussion on the 2004 business combinations.

Results of Operations

In the discussion that follows regarding Gallagher’s results of operations, Gallagher provides organic growth percentages with respect to its commission and fee revenues. This information may be considered a “non-GAAP financial measure” because it is derived from Gallagher’s consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with GAAP. Rules and regulations of the Securities and Exchange Commission (SEC) require supplemental explanations and reconciliations of all “non-GAAP financial measures.” When Gallagher refers to organic growth percentages with respect to its commission and fee revenues in its discussion of results of operations, Gallagher excludes the first twelve months of net commission and fee revenues generated from the acquisitions in each year presented. These acquisition-related commissions and fees are excluded from organic revenues in order to determine the revenue growth that is associated with the operations that were part of Gallagher in the prior year. Management has historically utilized organic revenue growth as an important indicator when assessing and evaluating the performance of its Brokerage and Risk Management segments. Management also believes that the use of this measure allows financial statement users to measure, analyze and compare the growth from its Brokerage and Risk Management segments in a meaningful and consistent manner. A reconciliation of organic revenue growth percentages to the reported revenue growth percentages for the Brokerage and Risk Management segments is presented in the paragraphs immediately following each table in which such percentages are presented.

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

	2004	Percent Change	2003	Percent Change	2002
Commissions	$801.9	7%	$746.2	13%	$662.9
Fees	152.4	12%	135.5	24%	109.0
Investment income - fiduciary	13.4	79%	7.5	(20)%	9.4

Gross revenues	967.7	9%	889.2	14%	781.3
Less brokerage	(41.3)	1%	(40.7)	(1)%	(41.1)

Total revenues	926.4	9%	848.5	15%	740.2

Compensation	532.8	11%	482.1	14%	424.0
Operating	177.5	3%	172.2	15%	150.0
Depreciation	12.9	7%	12.1	11%	10.9
Amortization	18.1	85%	9.8	48%	6.6

Total expenses	741.3	10%	676.2	14%	591.5

Earnings before income taxes	185.1	7%	172.3	16%	148.7
Provision for income taxes	36.9	(12)%	42.1	(6)%	44.6

Net earnings	$148.2	14%	$130.2	25%	$104.1

Growth - revenues	9%		15%		28%
Organic growth in commissions and fees	2%		10%		17%
Growth - pretax earnings	7%		16%		27%
Compensation expense ratio	55%		54%		54%
Other operating expense ratio	18%		19%		19%
Pretax profit margin	19%		19%		19%
Effective tax rate	20%		24%		30%

Identifiable assets at December 31	$2,354.5		$2,042.9		$1,755.2

The increase in commissions for 2004 compared to 2003 was principally due to new business production, renewal rate increases and an increase in contingent commissions, all of which aggregated to $174.0 million and were offset by lost business of $118.0 million. The increase in fees for 2004 compared to 2003 resulted from new business production and renewal rate increases of approximately $35.0 million, which were offset by lost business of $18.0 million. Also contributing to the increase in commissions and fees in 2004 were revenues associated with the acquisitions that were made in the last 12 months. The increase in commissions for 2003 compared to 2002 was principally due to new business production, renewal rate increases and an increase in contingent commissions, all of which aggregated to $197.0 million and were offset by lost business of $114.0 million. The increase in fees for 2003 compared to 2002 resulted from new business production and renewal rate increases of approximately $39.0 million, which were offset by lost business of $13.0 million. Also contributing to the increase in commissions and fees in 2003 were revenues associated with the acquisitions that were made in the last 12 months. The organic growth in commission and fee revenues was 2% in 2004, 10% in 2003 and 17% in 2002. The following acquisition-related commission and fee revenues were excluded in deriving the organic growth percentages: $55.1 million in 2004, $34.8 million in 2003 and $69.5 million in 2002.

Investment income - fiduciary, which represents interest income earned on cash and restricted funds, increased in 2004 as rates of return have increased and the amount of invested cash has continued to grow. The investment income earned on these funds decreased in 2003 compared to 2002 primarily due to reductions in short-term interest rates. While the amount of invested cash and rates of return have increased, rates of return are still at historically low levels.

The increase in compensation expense in 2004 compared to 2003 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher’s overall operating results ($30.8 million in the aggregate), an increase in employee benefit expenses ($5.6 million), the adverse impact of foreign currency translation ($5.5 million), one-time compensation related restructuring charges related to Gallagher’s London operations ($3.4 million), the expensing of stock-based compensation in 2004 ($3.2 million) which began prospectively in 2003 and an increase in the amortization of deferred compensation and restricted stock ($2.2 million). The increase in employee headcount in 2004 primarily relates to the addition of employees associated with the acquisitions that were made in the last 12 months. Compensation as a percentage of commission and fee revenues was 55% in 2004 and 54% in 2003 and 2002. The increase in compensation expense in 2003 compared to 2002 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher’s overall operating results, a corresponding increase in employee benefit expenses, increases in pension and medical insurance costs, the expensing of stock-based compensation in 2003 and the adverse impact of foreign currency translation. The increase in employee headcount in 2003 primarily relates to the addition of employees associated with the acquisitions that were made in the last 12 months and the full year effect of additional employees hired throughout 2002 as part of an initiative by Gallagher to grow revenues through targeted strategic hiring.

The increases in other operating expenses in 2004 compared to 2003 were due primarily to an increase in fees for professional services ($8.0 million), costs associated with leased office space and office expansion ($5.1 million), increases in travel and entertainment costs primarily related to new business development from new producers ($2.8 million) and expenses associated with the acquisitions that were made in the last 12 months. These increases were offset by a reduction in business insurance costs ($4.2 million), a net year-over-year foreign exchange gain ($2.3 million) and a decrease in minority interest expense ($1.8 million). The decrease in minority interest expense was due to the acquisition of the remaining 50% ownership interest in Risk Management Partners Ltd. in first quarter 2004. Included in fees for professional services in 2004 were $4.1 million for external costs to implement Sarbanes-Oxley 404 requirements and $1.7 million related to the subpoenas received from state attorneys general and investigations by governmental authorities as well as the internal review that was conducted by independent counsel and consulting fees related to sourcing and other cost containment initiatives. The increases in other operating expenses in 2003 compared to 2002 were due primarily to an increase in fees for professional services, costs associated with leased office space and office expansion, business insurance costs and expenses associated with the acquisitions that were made in 2003. Also contributing were increases in travel and entertainment costs primarily related to new business development by new producers.

The increases in depreciation expense in 2004 compared to 2003 and 2003 compared to 2002 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves made during 2004 and 2003, respectively. Also contributing to the increases in 2004 and 2003 was the depreciation expense associated with the acquisitions completed during the respective and preceding years.

The increases in amortization in 2004 compared to 2003 and 2003 compared to 2002 were due primarily to amortization expense of intangible assets associated with acquisitions completed in 2004, 2003 and 2002. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements). Also contributing to the increase in amortization expense was the $1.8 million write-off of amortizable assets in 2004 related to one of Gallagher’s 2001 acquisitions.

See the Results of Operations for the Financial Services segment for a discussion on changes in the overall effective income tax rate in 2004 compared to 2003 and 2003 compared to 2002.

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

	2004	Percent Change	2003	Percent Change	2002
Fees	$370.9	16%	$320.7	14%	$280.4
Investment income - fiduciary	1.7	70%	1.0	25%	0.8

Total revenues	372.6	16%	321.7	14%	281.2

Compensation	202.6	13%	178.7	12%	159.9
Operating	100.0	10%	90.6	13%	80.4
Depreciation	9.4	0%	9.4	1%	9.3
Amortization	0.4	NMF	0.1	NMF	—

Total expenses	312.4	12%	278.8	12%	249.6

Earnings before income taxes	60.2	40%	42.9	36%	31.6
Provision for income taxes	12.1	16%	10.4	11%	9.4

Net earnings	$48.1	48%	$32.5	46%	$22.2

Growth - revenues	16%		14%		6%
Organic growth in fees	16%		14%		6%
Growth - pretax earnings	40%		36%		1%
Compensation expense ratio	55%		56%		57%
Other operating expense ratio	27%		28%		29%
Pretax profit margin	16%		13%		11%
Effective tax rate	20%		24%		30%

Identifiable assets at December 31	$235.8		$201.8		$73.6

The increase in fees for 2004 compared to 2003 and 2003 compared to 2002 was due primarily to new business production, renewal rate increases and highly favorable retention rates on existing business, all of which aggregated to $72.0 million in 2004 and $68.0 million in 2003 and was offset by lost business of $25.0 million in 2004 and $28.0 million in 2003. Also, included in 2004 fees are $2.7 million of one-time revenues related to two client projects that were completed in fourth quarter 2004. The organic growth in fee revenues was 16% in 2004, 14% in 2003 and 6% in 2002. Historically, the Risk Management segment has made few acquisitions, which have not been material to this segment’s operations. Thus, there typically is no material difference between reported revenues and organic revenues for this segment.

Investment income - fiduciary, which represents interest income earned on Gallagher’s cash and cash equivalents, was relatively unchanged in 2004, 2003 and 2002. While the amount of invested cash and rates of return have increased, rates of return are still at historically low levels.

The increase in compensation expense in 2004 compared to 2003 was due to an increase in the average number of employees and increases in incentive compensation linked to Gallagher’s overall operating results ($19.6 million in the aggregate), an increase in employee benefit expenses ($2.1 million), the adverse impact of foreign currency translation ($1.7 million), and the expensing of stock-based compensation in 2004 ($0.5 million). The increase in compensation expense in 2003 compared to 2002 was due to an increase in the average number of employees, salary increases, a corresponding increase in employee benefit expenses, an increase in the use of temporary staffing, and increases in pension and medical insurance costs in 2003. The increase in employee headcount relates to the hiring of additional claims staff to support new business generated.

The increase in other operating expenses in 2004 compared to 2003 was due primarily to increases in business insurance costs ($3.5 million), rent and utility costs associated with leased office space and office expansion ($2.2 million), fees for professional services ($1.1 million), and increases in travel and entertainment costs ($1.2 million). The increases in other operating expenses in 2003 compared to 2002 were due primarily to an increase in fees for professional services, costs associated with leased office space and office expansion and business insurance costs.

Depreciation expense was relatively unchanged in 2004 compared to 2003 and 2003 compared to 2002. Changes in depreciation expense from year-to-year are due primarily to the timing of purchases of furniture, equipment and leasehold improvements related to office expansions and moves.

The increase in amortization in 2004 compared to 2003 was due to amortization expense of intangible assets associated with an acquisition that was completed in fourth quarter 2003. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (5 to 15 years for expiration lists and 5 to 6 years for non-compete agreements).

See the Results of Operations for the Financial Services segment for a discussion on changes in the overall effective income tax rate in 2004 compared to 2003 and 2003 compared to 2002.

The increase in identifiable assets in 2003 compared to 2002 is primarily due to the inclusion of client claim funds held by Gallagher Bassett (GB) in a fiduciary capacity in Gallagher’s December 31, 2004 and 2003 consolidated balance sheet. These funds relate to GB’s third-party administration business, which were not previously reported in Gallagher’s December 31, 2002 consolidated balance sheet. GB does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Financial Services

The Financial Services segment is responsible for managing Gallagher’s investment portfolio. See Note 3 to the consolidated financial statements for a summary of Gallagher’s investments as of December 31, 2004 and 2003 and a detailed discussion on the nature of the investments held. Financial information relating to Gallagher’s Financial Services segment is as follows (in millions):

	2004	Percent Change	2003	Percent Change	2002
Investment income:
Trading securities	$0.3	(96)%	$7.0	52%	$4.6
Asset Alliance Corporation (AAC) related investments	3.6	(29)%	5.1	19%	4.3
Low income housing investments	2.3	130%	1.0	(63)%	2.7
Alternative energy investments	45.4	10%	41.3	13%	36.5
Real estate, venture capital and other investments	0.7	240%	(0.5)	(150)%	(0.2)
Consolidated investments	52.0	233%	15.6	59%	9.8
Impact of FIN 46 from consolidated investments	69.9	51%	46.4	NMF	—
Other	(1.0)	(145)%	2.2	(31)%	3.2

Total investment income	173.2	47%	118.1	94%	60.9

Investment gains (losses)	8.1	133%	(24.5)	(11)%	(22.0)

Total revenues	181.3	94%	93.6	141%	38.9

Investment expenses	101.9	90%	53.7	189%	18.6
Impact of FIN 46 on investment expenses	67.2	52%	44.1	NMF	—
Interest	9.5	19%	8.0	(16)%	9.5
Depreciation	9.8	32%	7.4	32%	5.6
Impact of FIN 46 on depreciation	2.7	17%	2.3	NMF	—

Total expenses	191.1	65%	115.5	243%	33.7

Earnings (loss) before income taxes	(9.8)	55%	(21.9)	NMF	5.2
Provision (benefit) for income taxes	(2.0)	63%	(5.4)	NMF	1.6

Net earnings (loss)	$(7.8)	53%	$(16.5)	NMF	$3.6

Identifiable assets at December 31	$647.6		$656.9		$634.8

Investment income from trading securities decreased in 2004 compared to 2003 due to the liquidation of the trading securities portfolio for cash during the latter part of 2003 and first quarter 2004. Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on trading securities. Prior to September 30, 2002, this portfolio was accounted for as available for sale, with the unrealized gains and losses recorded in stockholder’s equity. The increase in 2003 was primarily due to a rebound in the equity markets from the depressed levels in 2002.

Investment income from AAC related investments primarily represents income associated with Gallagher’s debt, preferred stock and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. The decrease in AAC related income in 2004 compared to 2003 was due to a moderate decline in AAC’s operational results in 2004 and to a reduction in the amount invested by Gallagher in AAC debt and preferred stock. The increase in 2003 compared to 2002 was primarily the result of an increase in AAC’s operational results in 2003 and dividends received from AAC’s preferred stock.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher’s equity investment in a LIH Developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments. The increase in LIH income in 2004 compared to 2003 was due to the timing of project sale transactions of the LIH developer that generated equity income to Gallagher in 2004 offset by a decrease in bridge loans and the related interest income in 2004. The decrease in 2003 compared to 2002 was due to a reduction in project sale transactions of the LIH developer in 2003.

Investment income from alternative energy investments relates to installment gains from several sales of Gallagher’s interests in limited partnerships that operate Syn/Coal facilities that occurred in the latter part of 2001, first quarter 2002 and second and third quarters 2004. The increase in installment gains in both 2004 and 2003 was a direct result of higher Syn/Coal production at the facilities.

Income (losses) from real estate, venture capital and other investments principally relates to Gallagher’s portion of the earnings (losses) of these entities accounted for using equity method accounting. The increase in income from these investments in 2004 compared to 2003 is primarily a result of writing off investments in 2003 and 2002 that were generating losses.

Investment income from consolidated investments includes income related to the Florida Community Development, Gallagher’s home office building, the airplane leasing company and two Syn/Coal facilities. Investment income related to the Florida Community Development in 2004, 2003 and 2002 was $10.1 million, $5.0 million and $2.2 million, respectively, and primarily relates to sales of lots at the development. Total expenses, including interest and depreciation expenses, relating to this income were $12.6 million, $6.1 million and $2.6 million in 2004, 2003 and 2002, respectively. Rental income of the home office building was $6.6 million, $6.8 million and $7.2 million in 2004, 2003 and 2002, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $6.6 million, $6.6 million and $7.5 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, rental income of the airplane leasing company was $3.4 million, $3.2 million and $1.9 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $4.9 million, $5.0 million and $3.4 million, respectively. In 2004 and 2003, income from the Syn/Coal facilities were $31.9 million and $1.0 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $61.2 million and $15.9 million in 2004 and 2003, respectively. There was no income or expense from the Syn/Coal operations in 2002. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004, which resulted in the 2004 increases in Syn/Coal related income and expenses.

Investment income from consolidated investments for 2004 and 2003 was also impacted by the adoption of FIN 46. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to July 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized both investment income and expenses of $69.9 million and $46.4 million in 2004 and 2003, related to the consolidation of the Syn/Coal partnership. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

Investment gains (losses) primarily include realized gains and losses that occurred in the respective years related to write-downs, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2004, Gallagher recognized a net $8.1 million investment gain related to assets written-off or losses incurred in 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously written-off and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas Project. During 2003, Gallagher incurred $29.1 million of investment losses and generated $4.6 million of investment gains, for a net loss of $24.5 million. Substantially all of these losses ($25.7 million) related to write-downs and dispositions when Gallagher decided to withdraw virtually all continued support for its venture capital investments in first quarter 2003, except to the limited extent needed to realize value from the remaining assets. Without Gallagher’s support at that time, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher’s investments were determined to be other-than-temporarily impaired. During 2002, Gallagher recognized a net loss of $28.8 million related to write-downs of loans and equity holdings from its venture capital investments due to a decline in the equity markets and generally poor economic conditions during 2002. Substantially all of these write-downs were recognized in third quarter 2002 when the equity markets were at their lows for the year. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment and recognized a $3.0 million loss in 2002 through equity method accounting for AAC’s write-down of its investment in Beacon Hill Asset Management LLC. These 2002 losses were partially offset by an $11.8 million gain related to the sale of a portion of Gallagher’s equity position in AAC to an international financial institution that was completed in second quarter 2002. Gallagher also recognized one-time gains in 2002 of $2.0 million related to guarantee fee income and $2.5 million related to the disposition of a branch operation. In addition, in 2002, Gallagher incurred $3.0 million of losses for other-than-temporary impairments related to its directly managed securities portfolio that prior to September 2002 were classified as available for sale. The other-than-temporary impairments resulted from a sharp decline in the equity markets during 2002.

Investment expenses include operating expenses of the alternative energy investments, expenses of the real estate partnerships and airplane leasing company and expenses related to compensation, professional fees and overhead expenses such as rent and utilities. The increase in investment expenses for 2004 compared to 2003 and 2003 compared to 2002 was primarily due to increases in direct operating expenses of the alternative energy investments ($46.0 million in 2004 and $14.4 million in 2003) and to increases in expenses of the Florida Community Development related to the sales of lots at the development ($6.5 million in 2004 and $3.5 million in 2003). Also contributing to the increase in 2003 investment expenses were increases in management incentive compensation associated with investment results ($5.9 million).

Investment and depreciation expenses for 2004 and 2003 increased significantly due to the adoption of FIN 46 and the related consolidation of the Syn/Coal partnerships.

The increase in interest expense in 2004 compared to 2003 is due to the additional debt in 2004 related to a Biogas project and one Syn/Coal facility. The decrease in interest expense in 2003 compared to 2002 was due to reductions in the amount of corporate related borrowings and to reductions in short-term interest rates in 2003 compared to 2002.

Gallagher’s overall effective income tax rate reflects the tax credits generated by investments in limited partnerships that operate alternative energy projects (IRC Section 29) and low income housing, which are partially offset by state and foreign taxes. The increase in production from the Syn/Coal facilities in each of 2004, 2003 and 2002 resulted in effective tax rates in 2004 of 20%, 2003 of 24% and 2002 of 30%, which are below the statutory rates. Assuming no negative developments occur with respect to the availability of Syn/Coal Credits, Gallagher expects that tax credits will keep the effective tax rate in the lower 20% range for 2005.

IRC Section 29 tax credits expire on December 31, 2007 and, if the law is not extended, Gallagher’s effective tax rate in 2008 will likely adjust upward to approximately 35% to 40%. In addition, through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the “Market Wellhead Price” of domestic crude oil reaches certain “Phase-out Prices” as determined by the IRS. The “Market Wellhead Prices” of domestic crude and the “Phase-out Prices” as determined by the IRS for the last four years are as follows:

Calendar Year	Market Wellhead Price (1)		Phase-out Price (2)
			Starts At	Fully Phased Out At
2000	$26.73		$48.07	$60.34
2001	21.86		49.15	61.70
2002	22.51		49.75	62.45
2003	27.56		50.14	62.94
2004 (estimated based on first 10 months 2004)	36.16	(3)	51.70	64.90

(1)	Market Wellhead Price is the IRS’ estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation by the United States. The IRS historically estimates this price based on the monthly average wellhead price of domestic crude oil as published by the Department of Energy as Domestic First Purchase Prices. This Market Wellhead Price has historically been approximately $3.50 to $4.00 below the commonly reported crude oil price of futures contracts traded on the New York Mercantile Exchange.
(2)	Phase-out Prices for 2000 to 2003 as established by the IRS. These Phase-out Prices are based on an inflation adjustment factor. This factor represents the change since calendar year 1979 of the first revision of the implicit price deflator for the gross national product of the United States as computed and published by the U.S. Department of Commerce. The IRS will not publish the Phase-out Prices for calendar year 2004 until April or May 2005. The 2004 Phase-out Prices represent management’s best estimate using the latest public information available. There can be no assurance that management’s estimated Phase-out Prices will approximate what the IRS ultimately publishes.
(3)	This amount represents an estimated, ten-month average of Market Wellhead Prices. The table below shows the published prices through October 2004 (latest Department of Energy data available). November and December prices have been estimated by management. There can be no assurance that management’s estimate will approximate what is ultimately published by the Department of Energy or the IRS. The 2004 monthly rates are as follows:

January	$30.35	April	$33.23	July	$36.53	October	$46.26
February	31.21	May	36.07	August	40.10	November	44.06
March	32.86	June	34.53	September	40.63	December	38.74

As indicated in the above table, oil prices fluctuated dramatically in 2004. Because oil prices are substantially below the 2004 estimated Phase-out Price, there will be no phase-out for 2004. To trigger the start of a phase-out in 2005, management estimates that the Market Wellhead Price would need to average over $52 for the entire calendar year and over $65 to fully phase-out for 2005. As of January 10, 2005, the commonly reported price of crude oil (which has historically been about $3.50 to $4.00 above the Wellhead Price) was $45.33 There can be no assurance that future oil prices will remain under future phase-out levels. Should Gallagher or its partners anticipate that oil prices may reach the range of Phase-out Prices in 2005, some or all of Gallagher’s IRC Section 29 operations could be curtailed.

The following table illustrates the impact on net earnings and net earnings per share as if Gallagher had curtailed all IRC Section 29-related operations as of January 1, 2002 for the years ended December 31, 2004, 2003 and 2002. This illustration is prepared for comparative purposes only and does not purport to be indicative of past or future operating results.

	Year Ended December 31,
	2004	2003	2002
Pretax earnings as reported	$235.5	$193.3	$185.5
Pro forma pretax adjustment for IRC Section 29 operations	(6.5)	(11.9)	(18.2)

Pro forma pretax earnings	229.0	181.4	167.3
Pro forma income tax provision assuming a 37.5% effective rate	85.9	68.0	62.7

Pro forma net earnings	$143.1	$113.4	$104.6

Diluted net earnings per share - pro forma	$1.51	$1.22	$1.14

Financial Condition and Liquidity

Cash Provided by Operations - Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations. The insurance brokerage industry is not capital intensive. Historically, Gallagher’s capital requirements have primarily included dividend payments on its common stock, repurchases of its common stock, funding of its investments, acquisitions of brokerage and risk management operations and capital expenditures. The capital used to fund Gallagher’s investment portfolio was primarily generated from the excess cash provided by its operations and tax savings generated from tax advantaged investments. During 2003, Gallagher decided to withdraw virtually all continued support for its venture capital investments and to liquidate its trading securities portfolio. As a result, the capital requirements for funding Gallagher’s investments have decreased dramatically and the net cash flow related to investment activities in 2004 has been cash flow positive and it should continue to be cash flow positive in the future.

Gallagher’s ability to meet its future cash requirements related to the payments of dividends on its common stock and the repurchases of its common stock substantially depends upon its ability to generate positive cash flows from its operating activities. Cash provided by operating activities was $277.2 million, $229.0 million and $149.7 million for 2004, 2003 and 2002, respectively. The increase in cash provided by operating activities in 2004 compared to 2003 and 2003 compared to 2002 is primarily due to the increase in net earnings. In addition, the liquidation of the majority of the trading securities portfolio during 2003 contributed to the increase in cash provided by operating activities in 2003. Gallagher’s cash flows from operating activities are primarily derived from its net earnings, as adjusted for realized gains and losses and its noncash expenses, which include depreciation, amortization, deferred compensation, restricted stock and stock-based compensation expenses. When assessing the overall liquidity of Gallagher, the focus should be on net earnings, adjusted for noncash items, in the statement of earnings and cash provided by operating activities in the statement of cash flows as indicators of trends in liquidity. From a balance sheet perspective, the focus should not be on premium and fees receivables, premium payables or restricted cash for trends in liquidity. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows provided by operations will vary substantially from quarter-to-quarter and year-to-year related to these items. In addition, funds restricted as to Gallagher’s use, primarily premiums held as fiduciary funds, are presented in Gallagher’s consolidated balance sheet as “Restricted cash” and have not been included in determining Gallagher’s overall liquidity. In order to consider these items in assessing trends in liquidity for Gallagher, they should be looked at in a combined manner, because changes in these balances are interrelated and are based on the timing of premium movement. In assessing the overall liquidity of Gallagher from a balance sheet perspective, it should be noted that at December 31, 2004, Gallagher had no Corporate related borrowings outstanding, a cash and cash equivalent balance of $224.6 million and tangible net worth of $386.8 million. Gallagher has a $250.0 million unsecured revolving credit agreement (Credit Agreement) it borrows under from time-to-time to supplement operating cash flows. Due to outstanding letters of credit, only $211.9 million remained available for potential borrowings at January 19, 2005. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2004.

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

Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its Credit Agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives would include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, Gallagher has historically been profitable and cash flows from operations and short-term borrowings under its Credit Agreement have been sufficient to fund Gallagher’s operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the foreseeable future.

Dividends - In 2004 Gallagher declared $91.8 million in cash dividends on its common stock, or $1.00 per common share. Gallagher’s dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher’s available cash from earnings and its anticipated cash needs. On January 14, 2005, Gallagher paid a fourth quarter dividend of $.25 per common share to shareholders of record at December 31, 2004, a 39% increase over the fourth quarter dividend per share in 2003. On January 19, 2005, Gallagher announced an increase in its quarterly dividend for the first quarter of 2005 from $.25 to $.28 per common share, a 12% increase over 2004. If each quarterly dividend in 2005 is $.28 per common share, this increase in the dividend will result in an annualized increase in the net cash used by financing activities in 2005 of approximately $12.0 million.

Capital Expenditures - Net capital expenditures were $29.0 million, $25.3 million and $45.4 million for 2004, 2003 and 2002, respectively. These amounts include net capital expenditures of the two previously discussed real estate partnerships of $4.7 million in 2004, $5.8 million in 2003 and $11.5 million in 2002, the majority of which are related to the Florida Community Development. Capital expenditures by Gallagher are related primarily to office relocations and expansions and updating computer systems and equipment. In 2005, exclusive of the net capital expenditures related to those two real estate partnerships, Gallagher expects total expenditures for capital improvements to be approximately $28.0 million.

Common Stock Repurchases - Gallagher has a common stock repurchase plan that has been approved by the Board of Directors. Under the plan, Gallagher repurchased 1.8 million shares at a cost of $56.2 million, 2.9 million shares at a cost of $80.8 million and 0.5 million shares at a cost of $11.7 million in 2004, 2003 and 2002, respectively. The reduction in shares repurchased in 2004 as compared to 2003 is due to increased cash used for acquisitions in 2004. Repurchased shares are held for reissuance in connection with its equity compensation and stock option plans. Under the provisions of the repurchase plan, as of December 31, 2004, Gallagher was authorized to repurchase approximately 3.8 million additional shares. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time.

Acquisitions – Cash paid for acquisitions, net of cash acquired was $112.8 million, $28.7 million and $5.4 million in 2004, 2003 and 2002, respectively. Prior to July 2001, substantially all acquisitions completed by Gallagher were paid for with stock consideration and were accounted for using pooling of interests accounting. Beginning in July 2001, Gallagher began accounting for acquisitions using purchase accounting, which provides the flexibility to use cash consideration in acquisitions. While stock is Gallagher’s preferred “currency” for acquisitions, there were several acquisitions in 2004 where cash in lieu of stock was used in order to complete the transactions. The increased use of cash for acquisitions correlates with the reduction in common stock repurchases in 2004.

Contractual Obligations and Commitments

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as funding commitments and financial guarantees. See Notes 3, 7 and 16 to the consolidated financial statements for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to its Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2004 are as follows (in millions):

	Payments Due by Period
Contractual Obligations	2005	2006	2007	2008	2009	Thereafter	Total
Credit Agreement	$—	$—	$—	$—	$—	$—	$—
Investment related borrowings:
Florida Community Development debt	34.8	0.1	0.1	—	—	12.4	47.4
Home office mortgage loan	0.9	0.9	1.1	74.1	—	—	77.0
Airplane leasing company debt	2.6	29.9	—	—	—	—	32.5
Biogas project loan	0.2	0.2	0.2	0.2	0.2	13.0	14.0
Syn/Coal facility purchase note	2.8	3.3	3.5	0.9	—	—	10.5

Total debt obligations	41.3	34.4	4.9	75.2	0.2	25.4	181.4
Operating lease obligations	51.9	46.9	40.9	34.0	27.6	38.7	240.0
Net Syn/Coal purchase commitments	7.9	3.7	3.0	—	—	—	14.6
Outstanding purchase obligations	0.2	—	—	—	—	—	0.2

Total contractual obligations	$101.3	$85.0	$48.8	$109.2	$27.8	$64.1	$436.2

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher uses its $250.0 million Credit Agreement to post letters of credit (LOCs) and from time-to-time borrow to supplement operating cash flows. At January 19, 2005, $38.1 million of LOCs (of which Gallagher has $19.9 million of liabilities recorded as of December 31, 2004) were outstanding under the Credit Agreement, which primarily related to Gallagher’s investments as discussed in Notes 3 and 16 to the consolidated financial statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2004. Accordingly, as of January 19, 2005, $211.9 million remained available for potential borrowings, of which $36.9 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 7 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3 to the consolidated financial statements, at December 31, 2004, the accompanying balance sheet includes $181.4 million of borrowings related to Gallagher’s investment related enterprises of which $32.4 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Net Syn/Coal Purchase Commitments - Gallagher has interests in two Syn/Coal facilities that it consolidates. See Note 3 to the consolidated financial statements for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and Syn/Coal sales agreements. These agreements terminate immediately in the event the Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2004. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Arrangements

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding LOCs, financial guarantees and funding commitments as of December 31, 2004 are as follows (in millions):

Off-Balance Sheet Commitments	Amount of Commitment Expiration by Period						Total Amounts Committed
	2005	2006	2007	2008	2009	Thereafter
Investment related:
Letters of credit	$—	$—	$—	$—	$—	$11.3	$11.3
Financial guarantees	—	—	—	—	—	2.5	2.5
Funding commitments	0.8	—	2.0	—	—	—	2.8

	0.8	—	2.0	—	—	13.8	16.6
Operations related:
Letters of credit	1.6	—	—	—	—	5.3	6.9

Total commitments	$2.4	$—	$2.0	$—	$—	$19.1	$23.5

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Notes 3 and 16 to the consolidated financial statements for a discussion of Gallagher’s outstanding LOCs, financial guarantees and funding commitments. All but one of the LOCs represent multiple year commitments but all have annual, automatic renewing provisions and are classified by the latest commitment date.

During the period from January 1, 2002 to December 31, 2004, Gallagher acquired 43 companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2004 acquisitions are disclosed in Note 3 to the consolidated financial statements. These earnout obligations represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout obligations outstanding as of December 31, 2004 related to Gallagher’s 2002, 2003 and 2004 acquisitions was $81.9 million.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher’s consolidated balance sheet at December 31, 2004 and 2003. The December 31, 2004 and 2003 balance sheets of several of these unconsolidated investments contain outstanding debt, which is also not required to be included in Gallagher’s consolidated balance sheet.

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

Quantitative and Qualitative Disclosure about Market Risk

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. Historically, Gallagher has not entered into derivatives or other similar financial instruments for trading or speculative purposes. However, with respect to managing foreign currency exchange rate risk, Gallagher engaged a consultant in the latter part of 2004 to explore foreign currency hedging strategies. Based on the recommendations of the consultant, Gallagher did implement a foreign currency hedging strategy in 2005. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2004 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher’s view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher’s consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher’s estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher’s invested assets are primarily held as cash and cash equivalents, which are subject to various market risk exposures such as interest rate risk. The fair value of Gallagher’s cash and cash equivalents investment portfolio at December 31, 2004 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2004.

Gallagher has other investments that have valuations that are indirectly influenced by equity market and general economic conditions that can change rapidly. In addition, some investments require direct and active financial and operational support from Gallagher. A future material adverse effect may result from changes in market conditions or if Gallagher elects to withdraw financial or operational support.

At December 31, 2004, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would likely approximate their carrying value due to their short-term duration and variable interest rates. The market risk would be estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher’s weighted average short-term borrowing rate at December 31, 2004 and the resulting fair values would not be materially different from its carrying value.

Gallagher is subject to foreign currency exchange rate risk primarily from its United Kingdom based subsidiaries that incur expenses denominated primarily in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Gallagher does not hedge this foreign currency exchange rate risk. Foreign currency gains (losses) related to this market risk are recorded in earnings before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2004 (a weakening of the U.S. dollar), earnings before income taxes would decrease by approximately $11.2 million. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management’s opinion that this foreign currency exchange risk is not material to Gallagher’s consolidated operating results or financial position. Gallagher manages the balance sheets of its foreign subsidiaries such that foreign liabilities are matched with equal foreign assets thereby maintaining a “balanced book” which minimizes the effects of currency fluctuations.

Arthur J. Gallagher & Co.

Consolidated Statement of Earnings

(In millions, except per share data)

	Year Ended December 31,
	2004	2003	2002
Commissions	$801.9	$746.2	$662.9
Fees	523.3	456.2	389.4
Investment income - fiduciary funds	15.1	8.5	10.2
Investment income - all other	173.2	118.1	60.9
Investment gains (losses)	8.1	(24.5)	(22.0)

Gross revenues	1,521.6	1,304.5	1,101.4
Less brokerage	(41.3)	(40.7)	(41.1)

Total revenues	1,480.3	1,263.8	1,060.3

Compensation	735.4	660.8	583.9
Operating	277.5	262.8	230.4
Investment expenses	169.1	97.8	18.6
Interest	9.5	8.0	9.5
Depreciation	34.8	31.2	25.8
Amortization	18.5	9.9	6.6

Total expenses	1,244.8	1,070.5	874.8

Earnings before income taxes	235.5	193.3	185.5
Provision for income taxes	47.0	47.1	55.6

Net earnings	$188.5	$146.2	$129.9

Basic net earnings per share	$2.06	$1.63	$1.49
Diluted net earnings per share	1.99	1.57	1.41
Dividends declared per common share	1.00	.72	.60

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Balance Sheet

(In millions)

	December 31,
	2004	2003
Cash and cash equivalents	$224.6	$193.6
Restricted cash	488.9	437.6
Trading securities	—	5.0
Investments - current	26.0	26.9
Premiums and fees receivable	1,355.5	1,286.4
Other current assets	132.8	158.4

Total current assets	2,227.8	2,107.9

Investments - noncurrent	132.4	121.0
Fixed assets related to consolidated investments - net	195.6	205.2
Other fixed assets - net	63.4	61.0
Deferred income taxes	184.8	137.8
Other noncurrent assets	59.7	45.8
Goodwill - net	219.0	138.3
Amortizable intangible assets - net	155.2	84.6

Total assets	$3,237.9	$2,901.6

Premiums payable to insurance and reinsurance companies	$1,838.9	$1,743.5
Accrued compensation and other accrued liabilities	253.4	219.3
Unearned fees	35.0	27.3
Income taxes payable	24.8	24.3
Other current liabilities	18.6	16.0
Corporate related borrowings	—	—
Investment related borrowings - current	41.4	30.9

Total current liabilities	2,212.1	2,061.3

Investment related borrowings - noncurrent	140.0	122.1
Other noncurrent liabilities	124.8	99.1

Total liabilities	2,476.9	2,282.5

Stockholders’ equity:
Common stock - issued and outstanding 92.1 shares in 2004 and 90.0 shares in 2003	92.1	90.0
Capital in excess of par value	146.4	105.5
Retained earnings	539.0	442.3
Unearned deferred compensation	(12.2)	(9.6)
Unearned restricted stock	(4.3)	(9.1)

Total stockholders’ equity	761.0	619.1

Total liabilities and stockholders’ equity	$3,237.9	$2,901.6

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Cash Flows

(In millions)

	Year Ended December 31,
	2004	2003	2002
Cash flows from operating activities:
Net earnings	$188.5	$146.2	$129.9
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net loss (gain) on investments and other	(8.1)	25.0	22.7
Gain on sales of operations	—	(2.5)	(2.5)
Depreciation and amortization	53.3	41.1	32.4
Amortization of deferred compensation and restricted stock	10.0	7.6	3.4
Stock-based compensation expense	5.6	1.8	—
Increase in restricted cash	(51.3)	(181.3)	(46.8)
Increase in premiums receivable	(32.8)	(68.3)	(57.7)
Increase in premiums payable	61.8	212.7	103.0
Decrease (increase) in trading securities - net	5.9	55.5	(1.8)
Increase (decrease) in other current assets	22.6	(37.4)	(21.8)
Increase (decrease) in accrued compensation and other accrued liabilities	43.1	30.6	(7.7)
Increase (decrease) in income taxes payable	0.5	12.2	(22.8)
Tax benefit from issuance of common stock	17.6	14.1	18.7
Net change in deferred income taxes	(45.9)	(32.1)	(6.5)
Other	6.4	3.8	7.2

Net cash provided by operating activities	277.2	229.0	149.7

Cash flows from investing activities:
Purchases of available-for-sale (AFS) marketable securities	—	—	(16.0)
Proceeds from sales and maturities of AFS marketable securities	—	—	13.7
Net additions to fixed assets	(29.0)	(25.3)	(45.4)
Cash paid for acquisitions, net of cash acquired	(112.8)	(28.7)	(5.4)
Proceeds from sales of operations	—	4.2	2.5
Other	2.8	4.0	1.9

Net cash used by investing activities	(139.0)	(45.8)	(48.7)

Cash flows from financing activities:
Proceeds from issuance of common stock	30.6	23.7	15.5
Repurchases of common stock	(56.2)	(80.8)	(11.7)
Dividends paid	(84.9)	(61.9)	(50.4)
Borrowings on line of credit facilities	12.9	36.3	271.5
Repayments on line of credit facilities	—	(56.5)	(268.0)
Borrowings of long-term debt	—	—	0.5
Repayments of long-term debt	(9.6)	(3.0)	(4.4)

Net cash used by financing activities	(107.2)	(142.2)	(47.0)

Net increase in cash and cash equivalents	31.0	41.0	54.0
Cash and cash equivalents at beginning of year	193.6	152.6	98.6

Cash and cash equivalents at end of year	$224.6	$193.6	$152.6

Supplemental disclosures of cash flow information:
Interest paid	$11.5	$9.2	$10.7
Income taxes paid	71.3	50.0	63.1

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Stockholders’ Equity

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Unearned Deferred Comp	Unearned Restricted Stock	Accum Other Comp Earnings (Loss)	Total
(In millions)	Shares	Amount
Balance at December 31, 2001	85.1	$85.1	$8.8	$283.8	$(3.4)	$—	$(2.7)	$371.6

Net earnings	—	—	—	129.9	—	—	—	129.9
Net change in unrealized gain (loss) on available for sale securities	—	—	—	—	—	—	2.7	2.7

Comprehensive earnings								132.6
Cash dividends declared on common stock	—	—	—	(52.7)	—	—	—	(52.7)
Common stock issued under stock option plans	1.9	1.9	13.6	—	—	—	—	15.5
Tax benefit from issuance of common stock	—	—	18.7	—	—	—	—	18.7
Common stock repurchases	(0.5)	(0.5)	(11.2)	—	—	—	—	(11.7)
Common stock issued in seven purchase acquisitions	1.6	1.6	49.2	—	—	—	—	50.8
Common stock issued under deferred compensation	0.1	0.1	3.9	—	(3.1)	—	—	0.9
Common stock issued under restricted stock	0.3	0.3	9.7	—	—	(7.5)	—	2.5

Balance at December 31, 2002	88.5	88.5	92.7	361.0	(6.5)	(7.5)	—	528.2
Comprehensive and net earnings	—	—	—	146.2	—	—	—	146.2
Cash dividends declared on common stock	—	—	—	(64.9)	—	—	—	(64.9)
Common stock issued under stock option plans	2.1	2.1	18.0	—	—	—	—	20.1
Tax benefit from issuance of common stock	—	—	14.1	—	—	—	—	14.1
Compensation expense related to stock option plan grants	—	—	1.8	—	—	—	—	1.8
Common stock issued under employee stock purchase plan	0.2	0.2	3.5	—	—	—	—	3.7
Common stock repurchases	(2.9)	(2.9)	(77.9)	—	—	—	—	(80.8)
Common stock issued in twelve purchase acquisitions	1.6	1.6	41.5	—	—	—	—	43.1
Common stock issued under deferred compensation	0.2	0.2	4.3	—	(3.1)	—	—	1.4
Common stock issued under restricted stock	0.3	0.3	7.5	—	—	(1.6)	—	6.2

Balance at December 31, 2003	90.0	90.0	105.5	442.3	(9.6)	(9.1)	—	619.1
Comprehensive and net earnings	—	—	—	188.5	—	—	—	188.5
Cash dividends declared on common stock	—	—	—	(91.8)	—	—	—	(91.8)
Common stock issued under stock option plans	2.2	2.2	20.2	—	—	—	—	22.4
Tax benefit from issuance of common stock	—	—	17.6	—	—	—	—	17.6
Compensation expense related to stock option plan grants	—	—	5.6	—	—	—	—	5.6
Common stock issued under employee stock purchase plan	0.3	0.3	7.9	—	—	—	—	8.2
Common stock repurchases	(1.8)	(1.8)	(54.4)	—	—	—	—	(56.2)
Common stock issued in twelve purchase acquisitions	1.2	1.2	36.4	—	—	—	—	37.6
Common stock issued under deferred compensation	0.1	0.1	4.2	—	(2.6)	—	—	1.7
Common stock issued under restricted stock	0.1	0.1	3.4	—	—	4.8	—	8.3

Balance at December 31, 2004	92.1	$92.1	$146.4	$539.0	$(12.2)	$(4.3)	$—	$761.0

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Notes to Consolidated Financial Statements

December 31, 2004

1. Summary of Significant Accounting Policies

Nature of Operations - Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefit market. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes fiduciary funds, tax advantaged investments, real estate partnerships and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in eight countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Substantially all of Gallagher’s investments in partially owned entities in which Gallagher’s ownership is less than 50%, are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. See Note 3 for a discussion on a partially owned entity in which Gallagher’s ownership percentage was 5% that had been consolidated in 2003 and unconsolidated in 2004 under FIN 46 rules. For partially owned entities accounted for using the equity method, Gallagher’s share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years’ financial statements in order to conform to the current year presentation.

Use of Estimates - The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known which could impact the amounts reported and disclosed herein.

Revenue Recognition - Gallagher’s revenues are derived from commissions, fees and investment income.

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers relate to a large number of small premium transactions, whereby the billing and policy issuance process is controlled entirely by the insurance carrier. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carriers. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

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

Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $4.5 million and $3.0 million at December 31, 2004 and 2003, respectively, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year-end. The allowance for doubtful accounts was $3.0 million and $2.7 million at December 31, 2004 and 2003, respectively. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

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

Restricted Cash - In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher and are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher’s subsidiaries operate. Various state and foreign agencies regulate insurance brokers and provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as interest income from fiduciary funds in the accompanying consolidated statement of earnings. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheet, with the related liability reported as premiums payable to insurance carriers. Additionally, several of Gallagher’s foreign subsidiaries are required by various foreign agencies to meet certain liquidity and solvency requirements. Gallagher was in compliance with these requirements at December 31, 2004.

Related to its third party administration business, Gallagher is responsible for client claim funds that it holds in a fiduciary capacity. Gallagher does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Investments

Trading Securities - Trading securities consisted primarily of common and preferred stocks, corporate bonds and investments structured through limited partnerships, which were liquidated during the latter part of 2003 and first quarter 2004. Trading securities were carried at fair value in the accompanying consolidated balance sheet, with unrealized gains and losses included in the consolidated statement of earnings. The fair value for these securities was primarily based on quoted market prices. To the extent that quoted market prices were not available, fair value was determined based on other relevant factors including dealer price quotations, price quotations for similar instruments in different markets and pricing models.

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

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should economic and other conditions change.

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

While goodwill is not amortized, it is subject to periodic reviews for impairment (at least annually or more frequently if impairment indicators arise). Gallagher reviews goodwill for impairment periodically and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill. Under those circumstances, if the fair value were less than the carrying amount of the asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. No such indicators were noted in 2003 and 2002. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Income Taxes - Deferred income tax has been provided for the effect of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Stock-Based Compensation - During fourth quarter 2003, Gallagher adopted the fair value method of accounting for employee stock options pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, An Amendment of SFAS No. 123.” Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded in 2002 and prior years. The change to the fair value method of accounting is being applied prospectively to all stock option awards granted, modified, or settled after January 1, 2003 and to all employee stock purchases made during 2003 and 2004 through participation in Gallagher’s employee stock purchase plan. SFAS 123 requires that the fair value method for stock-based compensation be applied as of the beginning of the fiscal year in which it is adopted for all stock-based awards granted subsequent to such date. The consolidated financial statements for each of the first three quarters of 2003 were not restated for this change since its impact was not material to the amounts previously reported. The expense related to the first three quarters was charged against earnings in fourth quarter 2003. During 2004 and 2003, Gallagher recognized $5.6 million and $1.8 million, respectively, of compensation expense related to its stock option plans and its employee stock purchase plan.

At December 31, 2004, Gallagher had four stock option plans, which are described more fully in Note 10. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. For all options granted prior to January 1, 2003, Gallagher continues to account for stock option grants under the recognition and measurement principles of APB 25 and related Interpretations and, accordingly, recognizes no compensation expense for these stock options granted to employees. The following table illustrates the effect on net earnings and net earnings per share if Gallagher had consistently applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in millions):

	Year Ended December 31,
	2004	2003	2002
Net earnings - as reported	$188.5	$146.2	$129.9
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	4.5	1.4	—
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards (see Note 10), net of related tax effects	(8.0)	(5.5)	(4.0)

Pro forma net earnings	$185.0	$142.1	$125.9

Basic net earnings per share - as reported	$2.06	$1.63	$1.49
Basic net earnings per share - pro forma	2.02	1.58	1.44
Diluted net earnings per share - as reported	1.99	1.57	1.41
Diluted net earnings per share - pro forma	1.96	1.54	1.38

As presented in the table above, had Gallagher applied the fair value recognition provisions of SFAS 123 to the 2002 and prior stock options grants, diluted net earnings per share as reported would have been reduced by $.03 in 2004, 2003 and 2002. The pro forma disclosures above only include the effect of options granted subsequent to January 1, 1995, the date in which fair value was to be measured under SFAS 123. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future results.

Fair Value of Financial Instruments - The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance carriers, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2004 and 2003, approximate fair value because of the short maturity of these instruments. The financial assets that comprise investment strategies and marketable securities are carried at fair value in the accompanying consolidated balance sheet. Fair values for other investments and notes receivable are disclosed in Note 3. The carrying amounts of borrowings outstanding under Gallagher’s $250.0 million unsecured revolving credit agreement and other debt agreements listed in Note 7 approximate their fair values at December 31, 2004 because the borrowings are at floating interest rates or the rates are not significantly different from the prevailing market rates.

2. Effect of New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.123 (revised 2004) (SFAS 123(R)), “Share-Based Payment,” which is a revision of SFAS 123. SFAS 123(R) supersedes APB 25 and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach to accounting for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123, which, as discussed above, Gallagher adopted on a prospective basis in fourth quarter 2003. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options (for all grant years), to be recognized in the financial statements based on their fair values. Pro forma disclosure is no longer an alternative to financial statement recognition for years prior to January 1, 2003. SFAS 123(R) is effective for public companies at the beginning of the first interim or annual period beginning after June 15, 2005. Thus, Gallagher must adopt SFAS 123(R) no later than July 1, 2005.

SFAS 123(R) permits public companies to account for share-based payments using one of two methods: modified-prospective method or modified-retrospective method. The modified-prospective method is similar to the modified-prospective method described in SFAS 148. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Under the modified-retrospective method, which includes the requirements of the modified prospective method described above, companies are permitted to restate, based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Gallagher plans to adopt SFAS 123(R) no later than July 1, 2005, but has not yet determined what method it will use. Gallagher adopted the fair-value-based method of accounting for share-based payments effective January 1, 2003 using the prospective method described in SFAS 148. Currently, Gallagher uses the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R). Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Gallagher adopted SFAS 123 using the prospective-transition method, which applied only to awards granted, modified or settled after the adoption date, compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). Thus, Gallagher will have to apply the provisions of SFAS 123(R) to all unvested awards granted prior to the adoption of SFAS 123 (prior to January 1, 2003) for recognition of share-based payments to employees. However, had Gallagher adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1 to the consolidated financial statements. SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While Gallagher cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options, the amount of operating cash flows recognized in prior periods for such excess tax deductions were $17.6 million, $14.1 million, and $18.7 million in 2004, 2003 and 2002, respectively.

3. Investments

The following is a summary of Gallagher’s other investments and the related outstanding letters of credit (LOCs), financial guarantees and funding commitments (in millions):

					December 31, 2004
	December 31, 2004		December 31, 2003		LOCs & Financial Guarantees	Funding Commitments
	Current	Noncurrent	Current	Noncurrent
Unconsolidated Investments:
Direct and indirect investments in Asset
Alliance Corporation (AAC)	$0.8	$46.7	$1.3	$49.8	$—	$—

Low income housing (LIH) developments:
Bridge loans	5.2	—	9.5	—	—	—
Partnership interests	—	1.5	—	3.1	—	—
LIH Developer	—	9.2	—	7.6	—	—

Alternative energy investments:
Owned partnership interests	0.9	19.1	1.5	28.3	4.4	0.2
Biogas project	—	14.7	—	—	—	—
Partnership interest installment sales	18.6	12.9	14.6	8.0	—	—

Bermuda insurance investments	—	20.4	—	20.4	6.7	—

Real estate, venture capital and other investments	0.5	7.9	—	3.8	—	2.0

Total unconsolidated investments	26.0	132.4	26.9	121.0	11.1	2.2
Non-recourse borrowings - Biogas project	(0.2)	(13.8)	—	—	—	—

Net unconsolidated investments	$25.8	$118.6	$26.9	$121.0	$11.1	$2.2

Asset Alliance Corporation - Through various debt, preferred stock and common stock investments Gallagher effectively owns 25% of AAC, a holding company that owns up to 50% of 14 private investment management firms (the Firms). The Firms manage domestic and international investment portfolios for corporations, pension funds and individuals, which totaled approximately $4.4 billion at December 31, 2004. AAC has a proportional interest in the Firms’ revenues that result principally from fees and participation in investment returns from the managed investment portfolios. Gallagher accounts for its holdings in AAC’s common stock using equity method accounting.

During fourth quarter 2002, one of the Firms, Beacon Hill Asset Management LLC (Beacon Hill), withdrew from managing its portfolio due to various legal, contractual and business issues. As a result, AAC wrote down its investment and, correspondingly, Gallagher recorded a $3.0 million pretax charge to reflect its proportional loss. In first quarter 2003, investors in a Beacon Hill investment partnership filed a lawsuit to recover investment losses naming AAC as a co-defendant. In first quarter 2004, this lawsuit was dismissed by the judge without prejudice. The investors had until June 30, 2004 to refile the lawsuit and have done so. Gallagher is unable to estimate the impact, if any, this lawsuit may have on AAC and the resulting impact on Gallagher’s investment value.

Low Income Housing (LIH) Developments - Gallagher’s investments in LIH consist of three components:

Bridge Loans represent early-stage loans on properties that are mainly being developed to qualify for LIH tax credits. The loans are collateralized by the land and buildings under development and carry interest rates ranging from 4.00% to 4.75% at December 31, 2004. The loans are generally outstanding for 12 to 36 months and accrue interest until the projects are refinanced by a purchaser or syndicator. No loan has ever defaulted since Gallagher began making these types of loans in 1996.

Partnership Interests represent Gallagher’s ownership in completed and certified LIH developments. At December 31, 2004, Gallagher owned a limited partnership interest in 26 LIH developments. These are generating tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. These investments are generally accounted for using the effective yield method and are carried at amortized cost. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes. Gallagher has never incurred a loss on a LIH project.

Twelve of the LIH developments have been determined to be variable interest entities (VIE), as defined by FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” but are not required to be consolidated. Gallagher invested in these developments between 1990 and 2000 as a limited partner. At December 31, 2004, total assets and total debt of these developments was approximately $76 million and $60 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was $1.5 million at December 31, 2004, which equaled the net aggregate carrying value of its investments.

LIH Developer represents Gallagher’s 30% ownership interest in the company that is the developer and/or syndicator of most of Gallagher’s LIH development investments. It has been determined to be a VIE but is not required to be consolidated. Gallagher’s original investment was in 1996. The LIH Developer generates revenues from syndication and development fees and 84% of its equity is in cash, cash producing real estate project receivables and bridge loans. Gallagher accounts for this investment using equity method accounting. At December 31, 2004, the LIH Developer had total assets of approximately $28 million and no debt. Gallagher’s maximum exposure to a potential loss from this VIE was $9.2 million at December 31, 2004, which equaled the net carrying value of its investment.

Alternative Energy Investments - Gallagher has made investments in partnerships formed to develop energy that qualifies for tax credits under Internal Revenue Code (IRC) Section 29. There are two types of such investments:

Owned Partnership Interests consist of (i) waste-to-energy (Biomass) partnerships which own the rights to gas emissions (Biogas) from landfills and the wells and infrastructure necessary to capture the Biogas and (ii) synthetic coal (Syn/Coal) partnerships which own and lease equipment that processes qualified fuel under IRC Section 29. Gallagher has an interest in eight Biomass limited partnerships and five Syn/Coal limited partnerships or limited liability companies which generate tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. At December 31, 2004, two of the Syn/Coal limited partnerships are consolidated into Gallagher’s financial statements due to ownership percentage. The remainder of these investments are primarily carried at amortized cost. Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included as a component of the provision for income taxes.

Biogas Projects During first quarter 2003, Gallagher exited from the majority of its investment positions in various venture capital, developmental stage enterprises and turn-arounds and recorded write-offs related to these investments. Since then, Gallagher has pursued recoveries where appropriate. As part of these recovery efforts, during first and second quarters 2004, one of Gallagher’s partially owned Biogas projects (Biogas Project), which was being managed by a turn-around enterprise, was a party in a series of transactions to establish a publicly traded Canadian income trust, which partially funded the Biogas Project. In connection therewith, Gallagher (i) recognized a $2.0 million non-cash gain in first quarter 2004 due to the reversal of a non-cash loss contingency reserve established in first quarter 2003, (ii) received $5.0 million in cash in second quarter 2004 in full repayment of a note receivable from the turn-around enterprise, (iii) recognized a $1.0 million gain in second quarter 2004 when it received cash as payment for accrued interest income related to the note discussed in (ii) above that was written-off in first quarter 2003, and (iv) recognized $0.4 million of interest income in second quarter 2004 when it received cash for the remaining interest due on the note discussed in (ii) above. To finalize the above transactions, during second quarter 2004, Gallagher made an equity investment of $14.0 million in the Biogas Project to fund its operations and make capital improvements to increase Biogas production, which was funded by a $14.0 million non-recourse loan to Gallagher from the turn-around enterprise. Principal and interest payments are only required if, and when, cash distributions are made from the Biogas Project. There is a tri-party right to offset the distributions from the Biogas Project against the obligations under the loan between the Biogas Project, Gallagher and the turn-around enterprise, which makes the loan non-recourse to Gallagher. GAAP thereby requires the investment and related loan be presented gross in Gallagher’s consolidated balance sheet. The $14.0 million investment is accounted for using equity method accounting.

During third quarter 2004, Gallagher recognized a $3.0 million gain when it received cash from the turn-around enterprise as full settlement of unsecured notes receivable that were written-off in first quarter 2003.

At December 31, 2004, Gallagher had an LOC and a funding commitment outstanding totaling $4.6 million related to the reclamation of a Syn/Coal property and a sulphur reduction binder venture.

Seven of the Biomass limited partnerships have been determined to be VIEs but are not required to be consolidated. Gallagher is a limited partner in each investment. The investments were entered into by Gallagher between 1991 and 1998. At December 31, 2004, total assets and total debt of these investments was approximately $89 million and $52 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was $2.4 million at December 31, 2004, which equaled the net aggregate carrying value of its investments.

Effective July 1, 2003, Gallagher adopted FIN 46, which required Gallagher to consolidate one 5% owned Syn/Coal entity due to Gallagher’s economic interest in the entity. The other 95% had been previously sold on the installment sale basis and had substantial residual value to Gallagher. Under the FIN 46 criteria, this investment had been determined to be a VIE and required Gallagher to consolidate this facility into its consolidated financial statements. FIN 46 requires Gallagher to reevaluate each investment at any “triggering event.” On August 6, 2004, Gallagher sold an additional 4% of its remaining 5% ownership to the party that previously owned 95% of the entity, resulting in Gallagher owning a 1% interest in this entity. After considering this sale transaction, it was determined that Gallagher is no longer the primary beneficiary and therefore does not have to consolidate this partially owned entity. The net impact of this investment on Gallagher’s net earnings and stockholders’ equity is the same whether it is accounted for on the consolidated basis or using equity method accounting. The following is a summary of the amounts included in the consolidated statement of earnings for the consolidation of this partially owned entity (in millions):

	Year Ended December 31,
	2004	2003
Investment income - all other	$69.9	$46.4

Investment expenses	67.2	44.1
Depreciation	2.7	2.3

Total expenses	69.9	46.4

Earnings before income taxes	$—	$—

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

Biomass - As part of selling its interests in Biomass partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations. At December 31, 2004, the maximum potential amount of future payments that Gallagher could be required to make under these indemnifications totaled approximately $12.9 million, net of the applicable income tax benefit. Gallagher did not record any liability in its December 31, 2004 consolidated balance sheet for these potential indemnifications.

Syn/Coal - As part of selling its interests in Syn/Coal partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations, and in certain circumstances, subsequently obtained private letter rulings (PLRs) from the Internal Revenue Service (IRS). Gallagher has not recorded any liability in its December 31, 2004 consolidated balance sheet for these potential indemnifications.

On October 29, 2003, the IRS issued Announcement 2003-70 stating that it had completed a review of chemical change issues associated with tax credits claimed under IRC Section 29 relating to the production and sale of synthetic coal (Syn/Coal Credits). It further stated that it would resume the issuance of PLRs concerning Syn/Coal Credits consistent with the guidelines regarding chemical change previously set forth in Revenue Procedures 2001-30 and 2001-34 and certain additional requirements related to sampling, testing and recordkeeping procedures, even though the IRS does not believe the level of chemical change required under that guidance is sufficient for IRC Section 29 purposes. The IRS also stated in the announcement that it would continue to issue PLRs because it recognized that many taxpayers and their investors have relied on the IRS’s long standing PLR practice to make investments. In Announcement 2003-46 issued on June 27, 2003, the IRS had questioned the validity of certain test procedures and results that had been presented to it by taxpayers with interests in synthetic fuel operations as evidence that the required significant chemical change had occurred, and had initiated a review of these test procedures and results which was completed as noted in Announcement 2003-70.

Separately, the Permanent Subcommittee on Investigations of the Government Affairs Committee of the United States Senate (Subcommittee) is conducting an ongoing investigation of potential abuses of tax credits by producers of synthetic fuel under IRC Section 29. The Subcommittee Chairman, in a memorandum updated in May 2004, has stated that the investigation is examining the utilization of Syn/Coal Credits, the nature of the technologies and the fuels created, the use of these fuels, and other aspects of IRC Section 29. The memorandum also states that the investigation will address the IRS’s administration of Syn/Coal Credits.

The effect of these two developments on the synthetic coal industry is not clear. Gallagher is aware that a number of PLRs have been issued since October 29, 2003, and management has participated in an interview with Subcommittee staff. Gallagher continues to believe it is claiming Syn/Coal Credits in accordance with IRC Section 29 and four PLRs previously obtained by Syn/Coal partnerships in which it has an interest. Gallagher understands these PLRs are consistent with those issued to other taxpayers and has received no indication from the IRS that it will seek to revoke or modify them. In that regard, one of the Syn/Coal partnerships in which Gallagher has an interest was under examination by the IRS for the tax year 2000 and in March 2004, Gallagher was notified that the examination was closed without any changes being proposed.

Notwithstanding the foregoing, the IRS is continuing to audit taxpayers claiming Syn/Coal Credits with respect to a variety of issues. The partnerships in which Gallagher has an interest may be audited in the future, and any such audit could adversely affect Gallagher’s ability to claim Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to the prior sale of interests in partnerships claiming Syn/Coal Credits. Furthermore, Syn/Coal Credits have been controversial both politically and administratively, and no assurance can be given that the IRS will not in the future discontinue issuing PLRs, issue administrative guidance adverse to Gallagher’s interests, or support the enactment of legislation to curtail or repeal IRC Section 29. In April 2004, a bill to repeal IRC Section 29 was introduced in the U.S. House of Representatives. It is not expected that this bill will be acted on during the current session of Congress, but a similar bill could be reintroduced in a future session and any such action could potentially result in the curtailment or repeal of Syn/Coal Credits prior to the end of 2007, when the Syn/Coal Credits expire under current law. Similarly, future judicial decisions could adversely affect Gallagher’s ability to claim Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to prior sales of partnership interests.

Gallagher has insurance policies in place, the scope of which Gallagher believes would provide substantial coverage in the event the Syn/Coal Credits are disallowed. While there can be no assurance that such coverage would ultimately be available, if the full amount of the policies were collected, Gallagher’s maximum after-tax exposure at December 31, 2004 relating to the disallowance of the Syn/Coal Credits is as follows (in millions):

	Maximum	Net of Insurance
Tax credits recorded by Gallagher	$160.4	$89.5
Installment sale proceeds subject to indemnification	170.8	27.5
Net carrying value of assets held at December 31, 2004	13.3	13.3

Total exposure	$344.5	$130.3

Bermuda Insurance Investments - These investments consist primarily of a $20 million equity investment (less than 2% ownership) in Allied World Assurance Holdings, Ltd., which is a Bermuda based insurance and reinsurance company founded in 2001 by American International Group, Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co. This investment is carried at cost. The remaining balance of $0.4 million is Gallagher’s rent-a-captive facility, formed in 1997 that Gallagher uses as a placement facility for its insurance brokerage operations. Gallagher has posted $6.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Real Estate, Venture Capital and Other Investments - At December 31, 2004, Gallagher had investments in six real estate ventures with a net carrying value of $4.0 million in the aggregate, none of which was individually in excess of $1.7 million. Gallagher also had investments in five venture capital investments and funds that consisted of various debt and equity investments in development-stage companies and turn-arounds with an aggregate net carrying value of $4.4 million, the largest of which was $3.2 million. Five of the eleven investments discussed above have been determined to be VIEs but are not required to be consolidated. These were originally invested in between 1997 and 2001. At December 31, 2004, total assets and total debt of these five investments were approximately $40 million and $45 million, respectively. Gallagher’s maximum exposure to a potential loss related to these investments was $3.7 million at December 31, 2004, which equaled the net aggregate carrying value of these investments.

Consolidated Investments - Gallagher has an ownership interest in excess of 50% in five investment enterprises, which are consolidated into Gallagher’s consolidated financial statements: two real estate partnerships, an airplane leasing limited liability company and two Syn/Coal facilities.

One real estate partnership represents a 60% investment in a limited partnership that owns the building that Gallagher leases for its home office and several of its subsidiary operations. The other real estate partnership represents an 80% investment in a limited partnership that is developing an 11,000-acre community near Orlando, Florida. Gallagher also owns 90% of an airplane leasing company that leases two cargo airplanes to the French Postal Service. On May 19, 2004, Gallagher purchased a 98% equity interest in a Syn/Coal production facility that had previously been operated by Gallagher through a facility rental agreement. The purchase price was made with an $11.1 million seller financed note payable that is non-recourse to Gallagher. Principal and interest payments are only required when the facility is operating and generating Syn/Coal Credits. During fourth quarter 2003, Gallagher acquired a 99% equity interest in a Syn/Coal facility. Both of these investments are held by Gallagher to generate Syn/Coal Credits.

At December 31, 2003, Gallagher owned 5% of a Syn/Coal facility. Under the FIN 46 rules, this investment had been determined to be a VIE and required Gallagher to consolidate this facility into its consolidated financial statements. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate this investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

The following is a summary of these consolidated investments and the related outstanding LOCs, financial guarantees and funding commitments (in millions):

	December 31, 2004	December 31, 2003	December 31, 2004
			LOCs & Financial Guarantees	Funding Commitments
Home office land and building:
Fixed assets	$101.3	$100.9	$—	$—
Accumulated depreciation	(15.8)	(13.2)	—	—
Non-recourse borrowings - current	(0.9)	(0.8)	—	—
Recourse borrowings - current	—	—	—	—
Non-recourse borrowings - noncurrent	(73.1)	(74.0)	—	—
Recourse borrowings - noncurrent	(3.0)	(3.0)	—	—
Net other consolidated assets and liabilities	2.8	2.2	—	—

Net investment	11.3	12.1	—	—

Florida Community Development:
Fixed assets	60.3	56.0	—	—
Accumulated depreciation	(0.7)	—	—	—
Non-recourse borrowings - current	(17.9)	(10.7)	—	—
Recourse borrowings - current	(17.0)	(17.0)	—	—
Non-recourse borrowings - noncurrent	(0.1)	(0.2)	—	—
Recourse borrowings - noncurrent	(12.4)	(12.4)	—	—
Net other consolidated assets and liabilities	(2.4)	(3.6)	2.7	0.6

Net investment	9.8	12.1	2.7	0.6

Airplane leasing company:
Fixed assets	51.8	51.8	—	—
Accumulated depreciation	(14.1)	(10.5)	—	—
Non-recourse borrowings - current	(2.6)	(2.4)	—	—
Recourse borrowings - current	—	—	—	—
Non-recourse borrowings - noncurrent	(29.9)	(32.5)	—	—
Recourse borrowings - noncurrent	—	—	—	—
Net other consolidated assets and liabilities	—	0.9	—	—

Net investment	5.2	7.3	—	—

Syn/Coal partnerships:
Fixed assets	15.6	35.2	—	—
Accumulated depreciation	(2.8)	(15.0)	—	—
Non-recourse borrowings - current	(2.8)	—	—	—
Recourse borrowings - current	—	—	—	—
Non-recourse borrowings - noncurrent	(7.7)	—	—	—
Recourse borrowings - noncurrent	—	—	—	—
Net other consolidated assets and liabilities	1.6	0.6	—	—

Net investment	3.9	20.8	—	—

Total consolidated investments:
Fixed assets	229.0	243.9	—	—
Accumulated depreciation	(33.4)	(38.7)	—	—
Non-recourse borrowings - current	(24.2)	(13.9)	—	—
Recourse borrowings - current	(17.0)	(17.0)	—	—
Non-recourse borrowings - noncurrent	(110.8)	(106.7)	—	—
Recourse borrowings - noncurrent	(15.4)	(15.4)	—	—
Net other consolidated assets and liabilities	2.0	0.1	2.7	0.6

Net investment	$30.2	$52.3	$2.7	$0.6

As presented in the above table, four of the five consolidated investments have borrowings related to their assets. See Note 16 for a summary of future cash payments, excluding interest, related to the borrowings of Gallagher’s consolidated investments.

At December 31, 2004, Gallagher’s maximum exposure to a potential loss related to these investments is as follows (in millions):

Net carrying value	$30.2
Recourse portion of debt	32.4
LOCs, financial guarantees and funding commitments	3.3

Maximum exposure	$65.9

Impairment Reviews - Gallagher has a management investment committee that meets 10 to 12 times per year to review its investments. For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist, include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

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

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be investment impairments in the future should economic and other conditions change.

Significant components of investment income are as follows (in millions):

	Year Ended December 31,
	2004	2003	2002
Interest - fiduciary	$9.2	$8.5	$10.2
Trading securities:
Interest	0.6	3.3	1.0
Dividends	0.1	1.7	1.8
Net change in unrealized gain (loss)	(0.5)	0.6	0.2
Net realized gain	0.3	1.4	1.6
Other-than-temporary impairments	(0.1)	—	(2.7)
Other realized gains	0.6	—	—
AAC related investments:
Interest	0.9	1.1	1.1
Dividends	0.6	1.1	0.8
Income from equity ownership	2.2	2.9	2.4
Fee income	—	—	2.0
Loss from AAC’s write-down of investment in fund manager	—	—	(3.0)
Gain on sale of portion of minority interest	0.3	—	11.8
LIH developments:
Interest	0.3	0.9	1.4
Income from equity ownership	2.1	0.1	1.3
Other realized gains	0.1	2.1	—
Alternative energy investments:
Interest	1.3	1.4	1.2
Installment gains	45.6	39.0	34.6
Other (loss) income	(0.1)	0.9	0.7
Real estate, venture capital and other investments:
Loss from equity ownership	(0.6)	(0.5)	(0.2)
Realized losses on dispositions and write-downs	(1.3)	(29.1)	(32.4)
Other realized gains (losses)	8.5	—	(0.2)
Income from consolidated investments	52.4	15.6	9.8
Impact of FIN 46 from consolidated investments	69.9	46.4	—
Gains on sales of operations	—	2.5	2.5
Other income	4.0	2.2	3.2

Total investment income	$196.4	$102.1	$49.1

Interest - fiduciary, which represents interest income earned on Gallagher’s cash and cash equivalents, was relatively unchanged in 2004, 2003 and 2002.

Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on trading securities. In 2002, Gallagher incurred $3.0 million of losses for other-than-temporary impairments related to its directly managed securities portfolio that prior to September 2002 was classified as available for sale. The other-than-temporary impairments resulted from a sharp decline in the equity markets during 2002.

Investment income from AAC related investments primarily represents income associated with Gallagher’s debt, preferred stock and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. During 2002, Gallagher recognized a $3.0 million loss through equity method accounting for AAC’s write-down of its investment in Beacon Hill. In addition, Gallagher recognized an $11.8 million gain related to the sale of a portion of its equity position in AAC to an international financial institution and $2.0 million of investment related fees paid to Gallagher for providing letters of credit and financial guarantees to AAC.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher’s equity investment in a LIH Developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments.

Investment income from alternative energy investments primarily relates to installment gains from several sales of Gallagher’s interests in limited partnerships that operate Syn/Coal facilities that occurred in the latter part of 2001, first quarter 2002 and second and third quarters 2004.

Gains (losses) from real estate, venture capital and other investments primarily include realized gains and losses that occurred in the respective years related to write-downs, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2004, Gallagher recognized a net $8.5 million investment gain related to assets written-off or losses incurred in first quarter 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously written-off and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas Project. During 2003, Gallagher recognized $29.1 million of losses related to write-downs and dispositions when it decided to withdraw virtually all continued support for its venture capital investments, except to the limited extent needed to realize value from the remaining assets. Without Gallagher’s support at that time, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher’s investments were then determined to be other-than-temporarily impaired. During 2002, Gallagher recognized $28.8 million of net aggregate write-downs of loans and equity holdings related to its venture capital investments due to a decline in the equity markets and generally poor economic conditions during 2002. Substantially all of these write-downs were recognized in third quarter 2002 when the equity markets were at their lows for the year. In addition, Gallagher incurred a $3.6 million loss in 2002 on the sale of a venture capital investment.

Investment income from consolidated investments includes income related to the Florida Community Development, Gallagher’s home office building, the airplane leasing company and two Syn/Coal facilities. Investment income related to the Florida Community Development in 2004, 2003 and 2002 was $10.1 million, $5.0 million and $2.2 million, respectively, and primarily relates to sales of lots. Total expenses, including interest and depreciation expenses, relating to this income were $12.6 million, $6.1 million and $2.6 million in 2004, 2003 and 2002, respectively. Rental income of the home office building was $6.6 million, $6.8 million and $7.2 million in 2004, 2003 and 2002, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $6.6 million, $6.6 million and $7.5 million in 2004, 2003 and 2002, respectively. In 2004, 2003 and 2002, rental income of the airplane leasing company was $3.4 million, $3.2 million and $1.9 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $4.9 million, $5.0 million and $3.4 million, respectively. In 2004 and 2003, income from the Syn/Coal facilities were $31.9 million and $1.0 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $61.2 million and $15.9 million in 2004 and 2003, respectively. There was no income or expense from the Syn/Coal operations in 2002. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004, which resulted in the 2004 increases in Syn/Coal related income and expenses.

Investment income from consolidated investments for 2004 was also impacted by the adoption of FIN 46. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to July 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized both investment income and expenses of $69.9 million and $46.4 million in 2004 and 2003, respectively, related to the consolidation of the Syn/Coal partnership. During 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

Gains on sales of operations primarily represent gains from the dispositions of branch operations. Gallagher disposed of one operation in each of 2003 and 2002. The net assets sold and the operating results included in the consolidated statement of earnings related to these operations were not material to the consolidated financial statements.

4. Business Combinations

During 2004, Gallagher acquired substantially all the net assets of the following insurance brokerage firms (eighteen asset purchases and one stock purchase) in exchange for its common stock and/or cash. These acquisitions have been accounted for as business combinations (in millions except share data):

Name and Effective Date of Acquisitions	Common Shares Issued	Common Share Value	Cash Paid	Accrued Payable	Escrow Deposited	Recorded Purchase Price	Earnout Payable
	(000s)
Risk Management Partners Ltd.
January 1, 2004	—	$—	$2.5	$2.5	$—	$5.0	$—
Roberts & Eastland, LLC
February 1, 2004	5	0.2	1.3	—	0.2	1.7	0.8
Persac Insurance Agency
February 1, 2004	7	0.2	1.8	—	0.2	2.2	1.0
R. P. O’Brien & Co., Inc.
February 1, 2004	28	0.8	1.8	—	0.1	2.7	0.6
The Romine Group, Inc.
February 1, 2004	252	7.3	—	—	0.8	8.1	2.5
Don Laster Agency, Inc.
March 1, 2004	46	1.4	0.8	—	0.2	2.4	1.5
B&P International Insurance Brokerage LLC (B&P)
March 1, 2004	—	—	7.6	—	0.4	8.0	5.8
Edwin M. Rollins, Inc.
April 1, 2004	—	—	5.6	0.7	—	6.3	2.8
Burch, Marcus, Pool, Krupp, Daniel & Babineaux, Inc. (BMP)
May 1, 2004	111	2.5	7.2	—	1.1	10.8	3.3
Specialty Advisory Services, Inc.
May 1, 2004	43	1.1	1.2	—	0.2	2.5	1.5
Johnsey Insurance Agency, Inc. (JIA)
July 1, 2004	359	9.8	—	—	1.1	10.9	4.3
Health Care Insurers, Inc.
August 1, 2004	45	1.2	0.8	—	0.2	2.2	1.8
Strategix, Inc.
September 1, 2004	116	3.2	1.3	—	0.5	5.0	1.2
Sheridan Insurance Group (SIG)
September 1, 2004	170	4.9	3.5	—	0.5	8.9	5.7
BenefitPort Northwest (BPN)
October 1, 2004	—	—	15.4	—	—	15.4	7.0
I. Arthur Yanoff & Co. Ltd. (IAY)
October 1, 2004	—	—	26.4	—	2.3	28.7	—
The Kooper Group, Inc. (TKG)
November 1, 2004	—	—	28.8	—	2.5	31.3	—
IGroup, Inc.
December 1, 2004	16	0.4	0.1	—	0.1	0.6	1.0
FPE Insurance Brokers Pty Ltd.
December 1, 2004	—	—	1.1	—	—	1.1	0.4

	1,198	$33.0	$107.2	$3.2	$10.4	$153.8	$41.2

Common shares exchanged in connection with these acquisitions were valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits that are returned to Gallagher as a result of adjustments to net assets acquired are recorded as downward adjustments to goodwill when the escrows are settled. The earnout payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates because they are not fixed and determinable. Future payments made under these arrangements, if any, will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2004 related to Gallagher’s 2002, 2003 and 2004 acquisitions was $81.9 million.

During 2004, Gallagher paid $2.3 million in cash related to earnout obligations of three acquisitions made prior to 2004 and recorded additional goodwill and expiration lists of $1.8 million and $0.5 million, respectively.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations, and for seven of the 2004 acquisitions, as adjusted for the allocations based on valuations Gallagher received from qualified independent appraisers (in millions):

	B&P	BMP	JIA	SIG	BPN	IAY	TKG	Twelve Other Acquisitions	Total
Current assets	$4.9	$2.6	$1.8	$0.3	$2.2	$19.2	$0.1	$12.8	$43.9
Fixed assets	0.1	—	0.5	0.1	0.7	0.1	0.3	0.1	1.9
Goodwill	1.8	5.6	3.5	5.3	5.6	11.8	22.6	16.5	72.7
Expiration lists	5.6	4.7	6.0	3.1	8.3	8.5	15.5	18.8	70.5
Non-compete agreements	0.3	0.2	1.0	0.1	0.5	2.3	1.7	3.6	9.7

Total assets acquired	12.7	13.1	12.8	8.9	17.3	41.9	40.2	51.8	198.7

Current liabilities	4.7	2.3	1.9	—	1.4	13.2	1.8	12.0	37.3
Noncurrent liabilities	—	—	—	—	0.5	—	7.1	—	7.6

Total liabilities assumed	4.7	2.3	1.9	—	1.9	13.2	8.9	12.0	44.9

Total net assets acquired	$8.0	$10.8	$10.9	$8.9	$15.4	$28.7	$31.3	$39.8	$153.8

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated within the Brokerage segment to goodwill, expiration lists and non-compete agreements in the amounts of $72.7 million, $70.5 million and $9.7 million, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments.

Expiration lists and non-compete agreements related to these acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of 10 to 15 years and 5 to 6 years, respectively. Goodwill is not amortized, but is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 Brokerage segment acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. No such indicators were noted in 2003. Of the $70.5 million of expiration lists and $9.7 million of non-compete agreements related to the 2004 acquisitions, $10.9 million and $1.2 million, respectively, are not expected to be deductible for income tax purposes. Accordingly, Gallagher recorded a deferred tax liability of $4.8 million, and a corresponding amount of goodwill, in 2004 related to the nondeductible amortizable assets. This amount has not been included in the above table.

Gallagher’s consolidated financial statements for the year ended December 31, 2004 include the operations of these companies from the date of their respective acquisition. The following is a summary of the unaudited pro forma historical results, as if these purchased entities had been acquired at January 1, 2003 (in millions, except per share data):

	Year Ended December 31,
	2004	2003
Total revenues	$1,528.5	$1,341.8
Net earnings	195.1	153.9
Basic net earnings per share	2.12	1.69
Diluted net earnings per share	2.05	1.63

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2003, nor is it necessarily indicative of future operating results.

5. Fixed Assets

Major classes of fixed assets consist of the following (in millions):

	December 31,
	2004	2003
Furniture and equipment	$161.1	$137.9
Buildings and improvements	103.0	97.2
Land and improvements	54.6	59.3
Airplanes of consolidated leasing company	51.8	51.8
Leasehold improvements	30.5	26.9
Syn/Coal equipment	15.6	35.2

	416.6	408.3
Accumulated depreciation	(157.6)	(142.1)

Net fixed assets	$259.0	$266.2

6. Intangible Assets

Major classes of amortizable intangible assets consist of the following (in millions):

	December 31,
	2004	2003
Expiration lists	$162.5	$84.1
Accumulated amortization - expiration lists	(25.1)	(12.1)

	137.4	72.0

Non-compete agreements	26.1	16.9
Accumulated amortization - non-compete agreements	(8.3)	(4.3)

	17.8	12.6

Net amortizable assets	$155.2	$84.6

Estimated aggregate amortization expense for each of the next five years is as follows:

2005	$20.8
2006	20.0
2007	19.3
2008	17.4
2009	15.3

Total	$92.8

The changes in the carrying amount of goodwill for 2004 are as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Balance as of January 1, 2004	$129.7	$8.6	$—	$138.3
Goodwill acquired during the year	78.3	0.6	—	78.9
Adjustments related to independent appraisals and other purchase accounting adjustments	1.8	0.3	—	2.1
Goodwill written-off related to sales of business units and impairment reviews during the year	(0.3)	—	—	(0.3)

Balance as of December 31, 2004	$209.5	$9.5	$—	$219.0

7. Credit and Other Debt Agreements

On July 21, 2003, Gallagher entered into a $250.0 million unsecured revolving credit agreement (Credit Agreement), which expires on July 20, 2006, with a group of ten financial institutions. The Credit Agreement provides for a revolving credit commitment of up to $250.0 million. In addition, the Credit Agreement provides for the issuance of standby LOCs, which are limited to $75.0 million in the aggregate. The issuance of such LOCs reduces the amount of net funds available for future borrowing under the Credit Agreement. At January 19, 2005, $38.1 million of LOCs (of which Gallagher has $19.9 million of liabilities recorded as of December 31, 2004) were outstanding under the Credit Agreement, which primarily related to Gallagher’s investments as discussed in Notes 3 and 16 to the consolidated financial statements. There were no borrowings outstanding under the revolving credit commitment at December 31, 2004. Accordingly, as of January 19, 2005, $211.9 million remained available for potential borrowings, of which $36.9 million may be in the form of additional LOCs. Interest rates on borrowings under the Credit Agreement are based on the prime commercial rate or LIBOR plus .575%, .800% or 1.000%, the determination of which is dependent on a financial leverage ratio maintained by Gallagher. The annual facility fee related to the Credit Agreement is either .125%, .150% or .200% of the used and unused portions, the determination of which is also dependent on a financial leverage ratio maintained by Gallagher. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2004. The following is a summary of Gallagher’s Credit Agreement and investment related debt (in millions):

	December 31,
	2004	2003
Corporate related borrowings:
Gallagher’s Credit Agreement:
Periodic payments of interest and principal, prime or LIBOR plus up to 1.00%, expires July 2006	$—	$—

Investment related borrowings:
Mortgage loan on Gallagher’s home office:
Monthly installments of principal and interest, fixed rate of 8.35%, 30 year amortization, balloon payment 2008, subject to prepayment provisions	77.0	77.8
Line of credit facility on Florida Community Development:
Permits borrowings up to $17.0 million, quarterly interest-only payments, variable rate of LIBOR plus 2.00%, expires 2005	17.0	17.0
Line of credit facility on Florida Community Development:
Permits borrowings up to $20.0 million, monthly interest-only payments, rate of prime plus 0.50%, expires 2005	17.7	4.8
Bonds payable on Florida Community Development:
Monthly interest-only payments through 2010, variable rate based on commercial paper rate, balloon payment 2010	12.4	12.4
Mortgage loan on Florida Community Development:
Monthly installments, fixed rate of 8.00%, paid in full in 2004	—	5.6
Equipment loans on Florida Community Development:
Fixed monthly payments, fixed rates of 6.25% and 7.00%, expire 2005 and 2008	0.3	0.5
Loan on airplanes leased to French Postal Service:
Monthly principal and interest payments, variable rate of LIBOR plus 1.62%, balloon payment 2006	32.5	34.9
Loan on investment in Biogas project:
Monthly principal and interest payments, fixed rate of 15.00%, subject to prepayment provisions	14.0	—
Syn/Coal facility purchase note:
Quarterly variable principal and interest payments, fixed rate of 7.00%	10.5	—

	$181.4	$153.0

See Note 16 for additional discussion on commitments and contingencies.

8. Capital Stock and Stockholders’ Rights Plan

Capital Stock - The table below summarizes certain information about Gallagher’s capital stock at December 31, 2004 and 2003 (in millions, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1
Common stock	$1.00	400

Stockholders’ Rights Plan - Non-voting Rights, authorized by the Board of Directors on March 10, 1987 and approved by stockholders on May 12, 1987, are outstanding on each share of Gallagher’s outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007, and was amended again on March 19, 2004 to increase the exercise price from $25 to $55. Under certain conditions, each Right may be exercised to purchase one share of common stock at the exercise price. The Rights become exercisable and transferable upon the earlier of (a) the tenth business day after a person or group (as defined) has acquired 20% or more of the common stock or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group has commenced or publicly announced an intention to commence a tender offer or exchange offer which would result in such person or group acquiring 20% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $110 of market value of common stock of the surviving company for the $55 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the earlier of (a) or (b) above.

9. Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share (in millions, except per share data):

	Year Ended December 31,
	2004	2003	2002
Net earnings	$188.5	$146.2	$129.9

Weighted average number of common shares outstanding	91.5	90.0	87.3
Dilutive effect of stock options using the treasury stock method	3.0	3.3	4.6

Weighted average number of common and common equivalent shares outstanding	94.5	93.3	91.9

Basic net earnings per share	$2.06	$1.63	$1.49
Diluted net earnings per share	1.99	1.57	1.41

Options to purchase 1.9 million, 2.0 million and 0.3 million shares of common stock were outstanding at December 31, 2004, 2003 and 2002, but were not included in the computation of the dilutive effect of stock options for the year then ended. These options were excluded from the computation because the options’ exercise prices were greater than the average market price of the common shares during the respective period and, therefore, would be antidilutive to earnings per share under the treasury stock method.

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

In addition, Gallagher has a non-employee directors’ stock option plan, which currently authorizes 1,925,000 shares for grant, with Discretionary Options granted at the direction of the Compensation Committee of the Board of Directors (the Compensation Committee) and Retainer Options granted in lieu of the directors’ annual retainer. Discretionary Options shall be exercisable at such rates as shall be determined by the Compensation Committee on the date of grant. Retainer Options shall be cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. The excess of fair value at the date of grant over the option price for these nonqualified stock options is considered compensation and is charged against earnings ratably over the vesting period.

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

For purposes of the pro forma disclosures in Note 1 and for the expense recognition in 2004 and 2003, the estimated fair values of the stock option grants are amortized to expense over the options’ expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2004	2003	2002
Expected dividend yield	3.0%	2.8%	3.0%
Expected risk-free interest rate	4.2%	4.1%	3.8%
Volatility	26.7%	26.9%	26.1%
Expected life (in years)	6.8	6.9	6.0

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher’s employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during 2004, 2003 and 2002, as determined on the grant date using the Black-Scholes option valuation model, was $6.90, $6.38 and $5.06, respectively.

The following is a summary of Gallagher’s stock option activity and related information (in millions, except exercise price data):

	Year Ended December 31,
	2004		2003		2002
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Beginning balance	15.0	$18.59	14.4	$16.05	14.1	$13.63
Granted	3.2	29.89	2.9	24.99	2.3	24.30
Exercised	(2.2)	10.36	(2.1)	9.44	(1.9)	8.16
Canceled	(0.3)	21.22	(0.2)	21.00	(0.1)	17.15

Ending balance	15.7	$22.00	15.0	$18.59	14.4	$16.05

Exercisable at end of year	5.1		5.2		5.1

Options with respect to 7.8 million shares were available for grant at December 31, 2004.

Other information regarding stock options outstanding and exercisable at December 31, 2004 is summarized as follows (in millions, except exercise price data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.11 - $ 18.50	5.0	3.38	$11.82	2.9	$11.15
18.97 - 24.90	4.5	7.88	23.87	1.0	23.52
24.99 - 29.42	5.0	8.18	27.91	0.9	26.50
29.56 - 36.94	1.2	8.35	32.50	0.3	33.01

$ 1.11 - $ 36.94	15.7	6.59	$22.00	5.1	$17.47

11. Deferred Compensation

Gallagher has a Deferred Equity Participation Plan, which is a non-qualified plan that provides for distributions to certain key executives of Gallagher upon their normal retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock, in an amount approved by the Compensation Committee, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan may not normally be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions from the plan, except for accumulated non-invested dividends, are made in the form of Gallagher’s common stock.

On March 18, 2004, March 20, 2003 and March 21, 2002, Gallagher contributed $4.6 million, $4.4 million and $4.0 million, respectively, to the plan through the issuance of 142,000, 169,000 and 122,000 shares, respectively, of Gallagher’s common stock. The Gallagher common stock that is issued under the plan to the rabbi trust is valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation is classified as a contra equity amount. The unearned deferred compensation balance is shown as a reduction of stockholders’ equity in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants does not have any impact on Gallagher’s consolidated financial statements. During 2004, 2003 and 2002, $1.7 million, $1.4 million and $0.9 million, respectively, were charged to compensation expense related to this plan.

12. Restricted Stock Awards

On June 1, 2003, Gallagher adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, Gallagher is authorized to issue 4.0 million shares of Gallagher common stock. The Compensation Committee is responsible for the administration of the plan. Each award granted under the plan represents a right of the holder of the award to receive shares of Gallagher common stock, cash or a combination of shares and cash, subject to the holder’s continued employment with Gallagher for a period of time after the date the award is granted. The Compensation Committee shall determine each recipient of an award under the plan, the number of shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in an award agreement between Gallagher and the recipient of the award. As discussed in the paragraph below, 65,000 shares of restricted stock awards were granted under this plan in 2004. No restricted stock awards were granted under this plan in 2003. Accordingly, as of December 31, 2004, 3.9 million shares are available for grant under this plan.

On March 18, 2004, March 20, 2003 and March 21, 2002, Gallagher granted 29,000, 275,000 and 274,000 shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $0.9 million, $7.2 million and $9.0 million, respectively, as of those dates. Also, on March 18, 2004, Gallagher granted restricted stock awards of 36,000 shares in the aggregate of its common stock to its Chief Executive Officer and four other Corporate Officers, with an aggregate fair value of $1.2 million as of that date. On March 20, 2003, Gallagher granted restricted stock awards of 27,000 shares in the aggregate of its common stock to its Chief Executive Officer and one other Corporate Officer, with an aggregate fair value of $0.7 million as of that date. Also, on March 31, 2002, Gallagher granted, to its Chief Executive Officer, a restricted stock award of 32,000 shares of Gallagher common stock with an aggregate fair value of $1.0 million as of that date. Substantially all of the 2003 and 2004 restricted stock awards vest over a two-year period (19,000 shares of the 2004 grant vest over a one-year period), primarily at the rate of 50% per year beginning on March 31, 2004 and 2005, respectively. All of the 2002 restricted stock awards vest over a three-year period at the rate of 33 1/3% per year beginning on March 31, 2003. Gallagher accounts for restricted stock at historical cost which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of stockholders’ equity, which will be ratably charged to compensation expense over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants does not have any impact on Gallagher’s consolidated financial statements. During 2004, 2003 and 2002, $8.3 million, $6.2 million and $2.5 million, respectively, were charged to compensation expense related to restricted stock awards granted in 2002 to 2004.

13. Employee Stock Purchase Plan

Effective July 1, 2003, Gallagher adopted an employee stock purchase plan (ESPP) under which the sale of 4.0 million shares of Gallagher’s common stock has been authorized. Eligible employees may contribute up to 15% of their compensation towards the quarterly purchase of Gallagher’s common stock. The employees’ purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may annually purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period of each calendar year). Gallagher issued 0.3 million shares of common stock in the aggregate under the ESPP during 2004. These shares were issued as of the end of first, second, third and fourth quarters 2004, to employees who participated in the ESPP during those quarters at an aggregate purchase price of $2.7 million, or $27.16 per share, $2.1 million, or $25.88 per share, $1.8 million, or $25.85 per share and $1.6 million, or $27.63 per share, respectively. Effective as of the end of third and fourth quarters 2003, Gallagher issued 0.1 million shares of common stock each quarter to employees who participated in the ESPP during those quarters at an aggregate purchase price of $1.8 million, or $22.89 per share, and $1.9 million, or $24.71 per share, respectively. Currently, there are 3.5 million shares reserved for future issuance. During 2004 and 2003, $1.4 million and $0.7 million was charged to compensation expense related to the common stock issued under the ESPP.

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

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2004	2003
Change in pension benefit obligation:
Benefit obligation at beginning of year	$153.7	$123.3
Service cost	17.2	14.5
Interest cost	10.0	8.5
Plan amendments	—	—
Net actuarial loss	17.5	9.6
Benefits paid	(2.7)	(2.2)

Benefit obligation at end of year	$195.7	$153.7

Change in plan assets:
Fair value of plan assets at beginning of year	$115.8	$82.7
Actual return on plan assets	11.4	17.6
Contributions by Gallagher	12.5	17.7
Benefits paid	(2.7)	(2.2)

Fair value of plan assets at end of year	$137.0	$115.8

Funded status of the plan (underfunded)	$(58.7)	$(37.9)
Unrecognized net actuarial loss	29.5	13.2
Unrecognized prior service cost	2.7	3.0
Unrecognized transition obligation	0.1	0.2

Net amount recognized	$(26.4)	$(21.5)

The components of the net periodic pension benefit cost for the plan consists of the following (in millions):

	Year Ended December 31,
	2004	2003	2002
Service cost - benefits earned during the year	$17.2	$14.5	$11.4
Interest cost on benefit obligation	10.0	8.5	7.6
Expected return on plan assets	(10.2)	(7.5)	(6.5)
Amortization of prior service cost	0.3	0.3	0.3
Amortization of net actuarial loss	—	0.4	—
Amortization of transition obligation	0.1	0.1	0.1

Net periodic benefit cost	$17.4	$16.3	$12.9

The following is information for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31,
	2004	2003
Projected benefit obligation	$195.7	$153.7
Accumulated benefit obligation	151.4	118.5
Fair value of plan assets	137.0	115.8
The following weighted average assumptions were used at December 31 in determining the plan’s pension benefit obligation:
	December 31,
	2004	2003
Discount rate	6.00%	6.50%
Weighted average rate of increase in future compensation levels	6.10%	6.10%

The following weighted average assumptions were used at January 1 in determining the plan’s net periodic pension benefit cost:
	Year Ended December 31,
	2004	2003
Discount rate	6.50%	6.75%
Weighted average rate of increase in future compensation levels	6.10%	6.20%
Expected long-term rate of return on assets	8.50%	8.50%

The following is a summary of the plan’s weighted average asset allocations at December 31 by asset category:
	December 31,
Asset Category	2004	2003
Equity securities	56.0%	59.0%
Debt securities	37.0%	32.0%
Real estate	7.0%	9.0%

Total	100.0%	100.0%

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plan (in millions):

2005	$2.9
2006	3.3
2007	3.9
2008	4.9
2009	5.8
Years 2010 to 2014	49.1

Plan assets are invested in various pooled separate accounts under a group annuity contract managed by a life insurance carrier. The plan’s investment policy provides that investments shall be allocated in a manner designed to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with risk, and to comply with the Employee Retirement Security Act of 1974 (ERISA) by investing the funds in a manner consistent with ERISA’s fiduciary standards. Gallagher expects to contribute between $10.0 million and $20.0 million to the plan in 2005, subject to the maximum tax deductible contribution that is allowed under the IRC.

Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher’s matching contributions (up to a maximum of 2.5% of eligible compensation in 2004; in 2003 and 2002 the maximum was 2.0% of eligible compensation) are at the discretion of Gallagher’s Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $8.7 million, $6.5 million, and $5.3 million in 2004, 2003 and 2002, respectively. Gallagher also has a nonqualified deferred compensation plan for certain employees who, due to Internal Revenue Service rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher’s matching contributions to this plan are also at the discretion of Gallagher’s Board of Directors. Gallagher contributed $0.9 million, $0.6 million and $0.4 million to the plan in 2004, 2003 and 2002, respectively. The fair value of the plan’s assets at December 31, 2004 and 2003, respectively, including employee contributions and investment earnings thereon, was $39.7 million and $27.5 million, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheet.

Gallagher also has a foreign defined contribution plan that provides for basic contributions by Gallagher and voluntary contributions by employees resident in the United Kingdom, which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $5.3 million in 2004, $4.1 million in 2003 and $4.3 million in 2002.

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

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2004	2003
Change in postretirement benefit obligation:
Benefit obligation at beginning of year	$7.3	$6.2
Service cost	—	—
Interest cost	0.5	0.4
Net actuarial loss	—	1.0
Benefits paid	(0.2)	(0.3)

Benefit obligation at end of year	$7.6	$7.3

Change in plan assets:
Fair value of plan assets at beginning and end of year	$—	$—

Funded status of the plan (underfunded)	$(7.6)	$(7.3)
Unrecognized net actuarial gain	(4.0)	(4.3)
Unrecognized prior service cost	—	—
Unrecognized transition obligation	4.1	4.6

Net amount recognized	$(7.5)	$(7.0)

The components of the net periodic postretirement benefit cost include the following (in millions):

	Year Ended December 31,
	2004	2003	2002
Service cost - benefits earned during the year	$—	$—	$—
Interest cost on benefit obligation	0.5	0.4	0.4
Amortization of transition obligation	0.5	0.5	0.5
Amortization of net actuarial gain	(0.3)	(0.4)	(0.4)

Net periodic benefit cost	$0.7	$0.5	$0.5

The discount rate used to measure the postretirement benefit obligation was 6.00% at December 31, 2004 and 6.50% at December 31, 2003. The discount rate used to measure the net periodic postretirement benefit cost at January 1 was 6.50% for 2004 and 6.75% for 2003. The transition obligation is being amortized over a 20-year period.

The following assumed healthcare cost trend rates were used at December 31 in determining the plan’s postretirement benefit obligation:

	December 31,
	2004	2003
Healthcare cost trend rate assumed for next year	8.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.50%	4.50%
Year the rate reaches the ultimate trend rate	2009	2009

The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in millions):

	One Percentage Point
	Increase	Decrease
Effect on the net periodic postretirement benefit cost in 2004	$0.1	$(0.1)
Effect on the postretirement benefit obligation at December 31, 2004	0.8	(0.7)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plan (in millions):

2005	$0.5
2006	0.5
2007	0.5
2008	0.6
2009	0.6
Years 2010 to 2014	2.9

In December 2003, the President of the United States signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. FSP 106-2 provides guidance on accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. This FSP also requires employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. This FSP is effective for the first interim or annual period beginning after July 1, 2004 and supersedes FSP 106-1, which permitted a sponsor of a postretirement heath care plan that provides drug benefits to make a one-time election to defer accounting for the effects of the Act. In accordance with FSP 106-1, Gallagher elected to defer accounting for the effects of the Act and as such, any measures of the postretirement benefit obligation or net periodic postretirement benefit cost in the consolidated financial statements do not reflect the effects of the Act.

The transition method outlined in FSP 106-2 requires public companies to conclude whether the enactment of the Act was a “significant event” pursuant to SFAS 106, “Employers Accounting for Postretirement Benefits Other than Pensions.” If the enactment of the Act was not a significant event, its effects should be incorporated at the next measurement date pursuant to SFAS 106 following the first interim or annual period beginning after July 1, 2004. Gallagher has not yet determined whether the prescription drug benefit provided to plan participants is the actuarial equivalent to Medicare Part D, but does not believe that the effect of the Act will be material to its consolidated financial statements. Gallagher will adopt the provisions of FSP 106-2 at the Plan’s next measurement date, which will occur in 2005.

16. Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments. See Notes 3 and 7 for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2004 are as follows (in millions):

	Payments Due by Period
Contractual Obligations	2005	2006	2007	2008	2009	Thereafter	Total
Credit Agreement	$—	$—	$—	$—	$—	$—	$—
Investment related borrowings:
Florida Community Development debt	34.8	0.1	0.1	—	—	12.4	47.4
Home office mortgage loan	0.9	0.9	1.1	74.1	—	—	77.0
Airplane leasing company debt	2.6	29.9	—	—	—	—	32.5
Biogas project loan	0.2	0.2	0.2	0.2	0.2	13.0	14.0
Syn/Coal facility purchase note	2.8	3.3	3.5	0.9	—	—	10.5

Total debt obligations	41.3	34.4	4.9	75.2	0.2	25.4	181.4
Operating lease obligations	51.9	46.9	40.9	34.0	27.6	38.7	240.0
Net Syn/Coal purchase commitments	7.9	3.7	3.0	—	—	—	14.6
Outstanding purchase obligations	0.2	—	—	—	—	—	0.2

Total contractual obligations	$101.3	$85.0	$48.8	$109.2	$27.8	$64.1	$436.2

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $250.0 million Credit Agreement it uses to post LOCs and from time-to-time borrow to supplement operating cash flows. At January 19, 2005, $38.1 million of LOCs (of which Gallagher has $19.9 million of liabilities recorded as of December 31, 2004) were outstanding under the Credit Agreement, which primarily related to Gallagher’s investments as discussed in Notes 3 and 16. There were no borrowings outstanding under the Credit Agreement at December 31, 2004. Accordingly, as of January 19, 2005, $211.9 million remained available for potential borrowings, of which $36.9 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 7 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3 to the consolidated financial statements, at December 31, 2004, the accompanying balance sheet includes $181.4 million of borrowings related to Gallagher’s investment related enterprises of which $32.4 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $57.9 million in 2004, $53.7 million in 2003 and $49.9 million in 2002.

With respect to the home office building, the property is leased to Gallagher and non-Gallagher tenants under operating leases that expire at various dates over the next three years. In the normal course of business, Gallagher expects that the leases will be renewed or replaced. The following is a summary of the minimum future rentals to be received from non-Gallagher tenants on noncancelable operating leases as of December 31, 2004 (in millions):

Year	Amount
2005	$4.7
2006	4.2

Total	$8.9

Charges for real estate taxes and common area maintenance are adjusted annually based on actual expenses, and the related revenues are recognized in the year in which the expenses are incurred. These amounts are not included in the minimum future rentals to be received in the table above.

Net Syn/Coal Purchase Commitments - Gallagher has interests in two Syn/Coal facilities that it consolidates. See Note 3 to the consolidated financial statements for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and Syn/Coal sales agreements. These agreements terminate immediately in the event the Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2004. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2004 are as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts Committed
Off-Balance Sheet Commitments	2005	2006	2007	2008	2009	Thereafter
Investment related:
Letters of credit	$—	$—	$—	$—	$—	$11.3	$11.3
Financial guarantees	—	—	—	—	—	2.5	2.5
Funding commitments	0.8	—	2.0	—	—	—	2.8

	0.8	—	2.0	—	—	13.8	16.6
Operations related:
Letters of credit	1.6	—	—	—	—	5.3	6.9

Total commitments	$2.4	$—	$2.0	$—	$—	$19.1	$23.5

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Note 3 for a discussion of Gallagher’s outstanding LOCs, financial guarantees and funding commitments. All but one of the LOCs represent multiple year commitments but all have annual, automatic renewing provisions and are classified by the latest commitment date.

During the period from January 1, 2002 to December 31, 2004, Gallagher acquired 43 companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2004 acquisitions are disclosed in Note 3 to the consolidated financial statements. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2004 related to Gallagher’s 2002, 2003 and 2004 acquisitions was $81.9 million.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher’s consolidated balance sheet at December 31, 2004 and 2003. The December 31, 2004 and 2003 balance sheets of several of these unconsolidated investments contain outstanding debt, which is also not required to be included in Gallagher’s consolidated balance sheet.

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

Gallagher’s commitments associated with outstanding letters of credit (LOCs), financial guarantees and funding commitments at December 31, 2004 are as follows (all dollar amounts in table and related footnotes are in millions):

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure		Liability Recorded
Tax advantaged investments
“Reclamation” collateral (LOC) for land owned by Gallagher - expires after 2009	(1)	None	$4.4		$—
Trigger - Activities cease and Gallagher does not proceed with the reclamation process

Funding commitment to a sulphur reduction binder venture - expires 2005	None	None	0.2		—
Trigger - Agreed conditions met

Real estate, venture capital and other
Credit support (LOC) for investee’s mortgage on hotel - expires after 2009	None	None	0.5		0.5
Trigger - Investee defaults on mortgage

Funding commitments to two funds - expires 2006	None	None	2.0		—
Trigger - Agreed conditions met

Investments accounted for on a consolidated basis
Credit support (LOC) for Gallagher’s corporate headquarters building mortgage - expires 2005	None	None	3.0		3.0
Trigger - Manager (partial owner) defaults on mortgage payment

Credit support (1 LOC and 2 guarantees) for Florida Community Development bonds, water reclamation facility obligation and line of credit used for project development - expires 2005 through 2032	(2)	(3)	32.1	(4)	29.4
Trigger - Florida Community Development defaults on payments

Funding commitment to Florida Community Development - expires 2005	None	None	0.6		—
Trigger - Agreed conditions met
Other
Credit support (LOC) for deductibles due by Gallagher on its own insurance coverages - expires after 2009	None	None	5.5		4.0
Trigger - Gallagher does not reimburse the insurance company for deductibles the insurance company advances on behalf of Gallagher

Credit support (LOC) for deductibles due by a client of Gallagher on the client’s insurance plan - expires after 2009	(5)	Outstanding guarantee multiplied by the current prime interest rate	3.8		—
Trigger - Client does not fund its deductibles

Credit enhancement (LOC) for Gallagher’s Bermuda captive insurance operation to meet minimum statutory capital requirements - expires after 2009	(6)	Reimbursement of LOC fees	3.7		—
Trigger - Dissolution or catastrophic financial results of the operation

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure		Liability Recorded
Other (continued)
Credit support (2 LOCs) for clients’ claim funds held by Gallagher’s Bermuda captive insurance operation in a fiduciary capacity - expires after 2009	None	Reimbursement of LOC fees	3.0		—
Trigger - Investments fall below prescribed levels

Credit support (LOC) for Gallagher’s subsidiary’s line of credit - expires 2005	None	None	1.6		—
Trigger - Subsidiary defaults on its payments

			$60.4	(7)	$36.9

(1)	The land.
(2)	The property.
(3)	Retroactive, annual, cumulative fee of 10% of the guarantees. The LOC has a fee of $0.8 plus an interest rate differential.
(4)	Plus interest and collection expenses on $17.0 of the total.
(5)	Lien on real property with an appraised value of approximately $11.4.
(6)	The majority owners of the operation pledge their percentage ownership portion of any draw.
(7)	See page F - 16 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations for an analysis of the Off-Balance Sheet Commitments.

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

As more fully described in Notes 3 and 7, at December 31, 2004, Gallagher had LOCs, financial guarantees and funding commitments related to its investments.

Litigation - Gallagher is engaged in various legal actions incident to the nature of its business. Management is of the opinion that none of the litigation will have a material effect on Gallagher’s consolidated financial position or operating results. In October 2000, Headwaters Incorporated (Headwaters) filed a complaint against Gallagher’s financial services subsidiary in the Fourth District Court for the State of Utah (Headwaters Incorporated v. AJG Financial Services, Inc., Case No. 000403381) alleging that Gallagher’s subsidiary had failed to make payments and to perform other obligations under a technology license. Gallagher’s subsidiary had entered into this agreement with Headwaters in connection with Gallagher’s investment in the synthetic fuel industry. In its answer to the complaint, Gallagher’s financial services subsidiary asserted counterclaims against Headwaters. The trial began on January 11, 2005. Headwaters is seeking damages in the amount of $140 million as well as a declaratory judgment that payments would be owing on future synfuel production through the end of 2007. Gallagher’s counterclaims seek damages of $71 million. If determined adversely to the subsidiary on substantially all claims and for a substantial amount of the damages asserted, the lawsuit could have a material adverse effect on Gallagher. While Gallagher’s management continues to believe the plaintiff’s claims lack merit, the outcome of this trial cannot be predicted.

Private parties have also filed civil litigation against Gallagher under a variety of legal theories relating, among other things, to broker compensation practices. As previously reported, Gallagher is a defendant in a purported class action (Village of Orland Hills v. Arthur J. Gallagher & Co., Case No. 00 CH 13855, pending in the Circuit Court of Cook County, Illinois), which challenges the propriety of alleged “undisclosed contingent commissions” paid pursuant to certain compensation arrangements between Gallagher and various insurance carriers. This action was terminated when Gallagher’s motion for summary judgment was granted in early 2002 but was reinstated in September 2003 when such ruling was overturned by an intermediate appeals court. In addition, on October 19, 2004, Gallagher was joined as a defendant in a purported class action, originally filed in August 2004, in the U.S. District Court for the Southern District of New York by OptiCare Health Systems Inc. against the ten largest U.S. insurance brokers and four of the largest commercial insurers (OptiCare Health Systems Inc. v. Marsh & McLennan Companies, Inc., et al., Case No. 04 CV 06954 (DC)). The amended complaint alleges that the defendants used the contingent commission structure of placement service agreements in a conspiracy to deprive policyholders of “independent and unbiased brokerage services, as well as free and open competition in the market for insurance.” In fourth quarter 2004, three other purported class actions were filed in the United States District Court for the Northern District of Illinois and in the Circuit Court of Madison County, Illinois, alleging claims based on allegations that are similar to those alleged by the plaintiff in the OptiCare litigation. On December 15, 2004, a shareholder derivative action was filed against Gallagher’s directors and certain officers in the United Stated District Court for the Northern District Court of Illinois (Fener v. Robert E. Gallagher, et al., Case No. 040 8093). This derivative action alleges that such directors and officers violated various state laws, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, by purportedly causing Gallagher to engage in fraudulent insurance placement practices and to violate federal securities laws by disseminating false and misleading statements concerning Gallagher’s financial results and operations. Gallagher believes it has meritorious defenses in all of these cases and intends to defend itself vigorously in each. However, the outcome of these cases, and any losses or other payments that may occur as a result of these cases, cannot be predicted at this time.

Contingent Commissions and Other Industry Developments - The insurance industry has recently come under a significant level of scrutiny by various regulatory bodies, including state Attorneys General and the departments of insurance for various states, with respect to certain contingent commission arrangements (generally known as contingent commission or placement service agreements) between insurance brokers and insurance carriers. A discussion of these industry developments and the impact on Gallagher is included in Item 2 of this Report, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Contingent Commissions and Other Industry Developments.”

Contingent Liabilities - Gallagher purchases insurance to provide protection from errors and omissions (E&O) claims that may arise during the ordinary course of business. However, insuring 100% of potential claims is not cost effective. Effective June 1, 2004, Gallagher retains the first $2.5 million of each and every E&O claim. Prior to June 1, 2004, Gallagher retained the first $1.0 million of each and every E&O claim and the first $15.0 million of all E&O claims in excess of $1.0 million of each and every E&O claim. Gallagher’s E&O insurance provides aggregate coverage for E&O losses up to $165.0 million in excess of Gallagher’s retained amounts. Gallagher has historically maintained self-insurance reserves for the portion of its E&O exposure that is not insured. Gallagher periodically determines a range of possible reserve levels using actuarial techniques which rely heavily on projecting historical claim data into the future. Gallagher’s E&O reserve in the December 31, 2004 consolidated balance sheet is above the lower end of the most recently determined actuarial range by $5.0 million and below the upper end of the actuarial range by $7.0 million. There can be no assurances that the historical claim data used to project the current reserve levels will be indicative of future claim activity. Thus, the actuarial ranges and E&O reserve level could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

17. Income Taxes

Gallagher and its principal domestic subsidiaries are included in a consolidated federal income tax return. Gallagher’s international subsidiaries file various income tax returns in their jurisdictions. Significant components of earnings before income taxes and the provision for income taxes are as follows (in millions):

	Year Ended December 31,
	2004	2003	2002
Earnings before income taxes:
Domestic	$219.5	$175.1	$173.3
Foreign, principally United Kingdom, Australia and Bermuda	16.0	18.2	12.2

	$235.5	$193.3	$185.5

Provision for income taxes:
Federal:
Current	$64.8	$57.0	$45.0
Deferred	(41.3)	(30.1)	(5.7)

	23.5	26.9	39.3

State and local:
Current	23.7	16.5	14.2
Deferred	(5.4)	(1.7)	(1.2)

	18.3	14.8	13.0

Foreign:
Current	4.5	4.9	2.7
Deferred	0.7	0.5	0.6

	5.2	5.4	3.3

Total provision for income taxes	$47.0	$47.1	$55.6

A reconciliation of the provision for income taxes with the United States federal income tax rate is as follows (in millions):

	Year Ended December 31,
	2004		2003		2002
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal statutory rate	$82.4	35.0	$67.7	35.0	$64.9	35.0
State income taxes - net of federal benefit	11.9	5.1	9.7	5.0	8.5	4.6
Foreign taxes	(0.4)	(0.2)	(2.6)	(1.3)	(1.5)	(0.8)
Low income housing and alternative energy tax credits	(54.8)	(23.3)	(31.8)	(16.5)	(20.4)	(11.0)
Amortization expense of low income housing and alternative energy investment, net of tax benefit	1.1	0.5	1.6	0.8	2.4	1.3
Foreign dividends and other permanent differences	6.8	2.9	2.5	1.3	1.7	0.9

Provision for income taxes	$47.0	20.0	$47.1	24.3	$55.6	30.0

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher’s deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2004	2003
Deferred tax assets:
Alternative minimum tax (AMT) and other credit carryforwards	$83.9	$67.0
Accrued and unfunded compensation and employee benefits	68.2	51.8
Investment-related partnerships	72.7	28.1
Accrued liabilities	22.3	22.2
Other	5.1	26.0

Total deferred tax assets	252.2	195.1
Valuation allowance for deferred tax assets	—	—

Deferred tax assets	252.2	195.1

Deferred tax liabilities:
Nondeductible amortizable intangible assets	23.1	21.1
Accrued and unfunded compensation and employee benefits	0.9	1.1
Accrued liabilities	7.9	6.9
Investment-related partnerships	22.1	9.5

Total deferred tax liabilities	54.0	38.6

Net deferred tax assets	$198.2	$156.5

At December 31, 2004 and 2003, $67.4 million and $57.3 million respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheet. At December 31, 2004 and 2003, $53.7 million and $38.6 million respectively, of deferred tax liabilities have been included in other noncurrent liabilities in the accompanying consolidated balance sheet. AMT credits and other credits have an indefinite and 20 year life, respectively. Gallagher expects to fully utilize the amounts carried forward. Gallagher does not provide for United States federal income taxes on the undistributed earnings ($71 million at December 31, 2004) of foreign subsidiaries which are considered permanently invested outside of the United States. The amount of unrecognized deferred tax liability on these undistributed earnings is $8 million at December 31, 2004.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act creates a temporary incentive for United States multinationals to repatriate accumulated income earned outside the United States. Gallagher is currently reviewing the provisions of the Act and has not yet determined the impact. Whether Gallagher will ultimately take advantage of this provision depends on a number of factors, including reviewing future Congressional guidance before making a decision.

18. Quarterly Operating Results (unaudited)

Quarterly operating results for 2004 and 2003 were as follows (in millions, except per share data):

	1st	2nd	3rd	4th
2004
Total revenues	$341.5	$378.9	$373.0	$386.9
Total expenses	292.9	321.3	305.0	325.6
Earnings before income taxes	48.6	57.6	68.0	61.3
Net earnings	38.9	46.1	54.4	49.1
Basic earnings per share	.43	.51	.59	.53
Diluted net earnings per share	.41	.49	.57	.52

2003
Total revenues	$254.3	$299.0	$345.0	$365.5
Total expenses	238.5	250.7	280.6	300.7
Earnings before income taxes	15.8	48.3	64.4	64.8
Net earnings	11.9	36.2	48.9	49.2
Basic earnings per share	.13	.40	.54	.55
Diluted net earnings per share	.13	.39	.52	.53

19. Segment Information

Gallagher has identified three operating segments: Brokerage, Risk Management and Financial Services. The Brokerage segment comprises three operating divisions: the Brokerage Services-Retail Division, Specialty Marketing and International and Gallagher Benefit Services. The Brokerage segment, for commission or fee compensation, places commercial property/casualty (P/C) and employee benefit-related insurance on behalf of its customers. The Risk Management segment provides P/C and health claim third-party administration, loss control and risk management consulting and insurance property appraisals. Third party administration is principally the management and processing of claims for self-insurance programs of Gallagher’s clients or clients of other brokers. Approximately 90% of this segment’s total revenues relate to the P/C operations. The Financial Services segment is responsible for managing Gallagher’s investment portfolio. Allocations of investment income and certain expenses are based on reasonable assumptions and estimates. Reported operating results by segment would change if different methods were applied. Financial information relating to Gallagher’s segments for 2004, 2003 and 2002 is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2004
Revenues:
Commissions	$801.9	$—	$—	$801.9
Fees	152.4	370.9	—	523.3
Investment income - fiduciary	13.4	1.7	—	15.1
Investment income all other	—	—	103.3	103.3
Impact of FIN 46 on investment income all other			69.9	69.9
Investment income gains	—	—	8.1	8.1

Gross revenues	967.7	372.6	181.3	1,521.6
Less brokerage	(41.3)	—	—	(41.3)

Total revenues	926.4	372.6	181.3	1,480.3

Compensation	532.8	202.6	—	735.4
Operating	177.5	100.0	—	277.5
Investment expenses	—	—	101.9	101.9
Impact of FIN 46 on investment expenses	—	—	67.2	67.2
Interest	—	—	9.5	9.5
Depreciation	12.9	9.4	9.8	32.1
Impact of FIN 46 on depreciation	—	—	2.7	2.7
Amortization	18.1	0.4	—	18.5

Total expenses	741.3	312.4	191.1	1,244.8

Earnings (loss) before income taxes	185.1	60.2	(9.8)	235.5
Provision for income taxes	36.9	12.1	(2.0)	47.0

Net earnings (loss)	$148.2	$48.1	$(7.8)	$188.5

Net foreign exchange gain (loss)	$2.3	$—	$—	$2.3

Revenues:
United States	$821.1	$334.0	$177.9	$1,333.0
Foreign, principally United Kingdom, Australia and Bermuda	105.3	38.6	3.4	147.3

Total revenues	$926.4	$372.6	$181.3	$1,480.3

At December 31, 2004
Identifiable assets:
United States	$1,752.6	$193.6	$609.8	$2,556.0
Foreign, principally United Kingdom, Australia and Bermuda	601.9	42.2	37.8	681.9

Total identifiable assets	$2,354.5	$235.8	$647.6	$3,237.9

Goodwill - net	$209.5	$9.5	$—	$219.0
Amortizable intangible assets - net	150.6	4.6	—	155.2

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2003
Revenues:
Commissions	$746.2	$—	$—	$746.2
Fees	135.5	320.7	—	456.2
Investment income - fiduciary	7.5	1.0	—	8.5
Investment income all other	—	—	71.7	71.7
Impact of FIN 46 on investment income all other			46.4	46.4
Investment income gains (losses)	—	—	(24.5)	(24.5)

Gross revenues	889.2	321.7	93.6	1,304.5
Less brokerage	(40.7)	—	—	(40.7)

Total revenues	848.5	321.7	93.6	1,263.8

Compensation	482.1	178.7	—	660.8
Operating	172.2	90.6	—	262.8
Investment expenses	—	—	53.7	53.7
Impact of FIN 46 on investment expenses	—	—	44.1	44.1
Interest	—	—	8.0	8.0
Depreciation	12.1	9.4	7.4	28.9
Impact of FIN 46 on depreciation	—	—	2.3	2.3
Amortization	9.8	0.1	—	9.9

Total expenses	676.2	278.8	115.5	1,070.5

Earnings (loss) before income taxes	172.3	42.9	(21.9)	193.3
Provision for income taxes	42.1	10.4	(5.4)	47.1

Net earnings (loss)	$130.2	$32.5	$(16.5)	$146.2

Net foreign exchange gain (loss)	$0.5	$(0.3)	$—	$0.2

Revenues:
United States	$753.2	$290.3	$90.3	$1,133.8
Foreign, principally United Kingdom, Australia and Bermuda	95.3	31.4	3.3	130.0

Total revenues	$848.5	$321.7	$93.6	$1,263.8

At December 31, 2003
Identifiable assets:
United States	$1,433.2	$175.4	$611.7	$2,220.3
Foreign, principally United Kingdom, Australia and Bermuda	609.7	26.4	45.2	681.3

Total identifiable assets	$2,042.9	$201.8	$656.9	$2,901.6

Goodwill - net	$129.8	$8.5	$—	$138.3
Amortizable intangible assets - net	79.4	5.2	—	84.6

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2002
Revenues:
Commissions	$662.9	$—	$—	$662.9
Fees	109.0	280.4	—	389.4
Investment income - fiduciary	9.4	0.8	—	10.2
Investment income all other	—	—	60.9	60.9
Investment income gains (losses)	—	—	(22.0)	(22.0)

Gross revenues	781.3	281.2	38.9	1,101.4
Less brokerage	(41.1)	—	—	(41.1)

Total revenues	740.2	281.2	38.9	1,060.3

Compensation	424.0	159.9	—	583.9
Operating	150.0	80.4	—	230.4
Investment expenses	—	—	18.6	18.6
Interest	—	—	9.5	9.5
Depreciation	10.9	9.3	5.6	25.8
Amortization	6.6	—	—	6.6

Total expenses	591.5	249.6	33.7	874.8

Earnings (loss) before income taxes	148.7	31.6	5.2	185.5
Provision for income taxes	44.6	9.4	1.6	55.6

Net earnings (loss)	$104.1	$22.2	$3.6	$129.9

Net foreign exchange gain (loss)	$0.3	$—	$—	$0.3

Revenues:
United States	$661.0	$256.7	$37.0	$954.7
Foreign, principally United Kingdom, Australia and Bermuda	79.2	24.5	1.9	105.6

Total revenues	$740.2	$281.2	$38.9	$1,060.3

At December 31, 2002
Identifiable assets:
United States	$1,270.6	$53.5	$586.0	$1,910.1
Foreign, principally United Kingdom, Australia and Bermuda	484.6	20.1	48.8	553.5

Total identifiable assets	$1,755.2	$73.6	$634.8	$2,463.6

Goodwill - net	$81.7	$2.5	$—	$84.2
Amortizable intangible assets - net	50.2	0.7	—	50.9

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2004 and 2003, and the related consolidated statement of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Gallagher’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gallagher’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2005, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

January 27, 2005

Management’s Report on Internal Control Over Financial Reporting

Gallagher’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of management, including Gallagher’s principal executive officer and principal financial officer, Gallagher conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Gallagher’s evaluation of the effectiveness of its internal control over financial reporting, Gallagher has excluded the following acquisitions completed by Gallagher in 2004: Health Care Insurers, Inc., Strategix, Inc., Sheridan Insurance Group, BenefitPort Northwest, I. Arthur Yanoff & Co. Ltd., The Kooper Group, Inc., IGroup, Inc. and FPE Insurance Brokers Pty Ltd. Collectively, these acquisitions constituted less than 2% of total assets as of December 31, 2004 and less than 1% of total revenues and net earnings for the year then ended. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements.

Based on Gallagher’s evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2004. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Arthur J. Gallagher & Co.

Itasca, Illinois

January 27, 2005

/s/ J. Patrick Gallagher, Jr.	/s/ Douglas K. Howell
J. Patrick Gallagher, Jr. President and Chief Executive Officer	Douglas K. Howell Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Arthur J. Gallagher & Co. (Gallagher) maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gallagher’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Gallagher’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Health Care Insurers, Inc., Strategix, Inc., Sheridan Insurance Group, BenefitPort Northwest, I. Arthur Yanoff & Co. Ltd., The Kooper Group, Inc., IGroup, Inc. and FPE Insurance Brokers Pty Ltd., which are included in the 2004 consolidated financial statements of Gallagher and constituted less than 2% of total assets as of December 31, 2004 and less than 1% of total revenues and net earnings for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at these entities because Gallagher acquired these entities during 2004. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements. Our audit of internal control over financial reporting of Gallagher also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, management’s assessment that Gallagher maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gallagher maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 2004 and 2003 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 and our report dated January 27, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

January 27, 2005