Form 10-K, Exhibit 13
period 2005-12-31
GALLAGHER ARTHUR J & CO
filed 2006-02-08
CIK 354190

Exhibit 13.0

Arthur J. Gallagher & Co.

2005 Financial Statements

Index

Page Number
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction	F - 2
Insurance Market Overview	F - 2
Contingent Commissions and Other Industry Developments	F - 3
Critical Accounting Policies	F - 5
Business Combinations and Dispositions	F - 6
Results of Operations	F - 6
Financial Condition and Liquidity	F - 15
Contractual Obligations and Commitments	F - 18
Off-Balance Sheet Arrangements	F - 19
Quantitative and Qualitative Disclosure about Market Risk	F - 20

Consolidated Financial Statements
Consolidated Statement of Earnings	F - 21
Consolidated Balance Sheet	F - 22
Consolidated Statement of Cash Flows	F - 23
Consolidated Statement of Stockholders’ Equity	F - 24

Notes to Consolidated Financial Statements
Note 1: Summary of Significant Accounting Policies	F - 25
Note 2: Effect of New Accounting Pronouncements	F - 28
Note 3: Investments	F - 29
Note 4: Business Combinations	F - 39
Note 5: Discontinued Operations	F - 41
Note 6: Fixed Assets	F - 41
Note 7: Intangible Assets	F - 42
Note 8: Credit and Other Debt Agreements	F - 42
Note 9: Capital Stock and Stockholders’ Rights Plan	F - 44
Note 10: Earnings per Share	F - 44
Note 11: Stock Option Plans	F - 45
Note 12: Deferred Compensation	F - 46
Note 13: Restricted Stock Awards	F - 46
Note 14: Employee Stock Purchase Plan	F - 47
Note 15: Retirement Plans	F - 48
Note 16: Postretirement Benefits Other than Pensions	F - 50
Note 17: Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements	F - 52
Note 18: Income Taxes	F - 58
Note 19: Quarterly Operating Results (unaudited)	F - 60
Note 20: Segment Information	F - 61

Report of Independent Registered Public Accounting Firm on Financial Statements	F - 64

Management’s Report on Internal Control Over Financial Reporting	F - 65

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting	F - 66

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis should be read in conjunction with Gallagher’s consolidated financial statements and the related notes thereto that are included elsewhere herein.

Gallagher provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional, governmental and personal accounts throughout the U.S. and abroad. Commission revenue is primarily generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefits market. In addition, Gallagher receives fee revenue related to negotiated fee in lieu of commission arrangements for placement of insurance for its clients in either the P/C market or human resource/employee benefits market. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes fiduciary funds, tax advantaged and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in 120 countries globally through a network of correspondent brokers and consultants.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Language Regarding Forward-Looking Statements” on the last page of the 2005 Annual Report.

Insurance Market Overview

Fluctuations in premiums charged by P/C insurance carriers (Carriers) have a direct and potentially material impact on the insurance brokerage industry. Commission revenues are generally based on a percentage of the premiums paid by insureds and normally follow premium levels. Insurance premiums are cyclical in nature and may vary widely based on market conditions. Various factors, including competition for market share among insurance carriers, increased underwriting capacity and improved economies of scale following consolidations, can result in flat or reduced P/C premium rates (a “soft” market). A soft market tends to put downward pressure on commission revenues. Various countervailing factors, such as heavier than anticipated loss experience and capital shortages, can result in increasing P/C premium rates (a “hard” market). A hard market tends to favorably impact commission revenues. Hard and soft markets may be broad-based or more narrowly focused across individual product lines or geographic areas.

For an extended period of years through late 2000 the P/C industry was in a soft market. This pricing pressure, together with a period of natural catastrophes and other losses, resulted in billions of dollars of underwriting losses in the P/C insurance market in the late 1990s and early in 2000. These losses, coupled with subsequent downward pressure on insurance companies’ investment returns due to declining equity markets and interest rates, resulted in a general market hardening in the three year period from late 2000 through 2003. This market hardening was accentuated in 2001 by the events of September 11th, following which insurance coverage in many lines became less available and premium rates increased, in some cases dramatically. These developments had a positive impact on Gallagher’s 2002 and 2003 operating results.

In 2004 and 2005, the market softened again in many lines and in many geographic areas. However, an abnormally high level of hurricane activity and other natural disasters in those years has hardened the market in certain geographic areas and business lines. For example, the fourth quarter 2005 survey by the Council of Insurance Agents & Brokers (CIAB) indicates that, while over half of the commercial brokers responding to the survey reported that they had not seen pricing changes due to Hurricanes Katrina and Rita, insureds in coastal areas subject to flooding and wind storms were experiencing decreases in capacity and increases in premiums, deductibles and exclusions. The CIAB represents the leading domestic and international insurance brokers who write 80% of the commercial P/C premiums in the U.S.

In a period of rising insurance costs, there is resistance among certain insureds, who are the buyers of insurance (Gallagher’s brokerage clients), to pay increased premiums and the higher commissions generated by these premiums. Such resistance often causes some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. As the market softens, or costs decrease, these trends have historically reversed. During the most recent hard market period, some buyers switched to negotiated fee in lieu of commission arrangements to compensate Gallagher for placing their risks. Other buyers moved toward the alternative insurance market, which includes self-insurance, captives, rent-a-captives, risk retention groups and capital market solutions to transfer risk. According to industry estimates, these mechanisms now account for nearly 50% of the total commercial P/C market in the U.S. Gallagher’s brokerage units are very active in these markets as well, which could have a favorable effect on Gallagher’s Risk Management Services Segment. While the gradual movement toward these alternative markets has reduced commission revenue to Gallagher, Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services may continue to be major factors in Gallagher’s fee revenue growth in 2006.

Inflation tends to increase the levels of insured values and risk exposures, thereby resulting in higher overall premiums and higher commissions. However, the impact of hard and soft market fluctuations historically has had a greater impact on changes in premium rates, and therefore on Gallagher’s revenues, than inflationary pressures.

Historically, Gallagher has utilized acquisitions to grow its Brokerage Segment’s commission and fee revenues. Acquisitions allow Gallagher to expand into desirable geographic locations and further extend its presence in the retail and wholesale insurance brokerage services industry. Gallagher expects that its Brokerage Segment’s commission and fee revenues will continue to grow from acquisitions. Gallagher is considering, and intends to continue to consider from time-to-time, additional acquisitions on terms that it deems advantageous. At any particular time, Gallagher generally will be engaged in discussions with multiple acquisition candidates. However, no assurances can be given that any additional acquisitions will be consummated, or, if consummated, that they will be advantageous to Gallagher.

Contingent Commissions and Other Industry Developments

The insurance industry has come under a significant level of scrutiny by various regulatory bodies, including State Attorneys General and the departments of insurance for various states, with respect to contingent compensation arrangements and other matters. The Attorney General of the State of New York (the New York AG) issued subpoenas to various insurance brokerage firms and Carriers beginning in April 2004. The investigation by the New York AG, among other things, led to its filing a complaint on October 14, 2004 against Marsh & McLennan Companies, Inc. and its subsidiary, Marsh Inc. (collectively, Marsh), stating claims for, among other things, fraud and violations of New York State antitrust and securities laws. In light of these allegations, Marsh announced on October 15, 2004 that it was suspending its use of contingent commission agreements. On October 26, 2004, Marsh announced that it would permanently eliminate the practice of receiving any form of contingent compensation from Carriers. Within the week following Marsh’s initial announcement, two other large insurance brokerage firms, Willis Group and Aon Corporation, each announced that it would discontinue contingent commission agreements and unwind such arrangements by the end of 2004.

Although the New York AG’s October 14, 2004 complaint against Marsh focused primarily upon arrangements with P/C Carriers, subpoenas were served on a number of group life and disability and traditional health Carriers, as well as the insurance brokerage firms who assist in the placement of such types of insurance. At the press conference announcing its complaint against Marsh, the New York AG indicated that its investigation would look across various lines of insurance. In connection with its investigation of the insurance industry, the New York AG brought criminal charges against company executives and employees at various brokers and Carriers, some of which have resulted in guilty pleas being entered.

As previously reported, on May 18, 2005, Gallagher and its subsidiaries and affiliates, except for Gallagher Bassett Services, Inc., entered into an Assurance of Voluntary Compliance (the AVC) with the Attorney General of the State of Illinois and the Director of Insurance of the State of Illinois (collectively, the IL State Agencies) to resolve all of the issues related to certain investigations conducted by the IL State Agencies involving contingent commission arrangements. As stipulated in the AVC, on January 12, 2006, Gallagher paid $26.9 million into a fund to be distributed to certain eligible policyholder clients. In addition, under the AVC Gallagher agreed to implement, to the extent not previously undertaken, certain business changes, including agreeing not to accept U.S.-domiciled retail contingent compensation as defined in the AVC. On October 26, 2004, Gallagher announced that it would not enter into any new volume-based or profit-based contingent commissions agreements as a retail broker effective January 1, 2005. However, as allowed under the AVC, Gallagher has continued to accept contingent compensation from non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired up to one year from the acquisition date. See Note 17 to the Consolidated Financial Statements for a discussion of the material terms of the AVC. Accordingly, in 2005 Gallagher began to experience reduced contingent commission revenue and it is expected that future contingent commission revenues will continue to be substantially reduced. The reduction in retail contingent commissions, as discussed above, could continue to have a substantial negative impact on Gallagher’s pretax earnings beginning in 2006.

In 2004, the New York State Insurance Department commenced an investigation and issued requests to various brokers and Carriers for information, including one of Gallagher’s New York brokerage subsidiaries, concerning contingent commission arrangements. In addition to the IL State Agencies, various other State Attorneys General and other state departments of insurance have also issued subpoenas to Gallagher or initiated investigations relating to Gallagher concerning contingent commissions and other business practices. Gallagher is fully cooperating with each of these investigations.

In addition, the departments of insurance for various states have proposed new regulations, and other state insurance departments have indicated that they will propose new regulations, that address contingent commission arrangements, including prohibitions involving the payment of money by Carriers in return for business and enhanced disclosure of contingent commission arrangements to insureds. On December 29, 2004, the National Association of Insurance Commissioners announced that it had adopted model legislation to implement new disclosure requirements related to broker compensation arrangements.

In response to these industry developments, in October 2004 Gallagher retained independent counsel to perform an internal review of certain of its business practices. Such independent counsel completed its internal review and found no evidence that Gallagher had engaged in any price fixing or bid rigging of the type alleged in the New York AG’s October 14, 2004 complaint against Marsh, nor had it engaged in any improper tying arrangements.

Gallagher, along with other major insurance brokerage firms, is also a defendant in various lawsuits brought by private litigants which relate to these practices. Certain of these lawsuits have been included in a Multi-District Litigation proceeding before the U.S. District Court for the District of New Jersey. Gallagher cannot predict the outcome of these investigations, regulatory proceedings, and lawsuits, nor their effect upon Gallagher’s business, financial condition or results of operations. See Note 17 to the Consolidated Financial Statements for an additional discussion on these matters.

On December 2, 2004, Gallagher Bassett Services, Inc., a third party administrator and a wholly-owned subsidiary of Gallagher, received a subpoena from the New York AG requesting information in connection with an investigation it is conducting. Gallagher is fully cooperating with this investigation. The subpoena did not seek information concerning Gallagher’s insurance brokerage operations.

In 2005, Gallagher recorded pretax charges totaling $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices, as described above. In first quarter 2005, Gallagher incurred $35.0 million of the charge, which was primarily related to costs associated with the AVC and other investigations and inquiries from other governmental authorities related to contingent commissions and various other historical business practices. In fourth quarter 2005, Gallagher incurred the remainder of the charge, or $38.6 million, which was primarily related to costs associated with investigations and inquiries from governmental authorities related to contingent commissions and various other historical business practices, and the pending civil litigation. The amount accrued as of December 31, 2005 represents Gallagher’s best estimate of the amount required to resolve the state insurance investigations, which includes all of the costs related to the funding and administration of the AVC, plus an accrual to resolve the pending litigation and an accrual for legal costs incurred or to be incurred to resolve these matters. Legal costs include amounts incurred or estimated to be incurred associated with the subpoenas received from State Attorneys General and investigations by governmental authorities and the internal review that was conducted by Gallagher’s independent counsel. Gallagher continues to be the subject of a substantial number of regulatory and legal actions by State Attorneys General and private litigants investigating various historical business practices.

Gallagher’s contingent commissions for 2005, 2004 and 2003 were $35.2 million, $39.5 million and $32.6 million, respectively. The contingent commissions recognized in 2005 by Gallagher generally relate to contingent commission agreements in force during 2004, but received in 2005. As allowed under the AVC, Gallagher has continued to accept contingent compensation from non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired for up to one year from the acquisition date. The amount of contingent commission revenue in 2005, 2004 and 2003 in which Gallagher participated as a retail broker and which involved volume-based or profit-based contingent commission agreements aggregated to $28.8 million, $33.8 million and $29.3 million, respectively. A summary of revenues recognized in 2005 and 2004 related to retail contingent commission contracts in effect prior to January 1, 2005 is as follows (in millions):

	1st Q	2nd Q	3rd Q	4th Q	Total
2004	$15.9	$7.8	$1.9	$8.2	$33.8
2005	16.7	9.4	2.0	0.7	28.8

The decrease in contingent commissions in fourth quarter 2005 compared to fourth quarter 2004 is indicative of the declining levels of such revenue for Gallagher, which decline is expected to continue in 2006 and future periods and is expected to continue to have a substantial negative impact on Gallagher’s pretax earnings.

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

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carrier. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers to the insureds generally relate to a large number of small premium P/C transactions and a substantial portion of the revenues generated by Gallagher’s employee benefit operations. Under these direct bill arrangements the billing and policy issuance process is controlled entirely by the insurance carrier. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

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

Fair Value of Investments

For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no impairment may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that an impairment is required, it is recorded as a realized loss against current period earnings.

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

Intangible Assets

Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization in the consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. No such indicators were noted in 2005 or 2003. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Business Combinations and Dispositions

See Notes 4 and 5 to the Consolidated Financial Statements for a discussion of the 2005 business combinations and dispositions, respectively. In addition, see Note 3 to the Consolidated Financial Statements for a discussion of disposition activities with respect to certain of Gallagher’s consolidated investments.

Results of Operations

In the discussion that follows regarding Gallagher’s results of operations, Gallagher provides organic growth percentages with respect to its commission and fee revenues. This information may be considered a “non-GAAP financial measure” because it is derived from Gallagher’s consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with GAAP. Rules and regulations of the Securities and Exchange Commission (SEC) require supplemental explanations and reconciliations of all “non-GAAP financial measures.” When Gallagher refers to organic growth percentages with respect to its commission and fee revenues in its discussion of results of operations, Gallagher excludes the first twelve months of net commission and fee revenues generated from the acquisitions and the net commission and fee revenues related to operations disposed of in each year presented. These commissions and fees are excluded from organic revenues in order to determine the revenue growth that is associated with the operations that were part of Gallagher in both the current and prior year. In addition, organic growth excludes contingent commission revenues. These commissions are excluded from organic revenues in order to determine the revenue growth that is associated with the revenue sources that will be continuing in 2006 and beyond. Management has historically utilized organic revenue growth as an important indicator when assessing and evaluating the performance of its Brokerage and Risk Management Segments. Management also believes that the use of this measure allows financial statement users to measure, analyze and compare the growth from its Brokerage and Risk Management Segments in a meaningful and consistent manner. A reconciliation of organic revenue growth percentages to the reported revenue growth percentages for the Brokerage and Risk Management Segments is presented in the paragraphs immediately following each table in which such percentages are presented.

In the discussion that follows regarding Gallagher’s results of operations, Gallagher provides the following ratios with respect to its operation results: pretax profit margin before the impact of pretax retail contingent commission related matters and claims handling obligations, compensation expense ratio and operating expense ratio. Pretax profit margin before the impact of pretax retail contingent commission related matters and claims handling obligations represents pretax earnings (loss) from continuing operations before the impact of pretax retail contingent commission related matters and claims handling obligations divided by total revenues, excluding retail contingent commissions. The compensation expense ratio is derived by dividing compensation expense by total revenues, excluding retail contingent commissions. The operating expense ratio is derived by dividing operating expense by total revenues, excluding retail contingent commissions.

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

	2005		Percent Change		2004	Percent Change		2003
Commissions	$784.3		8%		$726.8	7%		$676.2
Retail contingent commissions	28.8		(15%	)	33.8	15%		29.3
Fees	169.8		16%		146.2	15%		127.5
Investment income - fiduciary	17.9		34%		13.4	79%		7.5

Total revenues	1,000.8		9%		920.2	9%		840.5

Compensation	584.0		11%		527.5	11%		476.4
Operating	219.1		24%		176.1	4%		170.1
Depreciation	13.6		5%		12.9	7%		12.1
Amortization	20.3		17%		17.3	92%		9.0
Retail contingent commission related matters	73.6		NM	F	-	NM	F	-
Claims handling obligations	15.0		NM	F	-	NM	F	-

Total expenses	925.6		26%		733.8	10%		667.6

Earnings from continuing operations before income taxes	75.2		(60%	)	186.4	8%		172.9
Provision for income taxes	3.1		(92%	)	37.4	(11%	)	42.2

Earnings from continuing operations	$72.1		(52%	)	$149.0	14%		$130.7

Growth - revenues	9%				9%			14%
Organic growth in commissions and fees	2%				2%			9%
Growth - pretax earnings	(60%	)			8%			16%
Compensation expense ratio	60%				60%			60%
Operating expense ratio	23%				20%			20%
Pretax profit margin before retail contingent commission related matters and claims handling obligations	17%				21%			21%
Effective tax rate	4%				20%			24%

Identifiable assets at December 31	$2,498.5				$2,354.5			$2,042.9

The increase in commissions for 2005 was principally due to revenues associated with acquisitions that were made in the last twelve months ($64.0 million). This increase was partially offset by a net decrease in commissions from existing operations of $6.0 million (new business production of $117.0 million, which was offset by renewal rate decreases and lost business of $123.0 million). The increase in fees for 2005 compared to 2004 resulted from new business production and renewal rate increases of approximately $36.0 million, which were offset by lost business of $12.0 million. The increase in commissions and fees for 2004 was principally due to revenues associated with acquisitions that were made in the last 12 months ($54.0 million). This increase was partially offset by a net decrease in commissions from existing operations of $3.0 million (new business production of $122.0 million, which was offset by renewal rate decreases and lost business of $125.0 million). The increase in fees for 2004 compared to 2003 resulted from new business production and renewal rate increases of approximately $35.0 million, which were offset by lost business of $16.0 million. The organic growth in commission and fee revenues was 2% in 2005, 2% in 2004 and 9% in 2003. The following commission and fee revenues related to contingent commissions and acquisitions (that were made in the last twelve months of each respective year) were excluded in deriving the organic growth percentages: $99.2 million in 2005, $93.5 million in 2004 and $66.9 million in 2003.

Investment income - fiduciary, which primarily represents interest income earned on cash and restricted funds, increased in 2005 and 2004 primarily due to increases in short-term interest rates and increases in the amount of cash available to invest due to growth in operations and to a reduction in common stock repurchased in 2005. The decrease in shares repurchased in 2005 as compared to 2004 was primarily due to anticipated cash needs in the latter part of 2005 and into 2006.

The increase in compensation expense in 2005 compared to 2004 was primarily due to an increase in the average number of employees, salary increases ($34.5 million in the aggregate), compensation related to new hires in the retail operations ($7.6 million), new hires and charges related to staffing changes made in Gallagher’s U.S and U.K. reinsurance operations ($18.7 million), severance costs ($1.4 million) and an increase in expense related to stock-based compensation ($2.6 million). These increases were partially offset by the defined benefit pension plan curtailment gain that was recognized in second quarter 2005 ($6.9 million) and the favorable impact of foreign currency translation ($1.4 million). The increase in employee headcount in 2005 primarily relates to the addition of employees associated with the acquisitions that were made in the last twelve months. The increase in compensation expense in 2004 compared to 2003 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher’s overall operating results ($31.2 million in the aggregate), an increase in employee benefit expenses ($5.6 million), the adverse impact of foreign currency translation ($5.5 million), one-time compensation related restructuring charges related to Gallagher’s London operations ($3.4 million), the expensing of stock-based compensation in 2004 ($3.2 million) which began prospectively in 2003 and an increase in the amortization of deferred compensation and restricted stock ($2.2 million). The increase in employee headcount in 2004 primarily relates to the addition of employees associated with the acquisitions that were made in the last twelve months.

The increase in operating expenses in 2005 over 2004 was due primarily to increases in professional services fees ($5.2 million), an increase in rent and utility costs associated with leased office space and office expansion ($2.4 million), an increase in business insurance costs ($5.2 million), operating costs related to the staffing changes made in Gallagher’s London and reinsurance operations ($3.5 million), uncollectible international receivables ($2.4 million), lease cancellation costs ($2.1 million) and the adverse impact of foreign currency translation ($4.1 million). The increase in professional fees is primarily related to legal fees and consulting fees for sourcing and other cost containment initiatives. Also contributing to the increase in operating expenses in 2005 were expenses associated with the acquisitions completed in the last twelve months. The increases in operating expenses in 2004 compared to 2003 were due primarily to an increase in fees for professional services ($8.0 million), costs associated with leased office space and office expansion ($5.1 million), increases in travel and entertainment costs primarily related to new business development from new producers ($2.8 million) and expenses associated with the acquisitions that were made in the last twelve months. These increases were offset by a reduction in business insurance costs ($4.2 million), a net year-over-year foreign currency translation gain ($2.3 million) and a decrease in minority interest expense ($1.8 million). The decrease in minority interest expense was due to the acquisition of the remaining 50% ownership interest in Risk Management Partners Ltd. in first quarter 2004. Included in fees for professional services in 2004 were $4.1 million for external costs to implement Sarbanes-Oxley 404 requirements and $1.7 million related to the subpoenas received from State Attorneys General and investigations by governmental authorities as well as the internal review that was conducted by independent counsel and consulting fees related to sourcing and other cost containment initiatives.

The increase in depreciation expense in 2005 compared to 2004 and 2004 compared to 2003 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves made during 2005 and 2004, respectively. Also contributing to the increase in 2005 and 2004 was the depreciation expense associated with the acquisitions completed in 2005, 2004 and 2003.

The increase in amortization in 2005 compared to 2004 and 2004 compared to 2003 were due primarily to amortization expense of intangible assets associated with acquisitions completed in 2005, 2004 and 2003. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements). Also contributing to the increase in amortization expense in 2004 was the $1.8 million impairment of amortizable assets in 2004 related to one of Gallagher’s 2001 acquisitions.

Retail contingent commission related matters in 2005 represent pretax charges totaling $73.6 million ($44.2 million after tax) recorded by Gallagher in 2005 in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices, as described more fully in Note 17 to the Consolidated Financial Statements and “Management’s Discussion and Analysis – Contingent Commissions and Other Industry Developments”. In first quarter 2005, Gallagher incurred $35.0 million of the charge, which was primarily related to costs associated with the AVC and other investigations and inquiries from other governmental authorities related to contingent commissions and various other historical business practices. In fourth quarter 2005, Gallagher incurred the remainder of the charge, or $38.6 million, which was primarily related to costs associated with investigations and inquiries from governmental authorities related to contingent commissions and various other historical business practices, and the pending civil litigation. The amount accrued as of December 31, 2005 represents Gallagher’s best estimate of the amount required to resolve the state insurance investigations, which includes all of the costs related to the funding and administration of the AVC, plus an accrual to resolve the pending litigation and an accrual for legal costs incurred or to be incurred to resolve these matters. Legal costs include amounts incurred or estimated to be incurred associated with the subpoenas received from State Attorneys General and investigations by governmental authorities and the internal review that was conducted by Gallagher’s independent counsel. Gallagher continues to be the subject of a substantial number of regulatory and legal actions by State Attorneys General and private litigants investigating various historical business practices.

Claims handling obligations in 2005 represent a pretax charge of $15.0 million ($9.8 million after tax) recorded by Gallagher in fourth quarter 2005 related to obligations to provide future claims handling and certain administrative services for reinsurance brokerage clients. During 2005 and the latter part of 2004, in connection with recent legal interpretations and accounting guidance issued by the Institute of Chartered Accountants in the U.K., many global insurance brokerage firms reassessed their obligations to provide future claims handling and certain administrative services for reinsurance brokerage clients. This guidance, which is referred to as FRS 5, was issued in 2004 and is specifically directed to insurance brokers engaged in the industry practice of providing clients future claims handling and administrative services. Based on a detailed review of its reinsurance brokerage operations in both the U.S. and U.K. that was completed in fourth quarter 2005, its current accounting practices for these operations and recent legal interpretations, Gallagher determined that under certain circumstances it is obligated to provide future claims handling and certain administrative services based on its current business practices. Thus, Gallagher recorded a non-cash pretax charge of $15.0 million to reflect the change in the estimated costs to provide these future services to former clients.

See the Results of Operations for the Financial Services Segment for a discussion on changes in the overall effective income tax rate in 2005 compared to 2004 and 2004 compared to 2003. Also contributing to the decrease in the overall effective income tax rate in the Brokerage Segment in 2005 compared to 2004 was the income tax effect (benefit) associated with the retail contingent commission related charge of $73.6 million ($44.2 million after tax) and the claims handling obligations charge of $15.0 million ($9.8 million after tax).

Risk Management

The Risk Management Segment provides P/C claim third-party administration, loss control and risk management consulting and insurance property appraisals. Third-party administration is principally the management and processing of claims for self-insurance programs of Gallagher’s clients or clients of other brokers. Financial information relating to Gallagher’s Risk Management Segment is as follows (in millions):

	2005	Percent Change		2004	Percent Change	2003
Fees	$367.7	7%		$343.8	18%	$291.2
Investment income - fiduciary	2.9	71%		1.7	113%	0.8

Total revenues	370.6	7%		345.5	18%	292.0

Compensation	205.9	10%		187.3	16%	161.7
Operating	88.2	(4%	)	91.8	12%	81.7
Depreciation	7.7	(1%	)	7.8	1%	7.7
Amortization	0.4	0%		0.4	NMF	0.1

Total expenses	302.2	5%		287.3	14%	251.2

Earnings from continuing operations before income taxes	68.4	18%		58.2	43%	40.8
Provision for income taxes	15.8	40%		11.3	18%	9.6

Earnings from continuing operations	$52.6	12%		$46.9	50%	$31.2

Growth - revenues	7%			18%		17%
Organic growth in fees	7%			18%		17%
Growth - pretax earnings	18%			43%		38%
Compensation expense ratio	56%			54%		55%
Operating expense ratio	24%			27%		28%
Pretax profit margin	18%			17%		14%
Effective tax rate	23%			19%		23%

Identifiable assets at December 31	$284.4			$231.2		$200.6

The increase in fees for 2005 compared to 2004 and 2004 compared to 2003 was due primarily to new business production, renewal rate increases and high retention rates on existing business, all of which aggregated to $41.0 million in 2005 and $71.0 million in 2004 and were offset by lost business of $17.0 million in 2005 and $21.0 million in 2004. Also included in 2004 fees are $2.7 million of one-time revenues related to two client projects that were completed in fourth quarter 2004. The organic growth in fee revenues was 7% in 2005, 18% in 2004 and 17% in 2003. Historically, the Risk Management Segment has made few acquisitions, and these acquisitions have not been material to this Segment’s operations. Thus, there typically is no material difference between GAAP revenues and organic revenues for this Segment.

Investment income - fiduciary, which primarily represents interest income earned on Gallagher’s cash and cash equivalents, increased in 2005 and 2004 primarily due to increases in short-term interest rates and increases in the amount of cash available to invest due to growth in operations and to a reduction in common stock repurchased in 2005. The decrease in shares repurchased in 2005 as compared to 2004 was primarily due to anticipated cash needs in the latter part of 2005 and into 2006.

The increase in compensation expense in 2005 compared to 2004 was due to an increase in the average number of employees and salary increases ($23.4 million in the aggregate), the adverse impact of foreign currency translation ($0.5 million) and an increase in stock-based compensation expense in 2005 ($0.4 million). These increases were partially offset by the defined benefit pension plan curtailment gain of $3.1 million that was recognized in second quarter 2005 and a decrease in employee benefit expenses ($2.6 million). The increase in employee headcount relates to the hiring of additional staff to support claims activity related to new business generated. The increase in compensation expense in 2004 compared to 2003 was due to an increase in the average number of employees and increases in incentive compensation linked to Gallagher’s overall operating results ($21.3 million in the aggregate), an increase in employee benefit expenses ($2.1 million), the adverse impact of foreign currency translation ($1.7 million) and an increase in stock-based compensation expense in 2004 ($0.5 million). The increase in employee headcount relates to the hiring of additional claims staff to support new business generated.

The decrease in operating expenses in 2005 from 2004 was due primarily to the overall impact of sourcing and other cost containment initiatives implemented in the latter part of 2004 ($2.3 million) and to a decrease in professional services fees ($5.4 million) in 2005, which were partially offset by increases in other operating expenses and an asset write-off in the international operations of $0.5 million. The increase in operating expenses in 2004 compared to 2003 was due primarily to increases in business insurance costs ($3.5 million), rent and utility costs associated with leased office space and office expansion ($2.2 million), fees for professional services ($1.1 million), and increases in travel and entertainment costs primarily related to new business development ($1.2 million).

Depreciation expense was relatively unchanged in 2005 compared to 2004 and 2004 compared to 2003. Changes in depreciation expense from year-to-year are due primarily to the timing of purchases of furniture, equipment and leasehold improvements related to office expansions and moves.

Amortization expense was unchanged in 2005 compared to 2004. The increase in amortization in 2004 compared to 2003 was due to amortization expense of intangible assets associated with an acquisition that was completed in fourth quarter 2003. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements).

See the Results of Operations for the Financial Services Segment for a discussion on changes in the overall effective income tax rate in 2005 compared to 2004 and 2004 compared to 2003.

Financial Services

The Financial Services Segment is responsible for managing Gallagher’s investment portfolio. See Note 3 to the Consolidated Financial Statements for a summary of Gallagher’s investments as of December 31, 2005 and 2004 and a detailed discussion on the nature of the investments held. Financial information relating to Gallagher’s Financial Services Segment is as follows (in millions):

	2005	Percent Change	2004	Percent Change	2003
Investment income:
Trading securities	$-	(100%)	$0.3	(96%)	$7.0
Asset Alliance Corporation (AAC) related investments	(2.7)	(175%)	3.6	(29%)	5.1
Low income housing investments	0.2	(91%)	2.3	130%	1.0
Alternative energy investments	56.3	24%	45.4	10%	41.3
Real estate, venture capital and other investments	1.7	143%	0.7	240%	(0.5)
Consolidated investments	53.3	27%	42.0	296%	10.6
Impact of FIN 46 from consolidated investments	-	(100%)	69.9	51%	46.4
Other	0.1	110%	(1.0)	(145%)	2.2

Total investment income	108.9	(33%)	163.2	44%	113.1

Investment gains (losses)	3.6	(56%)	8.1	133%	(24.5)

Total revenues	112.5	(34%)	171.3	93%	88.6

Investment expenses	104.9	17%	89.9	88%	47.9
Impact of FIN 46 on investment expenses	-	(100%)	67.2	52%	44.1
Interest	11.6	22%	9.5	19%	8.0
Depreciation	11.4	23%	9.3	29%	7.2
Impact of FIN 46 on depreciation	-	(100%)	2.7	17%	2.3
Litigation related matters	131.0	NMF	-	NMF	-

Total expenses	258.9	45%	178.6	63%	109.5

Loss from continuing operations before income taxes	(146.4)	NMF	(7.3)	NMF	(20.9)
Provision (benefit) for income taxes	(50.3)	NMF	(0.9)	NMF	(4.9)

Loss from continuing operations	$(96.1)	NMF	$(6.4)	NMF	$(16.0)

Identifiable assets at December 31	$606.6		$647.6		$656.9

Investment income from trading securities decreased in 2005 and 2004 compared to 2003 due to the liquidation of the trading securities portfolio during the latter part of 2003 and first quarter 2004. Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on trading securities.

Investment income from AAC related investments primarily represents income associated with Gallagher’s debt, preferred and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. The decrease in AAC related income in 2005 compared to 2004 was due to a decline in AAC’s operating results in 2005, which included a charge that AAC recognized in fourth quarter 2005 related to the sales and impairment of its investments in three of its private investment management firms. Gallagher’s portion of the charge using equity method accounting was $3.1 million. The decrease in AAC related income in 2004 compared to 2003 was due to a moderate decline in AAC’s operational results in 2004 and to a reduction in the amount invested by Gallagher in AAC debt and preferred stock.

Investment income from low income housing (LIH) developments primarily represents income associated with Gallagher’s equity investment in a LIH Developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments. The change in LIH income in 2005 compared to 2004 and 2004 compared to 2003 was primarily due to the timing of project sale transactions of the LIH Developer that generated equity income to Gallagher in 2004. Also impacting income in 2004 compared to 2003 was a decrease in bridge loans and the related interest income in 2004.

Investment income from alternative energy investments primarily relates to installment gains from the sales of Gallagher’s interests in limited partnerships that operate synthetic coal (Syn/Coal) facilities. The increase in income from these investments in 2005 was due to higher Syn/Coal production at the facilities and to installment gains related to 2004 limited partnership sales. The increase in installment gains in 2004 compared to 2003 was a direct result of higher Syn/Coal production at the facilities.

Income (losses) from real estate, venture capital and other investments principally relates to Gallagher’s portion of the earnings (losses) of these entities accounted for using equity method accounting. The increase in income from these investments in 2005 compared to 2004 is primarily due to the appreciation in value on two venture capital investments that were recovered in 2005 after being impaired in prior years. The recoveries of the amounts previously impaired have been included in investment gains (losses) in the table above. The increase in income from these investments in 2004 compared to 2003 is primarily a result of impairment charges in 2004 and 2003 related to investments that were generating losses.

Investment income from consolidated investments includes income related to Gallagher’s home office building, the airplane leasing company and two Syn/Coal facilities. Rental income of the home office building was $6.4 million, $6.6 million and $6.8 million in 2005, 2004 and 2003, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $6.3 million, $6.6 million and $6.6 million in 2005, 2004 and 2003, respectively. In 2005, 2004 and 2003, rental income of the airplane leasing company was $4.1 million, $3.4 million and $3.2 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $5.5 million, $4.9 million and $5.0 million, respectively. On December 21, 2005, the lease agreement for the two airplanes leased to the French Postal Service, which was originally going to expire in 2006, was extended for an additional five years to 2011. The extended agreement is cash flow neutral to Gallagher. In 2005, 2004 and 2003, income from the Syn/Coal facilities was $42.8 million, $31.9 million and $1.0 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $78.7 million, $61.2 million and $15.9 million in 2005, 2004 and 2003, respectively. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004, which resulted in the 2004 increases in Syn/Coal related income and expenses. The increase in revenues and expenses in 2005 was a direct result of higher Syn/Coal production at the facilities.

Investment income from consolidated investments for 2004 and 2003 was also impacted by the adoption of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.”. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to July 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized both investment income and expenses of $69.9 million and $46.4 million in 2004 and 2003, related to the consolidation of the Syn/Coal partnership. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

Investment gains (losses) primarily include realized gains and losses that occurred in the respective years related to impairments, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2005, Gallagher recognized a net $3.6 million investment gain related to assets impaired in prior years, the main components of which were as follows: $0.6 million gain on the sale of a shopping center investment, a $0.5 million loss from an investment related to the Biogas Project described in Note 3 to the Consolidated Financial Statements (the Biogas Project), a $2.5 million loss as a result of a write-down of a substantial portion of its investment in a multi-pollutant reduction venture, a $2.1 million dividend from its investment in Allied World Assurance Holdings, Ltd, a $1.3 million gain on the sale of the Biogas Project and a $1.2 million gain from the Biogas Project that had previously been impaired. The remaining $1.4 million net gain is from other transactions, none of which is greater than $0.4 million, related to the sale or recoveries of venture capital investments. During 2004, Gallagher recognized a net $8.1 million investment gain related to assets impaired in 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously impaired and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas Project. During 2003, Gallagher incurred $29.1 million of investment losses and generated $4.6 million of investment gains, for a net investment loss of $24.5 million. Substantially all of these losses ($25.7 million) related to impairments and dispositions when Gallagher decided to withdraw virtually all continued support for its venture capital investments in first quarter 2003, except to the limited extent needed to realize value from the remaining assets. Without Gallagher’s support at that time, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher’s investments were determined to be other-than-temporarily impaired.

Investment expenses include operating expenses of the alternative energy investments, including expenses related to the Headwaters Incorporated (Headwaters) royalty, expenses of the real estate partnerships and airplane leasing company and expenses related to compensation, professional fees and overhead expenses such as rent and utilities. The increase in investment expenses for 2005 compared to 2004 was primarily due to increases in direct operating expenses of the alternative energy investments ($13.6 million) because of increased volume and to the royalty payments due to Headwaters ($14.6 million) offset by reductions in incentive compensation ($6.0 million) and professional fees ($3.8 million). See discussion on litigation related matters below. The increase in investment expenses for 2004 compared to 2003 was primarily due to increases in direct operating expenses of the alternative energy investments ($41.0 million) due to increased volume.

Investment and depreciation expenses related to the impact of FIN 46 decreased to zero in 2005 due to the sale of the 4% ownership interest in the previously consolidated Syn/Coal partnership, which eliminated the requirement to consolidate this investment under the FIN 46 rules.

The increase in interest expense in 2005 compared to 2004 was due to $2.0 million of interest accrued on payments due to Headwaters and an increase in interest rates on the variable rate loan of the airplane leasing company. The increase in interest expense in 2004 compared to 2003 is due to the additional investment related debt in 2004 of a biogas project and one Syn/Coal facility.

The increase in depreciation expense in 2005 compared to 2004 was due to Gallagher acquiring its interest in one of the two Syn/Coal facilities in second quarter 2004. The increase in depreciation expense in 2004 compared to 2003 was due to Gallagher acquiring its interest in two Syn/Coal facilities in fourth quarter 2003 and second quarter 2004.

Litigation related matters in 2005 represent a pretax charge of $131.0 million ($84.2 million after tax) recorded by Gallagher in first quarter 2005. On February 11, 2005, a jury in the Fourth District Court for the State of Utah awarded damages against Gallagher’s subsidiary, AJG Financial Services, Inc. (AJGFS), and in favor of Headwaters in the amount of $175.0 million. AJGFS and Headwaters entered into a definitive agreement effective as of May 1, 2005 to settle this and all other litigation between the companies for $50.0 million, which was paid to Headwaters in May 2005. Additionally, AJGFS and Headwaters have modified their existing licensing agreement allowing AJGFS to utilize Headwaters’ technology on two of AJGFS’ synthetic fuel facilities in exchange for (i) $70.0 million, which was paid to Headwaters on January 4, 2006 and (ii) an annual royalty to Headwaters in 2005, 2006 and 2007. The first quarter 2005 litigation charge provides for amounts related to this settlement, including the $120.0 million of settlement costs, together with litigation, bonding and other costs of approximately $11.0 million.. In connection with the Headwaters licensing agreement, Gallagher recorded $14.6 million of royalty expense in 2005, based on the Syn/Coal production volume, which was included in investment expenses. At full production, the maximum annual royalty in 2006 and 2007 would be equal to $20.0 million of AJGFS’ estimated annual pre-royalty, pretax earnings of $40.0 million from these two facilities.

The overall effective income tax rate reflects the tax credits generated by investments in limited partnerships that operate alternative energy projects (IRC Section 29) and low income housing, which are partially offset by state and foreign taxes. In addition to tax credits generated by production from the Syn/Coal facilities, the effective income tax rate of 23.0% reported in 2005, which is below the statutory rate, has been impacted by the marginal income tax (benefit) effect on the two previously discussed litigation related charges that Gallagher recorded in 2005. Due to the size and nature of the litigation charges, Gallagher has recorded an income tax benefit using an effective marginal income tax rate of 40.0% for the Brokerage Segment related litigation charge and 35.7% for the Financial Services Segment related litigation charge. The level of production from the Syn/Coal facilities in 2004 and 2003 resulted in effective tax rates in 2004 of 20.0% and 2003 of 24.0%, which are below the statutory rates.

IRC Section 29 tax credits expire on December 31, 2007 and, if the law is not extended, Gallagher’s effective tax rate in 2008 will likely adjust upward to approximately 35.0% to 42.0%. In addition, through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the “Market Wellhead Price” of domestic crude oil reaches certain “Phase-out Prices” as determined by the Internal Revenue Service (IRS). The Market Wellhead Prices of domestic crude and the Phase-out Prices as determined by the IRS for the last six years are as follows:

Calendar Year	Market Wellhead Price (1)		Phase-out Price (2)
			Starts At	Fully Phased Out At
2000	$26.73		$48.07	$60.34
2001	21.86		49.15	61.70
2002	22.51		49.75	62.45
2003	27.56		50.14	62.94
2004	36.75		51.35	64.47
2005 (estimated based on first 10 months 2005)	49.90	(3)	52.50	66.00

(1)	Market Wellhead Price is the IRS’ estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation by the U.S. The IRS historically estimates this price based on the monthly average wellhead price of domestic crude oil as published by the Department of Energy as Domestic First Purchase Prices.

(2)	Phase-out Prices for 2000 to 2004 as established by the IRS. These Phase-out Prices are based on an inflation adjustment factor. This factor represents the change since calendar year 1979 of the first revision of the implicit price deflator for the gross national product of the U.S. as computed and published by the U.S. Department of Commerce. The IRS will not publish the Phase-out Prices for calendar year 2005 until April 2006. The 2005 Phase-out Prices represent management’s best estimate using the latest public information available. There can be no assurance that management’s estimated Phase-out Prices will approximate what the IRS ultimately publishes.

(3)	This amount represents an estimated, ten-month average of Market Wellhead Prices. The table below shows the published Market Wellhead Prices through October 2005 (latest month available). November and December prices have been estimated by management. There can be no assurance that management’s estimate will approximate what is ultimately published by the Department of Energy or the IRS. The 2005 monthly average prices are as follows:

January	$ 40.20	April	$ 46.93	July	$ 53.30	October	$ 56.96
February	41.93	May	44.03	August	58.77	November	53.36
March	47.39	June	49.89	September	59.60	December	54.35

As indicated in the table above, oil prices were considerably higher in 2005 than 2004, but still below the estimated 2005 Phase-out Prices. Because oil prices were substantially below the 2004 estimated Phase-out Price, there was no phase-out for 2004 and management anticipates there will be no phase-out for 2005. Management estimates that the Market Wellhead Price in 2006 would need to average approximately $53.75 to start a phase-out and average approximately $67.50 for a complete phase-out. The commonly reported crude oil price of futures contracts traded on the New York Mercantile Exchange (NYMEX Price) for 2006 averaged $65.41 through January 30. The NYMEX Price averaged $6.11 above the Market Wellhead Price for the ten-month period ended October 31, 2005. There can be no assurance that future oil prices will average under future phase-out levels. Should Gallagher or its partners anticipate that oil prices may reach the range of Phase-out Prices in 2006, some or all of Gallagher’s IRC Section 29 operations may be curtailed.

Using the information in the preceding paragraph, for calendar year 2006, Gallagher estimates that the commonly reported crude oil price NYMEX Price) would need to average approximately $60.00 per barrel for calendar year 2006 for any phase-out to begin and average approximately $74.00 per barrel for calendar year 2006 for a complete phase-out.

During 2006, Gallagher will monitor the NYMEX Price and decide if it should continue to produce Syn/Coal. Gallagher’s evaluation, in part, will be based on the following:

(a)	If Gallagher believes the 2006 price of oil will average below the phase-out price and decides to continue its current Syn/Coal production schedule, Gallagher estimates the Financial Services Segment would expect to report a pretax loss of approximately $20.0 million to $25.0 million for 2006. Gallagher’s overall tax rate would be approximately 23.0% to 25.0% for 2006.

(b)	If Gallagher believes the 2006 price of oil will average above the phase-out price and decides to idle its Syn/Coal facilities, Gallagher estimates the Financial Services Segment could report a maximum one-time non-cash pretax charge of approximately $18.0 million related to an impairment charge on these facilities and other related assets. In addition, if the Syn/Coal facilities remain idle for all of 2006, Gallagher estimates the Financial Services Segment would expect to report a pretax loss of approximately $5.0 million to $10.0 million for 2006. Gallagher’s overall tax rate would be approximately 39.0% to 41.0% for full year 2006.

(c)	Gallagher is currently exploring certain financial transactions and/or operating strategies that, if pursued, are designed to produce results for the Financial Services Segment and Gallagher’s overall tax rate between scenarios (a) and (b) above.

The following table illustrates the impact on earnings from continuing operations and earnings from continuing operations per share for the years ended December 31, 2005, 2004 and 2003, if Gallagher had curtailed all IRC Section 29-related operations as of January 1, 2003. This illustration is prepared for comparative purposes only and does not purport to be indicative of past or future operating results. A summary of the pro forma impact is as follows (in millions, except per share data):

	Year Ended December 31,
	2005	2004	2003
Pretax earnings (loss) from continuing operations, as reported	$(2.8)	$237.3	$192.8
Pro forma pretax adjustment for IRC Section 29 operations	5.7	(6.5)	(11.9)

Pro forma pretax earnings (loss) from continuing operations	2.9	230.8	180.9
Pro forma income tax provision assuming a 40.0% effective rate	1.2	92.3	72.4

Pro forma earnings from continuing operations	$1.7	$138.5	$108.5

Diluted earnings from continuing operations per share - pro forma	$0.02	$1.46	$1.16

Gallagher is an investor in a privately-owned, multi-pollutant reduction venture, Chem-Mod LLC (Chem-Mod) which possesses rights, information and technology for the reduction of unwanted emissions created during the combustion of coal. As reported by Chem-Mod in a press release dated February 8, 2006, Chem-Mod has developed and is the exclusive licensee of a new proprietary emissions technology it refers to as The Chem-Mod™ Solution, which uses a dual injection sorbent system to reduce mercury, sulfur dioxide and other toxic emissions at coal-fired power plants. Substantial testing of The Chem-Mod™ Solution has been completed both in a laboratory environment and at three full-scale commercial power plants, all yielding positive test results. Although Chem-Mod is in the early stages of commercializing the technology, the principal potential market for The Chem-Mod™ Solution is coal-fired power plants owned by utility companies. Chem-Mod has indicated publicly that it believes The Chem-Mod™ Solution is a more cost-effective technology for reducing emissions in a manner consistent with the Environmental Protection Agency’s Clean Air Mercury Rules than other technologies currently in the marketplace. Gallagher, through two wholly-owned subsidiaries, currently owns a 10% equity interest in Chem-Mod, an option to acquire an additional 32% indirect equity interest in Chem-Mod and owns a 20% equity interest in Chem-Mod International LLC, an entity formed to commercialize The Chem-Mod™ Solution outside the U.S. and Canada (the Chem-Mod Interests). Gallagher first began providing funding to Chem-Mod in June 2004. Currently, Gallagher’s carrying value with respect to its Chem-Mod Interests is approximately $0.6 million. Gallagher also has additional funding commitments of approximately $0.7 million. Gallagher’s option to acquire the additional 32% indirect equity interest in Chem-Mod is exercisable at any time on or prior to December 31, 2007 at an exercise price of $11.0 million. Chem-Mod and its equityholders have retained an investment banking firm to help evaluate a variety of strategies to maximize value for Chem-Mod’s equityholders, including a potential sale. However, there are a number of variables surrounding such strategies, particularly in light of the early stage of Chem-Mod’s commercialization efforts. While Gallagher currently believes that its Chem-Mod Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

Financial Condition and Liquidity

Cash Provided by Operations - Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations. The insurance brokerage industry is not capital intensive. Historically, Gallagher’s capital requirements have primarily included dividend payments on its common stock, repurchases of its common stock, funding of its investments, acquisitions of brokerage and risk management operations and capital expenditures. The capital used to fund Gallagher’s investment portfolio was primarily generated from the excess cash provided by its operations and tax savings generated from tax advantaged investments. During 2003, Gallagher decided to withdraw virtually all continued support for its venture capital investments and to liquidate its trading securities portfolio. As a result, since 2003 the capital requirements for funding Gallagher’s investments have decreased dramatically.

It was anticipated that the litigation and retail contingent commission related matters would have a substantial negative impact on Gallagher’s net cash provided by operating activities in 2005. Such matters are likely to continue to have a substantial unfavorable impact in 2006. As previously discussed, AJGFS has been in the process of reducing its ownership interests in its non-tax advantaged investments, and in 2005, that process was accelerated in anticipation of payments that were needed to be made as a result of the Headwaters litigation matter. The liquidation of AJGFS’ investments along with positive net cash flows from AJGFS’ operating activities provided enough liquidity to fund the payments related to Headwaters litigation matters. Gallagher anticipates that any contingent commission matters in 2006 will be funded by net cash flows from operating activities. If net cash flows from operating activities do not provide the necessary cash flow to cover the contingent commission matters, then Gallagher can use borrowings under its Credit Agreement to meet its short-term cash flow needs.

Gallagher’s ability to meet its future cash requirements related to the payments of dividends on its common stock and the repurchases of its common stock substantially depends upon its ability to generate positive cash flows from its operating activities. Cash provided by operating activities was $188.8 million, $277.2 million and $228.9 million for 2005, 2004 and 2003, respectively. The decrease in cash provided by operating activities in 2005 compared to 2004 was primarily due to the $50.0 million payment to Headwaters made in May 2005 related to first quarter 2005 litigation charge of $131.0 million and to Gallagher’s $24.5 million funding of the pension plan during 2005. On January 4, 2006, in accordance with the modified licensing agreement, AJGFS paid $75.5 million to Headwaters related to first quarter 2005 litigation charge. The retail contingent commission related matters charge of $73.6 million and the claims handling obligations charge of $15.0 million did not have a significant impact on cash provided by operating activities in 2005, as the vast majority of these charges were non-cash in 2005. On January 12, 2006, Gallagher paid $26.9 million into a fund to be distributed to certain eligible policyholder clients under the AVC. The increase in cash provided by operating activities in 2004 compared to 2003 was primarily due to the increase in net earnings. In addition, the liquidation of the majority of the trading securities portfolio during 2003 contributed to the increase in cash provided by operating activities in 2003. Gallagher’s cash flows from operating activities are primarily derived from its earnings from continuing operations, as adjusted for realized gains and losses and its noncash expenses, which include depreciation, amortization, deferred compensation, restricted stock and stock-based compensation expenses. When assessing the overall liquidity of Gallagher, the focus should be on earnings from continuing operations, adjusted for noncash items, in the statement of earnings and cash provided by operating activities in the statement of cash flows as indicators of trends in liquidity. From a balance sheet perspective, the focus should not be on premium and fees receivable, premiums payable or restricted cash for trends in liquidity. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows provided by operations will vary substantially from quarter-to-quarter and year-to-year related to these items. In addition, funds restricted as to Gallagher’s use, premiums and clients’ claim funds held as fiduciary funds, are presented in Gallagher’s consolidated balance sheet as “Restricted cash” and have not been included in determining Gallagher’s overall liquidity. In order to consider these items in assessing trends in liquidity for Gallagher, they should be looked at in a combined manner, because changes in these balances are interrelated and are based on the timing of premium movement. In assessing the overall liquidity of Gallagher from a balance sheet perspective, it should be noted that at December 31, 2005, Gallagher had no Corporate related borrowings outstanding, a cash and cash equivalent balance of $317.8 million and tangible net worth of $350.9 million. Gallagher has a $450.0 million unsecured multicurrency credit agreement (Credit Agreement) it can use from time-to-time to borrow funds to supplement operating cash flows. Due to outstanding letters of credit, $417.8 million remained available for potential borrowings at December 31, 2005. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2005.

Except for 2005, Gallagher’s earnings from continuing operations have increased every year since 1991. In 2005, earnings from continuing operations were adversely impacted by charges incurred for the litigation and retail contingent commission related matters and the claims handling obligations. Gallagher expects the historically favorable trend in earnings from continuing operations to continue in the foreseeable future because it intends to continue to expand its business through organic growth from existing operations and growth through acquisitions. Acquisitions allow Gallagher to expand into desirable businesses and geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. However, management has no plans to substantially change the nature of the services performed by Gallagher. Gallagher believes that it has the ability to adequately fund future acquisitions through the use of cash and/or its common stock.

Another source of liquidity to Gallagher is the issuance of its common stock related to its stock option and employee stock purchase plans. Gallagher has four stock option plans for directors, officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant and generally become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. In addition, Gallagher has an employee stock purchase plan which allows Gallagher’s employees to purchase its common stock at 85% of its fair market value. Proceeds from the issuance of its common stock related to these plans have contributed favorably to net cash provided by financing activities and Gallagher believes this favorable trend will continue in the foreseeable future.

Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and investing requirements, it would use borrowings under its Credit Agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives would include raising capital through public or private markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, Gallagher has historically been profitable and cash flows from operations and short-term borrowings under its Credit Agreement have been sufficient to fund Gallagher’s operating, investment and capital expenditure needs. Gallagher expects this favorable cash flow trend to continue in the foreseeable future.

Dividends - In 2005 Gallagher declared $106.1 million in cash dividends on its common stock, or $1.12 per common share. Gallagher’s dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher’s available cash from earnings and its anticipated cash needs. On January 13, 2006, Gallagher paid a fourth quarter dividend of $.28 per common share to shareholders of record at December 31, 2005, a 12% increase over the fourth quarter dividend per share in 2004. On January 26, 2006, Gallagher announced an increase in its quarterly dividend for the first quarter of 2006 from $.28 to $.30 per common share, a 7.1% increase over 2005. If each quarterly dividend in 2006 is $.30 per common share, this increase in the dividend will result in an annualized increase in the net cash used by financing activities in 2006 of approximately $8.0 million.

Capital Expenditures - Net capital expenditures were $22.8 million, $29.0 million and $25.3 million for 2005, 2004 and 2003, respectively. Capital expenditures by Gallagher are related primarily to office relocations and expansions and updating computer systems and equipment. In 2006, Gallagher expects total expenditures for capital improvements to be approximately $30.0 million.

Common Stock Repurchases - Gallagher has a common stock repurchase plan that has been approved by the Board of Directors. Gallagher did not repurchase any shares under the plan in 2005. Under the plan, Gallagher repurchased 1.8 million shares at a cost of $56.2 million and 2.9 million shares at a cost of $80.8 million in 2004 and 2003, respectively. The reduction in shares repurchased in 2005 as compared to 2004 was primarily due to anticipated cash needs to fund the Headwaters and AVC related payments in 2005 and 2006. The reduction in shares repurchased in 2004 as compared to 2003 was due to increased cash used for acquisitions in 2004. Repurchased shares are held for reissuance in connection with its equity compensation and stock option plans. Under the provisions of the repurchase plan, as of December 31, 2005, Gallagher was authorized to repurchase approximately 5.0 million additional shares. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time. The common stock repurchases reported in the consolidated statement of cash flows for 2005 represent 76,000 shares (at a cost of $2.2 million) that were repurchased by Gallagher to cover employee income tax withholding obligations in connection with 2005 restricted stock distributions.

Acquisitions - Cash paid for acquisitions, net of cash acquired, was $32.9 million, $112.8 million and $28.7 million in 2005, 2004 and 2003, respectively. While stock is Gallagher’s preferred “currency” for acquisitions, cash in lieu of stock was used in order to complete a significant portion of the acquisitions in 2005 and 2004. The increased use of cash for acquisitions in 2004 correlates with the reduction in common stock repurchases in 2005 and 2004. Gallagher completed ten, nineteen and fourteen acquisitions in 2005, 2004 and 2003, respectively.

During 2005, Gallagher issued 0.4 million shares of its common stock and paid $1.8 million in cash and accrued $2.7 million in current liabilities related to earnout obligations of eight acquisitions made prior to 2005 and recorded additional goodwill of $15.3 million. During 2004, Gallagher paid $2.3 million in cash related to earnout obligations of three acquisitions made prior to 2004 and recorded additional goodwill and expiration lists of $1.8 million and $0.5 million, respectively. During 2003, Gallagher issued 0.3 million shares to settle a contingent earnout obligation related to one acquisition made prior to 2003 and recorded additional goodwill of $7.9 million.

Dispositions - In first quarter 2005, Gallagher entered into an agreement to sell the net assets of Northshore International Insurance Services (NiiS), a medical claims management and auditing services provider, for cash of $4.8 million. Gallagher recognized a pretax loss of $12.7 million ($12.3 million after tax loss) in first quarter 2005 in connection with the sale. Also, in first quarter 2005, Gallagher entered into an agreement to sell all of the stock of Gallagher Benefit Administrators, Inc. (GBA), a third party employee benefit claim payment administrator, for cash of $9.2 million and a promissory note in the amount of $4.4 million. Gallagher recognized a pretax gain of $9.6 million ($6.8 million after tax gain) in first quarter 2005 in connection with the sale. The promissory note has a 10% fixed rate of interest, with interest only payments payable monthly through August 22, 2007, when the note matures. In second quarter 2005, Gallagher sold its ownership interests in the limited partnership that owns the Florida Community Development investment. Pursuant to the transaction, Gallagher received cash of $25.7 million and recorded a pretax gain of $12.6 million ($7.6 million after tax gain) in second quarter 2005 in connection with the sale. See Note 5 to the Consolidated Financial Statements for an additional discussion on the 2005 business dispositions.

In fourth quarter 2005, Gallagher began to explore opportunities to sell its home office land and building. If a sale occurs, Gallagher expects to sell the building for an amount approximately equal to its net book value. However, under GAAP, if Gallagher incurs a loss on the sale, the loss will be reflected in the consolidated statement of earnings, while any gain would be deferred and amortized as a reduction of future rent expense over the remaining term of the lease.

Contractual Obligations and Commitments

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as funding commitments and financial guarantees. See Notes 3, 8 and 17 to the Consolidated Financial Statements for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to its Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2005 are as follows (in millions):

	Payments Due by Period
Contractual Obligations	2006	2007	2008	2009	2010	Thereafter	Total

Credit Agreement	$-	$-	$-	$-	$-	$-	$-
Investment related borrowings:
Home office mortgage loan	0.9	1.1	74.1	-	-	-	76.1
Airplane leasing company debt	1.9	2.1	2.2	2.3	2.5	18.9	29.9
Syn/Coal facility purchase note	2.5	3.5	0.9	-	-	-	6.9

Total debt Obligations	5.3	6.7	77.2	2.3	2.5	18.9	112.9
Operating lease obligations	57.0	49.4	42.2	34.9	29.5	40.7	253.7
Net Syn/Coal purchase commitments	4.6	3.0	-	-	-	-	7.6
Outstanding purchase obligations	4.9	-	-	-	-	-	4.9

Total contractual obligations	$71.8	$59.1	$119.4	$37.2	$32.0	$59.6	$379.1

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $450.0 million Credit Agreement it uses to standby or commercial letters of credit (LOCs) and that it can use from time-to-time to borrow funds to supplement operating cash flows. At December 31, 2005, $32.2 million of LOCs (of which Gallagher has $9.0 million of liabilities recorded as of December 31, 2005) were outstanding under the Credit Agreement, which primarily related to Gallagher’s investments as discussed in Note 3 to the Consolidated Financial Statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2005. Accordingly, as of December 31, 2005, $417.8 million remained available for potential borrowings, of which $92.8 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 8 to the Consolidated Financial Statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Notes 3 and 8 to the Consolidated Financial Statements, at December 31, 2005, the accompanying balance sheet includes $112.9 million of borrowings related to Gallagher’s investment related enterprises of which $3.0 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

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

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2005. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Arrangements

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding LOCs, financial guarantees and funding commitments as of December 31, 2005 are as follows (in millions):

Off-Balance Sheet Commitments	Amount of Commitment Expiration by Period						Total Amounts Committed
	2006	2007	2008	2009	2010	Thereafter
Investment related:
Letters of credit	$-	$-	$-	$-	$-	$23.7	$23.7
Funding commitments	0.7	0.6	-	-	-	-	1.3

Total commitments	$0.7	$0.6	$-	$-	$-	$23.7	$25.0

At December 31, 2005, Gallagher had no off-balance sheet commitments related to its Brokerage or Risk Management operations. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Notes 3 and 17 to the Consolidated Financial Statements for a discussion of Gallagher’s outstanding LOCs, financial guarantees and funding commitments. All of the LOCs represent multiple year commitments and have annual, automatic renewing provisions and are classified by the latest commitment date.

During the period from January 1, 2002 to December 31, 2005, Gallagher acquired fifty-three companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2005 acquisitions are disclosed in Note 4 to the Consolidated Financial Statements. These earnout obligations represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout obligations outstanding as of December 31, 2005 related to acquisitions made by Gallagher in the period from 2002 to 2005 was $84.4 million.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher’s consolidated balance sheet at December 31, 2005 and 2004. The December 31, 2005 and 2004 balance sheets of several of these unconsolidated investments contain outstanding debt, which are also not required to be included in Gallagher’s consolidated balance sheet.

In certain cases, Gallagher guarantees a portion of the enterprises’ debt. Based on the ownership structure of these investments, management believes that Gallagher’s exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, LOCs and financial guarantees. In the event that certain of these enterprises were to default on their debt obligations and Gallagher’s net carrying value became impaired, the amount to be impaired could have a material effect on Gallagher’s consolidated operating results and/or financial position. See Notes 3 and 17 to the Consolidated Financial Statements.

In addition to obligations and commitments related to Gallagher’s investing activities discussed above, at December 31, 2005, Gallagher has posted an LOC of $5.5 million for the benefit of an insurance company related to Gallagher’s self-insurance deductibles, for which it has a recorded liability of $6.0 million.

Quantitative and Qualitative Disclosure about Market Risk

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2005 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher’s view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher’s consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher’s estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher’s invested assets are primarily held as cash and cash equivalents, which are subject to various market risk exposures such as interest rate risk. The fair value of Gallagher’s cash and cash equivalents investment portfolio at December 31, 2005 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2005.

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

At December 31, 2005, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would likely approximate their carrying value due to their short-term duration and variable interest rates. The market risk would be estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher’s weighted average short-term borrowing rate at December 31, 2005 and the resulting fair values would not be materially different from its carrying value.

Gallagher is subject to foreign currency exchange rate risk primarily from its U.K. based subsidiaries that incur expenses denominated primarily in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Foreign currency gains (losses) related to this market risk are recorded in earnings from continuing operations before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2005 (a weakening of the U.S. dollar), earnings from continuing operations before income taxes would decrease by approximately $9.9 million. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. Gallagher attempts to manage the balance sheet of its foreign subsidiaries in such a manner that foreign liabilities are matched with equal foreign assets thereby maintaining a “balanced book” which minimizes the effects of currency fluctuations. Historically, Gallagher has not entered into derivatives or other similar financial instruments for hedging, trading or speculative purposes. However, with respect to managing foreign currency exchange rate risk, Gallagher engaged a consultant in the latter part of 2004 to explore foreign currency hedging strategies. Based on the recommendations of the consultant, Gallagher implemented a foreign currency hedging strategy in 2005, the impact of which was not material to Gallagher’s Consolidated Financial Statements for 2005.

Arthur J. Gallagher & Co.

Consolidated Statement of Earnings

(In millions, except per share data)

	Year Ended December 31,
	2005	2004	2003
Commissions	$784.3	$726.8	$676.2
Retail contingent commissions	28.8	33.8	29.3
Fees	537.5	490.0	418.7
Investment income - fiduciary funds	20.8	15.1	8.3
Investment income - all other	108.9	163.2	113.1
Investment gains (losses)	3.6	8.1	(24.5)

Total revenues	1,483.9	1,437.0	1,221.1

Compensation	789.9	714.8	638.1
Operating	322.3	267.9	251.8
Investment expenses	104.9	157.1	92.0
Interest	11.6	9.5	8.0
Depreciation	32.7	32.7	29.3
Amortization	20.7	17.7	9.1
Litigation related matters	131.0	-	-
Retail contingent commission related matters	73.6	-	-

Total expenses	1,486.7	1,199.7	1,028.3

Earnings (loss) from continuing operations before income taxes	(2.8)	237.3	192.8
Provision (benefit) for income taxes	(31.4)	47.8	46.9

Earnings from continuing operations	28.6	189.5	145.9

Discontinued operations:
Earnings (loss) from discontinued operations before income taxes	0.2	(1.8)	0.5
Gain on disposal of operations	9.5	-	-
Provision (benefit) for income taxes	7.5	(0.8)	0.2

Earnings (loss) from discontinued operations	2.2	(1.0)	0.3

Net earnings	$30.8	$188.5	$146.2

Basic net earnings (loss) per share:
Earnings from continuing operations	$.30	$2.07	$1.63
Earnings (loss) from discontinued operations	.03	(.01)	-

Net earnings	$.33	$2.06	$1.63

Diluted net earnings (loss) per share:
Earnings from continuing operations	$.30	$2.00	$1.57
Earnings (loss) from discontinued operations	.02	(.01)	-

Net earnings	$.32	$1.99	$1.57

Dividends declared per common share	$1.12	$1.00	$.72

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Balance Sheet

(In millions)

	December 31,
	2005	2004
Cash and cash equivalents	$317.8	$224.6
Restricted cash	518.3	488.9
Unconsolidated investments - current	43.2	26.0
Premiums and fees receivable	1,396.8	1,350.9
Other current assets	125.7	132.8

Total current assets	2,401.8	2,223.2

Unconsolidated investments - noncurrent	68.6	132.4
Fixed assets related to consolidated investments - net	126.0	195.6
Other fixed assets - net	59.1	63.4
Deferred income taxes	236.1	184.8
Other noncurrent assets	79.7	59.7
Goodwill - net	245.7	219.0
Amortizable intangible assets - net	172.5	155.2

Total assets	$3,389.5	$3,233.3

Premiums payable to insurance and reinsurance companies	$1,917.4	$1,838.9
Accrued compensation and other accrued liabilities	378.3	258.4
Unearned fees	35.7	25.4
Income taxes payable	24.6	24.8
Other current liabilities	25.0	18.6
Corporate related borrowings	-	-
Investment related borrowings - current	5.3	41.4

Total current liabilities	2,386.3	2,207.5

Investment related borrowings - noncurrent	107.6	140.0
Other noncurrent liabilities	126.5	124.8

Total liabilities	2,620.4	2,472.3

Stockholders' equity:
Common stock - issued and outstanding 95.7 shares in 2005 and 92.1 shares in 2004	95.7	92.1
Capital in excess of par value	236.1	146.4
Retained earnings	463.7	539.0
Unearned deferred compensation	(14.5)	(12.2)
Unearned restricted stock	(5.3)	(4.3)
Accumulated other comprehensive loss	(6.6)	-

Total stockholders' equity	769.1	761.0

Total liabilities and stockholders' equity	$3,389.5	$3,233.3

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Cash Flows

(In millions)

	Year Ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Earnings from continuing operations	$28.6	$189.5	$145.9
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Net (gain) loss on investments and other	(3.6)	(8.1)	25.0
Gain on sales of operations	-	-	(2.5)
Depreciation and amortization	53.4	53.3	41.1
Amortization of deferred compensation and restricted stock	7.1	10.0	7.6
Stock-based compensation expense	8.9	5.6	1.8
Increase in restricted cash	(29.4)	(51.3)	(181.3)
Increase in premiums receivable	(51.0)	(32.8)	(68.3)
Increase in premiums payable	67.2	61.8	212.7
Decrease in trading securities - net	-	5.9	55.5
Decrease (increase) in other current assets	6.9	22.6	(37.4)
Increase in accrued compensation and other accrued liabilities	105.6	45.4	33.1
Net change in fees receivable/unearned fees	14.9	(9.7)	1.8
Net change in income taxes payable	(0.2)	0.5	12.2
Tax benefit from issuance of common stock	10.6	17.6	14.1
Net change in deferred income taxes	(84.0)	(45.9)	(32.1)
Other	61.1	13.8	(0.5)

Net cash provided by operating activities of continuing operations	196.1	278.2	228.7
Earnings (loss) from discontinued operations	2.2	(1.0)	0.3
Net gain on sales of discontinued operations	(9.5)	-	-

Net cash provided by operating activities	188.8	277.2	229.0

Cash flows from investing activities:
Net additions to fixed assets	(22.8)	(29.0)	(25.3)
Cash paid for acquisitions, net of cash acquired	(32.9)	(112.8)	(28.7)
Proceeds from sales of discontinued operations	37.6	-	-
Proceeds from sales of operations	-	-	4.2
Other	3.5	2.8	4.0

Net cash used by investing activities	(14.6)	(139.0)	(45.8)

Cash flows from financing activities:
Proceeds from issuance of common stock	28.1	30.6	23.7
Repurchases of common stock	(2.2)	(56.2)	(80.8)
Dividends paid	(102.3)	(84.9)	(61.9)
Borrowings on line of credit facilities	1.9	12.9	36.3
Repayments on line of credit facilities	(0.1)	-	(56.5)
Borrowings of long-term debt	0.1	-	-
Repayments of long-term debt	(6.5)	(9.6)	(3.0)

Net cash used by financing activities	(81.0)	(107.2)	(142.2)

Net increase in cash and cash equivalents	93.2	31.0	41.0
Cash and cash equivalents at beginning of year	224.6	193.6	152.6

Cash and cash equivalents at end of year	$317.8	$224.6	$193.6

Supplemental disclosures of cash flow information:
Interest paid	$12.7	$11.5	$9.2
Income taxes paid	47.0	71.3	50.0

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Stockholders’ Equity

(In millions)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Unearned Deferred Comp	Unearned Restricted Stock	Accum Other Comp Loss	Total
	Shares	Amount
Balance at December 31, 2002	88.5	$88.5	$92.7	$361.0	$(6.5)	$(7.5)	$-	$528.2
Comprehensive and net earnings	-	-	-	146.2	-	-	-	146.2
Compensation expense related to stock option plan grants	-	-	1.8	-	-	-	-	1.8
Tax benefit from issuance of common stock	-	-	14.1	-	-	-	-	14.1
Common stock issued in:
Twelve purchase transactions	1.6	1.6	41.5	-	-	-	-	43.1
Stock option plans	2.1	2.1	18.0	-	-	-	-	20.1
Employee stock purchase plan	0.2	0.2	3.5	-	-	-	-	3.7
Deferred compensation	0.2	0.2	4.3	-	(3.1)	-	-	1.4
Restricted stock	0.3	0.3	7.5	-	-	(1.6)	-	6.2
Common stock repurchases	(2.9)	(2.9)	(77.9)	-	-	-	-	(80.8)
Cash dividends declared on common stock	-	-	-	(64.9)	-	-	-	(64.9)

Balance at December 31, 2003	90.0	90.0	105.5	442.3	(9.6)	(9.1)	-	619.1
Comprehensive and net earnings	-	-	-	188.5	-	-	-	188.5
Compensation expense related to stock option plan grants	-	-	5.6	-	-	-	-	5.6
Tax benefit from issuance of common stock	-	-	17.6	-	-	-	-	17.6
Common stock issued in:
Twelve purchase transactions	1.2	1.2	36.4	-	-	-	-	37.6
Stock option plans	2.2	2.2	20.2	-	-	-	-	22.4
Employee stock purchase plan	0.3	0.3	7.9	-	-	-	-	8.2
Deferred compensation	0.1	0.1	4.2	-	(2.6)	-	-	1.7
Restricted stock	0.1	0.1	3.4	-	-	4.8	-	8.3
Common stock repurchases	(1.8)	(1.8)	(54.4)	-	-	-	-	(56.2)
Cash dividends declared on common stock	-	-	-	(91.8)	-	-	-	(91.8)

Balance at December 31, 2004	92.1	92.1	146.4	539.0	(12.2)	(4.3)	-	761.0
Net earnings	-	-	-	30.8	-	-	-	30.8
Increase in minimum liability of pension plan, net of taxes	-	-	-	-	-	-	(6.2)	(6.2)
Unrealized loss on foreign currency hedge, net of taxes	-	-	-	-	-	-	(0.4)	(0.4)

Comprehensive earnings								24.2
Compensation expense related to stock option plan grants	-	-	8.9	-	-	-	-	8.9
Tax benefit from issuance of common stock	-	-	10.6	-	-	-	-	10.6
Common stock issued in:
Eleven purchase transactions	1.3	1.3	36.1	-	-	-	-	37.4
Stock option plans	1.6	1.6	17.8	-	-	-	-	19.4
Employee stock purchase plan	0.4	0.4	8.3	-	-	-	-	8.7
Deferred compensation	0.2	0.2	4.4	-	(2.3)	-	-	2.3
Restricted stock	0.2	0.2	5.7	-		(1.0)	-	4.9
Common stock repurchases	(0.1)	(0.1)	(2.1)	-	-	-	-	(2.2)
Cash dividends declared on common stock	-	-	-	(106.1)	-	-	-	(106.1)

Balance at December 31, 2005	95.7	$95.7	$236.1	$463.7	$(14.5)	$(5.3)	$(6.6)	$769.1

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Notes to Consolidated Financial Statements

December 31, 2005

1.    Summary of Significant Accounting Policies

Nature of Operations - Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or human resource/employee benefit market. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes fiduciary funds, tax advantaged investments, real estate partnerships and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in 120 countries globally through a network of correspondent brokers and consultants.

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Substantially all of Gallagher’s investments in partially owned entities in which Gallagher’s ownership is less than 50% are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher’s ownership interest and the applicable ownership percentage of the entity. See Note 3 for a discussion on a partially owned entity in which Gallagher’s ownership percentage was 5% that had been consolidated in 2003 and unconsolidated in 2004 under FIN 46 rules. For partially owned entities accounted for using the equity method, Gallagher’s share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years’ financial statements in order to conform to the current year presentation.

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

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carriers. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers to the insureds generally relate to a large number of small premium P/C transactions and a substantial portion of the revenues generated by Gallagher’s employee benefit operations. Under these direct bill arrangements the billing and policy issuance process is controlled entirely by the insurance carrier. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

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

Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $4.9 million and $4.5 million at December 31, 2005 and 2004, respectively, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year-end. The allowance for doubtful accounts was $6.7 million and $3.0 million at December 31, 2005 and 2004, respectively. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

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

Claims Handling Obligations - Based on recent legal interpretations and accounting guidance issued by the Institute of Chartered Accountants in the U.K., Gallagher reassessed its obligations to provide future claims handling and certain administrative services for reinsurance brokerage clients. This guidance, which is referred to as FRS 5, was first applicable in 2004 and is specifically directed to insurance brokers engaged in the industry practice of providing clients future claims handling and administrative services. Based on a detailed review of its reinsurance brokerage operations in both the U.S. and U.K. that was completed in fourth quarter 2005, its current accounting practices for these operations and recent legal interpretations, Gallagher determined that under certain circumstances, it is obligated to provide future claims handling and certain administrative services based on its current business practices. Accordingly, a liability of $15.0 million has been accrued in the accompanying December 31, 2005 consolidated balance sheet based on the estimated costs to provide these future services to former clients. This liability is based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of this liability and will make adjustments as necessary. The use of different estimates or assumptions could produce different results.

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

Restricted Cash - In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher and are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher’s subsidiaries operate. Various state and foreign agencies regulate insurance brokers and provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is reported as interest income from fiduciary funds in the accompanying consolidated statement of earnings. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheet, with the related liability reported as premiums payable to insurance carriers. Additionally, several of Gallagher’s foreign subsidiaries are required by various foreign agencies to meet certain liquidity and solvency requirements. Gallagher was in compliance with these requirements at December 31, 2005.

Related to its third party administration business, Gallagher is responsible for client claim funds that it holds in a fiduciary capacity. Gallagher does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Investments - For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no impairment may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that an impairment is required, it is recorded as a realized loss against current period earnings.

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

Useful Life
Furniture and equipment	Three to ten years
Buildings and improvements	Three to forty years
Airplanes of a consolidated leasing company	Fifteen years
Syn/Coal equipment	Monthly pro rata basis through December 2007
Leasehold improvements	Lesser of remaining life of the asset or life of lease

Intangible Assets - Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization in the accompanying consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. No such indicators were noted in 2005 and 2003. Based on the results of an impairment review in 2004, Gallagher wrote-off $1.8 million of amortizable assets in second quarter 2004. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Income Taxes - Deferred income tax has been provided for the effect of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Stock-Based Compensation - In 2003, Gallagher adopted the fair value method of accounting for employee stock options pursuant to Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” and SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, An Amendment of SFAS No. 123.” Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded in 2002 and prior years. The change to the fair value method of accounting is being applied prospectively to all stock option awards granted, modified, or settled after January 1, 2003 and to all employee stock purchases made during 2005, 2004 and 2003 through participation in Gallagher’s employee stock purchase plan. During 2005, 2004 and 2003, Gallagher recognized $8.9 million, $5.6 million and $1.8 million, respectively, of compensation expense related to its stock option plans and its employee stock purchase plan.

At December 31, 2005, Gallagher had four stock option plans, which are described more fully in Note 11. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. For all options granted prior to January 1, 2003, Gallagher continues to account for stock option grants under the recognition and measurement principles of APB 25 and related Interpretations and, accordingly, recognizes no compensation expense for these stock options granted to employees. The following table illustrates the effect on earnings from continuing operations and earnings from continuing operations per share if Gallagher had consistently applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation (in millions):

	Year Ended December 31,
	2005	2004	2003
Earnings from continuing operations - as reported	$28.6	$189.5	$145.9
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	6.9	4.5	1.4
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards (see Note 11), net of related tax effects	(10.0)	(8.0)	(5.5)

Pro forma net earnings	$25.5	$186.0	$141.8

Basic earnings from continuing operations per share - as reported	$.30	$2.07	$1.63
Basic earnings from continuing operations per share - pro forma	.27	2.03	1.58
Diluted earnings from continuing operations per share - as reported	.30	2.00	1.57
Diluted earnings from continuing operations per share - pro forma	.27	1.97	1.54

As presented in the table above, had Gallagher applied the fair value recognition provisions of SFAS 123 to the 2002 and prior stock options grants, diluted net earnings per share as reported would have been reduced by $.03 in 2005, 2004 and 2003. The pro forma disclosures above only include the effect of options granted in the period from January 1, 1995 to December 31, 2005. Accordingly, the effects of applying the SFAS 123 pro forma disclosures to future periods may not be indicative of future results.

Fair Value of Financial Instruments - The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance carriers, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2005 and 2004, approximate fair value because of the short maturity of these instruments. Fair values for other investments and notes receivable are disclosed in Note 3. The carrying amounts of borrowings outstanding under Gallagher’s $450.0 million unsecured multicurrency credit agreement (Credit Agreement) and other debt agreements listed in Note 8 approximate their fair values at December 31, 2005 because the borrowings are at floating interest rates or the rates are not significantly different from the prevailing market rates.

2.    Effect of New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No.123 (revised 2004) (SFAS 123(R)), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” and amends SFAS 95, “Statement of Cash Flows.” Generally, the approach to accounting for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123, which, as discussed in Notes 1 and 11, Gallagher adopted on a prospective basis in 2003. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options (for all grant years), to be recognized in the financial statements over the vesting period based on their grant date fair values. Pro forma disclosure is no longer an alternative to financial statement recognition for years prior to January 1, 2003. SFAS 123(R) is effective for public companies at the beginning of the next fiscal year beginning after June 15, 2005. Thus, Gallagher must adopt SFAS 123(R) no later than January 1, 2006.

SFAS 123(R) permits public companies to account for share-based payments using one of two methods: modified-prospective method or modified-retrospective method. The modified-prospective method is similar to the modified-prospective method described in SFAS 148, “Accounting for Stock-Based Compensation - Transition and Disclosure, An Amendment of SFAS 123.” Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Under the modified-retrospective method, which includes the requirements of the modified prospective method described above, companies are permitted to restate, based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

Gallagher plans to adopt SFAS 123(R) effective on January 1, 2006, but has not yet determined what method it will use to account for share-based payments made to employees. In 2005, 2004 and 2003, Gallagher used the fair-value-based method to account for all employee stock options granted subsequent to January 1, 2003. In addition, Gallagher used the Black-Scholes formula to estimate the value of stock options granted to employees and expects to continue to use this acceptable option valuation model upon the required adoption of SFAS 123(R). Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Gallagher adopted SFAS 123 using the prospective method, which applied only to awards granted, modified or settled after the adoption date, compensation cost for some previously granted awards that were not recognized under SFAS 123 will be recognized under SFAS 123(R). Thus, Gallagher will have to apply the provisions of SFAS 123(R) to all unvested awards granted prior to the adoption of SFAS 123 (prior to January 1, 2003) for recognition of share-based payments to employees. However, had Gallagher adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net earnings and earnings per share in Note 1. In 2006, Gallagher expects to incur $5.4 million of additional stock based compensation expense due to the adoption of SFAS 123(R) related to the vesting in 2006 of options granted prior to January 1, 2003.

SFAS 123(R) requires that compensation cost be recognized for unvested awards over the period through the date that the employee is no longer required to provide future services to earn the award, rather than over the explicit service period. Accordingly, Gallagher will adjust its existing policy for recognizing compensation cost to coincide with the date that the employee is eligible to retire, rather than the actual retirement date, for all options granted subsequent to January 1, 2006.

SFAS 123(R) also requires the benefits of tax deductions in excess of compensation amounts recognized for book purposes, to be reported as a financing cash flow rather than as an operating cash flow as required under current rules. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. Gallagher cannot estimate what those amounts will be in the future because they depend on, among other things, when employees exercise stock options. The amount of operating cash flows recognized in prior periods for such excess tax deductions was $10.6 million, $17.6 million and $14.1 million in 2005, 2004 and 2003, respectively.

3.    Investments

The following is a summary of Gallagher’s other investments and the related outstanding letters of credit (LOCs), financial guarantees and funding commitments (in millions):

					December 31, 2005
	December 31, 2005		December 31, 2004		LOCs & Financial Guarantees	Funding Commitments
Unconsolidated Investments:	Current	Noncurrent	Current	Noncurrent
Direct and indirect investments in Asset Alliance Corporation (AAC)	$13.3	$30.2	$0.8	$46.7	$-	$-
Low income housing (LIH) developments:
Bridge loans	5.4	-	5.2	-	-	-
Partnership interests	-	1.1	-	1.5	-	-
LIH Developer	-	8.9	-	9.2	-	-
Alternative energy investments:
Owned partnership interests	0.6	14.8	0.9	19.1	4.4	0.7
Biogas project	-	-	-	14.7	-	-
Partnership interest installment sales	21.3	6.5	18.6	12.9	-	-
Bermuda insurance investments	-	0.4	-	20.4	6.7	-
Real estate, venture capital and other investments	2.6	6.7	0.5	7.9	-	0.6

Total unconsolidated investments	43.2	68.6	26.0	132.4	11.1	1.3
Non-recourse borrowings - Biogas project	-	-	(0.2)	(13.8)	-	-

Net unconsolidated investments	$43.2	$68.6	$25.8	$118.6	$11.1	$1.3

Asset Alliance Corporation - Through various debt, preferred stock and common stock investments, Gallagher effectively owns 25% of AAC, an investment management company that owns up to a two-thirds interest in ten private investment management firms (the Firms). AAC and the Firms collectively manage domestic and international investment hedge fund portfolios for various institutions and individuals, which totaled approximately $3.4 billion at December 31, 2005. AAC has a proportional interest in the Firms’ revenues or net earnings that result principally from fees and participation in investment returns from the managed investment portfolios. Gallagher accounts for its holdings in AAC’s common stock using equity method accounting.

In 2002, Beacon Hill Asset Management LLC (Beacon Hill) withdrew from managing hedge fund portfolios for AAC due to various legal, contractual and business issues. In 2003, investors in a Beacon Hill investment partnership filed a lawsuit to recover investment losses naming AAC as a co-defendant. AAC’s motion to dismiss the lawsuit against AAC and other unrelated parties stemming from AAC’s 50% ownership of Beacon Hill was granted in part and denied in part. Gallagher is unable to estimate the impact, if any, this lawsuit may have on AAC and the resulting impact, if any, on Gallagher’s carrying value of its AAC investment.

Low Income Housing (LIH) Developments - Gallagher’s investments in LIH consist of three components:

Bridge Loans represent early-stage loans on properties that are mainly being developed to qualify for LIH tax credits. The loans are collateralized by the land and buildings under development and carry interest rates ranging from 4.00% to the prime rate, which was 7.25% at December 31, 2005. The loans are generally outstanding for twelve to thirty-six months and accrue interest until the projects are refinanced by a purchaser or syndicator. No loan has ever defaulted since Gallagher began making these types of loans in 1996.

Partnership Interests represent Gallagher’s ownership in completed and certified LIH developments. At December 31, 2005, Gallagher owned limited partnership interests in 26 LIH developments. These are generating tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. These investments are generally accounted for using the effective yield method and are carried at amortized cost. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes. Gallagher has never incurred a loss on a LIH project.

Eleven of the LIH developments have been determined to be variable interest entities (VIE), as defined by FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” but are not required to be consolidated. Gallagher invested in these developments between 1990 and 2000 as a limited partner. At December 31, 2005, total assets and total debt of these developments were approximately $67.0 million and $52.0 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was $1.1 million at December 31, 2005, which equaled the net aggregate carrying value of its investments.

LIH Developer represents Gallagher’s 27% ownership interest in the company that is the developer and/or syndicator of most of Gallagher’s LIH development investments. The LIH Developer has been determined to be a VIE but is not required to be consolidated. Gallagher’s original investment in the LIH Developer was made in 1996. The LIH Developer generates revenues from syndication and development fees and 83% of its equity is in cash, cash producing real estate project receivables and bridge loans. Gallagher accounts for this investment using equity method accounting. At December 31, 2005, the LIH Developer had total assets of approximately $24.0 million and no debt. Gallagher’s maximum exposure to a potential loss from this VIE was $8.9 million at December 31, 2005, which equaled the net carrying value of its investment.

Alternative Energy Investments - Gallagher has made investments in partnerships formed to develop energy that qualifies for tax credits under Internal Revenue Code (IRC) Section 29. There are two types of such investments:

Owned Partnership Interests consist of (i) waste-to-energy (Biomass) partnerships which own the rights to gas emissions (Biogas) from landfills and the wells and infrastructure necessary to capture the Biogas and (ii) synthetic coal (Syn/Coal) partnerships which own and lease equipment that processes qualified fuel under IRC Section 29. Gallagher has an interest in six Biomass limited partnerships and five Syn/Coal limited partnerships or limited liability companies that generate tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. At December 31, 2005, two of the Syn/Coal limited partnerships are consolidated into Gallagher’s financial statements due to ownership percentage. The remainder of these investments are carried at amortized cost. Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included as a component of the provision for income taxes.

During fourth quarter 2005, Gallagher sold a portion of its equity ownership interest in the “parent” company that operates two of the Biomass limited partnerships. As part of that same transaction, Gallagher converted $6.0 million of debt into equity of the “parent.”

In addition to the owned partnership interests discussed above, Gallagher had an LOC and a funding commitment outstanding at December 31, 2005 totaling $5.0 million related to the reclamation of a Syn/Coal property and the multi-pollutant reduction venture discussed below.

Gallagher is an investor in a privately-owned, multi-pollutant reduction venture, Chem-Mod LLC (Chem-Mod) which possesses rights, information and technology for the reduction of unwanted emissions created during the combustion of coal. As reported by Chem-Mod in a press release dated February 8, 2006, Chem-Mod has developed and is the exclusive licensee of a new proprietary emissions technology it refers to as The Chem-Mod™ Solution, which uses a dual injection sorbent system to reduce mercury, sulfur dioxide and other toxic emissions at coal-fired power plants. Substantial testing of The Chem-Mod™ Solution has been completed both in a laboratory environment and at three full-scale commercial power plants, all yielding positive test results. Although Chem-Mod is in the early stages of commercializing the technology, the principal potential market for The Chem-Mod™ Solution is coal-fired power plants owned by utility companies. Chem-Mod has indicated publicly that it believes The Chem-Mod™ Solution is a more cost-effective technology for reducing emissions in a manner consistent with the EPA’s Clean Air Mercury Rules than other technologies currently in the marketplace. Gallagher, through two wholly-owned subsidiaries, currently owns a 10% equity interest in Chem-Mod, an option to acquire an additional 32% indirect equity interest in Chem-Mod and owns a 20% equity interest in Chem-Mod International LLC, an entity formed to commercialize The Chem-Mod™ Solution outside the U.S. and Canada (the Chem-Mod Interests). Gallagher first began providing funding to Chem-Mod in June 2004. Currently, Gallagher’s carrying value with respect to its Chem-Mod Interests is approximately $0.6 million. Gallagher also has additional funding commitments of approximately $0.7 million. Gallagher’s option to acquire the additional 32% indirect equity interest in Chem-Mod is exercisable at any time on or prior to December 31, 2007 at an exercise price of $11.0 million. Chem-Mod and its equityholders have retained an investment banking firm to help evaluate a variety of strategies to maximize value for Chem-Mod’s equityholders, including a potential sale. However, there are a number of variables surrounding such strategies, particularly in light of the early stage of Chem-Mod’s commercialization efforts. While Gallagher currently believes that its Chem-Mod Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

Biogas Projects During 2003, Gallagher exited from the majority of its investment positions in various venture capital, developmental-stage enterprises and turn-arounds and recorded impairments related to these investments. Since then, Gallagher has pursued recoveries where appropriate. As part of these recovery efforts, during first and second quarters 2004, one of Gallagher’s partially owned Biogas projects (Biogas Project), which was being managed by a turn-around enterprise, was a party in a series of transactions to establish a publicly traded Canadian income trust, which partially funded the Biogas Project. In connection therewith, Gallagher (i) recognized a $2.0 million non-cash gain in first quarter 2004 due to the reversal of a non-cash loss contingency reserve established in 2003, (ii) received $5.0 million in cash in second quarter 2004 in full repayment of a note receivable from the turn-around enterprise, (iii) recognized a $1.0 million gain in second quarter 2004 when it received cash as payment for accrued interest income related to the note discussed in (ii) above that was impaired in 2003, and (iv) recognized $0.4 million of interest income in second quarter 2004 when it received cash for the remaining interest due on the note discussed in (ii) above. To finalize the above transactions, during second quarter 2004, Gallagher made an equity investment of $14.0 million in the Biogas Project to fund its operations and make capital improvements to increase Biogas production, which was funded by a $14.0 million non-recourse loan to Gallagher from the turn-around enterprise. Principal and interest payments were only required if, and when, cash distributions were made from the Biogas Project. There was a tri-party right to offset the distributions from the Biogas Project against the obligations under the loan between the Biogas Project, Gallagher and the turn-around enterprise, which made the loan non-recourse to Gallagher. GAAP thereby required the investment and related debt be presented gross in Gallagher’s consolidated balance sheet. The $14.0 million investment was accounted for using equity method accounting.

During second quarter 2005, Gallagher sold its partnership interest in the Biogas Project discussed above. As a result of this transaction, Gallagher recorded a loss of $0.5 million in first quarter 2005 and recorded a gain on the sale of $1.3 million in second quarter 2005. As a result of the sale, Gallagher’s investment in the Biogas Project as well as the related debt obligation to the turn-around enterprise have been removed from Gallagher’s December 31, 2005 consolidated balance sheet.

Four of the six Biomass projects have been determined to be VIEs but are not required to be consolidated. Gallagher is a limited partner in each investment. The investments were entered into by Gallagher between 1991 and 1998. At December 31, 2005, total assets and total debt of these investments were approximately $5.0 million and $3.0 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was zero at December 31, 2005, which equaled the net aggregate carrying value of its investments.

Effective July 1, 2003, Gallagher adopted FIN 46, which required Gallagher to consolidate one 5% owned Syn/Coal entity due to Gallagher’s economic interest in the entity. The other 95% had been previously sold on the installment sale basis and had substantial residual value to Gallagher. Under FIN 46 criteria, this investment had been determined to be a VIE and required Gallagher to consolidate this facility into its consolidated financial statements. FIN 46 requires Gallagher to reevaluate each investment at any “triggering event.” On August 6, 2004, Gallagher sold an additional 4% of its remaining 5% ownership to the party that previously owned 95% of the entity, resulting in Gallagher owning a 1% interest in this entity. After considering this sale transaction, it was determined that Gallagher is no longer the primary beneficiary of this VIE and therefore does not have to consolidate this partially owned entity. The net impact of this investment on Gallagher’s net earnings and stockholders’ equity is the same whether it is accounted for on the consolidated basis or using equity method accounting.

The following is a summary of the amounts included in the consolidated statement of earnings for the consolidation of this partially owned entity (in millions):

	Year Ended December 31,
	2005	2004	2003
Investment income - all other	$-	$69.9	$46.4

Investment expenses	-	67.2	44.1
Depreciation	-	2.7	2.3

Total expenses	-	69.9	46.4

Earnings before income taxes	$-	$-	$-

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

Biomass - As part of selling its interests in Biomass partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations. At December 31, 2005, the maximum potential amount of future payments that Gallagher could be required to make under these indemnifications totaled approximately $14.6 million, net of the applicable income tax benefit. Gallagher did not record any liability in its December 31, 2005 consolidated balance sheet for these potential indemnifications.

Syn/Coal - As part of selling its interests in Syn/Coal partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations, and subsequently obtained private letter rulings (PLRs) from the Internal Revenue Service (IRS). Gallagher has not recorded any liability in its December 31, 2005 consolidated balance sheet for these potential indemnifications.

On October 29, 2003, the IRS issued Announcement 2003-70 stating that it had completed a review of chemical change issues associated with tax credits claimed under IRC Section 29 relating to the production and sale of synthetic coal (Syn/Coal Credits). It further stated that it would resume the issuance of PLRs concerning Syn/Coal Credits consistent with the guidelines regarding chemical change previously set forth in Revenue Procedures 2001-30 and 2001-34 and certain additional requirements related to sampling, testing and recordkeeping procedures, even though the IRS does not believe the level of chemical change required under that guidance is sufficient for IRC Section 29 purposes. The IRS also stated in the announcement that it would continue to issue PLRs because it recognized that many taxpayers and their investors have relied on the IRS’s long standing PLR practice to make investments. Previously, in Announcement 2003-46 issued on June 27, 2003, the IRS had questioned the validity of certain test procedures and results that had been presented to it by taxpayers with interests in synthetic fuel operations as evidence that the required significant chemical change had occurred, and had initiated a review of these test procedures and results which was completed as noted in Announcement 2003-70.

Separately, the Permanent Subcommittee on Investigations of the Government Affairs Committee of the U.S. Senate (Subcommittee) is conducting an ongoing investigation of potential abuses of tax credits by producers of synthetic fuel under IRC Section 29. The Subcommittee Chairman, in a memorandum updated in March 2005, has stated that the investigation is examining the utilization of Syn/Coal Credits, the nature of the technologies and the fuels created, the use of these fuels, and other aspects of IRC Section 29. The memorandum also states that the investigation will address the IRS’s administration of Syn/Coal Credits.

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

Notwithstanding the foregoing, the IRS is continuing to audit taxpayers claiming Syn/Coal Credits with respect to a variety of issues. The partnerships in which Gallagher has an interest may be audited in the future, and any such audit could adversely affect Gallagher’s ability to claim Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to the prior sale of interests in partnerships claiming Syn/Coal Credits. Furthermore, Syn/Coal Credits have been controversial both politically and administratively, and no assurance can be given that the IRS will not in the future discontinue issuing PLRs, issue administrative guidance adverse to Gallagher’s interests, or support the enactment of legislation to curtail or repeal IRC

Section 29. A bill to repeal IRC Section 29 was introduced in the U.S. House of Representatives in 2005 that was not enacted, but a similar bill could be reintroduced in a future session and any such action could potentially result in the curtailment or repeal of Syn/Coal Credits prior to the end of 2007, when the Syn/Coal Credits expire under current law. Similarly, future administrative or judicial decisions could adversely affect Gallagher’s ability to claim Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to prior sales of partnership interests.

Gallagher has insurance policies in place, the scope of which Gallagher believes would provide substantial coverage in the event the Syn/Coal Credits are disallowed. While there can be no assurance that such coverage would ultimately be available, if the full amount of the policies were collected, Gallagher’s maximum after tax exposure at December 31, 2005 relating to the disallowance of the Syn/Coal Credits is as follows (in millions):

	Maximum	Net of Insurance
Gross tax credits recorded by Gallagher	$209.7	$115.7
Installment sale proceeds subject to indemnification	247.3	58.0
Net carrying value of assets held at December 31, 2005	6.9	6.9

Total exposure	$463.9	$180.6

IRC Section 29 tax credits expire on December 31, 2007 if the law is not extended. In addition, through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the “Market Wellhead Price” of domestic crude oil reaches certain “Phase-out Prices,” as determined by the IRS. Management estimates that the Market Wellhead Price in 2006 would need to average approximately $53.75 to start a phase-out and average approximately $67.50 for a complete phase-out. The commonly reported crude oil price of futures contracts traded on the New York Mercantile Exchange (NYMEX Price) for 2006 averaged $65.41 through January 30. The NYMEX Price averaged $6.11 above the Market Wellhead Price for the ten-month period ended October 31, 2005. There can be no assurance that future oil prices will average under future phase-out levels. Should Gallagher or its partners anticipate that oil prices may reach the range of Phase-out Prices in 2006, some or all of Gallagher’s IRC Section 29 operations may be curtailed. If Gallagher believes the 2006 price of oil will average above the phase-out price and decides to idle its Syn/Coal facilities, Gallagher estimates the Financial Services Segment could report a maximum one-time non-cash pretax charge of approximately $18.0 million related to an impairment charge on these facilities and other related assets.

Litigation related matters in 2005 represent a pretax charge of $131.0 million ($84.2 million after tax) recorded by Gallagher in first quarter 2005. On February 11, 2005, a jury in the Fourth District Court for the State of Utah awarded damages against Gallagher’s subsidiary, AJG Financial Services, Inc. (AJGFS), and in favor of Headwaters in the amount of $175.0 million. AJGFS and Headwaters entered into a definitive agreement effective as of May 1, 2005 to settle this and all other litigation between the companies for $50.0 million, which was paid to Headwaters in May 2005. Additionally, AJGFS and Headwaters have modified their existing licensing agreement allowing AJGFS to utilize Headwaters’ technology on two of AJGFS’ synthetic fuel facilities in exchange for (i) $70.0 million, which was paid to Headwaters on January 4, 2006 and (ii) an annual royalty to Headwaters in 2005, 2006 and 2007. The first quarter 2005 litigation charge provides for amounts related to this settlement, including the $120.0 million of settlement costs, together with litigation, bonding and other costs of approximately $11.0 million. In connection with the Headwaters licensing agreement, Gallagher recorded $14.6 million of royalty expense in 2005, based on the Syn/Coal production volume, which was included in investment expenses. At full production, the maximum annual royalty in 2006 and 2007 would be equal to $20.0 million of AJGFS’ estimated annual pre-royalty, pretax earnings of $40.0 million from these two facilities.

Bermuda Insurance Investments - Prior to July 19, 2005, Gallagher had an equity investment (less than 2% ownership) in Allied World Assurance Holdings, Ltd (AWAH), which is a Bermuda based insurance and reinsurance company founded in 2001 by American International Group, Inc., The Chubb Corporation and affiliates of Goldman, Sachs & Co. This investment was carried at cost. On March 31, 2005, AWAH announced a distribution payable to shareholders of record as of April 1, 2005. Gallagher received $5.8 million in second quarter 2005, of which $2.1 million was deemed a dividend and $3.7 million was deemed a return of capital. Gallagher’s percent ownership in AWAH did not change as a result of the return of capital. Accordingly, Gallagher’s carrying value of this investment was reduced to $16.3 million. On July 19, 2005, Gallagher sold its remaining interest in this investment for cash. No gain or loss resulted from this sale.

The investment balance as of December 31, 2005 of $0.4 million represented Gallagher’s equity investment in a segregated account rent-a-captive facility, formed in 1997, that Gallagher uses as a placement facility for certain of its insurance brokerage operations. Gallagher has posted $6.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Real Estate, Venture Capital and Other Investments - At December 31, 2005, Gallagher had investments in three real estate ventures with a net carrying value of $1.1 million in the aggregate, the largest of which was $0.9 million. Gallagher also had investments in five venture capital investments and funds that consisted of various debt and equity investments in development-stage companies and turn-arounds with an aggregate net carrying value of $8.2 million, the largest of which was $5.0 million. Three of the eight investments discussed above have been determined to be VIEs but are not required to be consolidated. These were originally invested in between 1997 and 2001. At December 31, 2005, total assets and total debt of these three investments were approximately $10.0 million and $26.0 million, respectively. Gallagher’s maximum exposure to a potential loss related to these investments was $0.3 million at December 31, 2005, which equaled the net aggregate carrying value of these investments.

Consolidated Investments - Gallagher has an ownership interest in excess of 50% in four investment enterprises, which are consolidated into Gallagher’s consolidated financial statements: a real estate partnership, an airplane leasing limited liability company and two Syn/Coal facilities.

The real estate partnership represents a 60% investment in a limited partnership that owns the building that Gallagher leases for its home office and several of its subsidiary operations. Gallagher also owns 90% of an airplane leasing company that leases two cargo airplanes to the French Postal Service. On May 19, 2004, Gallagher purchased a 98% equity interest in a Syn/Coal production facility that had previously been operated by Gallagher through a facility rental agreement. The purchase price was made with an $11.1 million seller financed note payable that is non-recourse to Gallagher. Principal and interest payments are only required when the facility is operating and generating Syn/Coal Credits. The other Syn/Coal investment represents Gallagher’s 99% equity interest in a Syn/Coal facility. Both of these investments are held by Gallagher to generate Syn/Coal Credits.

In fourth quarter 2005, Gallagher began to explore opportunities to sell its home office land and building. If a sale occurs, Gallagher expects to sell the building for an amount approximately equal to its net book value. However, under GAAP, if Gallagher incurs a loss on the sale, the loss will be reflected in the consolidated statement of earnings, while any gain would be deferred and amortized as a reduction of future rent expense over the remaining term of the lease.

Prior to second quarter 2005, Gallagher had an 80% investment in a limited partnership that is developing an 11,000-acre community near Orlando, Florida (Florida Community Development). In second quarter 2005, Gallagher sold its ownership interests in the limited partnership that owns the Florida Community Development investment. Pursuant to the transaction, Gallagher received cash of $25.7 million and recorded a pretax gain on the sale of $12.6 million in second quarter 2005. Terms of the transaction require Gallagher to continue to post a $12.6 million letter of credit to guarantee $12.4 million of bonds issued by the Florida Community Development. Gallagher is fully indemnified by an affiliate of the purchaser and in consideration for posting the LOC will receive cash compensation sufficient to cover its costs plus 1% of certain future cash flow residuals from the Florida Community Development. In Gallagher’s previously reported financial information, the Florida Community Development’s operating results were included in the Financial Services Segment, which have been reclassified to discontinued operations in the accompanying consolidated statement of earnings for all periods presented. See Note 5 for a discussion on discontinued operations.

On December 21, 2005, the lease agreement for the two airplanes leased to the French Postal Service, which was originally going to expire in 2006, was extended for an additional five years to 2011. The extended agreement is cash flow neutral to Gallagher. In addition, on December 21, 2005, the loan agreement related to the two airplanes, which was originally going to expire in 2006, was extended for an additional five years to 2011. At December 31, 2003, Gallagher owned 5% of a Syn/Coal facility. Under the FIN 46 rules, this investment had been determined to be a VIE and required Gallagher to consolidate this facility into its consolidated financial statements. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate this investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

The following is a summary of these consolidated investments and the related outstanding LOCs, financial guarantees and funding commitments (in millions):

			December 31, 2005
	December 31, 2005	December 31, 2004	LOCs & Financial Guarantees	Funding Commitments
Home office land and building:
Fixed assets	$101.9	$101.3	$-	$-
Accumulated depreciation	(18.3)	(15.8)	-	-
Non-recourse borrowings - current	(0.9)	(0.9)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(72.2)	(73.1)	-	-
Recourse borrowings - noncurrent	(3.0)	(3.0)	-	-
Net other consolidated assets and liabilities	4.0	2.8	3.0	-

Net investment	11.5	11.3	3.0	-

Florida Community Development:
Fixed assets	-	60.3	-	-
Accumulated depreciation	-	(0.7)	-	-
Non-recourse borrowings - current	-	(17.9)	-	-
Recourse borrowings - current	-	(17.0)	-	-
Non-recourse borrowings - noncurrent	-	(0.1)	-	-
Recourse borrowings - noncurrent	-	(12.4)	-	-
Net other consolidated assets and liabilities	-	(2.4)	12.6	-

Net investment	-	9.8	12.6	-

Airplane leasing company:
Fixed assets	51.8	51.8	-	-
Accumulated depreciation	(17.7)	(14.1)	-	-
Non-recourse borrowings - current	(1.9)	(2.6)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(28.0)	(29.9)	-	-
Recourse borrowings - noncurrent	-	-	-	-
Net other consolidated assets and liabilities	(0.4)	-	-	-

Net investment	3.8	5.2	-	-

Syn/Coal partnerships:
Fixed assets	15.6	15.6	-	-
Accumulated depreciation	(7.3)	(2.8)	-	-
Non-recourse borrowings - current	(2.5)	(2.8)	-	-
Recourse borrowings - current	-	-	-	-
Non-recourse borrowings - noncurrent	(4.4)	(7.7)	-	-
Recourse borrowings - noncurrent	-	-	-	-
Net other consolidated assets and liabilities	(1.3)	1.6	-	-

Net investment	0.1	3.9	-	-

Total consolidated investments:
Fixed assets	169.3	229.0	-	-
Accumulated depreciation	(43.3)	(33.4)	-	-
Non-recourse borrowings - current	(5.3)	(24.2)	-	-
Recourse borrowings - current	-	(17.0)	-	-
Non-recourse borrowings - noncurrent	(104.6)	(110.8)	-	-
Recourse borrowings - noncurrent	(3.0)	(15.4)	-	-
Net other consolidated assets and liabilities	2.3	2.0	15.6	-

Net investment	$15.4	$30.2	$15.6	$-

As presented in the above table, three of the four consolidated investments had borrowings related to their assets as of December 31, 2005. See Note 17 for a summary of future cash payments, excluding interest, related to the borrowings of Gallagher’s consolidated investments.

At December 31, 2005, Gallagher’s maximum exposure to a potential loss related to these investments is as follows (in millions):

Net carrying value	$15.4
Recourse portion of debt	3.0
LOCs, financial guarantees and funding commitments	12.6

Maximum exposure	$31.0

Impairment Reviews - Gallagher has a management investment committee that meets ten to twelve times per year to review its investments. For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no impairment may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines an impairment is other-than-temporary, and therefore that an impairment is required, it is recorded as a realized loss against current period earnings.

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

Significant components of investment income are as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Interest - fiduciary	$20.8	$15.1	$8.3
Trading securities:
Interest	-	0.4	3.3
Dividends	-	0.1	1.7
Net change in unrealized gain (loss)	-	(0.5)	0.6
Net realized gain	-	0.3	1.4
Other net realized gains	-	0.5	-
AAC related investments:
Interest	0.8	0.9	1.1
Dividends	0.6	0.6	1.1
Income (loss) from equity ownership	(1.0)	2.1	2.9
Loss from AAC’s sales and impairment of investments in fund managers	(3.1)	-	-
Gain on sale of portion of minority interest	-	0.3	-
LIH developments:
Interest	0.1	0.3	0.9
Income from equity ownership	0.1	2.0	0.1
Other realized gains	-	0.1	2.1
Alternative energy investments:
Interest	0.4	1.3	1.4
Installment gains	57.4	44.1	39.0
Other income (loss)	(1.5)	-	0.9
Other realized losses	(1.6)	-	-
Real estate, venture capital and other investments:
Gain (loss) from equity ownership	1.7	0.7	(0.5)
Other income	2.1	-	-
Realized gains (losses) on dispositions, recoveries and impairments	3.1	(1.3)	(29.1)
Other realized gains	-	8.5	-
Income from consolidated investments	53.3	42.0	10.6
Impact of FIN 46 from consolidated investments	-	69.9	46.4
Gain on sale of operation	-	-	2.5
Other income	0.1	(1.0)	2.2

Total investment income	$133.3	$186.4	$96.9

Interest - fiduciary primarily represents interest income earned on Gallagher’s cash and cash equivalents.

Amounts included in investment income from trading securities represent interest and dividend income and normal recurring realized and unrealized gains and losses on trading securities. Trading securities, which were liquidated during the latter part of 2003 and first quarter 2004, consisted primarily of common and preferred stocks, corporate bonds and investments structured through limited partnerships.

Investment income from AAC related investments primarily represents income associated with Gallagher’s debt, preferred and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. During fourth quarter 2005, AAC recognized a charge related to the sales and impairment of its investments in three of its private investment management firms. Gallagher’s portion of the charge using equity method accounting was $3.1 million.

Investment income from LIH developments primarily represents income associated with Gallagher’s equity investment in a LIH Developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments.

Investment income from alternative energy investments primarily relates to installment gains from several sales of Gallagher’s interests in limited partnerships that operate Syn/Coal facilities that occurred in 2001, 2002 and 2004.

Income (losses) from real estate, venture capital and other investments principally relates to Gallagher’s portion of the earnings (losses) of these entities accounted for using equity method accounting. Gains (losses) from real estate, venture capital and other investments primarily include realized gains and losses related to impairments, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2005, Gallagher recognized a $2.1 million dividend from its investment in Allied World Assurance Holdings, Ltd. and a net $3.1 million investment gain related to assets impaired in prior years, the main components of which were as follows: a $1.2 million gain on a recovery from the Biogas Project and a $0.6 million gain on the sale of a shopping center investment. The remaining $1.4 million net gain is from other transactions, none of which is greater than $0.4 million, related to the sale or recoveries of venture capital investments. During 2004, Gallagher recognized a net $8.5 million investment gain related to assets impaired in first quarter 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously impaired and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas Project. During 2003, Gallagher recognized $29.1 million of losses related to impairments and dispositions when it decided to withdraw virtually all continued support for its venture capital investments, except to the limited extent needed to realize value from the remaining assets. Without Gallagher’s support at that time, it was doubtful that these operations would be able to execute their business plans. Therefore, Gallagher’s investments were then determined to be other-than-temporarily impaired.

Investment income from consolidated investments includes income related to Gallagher’s home office building, the airplane leasing company and two Syn/Coal facilities. Rental income of the home office building was $6.4 million, $6.6 million and $6.8 million in 2005, 2004 and 2003, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $6.3 million, $6.6 million and $6.6 million in 2005, 2004 and 2003, respectively. In 2005, 2004 and 2003, rental income of the airplane leasing company was $4.1 million, $3.4 million and $3.2 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $5.5 million, $4.9 million and $5.0 million, respectively. On December 21, 2005, the lease agreement for the two airplanes leased to the French Postal Service, which was originally going to expire in 2006, was extended for an additional five years to 2011. In 2005, 2004 and 2003, income from the Syn/Coal facilities was $42.8 million, $31.9 million and $1.0 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $78.7 million, $61.2 million and $15.9 million in 2005, 2004 and 2003, respectively. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004.

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

Gain on sale of operation represents a gain from the disposition of a branch operation in 2003. The net assets sold and the operating results included in the 2003 consolidated statement of earnings related to this operation were not material to the consolidated financial statements.

4. Business Combinations

During 2005, Gallagher acquired substantially all the net assets of the following insurance brokerage firms (nine asset purchases and one stock purchase) in exchange for its common stock and/or cash. These acquisitions have been accounted for as business combinations (in millions except share data):

Name and Effective Date of Acquisitions	Common Shares Issued		Common Share Value	Cash Paid	Accrued Liability	Escrow Deposited	Recorded Purchase Price	Earnout Payables
	(000s	)
Horton Insurance Agency, Inc. (HIA) January 1, 2005	-		$-	$3.6	$0.4	$-	$4.0	$2.8
Marine Insurance Service, LLC January 1, 2005	-		-	1.3	0.2	-	1.5	0.8
Chris Schroeder Insurance, Inc. April 1, 2005	25		0.5	0.9	-	0.2	1.6	0.8
Alternative Market Specialists (AMS) May 1, 2005	36		0.5	4.0	-	0.5	5.0	2.6
WorkCare Northwest, Inc. (WCN) May 1, 2005	50		0.7	5.7	-	0.7	7.1	-
Belmont Associates Consultants, Inc. (BAC) June 1, 2005	149		3.6	0.8	-	0.5	4.9	1.6
Classic Insurance Services, Ltd. (CIS) June 1, 2005	189		4.8	-	-	0.5	5.3	2.7
Corporate Life Consultants, Inc. (CLC) August 1, 2005	352		8.6	2.9	-	1.0	12.5	4.3
Interpacific Underwriting Agencies Pty Ltd November 1, 2005	-		-	2.5	-		2.5	-
Brokerage Professionals, Inc. (BPI) December 31, 2005	97		1.8	8.3	-	1.2	11.3	4.6

	898		$20.5	$30.0	$0.6	$4.6	$55.7	$20.2

Common shares exchanged in connection with acquisitions are valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits that are returned to Gallagher as a result of adjustments to net assets acquired are recorded as downward adjustments to goodwill when the escrows are settled. The earnout payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates because they are not fixed and determinable. Future payments made under these arrangements, if any are earned, will be paid in either cash or stock, typically at Gallagher’s election, and will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2005 related to acquisitions made by Gallagher in the period from 2002 to 2005 was $84.4 million.

During 2005, Gallagher issued 0.4 million shares of its common stock and paid $1.8 million in cash and accrued $2.7 million in current liabilities related to earnout obligations of eight acquisitions made prior to 2005 and recorded additional goodwill of $15.3 million. During 2004, Gallagher paid $2.3 million in cash related to earnout obligations of three acquisitions made prior to 2004 and recorded additional goodwill and expiration lists of $1.8 million and $0.5 million, respectively. During 2003, Gallagher issued 0.3 million shares to settle a contingent earnout obligation related to one acquisition made prior to 2003 and recorded additional goodwill of $7.9 million.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in millions):

	HIA	AMS	WCN	BAC	CIS	CLC	BPI	Three Other Acquisitions	Total
Current assets	$2.4	$1.8	$0.5	$-	$0.2	$0.2	$0.9	$6.9	$12.9
Fixed assets	0.3	-	-	-	0.2	0.1	0.2	0.1	0.9
Goodwill	0.6	0.9	3.3	2.1	1.5	5.1	4.1	3.0	20.6
Expiration lists	2.7	3.6	3.5	2.6	3.2	6.4	6.6	2.8	31.4
Non-compete agreements	0.5	0.1	0.1	0.3	0.2	0.7	0.3	0.2	2.4

Total assets acquired	6.5	6.4	7.4	5.0	5.3	12.5	12.1	13.0	68.2
Current liabilities	2.5	1.4	0.3	0.1	-	-	0.8	7.4	12.5

Total liabilities assumed	2.5	1.4	0.3	0.1	-	-	0.8	7.4	12.5

Total net assets acquired	$4.0	$5.0	$7.1	$4.9	$5.3	$12.5	$11.3	$5.6	$55.7

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated within the Brokerage Segment to goodwill, expiration lists and non-compete agreements in the amounts of $20.6 million, $31.4 million and $2.4 million, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments.

Expiration lists and non-compete agreements related to these acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of ten to fifteen years and five years, respectively. Goodwill is not amortized, but is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. No such indicators were noted in 2005 or 2003. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable assets of one of its 2001 Brokerage Segment acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable assets in 2004. Of the $31.4 million of expiration lists and $2.4 million of non-compete agreements related to the 2005 acquisitions, $4.0 million and $0.3 million, respectively, are not expected to be deductible for income tax purposes. Accordingly, Gallagher recorded a deferred tax liability of $1.6 million, and a corresponding amount of goodwill, in 2005 related to the nondeductible amortizable assets. This amount has not been included in the above table.

Gallagher’s consolidated financial statements for the year ended December 31, 2005 include the operations of these companies from the date of their respective acquisition. The following is a summary of the unaudited pro forma historical results, as if these purchased entities had been acquired at January 1, 2004 (in millions, except per share data):

	Year Ended December 31,
	2005	2004
Total revenues	$1,498.9	$1,467.4
Earnings from continuing operations	29.3	192.2
Basic Earnings from continuing operations per share	0.31	2.08
Diluted Earnings from continuing operations per share	0.30	2.01

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2004, nor is it necessarily indicative of future operating results. Annualized revenues of entities acquired in 2005 totaled approximately $32.5 million.

5.    Discontinued Operations

In first quarter 2005, Gallagher entered into an agreement to sell the net assets of Northshore International Insurance Services (NiiS), a medical claims management and auditing services provider, for cash of $4.8 million. Gallagher recognized a pretax loss of $12.7 million ($12.3 million after tax loss) in first quarter 2005 in connection with the sale. In Gallagher’s previously reported financial information, NiiS’s operating results were included in the Brokerage Segment, which have been reclassified to discontinued operations in the accompanying consolidated statement of earnings for all periods presented.

In first quarter 2005, Gallagher entered into an agreement to sell all of the stock of Gallagher Benefit Administrators, Inc. (GBA), a third party employee benefit claim payment administrator, for cash of $9.2 million and a promissory note in the amount of $4.4 million. Gallagher recognized a pretax gain of $9.6 million ($6.8 million after tax gain) in first quarter 2005 in connection with the sale. The promissory note has a 10% fixed rate of interest, with interest only payments payable monthly through August 22, 2007, when the note matures. In Gallagher’s previously reported financial information, GBA’s operating results were included in the Risk Management Segment, which have been reclassified to discontinued operations in the accompanying consolidated statement of earnings for all periods presented.

In second quarter 2005, Gallagher sold its ownership interests in the limited partnership that owns the Florida Community Development investment. Pursuant to the transaction, Gallagher received cash of $25.7 million and recorded a pretax gain of $12.6 million ($7.6 million after tax gain) in second quarter 2005 in connection with the sale. In Gallagher’s previously reported financial information, the Florida Community Development’s operating results were included in the Financial Services Segment, which have been reclassified to discontinued operations in the accompanying consolidated statement of earnings for all periods presented.

The assets and liabilities included in the accompanying December 31, 2004 consolidated balance sheet related to the three discontinued operations were as follows (in millions):

Current assets		$5.8
Fixed assets - net		62.8
Goodwill - net		13.1
Amortizable intangible assets - net		3.7

Total assets		$85.4

Current liabilities		$3.8
Investment related borrowings		47.4
Noncurrent liabilities		0.5

Total liabilities		$51.7

Total revenues reclassified to discontinued operations for 2005, 2004 and 2003 were $11.0 million, $43.3 million and $42.7 million, respectively.

6.    Fixed Assets

Major classes of fixed assets consist of the following (in millions):

	December 31,
	2005	2004
Furniture and equipment	$162.7	$161.1
Buildings and improvements	98.1	103.0
Land and improvements	3.8	54.6
Airplanes of consolidated leasing company	51.8	51.8
Leasehold improvements	31.8	30.5
Syn/Coal equipment	15.6	15.6

	363.8	416.6
Accumulated depreciation	(178.7)	(157.6)

Net fixed assets	$185.1	$259.0

7.    Intangible Assets

Major classes of amortizable intangible assets consist of the following (in millions):

	December 31,
	2005	2004
Expiration lists	$203.8	$162.5
Accumulated amortization - expiration lists	(41.2)	(25.1)

	162.6	137.4

Non-compete agreements	20.0	26.1
Accumulated amortization - non-compete agreements	(10.1)	(8.3)

	9.9	17.8

Net amortizable assets	$172.5	$155.2

Estimated aggregate amortization expense for each of the next five years is as follows:

2006		21.8
2007		20.9
2008		18.9
2009		17.3
2010		16.5

Total		$95.4

The changes in the carrying amount of goodwill for 2005 are as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Balance as of January 1, 2005	$209.5	$9.5	$-	$219.0
Goodwill acquired during the year	37.5	-	-	37.5
Adjustments related to independent appraisals and other purchase accounting adjustments	3.0	-	-	3.0
Goodwill written-off related to sales of business units and impairment reviews during the year	(13.8)	-	-	(13.8)

Balance as of December 31, 2005	$236.2	$9.5	$-	$245.7

8.    Credit and Other Debt Agreements

On October 5, 2005, Gallagher entered into an unsecured multicurrency credit agreement (Credit Agreement), which expires on October 4, 2010, with a group of ten financial institutions. The Credit Agreement provides for a revolving credit commitment of up to $450.0 million, of which up to $125.0 million may be used for issuances of standby or commercial letters of credit (LOCs) and up to $30.0 million may be used for the making of swing loans, as defined in the Credit Agreement. Gallagher may from time-to-time request, subject to certain conditions, an increase in the revolving credit commitment up to a maximum aggregate revolving credit commitment of $550.0 million.

The Credit Agreement provides that Gallagher may elect that each borrowing in U.S. dollars be either base rate loans or Eurocurrency loans, as defined in the Credit Agreement. All loans denominated in currencies other than U.S. dollars shall be Eurocurrency loans. Interest rates on base rate loans and outstanding drawings on LOCs in U.S. dollars under the Credit Agreement are based on the base rate, as defined in the Credit Agreement. Interest rates on Eurocurrency loans or outstanding drawings on LOCs in currencies other than U.S. dollars under the Credit Agreement are based on adjusted LIBOR, as defined in the Credit Agreement, plus a margin of .400%, ..500%, .600% or .800%, depending on the financial leverage ratio maintained by Gallagher. Interest rates on swing loans are based, at the election of Gallagher, on either the base rate, as defined in the Credit Agreement, or such alternate rate as may be quoted by the lead lender. The annual facility fee related to the Credit Agreement is either .100%, .125%, .150% or .200% of the used and unused portions of the revolving credit commitment, depending on the financial leverage ratio maintained by Gallagher. In connection with entering into the Credit Agreement, Gallagher incurred approximately $1.4 million of debt acquisition costs that was capitalized and will be amortized on a pro rata basis over the term of the Credit Agreement.

The terms of the Credit Agreement include various covenants, including covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2005. The Credit Agreement also includes customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-

related defaults. Gallagher’s obligations under the Credit Agreement are unconditionally guaranteed by several of its wholly-owned subsidiaries.

At December 31, 2005, $32.2 million of LOCs (of which Gallagher has $9.0 million of liabilities recorded as of December 31, 2005) were outstanding under the Credit Agreement, which primarily related to Gallagher’s investments as discussed in Notes 3 and 17. There were no borrowings outstanding under the revolving credit commitment at December 31, 2005. Accordingly, as of December 31, 2005, $417.8 million remained available for potential borrowings, of which $92.8 million may be in the form of additional LOCs.

The Credit Agreement replaced a $250.0 million unsecured revolving credit facility (that was to expire on July 20, 2006), which was terminated upon the execution of the new credit agreement. All indebtedness, liabilities and obligations outstanding under the previous credit agreement were fully paid and satisfied, except for those certain letters of credit which became letters of credit under the Credit Agreement. There were no early termination penalties or fees incurred, but Gallagher wrote-off approximately $0.5 million of unamortized debt acquisition costs in fourth quarter 2005 related to the termination of the previous credit agreement.

On December 21, 2005, the loan agreement related to the two airplanes leased to the French Postal Service, which was originally going to expire in 2006, was extended for an additional five years to 2011. Terms of the previous agreement required monthly principal and interest payments with a balloon payment due in 2006 and had a variable interest rate based on LIBOR plus 1.62%. The terms of the new loan agreement are included in the summary below.

The following is a summary of Gallagher’s Credit Agreement and investment related debt (in millions):

	December 31,
	2005	2004
Corporate related borrowings:
Gallagher’s Credit Agreement (entered into on October 5, 2005):
Periodic payments of interest and principal, prime or LIBOR plus up to 0.80%, expires October 2010	$-	$-

Investment related borrowings:
Mortgage loan on Gallagher’s home office:
Monthly installments of principal and interest, fixed rate of 8.35%, 30 year amortization, balloon payment 2008, subject to prepayment provisions	76.1	77.0

Line of credit facility on Florida Community Development:
Permits borrowings up to $17.0 million, quarterly interest-only payments, variable rate of LIBOR plus 2.00%, expired 2005	-	17.0

Line of credit facility on Florida Community Development:
Permits borrowings up to $20.0 million, monthly interest-only payments, rate of prime plus 0.50%, expired 2005	-	17.7

Bonds payable on Florida Community Development:
Monthly interest-only payments through 2010, variable rate based on commercial paper rate, balloon payment 2010	-	12.4

Equipment loans on Florida Community Development:
Fixed monthly payments, fixed rates of 6.25% and 7.00%, expire 2005 and 2008	-	0.3

Loan on airplanes leased to French Postal Service (extended on December 21, 2005):
Monthly principal and interest payments, fixed rate of 5.38%, balloon payment 2011 (see paragraph above for terms prior to December 21, 2005)	29.9	32.5

Loan on investment in Biogas project:
Monthly principal and interest payments, fixed rate of 15.00%, subject to prepayment provisions	-	14.0

Syn/Coal facility purchase note:
Quarterly variable principal and interest payments, fixed rate of 7.00%	6.9	10.5

	$112.9	$181.4

See Note 17 for additional discussion on commitments and contingencies.

9.    Capital Stock and Stockholders’ Rights Plan

Capital Stock - The table below summarizes certain information about Gallagher’s capital stock at December 31, 2005 and 2004 (in millions, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1
Common stock	$1.00	400

Stockholders’ Rights Plan - Non-voting Rights, authorized by the Board of Directors and approved by stockholders in 1987, are outstanding on each share of Gallagher’s outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007, and was amended again on March 19, 2004 to increase the exercise price from $25.00 to $55.00. Under certain conditions, each Right may be exercised to purchase one share of common stock at the exercise price. The Rights become exercisable and transferable upon the earlier of (a) the tenth business day after a person or group (as defined) has acquired 20% or more of the common stock or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group has commenced or publicly announced an intention to commence a tender offer or exchange offer which would result in such person or group acquiring 20% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $110.00 of market value of common stock of the surviving company for the $55.00 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the earlier of (a) or (b) above.

10.    Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share (in millions, except per share data):

	Year Ended December 31,
	2005	2004	2003
Earnings from continuing operations	$28.6	$189.5	$145.9
Earnings (loss) from discontinued operations	2.2	(1.0)	0.3

Net earnings	$30.8	$188.5	$146.2

Weighted average number of common shares outstanding	94.1	91.5	90.0
Dilutive effect of stock options using the treasury stock method	2.0	3.0	3.3

Weighted average number of common and common equivalent shares outstanding	96.1	94.5	93.3

Basic net earnings (loss) per share:
Earnings from continuing operations	$.30	$2.07	$1.63
Earnings (loss) from discontinued operations	.03	(.01)	-

Net earnings	$.33	$2.06	$1.63

Diluted net earnings (loss) per share
Earnings from continuing operations	$.30	$2.00	$1.57
Earnings (loss) from discontinued operations	.02	(.01)	-

Net earnings	$.32	$1.99	$1.57

Options to purchase 7.3 million, 1.9 million and 2.0 million shares of common stock were outstanding at December 31, 2005, 2004 and 2003, respectively, but were not included in the computation of the dilutive effect of stock options for the year then ended. These options were excluded from the computation because the options’ exercise prices were greater than the average market price of the common shares during the respective period and, therefore, would be antidilutive to earnings per share under the treasury stock method.

11.    Stock Option Plans

Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement. Options expire ten years from the date of grant, or earlier in the event of termination of the employee.

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

Gallagher also has an incentive stock option plan for its officers and key employees resident in the U.K. The U.K. plan is essentially the same as Gallagher’s domestic employee stock option plans, with certain modifications to comply with U.K. law and to provide potentially favorable tax treatment for grantees resident in the U.K.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher as defined in the plan documents.

For purposes of the pro forma disclosures in Note 1 and for the expense recognition in 2005, 2004 and 2003, the estimated fair values of the stock option grants are amortized to expense over the options’ expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2005	2004	2003
Expected dividend yield	3.0%	3.0%	2.8%
Expected risk-free interest rate	4.2%	4.2%	4.1%
Volatility	26.2%	26.7%	26.9%
Expected life (in years)	6.9	6.8	6.9

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher’s employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during 2005, 2004 and 2003, as determined on the grant date using the Black-Scholes option valuation model, was $6.69, $7.35 and $6.38, respectively.

The following is a summary of Gallagher’s stock option activity and related information (in millions, except exercise price data):

	Year Ended December 31,
	2005		2004		2003
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Beginning balance	15.7	$22.00	15.0	$18.59	14.4	$16.05
Granted	3.1	27.37	3.2	29.89	2.9	24.99
Exercised	(1.6)	11.96	(2.2)	10.36	(2.1)	9.44
Canceled	(0.6)	26.81	(0.3)	21.22	(0.2)	21.00

Ending balance	16.6	$23.82	15.7	$22.00	15.0	$18.59

Exercisable at end of year	5.6		5.1		5.2

Options with respect to 5.3 million shares were available for grant at December 31, 2005.

Other information regarding stock options outstanding and exercisable at December 31, 2005 is summarized as follows (in millions, except exercise price data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$1.11 - $ 22.70	5.3	4.07	$15.81	2.8	$14.02
22.87 - 26.50	4.5	6.53	25.44	1.8	25.47
26.87 - 29.42	5.6	8.92	28.20	0.5	28.48
29.56 - 36.94	1.2	7.50	32.29	0.5	32.60

$1.11 - $ 36.94	16.6	6.63	$23.82	5.6	$20.67

12.    Deferred Compensation

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

In first quarter 2005, 2004 and 2003, Gallagher contributed $4.7 million, $4.6 million and $4.4 million, respectively, to the plan through the issuance of 157,000, 142,000 and 169,000 shares, respectively, of Gallagher’s common stock. The Gallagher common stock that is issued under the plan to the rabbi trust is valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation is classified as a contra equity amount. The unearned deferred compensation balance is shown as a reduction of stockholders’ equity in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants do not have any impact on Gallagher’s consolidated financial statements. During 2005, 2004 and 2003, $2.3 million, $1.7 million and $1.4 million, respectively, was charged to compensation expense related to this plan.

13.    Restricted Stock Awards

Gallagher has adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, Gallagher is authorized to issue 4.0 million shares of Gallagher common stock. The Compensation Committee is responsible for the administration of the plan. Each award granted under the plan represents a right of the holder of the award to receive shares of Gallagher common stock, cash or a combination of shares and cash, subject to the holder’s continued employment with Gallagher for a period of time after the date the award is granted. The Compensation Committee shall determine each recipient of an award under the plan, the number of shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in an award agreement between Gallagher and the recipient of the award. As discussed in the paragraph below, 200,000 shares of restricted stock awards were granted under this plan during 2005 (120,000 shares were issued in 2004 under the plan). Accordingly, as of December 31, 2005, 3.7 million shares are available for grant under this plan.

In first quarter 2005, 2004 and 2003, Gallagher granted 124,000, 65,000 and 302,000 shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $3.7 million, $2.1 million and $7.9 million, respectively, at the date of grant. The majority of the 2005, 2004 and 2003 restricted stock awards vest over a two-year period (21,000 and 19,000 shares of the 2005 and 2004 grants, respectively, vest over a one-year period and 50,000 of the 2005 grants vest over a three-year period at the rate of 33 1/3% per year beginning on March 31, 2006), primarily at the rate of 50% per year beginning on March 31, 2006, 2005 and 2004, respectively. In second quarter 2005, Gallagher granted 40,000 shares of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $1.1 million at the date of grant, all of which vest over a three-year period at the rate of 33 1/3% per year beginning on June 21, 2006. In fourth quarter 2005, Gallagher granted 36,000 shares of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $1.1 million at the date of grant, all of which vest over a five-year period at the rate of 20% per year beginning on November 1, 2006. In second quarter 2004, Gallagher granted 6,000 shares of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $0.2 million at the date of grant, all of which vest over a three-year period at the rate of 20% per year beginning on March 31, 2005. In fourth quarter 2004, Gallagher granted 49,000 shares of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $1.3 million at the date of grant, all of which vest over a three-year period at the rate of 33 1/3% per year beginning on October 31, 2005.

Gallagher accounts for restricted stock at historical cost which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of stockholders’ equity, which will be ratably charged to compensation expense over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants do not have any impact on Gallagher’s consolidated financial statements. During 2005, 2004 and 2003, $4.9 million, $8.3 million and $6.2 million, respectively, was charged to compensation expense related to restricted stock awards granted between 2002 and 2005.

14.    Employee Stock Purchase Plan

Gallagher has an employee stock purchase plan (ESPP) under which the sale of 4.0 million shares of Gallagher’s common stock has been authorized. Eligible employees may contribute up to 15% of their compensation toward the quarterly purchase of Gallagher’s common stock. The employees’ purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may annually purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period of each calendar year). Effective as of the end of each quarter in 2005, Gallagher issued 0.1 million shares of common stock in each quarter to employees who participated in the ESPP during those quarters at an aggregate purchase price of $3.0 million, or $24.48 per share, $2.2 million, or $23.06 per share, $1.9 million, or $23.13 per share, and $1.7 million, or $24.62 per share, respectively. Effective as of the end of each quarter in 2004, Gallagher issued 0.1 million shares of common stock in each quarter to employees who participated in the ESPP during those quarters at an aggregate purchase price of $2.7 million, or $27.16 per share, $2.1 million, or $25.88 per share, $1.8 million, or $25.85 per share, and $1.6 million, or $27.63 per share, respectively. Effective as of the end of third and fourth quarters of 2003, Gallagher issued 0.1 million shares of common stock each quarter to employees who participated in the ESPP during those quarters at an aggregate purchase price of $1.8 million, or $22.89 per share, and $1.9 million, or $24.71 per share, respectively. Currently, there are 3.2 million shares reserved for future issuance. During 2005, 2004 and 2003, $1.8 million, $1.4 million and $0.7 million was charged to compensation expense related to the common stock issued under the ESPP.

15.    Retirement Plans

Gallagher has a noncontributory defined benefit pension plan that covers substantially all domestic employees who have attained a specified age and one year of employment. Benefits under the plan are based on years of service and salary history. Prior to July 1, 2005, Gallagher accounted for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), “Employers’ Accounting for Pensions.” In second quarter 2005, Gallagher amended its defined benefit pension plan to freeze the accrual of future benefits for all domestic employees, effective on July 1, 2005, which resulted in Gallagher recognizing a curtailment gain of $10.0 million.

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2005	2004
Change in pension benefit obligation:
Benefit obligation at beginning of year	$195.7	$153.7
Service cost	10.7	17.2
Interest cost	10.8	10.0
Net actuarial loss	15.9	17.5
Benefits paid	(3.2)	(2.7)
Curtailment	(48.2)	-

Benefit obligation at end of year	$181.7	$195.7

Change in plan assets:
Fair value of plan assets at beginning of year	$137.0	$115.8
Actual return on plan assets	11.0	11.4
Contributions by Gallagher	24.5	12.5
Benefits paid	(3.2)	(2.7)

Fair value of plan assets at end of year	$169.3	$137.0

Funded status of the plan (underfunded)	$(12.4)	$(58.7)
Unrecognized net actuarial loss	10.2	29.5
Unrecognized prior service cost	-	2.7
Unrecognized transition obligation	-	0.1

Net amount recognized	$(2.2)	$(26.4)

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit liability	$(12.4)	$(26.4)
Accumulated other comprehensive loss	10.2	-

Net amount recognized	$(2.2)	$(26.4)

The components of the net periodic pension benefit cost for the plan consists of the following (in millions):

	Year Ended December 31,
	2005	2004	2003
Service cost-benefits earned during the year	$10.7	$17.2	$14.5
Interest cost on benefit obligation	10.8	10.0	8.5
Expected return on plan assets	(12.1)	(10.2)	(7.5)
Amortization of prior service cost	0.2	0.3	0.3
Amortization of net actuarial loss	0.6	-	0.4
Amortization of transition obligation	-	0.1	0.1

Net periodic benefit cost	10.2	17.4	16.3
Curtailment gain	(10.0)	-	-

Total benefit cost	$0.2	$17.4	$16.3

The following is information required to be separately disclosed for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31,
	2005	2004
Projected benefit obligation	$181.7	$195.7
Accumulated benefit obligation	181.7	151.4
Fair value of plan assets	169.3	137.0
The following weighted average assumptions were used at December 31 in determining the plan’s pension benefit obligation:
	December 31,
	2005	2004
Discount rate	5.75%	6.00%
Weighted average rate of increase in future compensation levels	-	6.10%
Weighted average expected long-term rate of return on plan assets	8.25%	8.25%

The following weighted average assumptions were used at January 1 in determining the plan’s net periodic pension benefit cost:
	Year Ended December 31,
	2005	2004
Discount rate	6.00%	6.50%
Weighted average rate of increase in future compensation levels	6.10%	6.10%
Weighted average expected long-term rate of return on plan assets	8.25%	8.50%

The following is a summary of the plan’s weighted average asset allocations at December 31 by asset category:
	December 31,
Asset Category	2005	2004
Equity securities	56.0%	56.0%
Debt securities	35.0%	37.0%
Real estate	9.0%	7.0%

Total	100.0%	100.0%

The following benefit payments are expected to be paid by the plan (in millions):

2006	$3.5
2007	4.1
2008	5.0
2009	5.9
2010	6.9
Years 2011 to 2015	60.3

Plan assets are invested in various pooled separate accounts under a group annuity contract managed by a life insurance carrier. The plan’s investment policy provides that investments shall be allocated in a manner designed to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with risk, and to comply with the Employee Retirement Security Act of 1974 (ERISA) by investing the funds in a manner consistent with ERISA’s fiduciary standards. The weighted average expected long-term rate of return on plan assets assumption of 8.25% was determined based on a review of the asset allocation strategy of the plan using expected ten-year return assumptions for all of the asset classes in which the plan was invested at December 31, 2005. The ten-year return assumptions used in the valuation were based on data provided by the plan’s external investment advisors.

In 2006, Gallagher does not anticipate making any contributions to the pension plan. This expected level of funding is based on the plan being frozen and substantially funded at December 31, 2005. In addition, Gallagher expects there will be no minimum contribution required under the IRC.

Gallagher has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher’s matching contributions (up to a maximum of 2.5% of eligible compensation in 2005 and 2004; in 2003 the maximum was 2.0% of eligible compensation; effective January 1, 2006 the maximum was increased to 5.0%) are at the discretion of Gallagher’s Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $9.5 million, $8.7 million and $6.5 million in 2005, 2004 and 2003, respectively. Gallagher also has a nonqualified deferred compensation plan for certain employees who, due to IRS rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement. Gallagher’s matching contributions to this plan are also at the discretion of Gallagher’s Board of Directors. Gallagher contributed $0.9 million, $0.6 million and $0.6 million to the plan in 2005, 2004 and 2003, respectively. The fair value of the plan’s assets at December 31, 2005 and 2004, respectively, including employee contributions and investment earnings thereon, was $50.7 million and $39.7 million, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheet.

Gallagher also has several foreign benefit plans, the largest of which is a defined contribution plan that provides for basic contributions by Gallagher and voluntary contributions by employees resident in the U.K., which are matched 100% by Gallagher, up to a maximum of 5% of eligible compensation. Net expense for foreign retirement plans amounted to $6.3 million, $5.3 million and $4.1 million in 2005, 2004 and 2003, respectively.

16.    Postretirement Benefits Other than Pensions

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

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2005	2004
Change in postretirement benefit obligation:
Benefit obligation at beginning of year	$7.6	$7.3
Service cost	-	-
Interest cost	0.4	0.5
Net actuarial loss	0.4	-
Benefits paid	(0.4)	(0.2)

Benefit obligation at end of year	$8.0	$7.6

Change in plan assets:
Fair value of plan assets at beginning and end of year	$-	$-

Funded status of the plan (underfunded)	$(8.0)	$(7.6)
Unrecognized net actuarial gain	(3.3)	(4.0)
Unrecognized transition obligation	3.6	4.1

Net amount recognized	$(7.7)	$(7.5)

The components of the net periodic postretirement benefit cost include the following (in millions):

	Year Ended December 31,
	2005	2004	2003
Service cost-benefits earned during the year	$-	$-	$-
Interest cost on benefit obligation	0.4	0.5	0.4
Amortization of transition obligation	0.5	0.5	0.5
Amortization of net actuarial gain	(0.3)	(0.3)	(0.4)

Net periodic benefit cost	$0.6	$0.7	$0.5

The discount rate used to measure the postretirement benefit obligation was 5.25% at December 31, 2005 and 6.00% at December 31, 2004. The discount rate used to measure the net periodic postretirement benefit cost at January 1 was 6.00% for 2005 and 6.50% for 2004. The transition obligation is being amortized over a 20-year period.

The following assumed healthcare cost trend rates were used at December 31 in determining the plan’s postretirement benefit obligation:

	December 31,
	2005	2004
Healthcare cost trend rate assumed for next year	10.00%	8.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	4.50%
Year the rate reaches the ultimate trend rate	2011	2009

The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in millions):

	One Percentage Point
	Increase	Decrease
Effect on the net periodic postretirement benefit cost in 2005	$0.1	$(0.1)
Effect on the postretirement benefit obligation at December 31, 2005	0.9	(0.7)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid by the plan (in millions):

	Prior to Reflecting Medicare Part D	After Reflecting Medicare Part D
2006	$0.5	$0.5
2007	0.6	0.5
2008	0.6	0.5
2009	0.6	0.5
2010	0.6	0.6
Years 2011 to 2015	3.3	3.0

In December 2003, the President of the U.S. signed into law the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act). The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. In May 2004, the FASB issued FASB Staff Position (FSP) 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. FSP 106-2 provided guidance on accounting for the effects of the Act for employers that sponsor postretirement health care plans that provide drug benefits. This FSP also required employers to provide certain disclosures regarding the effect of the federal subsidy provided by the Act. In accordance with FSP 106-1, Gallagher elected to defer accounting for the effects of the Act until 2005. As such, any measures of the postretirement benefit obligation or net periodic postretirement benefit cost for 2004 and 2003 in the consolidated financial statements do not reflect the effects of the Act.

The transition method outlined in FSP 106-2 required public companies to conclude whether the enactment of the Act was a “significant event” pursuant to SFAS 106, “Employers Accounting for Postretirement Benefits Other than Pensions.” In 2005, Gallagher determined that the enactment of the Act was not a “significant event” pursuant to SFAS 106 and that the prescription drug benefit provided under the Gallagher plan to its participants is the actuarial equivalent to Medicare Part D. Accordingly, Gallagher adopted the provisions of FSP 106-2 in the Plan’s 2005 SFAS 106 actuarial valuation, the effect of which was a $0.1 million decrease in the 2005 net periodic benefit cost.

17.    Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments. See Notes 3 and 8 for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2005 are as follows (in millions):

	Payments Due by Period
Contractual Obligations	2006	2007	2008	2009	2010	Thereafter	Total
Credit Agreement	$-	$-	$-	$-	$-	$-	$-
Investment related borrowings:
Home office mortgage loan	0.9	1.1	74.1	-	-	-	76.1
Airplane leasing company debt	1.9	2.1	2.2	2.3	2.5	18.9	29.9
Syn/Coal facility purchase note	2.5	3.5	0.9	-	-	-	6.9

Total debt obligations	5.3	6.7	77.2	2.3	2.5	18.9	112.9
Operating lease obligations	57.0	49.4	42.2	34.9	29.5	40.7	253.7
Net Syn/Coal purchase commitments	4.6	3.0	-	-	-	-	7.6
Outstanding purchase obligations	4.9	-	-	-	-	-	4.9

Total contractual obligations	$71.8	$59.1	$119.4	$37.2	$32.0	$59.6	$379.1

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $450.0 million Credit Agreement it uses to post LOCs and that it can use from time-to-time to borrow funds to supplement operating cash flows. At December 31, 2005, $32.2 million of LOCs (of which Gallagher has $9.0 million of liabilities recorded as of December 31, 2005) were outstanding under the Credit Agreement, which primarily related to Gallagher’s investments as discussed in Note 3. There were no borrowings outstanding under the Credit Agreement at December 31, 2005. Accordingly, as December 31, 2005, $417.8 million remained available for potential borrowings, of which $92.8 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 8 for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3, at December 31, 2005, the accompanying balance sheet includes $112.9 million of borrowings related to Gallagher’s investment related enterprises of which $3.0 million is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher’s executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois, where Gallagher leases approximately 308,000 square feet of space, or approximately 60% of the building. The lease commitment on this property expires February 28, 2011. Gallagher has a 60% ownership interest in the limited partnership that owns the Two Pierce Place property. This investment is consolidated into Gallagher’s consolidated financial statements.

Gallagher generally operates in leased premises at its other locations. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $62.4 million in 2005, $57.9 million in 2004 and $53.7 million in 2003.

With respect to the home office building, the property is leased to Gallagher and non-Gallagher tenants under operating leases that expire at various dates over the next three years. In the normal course of business, Gallagher expects that the leases will be renewed or replaced. The following is a summary of the minimum future rentals to be received from non-Gallagher tenants on noncancelable operating leases related to the home office building and to sublease arrangements of other office space as of December 31, 2005 (in millions):

Year	Amount
2006	$4.8
2007	1.6
2008	1.5
2009	1.5
2010	1.2
Thereafter	2.2

Total	$12.8

Charges for real estate taxes and common area maintenance are adjusted annually based on actual expenses, and the related revenues are recognized in the year in which the expenses are incurred. These amounts are not included in the minimum future rentals to be received in the table above.

Net Syn/Coal Purchase Commitments - Gallagher has interests in two Syn/Coal facilities that it consolidates. See Note 3 for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and Syn/Coal sales agreements. These agreements terminate immediately in the event the Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2005. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2005 are as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts Committed
Off-Balance Sheet Commitments	2006	2007	2008	2009	2010	Thereafter
Investment related:
Letters of credit	$-	$-	$-	$-	$-	$23.7	$23.7
Funding commitments	0.7	0.6	-	-	-	-	1.3

Total commitments	$0.7	$0.6	$-	$-	$-	$23.7	$25.0

At December 31, 2005, Gallagher had no off-balance sheet commitments related to its Brokerage or Risk Management operations. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Note 3 for a discussion of Gallagher’s outstanding LOCs, financial guarantees and funding commitments. All of the LOCs represent multiple year commitments and have annual, automatic renewing provisions and are classified by the latest commitment date.

During the period from January 1, 2002 to December 31, 2005, Gallagher acquired fifty-three companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2005 acquisitions are disclosed in Note 4. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as upward adjustments to goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout obligations outstanding as of December 31, 2005 related to acquisitions made by Gallagher in the period from 2002 to 2005 was $84.4 million.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, whichever is appropriate depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher’s consolidated balance sheet at December 31, 2005 and 2004. The December 31, 2005 and 2004 balance sheets of several of these unconsolidated investments contain outstanding debt, which are also not required to be included in Gallagher’s consolidated balance sheet.

In certain cases, Gallagher guarantees a portion of the enterprises’ debt. Based on the ownership structure of these investments, management believes that Gallagher’s exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments, LOCs and financial guarantees. In the event that certain of these enterprises were to default on their debt obligations and Gallagher’s net carrying value became impaired, the amount to be impaired could have a material effect on Gallagher’s consolidated operating results and/or financial position. See Note 3 for additional disclosures regarding these investments.

In addition to obligations and commitments related to Gallagher’s investing activities discussed above, at December 31, 2005, Gallagher has posted an LOC of $5.5 million for the benefit of an insurance company related to Gallagher’s self-insurance deductibles, for which it has a recorded liability of $6.0 million.

Gallagher’s commitments associated with outstanding letters of credit (LOCS), financial guarantees and funding commitments at December 31, 2005 were as follows (all dollar amounts in table are in millions):

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure	Liability Recorded
Tax advantaged investments
“Reclamation” collateral (LOC) for land owned by Gallagher - expires after 2010	(1)	None	$4.4	$-
Trigger - Activities cease and Gallagher does notproceed with the reclamation process

Funding commitment to a multi-pollutant reduction venture - expires 2006	None	None	0.7	-
Trigger - Agreed conditions met

Real estate, venture capital and other
Funding commitments to two funds - expires 2007	None	None	0.6	-
Trigger - Agreed conditions met

Investments accounted for on a consolidated basis
Credit support (LOC) for Gallagher’s corporate headquarters building mortgage - expires 2008	None	None	3.0	3.0
Trigger - Manager (partial owner) defaults on mortgage payment

Credit support (LOC) for Florida Community Development bonds - expires 2032	(2)	Reimbursement of LOC fees, plus “residual”	12.6	-
Trigger - Florida Community Development defaults on payments		cash payments

Other
Credit support (LOC) for deductibles due by Gallagher on its own insurance coverages - expires after 2010	None	None	5.5	5.5

Trigger - Gallagher does not reimburse the insurancecompany for deductibles the insurance companyadvances on behalf of Gallagher - Total recorded liability for these self insurance deductibles was $6.0 million at December 31, 2005

Credit enhancement (LOC) for Gallagher’s Bermuda captive insurance operation to meet minimum statutory capital requirements - expires after 2010	(3)	Reimbursement of LOC fees	3.7	-
Trigger - Dissolution or catastrophic financial results of the operation

Credit support (2 LOCs) for clients’ claim funds held by Gallagher’s Bermuda captive insurance operation in a fiduciary capacity - expires after 2010	None	Reimbursement of LOC fees	3.0	-
Trigger - Investments fall below prescribed levels

			$33.5	$8.5

(1)	Specific parcels of land.
(2)	Indemnification by an affiliate of the purchaser of the project.
(3)	The majority owners of the operation pledge their percentage ownership portion of any draw.

See the Management’s Discussion and Analysis of Financial Condition and Results of Operations for an analysis of the Off-Balance Sheet Commitments. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

As more fully described in Notes 3 and 8, at December 31, 2005, Gallagher had LOCs, financial guarantees and funding commitments related to its investments.

Litigation - Gallagher is engaged in various legal actions incident to the nature of its business.

Private parties have filed civil litigation against Gallagher under a variety of legal theories relating to, among other things, broker compensation practices. As previously reported, Gallagher is a defendant in a purported class action (Village of Orland Hills v. Arthur J. Gallagher & Co., Case No. 00 CH 13855, pending in the Circuit Court of Cook County, Illinois), which challenges the propriety of alleged “undisclosed contingent commissions” paid pursuant to certain compensation arrangements between Gallagher and various insurance carriers. This action was terminated when Gallagher’s motion for summary judgment was granted in 2002 but was reinstated in 2003 when such ruling was overturned by an intermediate appeals court.

In addition, on October 19, 2004, Gallagher was joined as a defendant in a purported class action, originally filed in August 2004, in the U.S. District Court for the Southern District of New York by OptiCare Health Systems Inc. against various large insurance brokerage firms and commercial insurers (OptiCare Health Systems Inc. v. Marsh & McLennan Companies, Inc., et al., Case No. 04 CV 06954 (DC)). The amended complaint alleges that the defendants used the contingent commission structure of placement service agreements in a conspiracy to deprive policyholders of “independent and unbiased brokerage services, as well as free and open competition in the market for insurance.” On February 1, 2006, the plaintiffs filed a second amended complaint that added additional defendants, including two of Gallagher’s subsidiaries, but which otherwise did not contain any new claims or allegations. Since fourth quarter 2004, nine other similar purported class actions have been filed alleging claims similar to those alleged by the plaintiff in the OptiCare litigation. These cases have been, or likely will be, included in a Multi-District Litigation proceeding before the U.S. District Court for the District of New Jersey. Additionally, there are three state cases alleging similar claims.

On December 15, 2004, a shareholder derivative action was filed against Gallagher’s directors and certain officers in the U.S. District Court for the Northern District Court of Illinois (Fener v. Robert E. Gallagher, et al., Case No. 040 8093). This derivative action alleged that such directors and officers violated various state laws, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment, by purportedly causing Gallagher to engage in fraudulent insurance placement practices and to violate federal securities laws by disseminating false and misleading statements concerning Gallagher’s financial results and operations. This case was dismissed by the trial court on September 8, 2005 and the plaintiff filed a notice of voluntary dismissal on October 11, 2005.

Gallagher believes it has meritorious defenses in all of these cases and intends to defend itself vigorously. However, neither the outcomes of these cases nor their effect upon Gallagher’s business, financial condition or results of operations can be predicted at this time.

See Note 3 for a discussion on a litigation related pretax charge of $131.0 million recorded by Gallagher in first quarter 2005.

Contingent Commissions and Other Industry Developments - The insurance industry in general, and Gallagher individually, continue to be the subjects of a significant level of scrutiny by various regulatory bodies, including State Attorneys General and the departments of insurance for various states, with respect to certain contingent commission arrangements (generally known as contingent commission or placement service agreements) between insurance brokers and insurance carriers.

On May 18, 2005, Gallagher and its subsidiaries and affiliates, except for Gallagher Bassett Services, Inc., entered into an Assurance of Voluntary Compliance (the AVC) with the Attorney General of the State of Illinois and the Director of Insurance of the State of Illinois (collectively, the IL State Agencies) to resolve all of the issues related to investigations conducted by the IL State Agencies. A copy of the AVC was previously disclosed as an exhibit to Gallagher’s Current Report on Form 8-K dated May 18, 2005.

The material terms of the AVC and actions which have been taken under it are as follows:

•	On January 12, 2006, Gallagher paid $26.9 million into a fund (the Fund) to be distributed to certain eligible policyholder clients. These payments are in full satisfaction of Gallagher’s obligations under the AVC and the IL State Agencies have agreed not to impose any other financial obligation or liability on Gallagher in connection with their investigations. No portion of the payments by Gallagher is considered a fine or penalty.

•	The Fund, plus any interest, will be used to compensate Gallagher’s eligible policyholder clients according to procedures set out in the AVC.

•	In third quarter 2005, Gallagher calculated, in accordance with a formula approved by the IL State Agencies, the amount that each policyholder client is eligible to receive from the Fund. Clients eligible to participate in the Fund are those retail policyholders who retained Gallagher’s U.S. offices to place, renew, consult on or service insurance with inception or renewal dates between January 1, 2002 and December 31, 2004 (the Relevant Period) where such placement, renewal, consultation or servicing resulted in contingent commissions or overrides recorded by Gallagher during the Relevant Period (the Eligible Policyholders).

•	On September 30, 2005, Gallagher sent a notice to each Eligible Policyholder setting forth, among other things, the amount it will be paid from the Fund if it elects to participate (a Participating Policyholder). Participating Policyholders must tender a release of claims against Gallagher arising from acts, omissions, transactions or conduct that are the subject of the investigations by the IL State Agencies.

•	As of December 31, 2005, $18.0 million had been claimed from the Fund by eligible policyholders.

•	On or before March 31, 2006, Gallagher will distribute from the Fund to each Participating Policyholder, that Participating Policyholder’s aggregate share of the Fund with the monies then available in the Fund.

•	In the event that an Eligible Policyholder elects not to participate or otherwise had not responded by December 31, 2005 (a Non-Participating Policyholder), that client’s allocated share may be used by Gallagher to satisfy any pending or other claims asserted by clients relating to the matters covered by the AVC. In no event shall a distribution be made from the Fund to any other client until all Participating Policyholders have been paid, nor shall total payments to any Non-Participating Policyholder exceed 80% of that policyholder’s original allocated share. If any funds remain in the Fund as of December 31, 2007, such funds shall be distributed pro rata to the Participating Policyholders with the approval of the IL State Agencies. In no event shall any of the amounts paid into the Fund be used to pay attorneys’ fees.

On or before December 31, 2005, Gallagher undertook certain changes to business practices, including the following:

•	With respect to U.S.-domiciled retail brokerage agency, producing, consulting or other services, to accept only a specific fee to be paid by the client, a specific fee or a specific percentage commission to be paid by an insurer set at the time of purchase, renewal, placement or servicing of an insurance policy, or a combination of both.

•	To fully disclose, in plain unambiguous written language, commissions and fees in either dollars or percentage amounts.

•	Not to accept any other material ($500 or more) compensation or consideration from an insurer other than as stated above, including contingent compensation in connection with any retail insurance policy covering U.S. clients or risks.

•	To disclose to each retail client based in the U.S. or with risks in the U.S., at least annually, all compensation received during the preceding year from any insurer or third party in connection with the client’s policy.

•	To implement company-wide written standards of conduct regarding compensation from insurers consistent with the terms of the AVC and institute appropriate training of employees, including business ethics, professional obligations, conflicts of interest, antitrust and trade practices compliance and recordkeeping.

•	To establish a Compliance Committee of Gallagher’s Board of Directors.

•	To maintain a record of all complaints regarding compensation from any insurer, and provide such record to the Compliance Committee.

•	To file annual reports with the IL State Agencies for three years, beginning for the year ended December 31, 2006.

Although the investigation uncovered no evidence of Gallagher having engaged in the practices listed below, Gallagher also agreed:

•	Not to accept or request of any insurer any compensation in connection with Gallagher’s selection of insurance companies from which to solicit bids for its clients.

•	Not to request or accept from any insurer any false, fictitious or inflated quote, or quote that does not represent the insurers’ best evaluation at the time, of the minimum premium the insurer would require to bind the insurance coverage sought by the client.

•	Not to request or accept from any insurer any promise or commitment for the use of Gallagher’ services, including reinsurance brokerage, agency or producing services, conditioned upon any arrangement to provide preferential treatment for any insurer.

•	Not to place, renew or service a client’s business through a wholesale broker unless Gallagher discloses to the client all of the compensation to be received, any interest or contractual agreements Gallagher may have in the wholesale broker, and any alternative to using the wholesale broker.

Gallagher shall not, directly or indirectly, seek or accept indemnification pursuant to any insurance policy with respect to any amounts payable under the AVC.

As allowed under the AVC, Gallagher may accept contingent compensation from non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired up to one year from the acquisition date.

In 2005, Gallagher recorded a pretax charge of $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices discussed above. In first quarter 2005, Gallagher incurred $35.0 million of the charge, which was primarily related to costs associated with the AVC and other investigations and inquiries from other governmental authorities related to contingent commissions and various other historical business practices. In fourth quarter 2005, Gallagher incurred the remainder of the charge, or $38.6 million, which was primarily related to costs associated with investigations and inquiries from governmental authorities related to contingent commissions and various other historical business practices, and the pending civil litigation. The amount accrued as of December 31, 2005 represents Gallagher’s best estimate of the amount required to resolve the state insurance investigations, which includes all of the costs related to the funding and administration of the AVC, plus an accrual to resolve the pending litigation and an accrual for legal costs incurred or to be incurred to resolve these matters. Legal costs include amounts incurred or estimated to be incurred associated with the subpoenas received from State Attorneys General, investigations by governmental authorities and the internal review that was conducted by Gallagher’s independent counsel. Gallagher continues to be the subject of a substantial number of regulatory and legal actions by State Attorneys General and private litigants investigating various historical business practices.

Contingent Liabilities - Gallagher purchases insurance to provide protection from errors and omissions (E&O) claims that may arise during the ordinary course of business. However, insuring 100% of potential claims is not cost effective. Effective June 1, 2005, Gallagher began to retain the first $5.0 million of each and every E&O claim. Prior to June 1, 2005, Gallagher retained the first $2.5 million of each and every E&O claim. Gallagher’s E&O insurance provides aggregate coverage for E&O losses up to $155.0 million in excess of Gallagher’s retained amounts. Gallagher has historically maintained self-insurance reserves for the portion of its E&O exposure that is not insured. Gallagher periodically determines a range of possible reserve levels using actuarial techniques that rely heavily on projecting historical claim data into the future. Gallagher’s E&O reserve in the December 31, 2005 consolidated balance sheet is above the lower end of the most recently determined actuarial range by $6.0 million and below the upper end of the actuarial range by $4.0 million. There can be no assurances that the historical claim data used to project the current reserve levels will be indicative of future claim activity. Thus, the actuarial ranges and E&O reserve level could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

18.     Income Taxes

Gallagher and its principal domestic subsidiaries are included in a consolidated federal income tax return. Gallagher’s international subsidiaries file various income tax returns in their jurisdictions. Significant components of earnings from continuing operations before income taxes and the provision (benefit) for income taxes are as follows (in millions):

	Year Ended December 31,
	2005	2004	2003
Earnings (loss) from continuing operations before income taxes:
Domestic	$5.0	$221.3	$174.6
Foreign, principally United Kingdom, Australia and Bermuda	(7.8)	16.0	18.2

	$(2.8)	$237.3	$192.8

Provision (benefit) for income taxes - continuing operations:
Federal:
Current	$41.9	$64.8	$57.0
Deferred	(74.7)	(40.5)	(30.3)

	(32.8)	24.3	26.7

State and local:
Current	11.3	23.7	16.5
Deferred	(9.9)	(5.4)	(1.7)

	1.4	18.3	14.8

Foreign:
Current	4.7	4.5	4.9
Deferred	(4.7)	0.7	0.5

	-	5.2	5.4

Total provision (benefit) for income taxes - continuing operations	$(31.4)	$47.8	$46.9

A reconciliation of the provision (benefit) for income taxes from continuing operations with the U.S. federal income tax rate is as follows (in millions):

	Year Ended December 31,
	2005		2004		2003
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal statutory rate	$(1.0)	35.0	$83.0	35.0	$67.5	35.0
State income taxes - net of federal benefit	0.9	NMF	12.1	5.1	9.7	5.0
Foreign taxes	2.9	NMF	(0.4)	(0.2)	(2.6)	(1.3)
Low income housing and alternative energy tax credits	(40.0)	NMF	(54.8)	(23.1)	(31.8)	(16.5)
Amortization expense of low income housing and alternative energy investment, net of tax benefit	0.3	NMF	1.1	0.5	1.6	0.8
Foreign dividends and other permanent differences	3.8	NMF	6.3	2.7	2.3	1.2
Stock compensation	0.6	NMF	0.5	0.2	0.2	0.1
Increase due to uncertain tax positions	1.9	NMF	-	-	-	-
Foreign tax credit	(1.9)	NMF	-	-	-	-
IRC Section 965 dividend	1.1	NMF	-	-	-	-

Provision (benefit) for income taxes - continuing operations	$(31.4)	35.0	$47.8	20.2	$46.9	24.3

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher’s deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2005	2004
Deferred tax assets:
Alternative minimum tax (AMT) and other credit carryforwards	$119.1	$83.9
Accrued and unfunded compensation and employee benefits	62.9	68.2
Litigation related matters	60.9	-
Investment-related partnerships	46.7	72.7
Accrued liabilities	23.6	22.3
Minimum liability of pension plan	4.0	-
Other	4.1	5.1

Total deferred tax assets	321.3	252.2
Valuation allowance for deferred tax assets	-	-

Deferred tax assets	321.3	252.2

Deferred tax liabilities:
Nondeductible amortizable intangible assets	23.5	23.1
Accrued and unfunded compensation and employee benefits	-	0.9
Accrued liabilities	0.3	7.9
Investment-related partnerships	13.3	22.1

Total deferred tax liabilities	37.1	54.0

Net deferred tax assets	$284.2	$198.2

At December 31, 2005 and 2004, $85.2 million and $67.4 million, respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheet. At December 31, 2005 and 2004, $37.1 million and $54.0 million, respectively, of deferred tax liabilities have been included in other current and noncurrent liabilities in the accompanying consolidated balance sheet. AMT credits and other credits have an indefinite and twenty year life, respectively. Gallagher expects to fully utilize the amounts carried forward. Gallagher does not provide for U.S. federal income taxes on the undistributed earnings ($21.0 million at December 31, 2005) of foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings is $5.4 million at December 31, 2005.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provided for a special one-time opportunity for Gallagher to repatriate foreign earnings at a maximum rate of 5.25%. In 2005, Gallagher repatriated $29.5 million from its foreign subsidiaries. Accordingly, Gallagher has recorded income tax expense of $1.1 million related to the repatriation under the Act.

19. Quarterly Operating Results (unaudited)

Quarterly operating results for 2005 and 2004 were as follows (in millions, except per share data):

	1st	2nd	3rd	4th
2005
Total revenues	$346.8	$371.1	$389.9	$376.1
Litigation related matters	131.0	-	-	-
Retail contingent commission related matters	35.0	-	-	38.6
Other expenses	305.5	313.7	324.3	338.6

Total expenses	471.5	313.7	324.3	377.2

Earnings (loss) from continuing operations before income taxes	(124.7)	57.4	65.6	(1.1)
Earnings (loss) from continuing operations	(73.6)	44.2	50.5	7.5
Earnings (loss) from discontinued operations	(5.4)	7.6	-	-
Net earnings (loss)	(79.0)	51.8	50.5	7.5

Basic net earnings (loss) per share:
Earnings (loss) from continuing operations	$(.80)	$.47	$.53	$.08
Earnings (loss) from discontinued operations	(.05)	.08	-	-

Net earnings (loss)	$(.85)	$.55	$.53	$.08

Diluted net earnings (loss) per share:
Earnings (loss) from continuing operations	$(.80)	$.46	$.52	$.08
Earnings (loss) from discontinued operations	(.05)	.08	-	-

Net earnings (loss)	$(.85)	$.54	$.52	$.08

2004
Total revenues	$331.4	$368.7	$363.5	$373.4

Total expenses	282.1	310.8	295.0	311.8
Earnings from continuing operations before income taxes	49.3	57.9	68.5	61.6
Earnings from continuing operations	39.3	46.3	54.7	49.2
Loss from discontinued operations	(0.4)	(0.2)	(0.3)	(0.1)
Net earnings	38.9	46.1	54.4	49.1

Basic net earnings per share:
Earnings from continuing operations	$.43	$.51	$.59	$.53
Loss from discontinued operations	-	-	-	-

Net earnings	$.43	$.51	$.59	$.53

Diluted net earnings per share:
Earnings from continuing operations	$.41	$.49	$.57	$.52
Loss from discontinued operations	-	-	-	-

Net earnings	$.41	$.49	$.57	$.52

In fourth quarter 2005, Gallagher adjusted the previously reported amount for its first quarter 2005 discontinued operating results for a $5.0 million, or $0.05 per diluted share, income tax charge related to the income tax provision on the sale of one of its medical claim management operations that occurred in first quarter 2005.

20.     Segment Information

Gallagher has identified three operating segments: Brokerage, Risk Management and Financial Services. The Brokerage Segment comprises three operating divisions: the Brokerage Services-Retail Division, Specialty Marketing and International and Gallagher Benefit Services. The Brokerage Segment, for commission or fee compensation, places commercial property/casualty (P/C) and employee benefit-related insurance on behalf of its customers. The Risk Management Segment provides P/C third-party administration, loss control and risk management consulting and insurance property appraisals. Third party administration is principally the management and processing of claims for self-insurance programs of Gallagher’s clients or clients of other brokers. The Financial Services Segment is responsible for managing Gallagher’s investment portfolio. Allocations of investment income and certain expenses are based on reasonable assumptions and estimates. Reported operating results by segment would change if different methods were applied. Financial information relating to Gallagher’s segments for 2005, 2004 and 2003 is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2005
Revenues:
Commissions	$784.3	$-	$-	$784.3
Retail contingent commissions	28.8	-	-	28.8
Fees	169.8	367.7	-	537.5
Investment income - fiduciary	17.9	2.9	-	20.8
Investment income all other	-	-	108.9	108.9
Investment income gains	-	-	3.6	3.6

Total revenues	1,000.8	370.6	112.5	1,483.9

Compensation	584.0	205.9	-	789.9
Operating	234.1	88.2	-	322.3
Investment expenses	-	-	104.9	104.9
Interest	-	-	11.6	11.6
Depreciation	13.6	7.7	11.4	32.7
Amortization	20.3	0.4	-	20.7
Litigation related matters	-	-	131.0	131.0
Retail contingent commissions related matters	73.6	-	-	73.6

Total expenses	925.6	302.2	258.9	1,486.7

Earnings (loss) from continuing operations before income taxes	75.2	68.4	(146.4)	(2.8)
Provision (benefit) for income taxes	3.1	15.8	(50.3)	(31.4)

Earnings (loss) from continuing operations	$72.1	$52.6	$(96.1)	$28.6

Net foreign exchange gain (loss)	$(2.6)	$(0.1)	$-	$(2.7)
Revenues:
United States	$878.9	$335.1	$109.8	$1,323.8
Foreign, principally United Kingdom, Australia and Bermuda	121.9	35.5	2.7	160.1

Total revenues	$1,000.8	$370.6	$112.5	$1,483.9

At December 31, 2005
Identifiable assets:
United States	$1,927.7	$239.8	$569.7	$2,737.2
Foreign, principally United Kingdom, Australia and Bermuda	570.8	44.6	36.9	652.3

Total identifiable assets	$2,498.5	$284.4	$606.6	$3,389.5

Goodwill - net	$236.2	$9.5	$-	$245.7
Amortizable intangible assets - net	168.3	4.2	-	172.5

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2004
Revenues:
Commissions	$726.8	$-	$-	$726.8
Retail contingent commissions	33.8	-		33.8
Fees	146.2	343.8	-	490.0
Investment income - fiduciary	13.4	1.7	-	15.1
Investment income all other	-	-	93.3	93.3
Impact of FIN 46 on investment income all other	-	-	69.9	69.9
Investment income gains	-	-	8.1	8.1

Total revenues	920.2	345.5	171.3	1,437.0

Compensation	527.5	187.3	-	714.8
Operating	176.1	91.8	-	267.9
Investment expenses	-	-	89.9	89.9
Impact of FIN 46 on investment expenses	-	-	67.2	67.2
Interest	-	-	9.5	9.5
Depreciation	12.9	7.8	9.3	30.0
Impact of FIN 46 on depreciation	-	-	2.7	2.7
Amortization	17.3	0.4	-	17.7

Total expenses	733.8	287.3	178.6	1,199.7

Earnings (loss) from continuing operations before income taxes	186.4	58.2	(7.3)	237.3
Provision (benefit) for income taxes	37.4	11.3	(0.9)	47.8

Earnings (loss) from continuing operations	$149.0	$46.9	$(6.4)	$189.5

Net foreign exchange gain (loss)	$2.3	$-	$-	$2.3

Revenues:
United States	$814.9	$306.9	$167.9	$1,289.7
Foreign, principally United Kingdom, Australia and Bermuda	105.3	38.6	3.4	147.3

Total revenues	$920.2	$345.5	$171.3	$1,437.0

At December 31, 2004
Identifiable assets:
United States	$1,752.6	$189.0	$609.8	$2,551.4
Foreign, principally United Kingdom, Australia and Bermuda	601.9	42.2	37.8	681.9

Total identifiable assets	$2,354.5	$231.2	$647.6	$3,233.3

Goodwill - net	$209.5	$9.5	$-	$219.0
Amortizable intangible assets - net	150.6	4.6	-	155.2

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2003
Revenues:
Commissions	$676.2	$-	$-	$676.2
Retail contingent commissions	29.3	-	-	29.3
Fees	127.5	291.2	-	418.7
Investment income - fiduciary	7.5	0.8	-	8.3
Investment income all other	-	-	66.7	66.7
Impact of FIN 46 on investment income all other	-	-	46.4	46.4
Investment income losses	-	-	(24.5)	(24.5)

Total revenues	840.5	292.0	88.6	1,221.1

Compensation	476.4	161.7	-	638.1
Operating	170.1	81.7	-	251.8
Investment expenses	-	-	47.9	47.9
Impact of FIN 46 on investment expenses	-	-	44.1	44.1
Interest	-	-	8.0	8.0
Depreciation	12.1	7.7	7.2	27.0
Impact of FIN 46 on depreciation	-	-	2.3	2.3
Amortization	9.0	0.1	-	9.1

Total expenses	667.6	251.2	109.5	1,028.3

Earnings (loss) from continuing operations before income taxes	172.9	40.8	(20.9)	192.8
Provision (benefit) for income taxes	42.2	9.6	(4.9)	46.9

Earnings (loss) from continuing operations	$130.7	$31.2	$(16.0)	$145.9

Net foreign exchange gain (loss)	$0.5	$(0.3)	$-	$0.2

Revenues:
United States	$745.2	$260.6	$85.3	$1,091.1
Foreign, principally United Kingdom, Australia and Bermuda	95.3	31.4	3.3	130.0

Total revenues	$840.5	$292.0	$88.6	$1,221.1

At December 31, 2003
Identifiable assets:
United States	$1,433.2	$174.2	$611.7	$2,219.1
Foreign, principally United Kingdom, Australia and Bermuda	609.7	26.4	45.2	681.3

Total identifiable assets	$2,042.9	$200.6	$656.9	$2,900.4

Goodwill - net	$129.8	$8.5	$-	$138.3
Amortizable intangible assets - net	79.4	5.2	-	84.6

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of Gallagher’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gallagher’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 8, 2006, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

February 8, 2006

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

In conducting Gallagher’s evaluation of the effectiveness of its internal control over financial reporting, Gallagher has excluded the following acquisitions completed by Gallagher in 2005 of Horton Insurance Agency, Inc., Marine Insurance Service, LLC, Chris Schroeder Insurance, Inc., Alternative Market Specialists, WorkCare Northwest, Inc., Belmont Associates Consultants, Inc., Classic Insurance Services, Ltd., Corporate Life Consultants, Inc., Interpacific Underwriting Agencies Pty Ltd and Brokerage Professionals, Inc. Collectively, these acquisitions constituted approximately 1% of total assets as of December 31, 2005 and approximately 1% of total revenues and net earnings of $3.1 million for the year then ended. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements.

Based on Gallagher’s evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2005. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Arthur J. Gallagher & Co.

Itasca, Illinois

February 8, 2006

/s/ J. Patrick Gallagher, Jr.	/s/ Douglas K. Howell
J. Patrick Gallagher, Jr. President and Chief Executive Officer	Douglas K. Howell Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Arthur J. Gallagher & Co. (Gallagher) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gallagher’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Gallagher’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Horton Insurance Agency, Inc., Marine Insurance Service, LLC, Chris Schroeder Insurance, Inc., Alternative Market Specialists, WorkCare Northwest, Inc., Belmont Associates Consultants, Inc., Classic Insurance Services, Ltd., Corporate Life Consultants, Inc., Interpacific Underwriting Agencies Pty Ltd and Brokerage Professionals, Inc., which are included in the 2005 consolidated financial statements of Gallagher and constituted approximately 1% of total assets as of December 31, 2005 and approximately 1% of total revenues and net earnings of $3.1 million for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at these entities because Gallagher acquired these entities during 2005. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements. Our audit of internal control over financial reporting of Gallagher also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, management’s assessment that Gallagher maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gallagher maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 2005 and 2004 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005 and our report dated February 8, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

February 8, 2006