Form 10-K, Exhibit 13
period 2006-12-31
GALLAGHER ARTHUR J & CO
filed 2007-02-05
CIK 354190

Exhibit 13.0

Arthur J. Gallagher & Co.

2006 Financial Statements

Index

Page Number

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction		F - 2
Insurance Market Overview		F - 2
Contingent Commissions and Other Industry Developments		F - 3
Critical Accounting Policies		F - 5
Business Combinations and Dispositions		F - 6
Results of Operations		F - 6
Financial Condition and Liquidity		F - 17
Contractual Obligations and Commitments		F - 20
Off-Balance Sheet Arrangements		F - 21
Quantitative and Qualitative Disclosure about Market Risk		F - 22

Consolidated Financial Statements
Consolidated Statement of Earnings		F - 23
Consolidated Balance Sheet		F - 24
Consolidated Statement of Cash Flows		F - 25
Consolidated Statement of Stockholders’ Equity		F - 26

Notes to Consolidated Financial Statements
Note 1:	Summary of Significant Accounting Policies	F - 27
Note 2:	Effect of New Accounting Pronouncements	F - 30
Note 3:	Investments	F - 33
Note 4:	Business Combinations	F - 41
Note 5:	Discontinued Operations	F - 43
Note 6:	Fixed Assets	F - 43
Note 7:	Intangible Assets	F - 44
Note 8:	Credit and Other Debt Agreements	F - 45
Note 9:	Capital Stock and Stockholders’ Rights Plan	F - 46
Note 10:	Earnings per Share	F - 46
Note 11:	Stock Option Plans	F - 47
Note 12:	Deferred Compensation	F - 49
Note 13:	Restricted Stock Awards	F - 49
Note 14:	Employee Stock Purchase Plan	F - 51
Note 15:	Retirement Plans	F - 52
Note 16:	Postretirement Benefits Other than Pensions	F - 54
Note 17:	Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements	F - 56
Note 18:	Income Taxes	F - 62
Note 19:	Quarterly Operating Results (unaudited)	F - 64
Note 20:	Segment Information	F - 64

Report of Independent Registered Public Accounting Firm on Financial Statements		F - 68

Management’s Report on Internal Control Over Financial Reporting		F - 69

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting		F - 70

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

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Language Regarding Forward-Looking Statements” on the last page of the 2006 Annual Report.

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

For an extended period of years through late 2000 the P/C industry was in a soft market. This pricing pressure, together with a period of natural catastrophes and other losses, resulted in billions of dollars of underwriting losses in the P/C insurance market in the late 1990s and early in 2000. These losses, coupled with subsequent downward pressure on insurance companies’ investment returns due to declining equity markets and interest rates, resulted in a general market hardening in the three-year period from late 2000 through 2003. This market hardening was accentuated in 2001 by the events of September 11th, following which insurance coverage in many lines became less available and premium rates increased, in some cases dramatically. These developments had a positive impact on Gallagher’s 2002 and 2003 operating results.

In 2004 and 2005, the market softened again in many lines and in many geographic areas. However, even with an abnormally high level of hurricane activity and other natural disasters in those years, the market generally continued to soften in 2006. For example, the first quarter 2006 survey by the Council of Insurance Agents & Brokers (CIAB) indicated that commercial P/C rates were flat or fell slightly during first quarter 2006, with renewal premiums for half of all account sizes holding steady or dropping between 1.0% and 10.0% in first quarter 2006. The CIAB represents the leading domestic and international insurance brokers who write approximately 80.0% of the commercial P/C premiums in the U.S. According to an analysis of CIAB’s first quarter 2006 data by Lehman Brothers Equity Research, the average commercial P/C account renewing in first quarter 2006 experienced a rate decline of 2.7%. An analysis of CIAB’s second quarter 2006 data indicated that commercial premium rates declined by an average of 3.0% for all sizes of accounts, and all individual P/C lines experienced a decrease except commercial property, which increased 9.0%. An analysis of CIAB’s third quarter 2006 data indicated that commercial premium rates declined by an average of 5.3% for all sizes of accounts. According to the CIAB, commercial insurance premiums continued to decline in all but catastrophe-exposed areas during fourth quarter 2006, with insurers willing to lower premium rates and place fewer restrictions on coverages in order to obtain new business. An analysis of CIAB’s fourth quarter 2006 data by Lehman Brothers indicated an average rate decline of 9.6% in commercial premium rates for all sizes of accounts. The average decline was 12.1% for large accounts and 6.3% for small accounts, the largest rate of decline for both categories since the CIAB surveys began in 1999.

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

Other buyers moved toward the alternative insurance market, which includes self-insurance, captives, rent-a-captives, risk retention groups and capital market solutions to transfer risk. According to industry estimates, these mechanisms now account for nearly 50% of the total commercial P/C market in the U.S. Gallagher’s brokerage units are very active in these markets as well, which could have a favorable effect on Gallagher’s Risk Management Services Segment. While the gradual movement toward these alternative markets has reduced commission revenue to Gallagher, Gallagher anticipates that new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services may be major factors in Gallagher’s fee revenue growth in 2007.

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

Although the New York AG’s complaint against Marsh focused primarily upon arrangements with P/C Carriers, subpoenas were served on a number of group life and disability and traditional health Carriers, as well as the insurance brokerage firms who assist in the placement of such types of insurance. At the press conference announcing its complaint against Marsh, the New York AG indicated that its investigation would look across various lines of insurance. In connection with its investigation of the insurance industry, the New York AG brought criminal charges against company executives and employees at various brokers and Carriers, some of which have resulted in guilty pleas being entered.

As previously reported, on May 18, 2005, Gallagher’s brokerage related subsidiaries and affiliates entered into an Assurance of Voluntary Compliance (the AVC) with the Attorney General of the State of Illinois and the Director of Insurance of the State of Illinois (collectively, the IL State Agencies) to resolve all of the issues related to certain investigations conducted by the IL State Agencies involving contingent commission arrangements. As stipulated in the AVC, on January 12, 2006, Gallagher paid $26.9 million into a fund (the Fund) to be distributed to certain eligible policyholder clients. As of December 31, 2006, $8.6 million remained in the Fund which is available to satisfy existing and future AVC related claims and other potential settlement obligations as allowed by the AVC. In addition, under the AVC Gallagher agreed to implement, to the extent not previously undertaken, certain business changes, including agreeing not to accept U.S.-domiciled retail contingent compensation as defined in the AVC. On October 26, 2004, Gallagher announced that it would not enter into any new volume-based or profit-based contingent commissions agreements as a retail broker effective January 1, 2005. However, as allowed under the AVC, Gallagher has continued to accept contingent compensation from non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired up to three years from the acquisition date. See Note 17 to the Consolidated Financial Statements for a discussion of the material terms of the AVC. Accordingly, beginning in 2005 and more significantly in 2006, Gallagher began to experience reduced contingent commission revenue and it is expected that future contingent commission revenues will continue to be substantially reduced. The reduction in retail contingent commissions, as discussed above, has continued to have a substantial negative impact on Gallagher’s pretax earnings in 2006 and is expected to have such effect on future earnings.

In 2004, the New York State Insurance Department commenced an investigation and issued requests for information to various brokers and Carriers, including one of Gallagher’s New York brokerage subsidiaries, concerning contingent commission arrangements. In addition to the IL State Agencies, various other State Attorneys General and other state departments of insurance have also issued subpoenas to Gallagher or initiated investigations relating to Gallagher concerning contingent commissions and other business practices. Gallagher is fully cooperating with each of these investigations.

In addition, the departments of insurance for various states have proposed new regulations, and other state insurance departments have indicated that they will propose new regulations, that address contingent commission arrangements, including prohibitions on the payment of money by Carriers in return for business and enhanced disclosure of contingent commission arrangements to insureds. On December 29, 2004, the National Association of Insurance Commissioners announced that it had adopted model legislation to implement new disclosure requirements related to broker compensation arrangements.

In response to these industry developments, in October 2004, Gallagher retained independent counsel to perform an internal review of certain of its business practices. Such independent counsel completed its internal review and found no evidence that Gallagher had engaged in any price fixing or bid rigging of the type alleged in the New York AG’s October 14, 2004 complaint against Marsh, nor had it engaged in any improper tying arrangements.

Gallagher, along with other major insurance brokerage firms, is also a defendant in various lawsuits brought by private litigants which relate to these practices. Certain of these lawsuits were included in a Multi-District Litigation (MDL) proceeding before the U.S. District Court for the District of New Jersey. On December 29, 2006 Gallagher reached an agreement to resolve all claims in the MDL. Gallagher admitted no wrongdoing, but chose to conclude its involvement, rather than prolong what could have been a costly and burdensome lawsuit. The MDL settlement, which is subject to court approval, provides for Gallagher to distribute $28.0 million to current and former clients and others that used a broker to purchase retail insurance from 1994 to 2005. Gallagher will also pay $8.9 million in plaintiffs’ attorney fees. In the event the MDL settlement is not approved by the court, Gallagher may incur significant additional legal costs and face potential liability in connection with the MDL. Gallagher established a provision for this matter in 2005, and as a result, substantially all of the costs associated with the MDL settlement had been reserved for previously.

Gallagher Bassett Services, Inc. (GB), a third party administrator and a wholly-owned subsidiary of Gallagher, has received subpoenas from the Offices of the Attorney General of the State of New York, Connecticut and Illinois. The subpoenas request information in connection with separate investigations being conducted by each state and none of the subpoenas relate to Gallagher’s brokerage operations. Gallagher is fully cooperating with these investigations.

In 2005, Gallagher recorded pretax charges totaling $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices, as described above. In first quarter 2005, Gallagher incurred $35.0 million of the charge, which was primarily related to costs associated with the AVC and other investigations and inquiries from other governmental authorities related to contingent commissions and various other historical business practices. In fourth quarter 2005, Gallagher incurred the remainder of the charge, or $38.6 million, which was primarily related to costs associated with investigations and inquiries from governmental authorities related to contingent commissions and various other historical business practices, and pending civil litigation. Gallagher continues to be the subject of a number of state investigations concerning various historical business practices in the insurance industry. In fourth quarter 2006, Gallagher recorded an additional pretax charge of $9.0 million to increase its reserve for the costs to be incurred to administratively conclude the MDL settlement and to resolve other regulatory matters and investigations. The remaining amount accrued as of December 31, 2006 represents Gallagher’s best estimate of the amount required to resolve the state investigations, which includes all of the costs related to the funding and administration of the MDL, plus an accrual for legal costs incurred or to be incurred to resolve these matters. See Note 17 to the Consolidated Financial Statements for additional discussion relating to these matters.

Gallagher’s contingent commissions for 2006, 2005 and 2004 were $7.3 million, $35.2 million and $39.5 million, respectively. The contingent commissions recognized in 2005 by Gallagher generally relate to contingent commission agreements in force during 2004, but received in 2005. The contingent commissions recognized in 2006 by Gallagher generally relate to contingent commission agreements in force related to 2005 and 2006 acquisitions and to non-retail business. As allowed under the AVC, Gallagher has continued to accept contingent compensation from non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired for up to three years from the acquisition date.

The amount of contingent commission revenue in 2006, 2005 and 2004 in which Gallagher participated as a retail broker and which involved volume-based or profit-based contingent commission agreements is as follows (in millions):

	1st Q	2nd Q	3rd Q	4th Q	Total
2004	$15.9	$7.8	$1.9	$8.2	$33.8
2005	16.7	9.4	2.0	0.7	28.8
2006	1.0	0.9	0.2	0.4	2.5

The decrease in contingent commissions in each quarter in the year ended December 31, 2006 compared to 2005 is indicative of the decline in such revenue for Gallagher. This reduced level of contingent commission revenues is expected to continue in 2007 and future periods and to have a substantial negative impact on Gallagher’s pretax earnings.

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

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2006 and 2004, Gallagher determined that an indicator of impairment existed related to the amortizable intangible assets of one of its 2003 and 2001 acquisitions, respectively. Based on the results of these impairment reviews, Gallagher wrote-off $1.0 million and $1.8 million of amortizable intangible assets in 2006 and 2004, respectively. No such indicators were noted in 2005. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Business Combinations and Dispositions

See Notes 4 and 5 to the Consolidated Financial Statements for a discussion of the 2006 business combinations and 2005 dispositions, respectively. In addition, see Note 3 to the Consolidated Financial Statements for a discussion of disposition activities with respect to certain of Gallagher’s consolidated investments.

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

Gallagher has changed its segment allocation method for income taxes. Previously, Gallagher had applied its overall effective tax rate for the consolidated group to each reporting segment. In 2006, Gallagher began allocating the provision for income taxes to the Brokerage and Risk Management Segments as if those segments were preparing income tax provisions on a separate company basis. As a result, the provision for income taxes for the Financial Services Segment now reflects the entire benefit to Gallagher of the IRC Section 29-related credits because that is the segment which produces the credits. Historical results have been reclassified to conform to the current presentation. Gallagher anticipates reporting an effective tax rate of approximately 40.0% to 42.0% in both its Brokerage Segment and its Risk Management Segment for the foreseeable future.

In the discussion that follows regarding Gallagher’s results of operations, Gallagher provides the following ratios with respect to its operating results: pretax profit margin before the impact of pretax retail contingent commission related matters, claims handling obligations and medical and pension plan changes, compensation expense ratio and operating expense ratio. Pretax profit margin before the impact of pretax retail contingent commission related matters, claims handling obligations and medical and pension plan changes represents pretax earnings (loss) from continuing operations before the impact of pretax retail contingent commission related matters, claims handling obligations and medical and pension plan changes divided by total revenues, excluding retail contingent commissions. The compensation expense ratio is derived by dividing compensation expense, after excluding the impact of medical and pension plan changes, by total revenues, excluding retail contingent commissions. The operating expense ratio is derived by dividing operating expense, after excluding retail contingent commission related matters and claims handling obligations, by total revenues, excluding retail contingent commissions.

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

	2006	Percent Change		2005	Percent Change		2004
Commissions	$849.5	8%		$784.3	8%		$726.8
Retail contingent commissions	2.5	(91%	)	28.8	(15%	)	33.8
Fees	188.5	11%		169.8	16%		146.2
Investment income and other	30.2	69%		17.9	34%		13.4

Total revenues	1,070.7	7%		1,000.8	9%		920.2

Compensation	640.4	8%		590.9	12%		527.5
Medical and pension plan changes	4.6	167%		(6.9)	NMF		-
Operating	220.3	1%		219.1	24%		176.1
Depreciation	15.0	10%		13.6	5%		12.9
Amortization	24.1	19%		20.3	17%		17.3
Retail contingent commission related matters	9.0	NMF		73.6	NMF		-
Claims handling obligations	-	NMF		15.0	NMF		-

Total expenses	913.4	(1%	)	925.6	26%		733.8

Earnings from continuing operations before income taxes	157.3	109%		75.2	(60%	)	186.4
Provision for income taxes	64.5	NMF		42.3	(45%	)	76.4

Earnings from continuing operations	$92.8	182%		$32.9	(70%	)	$110.0

Growth - revenues	10%			10%			9%
Organic growth in commissions and fees	6%			2%			2%
Compensation expense ratio	60%			61%			60%
Operating expense ratio	21%			23%			20%
Pretax profit margin before retail contingent commission related matters and claims handling obligations and medical and pension plan changes	16%			13%			21%
Effective tax rate	41%			56%			41%

Identifiable assets at December 31	$2,580.6			$2,498.5			$2,354.5

The increase in commissions for 2006 was principally due to revenues associated with acquisitions that were made in the last twelve months ($33.7 million) and organic growth from existing operations. The increase in commissions in 2006 included new business production of $113.0 million, which was offset by renewal rate decreases and lost business of $80.0 million. The increase in fees for 2006 compared to 2005 resulted from new business production and renewal rate increases of approximately $29.0 million, which were offset by lost business of $13.0 million. The increase in commissions for 2005 was principally due to revenues associated with acquisitions that were made during the preceding twelve months ($64.0 million). This increase was partially offset by a net decrease in commissions from existing operations of $6.0 million (new business production of $117.0 million, which was offset by renewal rate decreases and lost business of $123.0 million). The increase in fees for 2005 compared to 2004 resulted from new business production and renewal rate increases of approximately $36.0 million, which were offset by lost business of $12.0 million. The organic growth in commission and fee revenues was 6% in 2006, 2% in 2005 and 2% in 2004. The following commission and fee revenues related to contingent commissions and acquisitions (that were made during 2005) were excluded in deriving the organic growth percentages: $41.0 million in 2006, $99.2 million in 2005 and $93.5 million in 2004.

Investment income and other, which primarily represents interest income earned on cash and restricted funds, increased in 2006 and 2005 primarily due to increases in short-term interest rates and increases in the amount of cash available to invest due to growth in operations, which were partially offset by the increased use of cash to repurchase common stock in 2006 as compared to 2005. Also contributing to the increase in 2006 were $4.5 million of one-time gains related to the sales of small books of business. The decrease in shares repurchased in 2005 as compared to 2006 and 2004 was primarily due to anticipated cash needs in the latter part of 2005 and into 2006.

The increase in compensation expense in 2006 compared to 2005 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher’s overall operating results ($35.8 million in the aggregate), an increase in expense related to stock-based compensation ($6.2 million), an increase in severance costs ($1.7 million), an increase in employee benefit plan costs ($4.5 million) and the adverse impact of foreign currency translation ($1.3 million). Also contributing to the increase in 2006 were the defined benefit pension plan curtailment gain of $6.9 million that was recognized as an offset to compensation expense in 2005 and a $4.6 million one-time medical plan termination charge recorded in 2006, which was incurred when Gallagher changed its medical plan administrator during fourth quarter 2006. These items are presented in a separate line in the table above. The increase in employee headcount in 2006 primarily relates to the addition of employees associated with the acquisitions that were made during the preceding twelve months. The increase in compensation expense in 2005 compared to 2004 was primarily due to an increase in the average number of employees, salary increases ($34.5 million in the aggregate), compensation related to new hires in the retail operations ($7.6 million), new hires and charges related to staffing changes made in Gallagher’s U.S. and U.K. reinsurance operations ($18.7 million), severance costs ($1.4 million) and an increase in expense related to stock-based compensation ($2.6 million). These increases were partially offset by the defined benefit pension plan curtailment gain that was recognized in second quarter 2005 ($6.9 million) and the favorable impact of foreign currency translation ($1.4 million). The increase in employee headcount in 2005 primarily relates to the addition of employees associated with the acquisitions that were made during 2005.

Operating expenses were relatively flat in 2006 compared to 2005. Increases related to acquisitions completed during the preceding twelve months and inflationary increases in operating expenses and $1.9 million of lease termination costs due to the previously announced lease rationalization initiative. These were substantially offset by a decrease in business insurance costs ($4.4 million), a decrease in bad debt expense ($2.2 million), the favorable impact of foreign currency translation ($2.6 million) and expense savings related to sourcing and other cost containment initiatives put in place in the latter part of 2005. The increase in operating expenses in 2005 over 2004 was due primarily to increases in professional services fees ($5.2 million), an increase in rent and utility costs associated with leased office space and office expansion ($2.4 million), an increase in business insurance costs ($5.2 million), operating costs related to the staffing changes made in Gallagher’s London and reinsurance operations ($3.5 million), uncollectible international receivables ($2.4 million), lease termination costs ($2.1 million) and the adverse impact of foreign currency translation ($4.1 million). The increase in professional fees was primarily related to legal fees and consulting fees for sourcing and other cost containment initiatives. Also contributing to the increase in operating expenses in 2005 were expenses associated with the acquisitions completed during 2005.

The increases in depreciation expense in 2006 compared to 2005 and in 2005 compared to 2004 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves and expenditures made related to computer systems made during 2006 and 2005, respectively. Also contributing to the increase in 2006 and 2005 was the depreciation expense associated with the acquisitions completed in 2006, 2005 and 2004.

The increases in amortization in 2006 compared to 2005 and in 2005 compared to 2004 were due primarily to amortization expense of intangible assets associated with acquisitions completed in 2006, 2005 and 2004. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements). Also contributing to the increase in amortization expense in 2006 was the $1.0 million impairment of amortizable intangible assets in 2006 related to one of Gallagher’s 2003 acquisitions.

In 2005, Gallagher recorded pretax charges totaling $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices, as described more fully in Note 17 to the Consolidated Financial Statements and “Management’s Discussion and Analysis – Contingent Commissions and Other Industry Developments”. In first quarter 2005, Gallagher incurred $35.0 million ($21.0 million after tax) of the charge, which was primarily related to costs associated with the AVC and other investigations and inquiries from other governmental authorities related to contingent commissions and various other historical business practices. In fourth quarter 2005, Gallagher incurred an additional charge of $38.6 million ($23.2 million after tax), which was primarily related to costs associated with investigations and inquiries from governmental authorities related to contingent commissions and various other historical business practices, and the pending civil litigation. Gallagher continues to be the subject of a number of state investigations concerning various historical business practices in the insurance industry. In fourth quarter 2006, Gallagher recorded the remainder of the pretax charge of $9.0 million to increase its reserve for the costs to be incurred to administratively conclude the MDL settlement and to resolve other regulatory matters and investigations. The remaining amount accrued as of December 31, 2006 represents Gallagher’s best estimate of the amount required to resolve the state investigations, which includes all of the costs related to the funding and administration of the MDL, plus an accrual for legal costs incurred or to be incurred to resolve these matters.

Claims handling obligations in 2005 represent a pretax charge of $15.0 million ($9.8 million after tax) recorded by Gallagher in 2005 related to obligations to provide future claims handling and certain administrative services for reinsurance brokerage clients. During 2005 and the latter part of 2004, in connection with recent legal interpretations and accounting guidance issued by the Institute of Chartered Accountants in the U.K., many global insurance brokerage firms reassessed their obligations to provide future claims handling and certain administrative services for reinsurance brokerage clients. This guidance, which is referred to as FRS 5, was issued in 2004 and is specifically directed to insurance brokers engaged in the industry practice of providing clients future claims handling and administrative services. Based on a detailed review of its reinsurance brokerage operations in both the U.S. and U.K. that was completed in 2005, its current accounting practices for these operations and recent legal interpretations, Gallagher determined that under certain circumstances it is obligated to provide future claims handling and certain administrative services based on its current business practices. Thus, Gallagher recorded a non-cash pretax charge of $15.0 million to reflect the change in the estimated costs to provide these future services to former clients.

The Brokerage Segment’s effective tax rate in 2006, 2005 and 2004 was 41.0%, 56.0% and 41.0%, respectively. The effective income tax rate reported in 2005 was adversely impacted by the annualized effect of foreign dividend repatriations that occurred in 2005. See the Results of Operations for the Financial Services Segment for a discussion on the overall effective income tax rate in 2006, 2005 and 2004.

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

	2006	Percent Change		2005	Percent Change		2004
Fees	$397.3	8%		$367.7	7%		$343.8
Investment income	4.0	38%		2.9	71%		1.7

Total revenues	401.3	8%		370.6	7%		345.5

Compensation	233.0	11%		209.0	12%		187.3
Medical and pension plan changes	2.9	NMF		(3.1)	NMF		—
Operating	102.1	16%		88.2	(4%	)	91.8
Depreciation	9.5	23%		7.7	(1%	)	7.8
Amortization	0.5	25%		0.4	0%		0.4

Total expenses	348.0	15%		302.2	5%		287.3

Earnings from continuing operations before income taxes	53.3	(22%	)	68.4	18%		58.2
Provision for income taxes	21.3	(24%	)	28.1	24%		22.7

Earnings from continuing operations	$32.0	(21%	)	$40.3	14%		$35.5

Growth - revenues	8%			7%			18%
Organic growth in fees	8%			7%			18%
Compensation expense ratio	58%			56%			54%
Operating expense ratio	25%			24%			27%
Pretax profit margin	14%			18%			17%
Effective tax rate	40%			41%			39%

Identifiable assets at December 31	$308.2			$284.4			$231.2

The increase in fees for 2006 compared to 2005 was due primarily to new business production, which aggregated to $56.0 million in 2006 and was offset by lost business and renewal rate decreases of $27.0 million. The increase in fees for 2005 compared to 2004 was due primarily to new business production, renewal rate increases and high retention rates on existing business, all of which aggregated to $41.0 million in 2005 and was offset by lost business of $17.0 million. The organic growth in fee revenues was 8% in 2006, 7% in 2005 and 18% in 2004. Historically, the Risk Management Segment has made few acquisitions, and these acquisitions have not been material to this Segment’s operations. Thus, there typically is no material difference between GAAP revenues and organic revenues for this Segment.

Investment income, which primarily represents interest income earned on Gallagher’s cash and cash equivalents, increased in 2006 and 2005 primarily due to increases in short-term interest rates and increases in the amount of cash available to invest due to growth in operations, which were partially offset by an increased use of cash to repurchase common stock in 2006. The decrease in shares repurchased in 2005 as compared to 2006 and 2004 was primarily due to anticipated cash needs in the latter part of 2005 and into 2006.

The increase in compensation expense in 2006 compared to 2005 was due to an increase in the average number of employees and salary increases ($15.1 million in the aggregate), increases in employee benefit plan costs ($6.1 million), an increase in stock-based compensation expense in 2006 ($2.3 million) and the adverse impact of foreign currency translation ($0.5 million). Also contributing to the increase in 2006 was the defined benefit pension plan curtailment gain of $3.1 million that was recognized as an offset to compensation expense in 2005 and a $2.9 million one-time medical plan termination charge recorded in 2006, which was incurred when Gallagher changed its medical plan administrator during fourth quarter 2006. These items are presented in a separate line in the table above. The increase in employee headcount relates to the hiring of additional staff to support claims activity related to new business generated. The increase in compensation expense in 2005 compared to 2004 was due to an increase in the average number of employees and salary increases ($23.4 million in the aggregate), the adverse impact of foreign currency translation ($0.5 million) and an increase in stock-based compensation expense in 2005 ($0.4 million). These increases were partially offset by the defined benefit pension plan curtailment gain of $3.1 million that was recognized in second quarter 2005 and a decrease in employee benefit expenses ($2.6 million). The increase in employee headcount relates to the hiring of additional staff to support claims activity related to new business generated.

The increase in operating expenses in 2006 from 2005 was due primarily to increases in business insurance costs ($1.8 million), lease costs ($3.2 million), professional services fees ($2.3 million), travel and entertainment expenses ($1.4 million) and office expenses ($2.6 million), which were partially offset by the favorable impact of foreign currency translation ($0.6 million) in 2006. The decrease in operating expenses in 2005 from 2004 was due primarily to the overall impact of sourcing and other cost containment initiatives implemented in the latter part of 2004 ($2.3 million) and a decrease in professional services fees ($5.4 million) in 2005, which were partially offset by increases in other operating expenses and an asset write-off in the international operations of $0.5 million.

The increase in depreciation expense in 2006 from 2005 was due to the timing of purchases of furniture, equipment and leasehold improvements related to office expansions and moves and expenditures made related to computer systems. Depreciation expense was relatively unchanged in 2005 compared to 2004. Changes in depreciation expense from year-to-year are due primarily to the timing of purchases of furniture, equipment and leasehold improvements related to office expansions and moves.

Amortization expense was relatively unchanged in 2006 compared to 2005 and in 2005 compared to 2004. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements).

The Risk Management Segment’s effective tax rate in 2006, 2005 and 2004 was 40.0%, 41.0% and 39.0%, respectively. See the Results of Operations for the Financial Services Segment for a discussion on changes in the overall effective income tax rate in 2006 compared to 2005 and 2005 compared to 2004.

Financial Services

The Financial Services Segment is responsible for managing Gallagher’s investment portfolio. See Note 3 to the Consolidated Financial Statements for a summary of Gallagher’s investments as of December 31, 2006 and 2005 and a detailed discussion on the nature of the investments held. Financial information relating to Gallagher’s Financial Services Segment is as follows (in millions):

	2006	Percent Change		2005	Percent Change		2004
Investment income (loss):
Asset Alliance Corporation
(AAC) related investments	$(0.9)	67%		$(2.7)	(175%	)	$3.6
Low income housing investments	(1.7)	NMF		0.2	(91%	)	2.3
IRC Section 29 Syn/Coal facilities:
Three unconsolidated facilities	32.2	(42%	)	55.5	27%		43.7
Two consolidated facilities	49.3	15%		42.8	34%		31.9
Other alternative energy investments	(1.3)	NMF		0.8	(53%	)	1.7
Home office land and building	4.9	(25%	)	6.5	(2%	)	6.6
Airplane leasing company	3.5	(15%	)	4.1	24%		3.3
Impact of FIN 46 from consolidated investments	-	NMF		-	(100%	)	69.9
Real estate, venture capital and other investments	1.1	(35%	)	1.7	NMF		0.2

Total investment income	87.1	(20%	)	108.9	(33%	)	163.2
Investment gains (losses)	(25.1)	NMF		3.6	(56%	)	8.1

Total revenues	62.0	(45%	)	112.5	(34%	)	171.3

Investment expenses:
IRC Section 29 Syn/Coal facilities:
Three unconsolidated facilities	18.4	16%		15.8	108%		7.6
Two consolidated facilities	74.1	1%		73.4	27%		57.9
Impact of FIN 46 on investment expenses	-	NMF		-	(100%	)	67.2
Compensation, professional fees and other	11.2	(29%	)	15.7	(36%	)	24.4

Total investment expenses	103.7	(1%	)	104.9	(33%	)	157.1
Interest	8.5	(27%	)	11.6	22%		9.5
Depreciation	7.3	(36%	)	11.4	23%		9.3
Impact of FIN 46 on depreciation	-	NMF		-	(100%	)	2.7
Litigation related matters	-	NMF		131.0	NMF		-

Total expenses	119.5	(54%	)	258.9	45%		178.6

Earnings (loss) from continuing operations before income taxes	(57.5)	61%		(146.4)	NMF		(7.3)
Provision (benefit) for income taxes	(61.2)	40%		(101.7)	(98%	)	(51.3)

Earnings (loss) from continuing operations	$3.7	108%		$(44.7)	NMF		$44.0

Identifiable assets at December 31	$531.3			$606.6			$656.9

Investment income from AAC related investments primarily represents income associated with Gallagher’s debt, preferred and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. AAC related income (loss) in 2006 was more favorable than the 2005 loss incurred due primarily to Gallagher’s equity accounting portion of a 2005 AAC loss adjustment related to the sales and impairment of its investments in three of its private investment management firms. AAC’s 2006 loss included an adjustment from 2005 that AAC recognized in second quarter 2006 for taxes related to the sales and impairment of AAC’s investment in three of its private investment management firms. Gallagher’s portion of the charge using equity method accounting was $2.2 million. The decrease in AAC related income (loss) in 2005 compared to 2004 was due to a decline in AAC’s operating results in 2005, which included a charge that AAC recognized in fourth quarter 2005 related to the sales and impairment of its investments in three of its private investment management firms. Gallagher’s portion of the charge using equity method accounting was $3.1 million.

Investment income from low income housing (LIH) investments primarily represents income associated with Gallagher’s equity investment in a LIH developer that is accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments. Gallagher’s interest in the LIH developer was sold in fourth quarter 2006. The decrease in 2006 is substantially due to Gallagher’s equity accounting portion of bad debt write-offs ($1.6 million) of the LIH developer that Gallagher recorded in third quarter 2006. The decrease in LIH income in 2005 compared to 2004 was primarily due to the timing of project sale transactions of the LIH developer that generated equity income to Gallagher in 2004.

Investment income from IRC Section 29-related Syn/Coal facilities consists of two pieces: income from three unconsolidated facilities and income from two consolidated facilities. Income from the three unconsolidated facilities relates to the installment sale gains from the sales of Gallagher’s interests in limited partnerships that operate IRC Section 29-related Syn/Coal facilities that occurred in 2001, 2002 and 2004. The decrease in income from these investments in 2006 resulted from the estimated reduction in installment sale gains due to the assumed IRC Section 29 phase-out level based on 2006 oil prices. The increase in 2005 compared to 2004 was due to higher Syn/Coal production. Income from the two consolidated facilities relates to Gallagher’s 98% and 99% equity interests in two IRC Section 29-related Syn/Coal production facilities that are held by Gallagher to generate IRC Section 29-related Syn/Coal Credits. The increase in income from these investments in 2006 was due to higher production in 2006 than in 2005. The increase in 2005 compared to 2004 was due to partial year ownership and operations in 2004.

Income from other alternative energy investments primarily relates to Gallagher’s equity interest in a company and related partnerships that own the rights to waste-to-energy gas emissions (Biogas) from landfills and the wells, infrastructure and a pipeline to capture, distribute and sell Biogas. The decrease in income from these investments in 2006 was due to a $0.7 million decrease in the earnings, using equity method accounting, from the entity that operates the Biogas projects and the pipeline, a $0.4 million reduction in interest income from the same entity due to a conversion of a substantial portion of debt to equity in 2005, a $0.5 million reduction in fees primarily as a result of a catch-up payment received by Gallagher in 2005 as part of the Headwaters Royalty settlement and a $0.5 million reduction in equity accounting income which ceased after the sale of a Biogas project in second quarter 2005. The decrease in income in 2005 compared to 2004 was primarily due to a $1.5 million decrease in the earnings, using equity method accounting, from the entity that operates the Biogas projects and the pipeline and a $0.7 million decrease in Biogas installment sale income, which were offset by a catch-up payment received by Gallagher as part of the Headwaters Royalty settlement.

Investment income from the home office land and building relates to rental income recognized due to Gallagher’s 60% ownership interest in a limited partnership that owns the land and building that Gallagher leases for its executive offices and several of its subsidiary operations. Gallagher’s indirect interest in the home office land and building was sold in fourth quarter 2006. The decrease in income in 2006 from this investment was primarily due to the limited partnership receiving an early termination fee from an unrelated tenant in first quarter 2005 and another unrelated tenant moving out of the building related to a lease termination in January 2006. Income in 2005 compared to 2004 did not change significantly.

Investment income from the airplane leasing company relates to rental income recognized due to Gallagher’s 90% ownership interest in an airplane leasing company that leases two cargo airplanes to the French Postal Service. Gallagher sold its interests in the airplane leasing company on January 25, 2007. The decrease in income from this investment in 2006 was primarily due to the renegotiation of the lease arrangement with the French Postal Service in December 2005. The increase in income in 2005 compared to 2004 was a result of rental income payments being correlated to interest rates, which were rising in 2005.

The impact of FIN 46 from consolidated investments was a result of Gallagher’s adoption of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities”. Effective July 1, 2003, Gallagher early adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to July 1, 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized investment income of $69.9 million in 2004 related to the consolidation of the Syn/Coal partnership. During third quarter 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

Income from real estate, venture capital and other investments principally relates to Gallagher’s portion of the earnings of these entities accounted for using equity method accounting and changes in market value of public company stock. The decrease in income from these investments in 2006 compared to 2005 is primarily due to a decrease in market value of Gallagher’s holdings in the stock of a public company ($0.4 million) and a decrease in income to Gallagher under the equity method of accounting for one of the venture capital funds ($0.6 million). The increase in 2005 compared to 2004 is primarily due to an increase in market value of Gallagher’s holdings in the stock of a public company ($1.0 million) and a distribution received on a real estate venture ($0.7 million).

Investment gains (losses) primarily include realized gains and losses that occurred in the respective years related to impairments, dispositions and recoveries of venture capital investments and clean energy investments.

During 2006, Gallagher recognized a net investment loss of $25.1 million, the main components of which were as follows: a $2.2 million loss as a result of a fair market value adjustment for the option costs of clean energy related ventures C-Quest Technologies LLC and C-Quest Technologies International LLC, a $2.4 million loss as a result of the write-offs of its equity investments in the C-Quest entities, an $8.5 million loss on an oil price derivative instrument related to IRC Section 29-related investments, a $4.2 million loss on the sale of its 60% interest in the home office land and building, a $3.0 million loss on the sale of its interests in the LIH developer, a $2.7 million loss on the pending sale of its interests in the airplane leasing company and a $2.4 million loss related to the write-down of two waste-to-energy (Biomass) partnerships. The remaining $0.3 million net gain is from other transactions, none of which is greater than $0.2 million.

During 2005, Gallagher recognized a net $3.6 million investment gain related to assets impaired in prior years, the main components of which were as follows: $0.6 million gain on the sale of a shopping center investment, a $2.5 million loss as a result of the write-downs of substantial portions of Gallagher’s ownership interests in multi-pollutant reduction ventures Chem-Mod LLC and Chem-Mod International LLC, a $2.1 million dividend from its investment in Allied World Assurance Holdings, Ltd, a $1.3 million gain on the sale of a Biogas project and a $1.2 million gain on a recovery from a Biogas project that had previously been impaired. The remaining $0.9 million net gain is from other transactions, none of which is greater than $0.5 million.

During 2004, Gallagher recognized a net $8.1 million investment gain related to assets impaired in 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously impaired and a $0.7 million gain related to distributions received from a venture capital fund. The remaining $0.9 million net gain is from other transactions, none of which was greater than $0.6 million.

Investment expenses primarily include the operating expenses of the IRC Section 29-related Syn/Coal facilities, including expenses related to the Headwaters Incorporated (Headwaters) royalty. See discussion on litigation related matters below. The investment expenses in 2006 related to the three unconsolidated facilities increased compared to 2005 primarily due to professional fee expenses. The expenses increased in 2005 compared to 2004 due to an increase in production volume. The investment expenses related to the two consolidated facilities was relatively unchanged in 2006 compared to 2005. The increase in 2005 compared to 2004 was due to an increase in production volume.

Investment expenses were also impacted by the adoption of FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities.” See discussion on FIN 46 above.

The decrease in investment expenses in 2006 related to compensation, professional fees and other expenses was due to a reduction in incentive compensation and related benefits ($1.8 million), a decrease in corporate overhead ($2.8 million), a decrease in franchise taxes ($0.7 million) and a decrease in professional fees ($1.1 million), which were offset by an increase in operating expenses of the home office facility ($1.2 million). The decrease in 2005 was primarily due to a decrease in incentive compensation and related benefits ($5.8 million) and a decrease in corporate overhead ($2.9 million).

The decrease in interest expense in 2006 compared to 2005 was due to selling a Biogas project in 2005 which had debt ($1.1 million) plus a reduction in interest ($2.0 million) on the Headwaters Royalty settlement paid in first quarter 2006. The increase in 2005 was due primarily to interest on the Headwaters Royalty settlement ($2.0 million) and an increase in interest expense related to the debt of the airplane leasing company due to rising interest rates ($0.5 million).

The decrease in depreciation expense in 2006 compared to 2005 was primarily due to a decrease in depreciation expense of the home office facility ($2.9 million) and at one of the IRC Section 29-related Syn/Coal facilities ($1.0 million). The increase in depreciation expense in 2005 compared to 2004 was primarily due to an increase for the two consolidated facilities ($1.9 million) as Gallagher only owned one of the facilities for a partial year in 2004. The impact of FIN 46 on depreciation only affected 2004.

Litigation related matters in 2005 represented a pretax charge of $131.0 million ($84.2 million after tax) recorded by Gallagher in first quarter 2005. On February 11, 2005, a jury in the Fourth District Court for the State of Utah awarded damages against Gallagher’s subsidiary, AJG Financial Services, Inc. (AJGFS), and in favor of Headwaters Incorporated (Headwaters) in the amount of $175.0 million. AJGFS and Headwaters entered into a definitive agreement effective as of May 1, 2005 to settle this and all other litigation between the companies for $50.0 million, which was paid to Headwaters in May 2005. Additionally, AJGFS and Headwaters modified their existing licensing agreement allowing AJGFS to utilize Headwaters’ technology on two of AJGFS’ synthetic fuel facilities in exchange for (i) $70.0 million, which was paid to Headwaters on January 4, 2006 and (ii) an annual royalty to Headwaters in 2005, 2006 and 2007. The first quarter 2005 litigation charge provides for amounts related to this settlement, including the $120.0 million of settlement costs, together with litigation, bonding and other costs of approximately $11.0 million. In connection with the Headwaters licensing agreement, Gallagher recorded $15.4 million and $14.6 million of royalty expense in 2006 and 2005, respectively, which was included in investment expenses, based on the IRC Section 29-related Syn/Coal production volume and an assumed 36% phase-out. At full production and no phase-out, the maximum annual royalty in 2007 would be equal to $20.0 million of

AJGFS’ estimated annual pre-royalty, pretax earnings of $40.0 million from these two facilities. However, the royalties paid to Headwaters in 2007 will again be less than the maximum annual royalty discussed above if oil prices remain at levels in excess of the phase-out levels.

Gallagher anticipates reporting an effective tax rate of approximately 40.0% to 42.0% in both its Brokerage Segment and its Risk Management Segment for the foreseeable future, regardless of historical or future oil prices. In general, the overall effective income tax rate for Gallagher reflects the tax credits generated by investments in limited partnerships that operate alternative energy projects (IRC Section 29) and low income housing, which are partially offset by state and foreign taxes. Gallagher’s annual effective tax rate, on a consolidated basis for 2006, was 16.1%, which reflects a partial phase-out of IRC Section 29-related tax credits and adjustments related to uncertain tax positions. During fourth quarter 2006, Gallagher resolved a number of Federal income tax matters related to prior years and revised estimates of its tax reserves. The effective income tax rate reported in 2005 was impacted by the marginal income tax (benefit) effect of the two previously discussed litigation related charges that Gallagher recorded in first quarter 2005. Due to the size and nature of the litigation charges, Gallagher recorded an income tax benefit in 2005 using an effective marginal income tax rate of 40.0% for the Brokerage related litigation charge and 35.7% for the Financial Services related litigation charge. The level of tax credits generated from the production of the IRC Section 29-related Syn/Coal facilities in 2004 resulted in an effective tax rate of 20.0%, which is below the statutory rate.

IRC Section 29 tax credits will expire on December 31, 2007 and, if the law is not extended, Gallagher’s consolidated effective tax rate in 2008 is expected to be in the 40.0% to 42.0% range. In addition, through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the “Market Wellhead Price” of domestic crude oil reaches certain “Phase-out Prices” as determined by the IRS. The Market Wellhead Prices of domestic crude and the Phase-out Prices as determined by the Internal Revenue Service (IRS) for the last six years are as follows:

	Market Wellhead Price (1)		Phase-out Price (2)
Calendar Year			Starts At	Fully Phased-Out At
2000	$26.73		$48.07	$60.34
2001	21.86		49.15	61.70
2002	22.51		49.75	62.45
2003	27.56		50.14	62.94
2004	36.75		51.35	64.47
2005	50.45		53.20	66.78
2006 (estimated based on first ten months 2006)	59.75	(3)	55.00	69.00

(1)	Market Wellhead Price is the IRS’ estimate of the calendar year average wellhead price per barrel for all domestic crude oil, the price of which is not subject to regulation by the U.S. The IRS historically estimates this price based on the monthly average wellhead price of domestic crude oil as published by the Department of Energy as Domestic First Purchase Prices.

(2)	Phase-out Prices for 2000 to 2005 as established by the IRS. These Phase-out Prices are based on an inflation adjustment factor. This factor represents the change since calendar year 1979 of the first revision of the implicit price deflator for the gross national product of the U.S. as computed and published by the U.S. Department of Commerce. The IRS will not publish the Phase-out Prices for calendar year 2006 until April 2007. The 2006 Phase-out Prices represent management’s best estimate using the latest public information available. There can be no assurance that management’s estimated Phase-out Prices will approximate what the IRS ultimately publishes.

(3)	This amount represents an estimated Market Wellhead Price. The table below shows the published Market Wellhead Prices through October 2006 (latest month available). November and December prices have been estimated by management. There can be no assurance that management’s estimate will approximate what is ultimately published by the Department of Energy or the IRS. The 2006 monthly average prices are as follows:

January	$57.82	April	$62.51	July	$67.72	October	$53.26
February	55.69	May	64.31	August	67.21	November	53.52
March	55.22	June	64.36	September	59.36	December	56.27

Oil prices were considerably higher in 2005 than 2004, but still below the 2005 Phase-out Prices. Because oil prices were substantially below the 2005 Phase-out Price, there was no phase-out for 2005. Management estimates that the Market Wellhead Price in 2006 will need to average approximately $55.00 to start a phase-out and average approximately $69.00 for a complete phase-out. The commonly reported crude oil price of futures contracts traded on the New York Mercantile

Exchange (NYMEX Price) for 2006 averaged $66.12. The ending NYMEX Price at December 29, 2006 was $61.05. The NYMEX Price averaged $6.04 above the Market Wellhead Price for calendar year 2005 and is estimated to be approximately $6.18 above the Market Wellhead Price for calendar year 2006. There can be no assurance that future oil prices will average under future phase-out levels. To partially mitigate the financial risk of a phase-out, which reduces the tax credits earned and reduces the installment sale gains from Gallagher’s IRC Section 29-Syn/Coal investments, Gallagher has entered into arrangements (described below) in both 2006 and 2007 with unaffiliated third parties, which constitute call spreads on oil futures that create financial hedges that were designed to generate gains to Gallagher in the event of certain levels of increased oil prices.

Using the information in the preceding paragraph, for calendar year 2006, Gallagher estimates that the NYMEX Price would need to average approximately $60.60 per barrel for calendar year 2006 for any phase-out to begin and average approximately $76.10 per barrel for calendar year 2006 for a complete phase-out.

Information regarding IRC Section 29-related Syn/Coal facilities is as follows:

(1)	It is not possible for Gallagher to calculate exactly what oil prices will average (as determined by the IRS) for all of calendar year 2006. Accordingly, for purposes of recognizing revenues and expenses related to IRC Section 29-related Syn/Coal investments for 2006 discussed below, Gallagher assumed an average 2006 calendar year NYMEX Price of $66.12. This average produces an IRC Section 29 phase-out of approximately 36% and was determined by using actual daily closing prices from January 1 to December 29, 2006.

(2)	Gallagher and its partners continued to operate its three IRC Section 29-related Syn/Coal facilities that historically have generated pretax income, but relatively few tax credits for Gallagher. For 2006, reported revenues and expenses assume a 36% phase-out, whereas there was no such phase-out in 2005.

(3)	From January 1 through June 12, 2006, Gallagher did not operate its two IRC Section 29-related Syn/Coal facilities that historically have generated pretax losses yet produce substantially all of Gallagher’s IRC Section 29-related Syn/Coal tax credits.

(4)	At December 31, 2006, the remaining carrying value of the five facilities and other related assets totaled $8.5 million. Gallagher has historically (and expects to continue to) depreciated/amortized these assets at approximately $2.1 million per quarter. If Gallagher chooses to either permanently shut down the facilities or enter into a significantly prolonged idle period, all or part of this remaining carrying value could become impaired and require a non-cash charge against earnings in the period that such a determination is made.

(5)	To partially mitigate the financial risk of a phase-out, which reduces the value of the tax credits earned and reduces the installment sale gains from Gallagher’s IRC Section 29-Syn/Coal investments, Gallagher entered into arrangements in both 2006 and 2007 with unaffiliated third parties which constitute call spreads on oil futures to create financial hedges designed to generate gains to Gallagher in the event of certain levels of increased oil prices. These hedges are not intended to be “perfect hedges” for accounting purposes, but are intended to mitigate a substantial portion of the negative impact to Gallagher of increased oil prices. Any oil price derivative gains are designed to offset a portion of the expenses associated with operating Gallagher’s IRC Section 29-Syn/Coal facilities in the event of a phase-out of IRC Section 29 tax credits, which phase-outs are based on oil prices averaging certain levels for calendar years 2006 and 2007. Gallagher made an up-front payment of $8.5 million on June 12, 2006 to enter into an oil price derivative, which expired on December 31, 2006. On January 17, 2007, Gallagher made an up-front payment of $2.7 million to enter into another similar oil price derivative, which will be marked to market value each quarter as part of the Financial Services Segment operating results, through the earlier of December 31, 2007, the date the contract expires, or the date the contract is sold.

(6)	The information provided above is highly dependent on future events and actual results may differ materially. Significant uncertainty with respect to future events includes, among others, Gallagher’s ability to negotiate cost savings with its business associates and partners, available coal stocks and prices, weather, plant operating capacities, oil prices, the actual levels of production by quarter and whether Gallagher elects in the future to pursue hedging strategies. Gallagher cannot at this time predict whether or to what extent it will ultimately be able to benefit from its IRC Section 29-related Syn/Coal facilities nor can Gallagher definitively estimate the revenues, income and/or tax credits that these facilities will provide.

During 2007, Gallagher will monitor the NYMEX Price and decide whether it should continue to produce Syn/Coal. Gallagher’s evaluation, in part, will be based on whether Gallagher believes the 2007 price of oil will average a price that will yield Gallagher positive financial results.

Gallagher is an investor in a privately-owned, multi-pollutant reduction venture, Chem-Mod LLC (Chem-Mod) which possesses rights, information and technology for the reduction of unwanted emissions created during the combustion of coal. As reported by Chem-Mod in a press release dated February 8, 2006, Chem-Mod has developed and is the exclusive licensee of a new proprietary emissions technology it refers to as The Chem-Mod™ Solution, which uses a dual injection sorbent system to reduce mercury, sulfur dioxide and other toxic emissions at coal-fired power plants. Substantial testing of The Chem-Mod™ Solution has been completed both in a laboratory environment and at five full-scale commercial power plants, all yielding positive test results. Although Chem-Mod is in the early stages of commercializing the technology, the principal potential market for The Chem-Mod™ Solution is coal-fired power plants owned by utility companies. Chem-Mod has indicated publicly that it believes The Chem-Mod™ Solution is a more cost-effective technology for reducing emissions in a manner consistent with the Environmental Protection Agency’s Clean Air Mercury Rules than other technologies currently in the marketplace. Gallagher, through two wholly-owned subsidiaries, currently owns a 10% equity interest in Chem-Mod, and an option to acquire an additional 32% indirect equity interest in Chem-Mod. In addition, Gallagher, through another wholly-owned subsidiary, currently owns a 20% direct equity interest in Chem-Mod International LLC, the exclusive licensee of The Chem-Mod™ Solution on a global basis, excluding the U.S. and Canada (Gallagher’s interests in Chem-Mod and Chem-Mod International LLC are collectively referred to herein as Chem-Mod Interests). Gallagher first began providing funding to Chem-Mod in June 2004. Currently, Gallagher’s carrying value with respect to its Chem-Mod Interests is approximately $0.6 million. Gallagher also has additional funding commitments of approximately $0.8 million. Gallagher’s option to acquire the additional 32% indirect equity interest in Chem-Mod is exercisable at any time on or prior to December 31, 2007 at an exercise price of $11.0 million. Chem-Mod and its equityholders are currently evaluating a variety of strategies to maximize value for Chem-Mod’s equityholders, including a potential sale. However, there are a number of variables surrounding such strategies, particularly in light of the early stage of Chem-Mod’s commercialization efforts. While Gallagher currently believes that its Chem-Mod Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

On April 19, 2006, Gallagher funded $4.7 million related to another clean energy venture formed by the founders of Chem-Mod, C-Quest Technologies LLC (C-Quest). C-Quest possesses rights, information and technology for the reduction of carbon dioxide emissions created by burning fossil fuels. Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest and has an option to acquire an additional 22% direct interest in C-Quest. In addition, Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest Technologies International LLC (C-Quest International), and has an option to acquire an additional 22% direct interest in C-Quest International, which possesses rights to use information and technology of C-Quest on a global basis, excluding the U.S. and Canada. Gallagher’s options to acquire the additional 22% direct interest in C-Quest and C-Quest International are exercisable at any time on or prior to April 18, 2010 at an exercise price of $5.5 million for each option ($11.0 million total).

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

Litigation and retail contingent commission related matters had a substantial negative impact on Gallagher’s net cash provided by operating activities in 2005 and first quarter 2006. Such matters are likely to continue to have a substantial unfavorable impact in 2007. As previously discussed, AJGFS has been in the process of reducing its ownership interests in its non-tax advantaged investments, and in 2005, that process was accelerated in anticipation of payments that were needed to be made as a result of the Headwaters litigation matter. The liquidation of AJGFS’ investments along with positive net cash flows from AJGFS’ operating activities provided enough liquidity to fund the payments related to the Headwaters litigation matter. Gallagher anticipates that any contingent commission matters in 2007 will be funded by net cash flows from operating activities. If net cash flows from operating activities do not provide the necessary cash flow to cover the contingent commission matters, then Gallagher can use borrowings under its Credit Agreement to meet its short-term cash flow needs.

Historically, Gallagher’s ability to meet its future cash requirements related to the payments of dividends on its common stock and the repurchases of its common stock substantially depends upon its ability to generate positive cash flows from its operating activities and will continue to do so in the future. However, with respect to Gallagher’s future potential cash requirements related to the repurchase of its common stock, Gallagher has occasionally used borrowings under its Credit Agreement to fund such repurchases, and could do so in the future if necessary. Cash provided by operating activities was $104.7 million, $188.8 million and $277.2 million for 2006, 2005 and 2004, respectively. The decrease in cash provided by operating activities in 2006 compared to 2005 was primarily due to the $92.1 million of payments made to Headwaters in first quarter 2006 related to the first quarter 2005 settlement and to the $26.9 million Gallagher paid into a fund in January 2006 to be distributed to certain eligible policyholder clients under the AVC. Gallagher’s cash flows from operating activities are primarily derived from its earnings from continuing operations, as adjusted for realized gains and losses and its noncash expenses, which include depreciation, amortization, deferred compensation, restricted stock and stock-based compensation expenses. The decrease in cash provided by operating activities in 2005 compared to 2004 was primarily due to the $50.0 million payment to Headwaters made in May 2005 related to first quarter 2005 litigation charge of $131.0 million and to Gallagher’s $24.5 million funding of the pension plan during 2005. The retail contingent commission related matters charge of $73.6 million and the claims handling obligations charge of $15.0 million did not have a significant impact on cash provided by operating activities in 2005, as the vast majority of these charges were non-cash in 2005. When assessing the overall liquidity of Gallagher, the focus should be on earnings from continuing operations, adjusted for noncash items, in the statement of earnings and cash provided by operating activities in the statement of cash flows as indicators of trends in liquidity. From a balance sheet perspective, the focus should not be on premiums and fees receivable, premiums payable or restricted cash for trends in liquidity. Because of the variability related to the timing of premiums and fees receivable and premiums payable, net cash flows provided by operations will vary substantially from quarter-to-quarter and year-to-year related to these items. In addition, funds restricted as to Gallagher’s use, premiums and clients’ claim funds held as fiduciary funds, are presented in Gallagher’s consolidated balance sheet as “Restricted cash” and have not been included in determining Gallagher’s overall liquidity. In order to consider these items in assessing trends in liquidity for Gallagher, they should be looked at in a combined manner, because changes in these balances are interrelated and are based on the timing of premium movement. In assessing the overall liquidity of Gallagher from a balance sheet perspective, it should be noted that at December 31, 2006, Gallagher had no Corporate related borrowings outstanding, a cash and cash equivalent balance of $208.0 million and tangible net worth of $334.4 million. Gallagher has a $450.0 million unsecured multicurrency credit agreement (Credit Agreement) it can use from time-to-time to borrow funds to supplement operating cash flows. Due to outstanding letters of credit, $432.4 million remained available for potential borrowings at December 31, 2006. The Credit Agreement contains various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2006.

Except for 2005, Gallagher’s earnings from continuing operations before income taxes have increased every year since 1991. In 2005, earnings from continuing operations before income taxes were adversely impacted by charges incurred for the litigation and retail contingent commission related matters and the claims handling obligations. Gallagher expects the historically favorable trend in earnings from continuing operations before income taxes to continue in the foreseeable future because it intends to continue to expand its business through organic growth from existing operations and growth through acquisitions. Acquisitions allow Gallagher to expand into desirable businesses and geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. However, management has no plans to substantially change the nature of the services performed by Gallagher. Gallagher believes that it has the ability to adequately fund future acquisitions through the use of cash and/or its common stock.

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

Currently, Gallagher believes it has sufficient capital to meet its cash flow needs. However, in the event that Gallagher needs capital to fund its operations and its investing and common stock repurchase requirements, it would use borrowings under its Credit Agreement to meet its short-term needs and would consider other alternatives for its long-term needs. Such alternatives would include raising capital through public markets or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business. However, Gallagher has historically been profitable and cash flows from operations and short-term borrowings under its Credit Agreement have been sufficient to fund Gallagher’s operating, investment and capital expenditure needs.

Dividends - In 2006 Gallagher declared $117.2 million in cash dividends on its common stock, or $1.20 per common share. Gallagher’s dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher’s available cash from earnings and its anticipated cash needs. On January 12, 2007, Gallagher paid a fourth quarter dividend of $.30 per common share to shareholders of record at December 31, 2006, a 7% increase over the fourth quarter dividend per share in 2005. On January 18, 2007, Gallagher announced an increase in its quarterly dividend for the first quarter of 2007 from $.30 to $.31 per common share, a 3.3% increase over 2006. If each quarterly dividend in 2007 is $.31 per common share, this increase in the dividend will result in an annualized increase in the net cash used by financing activities in 2007 of approximately $4.0 million.

Capital Expenditures - Net capital expenditures were $33.0 million, $22.8 million and $29.0 million for 2006, 2005 and 2004, respectively. In 2007, Gallagher expects total expenditures for capital improvements to be approximately $40.0 million, primarily related to office moves and expansions and updating computer systems and equipment. The increase in net capital expenditures in 2006 primarily relates to capitalized costs associated with the implementation of a new human resource management system and several other system initiatives.

Common Stock Repurchases - Gallagher has a common stock repurchase plan that has been approved by the Board of Directors. Under the plan, Gallagher repurchased 1.1 million shares at a cost of $31.3 million and 1.8 million shares at a cost of $51.8 million in 2006 and 2004, respectively. Gallagher did not repurchase any shares under the plan in 2005. The reduction in shares repurchased in 2005 as compared to 2004 was primarily due to anticipated cash needs to fund the Headwaters and AVC related payments in 2005 and 2006. Repurchased shares are held for reissuance in connection with its equity compensation and stock option plans. Under the provisions of the repurchase plan, as of December 31, 2006, Gallagher was authorized to repurchase approximately 3.9 million additional shares. On January 18, 2007, Gallagher announced the continuation of the repurchase plan, bringing the cumulative total repurchase authorization to 5.0 million shares. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock and at its discretion may suspend the repurchase plan at any time. The common stock repurchases reported in the consolidated statement of cash flows for 2006 also include 23,000 shares (at a cost of $0.7 million) that were repurchased by Gallagher to settle escrow obligations in connection with two acquisitions made prior to 2006 and 47,000 shares (at a cost of $1.3 million) that were repurchased by Gallagher to cover employee income tax withholding obligations in connection with 2006 restricted stock distributions. The common stock repurchases reported in the consolidated statement of cash flows for 2005 represent 76,000 shares (at a cost of $2.2 million) that were repurchased by Gallagher to cover employee income tax withholding obligations in connection with 2005 restricted stock distributions. The common stock repurchases reported in the consolidated statement of cash flows for 2004 also include 25,000 shares (at a cost of $2.2 million) that were repurchased by Gallagher to settle escrow obligations in connection with acquisitions made prior to 2004 and 25,000 shares (at a cost of $2.2 million) that were repurchased by Gallagher to cover employee income tax withholding obligations in connection with 2004 restricted stock distributions.

Acquisitions - Cash paid for acquisitions, net of cash acquired, was $80.8 million, $32.9 million and $112.8 million in 2006, 2005 and 2004, respectively. While stock is Gallagher’s preferred “currency” for acquisitions, cash in lieu of stock was used in order to complete a significant portion of the acquisitions in 2006, 2005 and 2004. The increased use of cash for acquisitions in 2004 and 2006 correlates with the reduction in common stock repurchases in the period 2004 to 2006. Gallagher completed eleven, ten and nineteen acquisitions in 2006, 2005 and 2004, respectively.

During 2006, Gallagher issued 0.2 million shares of its common stock, paid $8.9 million in cash and accrued $7.0 million in current liabilities related to earnout obligations of fifteen acquisitions made prior to 2006 and recorded additional goodwill of $17.0 million. During 2005, Gallagher issued 0.4 million shares of its common stock and paid $1.8 million in cash and accrued $2.7 million in current liabilities related to earnout obligations of eight acquisitions made prior to 2005 and recorded additional goodwill of $15.3 million. During 2004, Gallagher paid $2.3 million in cash related to earnout obligations of three acquisitions made prior to 2004 and recorded additional goodwill and expiration lists of $1.8 million and $0.5 million, respectively.

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

On December 7, 2006, the real estate partnership that owned Gallagher’s home office land and building, in which Gallagher has a 60% ownership interest, sold Gallagher’s home office land and building. As a result of the sale, Gallagher received cash proceeds of $7.9 million, extinguished related debt of $75.2 million and recognized a $4.2 million pretax loss in the Financial Services Segment.

Contractual Obligations and Commitments

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as funding commitments and financial guarantees. See Notes 3, 8 and 17 to the Consolidated Financial Statements for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to its Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2006 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	2007	2008	2009	2010	2011	Thereafter	Total
Credit Agreement	$-	$-	$-	$-	$-	$-	$-
Investment related borrowings:
Airplane leasing company debt	2.1	2.2	2.3	2.5	18.9	-	28.0
Syn/Coal facility purchase note	6.8	-	-	-	-	-	6.8

Total debt obligations	8.9	2.2	2.3	2.5	18.9	-	34.8
Operating lease obligations	58.6	51.6	43.3	37.7	30.3	63.1	284.6
Net Syn/Coal purchase commitments	3.1	-	-	-	-	-	3.1
Outstanding purchase obligations	3.3	-	-	-	-	-	3.3

Total contractual obligations	$73.9	$53.8	$45.6	$40.2	$49.2	$63.1	$325.8

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $450.0 million Credit Agreement it uses to post standby or commercial letters of credit (LOCs) and that it can use from time-to-time to borrow funds to supplement operating cash flows. At December 31, 2006, $17.6 million of LOCs (of which Gallagher has $6.5 million of liabilities recorded as of December 31, 2006) were outstanding under the Credit Agreement, some of which related to Gallagher’s investments as discussed in Note 3 to the Consolidated Financial Statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2006. Accordingly, as of December 31, 2006, $432.4 million remained available for potential borrowings, of which $107.4 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 8 to the Consolidated Financial Statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Notes 3 and 8 to the Consolidated Financial Statements, at December 31, 2006, the accompanying balance sheet includes $34.8 million of borrowings related to Gallagher’s investment related enterprises, none of which is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses, which are generally related to increases in an inflation index.

Net Syn/Coal Purchase Commitments - Gallagher has interests in two IRC Section 29-related Syn/Coal facilities that it consolidates. See Note 3 to the Consolidated Financial Statements for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and IRC Section 29-related Syn/Coal sales agreements. These agreements terminate immediately in the event the IRC Section 29-related Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual IRC Section 29-related Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of IRC Section 29-related Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the contractual obligations table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding as of December 31, 2006. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Arrangements

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding LOCs, financial guarantees and funding commitments as of December 31, 2006 were as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts Committed
Off-Balance Sheet Commitments	2007	2008	2009	2010	2011	Thereafter
Investment related:
Letters of credit	$1.0	$-	$-	$-	$-	$16.6	$17.6
Funding commitments	0.8	0.4	0.6	-	-	-	1.8

Total commitments	$1.8	$0.4	$0.6	$-	$-	$16.6	$19.4

At December 31, 2006, Gallagher had no off-balance sheet commitments related to its Risk Management operations. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Notes 3 and 17 to the Consolidated Financial Statements for a discussion of Gallagher’s outstanding LOCs, financial guarantees and funding commitments. All of the LOCs represent multiple year commitments and have annual, automatic renewing provisions and are classified by the latest commitment date.

Since January 1, 2002, Gallagher acquired sixty-four companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2006 acquisitions are disclosed in Note 4 to the Consolidated Financial Statements. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as additional goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2006 was $73.9 million and related to acquisitions made by Gallagher in the period from 2003 to 2006.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, as appropriate, depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher’s consolidated balance sheet at December 31, 2006 and 2005. The December 31, 2006 and 2005 balance sheets of several of these unconsolidated investments contain outstanding debt, which are also not required to be included in Gallagher’s consolidated balance sheet.

Based on the ownership structure of these investments, management believes that Gallagher’s exposure to losses related to these investments is limited to the combination of its net carrying value, funding commitments and LOCs. In the event that certain of these enterprises were to default on their debt obligations and Gallagher’s net carrying value became impaired, the amount to be impaired could have a material effect on Gallagher’s consolidated operating results and/or financial position. See Notes 3 and 17 to the Consolidated Financial Statements.

In addition to obligations and commitments related to Gallagher’s investing activities discussed above, at December 31, 2006, Gallagher has posted an LOC of $6.5 million for the benefit of an insurance company related to Gallagher’s self-insurance deductibles, for which it has a recorded liability of $6.5 million. Gallagher has an equity investment in a rent-a-captive facility, formed in 1997, which Gallagher uses as a placement facility for certain of its insurance brokerage operations. At December 31, 2006, Gallagher has posted $5.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Quantitative and Qualitative Disclosure about Market Risk

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2006 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher’s view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher’s consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these risk factors may differ materially from Gallagher’s estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher’s invested assets are primarily held as cash and cash equivalents, which are subject to various market risk exposures such as interest rate risk. The fair value of Gallagher’s cash and cash equivalents investment portfolio at December 31, 2006 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2006.

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

During 2006, Gallagher had an arrangement with an unaffiliated third party which constituted a call spread on oil futures that created a financial hedge that was designed to generate gains to Gallagher in the event of certain levels of increased oil prices. This hedge was not intended to be a “perfect hedge” for accounting purposes, but was intended to mitigate a substantial portion of the negative impact to Gallagher of increased oil prices. Any hedging gains were designed to offset a portion of the expenses associated with operating Gallagher’s IRC Section 29-Syn/Coal facilities in the event of a phase-out of IRC Section 29 tax credits, which phase-outs were based on oil prices averaging certain levels for calendar year 2006. Gallagher made an up-front payment of $8.5 million to enter into this financial hedge, which was marked to market value each period with the resulting unrealized gain/loss included in Gallagher’s operating results. The oil price derivative expired on December 31, 2006 and resulted in a loss of $8.5 million that was included in Gallagher’s Financial Services Segment operating results for 2006. On January 17, 2007, Gallagher entered into a similar arrangement with an unaffiliated third party which constitutes a call spread on oil futures to create a financial hedge that is designed to generate gains to Gallagher in the event of certain levels of increased oil prices. Gallagher made an up-front payment of $2.7 million to enter into this financial hedge, which will be marked to market value each quarter as part of the Financial Services Segment operating results, through December 31, 2007, the date the contract expires or the date the contract is sold. If the average NYMEX price per barrel of oil is less than $68.00 for 2007 and Gallagher holds it for the duration of the contract, the financial hedge will result in a loss to Gallagher of $2.7 million in 2007. The NYMEX oil price on January 25, 2007 was $54.23 and the 2007 year-to-date average NYMEX oil price through January 25, 2007 was $54.23 (20.3% below $68.00).

At December 31, 2006, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would likely approximate their carrying value due to their short-term duration and variable interest rates. The market risk would be estimated as the potential increase in the fair value resulting from a hypothetical one-percentage point decrease in Gallagher’s weighted average short-term borrowing rate at December 31, 2006 and the resulting fair values would not be materially different from its carrying value.

Gallagher is subject to foreign currency exchange rate risk primarily from its U.K. based subsidiaries that incur expenses denominated primarily in British pounds while receiving a substantial portion of their revenues in U.S. dollars. Foreign currency gains (losses) related to this market risk are recorded in earnings from continuing operations before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2006 (a weakening of the U.S. dollar), earnings from continuing operations before income taxes would decrease by approximately $12.9 million. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management’s opinion that this foreign currency exchange risk is not material to Gallagher’s consolidated operating results or financial position. Gallagher manages the balance sheet of its foreign subsidiaries, where possible, such that foreign liabilities are matched with equal foreign assets thereby maintaining a “balanced book” which minimizes the effects of currency fluctuations. With respect to managing foreign currency exchange rate risk, Gallagher had a foreign currency hedging strategy in place in 2006 and 2005 to minimize its exposure to this risk. The impact of this hedging strategy was not material to Gallagher’s Consolidated Financial Statements for 2006 or 2005.

Arthur J. Gallagher & Co.

Consolidated Statement of Earnings

(In millions, except per share data)

	Year Ended December 31,
	2006	2005	2004
Commissions	$849.5	$784.3	$726.8
Retail contingent commissions	2.5	28.8	33.8
Fees	585.8	537.5	490.0
Investment income - Brokerage and Risk Management	34.2	20.8	15.1
Investment income - Financial Services	87.1	108.9	163.2
Investment gains (losses)	(25.1)	3.6	8.1

Total revenues	1,534.0	1,483.9	1,437.0

Compensation	880.9	789.9	714.8
Operating	322.4	322.3	267.9
Investment expenses	103.7	104.9	157.1
Interest	8.5	11.6	9.5
Depreciation	31.8	32.7	32.7
Amortization	24.6	20.7	17.7
Litigation related matters	-	131.0	-
Retail contingent commission related matters	9.0	73.6	-

Total expenses	1,380.9	1,486.7	1,199.7

Earnings (loss) from continuing operations before income taxes	153.1	(2.8)	237.3
Provision (benefit) for income taxes	24.6	(31.4)	47.8

Earnings from continuing operations	128.5	28.6	189.5

Discontinued operations:
Earnings (loss) from discontinued operations before income taxes	-	0.2	(1.8)
Gain on disposal of operations	-	9.5	-
Provision (benefit) for income taxes	-	7.5	(0.8)

Earnings (loss) from discontinued operations	-	2.2	(1.0)

Net earnings	$128.5	$30.8	$188.5

Basic net earnings (loss) per share:
Earnings from continuing operations	$1.32	$.30	$2.07
Earnings (loss) from discontinued operations	-	.03	(.01)

Net earnings	$1.32	$.33	$2.06

Diluted net earnings (loss) per share:
Earnings from continuing operations	$1.31	$.30	$2.00
Earnings (loss) from discontinued operations	-	.02	(.01)

Net earnings	$1.31	$.32	$1.99

Dividends declared per common share	$1.20	$1.12	$1.00

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Balance Sheet

(In millions)

	December 31,
	2006	2005
Cash and cash equivalents	$208.0	$317.8
Restricted cash	588.9	518.3
Unconsolidated investments - current	49.2	43.2
Premiums and fees receivable	1,422.3	1,396.8
Other current assets	107.8	125.7

Total current assets	2,376.2	2,401.8
Unconsolidated investments - noncurrent	32.5	68.2
Fixed assets related to consolidated investments - net	32.5	126.0
Other fixed assets - net	70.6	59.1
Deferred income taxes	286.8	236.1
Other noncurrent assets	91.8	80.1
Goodwill - net	316.6	245.7
Amortizable intangible assets - net	213.1	172.5

Total assets	$3,420.1	$3,389.5

Premiums payable to insurance and reinsurance companies	$1,958.8	$1,917.4
Accrued compensation and other accrued liabilities	316.4	378.3
Unearned fees	39.7	35.7
Income taxes payable	51.0	24.6
Other current liabilities	26.5	25.0
Corporate related borrowings	-	-
Investment related borrowings - current	8.9	5.3

Total current liabilities	2,401.3	2,386.3
Investment related borrowings - noncurrent	25.9	107.6
Other noncurrent liabilities	128.8	126.5

Total liabilities	2,556.0	2,620.4

Stockholders’ equity:
Common stock - issued and outstanding 98.4 shares in
2006 and 95.7 shares in 2005	98.4	95.7
Capital in excess of par value	285.7	216.3
Retained earnings	475.0	463.7
Accumulated other comprehensive earnings (loss)	5.0	(6.6)

Total stockholders’ equity	864.1	769.1

Total liabilities and stockholders' equity	$3,420.1	$3,389.5

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Cash Flows

(In millions)

	Year Ended December 31,
	2006	2005	2004
Cash flows from operating activities:
Earnings from continuing operations	$128.5	$28.6	$189.5
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Net loss (gain) on investments and other	25.1	(3.6)	(8.1)
Depreciation and amortization	56.4	53.4	53.3
Amortization of deferred compensation and restricted stock	8.6	7.2	10.0
Stock-based compensation expense	16.0	8.9	5.6
Increase in restricted cash	(55.7)	(29.4)	(51.3)
Increase in premiums receivable	(1.1)	(51.0)	(32.8)
Increase in premiums payable	16.1	67.2	61.8
Decrease in trading securities - net	—	—	5.9
(Increase) decrease in other current assets	(10.8)	6.9	22.6
Net change in accrued compensation and other accrued liabilities	(50.9)	105.6	45.4
Net change in fees receivable/unearned fees	(9.8)	14.9	(9.7)
Net change in income taxes payable	26.4	(0.2)	0.5
Tax benefit from issuance of common stock	—	10.6	17.6
Net change in deferred income taxes	(41.1)	(84.0)	(45.9)
Other	(3.0)	61.0	13.8

Net cash provided by operating activities of continuing operations	104.7	196.1	278.2
Earnings (loss) from discontinued operations	—	2.2	(1.0)
Net gain on sales of discontinued operations	—	(9.5)	—

Net cash provided by operating activities	104.7	188.8	277.2

Cash flows from investing activities:
Net additions to fixed assets	(33.0)	(22.8)	(29.0)
Cash paid for acquisitions, net of cash acquired	(80.8)	(32.9)	(112.8)
Proceeds from sales of discontinued operations	—	37.6	—
Proceeds from sale of consolidated operation	7.9	—	—
Net proceeds from investment transactions	10.0	3.5	2.8

Net cash used by investing activities	(95.9)	(14.6)	(139.0)

Cash flows from financing activities:
Proceeds from issuance of common stock	24.1	28.1	30.6
Tax benefit from issuance of common stock	7.9	—	—
Repurchases of common stock	(33.3)	(2.2)	(56.2)
Dividends paid	(114.4)	(102.3)	(84.9)
Borrowings on line of credit facilities	37.0	1.9	12.9
Repayments on line of credit facilities	(37.0)	(0.1)	—
Borrowings of long-term debt	—	0.1	—
Repayments of long-term debt	(2.9)	(6.5)	(9.6)

Net cash used by financing activities	(118.6)	(81.0)	(107.2)

Net (decrease) increase in cash and cash equivalents	(109.8)	93.2	31.0
Cash and cash equivalents at beginning of year	317.8	224.6	193.6

Cash and cash equivalents at end of year	$208.0	$317.8	$224.6

Supplemental disclosures of cash flow information:
Interest paid	$9.3	$12.7	$11.5
Income taxes paid	30.6	47.0	71.3

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Stockholders’ Equity

(In millions)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Total
	Shares	Amount
Balance at December 31, 2003	90.0	$90.0	$86.8	$442.3	$-	$619.1
Comprehensive and net earnings	-	-	-	188.5	-	188.5
Compensation expense related
to stock option plan grants	-	-	5.6	-	-	5.6
Tax benefit from issuance of common stock	-	-	17.6	-	-	17.6
Common stock issued in:
Twelve purchase transactions	1.2	1.2	36.4	-	-	37.6
Stock option plans	2.2	2.2	20.2	-	-	22.4
Employee stock purchase plan	0.3	0.3	7.9	-	-	8.2
Deferred compensation	0.1	0.1	1.6	-	-	1.7
Restricted stock	0.1	0.1	8.2	-	-	8.3
Common stock repurchases	(1.8)	(1.8)	(54.4)	-	-	(56.2)
Cash dividends declared on common stock	-	-	-	(91.8)	-	(91.8)

Balance at December 31, 2004	92.1	92.1	129.9	539.0	-	761.0
Net earnings	-	-	-	30.8	-	30.8
Net change in pension asset/liability, net of taxes of $4.0 million	-	-	-	-	(6.2)	(6.2)
Unrealized loss on foreign currency hedge, net of taxes of $0.2 million	-	-	-	-	(0.4)	(0.4)

Comprehensive earnings						24.2
Compensation expense related to stock option plan grants	-	-	8.9	-	-	8.9
Tax benefit from issuance of common stock	-	-	10.6	-	-	10.6
Common stock issued in:
Eleven purchase transactions	1.3	1.3	36.1	-	-	37.4
Stock option plans	1.6	1.6	17.8	-	-	19.4
Employee stock purchase plan	0.4	0.4	8.3	-	-	8.7
Deferred compensation	0.2	0.2	2.1	-	-	2.3
Restricted stock	0.2	0.2	4.7	-	-	4.9
Common stock repurchases	(0.1)	(0.1)	(2.1)	-	-	(2.2)
Cash dividends declared on common stock	-	-	-	(106.1)	-	(106.1)

Balance at December 31, 2005	95.7	95.7	216.3	463.7	(6.6)	769.1
Net earnings	-	-	-	128.5	-	128.5
Net change in pension asset/liability, net of taxes of $7.4 million	-	-	-	-	11.2	11.2
Net change in value of foreign hedge, net of taxes of $0.2 million	-	-	-	-	0.4	0.4

Comprehensive earnings						140.1
Compensation expense related to stock option plan grants	-	-	15.7	-	-	15.7
Tax benefit from issuance of common stock	-	-	7.9	-	-	7.9
Common stock issued in:
Thirteen purchase transactions	1.8	1.8	47.3	-	-	49.1
Stock option plans	1.3	1.3	14.0	-	-	15.3
Employee stock purchase plan	0.4	0.4	8.4	-	-	8.8
Deferred compensation	0.2	0.2	2.4	-	-	2.6
Restricted stock	0.2	0.2	5.8	-	-	6.0
Common stock repurchases	(1.2)	(1.2)	(32.1)	-	-	(33.3)
Cash dividends declared on common stock	-	-	-	(117.2)	-	(117.2)

Balance at December 31, 2006	98.4	$98.4	$285.7	$475.0	$5.0	$864.1

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Notes to Consolidated Financial Statements

December 31, 2006

1.	Summary of Significant Accounting Policies

Nature of Operations - Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission revenue is principally generated through the negotiation and placement of insurance for its clients. Fee revenue is primarily generated by providing other risk management services including claims management, information management, risk control services and appraisals in either the property/casualty (P/C) market or the human resource/employee benefit market. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes fiduciary funds, tax advantaged investments, real estate partnerships and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in seven countries and does business in 120 countries globally through a network of correspondent brokers and consultants.

Basis of Presentation - The accompanying consolidated financial statements include the accounts of Gallagher and all of its majority owned subsidiaries (50% or greater ownership). Substantially all of Gallagher’s investments in partially owned entities in which Gallagher’s ownership is less than 50% are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, as appropriate, depending on the legal form of Gallagher’s ownership interest and the applicable ownership percentage of the entity. For partially owned entities accounted for using the equity method, Gallagher’s share of the net earnings of these entities is included in consolidated net earnings. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to the prior years’ financial statements in order to conform to the current year presentation.

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

Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $4.9 million at December 31, 2006 and 2005, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year-end. The allowance for doubtful accounts was $7.5 million and $6.7 million at December 31, 2006 and 2005, respectively. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

F - 28

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

Claims Handling Obligations - Based on legal interpretations and accounting guidance issued by the Institute of Chartered Accountants in the U.K. in 2004, Gallagher reassessed its obligations in 2005 to provide future claims handling and certain administrative services for reinsurance brokerage clients. This guidance, which is referred to as FRS 5, was first applicable in 2004 and is specifically directed to insurance brokers engaged in the industry practice of providing clients future claims handling and administrative services. Based on a detailed review of its reinsurance brokerage operations in both the U.S. and U.K. that was completed in 2005, its current accounting practices for these operations and legal interpretations, Gallagher determined that under certain circumstances, it is obligated to provide future claims handling and certain administrative services based on its current business practices. Accordingly, a liability of $15.0 million has been accrued in the accompanying December 31, 2006 and 2005 consolidated balance sheet based on the estimated costs to provide these future services to former clients. This liability is based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of this liability and will make adjustments as necessary. The use of different estimates or assumptions could produce different results.

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

Restricted Cash - In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher and are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher’s subsidiaries operate. Various state and foreign agencies regulate insurance brokers and provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash, money market accounts, commercial paper and certificates of deposit. Gallagher earns interest income on these unremitted funds, which is included in investment income - Brokerage and Risk Management in the accompanying consolidated statement of earnings. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheet, with the related liability reported as premiums payable to insurance carriers. Additionally, several of Gallagher’s foreign subsidiaries are required by various foreign agencies to meet certain liquidity and solvency requirements. Gallagher was in compliance with these requirements at December 31, 2006.

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

Premium Financing - A Brokerage Segment subsidiary of Gallagher (acquired in September 2006) makes short-term loans (generally with terms of twelve months or less) to its clients to finance premiums. These premium financing contracts are structured to result in minimal potential bad debt expense to Gallagher. Such receivables are considered delinquent after seven days of the payment due date. Generally, insurance policies are cancelled within one month of the contractual payment due date if the payment remains delinquent. Interest income is recognized as it is earned over the life of the contract using the interest “level-yield” method. Unearned interest related to contracts receivable is included in the receivable balance in the accompanying consolidated balance sheet. The outstanding contracts receivable balance was $3.7 million at December 31, 2006.

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

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. Based on the results of impairment reviews in 2006 and 2004, Gallagher wrote-off $1.0 million and $1.8 million, respectively, of amortizable intangible assets. No such indicators were noted in 2005. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Income Taxes - Deferred income tax has been provided for the effect of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Fair Value of Financial Instruments - The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance carriers, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2006 and 2005, approximate fair value because of the short maturity of these instruments. Fair values for other investments including notes receivable are disclosed in Note 3. The carrying amounts of borrowings outstanding under debt agreements listed in Note 8 approximate their fair values at December 31, 2006 because the borrowings are at floating interest rates or the rates are not significantly different from the prevailing market rates.

Litigation-Gallagher is engaged in various legal actions related to claims, lawsuits and proceedings incident to the nature of its business. Gallagher records liabilities for material loss contingencies, including legal costs (such as fees and expenses of external lawyers and other service providers) to be incurred, when it is probable that a liability has been incurred on or before the balance sheet date and the amount can be reasonably estimated. Such contingent liabilities are not discounted. To the extent such losses and legal costs can be recovered under Gallagher’s insurance programs, estimated recoveries are recorded concurrently with the losses recognized. Significant management judgment is required to estimate the amounts of such contingent liabilities and the related insurance recoveries. In order to assess its potential liability, Gallagher analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters. As these liabilities are uncertain by their nature, the recorded amounts may change due to a variety of different factors, including new developments in or changes in approach, such as changing the settlement strategy as applicable to each matter.

Stock-Based Compensation - Effective January 1, 2006, Gallagher adopted the fair value method of accounting for employee stock options pursuant to Statement of Financial Accounting Standards (SFAS) No.123 (revised 2004) (SFAS 123(R)), “Share-Based Payment.” See Note 2 for a discussion on accounting for employee stock options and the impact of SFAS 123(R) on Gallagher’s 2006 operating results.

2.	Effect of New Accounting Pronouncements

Stock Options

In 2003, Gallagher adopted the fair value method of accounting for employee stock options pursuant to SFAS 123, “Accounting for Stock-Based Compensation,” and SFAS 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, An Amendment of SFAS 123.” Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees,” which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded prior to January 1, 2003. The change to the fair value method of accounting was applied prospectively to all stock option awards granted, modified, or settled after January 1, 2003 and to all employee stock purchases made subsequent to January 1, 2003 through participation in Gallagher’s employee stock purchase plan.

In 2004, the FASB issued SFAS 123(R), which is a revision of SFAS 123. SFAS 123(R) superseded APB 25 and amended SFAS 95, “Statement of Cash Flows.” Generally, the approach to accounting for share-based payments in SFAS 123(R) is similar to the approach described in SFAS 123, which Gallagher adopted on a prospective basis in 2003. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options (for all grant years), to be recognized in the financial statements over the shorter of the vesting period or the retirement eligible date of the participants based on their grant date fair values.

Gallagher adopted SFAS 123(R) effective January 1, 2006 using the modified-prospective method to account for share-based payments made to employees. The modified-prospective method is similar to the modified-prospective method described in SFAS 148. Under this method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted on or after January 1, 2006 and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. In addition, Gallagher has elected to use the alternative transition method of Financial Accounting Standards Board (FASB) Staff Position SFAS 123R-3 to determine the accounting of the income tax effects of payments made related to stock based compensation.

Gallagher used the Black-Scholes formula to estimate the value of stock options granted to employees in 2005 and prior years and has continued to use this allowable option valuation model in 2006. Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Gallagher adopted SFAS 123 using the prospective method, which applied only to awards granted, modified or settled after the adoption date, compensation cost for some previously granted awards that was not recognized under SFAS 123 is now recognized under SFAS 123(R). Beginning in 2006, Gallagher is applying the provisions of SFAS 123(R) to all unvested awards granted prior to the adoption of SFAS 123 (prior to January 1, 2003) for recognition of share-based payments to employees.

SFAS 123(R) requires that compensation cost be recognized for unvested awards over the period through the date that the employee is no longer required to provide future services to earn the award, rather than over the explicit service period. Accordingly, for 2006 and future stock option grants, Gallagher has adjusted its existing accounting policy to recognize compensation cost to coincide with the date that the employee is eligible to retire, rather than the actual retirement date, for all options granted. However, stock options granted after June 30, 2006 no longer contain the accelerated vesting upon retirement provision.

SFAS 123(R) also requires the benefits of tax deductions in excess of compensation amounts recognized for book purposes to be reported as a financing cash flow rather than as an operating cash flow as required previously. This change in presentation in the accompanying consolidated statement of cash flows has reduced net operating cash flows and increased net financing cash flows by $7.9 million for the year ended December 31, 2006. SFAS 123(R) also requires any unearned deferred compensation and unearned restricted stock to be recorded as reductions in capital in excess of par rather than as contra equity accounts in stockholders’ equity as required previously. This change in presentation in the accompanying consolidated balance sheet reduced capital in excess of par by $21.6 million and $19.8 million at December 31, 2006 and 2005, respectively, but had no impact on total stockholders’ equity as of either date.

During the years ended December 31, 2006, 2005 and 2004, Gallagher recognized $16.0 million, $8.9 million and $5.6 million, respectively, of compensation expense related to its stock option plans and its employee stock purchase plan. For 2006, Gallagher incurred $5.6 million of additional stock based compensation expense ($3.4 million after tax) due to the adoption of SFAS 123(R) related to the vesting in 2006 of options granted prior to January 1, 2003. Both basic and diluted net earnings per share were reduced by $.03 in 2006 due to the adoption of SFAS 123(R).

At December 31, 2006, Gallagher had four stock option plans, which are described more fully in Note 11. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. For all periods presented prior to 2006, and for all options granted prior to January 1, 2003, Gallagher accounted for stock option grants under the recognition and measurement principles of APB 25 and related Interpretations and, accordingly, recognized virtually no compensation expense for these stock options granted to employees. The following table illustrates the effect on earnings from continuing operations and earnings from continuing operations per share for the years ended December 31, 2005 and 2004, if Gallagher had applied the fair value recognition provisions of SFAS 123 to all of its stock-based employee compensation (in millions, except per share data):

	Year Ended December 31,
	2005	2004
Earnings from continuing operations - as reported	$28.6	$189.5
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	6.9	4.5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards
(see Note 11), net of related tax effects	(10.0)	(8.0)

Pro forma net earnings	$25.5	$186.0

Basic earnings from continuing operations per share - as reported	$.30	$2.07
Basic earnings from continuing operations per share - pro forma	.27	2.03
Diluted earnings from continuing operations per share - as reported	.30	2.00
Diluted earnings from continuing operations per share - pro forma	.27	1.97

Income Taxes

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. In addition, FIN 48 provides guidance on derecognition, classification, interest, penalties, accounting in interim periods and disclosure related to uncertain income tax positions. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, Gallagher will be required to adopt FIN 48 in first quarter 2007. Gallagher is currently evaluating the impact that the adoption of FIN 48 will have, if any, on its consolidated financial statements and notes thereto. However, Gallagher does not expect the adoption of FIN 48 to have a material effect on its financial position or operating results.

Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS 158, which represents the completion of the first phase in the FASB’s postretirement benefits accounting project, applies to all plan sponsors who offer defined postretirement benefit plans and requires an entity to:

•	Recognize in its balance sheet an asset for a defined benefit postretirement plan’s overfunded status or a liability for a plan’s underfunded status.
•	Measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year.
•	Recognize changes in the funded status of a defined benefit postretirement plan in comprehensive earnings in the year in which the changes occur.

SFAS 158 does not change the amount of net periodic benefit cost included in net earnings. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements are effective for fiscal years ending after December 15, 2006 for public entities. Accordingly, Gallagher adopted SFAS 158 in fourth quarter 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year end balance sheet is effective for fiscal years ending after December 15, 2008. Gallagher currently utilizes December 31 as the measurement date for its plan assets and benefit obligations and, therefore, complies with this requirement. Effective December 31, 2006, Gallagher adopted SFAS 158 and recognized a noncurrent prepaid pension asset of $8.3 million, a noncurrent deferred tax liability of $3.4 million and accumulated other comprehensive earnings of $5.0 million in the accompanying consolidated balance sheet. See Notes 15 and 16 for additional information required to be disclosed in accordance with SFAS 158.

Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also responds to investors’ requests for expanded information about the extent to which entities measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.

Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy.

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. Accordingly, Gallagher will be required to adopt SFAS 157 in first quarter 2008.

Gallagher is currently evaluating the impact that the adoption of SFAS 157 will have, if any, on its consolidated financial statements and notes thereto.

3.	Investments

The following is a summary of Gallagher’s other investments and the related outstanding letters of credit (LOCs), financial guarantees and funding commitments (in millions):

					December 31, 2006
	December 31, 2006		December 31, 2005		LOCs & Financial Guarantees	Funding Commitments
Unconsolidated Investments:	Current	Noncurrent	Current	Noncurrent
Direct and indirect investments in Asset Alliance Corporation (AAC):
Common stock	$-	$13.7	$-	$15.5	$-	$-
Preferred stock	13.4	-	0.1	13.3	-	-
Debentures	-	-	13.2	-	-	-
Indirectly held	-	1.1	-	1.4	-	-

Total AAC	13.4	14.8	13.3	30.2	-	-

Low income housing (LIH) investments:
Bridge loans	1.8	-	5.4	-	-	-
Partnership interests	-	0.8	-	1.1	-	-
LIH Developer	-	-	-	8.9	-	-

Total LIH developments	1.8	0.8	5.4	10.0	-	-

Alternative energy investments:
IRC Section 29 Syn/Coal production receivables	25.7	-	14.9	-	-	-
IRC Section 29 Syn/Coal unamortized assets	6.6	-	6.5	6.7	-	-
Equity interest in biomass projects and pipeline	0.1	9.5	0.1	13.9	-	-
Clean energy related ventures	-	0.6	-	0.7	-	0.8

Total alternative energy investments	32.4	10.1	21.5	21.3	-	0.8

Real estate, venture capital and other investments	1.6	6.8	3.0	6.7	5.4	1.0

Total unconsolidated investments	$49.2	$32.5	$43.2	$68.2	$5.4	$1.8

Asset Alliance Corporation - Through common stock and preferred stock investments, Gallagher effectively owns 25% of AAC, an investment management company that owns up to a two-thirds interest in ten private investment management firms (the Firms). AAC and the Firms collectively manage domestic and international investment hedge fund portfolios for various institutions and individuals, which totaled approximately $3.1 billion at December 31, 2006. AAC has a proportional interest in the Firms’ revenues or net earnings that result principally from fees and participation in investment returns from the managed investment portfolios. Gallagher accounts for its holdings in AAC’s common stock using equity method accounting.

In 2002, Beacon Hill Asset Management LLC (Beacon Hill) withdrew from managing hedge fund portfolios for AAC due to various legal, contractual and business issues. In 2003, investors in a Beacon Hill investment partnership filed a lawsuit to recover investment losses naming AAC as a co-defendant. In fourth quarter 2006, all parties to this lawsuit entered into a settlement agreement, which is subject to court approval, to resolve this pending litigation. The net impact of this settlement, together with another unrelated settlement entered into by AAC in the latter part of 2006, did not have a material impact on Gallagher’s 2006 operating results or on the December 31, 2006 carrying value of its AAC investment.

Low Income Housing (LIH) Investments - Gallagher’s investments in LIH consist of three components:

Bridge Loans represent early-stage loans on properties that are mainly being developed to qualify for LIH tax credits. The current loan is collateralized by the land and buildings financed and carries an interest rate of 4.00%. The loans are generally outstanding for twelve to thirty-six months and accrue interest until the projects are refinanced by a purchaser or syndicator. No loan has ever defaulted since Gallagher began making these types of loans in 1996.

Partnership Interests represent Gallagher’s ownership in completed and certified LIH developments. At December 31, 2006, Gallagher owned limited partnership interests in 21 LIH developments. These are generating tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. These investments are generally accounted for using the effective yield method and are carried at amortized cost. Under the effective yield method, Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included, net of amortization of the investment, as a component of the provision for income taxes. Gallagher has never incurred a loss on a LIH project.

Eight of the LIH developments have been determined to be variable interest entities (VIE), as defined by FASB Interpretation No. 46 (FIN 46), “Consolidation of Variable Interest Entities,” but are not required to be consolidated. Gallagher invested in these developments between 1990 and 2000 as a limited partner. At December 31, 2006, total assets and total debt of these developments were approximately $53.0 million and $40.0 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was $0.8 million at December 31, 2006, which equaled the net aggregate carrying value of its investments.

LIH Developer represented Gallagher’s 27% ownership interest in the company that is the developer and/or syndicator of most of Gallagher’s LIH development investments. On December 28, 2006, Gallagher sold its 27% ownership interest for cash of $4.0 million. A $3.0 million pretax loss was recognized in connection with this transaction.

Alternative Energy Investments - Gallagher has made investments in partnerships formed to develop energy that qualifies for tax credits under Internal Revenue Code (IRC) Section 29. These consist of (i) waste-to-energy (Biomass) partnerships which own the rights to gas emissions (Biogas) from landfills and the wells and infrastructure necessary to capture the Biogas and (ii) synthetic coal (Syn/Coal) partnerships which own and lease equipment that processes qualified fuel under IRC Section 29. Gallagher has an interest in seven IRC Section 29-related Biomass limited partnerships and five IRC Section 29-related Syn/Coal limited partnerships or limited liability companies that generate tax benefits to Gallagher on an ongoing basis in the form of both tax deductions for operating losses and tax credits. At December 31, 2006, two of the IRC Section 29-related Syn/Coal limited partnerships were consolidated into Gallagher’s financial statements due to ownership percentage. The remainder of these investments were carried at amortized cost. Gallagher recognizes the tax credits as they are allocated by the partnerships, which are included as a component of the provision for income taxes.

During fourth quarter 2005, Gallagher sold a portion of its equity ownership interest in the “parent” company that operates two of the Biomass limited partnerships. As part of that same transaction, Gallagher converted $6.0 million of debt into an equity interest in that company. On December 31, 2006, Gallagher recognized a $2.4 million loss related to the write-down of these two Biomass limited partnerships.

IRC Section 29 Production Receivables represent the uncollected installment sale proceeds as of each balance sheet date related to Gallagher’s sales of several IRC Section 29-related operations (Biomass and Syn/Coal) that have been either partially or completely sold to third parties. Due to uncertainties related to the phase-out level for 2006, Gallagher has agreed to delay collection of many of these receivables until second quarter 2007, when the actual amounts will become known due to the determination of the phase-out level for 2006.

Four of the Biomass projects have been determined to be VIEs but are not required to be consolidated. Gallagher is a limited partner in each investment. The investments were entered into by Gallagher between 1991 and 1998. At December 31, 2006, total assets and total debt of these investments were approximately $5.1 million and $2.8 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was zero at December 31, 2006, which equaled the net aggregate carrying value of its investments.

As part of selling its interests in IRC Section 29-related Biomass partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations. At December 31, 2006, the maximum potential amount of future payments that Gallagher could be required to make under these indemnifications totaled approximately $16.8 million, net of the applicable income tax benefit. Gallagher did not record any liability in its December 31, 2006 consolidated balance sheet for these potential indemnifications. As part of selling its interests in IRC Section 29-related Syn/Coal partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations, and subsequently obtained private letter rulings (PLRs) from the Internal Revenue Service (IRS). Gallagher has not recorded any liability in its December 31, 2006 consolidated balance sheet for these potential indemnifications. See IRC Section 29-related Syn/Coal Matters below for the potential exposures related to Syn/Coal as of December 31, 2006.

IRC Section 29 Unamortized Assets primarily represent the remaining book value related to the IRC Section 29-related operations (Biomass and Syn/Coal) that have been either partially or completely sold to third parties. Gallagher accounts for these investments on the installment sale basis, which requires that the amortization of the bases of the assets sold be recognized ratably over time against the installment sale proceeds received as a component of investment income. The amortization period is based on the expected life of the IRC Section 29-related tax credits. IRC Section 29 unamortized assets also include the remaining book value of the portion of the IRC Section 29-related Syn/Coal limited partnerships that Gallagher owns. The remainder of these investments are carried at amortized cost.

IRC Section 29-related Syn/Coal Matters—The Permanent Subcommittee on Investigations of the Government Affairs Committee of the U.S. Senate (Subcommittee) is conducting an ongoing investigation of potential abuses of tax credits by producers of synthetic fuel under IRC Section 29. The Subcommittee Chairman, in a memorandum updated in September 2006, has stated that the investigation is examining the utilization of IRC Section 29-related Syn/Coal Credits, the nature of the technologies and the fuels created, the use of these fuels, and other aspects of IRC Section 29. The memorandum also states that the investigation will address the IRS’s administration of IRC Section 29-related Syn/Coal Credits.

Gallagher continues to believe it is claiming IRC Section 29-related Syn/Coal Credits in accordance with IRC Section 29 and four PLRs previously obtained by IRC Section 29-related Syn/Coal partnerships in which it has an interest. Gallagher understands these PLRs are consistent with those issued to other taxpayers and has received no indication from the IRS that it will seek to revoke or modify them. In that regard, one of the IRC Section 29-related Syn/Coal partnerships in which Gallagher has an interest was under examination by the IRS for the tax year 2000 and in March 2004, Gallagher was notified that the examination was closed without any changes being proposed. In third quarter 2006, the IRS began an examination of this same partnership for the tax year 2004.

The IRS is continuing to audit taxpayers claiming IRC Section 29-related Syn/Coal Credits with respect to a variety of issues. The partnerships in which Gallagher has an interest may be audited in the future, and any such audit could adversely affect Gallagher’s ability to claim IRC Section 29-related Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to the prior sale of interests in partnerships claiming IRC Section 29-related Syn/Coal Credits. Furthermore, IRC Section 29-related Syn/Coal Credits have been controversial both politically and administratively, and no assurance can be given that the IRS will not in the future discontinue issuing PLRs, issue administrative guidance adverse to Gallagher’s interests, or support the enactment of legislation to curtail or repeal IRC Section 29. A bill to repeal IRC Section 29 was introduced in the U.S. House of Representatives in 2005 that was not enacted, but a similar bill could be reintroduced in a future session and any such action could potentially result in the curtailment or repeal of IRC Section 29-related Syn/Coal Credits prior to the end of 2007, when the IRC Section 29-related Syn/Coal Credits expire under current law. Similarly, future administrative or judicial decisions could adversely affect Gallagher’s ability to claim IRC Section 29-related Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to prior sales of partnership interests.

Gallagher has insurance policies in place, the scope of which Gallagher believes would provide substantial coverage in the event the Syn/Coal Credits are disallowed. While there can be no assurance that such coverage would ultimately be available, if the full amount of the policies were collected, Gallagher’s maximum after tax exposure at December 31, 2006 relating to the disallowance of the Syn/Coal Credits is as follows (in millions):

	Maximum	Net of Insurance
Gross tax credits recorded by Gallagher	$262.5	$168.0
Installment sale proceeds subject to indemnification	292.8	73.3
Net carrying value of assets held at December 31, 2006	3.3	3.3

Total exposure	$558.6	$244.6

IRC Section 29 tax credits will expire on December 31, 2007 if the law is not extended. In addition, through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the “Market Wellhead Price” of domestic crude oil reaches certain “Phase-out Prices,” as determined by the IRS. Management estimates that the Market Wellhead Price in 2006 would need to average approximately $55.00 to start a phase-out and average approximately $69.00 for a complete phase-out. The commonly reported crude oil price of futures contracts traded on the New York Mercantile Exchange (NYMEX Price) for 2006 averaged $66.12. The NYMEX Price averaged $6.04 above the Market Wellhead Price for calendar year 2005 and is estimated to be approximately $6.18 above the Market Wellhead Price for calendar year 2006. There can be no assurance that future oil prices will average under future phase-out levels.

During the period from January 1 to June 12, 2006, Gallagher idled the two IRC Section 29-related Syn/Coal facilities that generate substantially all of the IRC Section 29-related tax credits for Gallagher. Effective June 12, 2006, Gallagher restarted production at these two facilities. To partially mitigate the financial risk of a phase-out, which reduces the tax credits earned and reduces the installment sale gains from Gallagher’s IRC Section 29-Syn/Coal investments, Gallagher entered into arrangements with unaffiliated third parties which constitute call spreads on oil futures to create financial hedges that were designed to generate gains to Gallagher in the event of certain levels of increased oil prices. These hedges are not intended to be “perfect hedges” for accounting purposes, but are intended to mitigate a substantial portion of the negative impact to Gallagher of increased oil prices. Any oil price derivative gains are designed to offset a portion of the expenses associated with operating Gallagher’s IRC Section 29-Syn/Coal facilities in the event of a phase-out of IRC Section 29 tax credits, which phase-outs are based on oil prices averaging certain levels for calendar years 2006 and 2007. Gallagher made an up-front payment of $8.5 million on June 12, 2006 to enter into an oil price derivative, which expired on December 31, 2006. The oil price derivative resulted in a loss of $8.5 million in 2006 that was included in the Financial Services Segment operating results. On January 17, 2007, Gallagher made an up-front payment of $2.7 million to enter into another similar oil price derivative, which will be marked to market value each quarter as part of the Financial Services Segment operating results, through the earlier of December 31, 2007, the date the contract expires, or the date the contract is sold. At December 31, 2006, the remaining carrying value of the five facilities and other related assets was approximately $8.5 million in the aggregate. Gallagher has historically depreciated/amortized these assets at approximately $2.1 million per quarter and expects to continue to do so through the expiration date of IRC Section 29, which is December 31, 2007. If Gallagher chooses to either permanently shut down the facilities or enter into a significantly prolonged idle period, all or part of this remaining carrying value could become impaired and require a non-cash charge against earnings in the period that such a determination is made.

Litigation related matters in 2005 represented a pretax charge of $131.0 million ($84.2 million after tax) recorded by Gallagher in first quarter 2005. On February 11, 2005, a jury in the Fourth District Court for the State of Utah awarded damages against Gallagher’s subsidiary, AJG Financial Services, Inc. (AJGFS), and in favor of Headwaters Incorporated (Headwaters) in the amount of $175.0 million. AJGFS and Headwaters entered into a definitive agreement effective as of May 1, 2005 to settle this and all other litigation between the companies for $50.0 million, which was paid to Headwaters in May 2005. Additionally, AJGFS and Headwaters have modified their existing licensing agreement, allowing AJGFS to utilize Headwaters’ technology on two of AJGFS’ synthetic fuel facilities in exchange for (i) $70.0 million, which was paid to Headwaters on January 4, 2006, and (ii) an annual royalty to Headwaters in 2005, 2006 and 2007. The first quarter 2005 litigation charge provides for amounts related to this settlement, including the $120.0 million of settlement costs, together with litigation, bonding and other costs of approximately $11.0 million. In connection with the Headwaters licensing agreement, Gallagher recorded $15.4 million and $14.6 million of royalty expense in 2006 and 2005, respectively, which was included in investment expenses, based on the IRC Section 29-related Syn/Coal production volume and an assumed 36% phase-out. At full production and no phase-out, the maximum annual royalty in 2007 would be equal to $20.0 million of AJGFS’ estimated annual pre-royalty, pretax earnings of $40.0 million from these two facilities. However, the royalties paid to Headwaters in 2007 will again be less than the maximum annual royalty discussed above if oil prices remain at levels in excess of the phase-out levels.

Equity Interest in Biomass Projects and Pipeline consists of a Biomass “parent” company and related partnerships which own the rights to Biogas from landfills and the wells, infrastructure and a pipeline to capture, distribute and sell Biogas.

Clean energy related ventures - This investment represents Gallagher’s ownership interest in a privately-owned, multi-pollutant reduction venture, Chem-Mod LLC (Chem-Mod), which possesses rights, information and technology for the reduction of unwanted emissions created during the combustion of coal. As reported by Chem-Mod in a press release dated February 8, 2006, Chem-Mod has developed and is the exclusive licensee of a new proprietary emissions technology it refers to as The Chem-Mod™ Solution, which uses a dual injection sorbent system to reduce mercury, sulfur dioxide and other toxic emissions at coal-fired power plants. Substantial testing of The Chem-Mod™ Solution has been completed both in a laboratory environment and at five full-scale commercial power plants, all yielding positive test results. Although Chem-Mod is in the early stages of commercializing the technology, the principal potential market for The Chem-Mod™ Solution is coal-fired power plants owned by utility companies. Chem-Mod has indicated publicly that it believes The Chem-Mod™ Solution is a more cost-effective technology for reducing emissions in a manner consistent with the EPA’s Clean Air Mercury Rules than other technologies currently in the marketplace. Gallagher, through a wholly-owned subsidiary, currently owns a 10% direct equity interest in Chem-Mod and has an option to acquire an additional 32% indirect equity interest in Chem-Mod. In addition, Gallagher, through another wholly-owned subsidiary, currently owns a 20% direct equity interest in Chem-Mod International LLC, the exclusive licensee of The Chem-Mod™ Solution on a global basis, excluding the U.S. and Canada (Gallagher’s interests in Chem-Mod and Chem-Mod International LLC are collectively referred to herein as Chem-Mod Interests). Gallagher first began providing funding to Chem-Mod in June 2004. Currently, Gallagher’s carrying value with respect to its Chem-Mod Interests is approximately $0.6 million. Gallagher also has additional funding commitments of approximately $0.8 million. Gallagher’s option to acquire the additional 32% indirect equity interest in Chem-Mod is exercisable at any time on or prior to December 31, 2007 at an exercise price of $11.0 million. Chem-Mod and its equityholders are currently evaluating a variety of strategies to maximize value for Chem-Mod’s equityholders, including a potential sale. However, there are a number of variables surrounding such strategies, particularly in light of the early stage of Chem-Mod’s commercialization efforts. While Gallagher currently believes that its Chem-Mod Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

On April 19, 2006, Gallagher funded $4.7 million related to another clean energy venture formed by the founders of Chem-Mod, C-Quest Technologies LLC (C-Quest). C-Quest possesses rights, information and technology for the reduction of carbon dioxide emissions created by burning fossil fuels. Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest and has an option to acquire an additional 22% direct interest in C-Quest. In addition, Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest Technologies International LLC (C-Quest International), and has an option to acquire an additional 22% direct interest in C-Quest International, which possesses rights to use information and technology of C-Quest on a global basis, excluding the U.S. and Canada (the equity interest and option rights in C-Quest and C-Quest International are collectively referred to herein as C-Quest Interests). Currently, Gallagher’s carrying value with respect to its C-Quest Interests is $0.1 million. Gallagher’s option to acquire the additional 22% direct interest in C-Quest and C-Quest International is exercisable at any time on or prior to April 18, 2010 at an exercise price of $5.5 million for each option ($11.0 million total). During 2006, Gallagher recognized a $2.2 million loss as a result of adjustments to the fair values of the option costs and a $2.4 million loss as a result of the write-offs of its ownership interests in C-Quest and C-Quest International. The options will be valued at fair value when a fair value can be established and the equity investment accounted for using equity method accounting.

Bermuda Insurance Investments - Prior to July 2005, Gallagher had an equity investment (less than 2% ownership) in Allied World Assurance Holdings, Ltd (AWAH), which is a Bermuda based insurance and reinsurance company founded in 2001. This investment was carried at cost. In second quarter 2005, Gallagher received a $5.8 million distribution from AWAH, of which $2.1 million was deemed a dividend and $3.7 million was deemed a return of capital. In third quarter 2005, Gallagher sold its remaining interest in this investment for cash. No gain or loss resulted from this sale.

Real Estate, Venture Capital and Other Investments - At December 31, 2006, Gallagher had investments in three real estate ventures with a net carrying value of $1.1 million in the aggregate, the largest of which was $0.5 million. Gallagher also had investments in five venture capital investments and funds that consisted of various debt and equity investments in development-stage companies and turn-arounds with an aggregate net carrying value of $7.3 million, the largest of which was $5.9 million. Three of the eight investments discussed above have been determined to be VIEs but are not required to be consolidated. These were originally invested in between 1997 and 2006. At December 31, 2006, total assets and total debt of these three investments were approximately $10.2 million and $26.0 million, respectively. Gallagher’s maximum exposure to a potential loss related to these investments was $0.3 million at December 31, 2006, which equaled the net aggregate carrying value of these investments.

Consolidated Investments - Gallagher has an ownership interest in excess of 50% in three investment enterprises, which are consolidated into Gallagher’s consolidated financial statements: an airplane leasing limited liability company and two Syn/Coal facilities.

Prior to January 25, 2007, Gallagher owned 90% of an airplane leasing company that leases two cargo airplanes to the French Postal Service. In fourth quarter 2005, the lease agreement for the two airplanes was extended for an additional five years to 2011. The extended agreement was cash flow neutral to Gallagher. In addition, during fourth quarter 2005, the loan agreement related to the two airplanes was extended for an additional five years to 2011. On December 22, 2006, Gallagher agreed to sell its 90% interest in the airplane leasing company and recognized a $2.7 million pretax loss in the Financial Services Segment. On January 25, 2007, the transaction closed and Gallagher received cash of $0.7 million and extinguished related debt of $27.9 million.

Gallagher purchased a 98% equity interest in a Syn/Coal production facility in 2004 that had previously been operated by Gallagher through a facility rental agreement. The purchase price was made with an $11.1 million seller financed note payable that is non-recourse to Gallagher. Principal and interest payments are currently being deferred in accordance with the acquisition agreement until the actual tax credits generated by the facility in 2006 can be computed in April 2007. The other IRC Section 29-related Syn/Coal investment represents Gallagher’s 99% equity interest in an IRC Section 29-related Syn/Coal facility. Both of these investments are held by Gallagher to generate IRC Section 29-related Syn/Coal Credits.

Prior to second quarter 2005, Gallagher had an 80% investment in a limited partnership that is developing an 11,000-acre community near Orlando, Florida (Florida Community Development). In second quarter 2005, Gallagher sold its ownership interests in the limited partnership that owns the Florida Community Development investment. Pursuant to the transaction, Gallagher received cash of $25.7 million and recorded a pretax gain on the sale of $12.6 million in second quarter 2005. Terms of the transaction required Gallagher to continue to post a $12.6 million letter of credit to guarantee $12.4 million of bonds issued by the Florida Community Development. On December 1, 2006, Gallagher was released from its remaining $12.6 million letter of credit related to the Florida Community Development. In Gallagher’s previously reported financial information, the Florida Community Development’s operating results were included in the Financial Services Segment. The Florida Community Development’s 2005 and 2004 operating results have been reclassified to discontinued operations in the accompanying consolidated statement of earnings. See Note 5 for a discussion on discontinued operations.

Gallagher has a 60% ownership interest in a real estate limited partnership that, prior to December 7, 2006, owned the land and building that Gallagher leases for its executive offices and several of its subsidiary operations, which was consolidated into Gallagher’s consolidated financial statement. On December 7, 2006, the real estate partnership sold Gallagher’s home office land and building. Pursuant to the sale transaction, the total purchase price paid by the buyer for the building was $83.8 million. In addition, the buyer also reimbursed the real estate partnership for a prepayment fee equal to $4.8 million incurred by the real estate partnership in connection with the prepayment of the mortgage on the building and other loan fees. The outstanding balance on the mortgage as of the sale date was $75.2 million. Based on its ownership in the real estate partnership, Gallagher received cash proceeds of $7.9 million related to the sale, which resulted in a pretax loss to Gallagher of $4.2 million that was recorded in fourth quarter 2006 in the Financial Services Segment. Terms of the transaction require Gallagher to post a one-year, $1.0 million letter of credit as collateral for Gallagher’s representations and warranties. In connection with the sale of Gallagher’s home office land and building, $84.1 million of net fixed assets and $75.2 million of investment related borrowings were removed from the consolidate balance sheet and such amounts were treated as non-cash items in the accompanying 2006 consolidated statement of cash flow.

The following is a summary of these consolidated investments and the related outstanding LOCs, financial guarantees and funding commitments (in millions):

			December 31, 2006
	December 31, 2006	December 31, 2005	LOCs & Financial Guarantees	Funding Commitments
Home office land and building:
Fixed assets	$-	$101.9	$-	$-
Accumulated depreciation	-	(18.3)	-	-
Non-recourse borrowings - current	-	(0.9)	-	-
Non-recourse borrowings - noncurrent	-	(72.2)	-	-
Recourse borrowings - noncurrent	-	(3.0)	-	-
Net other consolidated assets and liabilities	-	4.0	-	-

Net investment	-	11.5	-	-

Airplane leasing company:
Fixed assets	49.1	51.8	-	-
Accumulated depreciation	(21.3)	(17.7)	-	-
Non-recourse borrowings - current	(2.1)	(1.9)	-	-
Non-recourse borrowings - noncurrent	(25.9)	(28.0)	-	-
Net other consolidated assets and liabilities	0.2	(0.4)	-	-

Net investment	-	3.8	-	-

Syn/Coal partnerships:
Fixed assets	15.7	15.6	-	-
Accumulated depreciation	(11.0)	(7.3)	-	-
Non-recourse borrowings - current	(6.8)	(2.5)	-	-
Non-recourse borrowings - noncurrent	-	(4.4)	-	-
Net other consolidated assets and liabilities	2.1	(1.3)	-	-

Net investment	-	0.1	-	-

Total consolidated investments:
Fixed assets	64.8	169.3	-	-
Accumulated depreciation	(32.3)	(43.3)	-	-
Non-recourse borrowings - current	(8.9)	(5.3)	-	-
Non-recourse borrowings - noncurrent	(25.9)	(104.6)	-	-
Recourse borrowings - noncurrent	-	(3.0)	-	-
Net other consolidated assets and liabilities	2.3	2.3	-	-

Net investment	$-	$15.4	$-	$-

As presented in the above table, two of the three consolidated investments had borrowings related to their assets as of December 31, 2006. See Note 17 for a summary of future cash payments, excluding interest, related to the borrowings of Gallagher’s consolidated investments.

Impairment Reviews - Gallagher has a management investment committee that has met ten to twelve times per year (in the period from 2004 to 2006) to review its investments. For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes, and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding.

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

Significant components of investment income are as follows (in millions):

	Year Ended December 31,
	2006	2005	2004
Investment income - Brokerage and Risk Management	$34.2	$20.8	$15.1
AAC related investments:
Interest and dividends	1.2	1.4	1.5
Income (loss) from equity ownership	(2.1)	(4.1)	2.1
Gain on sale of portion of minority interest	-	-	0.3
Low income housing (LIH) investments:
Interest	0.2	0.1	0.3
Income (loss) from equity ownership	(1.9)	0.1	2.0
Loss on sale of LIH Developer	(3.0)	-	-
IRC Section 29-related Syn/Coal facilities:
Three unconsolidated facilities
Installment gains	31.7	54.5	42.8
Other income	0.5	1.0	0.9
Oil hedge loss	(6.2)	-	-
Two consolidated facilities
Operating revenue	49.3	42.8	31.9
Oil hedge loss	(2.3)	-	-
Other alternative energy investments:
Interest and other income	0.3	1.0	1.3
Installment gains	1.1	1.3	1.9
Loss from equity ownership	(2.7)	(1.5)	(1.5)
Other realized losses	(7.0)	(2.5)	-
Home office land and building:
Operating revenue	4.9	6.5	6.6
Loss on sale of home office land and building	(4.2)	-	-
Airplane leasing company:
Operating revenue	3.5	4.1	3.4
Loss on sale of airplane leasing company	(2.7)	-	-
Real estate, venture capital and other investments:
Interest, dividends and other income	1.1	1.7	0.1
Net realized gains on dispositions, recoveries and impairments	0.3	4.0	7.8
Dividend from Allied World Assurance Holdings, Ltd	-	2.1	-
Impact of FIN 46 from consolidated investments	-	-	69.9

Total investment income	$96.2	$133.3	$186.4

Investment income - Brokerage and Risk Management primarily represents interest income earned on Gallagher’s cash and cash equivalents, and one-time gains related to small books of business of $4.5 million, $1.5 million and $1.4 million in 2006, 2005 and 2004, respectively.

Investment income from AAC related investments primarily represents income associated with Gallagher’s debt, preferred and common stock investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. In 2006, Gallagher recognized a $2.2 million charge using equity method accounting for an AAC tax adjustment for the sales and impairments of three of its private investment management firms. In 2005, AAC recognized a charge related to the sales and impairment of its investments in three of its private investment management firms. Gallagher’s portion of the charge using equity method accounting was $3.1 million.

Investment income from LIH investments primarily represents income associated with Gallagher’s equity investment in a LIH Developer that was accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments. Gallagher sold its interests in the LIH Developer in fourth quarter 2006 and recognized a $3.0 million loss on the sale.

Investment income from IRC Section 29-related Syn/Coal facilities consists of two pieces: income from three unconsolidated facilities and income from two consolidated facilities. Income from the three unconsolidated facilities relates to the installment sale gains from the sales of Gallagher’s interests in limited partnerships that operate IRC Section 29-related Syn/Coal facilities that occurred in 2001, 2002 and 2004. Income from the two consolidated facilities relates to Gallagher’s 98% and 99% equity interests in two IRC Section 29-related Syn/Coal production facilities that are held by Gallagher to generate IRC Section 29-related Syn/Coal Credits. Gallagher acquired its interest in these two facilities in fourth quarter 2003 and second quarter 2004. In 2006, 2005 and 2004, income from the two consolidated Syn/Coal facilities was $49.3 million, $42.8 million and $31.9 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $78.1 million, $78.7 million and $61.2 million in 2006, 2005 and 2004, respectively.

Investment income from other alternative energy investments primarily relates to Gallagher’s equity interest in a company and related partnerships that own the rights to Biogas from landfills and the wells, infrastructure and a pipeline to capture, distribute and sell Biogas and investments in clean energy related entities. Interest and other income includes interest income earned on debt investments related to the Biogas partnerships. Other realized losses are a result of writing-off the equity option investments in the clean energy related investments in 2006 and 2005 and an impairment in 2006 on the company that has the rights to the Biogas capture, distribution and sale. During 2006, Gallagher recognized a $2.2 million loss as a result of fair market value adjustments for the option costs of C-Quest and C-Quest International, a $2.4 million loss as a result of the write-offs of its equity investments in C-Quest and C-Quest International and a $2.4 million loss related to the write-down of two Biomass partnerships. During 2005, Gallagher realized a $2.5 million loss as a result of a write-down of a substantial portion of its equity investment in Chem-Mod.

Investment income from the home office land and building relates to rental income recognized due to Gallagher’s 60% ownership interest in a limited partnership that owns the building that Gallagher leases for its executive offices and several of its subsidiary operations. Rental income of the home office building was $4.9 million, $6.5 million and $6.6 million in 2006, 2005 and 2004, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $4.9 million, $6.3 million and $6.6 million in 2006, 2005 and 2004, respectively. On December 7, 2006, the real estate partnership sold Gallagher’s home office land and building. Based on its ownership in the real estate partnership, Gallagher received cash proceeds of $7.9 million related to the sale, which resulted in a pretax loss to Gallagher of $4.2 million that was recorded in fourth quarter 2006 in the Financial Services Segment. Prior to December 7, 2006, this investment was consolidated into Gallagher’s consolidated financial statements.

Investment income from the airplane leasing company relates to rental income recognized due to Gallagher’s 90% ownership interest in an airplane leasing company that leases two cargo airplanes to the French Postal Service. In 2006, 2005 and 2004, rental income of the airplane leasing company was $3.5 million, $4.1 million and $3.4 million, respectively, and total expenses associated with this income, including interest and depreciation expenses, was $5.5 million, $5.5 million and $4.9 million, respectively. On December 22, 2006, Gallagher agreed to sell its 90% ownership interest in the cargo plane leasing enterprise and recognized a $2.7 million pretax loss. The sale transaction was completed on January 25, 2007.

Investment income from real estate, venture capital and other investments principally relates to interest and dividend income, Gallagher’s portion of the earnings (losses) of these entities accounted for using equity method accounting and net realized gains (losses). Such gains (losses) primarily include realized gains and losses related to impairments, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies.

During 2006, Gallagher realized a net gain of $0.2 million, none of the components of which was more than $0.1 million.

During 2005, Gallagher realized a net $4.0 million investment gain related to assets impaired in prior years, the main components of which were as follows: a $1.3 million gain on the sale of a Biogas project, a $1.2 million gain on a recovery from a Biogas project and a $0.6 million gain on the sale of a shopping center investment. The remaining $0.9 million net gain is from other transactions, none of which is greater than $0.5 million, related to the sales or recoveries of venture capital investments.

During 2004, Gallagher recognized a net $7.8 million investment gain related to assets impaired in first quarter 2003, the main components of which were as follows: a $2.0 million reversal of a loss contingency reserve, a $1.0 million recovery of previously accrued interest income, a $3.0 million recovery of unsecured notes receivable, a $0.5 million gain from a distribution on an investment previously impaired and a $0.7 million gain related to distributions received from a venture capital fund. The reversal of the loss contingency reserve was made as a result of the successfully completed funding transaction related to a Gallagher partially owned Biogas project. During 2005, Gallagher recognized a $2.1 million dividend from its investment in Allied World Assurance Holdings, Ltd.

Investment income from consolidated investments for 2004 was also impacted by the adoption of FIN 46. In 2003, Gallagher adopted FIN 46, which required Gallagher to consolidate a Syn/Coal partnership in which it had a 5% ownership interest at the time of consolidation. Prior to 2003, this partnership was not consolidated because it was not controlled by Gallagher through a majority voting interest. Gallagher recognized both investment income and expenses of $69.9 million in 2004 related to the consolidation of the Syn/Coal partnership. During 2004, Gallagher sold a 4% ownership interest in this investment, which eliminated the requirement to consolidate the investment under the FIN 46 rules. This investment is now accounted for using equity method accounting.

4.	Business Combinations

During 2006, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms and a premium finance company (ten asset purchases and one stock purchase) in exchange for its common stock and/or cash. These acquisitions have been accounted for as business combinations (in millions except share data):

Name and Effective Date of Acquisitions	Common Shares Issued		Common Share Value	Cash Paid	Accrued Liability	Escrow Deposited	Recorded Purchase Price	Earnout Payables
	(000s	)
Benefit Management Group, Inc. (BMG) - January 1, 2006	132		$3.6	$10.3	$-	$0.5	$14.4	$4.2
Sobieski & Bradley, Inc. - April 1, 2006	113		2.9	-	-	0.3	3.2	-
Y. S. Liedman & Associates (YSL) - May 1, 2006	128		3.3	1.6	-	0.1	5.0	2.7
Robert Keith & Associates, Inc. - June 1, 2006	9		0.1	1.3	-	0.1	1.5	0.9
Lemac & Associates, Inc. (LAI) - June 1, 2006	18		0.5	21.2	-	1.3	23.0	7.0
S.P. Tarantino Insurance Brokerage, Inc. (TIB) - July 1, 2006	55		0.9	5.6	-	0.5	7.0	3.6
Commonwealth Premium Finance Corporation - September 1, 2006	-		-	3.8	0.2	-	4.0	-
The Rains Group, Inc. (TRG) - September 20, 2006	428		10.2	1.9	-	1.4	13.5	-
Adams & Associates International, Ltd. - November 1, 2006	20		0.2	2.8	-	0.4	3.4	1.3
William H. Connolly & Co. (WHC) - November 1, 2006	567		14.7	-	-	1.6	16.3	-
Mid America Group, Inc. (MAG) - December 15, 2006	137		1.4	21.5	-	2.6	25.5	10.0

	1,607		$37.8	$70.0	$0.2	$8.8	$116.8	$29.7

Common shares exchanged in connection with acquisitions are valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits that are returned to Gallagher as a result of adjustments to net assets acquired are recorded as reductions to goodwill when the escrows are settled. The earnout payables that are disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired ntities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates because they are not fixed and determinable. Future payments made under these arrangements, if any are earned, will be paid in either cash or stock, typically at Gallagher’s election, and will generally be recorded as additional goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2006 related to acquisitions made by Gallagher in the period from 2003 to 2006 was $73.9 million.

During 2006, Gallagher issued 0.2 million shares of its common stock and paid $8.9 million in cash and accrued $7.0 million in current liabilities related to earnout obligations of fifteen acquisitions made prior to 2006 and recorded additional goodwill of $17.0 million. During 2005, Gallagher issued 0.4 million shares of its common stock and paid $1.8 million in cash and accrued $2.7 million in current liabilities related to earnout obligations of eight acquisitions made prior to 2005 and recorded additional goodwill of $15.3 million. During 2004, Gallagher paid $2.3 million in cash related to earnout obligations of three acquisitions made prior to 2004 and recorded additional goodwill and expiration lists of $1.8 million and $0.5 million, respectively.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in millions):

	BMG	YSL	LAI	TIB	TRG	WHC	MAG	Four Other Acquisitions	Total
Current assets	$0.2	$0.1	$19.1	$0.9	$0.1	$3.4	$0.2	$9.1	$33.1
Fixed assets	-	-	-	-	-	0.3	-	0.3	0.6
Goodwill	6.6	1.6	10.6	3.4	6.6	8.7	7.6	3.1	48.2
Expiration lists	7.1	3.0	11.0	3.6	6.5	6.7	17.2	3.5	58.6
Non-compete agreements	0.5	0.3	0.3	-	0.3	0.3	0.5	0.1	2.3

Total assets acquired	14.4	5.0	41.0	7.9	13.5	19.4	25.5	16.1	142.8
Current liabilities	-	-	18.0	0.9	-	3.1	-	4.0	26.0

Total liabilities assumed	-	-	18.0	0.9	-	3.1	-	4.0	26.0

Total net assets acquired	$14.4	$5.0	$23.0	$7.0	$13.5	$16.3	$25.5	$12.1	$116.8

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated within the Brokerage Segment to goodwill, expiration lists and non-compete agreements in the amounts of $48.2 million, $58.6 million and $2.3 million, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments.

Expiration lists and non-compete agreements related to these acquisitions are currently being amortized on a straight-line basis over a weighted average useful life of ten to fifteen years and five years, respectively. Goodwill is not amortized, but is subject to periodic reviews for impairment. Gallagher reviews intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. In 2006, Gallagher determined that an indicator of impairment existed related to the amortizable intangible assets of one of its 2003 Brokerage Segment acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.0 million of amortizable intangible assets in 2006. No such indicators were noted in 2005. In 2004, Gallagher determined that an indicator of impairment existed related to the amortizable intangible assets of one of its 2001 Brokerage Segment acquisitions. Based on the results of this impairment review, Gallagher wrote-off $1.8 million of amortizable intangible assets in 2004. Of the $58.6 million of expiration lists and $2.3 million of non-compete agreements related to the 2006 acquisitions, $14.0 million and $0.6 million, respectively, are not expected to be deductible for income tax purposes. Accordingly, Gallagher recorded a deferred tax liability of $5.7 million, and a corresponding amount of goodwill, in 2006 related to the nondeductible amortizable intangible assets. This amount has not been included in the above table.

Gallagher’s consolidated financial statements for the year ended December 31, 2006 include the operations of these companies from the date of their respective acquisition. The following is a summary of the unaudited pro forma historical results, as if these purchased entities had been acquired at January 1, 2005 (in millions, except per share data):

	Year Ended December 31,
	2006	2005
Total revenues	$1,568.3	$1,537.8
Earnings from continuing operations	131.1	31.1
Basic Earnings from continuing operations per share	1.34	0.33
Diluted Earnings from continuing operations per share	1.32	0.32

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2005, nor is it necessarily indicative of future operating results. Annualized revenues of entities acquired in 2006 totaled approximately $54.4 million.

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

Total revenues reclassified to discontinued operations for 2005 and 2004 were $11.0 million and $43.3 million, respectively.

6.	Fixed Assets

Major classes of fixed assets consist of the following (in millions):

	December 31,
	2006	2005
Furniture and equipment	$183.0	$162.7
Buildings and improvements	-	98.1
Land and improvements	-	3.8
Airplanes of consolidated leasing company	49.1	51.8
Leasehold improvements	37.1	31.8
Syn/Coal equipment	15.7	15.6

	284.9	363.8
Accumulated depreciation	(181.8)	(178.7)

Net fixed assets	$103.1	$185.1

7.	Intangible Assets

Major classes of amortizable intangible assets consist of the following (in millions):

	December 31,
	2006	2005
Expiration lists	$266.1	$203.8
Accumulated amortization - expiration lists	(60.0)	(41.2)

	206.1	162.6

Non-compete agreements	20.5	20.0
Accumulated amortization - non-compete agreements	(13.5)	(10.1)

	7.0	9.9

Net amortizable assets	$213.1	$172.5

Estimated aggregate amortization expense for each of the next five years is as follows:

2007	$26.8
2008	24.7
2009	22.8
2010	19.8
2011	18.9

Total	$113.0

The changes in the carrying amount of goodwill for 2006 are as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Balance as of January 1, 2006	$236.2	$9.5	$-	$245.7
Goodwill acquired during the year	70.9	-	-	70.9
Adjustments related to independent appraisals and other purchase accounting adjustments	-	-	-	-
Goodwill written-off related to sales of business units and impairment reviews during the year	-	-	-	-

Balance as of December 31, 2006	$307.1	$9.5	$-	$316.6

The carrying amount of goodwill as of December 31, 2006 allocated by domestic and foreign operations is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
United States	$276.0	$1.2	$-	$277.2
Foreign, principally United Kingdom, Australia and Bermuda	31.1	8.3	-	39.4

Total Goodwill - net	$307.1	$9.5	$-	$316.6

8.	Credit and Other Debt Agreements

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

The Credit Agreement provides that Gallagher may elect that each borrowing in U.S. dollars be either base rate loans or Eurocurrency loans, as defined in the Credit Agreement. All loans denominated in currencies other than U.S. dollars shall be Eurocurrency loans. Interest rates on base rate loans and outstanding drawings on LOCs in U.S. dollars under the Credit Agreement are based on the base rate, as defined in the Credit Agreement. Interest rates on Eurocurrency loans or outstanding drawings on LOCs in currencies other than U.S. dollars under the Credit Agreement are based on adjusted LIBOR, as defined in the Credit Agreement, plus a margin of .400%, .500%, .600% or .800%, depending on the financial leverage ratio maintained by Gallagher. Interest rates on swing loans are based, at the election of Gallagher, on either the base rate, as defined in the Credit Agreement, or such alternate rate as may be quoted by the lead lender. The annual facility fee related to the Credit Agreement is either .100%, .125%, .150% or .200% of the used and unused portions of the revolving credit commitment, depending on the financial leverage ratio maintained by Gallagher. In connection with entering into the Credit Agreement, Gallagher incurred approximately $1.4 million of debt acquisition costs that were capitalized and will be amortized on a pro rata basis over the term of the Credit Agreement.

The terms of the Credit Agreement include various covenants, including covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2006. The Credit Agreement also includes customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults. Gallagher’s obligations under the Credit Agreement are unconditionally guaranteed by several of its wholly-owned subsidiaries.

At December 31, 2006, $17.6 million of LOCs (for which Gallagher had $6.5 million of liabilities recorded as of December 31, 2006) were outstanding under the Credit Agreement. See Notes 3 and 17 to the consolidated financial statements for a discussion on the LOCs. There were no borrowings outstanding under the revolving credit commitment at December 31, 2006. Accordingly, as of December 31, 2006, $432.4 million remained available for potential borrowings, of which $107.4 million may be in the form of additional LOCs.

The following is a summary of Gallagher’s Credit Agreement and investment related debt (in millions):

	December 31,
	2006	2005
Corporate related borrowings:
Gallagher’s Credit Agreement:
Periodic payments of interest and principal, prime or LIBOR plus up to 0.80%, expires October 2010	$-	$-
Investment related borrowings:
Mortgage loan on Gallagher’s home office:
Monthly installments of principal and interest, fixed rate of 8.35%, 30 year amortization - loan was extinguished on December 7, 2006	-	76.1
Loan on airplanes leased to French Postal Service:
Monthly principal and interest payments, fixed rate of 5.38%, balloon payment 2011	28.0	29.9
Syn/Coal facility purchase note:
Quarterly variable principal and interest payments, fixed rate of 7.00%	6.8	6.9

	$34.8	$112.9

See Note 17 for additional discussion on commitments and contingencies.

9.	Capital Stock and Stockholders’ Rights Plan

Capital Stock—The table below summarizes certain information about Gallagher’s capital stock at December 31, 2006 and 2005 (in millions, except par value data):

Class	Par Value	Authorized Shares

Preferred stock	No par	1
Common stock	$1.00	400

Stockholders’ Rights Plan—Non-voting Rights, authorized by the Board of Directors and approved by stockholders in 1987, are outstanding on each share of Gallagher’s outstanding common stock. The Rights Plan was amended in 1996 to extend the expiration of the Rights to May 12, 2007, and was amended again on March 19, 2004 to increase the exercise price from $25.00 to $55.00. Under certain conditions, each Right may be exercised to purchase one share of common stock at the exercise price. The Rights become exercisable and transferable upon the earlier of (a) the tenth business day after a person or group (as defined) has acquired 20% or more of the common stock or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group has commenced or publicly announced an intention to commence a tender offer or exchange offer which would result in such person or group acquiring 20% or more of the common stock. If Gallagher is acquired in a merger or business combination, each Right exercised gives the holder the right to purchase $110.00 of market value of common stock of the surviving company for the $55.00 exercise price. The Rights may be redeemed by Gallagher at $.0125 per Right at any time prior to the earlier of (a) or (b) above.

10.	Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share (in millions, except per share data):

	Year Ended December 31,
	2006	2005	2004
Earnings from continuing operations	$128.5	$28.6	$189.5
Earnings (loss) from discontinued operations	—	2.2	(1.0)

Net earnings	$128.5	$30.8	$188.5

Weighted average number of common shares outstanding	97.1	94.1	91.5
Dilutive effect of stock options using the treasury stock method	1.3	2.0	3.0

Weighted average number of common and common equivalent shares outstanding	98.4	96.1	94.5

Basic net earnings (loss) per share:
Earnings from continuing operations	$1.32	$.30	$2.07
Earnings (loss) from discontinued operations	—	.03	(.01)

Net earnings	$1.32	$.33	$2.06

Diluted net earnings (loss) per share
Earnings from continuing operations	$1.31	$.30	$2.00
Earnings (loss) from discontinued operations	—	.02	(.01)

Net earnings	$1.31	$.32	$1.99

Options to purchase 8.9 million, 7.3 million and 1.9 million shares of common stock were outstanding at December 31, 2006, 2005 and 2004, respectively, but were not included in the computation of the dilutive effect of stock options for the year then ended. These options were excluded from the computation because the options’ exercise prices were greater than the average market price of the common shares during the respective period and, therefore, would be antidilutive to earnings per share under the treasury stock method.

11.	Stock Option Plans

Gallagher has four stock option-based employee compensation plans. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares of Gallagher common stock at the date of grant. All options granted under the plans must be approved by either the Compensation Committee of the Board of Directors (the Compensation Committee), which consists entirely of independent directors, within the meaning of the listing rules of the New York Stock Exchange or the Chief Executive Officer of Gallagher under a limited delegation of authority from the Compensation Committee.

Gallagher has incentive and nonqualified stock option plans for officers and key employees of Gallagher and its subsidiaries. Options granted under the incentive plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. Options granted under the nonqualified plan primarily become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or, in the case of options granted on or before June 30, 2006, retirement (if the retirement eligible age requirement is met). Options expire ten years from the date of grant, or earlier in the event of termination of the employee (if the retirement eligible age requirement is not met). Prior to June 30, 2006, nonqualified options granted by Gallagher typically contained provisions where the vesting of the stock options accelerates to 100% on the employee’s retirement date if the employee met the retirement eligible age requirement.

In addition, Gallagher has a non-employee directors’ stock option plan, which currently authorizes 1.9 million shares for grant, with Discretionary Options granted at the direction of the Compensation Committee and Retainer Options granted in lieu of the directors’ annual retainer. Discretionary Options are exercisable at such rates as shall be determined by the Compensation Committee on the date of grant. Retainer Options are cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. Options granted under the non-employee directors’ plan contain provisions where the vesting of the stock options accelerates to 100% on the termination of the director.

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

For purposes of the pro forma disclosures in Note 2 and for the expense recognition in 2006, 2005 and 2004, the estimated fair values of the stock option grants are amortized to expense over the options’ expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2006	2005	2004
Expected dividend yield	3.0%	3.0%	3.0%
Expected risk-free interest rate	4.9%	4.2%	4.2%
Volatility	25.8%	26.2%	26.7%
Expected life (in years)	6.5	6.9	6.8

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher’s employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during 2006, 2005 and 2004, as determined on the grant date using the Black-Scholes option valuation model, was $6.87, $6.69 and $7.35, respectively.

The following is a summary of Gallagher’s stock option activity and related information for 2006, 2005 and 2004 (in millions, except exercise price data):

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Year Ended December 31, 2006
Beginning balance	16.6	$23.82
Granted	0.4	27.52
Exercised	(1.3)	11.82
Forfeited or canceled	(0.5)	27.28

Ending balance	15.2	$24.81	6.07	$75.3

Exercisable at end of year	6.4	$23.30	5.00	$41.9

Ending vested and expected to vest	14.9	$24.77	6.05	$74.4

Year Ended December 31, 2005
Beginning balance	15.7	$22.00
Granted	3.1	27.37
Exercised	(1.6)	11.96
Forfeited or canceled	(0.6)	26.81

Ending balance	16.6	$23.82	6.63	$119.4

Exercisable at end of year	5.6	$20.67	4.90	$58.1

Ending vested and expected to vest	16.6	$23.82	6.63	$119.4

Year Ended December 31, 2004
Beginning balance	15.0	$18.59
Granted	3.2	29.89
Exercised	(2.2)	10.36
Forfeited or canceled	(0.3)	21.22

Ending balance	15.7	$22.00	6.59	$166.1

Exercisable at end of year	5.1	$17.47	4.69	$77.7

Ending vested and expected to vest	15.7	$22.00	6.59	$166.1

Options with respect to 4.5 million shares were available for grant at December 31, 2006.

The total intrinsic value of options exercised during 2006, 2005 and 2004 amounted to $19.3 million, $25.9 million and $42.7 million, respectively. As of December 31, 2006, there was approximately $51.1 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of approximately six years.

Other information regarding stock options outstanding and exercisable at December 31, 2006 is summarized as follows (in millions, except exercise price data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.11 - $ 18.97	2.5	2.65	$14.19	1.8	$13.93
22.70 - 24.90	3.9	5.94	23.95	1.6	23.88
24.99 - 27.11	2.5	5.59	26.44	1.3	26.36
27.12 - 27.35	2.6	8.40	27.25	0.4	27.23
27.36 - 29.42	2.5	7.58	29.28	0.6	29.23
29.45 - 36.94	1.2	6.59	32.19	0.7	32.43

$ 1.11 - $ 36.94	15.2	6.07	$24.81	6.4	$23.30

12.	Deferred Compensation

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

In first quarter 2006, 2005 and 2004, Gallagher contributed $4.3 million, $4.7 million and $4.6 million, respectively, to the plan through the issuance of 148,000, 157,000 and 142,000 restricted shares, respectively, of Gallagher’s common stock. The Gallagher common stock that is issued under the plan to the rabbi trust is valued at historical cost (fair market value at the date of grant) and the unearned deferred compensation obligation is recorded as a reduction of capital in excess of par value in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants do not have any impact on Gallagher’s consolidated financial statements. During 2006, 2005 and 2004, $2.6 million, $2.3 million and $1.7 million, respectively, was charged to compensation expense related to this plan. During 2006 and 2005, 30,000 and 68,000 shares of Gallagher’s common stock, respectively, were vested and distributed to employees related to this plan, with an aggregate fair value of $0.8 million and $1.9 million, respectively. No shares were vested or distributed to employees in 2004. Gallagher had $16.2 million (related to 780,000 shares) and $14.5 million (related to 660,000 shares) of unearned deferred compensation outstanding at December 31, 2006 and 2005, respectively.

13.	Restricted Stock Awards

Gallagher has adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, Gallagher is authorized to issue 4.0 million restricted shares of Gallagher common stock. The Compensation Committee is responsible for the administration of the plan. Each award granted under the plan represents a right of the holder of the award to receive restricted shares of Gallagher common stock, cash or a combination of restricted shares and cash, subject to the holder’s continued employment with Gallagher for a period of time after the date the award is granted. The Compensation Committee shall determine each recipient of an award under the plan, the number of restricted shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in an award agreement between Gallagher and the recipient of the award. As of December 31, 2006, 3.4 million restricted shares were available for grant under this plan.

In first quarter 2006, 2005 and 2004, Gallagher granted 104,000, 124,000 and 65,000 restricted shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $3.0 million, $3.7 million and $2.1 million, respectively, at the date of grant. In second quarter 2006, 2005 and 2004 Gallagher granted 68,000, 40,000 and 6,000 restricted shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $1.8 million, $1.1 million and $0.2 million, respectively, at the date of grant. In third quarter 2006, Gallagher granted 52,000 restricted shares of its common stock to employees related to incentive compensation plans with an aggregate fair value of $1.4 million at the date of grant. In fourth quarter 2006, 2005 and 2004, Gallagher granted 5,000, 36,000 and 49,000 restricted shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $0.1 million, $1.1 million and $1.3 million, respectively, at the date of grant.

The 2006, 2005 and 2004 restricted stock awards generally vest annually on a pro rata basis as follows (in actual shares):

	Shares Granted
Vesting Period	2006	2005	2004
One year	-	21,000	19,000
Two years	58,000	53,000	46,000
Three years	51,000	90,000	55,000
Four years	19,000	-	-
Five years	51,000	36,000	-
Ten years	50,000	-	-

Total shares granted	229,000	200,000	120,000

Gallagher accounts for restricted stock at historical cost which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of capital in excess of par value in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the shorter of the vesting period or the retirement eligible date of the participants. Prior to June 30, 2006, the restricted stock awards granted by Gallagher typically contained provisions where participants will continue to vest in the awards through the vest dates if they leave Gallagher and have met the retirement eligible age requirement. Thus, the recognition of stock compensation expense related to restricted stock awards will not follow the vesting schedules presented above. Future changes in the fair value of the Gallagher common stock that is owed to the participants do not have any impact on Gallagher’s consolidated financial statements. During 2006, 2005 and 2004, $6.0 million, $4.9 million and $8.3 million, respectively, was charged to compensation expense related to restricted stock awards granted between 2002 to 2006. During 2006, 2005 and 2004, 138,000, 308,000, and 251,000 shares of Gallagher’s common stock, respectively, were vested and distributed to employees related to this plan, with an aggregate fair value of $3.8 million, $8.9 million and $8.2 million, respectively. Gallagher had $5.5 million (related to 345,000 shares) and $5.3 million (related to 260,000 shares) of unearned restricted stock outstanding at December 31, 2006 and 2005, respectively.

14.	Employee Stock Purchase Plan

Gallagher has an employee stock purchase plan (ESPP) under which the sale of 4.0 million shares of Gallagher’s common stock has been authorized. Eligible employees may contribute up to 15% of their compensation toward the quarterly purchase of Gallagher’s common stock, the purchases of which are effective as of the end of each quarter. The employees’ purchase price is 85% of the lesser of the fair market value of the stock on the first business day or the last business day of the quarterly offering period. Employees may annually purchase shares having a fair market value of up to $25,000 (measured as of the first day of the quarterly offering period of each calendar year). Gallagher recognizes compensation expense related to the common stock issued under the ESPP. Currently, there are 2.8 million shares reserved for future issuance.

The 2006, 2005 and 2004 ESPP information is as follows (in millions, except per share and share data):

	1st	2nd	3rd	4th	Total
2006
Fair market value per share at date of purchase	$27.81	$25.34	$26.67	$29.55
Purchase price per share	$23.64	$21.54	$21.54	$22.64
Shares issued	130,000	105,000	83,000	73,000	391,000
Aggregate purchase price	$3.1	$2.3	$1.8	$1.6	$8.8
Stock compensation expense recognized	$0.5	$0.4	$0.5	$0.5	$1.9
2005
Fair market value per share at date of purchase	$28.80	$27.13	$28.81	$30.88
Purchase price per share	$24.48	$23.06	$23.13	$24.62
Shares issued	121,000	94,000	81,000	70,000	366,000
Aggregate purchase price	$2.9	$2.2	$1.9	$1.7	$8.7
Stock compensation expense recognized	$0.5	$0.4	$0.5	$0.4	$1.8
2004
Fair market value per share at date of purchase	$32.57	$30.45	$33.13	$32.50
Purchase price per share	$27.16	$25.88	$25.85	$27.63
Shares issued	100,000	81,000	69,000	59,000	309,000
Aggregate purchase price	$2.7	$2.1	$1.8	$1.6	$8.2
Stock compensation expense recognized	$0.5	$0.3	$0.3	$0.3	$1.4

15.	Retirement Plans

Gallagher has a noncontributory defined benefit pension plan that prior to July 1, 2005 covered substantially all domestic employees who had attained a specified age and one year of employment. Benefits under the plan were based on years of service and salary history. Gallagher accounts for the defined benefit pension plan in accordance with Statement of Financial Accounting Standards No. 87 (SFAS 87), “Employers’ Accounting for Pensions.” In 2005, Gallagher amended its defined benefit pension plan to freeze the accrual of future benefits for all domestic employees, effective on July 1, 2005, which resulted in Gallagher recognizing a curtailment gain of $10.0 million. In the table below, the service cost component in 2006 represents plan administration costs that are incurred directly by the plan.

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2006	2005
Change in pension benefit obligation:
Benefit obligation at beginning of year	$181.7	$195.7
Service cost	0.2	10.7
Interest cost	9.8	10.8
Net actuarial (gain) loss	(10.1)	15.9
Benefits paid	(4.0)	(3.2)
Curtailment	—	(48.2)

Benefit obligation at end of year	$177.6	$181.7

Change in plan assets:
Fair value of plan assets at beginning of year	$169.3	$137.0
Actual return on plan assets	22.2	11.0
Contributions by Gallagher	—	24.5
Benefits paid	(4.0)	(3.2)

Fair value of plan assets at end of year	$187.5	$169.3

Funded status of the plan (underfunded)	$9.9	$(12.4)
Unrecognized net actuarial (gain) loss	(8.3)	10.2

Net amount recognized	$1.6	$(2.2)

Amounts recognized in the consolidated balance sheet consist of:
Prepaid (accrued) benefit cost (earnings)	$9.9	$(12.4)
Accumulated other comprehensive (earnings) loss	(8.3)	10.2

Net amount recognized	$1.6	$(2.2)

The components of the net periodic pension benefit cost for the plan consists of the following (in millions):

	Year Ended December 31,
	2006	2005	2004
Service cost—benefits earned during the year	$0.2	$10.7	$17.2
Interest cost on benefit obligation	9.8	10.8	10.0
Expected return on plan assets	(13.8)	(12.1)	(10.2)
Amortization of prior service cost	—	0.2	0.3
Amortization of net actuarial loss	—	0.6	—
Amortization of transition obligation	—	—	0.1

Net periodic benefit (earnings) cost	(3.8)	10.2	17.4
Curtailment gain	—	(10.0)	—

Total benefit (earnings) cost	$(3.8)	$0.2	$17.4

The following is information required to be separately disclosed for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31,
	2006	2005
Projected benefit obligation	$177.6	$181.7
Accumulated benefit obligation	177.6	181.7
Fair value of plan assets	187.5	169.3

The following weighted average assumptions were used at December 31 in determining the plan’s pension benefit obligation:

	December 31,
	2006	2005
Discount rate	5.75%	5.75%
Weighted average expected long-term rate of return on plan assets	8.25%	8.25%

The following weighted average assumptions were used at January 1 in determining the plan’s net periodic pension benefit cost:

	Year Ended December 31,
	2006	2005
Discount rate	5.75%	6.00%
Weighted average rate of increase in future compensation levels	-	6.10%
Weighted average expected long-term rate of return on plan assets	8.25%	8.25%

The following is a summary of the plan’s weighted average asset allocations at December 31 by asset category:

	December 31,
Asset Category	2006	2005
Equity securities	62.0%	56.0%
Debt securities	29.0%	35.0%
Real estate	9.0%	9.0%

Total	100.0%	100.0%

The following benefit payments are expected to be paid by the plan (in millions):

2007	$4.1
2008	4.8
2009	5.4
2010	6.0
2011	6.8
Years 2012 to 2016	46.0

Plan assets are invested in various pooled separate accounts under a group annuity contract managed by a life insurance carrier. The plan’s investment policy provides that investments shall be allocated in a manner designed to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with risk and to comply with the Employee Retirement Security Act of 1974 (ERISA) by investing the funds in a manner consistent with ERISA’s fiduciary standards. The weighted average expected long-term rate of return on plan assets assumption of 8.25% was determined based on a review of the asset allocation strategy of the plan using expected ten-year return assumptions for all of the asset classes in which the plan was invested at December 31, 2006. The ten-year return assumptions used in the valuation were based on data provided by the plan’s external investment advisors.

In 2007, Gallagher does not anticipate making any contributions to the pension plan. This expected level of funding is based on the plan being frozen and over funded at December 31, 2006. In addition, Gallagher expects there will be no minimum contribution required under the IRC.

Gallagher also has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher’s matching contributions (up to a maximum of 5.0% of eligible compensation in 2006; up to a maximum of 2.5% of eligible compensation in 2005 and 2004) are at the discretion of Gallagher’s Board of Directors and may not exceed the maximum amount deductible for federal income tax purposes. Gallagher contributed $20.8 million, $9.5 million and $8.7 million in 2006, 2005 and 2004, respectively. Gallagher also has a nonqualified deferred compensation plan for certain employees who, due to IRS rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement or a future date. Gallagher’s matching contributions to this plan are also at the discretion of Gallagher’s Board of Directors. Gallagher contributed $1.4 million, $0.9 million and $0.6 million to the plan in 2006, 2005 and 2004, respectively. The fair value of the plan’s assets at December 31, 2006 and 2005 including employee contributions and investment earnings thereon, was $59.3 million and $50.7 million, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheet.

Gallagher also has several foreign benefit plans, the largest of which is a defined contribution plan that provides for contributions by Gallagher of 5% of eligible compensation. In addition, the plan allows for voluntary contributions by UK employees, which are matched 100% by Gallagher, up to a maximum of an additional 5% of eligible compensation. Net expense for foreign retirement plans amounted to $6.8 million, $6.3 million and $5.3 million in 2006, 2005 and 2004, respectively.

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

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2006	2005
Change in postretirement benefit obligation:
Benefit obligation at beginning of year	$8.0	$7.6
Service cost	-	-
Interest cost	0.4	0.4
Net actuarial loss	(0.1)	0.4
Benefits paid	(0.2)	(0.4)

Benefit obligation at end of year	$8.1	$8.0

Change in plan assets:
Fair value of plan assets at beginning of year	$-	$-
Actual return on plan assets	-	-
Contributions by Gallagher	0.2	0.4
Benefits paid	(0.2)	(0.4)

Fair value of plan assets at end of year	$-	$-

Funded status of the plan (underfunded)	$(8.1)	$(8.0)
Unrecognized net actuarial gain	(3.2)	(3.3)
Unrecognized transition obligation	3.1	3.6

Net amount recognized	$(8.2)	$(7.7)

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit liability	$(8.1)	$(7.7)
Accumulated other comprehensive earnings	(0.1)	-

Net amount recognized	$(8.2)	$(7.7)

The components of the net periodic postretirement benefit cost include the following (in millions):

	Year Ended December 31,
	2006	2005	2004
Service cost - benefits earned during the year	$-	$-	$-
Interest cost on benefit obligation	0.4	0.4	0.5
Amortization of transition obligation	0.5	0.5	0.5
Amortization of net actuarial gain	(0.2)	(0.3)	(0.3)

Net periodic benefit cost	$0.7	$0.6	$0.7

The discount rate used to measure the postretirement benefit obligation was 5.25% at December 31, 2006 and 2005. The discount rate used to measure the net periodic postretirement benefit cost at January 1 was 5.25% for 2006 and 6.00% for 2005. The transition obligation is being amortized at a rate of $0.5 million per year over a twenty-year period ending on December 31, 2012.

The following assumed healthcare cost trend rates were used at December 31 in determining the plan’s postretirement benefit obligation:

	December 31,
	2006	2005
Healthcare cost trend rate assumed for next year	9.00%	10.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2011	2011

The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one percentage point change in the assumed healthcare cost trend rate would have the following effects (in millions):

	One Percentage Point
	Increase	Decrease
Effect on the net periodic postretirement benefit cost in 2006	$0.1	$(0.1)
Effect on the postretirement benefit obligation at December 31, 2006	0.8	(0.7)

The following represents expected future benefit payments to be paid by the plan and contributions to be made by Gallagher, (in millions):

	Prior to Reflecting Medicare Part D	After Reflecting Medicare Part D
2007	$0.6	$0.5
2008	0.6	0.5
2009	0.6	0.6
2010	0.7	0.6
2011	0.7	0.6
Years 2012 to 2016	3.4	3.1

17.	Commitments, Contingencies, Financial Guarantees and Off-Balance Sheet Arrangements

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments. See Notes 3 and 8 for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to the Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2006 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	2007	2008	2009	2010	2011	Thereafter	Total
Credit Agreement	$-	$-	$-	$-	$-	$-	$-
Investment related borrowings:
Airplane leasing company debt	2.1	2.2	2.3	2.5	18.9	-	28.0
Syn/Coal facility purchase note	6.8	-	-	-	-	-	6.8

Total debt obligations	8.9	2.2	2.3	2.5	18.9	-	34.8
Operating lease obligations	58.6	51.6	43.3	37.7	30.3	63.1	284.6
Net Syn/Coal purchase commitments	3.1	-	-	-	-	-	3.1
Outstanding purchase obligations	3.3	-	-	-	-	-	3.3

Total contractual obligations	$73.9	$53.8	$45.6	$40.2	$49.2	$63.1	$325.8

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Credit Agreement - Gallagher has a $450.0 million Credit Agreement it uses to post LOCs and that it can use from time-to-time to borrow funds to supplement operating cash flows. At December 31, 2006, $17.6 million of LOCs (of which Gallagher has $6.5 million of liabilities recorded as of December 31, 2006) were outstanding under the Credit Agreement, some of which related to Gallagher’s investments as discussed in Note 3. There were no borrowings outstanding under the Credit Agreement at December 31, 2006. Accordingly, as of December 31, 2006, $432.4 million remained available for potential borrowings, of which $107.4 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 8 for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3, at December 31, 2006, the accompanying balance sheet includes $34.8 million of borrowings related to Gallagher’s investment related enterprises, none of which is recourse to Gallagher. These borrowings are partially secured by the underlying assets of the investment enterprises and support their operations.

Operating Lease Obligations - Gallagher’s executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois, where Gallagher leases approximately 308,000 square feet of space, or approximately 60% of the building. The lease commitment on this property expires February 28, 2018. Gallagher has a 60% ownership interest in a real estate limited partnership that, prior to December 7, 2006, owned the Two Pierce Place property. On December 7, 2006, the real estate partnership sold Gallagher’s home office land and building. Based on its ownership in the real estate partnership, Gallagher received cash proceeds of $7.9 million related to the sale, which resulted in a pretax loss to Gallagher of $4.2 million that was recorded in fourth quarter 2006 in the Financial Services Segment. Terms of the transaction require Gallagher to post a one-year, $1.0 million letter of credit as collateral for Gallagher’s representations and warranties. Prior to December 7, 2006, this investment was consolidated into Gallagher’s consolidated financial statements.

Gallagher generally operates in leased premises at its other locations. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses which are generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $66.3 million in 2006, $62.4 million in 2005 and $57.9 million in 2004.

Gallagher has leased certain office space to several non-Gallagher tenants under operating sublease arrangements. In the normal course of business, Gallagher expects that the leases will not be renewed or replaced. The following is a summary of the minimum future rentals to be received from non-Gallagher tenants on noncancelable operating leases related to these sublease arrangements of this office space as of December 31, 2006 (in millions):

Year	Amount
2007	$1.8
2008	1.6
2009	1.4
2010	1.6
2011	1.6
Thereafter	1.7

Total	$9.7

Charges for real estate taxes and common area maintenance are adjusted annually based on actual expenses, and the related revenues are recognized in the year in which the expenses are incurred. These amounts are not included in the minimum future rentals to be received in the contractual obligations table above.

Net IRC Section 29-related Syn/Coal Purchase Commitments - Gallagher has interests in two Syn/Coal facilities that it consolidates. See Note 3 for additional disclosures regarding these partnerships. The facilities have entered into raw coal purchase and IRC Section 29-related Syn/Coal sales agreements. These agreements terminate immediately in the event the IRC Section 29-related Syn/Coal produced ceases to qualify for credits under IRC Section 29 or upon termination of either the purchase or sales agreements. The net annual IRC Section 29-related Syn/Coal purchase commitments represent the minimum raw coal purchases at estimated costs less sales of IRC Section 29-related Syn/Coal at estimated prices.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the contractual obligations table above represents the aggregate amount of unrecorded purchase obligations that Gallagher had outstanding as of December 31, 2006. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding letters of credit, financial guarantees and funding commitments as of December 31, 2006 were as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts Committed
Off-Balance Sheet Commitments	2007	2008	2009	2010	2011	Thereafter
Investment related:
Letters of credit	$1.0	$-	$-	$-	$-	$16.6	$17.6
Funding commitments	0.8	0.4	0.6	-	-	-	1.8

Total commitments	$1.8	$0.4	$0.6	$-	$-	$16.6	$19.4

At December 31, 2006, Gallagher had no off-balance sheet commitments related to its Risk Management operations. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Note 3 for a discussion of Gallagher’s outstanding LOCs, financial guarantees and funding commitments related to its Financial Services Segment and the Off-Balance Sheet Debt section below for a discussion of other LOCs. All but one of the LOCs represent multiple year commitments and have annual, automatic renewing provisions and are classified by the latest commitment date.

Since January 1, 2002, Gallagher has acquired sixty-four companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2006 acquisitions are disclosed in Note 4. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as additional goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding as of December 31, 2006 was $73.9 million related to acquisitions made by Gallagher in the period from 2003 to 2006.

Off-Balance Sheet Debt—Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, as appropriate, depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees were not consolidated in Gallagher’s consolidated balance sheet at December 31, 2006 and 2005. The December 31, 2006 and 2005 balance sheets of several of these unconsolidated investments contain outstanding debt, which are also not required to be included in Gallagher’s consolidated balance sheet.

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

In addition to obligations and commitments related to Gallagher’s investing activities discussed above, at December 31, 2006, Gallagher had posted an LOC of $6.5 million related to Gallagher’s self-insurance deductibles, for which it had a recorded liability of $6.5 million. Gallagher has an equity investment in a rent-a-captive facility, formed in 1997, which Gallagher uses as a placement facility for certain of its insurance brokerage operations. At December 31, 2006, Gallagher had posted $5.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Gallagher’s commitments associated with outstanding letters of credit (LOCs), financial guarantees and funding commitments at December 31, 2006 were as follows (all dollar amounts in table are in millions):

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure	Liability Recorded
Tax advantaged investments
“Reclamation” collateral (LOC) for land owned by Gallagher - expires after 2011	(1)	None	$4.4	$-
Trigger - Activities cease and Gallagher does not proceed with the reclamation process
Funding commitment to a multi-pollutant reduction venture - expires 2007	None	None	0.8	-
Trigger - Agreed conditions met

Real estate, venture capital and other
Funding commitments to three funds - expires 2009	None	None	1.0	-
Trigger - Agreed conditions met

Investments accounted for on a consolidated basis
Credit support (LOC) for Gallagher’s corporate headquarters building sale - expires 2007	None	None	1.0	-
Trigger - Representation and warranty breach prompts a claim

Other
Credit support (LOC) for deductibles due by Gallagher on its own insurance coverages - expires after 2011	None	None	6.5	6.5
Trigger - Gallagher does not reimburse the insurance company for deductibles the insurance company advances on behalf of Gallagher
Credit enhancement (LOC) for Gallagher’s Bermuda captive insurance operation to meet minimum statutory capital requirements - expires after 2011	(2)	Reimbursement of LOC fees	3.7	-
Trigger - Dissolution or catastrophic financial results of the operation
Credit support (LOC) for clients’ claim funds held by Gallagher’s Bermuda captive insurance operation in a fiduciary capacity - expires after 2011	None	Reimbursement of LOC fees	2.0	-
Trigger - Investments fall below prescribed levels

			$19.4	$6.5

(1)	Specific parcels of land.
(2)	The majority owners of the operation pledge their percentage ownership portion of any draw.

See Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Gallagher’s 2006 Annual Report for an analysis of the Off-Balance Sheet Commitments. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

As more fully described in Notes 3 and 8, at December 31, 2006, Gallagher had LOCs, financial guarantees and funding commitments related to its investments.

Litigation - Gallagher is engaged in various legal actions related to claims, lawsuits and proceedings incident to the nature of its business. Private parties have filed civil litigations against Gallagher under a variety of legal theories relating to, among other things, broker compensation practices. Gallagher believes it has meritorious defenses in all of its open cases and intends to defend itself vigorously. However, neither the outcomes of these cases nor their effect upon Gallagher’s business, financial condition or results of operations can be predicted at this time.

On October 19, 2004, Gallagher was joined as a defendant in a purported class action, originally filed in August 2004, in the U.S. District Court for the Southern District of New York by OptiCare Health Systems Inc. against various large insurance brokerage firms and commercial insurers (OptiCare Health Systems Inc. v. Marsh & McLennan Companies, Inc., et al., Case No. 04 CV 06954 (DC)). The amended complaint alleges that the defendants used the contingent commission structure of placement service agreements in a conspiracy to deprive policyholders of “independent and unbiased brokerage services, as well as free and open competition in the market for insurance.” Since fourth quarter 2004, nine other similar purported class actions have been filed alleging claims similar to those alleged by the plaintiff in the OptiCare litigation and such cases have been included in a Multi-District Litigation (MDL) proceeding before the U.S. District Court for the District of New Jersey. On October 3, 2006, the Court administering the MDL issued an opinion denying a defense motion to dismiss the Sherman Act claim on McCarran Ferguson antitrust immunity grounds. The Court reserved ruling on the motion to dismiss the RICO allegations and ordered class plaintiffs to file by October 25, 2006, supplemental statements with the Court specifying with particularity the terms of the conspiracy and fraudulent activity alleged by the plaintiffs as well as the basis for the Sherman Act claim. Plaintiffs have filed a motion for class certification and defendants have filed motions to dismiss.

On December 29, 2006 Gallagher reached an agreement to resolve all claims in the MDL and the previously reported Orland Hills case. Gallagher admitted no wrongdoing, but chose to conclude its involvement, rather than prolong what could have been a costly and burdensome lawsuit. Gallagher established a provision for this matter in 2005, and as a result, substantially all of the costs associated with the MDL settlement have been reserved for in its previously reported consolidated balance sheet.

The MDL settlement, which is subject to court approval, provides for Gallagher to distribute $28.0 million to current and former clients and others that used a broker to purchase retail insurance from 1994 to 2005. Gallagher will also pay $8.9 million in plaintiff’s attorney fees. In the event the MDL settlement is not approved by the court, Gallagher may incur significant additional legal costs and face potential liability in connection with the MDL.

Gallagher’s former Chief Financial Officer (Former CFO) filed a lawsuit against Gallagher in the Chancery Division of the Circuit Court of Cook County, Illinois on May 23, 2006, alleging Gallagher’s breach and/or anticipatory breach of the Former CFO’s employment agreement and bonus deferral agreement due to Gallagher’s purported refusal to pay the Former CFO certain salary, bonus and other amounts. Gallagher denies the Former CFO’s claims. Gallagher’s answer or other responsive pleading to the Complaint is due on February 15, 2007.

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

On May 18, 2005, Gallagher’s brokerage related subsidiaries and affiliates entered into an Assurance of Voluntary Compliance (the AVC) with the Attorney General of the State of Illinois and the Director of Insurance of the State of Illinois (collectively, the IL State Agencies) to resolve all of the issues related to investigations conducted by the IL State Agencies. A copy of the AVC was previously disclosed as an exhibit to Gallagher’s Current Report on Form 8-K dated May 18, 2005.

As has been described in detail in Gallagher’s previous financial filings, the AVC required Gallagher to pay $26.9 million into a fund (the Fund) to be distributed to certain eligible policyholder clients. These payments are in full satisfaction of Gallagher’s obligations under the AVC and the IL State Agencies have agreed not to impose any other financial obligation or liability on Gallagher in connection with their investigations. No portion of the payments by Gallagher is considered a fine or penalty. As of December 31, 2006, $8.6 million remained in the Fund, which is available to satisfy existing and future AVC related claims and other potential settlement obligations as allowed by the AVC.

The AVC sets forth the procedures under which Gallagher mailed notices to its eligible policyholder clients and distributes the Fund to eligible policyholders electing to participate in payments from the Fund (Participating Policyholders). In order to obtain a payment from the Fund, Participating Policyholders must tender a release of claims against Gallagher arising from acts, omissions, transactions or conduct that are the subject of the investigations by the IL State Agencies.

On or before December 31, 2005, Gallagher undertook certain changes to business practices, including agreeing not to accept any contingent compensation from an insurer in connection with any retail insurance policy covering U.S. clients or risks other than as provided in the AVC. In addition, the AVC provides that Gallagher shall not take or receive any material ($500 or more) compensation or consideration from an insurer other than as provided in the AVC. As allowed under the AVC,

Gallagher may accept contingent compensation from non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired by Gallagher for up to three years from the date of each such acquisition.

In 2005, Gallagher recorded a pretax charge of $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices discussed above. In first quarter 2005, Gallagher incurred $35.0 million of the charge, which was primarily related to costs associated with the AVC and other investigations and inquiries from other governmental authorities related to contingent commissions and various other historical business practices. In fourth quarter 2005, Gallagher incurred the remainder of the charge, or $38.6 million, which was primarily related to costs associated with investigations and inquiries from governmental authorities related to contingent commissions and various other historical business practices, and pending civil litigation. Gallagher continues to be the subject of a number of state investigations concerning various historical business practices in the insurance industry. In fourth quarter 2006, Gallagher recorded a pretax charge of $9.0 million to increase its reserve for the costs to be incurred to administratively conclude the MDL settlement and to resolve other regulatory matters and investigations. The amount accrued as of December 31, 2006 represents Gallagher’s best estimate of the amount required to resolve the state investigations, which includes all of the costs related to the funding and administration of the MDL, plus an accrual for legal costs incurred or to be incurred to resolve these matters.

Gallagher Bassett Services, Inc. (GB), a third party administrator and a wholly-owned subsidiary of Gallagher, has received subpoenas from the Offices of the Attorney General of the State of New York, Connecticut and Illinois. The subpoenas request information in connection with separate investigations being conducted by each state and none of the subpoenas relate to Gallagher’s brokerage operations. Gallagher is fully cooperating with these investigations.

Contingent Liabilities - Gallagher purchases insurance to provide protection from errors and omissions (E&O) claims that may arise during the ordinary course of business. However, insuring 100% of potential claims is not cost effective. Effective June 1, 2005, Gallagher began to retain the first $5.0 million of each and every E&O claim. Prior to June 1, 2005, Gallagher retained the first $2.5 million of each and every E&O claim. Gallagher’s E&O insurance provides aggregate coverage for E&O losses up to $165.0 million in excess of Gallagher’s retained amounts. Gallagher has historically maintained self-insurance reserves for the portion of its E&O exposure that is not insured. Gallagher periodically determines a range of possible reserve levels using actuarial techniques that rely heavily on projecting historical claim data into the future. Gallagher’s E&O reserve in the December 31, 2006 consolidated balance sheet is above the lower end of the most recently determined actuarial range by $3.0 million and below the upper end of the actuarial range by $6.0 million. There can be no assurances that the historical claim data used to project the current reserve levels will be indicative of future claim activity. Thus, the actuarial ranges and E&O reserve level could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

18.	Income Taxes

Gallagher and its principal domestic subsidiaries are included in a consolidated Federal income tax return. Gallagher’s international subsidiaries file various income tax returns in their jurisdictions. Significant components of earnings from continuing operations before income taxes and the provision (benefit) for income taxes are as follows (in millions):

	Year Ended December 31,
	2006	2005	2004
Earnings (loss) from continuing operations before income taxes:
Domestic	$134.4	$5.0	$221.3
Foreign, principally United Kingdom, Australia and Bermuda	18.7	(7.8)	16.0

	$153.1	$(2.8)	$237.3

Provision (benefit) for income taxes - continuing operations:
Federal:
Current	$37.6	$41.9	$64.8
Deferred	(31.4)	(74.7)	(40.5)

	6.2	(32.8)	24.3

State and local:
Current	9.3	11.3	23.7
Deferred	1.4	(9.9)	(5.4)

	10.7	1.4	18.3

Foreign:
Current	2.9	4.7	4.5
Deferred	4.8	(4.7)	0.7

	7.7	-	5.2

Total provision (benefit) for income taxes - continuing operations	$24.6	$(31.4)	$47.8

A reconciliation of the provision (benefit) for income taxes from continuing operations with the U.S. Federal income tax rate is as follows (in millions):

	Year Ended December 31,
	2006		2005		2004
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal statutory rate	$53.6	35.0	$(1.0)	35.0	$83.0	35.0
State income taxes - net of Federal benefit	6.9	4.5	0.9	NMF	12.1	5.1
Foreign taxes	1.1	0.8	2.9	NMF	(0.4)	(0.2)
Low income housing and alternative energy tax credits	(45.4)	(29.7)	(40.0)	NMF	(54.8)	(23.1)
Amortization expense of low income housing, net of tax benefit	0.3	0.2	0.3	NMF	1.1	0.5
Foreign dividends and other permanent differences	0.9	0.6	3.8	NMF	6.3	2.7
Stock compensation	0.7	0.5	0.6	NMF	0.5	0.2
Impact of pending sale of the airplane leasing company	4.3	2.8	-	NMF	-	-
Net change in uncertain tax positions	2.2	1.4	1.9	NMF	-	-
Foreign tax credit	-	-	(1.9)	NMF	-	-
IRC Section 965 dividend	-	-	1.1	NMF	-	-

Provision (benefit) for income taxes - continuing operations	$24.6	16.1	$(31.4)	35.0	$47.8	20.2

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher’s deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2006	2005
Deferred tax assets:
Alternative minimum tax (AMT) and other credit carryforwards	$156.6	$119.1
Accrued and unfunded compensation and employee benefits	39.1	62.9
Compensation expense related to stock options	10.5	-
Litigation and contingent commission related matters	59.5	60.9
Investment-related partnerships	37.1	46.7
Accrued liabilities	32.4	23.6
Minimum liability of pension plan	-	4.0
Other	10.8	4.1

Total deferred tax assets	346.0	321.3
Valuation allowance for deferred tax assets	-	-

Deferred tax assets	346.0	321.3

Deferred tax liabilities:
Nondeductible amortizable intangible assets	23.1	23.5
Prepaid pension cost	3.4	-
Accrued liabilities	3.1	0.3
Investment-related partnerships	4.1	13.3

Total deferred tax liabilities	33.7	37.1

Net deferred tax assets	$312.3	$284.2

At December 31, 2006 and 2005, $59.2 million and $85.2 million, respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheet. At December 31, 2006 and 2005, $33.7 million and $37.1 million, respectively, of deferred tax liabilities have been included in other current and noncurrent liabilities in the accompanying consolidated balance sheet. AMT credits and other credits have an indefinite and twenty year life, respectively. Gallagher expects to fully utilize the amounts carried forward.

Gallagher does not provide for U.S. Federal income taxes on the undistributed earnings ($39.5 million at December 31, 2006) of foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings was $9.0 million at December 31, 2006.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act provided for a special one-time opportunity for Gallagher to repatriate foreign earnings at a maximum rate of 5.25%. In 2005, Gallagher repatriated $29.5 million from its foreign subsidiaries. Accordingly, in 2005, Gallagher recorded income tax expense of $1.1 million related to the repatriation under the Act.

19.	Quarterly Operating Results (unaudited)

Quarterly operating results for 2006 and 2005 were as follows (in millions, except per share data):

	1st	2nd	3rd	4th
2006
Total revenues	$327.5	$370.6	$421.2	$414.7
Retail contingent commission related matters	-	-	-	9.0
Other expenses	298.5	322.9	360.4	390.1

Total expenses	298.5	322.9	360.4	399.1

Earnings from continuing operations before income taxes	29.0	47.7	60.8	15.6
Earnings from continuing operations	17.1	36.6	50.2	24.6
Net earnings	17.1	36.6	50.2	24.6

Basic net earnings per share:
Earnings from continuing operations	$.18	$.38	$.52	$.25
Net earnings	$.18	$.38	$.52	$.25
Diluted net earnings per share:
Earnings from continuing operations	$.17	$.37	$.51	$.25
Net earnings	$.17	$.37	$.51	$.25
2005
Total revenues	$346.8	$371.1	$389.9	$376.1

Litigation related matters	131.0	-	-	-
Retail contingent commission related matters	35.0	-	-	38.6
Other expenses	305.5	313.7	324.3	338.6

Total expenses	471.5	313.7	324.3	377.2

Earnings (loss) from continuing operations before income taxes	(124.7)	57.4	65.6	(1.1)
Earnings (loss) from continuing operations	(73.6)	44.2	50.5	7.5
Earnings (loss) from discontinued operations	(5.4)	7.6	-	-
Net earnings (loss)	(79.0)	51.8	50.5	7.5

Basic net earnings (loss) per share:
Earnings (loss) from continuing operations	$(.80)	$.47	$.53	$.08
Earnings (loss) from discontinued operations	(.05)	.08	-	-

Net earnings (loss)	$(.85)	$.55	$.53	$.08

Diluted net earnings (loss) per share:
Earnings (loss) from continuing operations	$(.80)	$.46	$.52	$.08
Earnings (loss) from discontinued operations	(.05)	.08	-	-

Net earnings (loss)	$(.85)	$.54	$.52	$.08

20.	Segment Information

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

Gallagher has changed its segment allocation method for income taxes. Previously, Gallagher had applied its overall effective tax rate for the consolidated group to each reporting segment. In 2006, Gallagher began allocating the provision for income taxes to the Brokerage and Risk Management Segments as if those segments were preparing income tax provisions on a separate company basis. As a result, the provision for income taxes for the Financial Services Segment now reflects the entire benefit to Gallagher of the IRC Section 29-related credits because that is the segment which produces the credits. Historical results have been reclassified to conform to the current presentation.

Financial information relating to Gallagher’s segments for 2006, 2005 and 2004 is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2006
Revenues:
Commissions	$849.5	$-	$-	$849.5
Retail contingent commissions	2.5	-	-	2.5
Fees	188.5	397.3	-	585.8
Investment income - Brokerage and Risk Management	30.2	4.0	-	34.2
Investment income - Financial Services	-	-	87.1	87.1
Investment income gains	-	-	(25.1)	(25.1)

Total revenues	1,070.7	401.3	62.0	1,534.0

Compensation	645.0	235.9	-	880.9
Operating	220.3	102.1	-	322.4
Investment expenses	-	-	103.7	103.7
Interest	-	-	8.5	8.5
Depreciation	15.0	9.5	7.3	31.8
Amortization	24.1	0.5	-	24.6
Retail contingent commissions related matters	9.0	-	-	9.0

Total expenses	913.4	348.0	119.5	1,380.9

Earnings (loss) from continuing operations before income taxes	157.3	53.3	(57.5)	153.1
Provision (benefit) for income taxes	64.5	21.3	(61.2)	24.6

Earnings from continuing operations	$92.8	$32.0	$3.7	$128.5

Net foreign exchange gain (loss)	$2.1	$0.2	$-	$2.3
Revenues:
United States	$925.6	$346.7	$63.6	$1,335.9
Foreign, principally United Kingdom, Australia and Bermuda	145.1	54.6	(1.6)	198.1

Total revenues	$1,070.7	$401.3	$62.0	$1,534.0

At December 31, 2006
Identifiable assets:
United States	$2,012.9	$247.9	$502.0	$2,762.8
Foreign, principally United Kingdom, Australia and Bermuda	567.7	60.3	29.3	657.3

Total identifiable assets	$2,580.6	$308.2	$531.3	$3,420.1

Goodwill - net	$307.1	$9.5	$-	$316.6
Amortizable intangible assets - net	209.5	3.6	-	213.1

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2005
Revenues:
Commissions	$784.3	$-	$-	$784.3
Retail contingent commissions	28.8	-	-	28.8
Fees	169.8	367.7	-	537.5
Investment income - Brokerage and Risk Management	17.9	2.9	-	20.8
Investment income - Financial Services	-	-	108.9	108.9
Investment income gains	-	-	3.6	3.6

Total revenues	1,000.8	370.6	112.5	1,483.9

Compensation	584.0	205.9	-	789.9
Operating	234.1	88.2	-	322.3
Investment expenses	-	-	104.9	104.9
Interest	-	-	11.6	11.6
Depreciation	13.6	7.7	11.4	32.7
Amortization	20.3	0.4	-	20.7
Litigation related matters	-	-	131.0	131.0
Retail contingent commissions related matters	73.6	-	-	73.6

Total expenses	925.6	302.2	258.9	1,486.7

Earnings (loss) from continuing operations before income taxes	75.2	68.4	(146.4)	(2.8)
Provision (benefit) for income taxes	3.1	15.8	(50.3)	(31.4)

Earnings (loss) from continuing operations	$72.1	$52.6	$(96.1)	$28.6

Net foreign exchange gain (loss)	$(2.6)	$(0.1)	$-	$(2.7)
Revenues:
United States	$878.9	$335.1	$109.8	$1,323.8
Foreign, principally United Kingdom, Australia and Bermuda	121.9	35.5	2.7	160.1

Total revenues	$1,000.8	$370.6	$112.5	$1,483.9

At December 31, 2005
Identifiable assets:
United States	$1,927.7	$239.8	$569.7	$2,737.2
Foreign, principally United Kingdom, Australia and Bermuda	570.8	44.6	36.9	652.3

Total identifiable assets	$2,498.5	$284.4	$606.6	$3,389.5

Goodwill - net	$236.2	$9.5	$-	$245.7
Amortizable intangible assets - net	168.3	4.2	-	172.5

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2004
Revenues:
Commissions	$726.8	$-	$-	$726.8
Retail contingent commissions	33.8	-	-	33.8
Fees	146.2	343.8	-	490.0
Investment income - Brokerage and Risk Management	13.4	1.7	-	15.1
Investment income - Financial Services	-	-	93.3	93.3
Impact of FIN 46 on investment income all other	-	-	69.9	69.9
Investment income gains	-	-	8.1	8.1

Total revenues	920.2	345.5	171.3	1,437.0

Compensation	527.5	187.3	-	714.8
Operating	176.1	91.8	-	267.9
Investment expenses	-	-	89.9	89.9
Impact of FIN 46 on investment expenses	-	-	67.2	67.2
Interest	-	-	9.5	9.5
Depreciation	12.9	7.8	9.3	30.0
Impact of FIN 46 on depreciation	-	-	2.7	2.7
Amortization	17.3	0.4	-	17.7

Total expenses	733.8	287.3	178.6	1,199.7

Earnings (loss) from continuing operations before income taxes	186.4	58.2	(7.3)	237.3
Provision (benefit) for income taxes	37.4	11.3	(0.9)	47.8

Earnings (loss) from continuing operations	$149.0	$46.9	$(6.4)	$189.5

Net foreign exchange gain (loss)	$2.3	$-	$-	$2.3

Revenues:
United States	$814.9	$306.9	$167.9	$1,289.7
Foreign, principally United Kingdom, Australia and Bermuda	105.3	38.6	3.4	147.3

Total revenues	$920.2	$345.5	$171.3	$1,437.0

At December 31, 2004
Identifiable assets:
United States	$1,752.6	$189.0	$609.8	$2,551.4
Foreign, principally United Kingdom, Australia and Bermuda	601.9	42.2	37.8	681.9

Total identifiable assets	$2,354.5	$231.2	$647.6	$3,233.3

Goodwill - net	$209.5	$9.5	$-	$219.0
Amortizable intangible assets - net	150.6	4.6	-	155.2

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2006 and 2005, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of Gallagher’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

During 2006, Gallagher changed its method of accounting for the recognition of stock-based compensation expense and the recognition of the funded status of its defined benefit pension and postretirement plans, which has been discussed in Note 2 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gallagher’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 2, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

February 2, 2007

Management’s Report on Internal Control Over Financial Reporting

Gallagher’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of management, including Gallagher’s principal executive officer and principal financial officer, Gallagher conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In conducting Gallagher’s evaluation of the effectiveness of its internal control over financial reporting, Gallagher has excluded the following acquisitions completed by Gallagher in 2006 of Sobieski & Bradley, Inc., Lemac & Associates, Inc., S.P. Tarantino Insurance Brokerage, Inc., Commonwealth Premium Finance Corporation, The Rains Group, Inc., Adams & Associates International, Ltd., William H. Connolly & Co. and Mid America Group, Inc. Collectively, these acquisitions constituted approximately 0.8% of total assets as of December 31, 2006 and approximately 0.9% of total revenues and 1.4% of net earnings for the year then ended. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements.

Based on Gallagher’s evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2006. Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Arthur J. Gallagher & Co.

Itasca, Illinois

February 2, 2007

/s/ J. Patrick Gallagher, Jr.	/s/ Douglas K. Howell
J. Patrick Gallagher, Jr. Chairman, President and Chief Executive Officer	Douglas K. Howell Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Arthur J. Gallagher & Co. (Gallagher) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gallagher’s management is responsible for maintaining effective internal control over financial reporting and for its assessment about the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of Gallagher’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Sobieski & Bradley, Inc., Lemac & Associates, Inc., S.P. Tarantino Insurance Brokerage, Inc., Commonwealth Premium Finance Corporation, The Rains Group, Inc., Adams & Associates International, Ltd., William H. Connolly & Co. and Mid America Group, Inc. Collectively, these acquisitions constituted approximately 0.8% of total assets as of December 31, 2006 and approximately 0.9% of total revenues and 1.4% of net earnings for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at these entities because Gallagher acquired these entities during 2006. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements. Our audit of internal control over financial reporting of Gallagher also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, management’s assessment that Gallagher maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Gallagher maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 2006 and 2005 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2006 and our report dated February 2, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

February 2, 2007