Form 10-K, Exhibit 13
period 2007-12-31
GALLAGHER ARTHUR J & CO
filed 2008-02-04
CIK 354190

Exhibit 13.0

Arthur J. Gallagher & Co.

2007 Financial Statements

Index

Page Number

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Introduction		F - 2
Insurance Market Overview		F - 2
Contingent Commissions and Other Industry Developments		F - 3
Critical Accounting Policies		F - 4
Business Combinations and Dispositions		F - 5
Results of Operations		F - 6
Financial Condition and Liquidity		F - 16
Contractual Obligations and Commitments		F - 19
Off-Balance Sheet Arrangements		F - 20
Quantitative and Qualitative Disclosure about Market Risk		F - 21

Consolidated Financial Statements
Consolidated Statement of Earnings		F - 22
Consolidated Balance Sheet		F - 23
Consolidated Statement of Cash Flows		F - 24
Consolidated Statement of Stockholders’ Equity		F - 25

Notes to Consolidated Financial Statements
Note 1:	Summary of Significant Accounting Policies	F - 26
Note 2:	Effect of New Accounting Pronouncements	F - 30
Note 3:	Investments	F - 32
Note 4:	Business Combinations	F - 38
Note 5:	Discontinued Operations	F - 41
Note 6:	Fixed Assets	F - 42
Note 7:	Intangible Assets	F - 42
Note 8:	Credit and Other Debt Agreements	F - 43
Note 9:	Capital Stock	F - 45
Note 10:	Earnings per Share	F - 45
Note 11:	Stock Option Plans	F - 45
Note 12:	Deferred Compensation	F - 48
Note 13:	Restricted Stock Awards	F - 48
Note 14:	Employee Stock Purchase Plan	F - 50
Note 15:	Retirement Plans	F - 50
Note 16:	Postretirement Benefits Other than Pensions	F - 53
Note 17:	Commitments, Contingencies and Off-Balance Sheet Arrangements	F - 55
Note 18:	Income Taxes	F - 59
Note 19:	Quarterly Operating Results (unaudited)	F - 62
Note 20:	Segment Information	F - 62

Report of Independent Registered Public Accounting Firm on Financial Statements		F - 66

Management’s Report on Internal Control Over Financial Reporting		F - 67

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting		F - 68

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Introduction

The following discussion and analysis should be read in conjunction with Arthur J. Gallagher & Co.’s (Gallagher) consolidated financial statements and the related notes thereto that are included elsewhere herein.

Gallagher is engaged in providing insurance brokerage and third-party property/casualty (P/C) claims settlement and administration services to entities in the U.S. and abroad. Gallagher believes that one of its major strengths is its ability to deliver comprehensively structured insurance and risk management services to its clients. Gallagher’s brokers, agents and administrators act as intermediaries between insurers and their customers and Gallagher does not assume underwriting risks. Gallagher is headquartered in Itasca, Illinois, has operations in thirteen countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants. It generates approximately 88% of revenues domestically, with the remaining 12% derived primarily in Canada, the United Kingdom (U.K.), Australia and Bermuda. Gallagher operates three business segments: Brokerage, Risk Management and Financial Services, which contributed 69%, 27% and 4%, respectively, to 2007 revenues. The two major sources of operating revenues for Gallagher are commissions and fees from brokerage operations and fees from risk management operations. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes invested cash, fiduciary funds, tax advantaged and other investments.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain statements relating to future results which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Language Regarding Forward-Looking Statements” on the last page of the 2007 Annual Report.

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

As markets harden, there historically has been resistance among certain insureds, who are the buyers of insurance (Gallagher’s brokerage clients), to pay increased premiums and the higher commissions generated by these premiums. Such resistance often causes some buyers to raise their deductibles and/or reduce the overall amount of insurance coverage they purchase. As the market softens, or costs decrease, these trends have historically reversed. During a hard market, buyers may switch to negotiated fee in lieu of commission arrangements to compensate Gallagher for placing their risks, or may consider the alternative insurance market, which includes self-insurance, captives, rent-a-captives, risk retention groups and capital market solutions to transfer risk. According to industry estimates, these mechanisms now account for nearly 50% of the total U.S. commercial P/C market. Gallagher’s brokerage units are very active in these markets as well. While increased use by insureds of these alternative markets historically has reduced commission revenue to Gallagher, such trends generally have been accompanied by new sales and renewal increases in the areas of risk management, claims management, captive insurance and self-insurance services and related growth in fee revenue.

Inflation tends to increase the levels of insured values and risk exposures, thereby resulting in higher overall premiums and higher commissions. However, the impact of hard and soft market fluctuations historically has had a greater impact on changes in premium rates, and therefore on Gallagher’s revenues, than inflationary pressures.

Following a period of market hardening between 2001 and 2003, beginning in 2004 and continuing through 2007, the P/C insurance market has been relatively soft in most lines and in most geographic areas, notwithstanding an abnormally high level of hurricane activity and other natural disasters in 2005 and 2006. For example, surveys by the Council of Insurance Agents & Brokers (CIAB) indicated that commercial P/C rates fell sharply throughout 2007, with renewal premiums for over 80% of all account sizes dropping between 1.0% and 30.0%. The CIAB represents the leading domestic and international insurance brokers who write approximately 80% of the commercial P/C premiums in the U.S. According to an analysis of CIAB’s first quarter 2007 data by Lehman Brothers Equity Research (Lehman), the average commercial P/C account renewing in first quarter 2007 experienced a rate decline of 11.3%. The Lehman analysis showed premiums for all sizes of accounts were at their lowest points since they peaked in fourth quarter 2001 following the September 11th terrorist attacks. Based on an analysis of the second quarter 2007 data by Lehman, the average decrease in premium rates for all account sizes was 11.8% in the quarter. Small account premium rates decreased by an average of 8.3%, medium account rates decreased by an average of 12.6% and large account rates decreased by an average of 14.5% in second quarter 2007. Based on an analysis of the third quarter 2007 data by Lehman, the average decrease in premium rates for all account sizes was 13.3% in the quarter compared to second quarter 2007. Large account premium rates decreased by an average of 15.9%, medium account rates decreased by an average of 15.0% and small account rates decreased by an average of 8.9% in third quarter 2007. According to the CIAB, commercial insurance premiums continued to decline during fourth quarter 2007 compared to third quarter 2007, with insurers willing to lower premium rates and place fewer restrictions on coverages in order to obtain new business. Based on an analysis of the fourth quarter 2007 data by Lehman, the average decrease in premium rates for all account sizes was 12.0% in the quarter compared to third quarter 2007, with commercial property and general liability experiencing the largest price declines. The average decline was 13.8% for large and medium accounts and 8.4% for small accounts.

Historically, Gallagher has utilized acquisitions to grow its Brokerage Segment’s commission and fee revenues. Acquisitions allow Gallagher to expand into desirable geographic locations and further extend its presence in the retail and wholesale insurance brokerage services industries. Gallagher expects that its Brokerage Segment’s commission and fee revenues will continue to grow from acquisitions. Gallagher is considering, and intends to continue to consider from time-to-time, additional acquisitions on terms that it deems advantageous. At any particular time, Gallagher generally will be engaged in discussions with multiple acquisition candidates. However, no assurances can be given that any additional acquisitions will be consummated, or, if consummated, that they will be advantageous to Gallagher.

Contingent Commissions and Other Industry Developments

The insurance industry continues to be subject to a significant level of scrutiny by various regulatory bodies, including State Attorneys General and the departments of insurance for various states with respect to contingent compensation arrangements (generally known as contingent commission or placement service arrangements) and other matters. The Attorney General of the State of New York (the New York AG) issued subpoenas to various insurance brokerage firms and Carriers beginning in April 2004. The investigation by the New York AG, among other things, led to its filing a complaint against Marsh & McLennan Companies, Inc. and its subsidiary, Marsh Inc. (collectively, Marsh), stating claims for, among other things, fraud and violations of New York State antitrust and securities laws. Following these allegations, Marsh announced that it would permanently eliminate the practice of receiving any form of contingent compensation from Carriers, and shortly thereafter, two other large insurance brokerage firms, Willis Group and Aon Corporation, made similar announcements regarding the discontinuation and unwinding of contingent commissions agreements.

The Attorney General of the State of Illinois and the Director of Insurance of the State of Illinois (collectively, the IL State Agencies) commenced an investigation of Gallagher in November 2004 and issued subpoenas to Gallagher concerning certain of its business practices. On May 18, 2005, Gallagher and its subsidiaries and affiliates, except for Gallagher Bassett Services, Inc., entered into an Assurance of Voluntary Compliance (the AVC) with the IL State Agencies to resolve all of the issues related to certain investigations conducted by the IL State Agencies involving contingent commission arrangements. As stipulated in the AVC, on January 12, 2006, Gallagher paid $26.9 million into a fund (the Fund) to be distributed to certain eligible policyholder clients. At December 31, 2007, $8.6 million remained in the Fund, which is available to satisfy existing and future AVC related claims and other potential settlement obligations as allowed by the AVC. Gallagher intends to use all of the remaining AVC funds to satisfy part of its MDL Settlement obligation (see MDL discussion below).

In addition, under the AVC, Gallagher agreed to implement, to the extent not previously undertaken, certain business changes, including agreeing not to accept U.S.-domiciled retail contingent compensation as defined in the AVC, except as described below. On October 26, 2004, Gallagher announced that it would not enter into any new volume-based or profit-based contingent commissions agreements as a retail broker effective January 1, 2005. However, as allowed under the AVC, Gallagher has continued to accept contingent compensation in connection with its international operations and certain non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired by Gallagher for up to three years from the date of each such acquisition. Gallagher’s contingent commissions for the years ended December 2007, 2006 and 2005 were $13.3 million, $7.3 million and $35.2 million, respectively. The contingent commissions recognized in 2007 and 2006 by Gallagher relate to contingent commission agreements from retail brokerage acquisitions and non-retail business. The amount of contingent commission revenue for 2007, 2006 and 2005 in which Gallagher participated as a retail broker and which involved volume-based or profit-based contingent commission agreements aggregated $4.1 million, $2.5 million and $28.8 million, respectively. See Note 17 to the Consolidated Financial Statements for a discussion of the material terms of the AVC. Accordingly, beginning in 2005 and more significantly in 2006, Gallagher began to experience reduced retail contingent commission revenue and it is expected that future retail contingent commission revenues will be substantially reduced from the amount received in 2005.

In addition, the departments of insurance for various states have proposed new regulations and other state insurance departments have indicated that they will propose new regulations that address contingent commission arrangements, including prohibitions involving payments by Carriers in return for business and enhanced disclosure of contingent commission arrangements to insureds.

Gallagher, along with other major insurance brokerage firms, was named as a defendant in various lawsuits brought by private litigants which relate to contingent commission arrangements. Certain of these lawsuits have been included in a Multi-District Litigation (MDL) proceeding before the U.S. District Court for the District of New Jersey. On December 29, 2006 Gallagher reached an agreement to resolve all claims in the MDL (the MDL Settlement). On September 4, 2007, the court granted final approval of the MDL Settlement. The MDL Settlement provides for Gallagher to distribute $28.0 million to current and former clients and others that purchased retail insurance through Gallagher or other brokers named as defendants in the MDL during the period beginning on August 26, 1994 and ending on December 31, 2005. A notice of appeal has been filed challenging the final approval of the MDL Settlement. Gallagher also agreed to pay up to $8.9 million in attorney fees, of which Gallagher paid $8.6 million in November 2007.

Gallagher Bassett Services, Inc., a third party administrator and a wholly-owned subsidiary of Gallagher, has received subpoenas from the Offices of the Attorney General of the State of New York, Connecticut and Illinois. The subpoenas request information in connection with separate investigations being conducted by each state and none of the subpoenas relate to Gallagher’s brokerage operations. Gallagher is fully cooperating with these investigations.

Gallagher continues to be the subject of a number of state investigations concerning various historical business practices in the insurance industry and is fully cooperating with these investigations.

In 2005, Gallagher recorded pretax charges totaling $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices, as described above. In 2006, Gallagher recorded an additional pretax charge of $9.0 million to increase its reserve for the costs to be incurred to administratively conclude the MDL Settlement and to resolve other regulatory matters and investigations. See Note 17 to the Consolidated Financial Statements for additional discussion relating to these matters.

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

Revenue Recognition

Commission revenues are recognized at the latter of the billing or the effective date of the related insurance policies, net of an allowance for estimated policy cancellations. Commission revenues related to installment premiums are recognized periodically as billed. Contingent commissions and commissions on premiums directly billed by insurance carriers are recognized as revenue when the data necessary to reasonably determine such amounts has been obtained by Gallagher. Typically, these types of commission revenues cannot be reasonably determined until the cash or the related policy detail is received by Gallagher from the insurance carrier. A contingent commission is a commission paid by an insurance carrier that is based on the overall profit and/or volume of the business placed with that insurance carrier. Commissions on premiums billed directly by insurance carriers to the insureds generally relate to a large number of small premium P/C transactions and a substantial portion of the revenues generated by Gallagher’s employee benefit operations. Under these direct bill arrangements, the billing and policy issuance process is controlled entirely by the insurance carrier. The income effects of subsequent premium adjustments are recorded when the adjustments become known.

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

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no write-down may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines the decline in fair value is other-than-temporary, and therefore that a write-down is required, it is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporates quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management’s conclusions were different.

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

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews all of its intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. Based on the results of impairment review in 2007 and 2006, Gallagher wrote-off $8.8 million and $1.0 million, respectively, of amortizable intangible assets related to the Brokerage Segment acquisitions. The 2007 intangible asset write-off was reported in discontinued operations in the 2007 consolidated statement of earnings. No such indicators were noted in 2005. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Business Combinations and Dispositions

See Notes 4 and 5 to the Consolidated Financial Statements for a discussion of 2007 business combinations and 2007 and 2005 dispositions, respectively. In addition, see Note 3 to the Consolidated Financial Statements for a discussion on dispositions of certain Gallagher consolidated investments in 2007 and 2006.

Results of Operations

In the discussion that follows regarding Gallagher’s results of operations, Gallagher provides organic growth percentages with respect to its commission and fee revenues. This information may be considered a “non-GAAP financial measure” because it is derived from Gallagher’s consolidated financial information but is not required to be presented in financial statements that are prepared in conformity with GAAP. Rules and regulations of the Securities and Exchange Commission (SEC) require supplemental explanations and reconciliations of all “non-GAAP financial measures.” When Gallagher refers to organic growth percentages with respect to its commission and fee revenues in its discussion of results of operations, Gallagher excludes the first twelve months of net commission and fee revenues generated from the acquisitions and the net commission and fee revenues related to operations disposed of in each year presented. These commissions and fees are excluded from organic revenues in order to determine the revenue growth that is associated with the operations that were part of Gallagher in both the current and prior year. In addition, organic growth excludes contingent commission revenues. These commission revenues are excluded from organic revenues in order to determine the revenue growth that is associated with the revenue sources that will be continuing in 2007 and beyond. Management has historically utilized organic revenue growth as an important indicator when assessing and evaluating the performance of its Brokerage and Risk Management Segments. Management also believes that the use of this measure allows financial statement users to measure, analyze and compare the growth from its Brokerage and Risk Management Segments in a meaningful and consistent manner. A reconciliation of organic revenue growth percentages to the reported revenue growth percentages for the Brokerage and Risk Management Segments is presented in the paragraphs immediately following each table in which such percentages are presented.

Allocations of investment income and certain expenses are based on reasonable assumptions and estimates primarily using revenue, headcount and other information. Gallagher allocates the provision for income taxes to the Brokerage and Risk Management Segments as if those segments were preparing income tax provisions on a separate company basis. As a result, the provision for income taxes for the Financial Services Segment reflects the entire benefit to Gallagher of the IRC Section 29-related credits because that is the segment which produces the credits. Gallagher anticipates reporting an effective tax rate of approximately 39.0% to 41.0% in both its Brokerage Segment and its Risk Management Segment for the foreseeable future. Reported operating results by segment would change if different allocation methods were applied.

In the discussion that follows regarding Gallagher’s results of operations, Gallagher provides the following ratios with respect to its operating results: pretax profit margin before the impact of pretax retail contingent commission related matters, claims handling obligations, and medical and pension plan changes, compensation expense ratio and operating expense ratio. Pretax profit margin before the impact of pretax retail contingent commission related matters, claims handling obligations and medical and pension plan changes represents pretax earnings from continuing operations before the impact of pretax retail contingent commission related matters (in 2006 and 2005), claims handling obligations (in 2005) and medical and pension plan changes (in 2006 and 2005) divided by total revenues, excluding retail contingent commissions. The compensation expense ratio is derived by dividing compensation expense, after excluding the impact of medical and pension plan changes (in 2006 and 2005), by total revenues, excluding retail contingent commissions. The operating expense ratio is derived by dividing operating expense, after excluding retail contingent commission related matters (in 2006 and 2005) and claims handling obligations (in 2005), by total revenues, excluding retail contingent commissions.

Brokerage

The Brokerage Segment accounted for 69% of Gallagher’s revenue in 2007. Gallagher’s Brokerage Segment is primarily comprised of retail and wholesale brokerage operations. Gallagher’s retail brokerage operations negotiate and place P/C, employer-provided health and welfare insurance and retirement solutions, principally for middle-market commercial, industrial, public entity, religious and not-for-profit entities. Many of Gallagher’s retail brokerage customers choose to place their insurance with insurance underwriters while others choose to use alternative vehicles such as self-insurance pools, risk retention groups or captive insurance companies. In addition, Gallagher’s wholesale brokerage operations assist Gallagher brokers and other unaffiliated brokers and agents in the placement of specialized, unique and hard to place insurance programs.

The primary source of Gallagher’s compensation for its retail brokerage services are commissions paid by insurance companies, which are usually based upon a percentage of the premium paid by insureds and brokerage and advisory fees paid directly by its clients. For wholesale brokerage services, Gallagher generally receives a share of the commission received by the retail broker from the insurer. Commission rates are dependent on a number of factors, including the type of insurance, the particular insurance company underwriting the policy and whether Gallagher acts as a retail or wholesale broker. Advisory fees are dependent on the extent and value of services provided. Under certain circumstances, Gallagher may also receive contingent commissions, which are based on the estimated profit the underwriting insurance company earns and/or the overall volume of business placed by Gallagher in a given period of time. Financial information relating to Gallagher’s Brokerage Segment is as follows (in millions):

	2007	Percent Change	2006	Percent Change		2005
Commissions	$863.2	9%	$790.4	8%		$733.4
Retail contingent commissions	4.1	64%	2.5	(91%	)	28.8
Fees	216.8	16%	186.4	12%		166.9
Investment income and other	30.1	9%	27.5	65%		16.7

Total revenues	1,114.2	11%	1,006.8	6%		945.8

Compensation	655.9	10%	598.2	8%		551.6
Operating	229.9	14%	201.5	0%		201.5
Depreciation	16.1	14%	14.1	11%		12.7
Amortization	28.8	39%	20.7	20%		17.2
Medical and pension plan changes	-	NMF	4.6	167%		(6.9)
Retail contingent commission related matters	-	NMF	9.0	(88%	)	73.6
Claims handling obligations	-	NMF	-	NMF		5.2

Total expenses	930.7	10%	848.1	(1%	)	854.9

Earnings from continuing operations before income taxes	183.5	16%	158.7	75%		90.9
Provision for income taxes	71.2	8%	66.0	39%		47.4

Earnings from continuing operations	$112.3	21%	$92.7	113%		$43.5

Growth - revenues excluding retail contingent commissions	11%		10%			11%
Organic growth in commissions and fees	2%		5%			2%
Compensation expense ratio	59%		60%			60%
Operating expense ratio	21%		20%			22%
Pretax profit margin excluding retail contingent commission related matters and claims handling obligations and medical and pension plan changes	16%		17%			15%
Effective tax rate	39%		42%			52%

Identifiable assets at December 31	$2,731.0		$2,580.6			$2,498.5

In fourth quarter 2007, Gallagher undertook a strategic review of its operations and made a determination to exit its global reinsurance operations and its wholesale brokerage operations in Ireland. In January 2008, Gallagher announced plans to sell these operations. Accordingly, in the table above, the revenues and expenses of these operations, for all periods presented, have been reclassified from continuing operations to discontinued operations and have not been included herein. In Gallagher’s previously reported financial information, the reinsurance and Irish wholesale brokerage operating results were included in the Brokerage Segment.

The increase in commissions and fees for 2007 was principally due to revenues associated with acquisitions that were made during 2007 ($77.2 million) and organic growth from existing operations. Also, contributing to the increase in commissions and fees in 2007 was new business production of $158.0 million, which was offset by renewal rate decreases and lost business of $132.0 million. The increase in commissions and fees for 2006 was principally due to revenues associated with acquisitions that were made during 2006 ($33.7 million) and organic growth from existing operations. Also contributing to the increase in commissions and fees in 2006 was new business production of $147.0 million, which was offset by renewal rate decreases and lost business of $104.0 million. The organic growth in commission and fee revenues was 2% in 2007, 5% in 2006 and 2% in 2005. The following net commission and fee revenues related to retail contingent commissions and acquisitions were excluded in deriving the organic growth percentages: $90.5 million in 2007, $41.0 million in 2006 and $99.2 million in 2005. In 2007 and 2006, fees grew faster than commissions primarily as a result of transparency with Gallagher’s clients, a focus on building a more stable revenue stream and an increase in revenues from large clients, which are typically fee-based.

Investment income and other, which primarily represents interest income earned on cash and restricted funds, increased in 2007 and 2006 primarily due to increases in short-term interest rates, which were partially offset by increased use of cash to repurchase common stock and fund acquisitions in 2007. Also contributing to the increase in 2007 were $7.1 million of one-time gains related to the sales of small books of business compared to $4.5 million in 2006. The increase in investment income in 2006 compared to 2005 was primarily due to increases in short-term interest rates and increases in the amount of cash available to invest due to growth in operations. Also contributing to the increase in 2006 were $4.5 million of one-time gains related to the sales of small books of business compared to $1.5 million in 2005.

The increase in compensation expense in 2007 compared to 2006 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher’s overall operating results ($59.8 million in the aggregate), an increase in severance costs ($2.1 million) and the adverse impact of foreign currency translation ($6.2 million). These increases were partially offset by a decrease in expense related to stock-based compensation ($2.6 million) and employee benefit plan cost savings ($7.8 million). The increase in employee headcount in 2007 primarily relates to the addition of employees associated with the acquisitions that were made in the last twelve months. The increase in compensation expense in 2006 compared to 2005 was primarily due to an increase in the average number of employees, salary increases, increases in incentive compensation linked to Gallagher’s overall operating results ($32.9 million in the aggregate), an increase in expense related to stock-based compensation ($6.2 million), an increase in severance costs ($1.7 million), an increase in employee benefit plan costs ($4.5 million) and the adverse impact of foreign currency translation ($1.3 million). The increase in employee headcount in 2006 primarily relates to the addition of employees associated with the acquisitions that were made during 2006.

Also contributing to the increase in expenses in 2006 compared to 2005 were the defined benefit pension plan curtailment gain of $6.9 million that was recognized as an offset to compensation expense in 2005 and a $4.6 million one-time medical plan termination charge recorded in 2006, which was incurred when Gallagher changed its medical plan administrator during fourth quarter 2006. These items are presented in a separate line in the table above labeled medical and pension plan changes.

The increase in operating expenses in 2007 compared to 2006 was due primarily to increases in insurance costs ($4.4 million), travel and entertainment ($4.7 million), increased costs associated with operational improvement initiatives ($4.3 million), legal costs ($1.5 million), severance related costs ($0.5 million) and the unfavorable impact of foreign currency translation ($2.5 million) in 2007. Also contributing to the increase in operating expenses in 2007 were expenses associated with the acquisitions ($13.4 million) completed in the last twelve months. These increases were partially offset by a decrease in bad debt expense ($2.1 million). Operating expenses were relatively unchanged in 2006 compared to 2005. Gallagher incurred increases in expenses related to acquisitions completed during 2006, inflationary increases in operating expenses and an increase in lease costs ($1.9 million) related to lease terminations. These increases were substantially offset by a decrease in business insurance costs ($4.4 million), a decrease in bad debt expense ($2.2 million), the favorable impact of foreign currency translation ($2.6 million) and expense savings related to sourcing and other cost containment initiatives put in place in the latter part of 2005.

The increases in depreciation expense in 2007 compared to 2006 and in 2006 compared to 2005 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves, and expenditures related to upgrading computer systems made during 2007, 2006 and 2005. Also contributing to the increase in 2007 and 2006 was the depreciation expense associated with the acquisitions completed in 2007, 2006 and 2005.

The increases in amortization in 2007 compared to 2006 and in 2006 compared to 2005 were due primarily to amortization expense of intangible assets associated with acquisitions completed in 2007, 2006 and 2005. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements). Also contributing to the increase in amortization expense in 2006 was the $1.0 million impairment of amortizable intangible assets in 2006 related to one of Gallagher’s 2003 acquisitions.

In 2005, Gallagher recorded pretax charges totaling $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices, as described more fully in Note 17 to the Consolidated Financial Statements and “Management’s Discussion and Analysis – Contingent Commissions and Other Industry Developments”. In 2006, Gallagher recorded a pretax charge of $9.0 million ($5.4 million after tax) to increase its reserve for the costs to be incurred to administratively conclude the MDL Settlement and to resolve other regulatory matters and investigations.

Claims handling obligations in 2005 represented a pretax charge of $5.2 million ($3.6 million after tax) recorded by Gallagher related to obligations to provide future claims handling and certain administrative services for brokerage clients. During 2005 and the latter part of 2004, in connection with legal interpretations and accounting guidance issued by the Institute of Chartered Accountants in the U.K., many global insurance brokerage firms reassessed their obligations to provide future claims handling and certain administrative services for brokerage clients. This guidance, which is referred to as FRS 5, was issued in 2004 and is specifically directed to insurance brokers engaged in the industry practice of providing clients future claims handling and administrative services. Based on a detailed review of its brokerage operations in both the U.S. and U.K. that was completed in 2005, its accounting practices for these operations and applicable legal interpretations, Gallagher determined that under certain circumstances it is obligated to provide future claims handling and certain administrative services based on its current business practices. Gallagher recorded a non-cash pretax charge of $5.2 million to reflect the change in the estimated costs to provide these future services to former clients.

The Brokerage Segment’s effective tax rate in 2007, 2006 and 2005 was 39.0%, 42.0% and 52.0%, respectively. The effective income tax rate reported in 2005 was adversely impacted by the annualized effect of foreign dividend repatriations that occurred in 2005. See the Results of Operations for the Financial Services Segment for a discussion on the overall effective income tax rate in 2007, 2006 and 2005.

Risk Management

The Risk Management Segment accounted for 27% of Gallagher’s revenue in 2007. It provides contract claim settlement and administration services for enterprises that choose to self-insure some or all of their P/C coverages and for insurance companies that choose to outsource some or all of their P/C claims departments. In addition, Gallagher generates revenues from integrated disability management programs, information services, risk control consulting (loss control) services and appraisal services, either individually or in combination with arising claims. This segment’s revenues for risk management services are substantially in the form of fees. These fees are generally negotiated in advance on a per-claim or per-service basis depending upon the type and estimated volume of the services to be performed. Financial information relating to Gallagher’s Risk Management Segment is as follows (in millions):

	2007	Percent Change	2006	Percent Change	2005
Fees	$439.4	11%	$397.3	8%	$367.7
Investment income	4.1	3%	4.0	38%	2.9

Total revenues	443.5	11%	401.3	8%	370.6

Compensation	255.7	10%	233.0	11%	209.0
Operating	112.1	10%	102.1	16%	88.2
Depreciation	11.2	18%	9.5	23%	7.7
Amortization	0.5	-	0.5	25%	0.4
Medical and pension plan changes	-	NMF	2.9	NMF	(3.1)

Total expenses	379.5	9%	348.0	15%	302.2

Earnings from continuing operations before income taxes	64.0	20%	53.3	(22%)	68.4
Provision for income taxes	24.4	15%	21.3	(24%)	28.1

Earnings from continuing operations	$39.6	24%	$32.0	(21%)	$40.3

Growth - revenues	11%		8%		7%
Organic growth in fees	11%		8%		7%
Compensation expense ratio	58%		58%		56%
Operating expense ratio	25%		25%		24%
Pretax profit margin	14%		14%		18%
Effective tax rate	38%		40%		41%

Identifiable assets at December 31	$352.5		$308.2		$284.4

The increase in fees for 2007 compared to 2006 was due primarily to new business production and renewal rate increases of $58.0 million in 2007 and was offset by lost business of $16.0 million. Also contributing to the increase in 2007 was $3.5 million of non-recurring revenues related to the collection of a historical make-whole payment received in fourth quarter 2007. The increase in fees for 2006 compared to 2005 was due primarily to new business production of $56.0 million in 2006 and was offset by lost business and renewal rate decreases of $27.0 million. The organic growth in fee revenues was 11% in 2007, 8% in 2006 and 7% in 2005. Historically, the Risk Management Segment has made few acquisitions, and these acquisitions have not been material to this Segment’s operations. Thus, there typically is no material difference between GAAP revenues and organic revenues for this Segment.

Investment income, which primarily represents interest income earned on Gallagher’s cash and cash equivalents, was relatively unchanged in 2007 compared to 2006. Investment income in 2006 compared to 2005 increased primarily due to increases in short-term interest rates and increases in the amount of cash available to invest due to growth in operations.

The increase in compensation expense in 2007 compared to 2006 was due to an increase in the average number of employees and salary increases ($23.3 million in the aggregate), an increase in incentive compensation ($2.9 million) and the adverse impact of foreign currency translation ($3.8 million), partially offset by a decrease in employee benefit plan costs ($4.9 million) and decreased temporary-help costs ($2.4 million). The increase in employee headcount relates to the hiring of additional staff to support claims activity related to new business generated. The increase in compensation expense in 2006 compared to 2005 was due to an increase in the average number of employees and salary increases ($15.1 million in the aggregate), increases in employee benefit plan costs ($6.1 million), an increase in stock-based compensation expense in 2006 ($2.3 million) and the adverse impact of foreign currency translation ($0.5 million).

Also contributing to the increase in expenses in 2006 compared to 2005 were the defined benefit pension plan curtailment gain of $3.1 million that was recognized as an offset to compensation expense in 2005 and a $2.9 million one-time medical plan termination charge recorded in 2006, which was incurred when Gallagher changed its medical plan administrator during fourth quarter 2006. These items are presented in a separate line in the table above labeled medical and pension plan changes.

The increase in operating expenses in 2007 compared to 2006 was primarily due to increases in insurance costs ($2.3 million), professional fees ($1.3 million), rent expense ($2.7 million), office expense ($1.6 million) and travel and entertainment costs ($1.2 million). The increase in operating expenses in 2006 from 2005 was due primarily to increases in business insurance costs ($1.8 million), lease costs ($3.2 million), professional services fees ($2.3 million), travel and entertainment expenses ($1.4 million) and office expenses ($2.6 million), which were partially offset by the favorable impact of foreign currency translation ($0.6 million) in 2006.

The increases in depreciation expense in 2007 compared to 2006 and in 2006 compared to 2005 were due primarily to the purchases of furniture, equipment and leasehold improvements related to office expansions and moves and expenditures related to upgrading computer systems made during 2007, 2006 and 2005.

Amortization expense was relatively unchanged in 2007 compared to 2006 and in 2006 compared to 2005. Historically, the Risk Management Segment has made few acquisitions, and no material acquisitions were made by this Segment in 2007, 2006 or 2005.

The Risk Management Segment’s effective tax rate in 2007, 2006 and 2005 was 38.0%, 40.0% and 41.0%, respectively. See the Results of Operations for the Financial Services Segment for a discussion on changes in the overall effective income tax rate in 2007 compared to 2006 and 2006 compared to 2005.

Financial Services

The Financial Services Segment manages Gallagher’s interests in tax-advantaged and clean-energy investments as well as its equity ownership position in an alternative investment fund manager that has ownership interests in private investment management firms. Operations are in Itasca, Illinois and Gallagher has been winding down its financial services activities since 2003. Management expects to continue to divest most of the remaining investments in 2008. The Financial Services Segment also includes Gallagher’s $400.0 million Note Purchase Agreement, which was entered into on August 3, 2007, and borrowings made under Gallagher’s unsecured multicurrency credit agreement. See Note 3 to the Consolidated Financial Statements for a summary of Gallagher’s investments at December 31, 2007 and 2006 and a detailed discussion on the nature of the investments held. Financial information relating to Gallagher’s Financial Services Segment is as follows (in millions):

	2007	Percent Change	2006	Percent Change	2005
Investment income (loss):
Asset Alliance Corporation (AAC)	$(4.8)	(433%)	$(0.9)	67%	$(2.7)
IRC Section 29 Syn/Coal facilities:
Unconsolidated facilities	10.9	(66%)	32.2	(42%)	55.5
Consolidated facilities	52.2	6%	49.3	15%	42.8
Other alternative energy investments	(0.1)	92%	(1.3)	NMF	0.8
Real estate, venture capital and other investments	4.2	(46%)	7.8	(38%)	12.5

Total investment income	62.4	(28%)	87.1	(20%)	108.9
Investment gains (losses)	3.2	113%	(25.1)	NMF	3.6

Total revenues	65.6	6%	62.0	(45%)	112.5

Investment expenses:
IRC Section 29 Syn/Coal facilities:
Unconsolidated facilities	12.7	(31%)	18.4	16%	15.8
Consolidated facilities	69.8	(6%)	74.1	1%	73.4
Compensation, professional fees and other	12.5	12%	11.2	(29%)	15.7

Total investment expenses	95.0	(8%)	103.7	(1%)	104.9
Interest	16.0	88%	8.5	(27%)	11.6
Depreciation	2.0	(73%)	7.3	(36%)	11.4
Litigation related matters	-	NMF	-	NMF	131.0

Total expenses	113.0	(5%)	119.5	(54%)	258.9

Loss from continuing operations before income taxes	(47.4)	18%	(57.5)	61%	(146.4)
Benefit for income taxes	(50.1)	18%	(61.2)	40%	(101.7)

Earnings (loss) from continuing operations	$2.7	(27%)	$3.7	108%	$(44.7)

Identifiable assets at December 31	$473.3		$531.3		$606.6

Investment income from AAC is primarily derived from Gallagher’s investments in common stock, preferred stock and debt of AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. Full payment of Gallagher’s debt instrument in AAC was received in December 2006. The AAC related loss was greater in 2007 compared to 2006 primarily due to Gallagher’s equity basis portion of AAC losses, which included AAC’s impairment write-down of one of its investment managers and the write-off by AAC of professional fees capitalized by AAC related to an unsuccessful equity offering. The AAC related loss in 2006 was more favorable than the 2005 loss due primarily to Gallagher’s equity accounting portion of a 2005 AAC loss adjustment related to the sales and impairment of its investments in three of its private investment management firms. AAC’s 2006 loss included an adjustment from 2005 that AAC recognized in 2006 for taxes related to the sales and impairment of AAC’s investment in three of its private investment management firms.

On January 8, 2008, AAC entered into a reverse merger agreement with Tailwind Financial, Inc (AMEX: TNF) (Tailwind). In this proposed transaction, Tailwind will issue its common stock in exchange for 100% of the common stock of AAC. At closing, Tailwind will issue 10.6 million shares to AAC shareholders. An additional 2.5 million shares will be issued to AAC shareholders if certain earnout based performance milestones are met after a three year period. The proposed share amounts issued equate to a purchase price for AAC of $85.0 million plus an earnout of $20.0 million assuming an $8.00 price per Tailwind share. Current Tailwind shareholders will retain approximately 65% ownership in the surviving entity. The shares owned by AJG will be subject to trading restrictions. The contemplated transaction is subject to approval by AAC and Tailwind shareholders and the SEC.

Investment income from IRC Section 29-related Syn/Coal facilities consists of two pieces: income from unconsolidated facilities and income from consolidated facilities. Income from the unconsolidated facilities relates to the installment sale gains from the sales of Gallagher’s interests in limited partnerships that operate IRC Section 29-related Syn/Coal facilities. The decrease in income from these investments in 2007 compared to 2006 and 2006 compared to 2005 was primarily due to the estimated IRC Section 29 phase-out of 66% for 2007 compared to 33% for 2006 and no phase-out in 2005. Income from the consolidated facilities relates to Gallagher’s 98% (12% as of May 17, 2007) and 99% equity interests in two IRC Section 29-related Syn/Coal production facilities (only one facility was consolidated as of May 17, 2007) that are held by Gallagher to generate IRC Section 29-related Syn/Coal credits. The increase in income from these investments in 2007 compared to 2006 was primarily due to these facilities being operated throughout all of 2007 as compared with 2006, during which they were idled until June 12, 2006, offset by the negative impact of the estimated 33% increase in the IRC Section 29 phase-out in 2007 compared to 2006. The increase in income from these investments in 2006 was due to higher production in 2006 than in 2005.

Income from other alternative energy investments primarily relates to Gallagher’s equity interest in a “parent” company and related partnerships that own the rights to Biogas from landfills and the wells, infrastructure and a pipeline to capture, distribute and sell Biogas. The improvement in the loss from other alternative energy investments in 2007 compared to 2006 was primarily due to a decrease in the losses ($2.0 million) of the entity that operates the Biogas projects and the pipeline offset by a decrease ($1.0 million) in Biogas installment sale gains due primarily to the estimated 33% increase in the IRC Section 29 phase-out in 2007 compared to 2006. The decrease in income from these investments in 2006 was due to a $0.7 million decrease in the earnings, using equity method accounting, from the entity that operates the Biogas projects and the pipeline, a $0.4 million reduction in interest income from the same entity due to a conversion of a substantial portion of debt to equity in 2005, a $0.5 million reduction in fees primarily as a result of a catch-up payment received by Gallagher in 2005 as part of the Headwaters royalty settlement (discussed below) and a $0.5 million reduction in equity accounting income which ceased after the sale of a Biogas project in second quarter 2005.

Income from real estate, venture capital and other investments primarily relates to Gallagher’s portion of the earnings of these entities that are accounted for using equity method accounting, changes in market value of public company stock and in 2007, interest earnings related to the invested proceeds from Gallagher’s $400.0 million Note Purchase Agreement ($2.4 million), which was entered into on August 3, 2007. For 2006 and 2005, this income category included rental income of $ 4.9 million and $6.5 million, respectively, related to Gallagher’s 60% ownership interest in a limited partnership that, prior to December 2006, owned the building that Gallagher leases for its home office and several of its subsidiary operations. In December 2006, the real estate partnership sold Gallagher’s home office land and building. The 2006 decrease in income from this investment was due to an early termination fee from an unrelated party in 2005 and another unrelated tenant moving out of the building in January 2006. Prior to December 2006, this investment was consolidated into Gallagher’s consolidated financial statements. Also included in this income category is rental income related to Gallagher’s 90% ownership interest in an airplane leasing company that leases two cargo airplanes to the French Postal Service. The 2007 decrease in income from this investment ($3.4 million) was due to Gallagher selling its 90% ownership interest in January 2007. The 2006 decrease from this investment ($0.6 million) was primarily due to the renegotiation of the lease arrangement with the French Postal Service in December 2005. Prior to January 2007, this investment was consolidated into Gallagher’s consolidated financial statements. For 2006 and 2005, this income category included income (losses) from the investment in a low income housing (LIH) developer. There was a $1.9 million improvement in 2007 from a lack of losses generated under equity method accounting from the LIH developer due to Gallagher selling off its interests in the LIH developer in fourth quarter 2006. The decrease in 2006 compared to 2005 included Gallagher’s equity accounting portion of bad debt write-offs ($1.6 million) of the LIH developer. There was a distribution in 2007 from one of the venture capital funds that netted a $1.4 million gain to Gallagher, a $1.6 million improvement from 2006. Also impacting the decrease in 2006 was a decrease in fair value of the stock of a public company ($0.4 million) and a decrease in income from one of the venture capital funds ($0.6 million).

Investment gains (losses) primarily include realized gains and losses that occurred in the respective years related to impairments, dispositions and recoveries of venture capital investments and clean energy investments.

During 2007, Gallagher recognized a net gain of $3.2 million the main components of which were as follows: $14.5 million gain from an oil price derivative related to hedge position established for IRC Section 29-related tax credits, a $5.5 million loss as a result of equity method accounting related to the investment made to acquire an additional indirect ownership of 16% from existing owners of Chem-Mod, a $4.4 million loss to establish a reserve for the reclamation of a former coal production site and a $1.8 million impairment loss on a LIH bridge loan. The remaining $0.4 million net gain was from other transactions, none of which was greater than $0.3 million.

During 2006, Gallagher recognized a net investment loss of $25.1 million, the main components of which were as follows: a $2.2 million loss as a result of a fair market value adjustment for the option costs of clean energy related ventures C-Quest Technologies LLC and C-Quest Technologies International LLC, a $2.4 million loss as a result of the write-offs of its equity investments in the C-Quest entities, an $8.5 million loss on an oil price derivative instrument related to IRC Section 29-related investments, a $4.2 million loss on the sale of its 60% interest in the home office land and building, a $3.0 million loss on the sale of its interests in the LIH developer, a $2.7 million loss on the pending sale of its interests in the airplane leasing company and a $2.4 million loss related to the write-down of two waste-to-energy (Biomass) partnerships. The remaining $0.3 million net gain was from other transactions, none of which was greater than $0.2 million.

During 2005, Gallagher recognized a net $3.6 million investment gain related to assets impaired in prior years, the main components of which were as follows: $0.6 million gain on the sale of a shopping center investment, a $2.5 million loss as a result of the write-downs of substantial portions of Gallagher’s ownership interests in multi-pollutant reduction ventures Chem-Mod LLC and Chem-Mod International LLC, a $2.1 million dividend from its investment in Allied World Assurance Holdings, Ltd, a $1.3 million gain on the sale of a Biogas project and a $1.2 million gain on a recovery from a Biogas project that had previously been impaired. The remaining $0.9 million net gain was from other transactions, none of which was greater than $0.5 million.

The investment expenses in 2007 related to the unconsolidated facilities decreased compared to 2006 primarily due to a $6.5 million decrease in the Headwaters royalty (discussed below) as a result of the increased IRC Section 29 phase-out in 2007. The investment expenses in 2006 related to the unconsolidated facilities increased compared to 2005 primarily due to professional fee expenses. The investment expenses in 2007 related to the consolidated facilities decreased compared to 2006 due to an increase in production volume offset by the favorable impact on production expenses of the increased phase-out. The investment expenses in 2006 related to the consolidated facilities were relatively unchanged compared to 2005. The production volume increased marginally which was offset by the favorable impact on production expenses as a result of the phase-out.

The increase in investment expenses in 2007 related to compensation, professional fees and other expenses was due to an increase in incentive compensation and related benefits ($0.6 million), and an increase in operating expenses of the home office facility ($1.4 million), partially offset by a decrease in expenses related to the airplane leasing company ($0.6 million). The decrease in investment expenses in 2006 related to compensation, professional fees and other expenses was primarily due to a reduction in incentive compensation and related benefits ($1.8 million), a decrease in corporate overhead ($2.8 million), a decrease in franchise taxes ($0.7 million) and a decrease in professional fees ($1.1 million), which were offset by an increase in operating expenses of the home office facility ($1.2 million).

The increase in interest expense in 2007 compared to 2006 was primarily related to Gallagher’s $400.0 million Note Purchase Agreement ($10.9 million), which was entered into on August 3, 2007, plus interest incurred on the 2007 borrowings made under Gallagher’s unsecured multicurrency credit agreement ($4.6 million) (which was fully repaid on August 7, 2007), partially offset by a decrease in interest expense due to the sales of the home office building in December 2006 ($6.4 million) and the airplane leasing company in January 2007 ($1.5 million). Prior to the sale transactions, these two investments were consolidated into Gallagher’s Consolidated Financial Statements and had outstanding debt. The decrease in interest expense in 2006 compared to 2005 was due to selling a Biogas project in 2005 which had debt ($1.1 million) plus a reduction in interest ($2.0 million) on the Headwaters royalty settlement paid in first quarter 2006.

The decrease in depreciation expense in 2007 compared to 2006 was primarily due to the sale of the airplane leasing company ($3.4 million) and the deconsolidation of the Syn/Coal facility in 2007 ($2.0 million). The decrease in depreciation expense in 2006 compared to 2005 was primarily due to a decrease in depreciation expense of the home office facility ($2.9 million) and at one of the IRC Section 29-related Syn/Coal facilities ($1.0 million).

Litigation related matters in 2005 represented a pretax charge of $131.0 million ($84.2 million after tax) recorded by Gallagher in first quarter 2005. On February 11, 2005, a jury in the Fourth District Court for the State of Utah awarded damages against Gallagher’s subsidiary, AJG Financial Services, Inc. (AJGFS), and in favor of Headwaters Incorporated (Headwaters) in the amount of $175.0 million. AJGFS and Headwaters entered into a definitive agreement effective as of May 1, 2005 to settle this and all other litigation between the companies for $50.0 million, which was paid to Headwaters in May 2005. Additionally, AJGFS and Headwaters modified their existing licensing agreement, allowing AJGFS to utilize Headwaters’ technology on two of AJGFS’ synthetic fuel facilities in exchange for (i) $70.0 million, which was paid to Headwaters on January 4, 2006, and (ii) an annual royalty to Headwaters in 2005, 2006 and 2007. The 2005 litigation charge provides for amounts related to this settlement, including the $120.0 million of settlement costs, together with litigation, bonding and other costs of approximately $11.0 million. In connection with the Headwaters licensing agreement, Gallagher recorded $8.9 million, $15.4 million and $14.6 million of royalty expense in 2007, 2006 and 2005, respectively, which was included in investment expenses.

Gallagher anticipates reporting an effective tax rate of approximately 39.0% to 41.0% in both its Brokerage Segment and its Risk Management Segment for the foreseeable future, regardless of historical or future oil prices. In general, the overall effective income tax rate for Gallagher reflects the impact of tax credits generated by investments in limited partnerships that operate alternative energy projects (IRC Section 29) and low income housing, which are partially offset by state and foreign taxes. Gallagher’s annual effective tax rate, on a consolidated basis was 22.7% and 16.9% for 2007 and 2006, respectively. The rates for 2007 and 2006 reflect the impact of 66% (estimated) and 33% phase-outs of IRC Section 29-related tax credits, respectively and adjustments related to uncertain tax positions. There was no phase-out in 2005. During 2007, Gallagher resolved a number of income tax matters related to prior years and revised estimates of its tax reserves, which resulted in a net decrease in Gallagher’s tax reserves of $5.9 million. The effective income tax rate reported in 2005 was impacted by the marginal income tax (benefit) effect of the two previously discussed litigation related charges that Gallagher recorded in 2005. Due to the size and nature of the litigation charges, Gallagher recorded an income tax benefit in 2005 using an effective marginal income tax rate of 40.0% for the Brokerage related litigation charge and 35.7% for the Financial Services related litigation charge.

The law that provided for IRC Section 29 tax credits expired on December 31, 2007. Gallagher has utilized published 2007 Market Wellhead Prices, 2007 NYMEX crude oil prices, U.S. Department of Commerce 2007 inflation data and IRS published data for 2006 in arriving at its estimate of a 66% phase-out of tax credits for 2007. Inflation and wellhead price data has not yet been published for all of 2007, which necessitated estimates for months not yet published. The actual phase-out under IRC Section 29 will not be known until the IRS publishes actual tax credit and phase-out information in April 2008. Gallagher’s effective tax rate in 2008 will likely be approximately 39.0% to 41.0%.

Gallagher is an investor in two privately-owned clean energy ventures. Chem-Mod LLC (Chem-Mod), a multi-pollutant reduction venture, possesses rights, information and technology for the reduction of unwanted emissions created during the combustion of coal. As reported by Chem-Mod in a press release dated February 8, 2006, Chem-Mod has developed and is the exclusive licensee of a new proprietary emissions technology it refers to as The Chem-Mod™ Solution, which uses a dual injection sorbent system to reduce mercury, sulfur dioxide and other toxic emissions at coal-fired power plants. Substantial testing of The Chem-Mod™ Solution has been completed both in a laboratory environment and at seven full-scale commercial power plants, all yielding positive test results. Although Chem-Mod is in the early stages of commercializing the technology, the principal potential market for The Chem-Mod™ Solution is coal-fired power plants owned by utility companies. On October 17, 2007, Chem-Mod signed its first commercial license agreement with a utility company for use of The Chem-Mod™ Solution. Chem-Mod has indicated publicly that it believes The Chem-Mod™ Solution is a more cost-effective technology for reducing emissions in a manner consistent with the Environmental Protection Agency’s Clean Air Mercury Rules than other technologies currently in the marketplace. Gallagher, through a wholly-owned subsidiary, owns a 10% direct equity interest in Chem-Mod and had an option to acquire an additional 32% indirect equity interest in Chem-Mod. On December 28, 2007, Gallagher exercised one-half of its option for $5.5 million to acquire an additional indirect ownership of 16% from existing owners of Chem-Mod. The second half ($5.5 million) of the option, which was to expire on December 31, 2007, has been extended to June 30, 2008. The direct and indirect interests are accounted for using equity method accounting. Gallagher recognized a $5.5 million loss as a result of equity method accounting related to the additional investment made by Gallagher. In addition, Gallagher, through another wholly-owned subsidiary, owns a 20% direct equity interest in Chem-Mod International LLC, the exclusive licensee of The Chem-Mod™ Solution on a global basis, excluding the U.S. and Canada (Gallagher’s interests in Chem-Mod and Chem-Mod International LLC are collectively referred to herein as Chem-Mod Interests). Gallagher first began providing funding to Chem-Mod in June 2004. Currently, Gallagher’s carrying value with respect to its Chem-Mod Interests is approximately $0.9 million. Gallagher also has additional funding commitments of approximately $0.5 million. Chem-Mod continues to test and market its technology in an effort to secure more commercial licenses. While Gallagher currently believes that its Chem-Mod Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

On April 19, 2006, Gallagher funded $4.7 million related to another clean energy venture formed by the founders of Chem-Mod, C-Quest Technologies LLC (C-Quest). C-Quest possesses rights, information and technology for the reduction of carbon dioxide emissions created by burning fossil fuels. Preliminary laboratory testing of C-Quest’s technologies has been completed yielding promising results. Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest and has an option to acquire an additional 22% direct interest in C-Quest. In addition, Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest Technologies International LLC (C-Quest International), and has an option to acquire an additional 22% direct interest in C-Quest International, which possesses rights to use information and technology of C-Quest on a global basis, excluding the U.S. and Canada (the equity interest and option rights in C-Quest and C-Quest International are collectively referred to herein as C-Quest Interests). Currently, Gallagher’s carrying value with respect to its C-Quest Interests are $0.1 million. Gallagher’s options to acquire the additional 22% direct interest in C-Quest and C-Quest International are exercisable at any time on or prior to April 18, 2010 at an exercise price of $5.5 million for each option ($11.0 million total). While Gallagher currently believes that its C-Quest Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

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

Cash Flows From Operating Activities

Gallagher’s primary source for meeting its cash requirements historically has depended upon Gallagher’s ability to generate positive cash flows from its operating activities. However, to fund repurchases of its common stock and acquisitions made during 2007, Gallagher relied to a large extent on proceeds from the Note Purchase Agreement (as described below) and borrowings under its Credit Agreement. Management believes that Gallagher will have adequate resources to meet its liquidity needs in the foreseeable future.

Cash provided by operating activities was $252.3 million, $104.7 million and $189.4 million for 2007, 2006 and 2005, respectively. The increase in cash provided by operating activities in 2007 compared to 2006, and the decrease in cash provided by operating activities in 2006 compared to 2005, was primarily due to the $92.1 million of payments made for Headwaters litigation in first quarter 2006 related to a 2005 settlement and to the $26.9 million Gallagher paid into a fund in first quarter 2006 to be distributed to certain eligible policyholder clients under the AVC. Gallagher’s cash flows from operating activities are primarily derived from its earnings from operations, as adjusted for realized gains and losses and its non-cash expenses, which include depreciation, amortization, deferred compensation, restricted stock and stock-based compensation expenses.

Net cash outflows related to charges incurred for litigation and retail contingent commission related matters had a negative impact on Gallagher’s net cash provided by operating activities in 2007 and 2006. Gallagher anticipates that any contingent commission matters in 2008 will be funded by net cash flows from operating activities. If net cash flows from operating activities do not provide the necessary cash flow to cover the contingent commission matters, then Gallagher may use borrowings under its Credit Agreement to meet its short-term cash flow needs.

When assessing Gallagher’s overall liquidity, the focus should be on earnings from operations, adjusted for non-cash items, in the statement of earnings and cash provided by operating activities in the statement of cash flows as indicators of trends in liquidity. From a balance sheet perspective, the focus should not be on premium and fees receivable, premiums payable or restricted cash for trends in liquidity. Because of the variability in the timing of premiums and fees receivable and premiums payable, net cash flows provided by operations may vary substantially from quarter-to-quarter and year-to-year related to these items. In order to consider these items in assessing trends in liquidity for Gallagher, they should be looked at in a combined manner, because changes in these balances are interrelated and are based on the timing of premium movement. In addition, funds legally restricted as to Gallagher’s use related to premiums and clients’ claim funds held as fiduciary funds, are presented in Gallagher’s consolidated balance sheet as “Restricted cash” and have not been included in determining Gallagher’s overall liquidity.

Cash Flows From Financing Activities

At December 31, 2007, Gallagher had $400.0 million of corporate related borrowings outstanding under its Note Purchase Agreement and a cash and cash equivalent balance of $255.9 million. Gallagher also has a $450.0 million Credit Agreement it uses from time-to-time to borrow funds to supplement operating cash flows. Due to outstanding letters of credit, $433.1 million remained available for potential borrowings under the Credit Agreement at December 31, 2007.

On August 3, 2007, Gallagher entered into a Note Purchase Agreement with certain accredited institutional investors (the Purchasers), pursuant to which Gallagher issued and sold to the Purchasers $100.0 million in aggregate principal amount of Gallagher’s 6.26% Senior Notes, Series A, due August 3, 2014 and $300.0 million in aggregate principal amount of Gallagher’s 6.44% Senior Notes, Series B, due August 3, 2017 in a private placement (collectively the Notes). See Note 8 to the Consolidated Financial Statements for a discussion of the terms of the Note Purchase Agreement. During 2007 and 2006, Gallagher borrowed and repaid $283.9 million and $37.0 million, respectively, under the Credit Agreement. Principal uses of the borrowings under the Credit Agreement in 2007 were to fund acquisitions and earn-out payments related to acquisitions completed prior to 2007 and to fund stock repurchases. Borrowings outstanding under the Credit Agreement in 2007 were fully repaid in third quarter 2007 using proceeds from the Note Purchase Agreement. The remaining net proceeds from the Note Purchase Agreement were principally used for acquisitions and stock repurchases. Principal uses of the borrowings under the Credit Agreement in 2006 were used to fund Gallagher’s short-term cash flow needs and were fully repaid in third quarter 2006 using cash flows from operations.

The Note Purchase Agreement and the Credit Agreement contain various covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2007.

Dividends - In 2007, Gallagher declared $117.9 million in cash dividends on its common stock, or $1.24 per common share. Gallagher’s dividend policy is determined by the Board of Directors. Quarterly dividends are declared after considering Gallagher’s available cash from earnings and its anticipated cash needs. On January 15, 2008, Gallagher paid a fourth quarter dividend of $.31 per common share to shareholders of record at December 31, 2007, a 3.3% increase over the fourth quarter dividend per share in 2006. On January 24, 2008, Gallagher announced an increase in its quarterly dividend for the first quarter of 2008 from $.31 to $.32 per common share, a 3.2% increase over 2007. If each quarterly dividend in 2008 is $.32 per common share, this increase in the dividend will result in an annualized increase in the net cash used by financing activities in 2008 of approximately $3.7 million.

Common Stock Repurchases - Gallagher has a common stock repurchase plan that has been approved by the Board of Directors. Under the plan, Gallagher repurchased 9.2 million shares at a cost of $260.8 million and 1.1 million shares at a cost of $31.3 million in 2007 and 2006, respectively. Gallagher did not repurchase any shares under the plan in 2005 primarily due to anticipated cash needs to fund the Headwaters and AVC related payments in 2005 and 2006. Repurchased shares are generally held for reissuance in connection with Gallagher’s equity compensation and stock option plans. Under the provisions of the repurchase plan, at December 31, 2007, Gallagher was authorized to repurchase approximately 2.8 million additional shares. The plan authorizes the repurchase of Gallagher’s common stock at such times and prices as Gallagher may deem advantageous, in transactions on the open market or in privately negotiated transactions. Gallagher is under no commitment or obligation to repurchase any particular amount of common stock, and the share repurchase plan can be suspended at any time at Gallagher’s discretion. Funding for share repurchases may come from a variety of sources, including cash from operations, short-term or long-term borrowings under Gallagher’s loan, line of credit or other sources. The common stock repurchases reported in the consolidated cash flow statement for 2007 also include 37,000 shares (at a cost of $1.0 million) that were repurchased by Gallagher from its employees to cover their income tax withholding obligations in connection with 2007 restricted stock distributions. Under these circumstances, Gallagher will withhold the proceeds from the repurchases and remit them to the taxing authorities on the employees’ behalf to cover their income tax withholding obligations. The common stock repurchases reported in the consolidated cash flow statement for 2006 also include 23,000 shares (at a cost of $0.7 million) that were repurchased by Gallagher to settle escrow obligations in connection with two acquisitions made prior to 2006 and 47,000 shares (at a cost of $1.3 million) that were repurchased from its employees to cover their income tax withholding obligations in connection with 2006 restricted stock distributions. The common stock repurchases reported in the consolidated cash flow statement for 2005 represent 76,000 shares (at a cost of $2.2 million) that were repurchased by Gallagher from its employees to cover their income tax withholding obligations in connection with 2005 restricted stock distributions.

Another source of liquidity to Gallagher is the issuance of its common stock pursuant to its stock option and employee stock purchase plans. Proceeds from issuance of common stock under these plans were $22.2 million in 2007, $24.1 million in 2006 and $28.1 million in 2005. Gallagher has four stock option plans for directors, officers and key employees of Gallagher and its subsidiaries. The options are primarily granted at the fair value of the underlying shares at the date of grant and generally become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. In addition, Gallagher has an employee stock purchase plan which allows Gallagher’s employees to purchase its common stock at 85% of its fair market value. Proceeds from the issuance of its common stock related to these plans have contributed favorably to net cash provided by financing activities and Gallagher believes this favorable trend will continue in the foreseeable future.

Cash Flows From Investing Activities

Capital Expenditures - Net capital expenditures were $40.7 million, $33.0 million and $23.4 million for 2007, 2006 and 2005, respectively. In 2008, Gallagher expects total expenditures for capital improvements to be approximately $40.0 million, primarily related to office moves and expansions and updating computer systems and equipment. The increase in net capital expenditures in 2007 primarily related to capitalized costs associated with the implementation of new accounting and financial reporting systems and several other system initiatives.

Acquisitions - Cash paid for acquisitions, net of cash acquired, was $215.0 million, $80.8 million and $32.9 million in 2007, 2006 and 2005, respectively. The increased use of cash for acquisitions in 2007 compared to 2006 was due to the increase in the number of acquisitions made in 2007. The increased use of cash for acquisitions in 2006 compared to 2005 correlates with the reduction in the use of common stock to fund acquisition activity in 2006. Gallagher completed twenty-one, eleven and ten acquisitions in 2007, 2006 and 2005, respectively.

During 2007, Gallagher issued 322,000 shares of its common stock, paid $1.7 million in cash and accrued $1.7 million in current liabilities related to earnout obligations of fourteen acquisitions made prior to 2007 and recorded additional goodwill of $26.4 million. During 2006, Gallagher issued 136,000 shares of its common stock, paid $8.9 million in cash and accrued $7.0 million in current liabilities related to earnout obligations of fifteen acquisitions made prior to 2006 and recorded additional goodwill of $17.0 million. During 2005, Gallagher issued 439,000 shares of its common stock and paid $1.8 million in cash and accrued $2.7 million in current liabilities related to earnout obligations of eight acquisitions made prior to 2005 and recorded additional goodwill of $15.3 million.

Dispositions - Prior to January 25, 2007, Gallagher owned 90% of an airplane leasing company that leases two cargo airplanes to the French Postal Service. On December 22, 2006, Gallagher agreed to sell its 90% interest in the airplane leasing company and recognized a $2.7 million pretax loss in the Financial Services Segment in its 2006 Consolidated Financial Statements. On January 25, 2007, the transaction closed and Gallagher received cash of $40.7 million and extinguished related debt of $27.9 million. On December 7, 2006, the real estate partnership that owned Gallagher’s home office land and building, in which Gallagher has a 60% ownership interest, sold Gallagher’s home office land and building. As a result of the sale, Gallagher received cash proceeds of $7.9 million, extinguished related debt of $75.2 million and recognized a $4.2 million pretax loss in the Financial Services Segment.

On May 17, 2007, the manager of a Syn/Coal production facility in which Gallagher had a 98% equity interest exercised its right to reduce Gallagher’s equity interest to 12% through a non-cash transaction.

During 2007, 2006 and 2005, Gallagher sold several small books of business and recognized one-time gains of $7.1 million, $4.5 million and $1.5 million, respectively, which approximated the cash proceeds received related to these transactions.

In first quarter 2005, Gallagher entered into an agreement to sell the net assets of Northshore International Insurance Services (NiiS), a medical claims management and auditing services provider, for cash of $4.8 million. Gallagher recognized a pretax loss of $12.7 million ($12.3 million after tax loss) in first quarter 2005 in connection with the sale. Also, in first quarter 2005, Gallagher entered into an agreement to sell all of the stock of Gallagher Benefit Administrators, Inc. (GBA), a third party employee benefit claim payment administrator, for cash of $9.2 million and a promissory note in the amount of $4.4 million. Gallagher recognized a pretax gain of $9.6 million ($6.8 million after tax gain) in first quarter 2005 in connection with the sale. The promissory note had a 10% fixed rate of interest, with interest only payments payable monthly through August 22, 2007, when the note was scheduled to mature. During fourth quarter 2006, Gallagher changed its medical plan administrator and recorded a medical plan termination charge. In connection with this termination charge, Gallagher forgave the $4.4 million promissory note, plus the accrued interest as of the settlement date. In second quarter 2005, Gallagher sold its ownership interests in the limited partnership that owns the Florida Community Development investment. Pursuant to the transaction, Gallagher received cash of $25.7 million and recorded a pretax gain of $12.6 million ($7.6 million after tax gain) in second quarter 2005 in connection with the sale. See Note 5 to the Consolidated Financial Statements for an additional discussion on the 2005 business dispositions.

Gallagher believes it has sufficient capital to meet its short- and long-term cash flow needs. Except for 2005, Gallagher’s earnings from continuing operations before income taxes have increased year over year since 1991. In 2005, earnings from continuing operations before income taxes were adversely impacted by charges incurred for the litigation and retail contingent commission related matters and the claims handling obligations. Gallagher expects the historically favorable trend in earnings from continuing operations before income taxes to continue in the foreseeable future because it intends to continue to expand its business through organic growth from existing operations and growth through acquisitions. Additionally, Gallagher anticipates that it will continue to use cash flows from operations and, if needed, borrowings under the Credit Agreement to fund acquisitions and stock repurchases. In addition, Gallagher may from time-to-time consider other alternatives for longer-term funding sources. Such alternatives could include raising additional capital through public or private debt markets, equity markets, or restructuring its operations in the event that cash flows from operations are reduced dramatically due to lost business.

Contractual Obligations and Commitments

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations and commitments. See Notes 3, 8 and 17 to the Consolidated Financial Statements for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to its Note Purchase Agreement, Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2007 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	2008	2009	2010	2011	2012	Thereafter	Total
Note Purchase Agreement	$-	$-	$-	$-	$-	$400.0	$400.0
Credit Agreement	-	-	-	-	-	-	-
Investment related borrowings:
Syn/Coal facility purchase note (1)	-	-	-	-	-	-	-

Total debt obligations	-	-	-	-	-	400.0	400.0
Operating lease obligations	61.3	52.7	46.0	39.1	29.2	44.6	272.9
Less sublease arrangements	(1.8)	(1.5)	(1.6)	(1.6)	(1.4)	(0.3)	(8.2)
Outstanding purchase obligations	8.4	1.9	0.6	0.6	0.4	-	11.9

Total contractual obligations	$67.9	$53.1	$45.0	$38.1	$28.2	$444.3	$676.6

(1)	The periodic payments under the Syn/Coal facility purchase note were deferred in 2007 and are due not later than January 15, 2009. The payment of this obligation is affected by the estimated substantial IRC Section 29 phase-out during 2007. As a result of the phase-out, Gallagher currently estimates that no payments will be made related to this obligation.

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation. In addition, due to the uncertainty with respect to the timing of future cash flows associated with Gallagher’s unrecognized tax benefits at December 31, 2007, Gallagher is unable to make reasonably reliable estimates of the period of cash settlement with the respective taxing authority. Therefore, $56.0 million of unrecognized tax benefits have been excluded from the contractual obligations table above. See Note 18 to the Consolidated Financial Statements for a discussion on income taxes.

Note Purchase Agreement - On August 3, 2007, Gallagher entered into a Note Purchase Agreement with certain accredited institutional investors (the Purchasers), pursuant to which Gallagher issued and sold to the Purchasers $100.0 million in aggregate principal amount of Gallagher’s 6.26% Senior Notes, Series A, due August 3, 2014 and $300.0 million in aggregate principal amount of Gallagher’s 6.44% Senior Notes, Series B, due August 3, 2017 in a private placement. See Note 8 to the Consolidated Financial Statements for a discussion of the terms of the Note Purchase Agreement.

Credit Agreement - Gallagher has a $450.0 million Credit Agreement it uses to post letters of credit (LOCs) and from time-to-time to borrow to supplement operating cash flows. At December 31, 2007, $16.9 million of LOCs (of which Gallagher has $10.3 million of liabilities recorded at December 31, 2007) were outstanding under the Credit Agreement, some of which related to Gallagher’s investments as discussed in Note 3 to the Consolidated Financial Statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2007. Accordingly, at December 31, 2007, $433.1 million remained available for potential borrowings, of which $108.1 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 8 to the Consolidated Financial Statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Notes 3 and 8 to the Consolidated Financial Statements, the consolidated balance sheet includes no investment related borrowings at December 31, 2007 and $34.8 million at December 31, 2006 of borrowings related to Gallagher’s investment related enterprises, none of which is recourse to Gallagher.

Operating Lease Obligations - Gallagher generally operates in leased premises. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses, which are generally related to increases in an inflation index.

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the contractual obligations table above represents the aggregate amount of unrecorded purchase obligations that Gallagher has outstanding at December 31, 2007. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Arrangements

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding LOCs and funding commitments at December 31, 2007 were as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts Committed
Off-Balance Sheet Commitments	2008	2009	2010	2011	2012	Thereafter
Investment related:
Letters of credit	$-	$-	$-	$-	$-	$16.9	$16.9
Funding commitments	0.5	0.2	-	-	-	0.6	1.3

Total commitments	$0.5	$0.2	$-	$-	$-	$17.5	$18.2

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Notes 3 and 17 to the Consolidated Financial Statements for a discussion of Gallagher’s outstanding LOCs and funding commitments. All of the LOCs represent multiple year commitments and have annual, automatic renewing provisions and are classified by the latest commitment date.

Since January 1, 2002, Gallagher acquired eighty-five companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2007 acquisitions are disclosed in Note 4 to the Consolidated Financial Statements. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as additional goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding at December 31, 2007 was $134.8 million and related to acquisitions made by Gallagher in the period from 2004 to 2007.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, as appropriate, depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees are not consolidated in Gallagher’s consolidated balance sheet at December 31, 2007 and 2006. However, the December 31, 2007 and 2006 balance sheets of these unconsolidated investments do not contain any amounts of outstanding debt that are recourse to Gallagher.

At December 31, 2007, Gallagher had posted a $4.4 million LOC related to the reclamation of a former coal production site, for which it had a recorded liability of $4.4 million. At December 31, 2007, Gallagher had posted two LOCs totaling $6.8 million for the benefit of two insurance companies related to Gallagher’s self-insurance deductibles, for which it had a recorded liability of $5.9 million. Gallagher has an equity investment in a rent-a-captive facility, formed in 1997, which Gallagher uses as a placement facility for certain of its insurance brokerage operations. At December 31, 2007, Gallagher had posted $5.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Quantitative and Qualitative Disclosure about Market Risk

Gallagher is exposed to various market risks in its day-to-day operations. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest and foreign currency exchange rates and equity prices. The following analyses present the hypothetical loss in fair value of the financial instruments held by Gallagher at December 31, 2007 that are sensitive to changes in interest rates and equity prices. The range of changes in interest rates used in the analyses reflects Gallagher’s view of changes that are reasonably possible over a one-year period. This discussion of market risks related to Gallagher’s consolidated balance sheet includes estimates of future economic environments caused by changes in market risks. The effect of actual changes in these market risk factors may differ materially from Gallagher’s estimates. In the ordinary course of business, Gallagher also faces risks that are either nonfinancial or unquantifiable, including credit risk and legal risk. These risks are not included in the following analyses.

Gallagher’s invested assets are primarily held as cash and cash equivalents, which are subject to various market risk exposures such as interest rate risk. The fair value of Gallagher’s cash and cash equivalents investment portfolio at December 31, 2007 approximated its carrying value due to its short-term duration. Market risk was estimated as the potential decrease in fair value resulting from a hypothetical one-percentage point increase in interest rates for the instruments contained in the cash and cash equivalents investment portfolio. The resulting fair values were not materially different from the carrying values at December 31, 2007.

Gallagher has other investments that have valuations that are indirectly influenced by equity market and general economic conditions, which can change rapidly. In addition, some investments require direct and active financial and operational support from Gallagher. A future material adverse effect may result from changes in market conditions or if Gallagher elects to withdraw financial or operational support.

At December 31, 2007, Gallagher had $400.0 million of borrowings outstanding under its Note Purchase Agreement. The fair value of these borrowings at December 31, 2007 was $395.6 million due to their long-term duration and fixed interest rates. Market risk was estimated as the potential increase in fair value resulting from a hypothetical one-percentage point decrease in Gallagher’s weighted average borrowing rate at December 31, 2007 and the resulting fair values would be $27.5 million higher than their carrying value.

At December 31, 2007, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would approximate their carrying value due to their short-term duration and variable interest rates. Market risk would be estimated as the potential increase in fair value resulting from a hypothetical one-percentage point decrease in Gallagher’s weighted average short-term borrowing rate at December 31, 2007 and the resulting fair values would not be materially different from their carrying value.

During 2007, Gallagher had an arrangement with an unaffiliated third party which constituted a call spread on oil futures that created a financial hedge, which was designed to generate gains to Gallagher in the event of certain levels of increased oil prices. This hedge was not intended to be a “perfect hedge” for accounting purposes, but was intended to mitigate a substantial portion of the negative impact to Gallagher of increased oil prices. Any hedging gains were designed to offset a portion of the expenses associated with operating Gallagher’s IRC Section 29-Syn/Coal facilities in the event of a phase-out of IRC Section 29 tax credits, which phase-outs were based on oil prices averaging certain levels for calendar year 2007. Gallagher made an up-front payment of $2.7 million to enter into this financial hedge, which was marked to market value throughout 2007 as part of the Financial Services Segment’s operating results. The contract was due to expire on December 31, 2007. In November 2007, Gallagher sold this oil price derivative for
$17.2 million and realized a gain of $14.5 million that was included in the Financial Services Segment’s 2007 operating results.

Gallagher is subject to foreign currency exchange rate risk primarily from its U.K. based subsidiaries that incur expenses denominated primarily in British pounds while receiving a substantial portion of their revenues in U.S. dollars. In addition, Gallagher is subject to foreign currency exchange rate risk from its Canadian and Australian operations due to transacting business in their local denominated currencies. Foreign currency gains (losses) related to this market risk are recorded in earnings from continuing operations before income taxes as they are incurred. Assuming a hypothetical adverse change of 10% in the average foreign currency exchange rate for 2007 (a weakening of the U.S. dollar), earnings from continuing operations before income taxes would decrease by approximately $9.0 million. Gallagher is also subject to foreign currency exchange rate risk associated with the translation of its foreign subsidiaries into U.S. dollars. However, it is management’s opinion that this foreign currency exchange risk is not material to Gallagher’s consolidated operating results or financial position. Gallagher manages the balance sheets of its foreign subsidiaries, where possible, such that foreign liabilities are matched with equal foreign assets thereby maintaining a “balanced book” which minimizes the effects of currency fluctuations. Historically, Gallagher has rarely entered into derivatives or other similar financial instruments for hedging, trading or speculative purposes. However, with respect to managing foreign currency exchange rate risk in the U.K., Gallagher periodically purchased financial instruments when market opportunities arose to minimize its exposure to this risk. The impact of this hedging strategy was not material to Gallagher’s Consolidated Financial Statements for 2007, 2006 or 2005.

Arthur J. Gallagher & Co.

Consolidated Statement of Earnings

(In millions, except per share data)

	Year Ended December 31,
	2007	2006	2005
Commissions	$863.2	$790.4	$733.4
Retail contingent commissions	4.1	2.5	28.8
Fees	656.2	583.7	534.6
Investment income - Brokerage and Risk Management	34.2	31.5	19.6
Investment income - Financial Services	62.4	87.1	108.9
Investment gains (losses)	3.2	(25.1)	3.6

Total revenues	1,623.3	1,470.1	1,428.9

Compensation	911.6	838.7	750.6
Operating	342.0	303.6	294.9
Investment expenses	95.0	103.7	104.9
Interest	16.0	8.5	11.6
Depreciation	29.3	30.9	31.8
Amortization	29.3	21.2	17.6
Litigation related matters	-	-	131.0
Retail contingent commission related matters	-	9.0	73.6

Total expenses	1,423.2	1,315.6	1,416.0

Earnings from continuing operations before income taxes	200.1	154.5	12.9
Provision (benefit) for income taxes	45.5	26.1	(26.2)

Earnings from continuing operations	154.6	128.4	39.1

Discontinued operations:
Earnings (loss) from discontinued operations before income taxes	(18.3)	(1.4)	(15.5)
Gain on disposal of operations	-	-	9.5
Provision (benefit) for income taxes	(2.5)	(1.5)	2.3

Earnings (loss) from discontinued operations	(15.8)	0.1	(8.3)

Net earnings	$138.8	$128.5	$30.8

Basic net earnings (loss) per share:
Earnings from continuing operations	$1.61	$1.32	$.42
Earnings (loss) from discontinued operations	(.16)	-	(.09)

Net earnings	$1.45	$1.32	$.33

Diluted net earnings (loss) per share:
Earnings from continuing operations	$1.59	$1.31	$.41
Earnings (loss) from discontinued operations	(.16)	-	(.09)

Net earnings	$1.43	$1.31	$.32

Dividends declared per common share	$1.24	$1.20	$1.12

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Balance Sheet

(In millions)

	December 31,
	2007	2006
Cash and cash equivalents	$255.9	$208.0
Restricted cash	601.4	588.9
Unconsolidated investments - current	7.5	49.2
Premiums and fees receivable	1,303.7	1,422.3
Other current assets	107.3	107.8

Total current assets	2,275.8	2,376.2
Unconsolidated investments - noncurrent	26.3	32.5
Fixed assets related to consolidated investments - net	1.9	32.5
Other fixed assets - net	86.0	70.6
Deferred income taxes	292.6	286.8
Other noncurrent assets	118.0	91.8
Goodwill - net	440.6	316.6
Amortizable intangible assets - net	315.6	213.1

Total assets	$3,556.8	$3,420.1

Premiums payable to insurance and reinsurance companies	$1,874.0	$1,958.8
Accrued compensation and other accrued liabilities	281.3	316.4
Unearned fees	44.1	39.7
Income taxes payable	-	51.0
Other current liabilities	32.8	26.5
Corporate related borrowings	-	-
Investment related borrowings - current	-	8.9

Total current liabilities	2,232.2	2,401.3
Corporate related borrowings - noncurrent	400.0	-
Investment related borrowings - noncurrent	-	25.9
Other noncurrent liabilities	209.1	128.8

Total liabilities	2,841.3	2,556.0

Stockholders’ equity:
Common stock - issued and outstanding 92.0 shares in 2007 and 98.4 shares in 2006	92.0	98.4
Capital in excess of par value	120.2	285.7
Retained earnings	495.9	475.0
Accumulated other comprehensive earnings	7.4	5.0

Total stockholders’ equity	715.5	864.1

Total liabilities and stockholders’ equity	$3,556.8	$3,420.1

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Cash Flows

(In millions)

	Year Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Earnings from continuing operations	$154.6	$128.4	$39.1
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities:
Net loss (gain) on investments and other	(3.2)	25.1	(3.6)
Depreciation and amortization	58.6	52.1	49.4
Amortization of deferred compensation and restricted stock	6.7	8.6	7.2
Stock-based compensation expense	12.3	16.0	8.9
Increase in restricted cash	32.0	(55.7)	(29.4)
Decrease (increase) in premiums receivable	144.4	(1.1)	(51.0)
(Decrease) increase in premiums payable	(152.2)	16.1	67.2
Decrease (increase) in other current assets	36.8	(10.8)	6.9
Net change in accrued compensation and other accrued liabilities	(38.9)	(50.9)	105.6
Net change in fees receivable/unearned fees	(1.1)	(9.8)	14.9
Net change in income taxes payable	(4.6)	26.4	(0.2)
Tax benefit from issuance of common stock	-	-	10.6
Net change in deferred income taxes	(4.2)	(41.1)	(84.0)
Other	13.9	(3.0)	60.9

Net cash provided by operating activities of continuing operations	255.1	100.3	202.5
Earnings (loss) from discontinued operations	(15.8)	0.1	(8.3)
Depreciation and amortization from discontinued operations	13.0	4.3	4.7
Net gain on sales of discontinued operations	-	-	(9.5)

Net cash provided by operating activities	252.3	104.7	189.4

Cash flows from investing activities:
Net additions to fixed assets	(40.7)	(33.0)	(23.4)
Cash paid for acquisitions, net of cash acquired	(215.0)	(80.8)	(32.9)
Proceeds from sales of discontinued operations	-	-	37.6
Proceeds from sale of consolidated operations	0.7	7.9	-
Net proceeds from investment transactions	9.1	10.0	3.5

Net cash used by investing activities	(245.9)	(95.9)	(15.2)

Cash flows from financing activities:
Proceeds from issuance of common stock	22.2	24.1	28.1
Tax benefit from issuance of common stock	3.4	7.9	-
Repurchases of common stock	(261.8)	(33.3)	(2.2)
Dividends paid	(118.8)	(114.4)	(102.3)
Borrowings on line of credit facilities	283.9	37.0	1.9
Repayments on line of credit facilities	(283.9)	(37.0)	(0.1)
Borrowings of corporate related long-term debt	400.0	-	-
Borrowings of investment related long-term debt	-	-	0.1
Repayments of investment related long-term debt	(3.5)	(2.9)	(6.5)

Net cash provided (used) by financing activities	41.5	(118.6)	(81.0)

Net increase (decrease) in cash and cash equivalents	47.9	(109.8)	93.2
Cash and cash equivalents at beginning of year	208.0	317.8	224.6

Cash and cash equivalents at end of year	$255.9	$208.0	$317.8

Supplemental disclosures of cash flow information:
Interest paid	$5.2	$9.3	$12.7
Income taxes paid	47.8	30.6	47.0

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Consolidated Statement of Stockholders’ Equity

(In millions)

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Earnings (Loss)	Total
	Shares	Amount
Balance at December 31, 2004	92.1	$92.1	$129.9	$539.0	$-	$761.0
Net earnings	-	-	-	30.8	-	30.8
Net change in pension asset/liability, net of taxes of $4.0 million	-	-	-	-	(6.2)	(6.2)
Unrealized loss on foreign currency hedge, net of taxes of $0.2 million	-	-	-	-	(0.4)	(0.4)

Comprehensive earnings						24.2
Compensation expense related to stock option plan grants	-	-	8.9	-	-	8.9
Tax benefit from issuance of common stock	-	-	10.6	-	-	10.6
Common stock issued in:
Eleven purchase transactions	1.3	1.3	36.1	-	-	37.4
Stock option plans	1.6	1.6	17.8	-	-	19.4
Employee stock purchase plan	0.4	0.4	8.3	-	-	8.7
Deferred compensation/restricted stock	0.4	0.4	6.8	-	-	7.2
Common stock repurchases	(0.1)	(0.1)	(2.1)	-	-	(2.2)
Cash dividends declared on common stock	-	-	-	(106.1)	-	(106.1)

Balance at December 31, 2005	95.7	95.7	216.3	463.7	(6.6)	769.1
Net earnings	-	-	-	128.5	-	128.5
Net change in pension asset/liability, net of taxes of $4.0 million	-	-	-	-	6.2	6.2
Net change in value of foreign hedge, net of taxes of $0.2 million	-	-	-	-	0.4	0.4

Comprehensive earnings						135.1
Impact of new pension accounting standard net of taxes of $3.4 million - See Note 2	-	-	-	-	5.0	5.0
Compensation expense related to stock option plan grants	-	-	15.7	-	-	15.7
Tax benefit from issuance of common stock	-	-	7.9	-	-	7.9
Common stock issued in:
Thirteen purchase transactions	1.8	1.8	47.3	-	-	49.1
Stock option plans	1.3	1.3	14.0	-	-	15.3
Employee stock purchase plan	0.4	0.4	8.4	-	-	8.8
Deferred compensation/restricted stock	0.4	0.4	8.2	-	-	8.6
Common stock repurchases	(1.2)	(1.2)	(32.1)	-	-	(33.3)
Cash dividends declared on common stock	-	-	-	(117.2)	-	(117.2)

Balance at December 31, 2006	98.4	98.4	285.7	475.0	5.0	864.1
Net earnings	-	-	-	138.8	-	138.8
Net change in pension asset/liability, net of taxes of $1.0 million	-	-	-	-	(1.4)	(1.4)
Foreign currency translation, net of taxes of $2.0 million	-	-	-	-	3.8	3.8

Comprehensive earnings						141.2
Compensation expense related to stock option plan grants	-	-	12.3	-	-	12.3
Tax benefit from issuance of common stock	-	-	3.4	-	-	3.4
Common stock issued in:
Seventeen purchase transactions	1.6	1.6	43.7	-	-	45.3
Stock option plans	0.7	0.7	12.2	-	-	12.9
Employee stock purchase plan	0.4	0.4	8.9	-	-	9.3
Deferred compensation/restricted stock	0.1	0.1	6.6	-	-	6.7
Common stock repurchases	(9.2)	(9.2)	(252.6)	-	-	(261.8)
Cash dividends declared on common stock	-	-	-	(117.9)	-	(117.9)

Balance at December 31, 2007	92.0	$92.0	$120.2	$495.9	$7.4	$715.5

See notes to consolidated financial statements.

Arthur J. Gallagher & Co.

Notes to Consolidated Financial Statements

December 31, 2007

1.	Summary of Significant Accounting Policies

Nature of Operations - Arthur J. Gallagher & Co. (Gallagher) provides insurance brokerage and risk management services to a wide variety of commercial, industrial, institutional and governmental organizations. Commission and fee revenue generated by the Brokerage Segment is primarily related to the negotiation and placement of insurance for its clients. Fee revenue generated by the Risk Management Segment is primarily related to claims management, information management, risk control services and appraisals in the property/casualty (P/C) market. Investment income and other revenue is generated from Gallagher’s investment portfolio, which includes invested cash, fiduciary funds, tax advantaged and other investments. Gallagher is headquartered in Itasca, Illinois, has operations in fourteen countries and does business in more than 100 countries globally through a network of correspondent brokers and consultants.

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

See Note 5 to the consolidated financial statements for a discussion on the amounts reclassified to discontinued operations related to Gallagher’s global reinsurance and Irish wholesale brokerage businesses.

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

Brokerage expense is deducted from gross revenues in the determination of Gallagher’s total revenues. Brokerage expense represents commissions paid to sub-brokers related to the placement of certain business by Gallagher’s Brokerage Segment. This expense is recognized in the same manner as commission revenues.

Premiums and fees receivable in the accompanying consolidated balance sheet are net of allowances for estimated policy cancellations and doubtful accounts. The allowance for estimated policy cancellations was $5.5 million and $4.9 million at December 31, 2007 and 2006, respectively, which represents a reserve for future reversals in commission and fee revenues related to the potential cancellation of client insurance policies that were in force as of year-end. The allowance for doubtful accounts was $6.7 million and $7.5 million at December 31, 2007 and 2006, respectively. The allowance for estimated policy cancellations is established through a charge to revenues, while the allowance for doubtful accounts is established through a charge to other operating expenses. Both of these allowances are based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews the adequacy of these allowances and makes adjustments as necessary. The use of different estimates or assumptions could produce different results.

Investment income primarily includes interest income, dividend income, net realized and unrealized gains (losses), income (loss) from equity investments, installment gains, income from consolidated investments and gains on sales of operations. Interest income is accrued as it is earned. Income (loss) from equity investments represents Gallagher’s proportionate share of income or losses from investments accounted for using the equity method.

Claims Handling Obligations - Based on legal interpretations and accounting guidance issued by the Institute of Chartered Accountants in the U.K. in 2004, Gallagher reassessed its obligations in 2005 to provide future claims handling and certain administrative services for reinsurance and global risks brokerage clients. This guidance, which is referred to as FRS 5, was first applicable in 2004 and is specifically directed to insurance brokers engaged in the industry practice of providing clients future claims handling and administrative services. Based on a detailed review of business practices for its reinsurance brokerage operations in both the U.S. and the U.K. (and global risks brokerage operations in the U.K.) that was completed in 2005, its accounting practices for these operations and applicable legal interpretations, Gallagher determined that under certain circumstances, it is obligated to provide future claims handling and certain administrative services. Accordingly, a liability of $16.3 million and $16.1 million was accrued at December 31, 2007 and 2006, respectively, in the accompanying consolidated balance sheet based on the estimated costs to provide these future services to former clients. This liability is based on estimates and assumptions using historical data to project future experience. Gallagher periodically reviews (at least annually) the adequacy of this liability and will make adjustments as necessary. The use of different estimates or assumptions could produce different results. A portion of claims handling obligation liability relates to reinsurance brokerage business that has been included in discontinued operations.

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

Cash and Cash Equivalents - Short-term investments, consisting principally of cash and money market accounts that have average maturities of 90 days or less, are considered cash equivalents.

Restricted Cash - In its capacity as an insurance broker, Gallagher collects premiums from insureds and, after deducting its commissions and/or fees, remits these premiums to insurance carriers. Unremitted insurance premiums are held in a fiduciary capacity until disbursed by Gallagher and are restricted as to use by laws in certain states and foreign jurisdictions in which Gallagher’s subsidiaries operate. Various state and foreign agencies regulate insurance brokers and provide specific requirements that limit the type of investments that may be made with such funds. Accordingly, Gallagher invests these funds in cash and money market accounts. Gallagher earns interest income on these unremitted funds, which is included in investment income - Brokerage and Risk Management in the accompanying consolidated statement of earnings. These unremitted amounts are reported as restricted cash in the accompanying consolidated balance sheet, with the related liability reported as premiums payable to insurance carriers. Additionally, several of Gallagher’s foreign subsidiaries are required by various foreign agencies to meet certain liquidity and solvency requirements. Gallagher was in compliance with these requirements at December 31, 2007.

Related to its third party administration business, Gallagher is responsible for client claim funds that it holds in a fiduciary capacity. Gallagher does not earn any interest income on these funds held. These client funds have been included in restricted cash, along with a corresponding liability, in the accompanying consolidated balance sheet.

Investments - Gallagher has a management investment committee that meets eight to twelve times per year to review its investments. For investments that do not have quoted market prices, Gallagher utilizes various valuation techniques to estimate fair value and proactively looks for indicators of impairment. Factors, among others, that may indicate that an impairment could exist include defaults on interest and/or principal payments, reductions or changes to dividend payments, sustained operating losses or a trend of poor operating performance, recent refinancings or recapitalizations, unfavorable press reports, untimely filing of financial information, significant customer or revenue loss, litigation, tax audits, losses by other companies in a similar industry, overall economic conditions, management and expert advisor changes and significant changes in strategy. In addition, in cases where the ultimate value of an investment is directly dependent on Gallagher for future financial support, Gallagher assesses its willingness and intent to provide future funding in determining impairment.

If an indicator of impairment exists, Gallagher compares the investment’s carrying value to an estimate of its fair value. To estimate the fair value of loans, Gallagher discounts the expected future cash flows from principal and interest payments. This requires Gallagher to exercise significant judgment when estimating both the amount and the timing of the expected cash flows. To estimate the fair value of its equity investments, Gallagher compares values established in recent recapitalizations or appraisals conducted by third parties. In some cases, no such recapitalizations or appraisals exist and Gallagher must perform its own valuations. This also requires Gallagher to exercise significant judgment. Even if impairment indicators exist, no impairment may be required if the estimated fair value is not less than the current carrying value or the decline in value is determined to be temporary and Gallagher has the ability and intent to hold the investment for a period of time sufficient for the value to recover. When Gallagher determines the decline in fair value is other-than-temporary, and therefore that an impairment is required, the impairment is recorded as a realized loss against current period earnings.

Both the process to review for indicators of impairment and, if such indicators exist, the method to compute the amount of impairment incorporates quantitative data and qualitative criteria including the receipt of new information that can dramatically change the decision about the valuation of an investment in a short period of time. The determination of whether a decline in fair value is other-than-temporary is necessarily a matter of subjective judgment. The timing and amount of realized losses reported in earnings could vary if management’s conclusions were different.

Due to the inherent risk of investments, Gallagher cannot give assurance that there will not be impairments in the future should economic and other conditions change.

Premium Financing - A Brokerage Segment subsidiary of Gallagher makes short-term loans (generally with terms of twelve months or less) to its clients to finance premiums. These premium financing contracts are structured to result in minimal potential bad debt expense to Gallagher. Such receivables are considered delinquent after seven days of the payment due date. Generally, insurance policies are cancelled within one month of the contractual payment due date if the payment remains delinquent. Interest income is recognized as it is earned over the life of the contract using the interest “level-yield” method. Unearned interest related to contracts receivable is included in the receivable balance in the accompanying consolidated balance sheet. The outstanding contracts receivable balance was $3.4 million and $3.7 million at December 31, 2007 and 2006, respectively.

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

Useful Life
Furniture and equipment	Three to ten years
Airplanes of a consolidated leasing company	Fifteen years
Syn/Coal equipment	Monthly pro rata basis through December 2007
Leasehold improvements	Lesser of remaining life of the asset or life of the lease

Intangible Assets - Intangible assets represent the excess of cost over the value of net tangible assets of acquired businesses. Gallagher classifies its intangible assets as either goodwill, expiration lists or non-compete agreements. Expiration lists and non-compete agreements are amortized using the straight-line method over their estimated useful lives (five to fifteen years for expiration lists and five to six years for non-compete agreements), while goodwill is not subject to amortization. Allocation of intangible assets between goodwill, expiration lists and non-compete agreements and the determination of estimated useful lives are based on valuations Gallagher receives from qualified independent appraisers. The calculations of these amounts are based on estimates and assumptions using historical and pro forma data and recognized valuation methods. The use of different estimates or assumptions could produce different results. Intangible assets are carried at cost, less accumulated amortization, in the accompanying consolidated balance sheet.

While goodwill is not amortized, it is subject to periodic reviews for impairment. Gallagher reviews all of its intangible assets for impairment periodically (at least annually) and whenever events or changes in business circumstances indicate that the carrying value of the assets may not be recoverable. Such impairment reviews are performed at the division level with respect to goodwill and at the business unit level for amortizable intangible assets. In reviewing intangible assets, if the fair value were less than the carrying amount of the respective (or underlying) asset, an indicator of impairment would exist and further analysis would be required to determine whether or not a loss would need to be charged against current period earnings. Based on the results of impairment reviews in 2007 and 2006, Gallagher wrote-off $8.8 million and $1.0 million, respectively, of amortizable intangible assets related to the Brokerage Segment acquisitions. The 2007 intangible asset write-off was reported in discontinued operations in the accompanying consolidated statement of earnings. No such indicators were noted in 2005. The determinations of impairment indicators and fair value are based on estimates and assumptions related to the amount and timing of future cash flows and future interest rates. The use of different estimates or assumptions could produce different results.

Income Taxes - Deferred income tax has been provided for the effect of temporary differences between financial reporting and tax bases of assets and liabilities and has been measured using the enacted marginal tax rates and laws that are currently in effect. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

Fair Value of Financial Instruments - The carrying amounts of financial assets and liabilities reported in the accompanying consolidated balance sheet for cash and cash equivalents, restricted cash, premiums and fees receivable, premiums payable to insurance carriers, accrued salaries and bonuses, accounts payable and other accrued liabilities, unearned fees and income taxes payable, at December 31, 2007 and 2006, approximate fair value because of the short maturity of these instruments. Fair values for investments, where applicable, at December 31, 2007 and 2006 are disclosed in Note 3 to the consolidated financial statements. See Note 8 to the consolidated financial statements for the fair values related to borrowings outstanding at December 31, 2007 and 2006 under Gallagher’s debt agreements.

Litigation - Gallagher is engaged in various legal actions related to claims, lawsuits and proceedings incident to the nature of its business. Gallagher records liabilities for material loss contingencies, including legal costs (such as fees and expenses of external lawyers and other service providers) to be incurred, when it is probable that a liability has been incurred on or before the balance sheet date and the amount of the liability can be reasonably estimated. Such contingent liabilities are not discounted. To the extent such losses and legal costs can be recovered under Gallagher’s insurance programs, estimated recoveries are recorded concurrently with the losses recognized. Significant management judgment is required to estimate the amounts of such contingent liabilities and the related insurance recoveries. In order to assess its potential liability, Gallagher analyzes its litigation exposure based on available information, including consultation with outside counsel handling the defense of these matters. As these liabilities are uncertain by their nature, the recorded amounts may change due to a variety of different factors, including new developments in, or changes in approach, such as changing the settlement strategy as applicable to each matter.

Stock-Based Compensation - Effective January 1, 2006, Gallagher adopted the fair value method of accounting for employee stock options using the modified-prospective method to account for share-based payments made to employees pursuant to Statement of Financial Accounting Standards (SFAS) No. 123 (revised 2004) (SFAS 123(R)), “Share-Based Payment,” which is a revision of SFAS 123, “Accounting for Stock-Based Compensation.” SFAS 123(R) superseded Accounting Principles Board Opinion No. 25 (APB 25), “Accounting for Stock Issued to Employees.” Under the modified-prospective method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted on or after January 1, 2006 and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to January 1, 2006 that remain unvested on the effective date. In addition, Gallagher has elected to use the alternative transition method of Financial Accounting Standards Board (FASB) Staff Position SFAS 123R-3 to determine the accounting of the income tax effects of payments made related to stock-based compensation.

Because SFAS 123(R) must be applied not only to new awards but to previously granted awards that are not fully vested on the effective date, and because Gallagher adopted SFAS 123 effective January 1, 2003 using the prospective method, which applied only to awards granted, modified or settled after the adoption date, compensation cost for some previously granted awards that was not recognized under SFAS 123 is now recognized under SFAS 123(R). Beginning in 2006, Gallagher is applying the provisions of SFAS 123(R) to all unvested awards granted prior to the adoption of SFAS 123 (prior to January 1, 2003) for recognition of share-based payments to employees. Prior to January 1, 2003, Gallagher applied the intrinsic value method as permitted under SFAS 123 and defined in APB 25, which excluded employee options granted at fair market value from compensation expense. Substantially all of the stock options currently outstanding have an exercise price equal to the fair market price at the date of grant and, therefore, under APB 25, virtually no compensation expense was recorded prior to January 1, 2003.

SFAS 123(R) requires that compensation cost be recognized for unvested awards over the period through the date that the employee is no longer required to provide future services to earn the award, rather than over the explicit service period. Accordingly, for 2007 and future stock option grants, Gallagher has adjusted its existing accounting policy to recognize compensation cost to coincide with the date that the employee is eligible to retire, rather than the actual retirement date, for all options granted. However, stock options granted after May 15, 2007 no longer contain the accelerated vesting upon retirement provision.

At December 31, 2007, Gallagher had four stock option plans, which are described more fully in Note 11 to the consolidated financial statements. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares at the date of grant. For 2005 (for all options granted prior to January 1, 2003), Gallagher accounted for stock option grants under the recognition and measurement principles of APB 25 and related interpretations and, accordingly, recognized virtually no compensation expense for these stock options granted to employees. The following table illustrates the effect on earnings from continuing operations and earnings from continuing operations per share for the year ended December 31, 2005, if Gallagher had applied the fair value recognition provisions of SFAS 123 to all of its stock-based employee compensation (in millions, except per share data):

Earnings from continuing operations - as reported	$39.1
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects	6.9
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards
(see Note 11 to the consolidated financial statements), net of related tax effects	(10.0)

Pro forma earnings from continuing operations	$36.0

Basic earnings from continuing operations per share - as reported	$.42
Basic earnings from continuing operations per share - pro forma	.38
Diluted earnings from continuing operations per share - as reported	.41
Diluted earnings from continuing operations per share - pro forma	.37

2.	Effect of New Accounting Pronouncements

Income Taxes

In 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise’s tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, Gallagher adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on Gallagher’s consolidated financial position.

Gallagher had $67.2 million of gross unrecognized tax benefits as of January 1, 2007. The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $59.7 million as of January 1, 2007. Gallagher accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. As of January 1, 2007, Gallagher had accrued interest and penalties related to unrecognized tax benefits of $5.2 million. See Note 18 to the consolidated financial statements for additional disclosures related to FIN 48.

Defined Benefit Pension and Other Postretirement Plans

In 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R).” SFAS 158 applies to all plan sponsors who offer defined postretirement benefit plans and requires an entity to:

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

SFAS 158 does not change the amount of net periodic benefit cost included in net earnings. The requirement to recognize the funded status of a defined benefit postretirement plan and the disclosure requirements were effective for fiscal years ending after December 15, 2006 for public entities. Accordingly, Gallagher adopted SFAS 158 in fourth quarter 2006. The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year end balance sheet is effective for fiscal years ending after December 15, 2008. Gallagher currently utilizes December 31 as the measurement date for its plan assets and benefit obligations and, therefore, complies with this requirement. Effective December 31, 2006, Gallagher adopted SFAS 158 and recognized a noncurrent prepaid pension asset of $8.4 million, a noncurrent deferred tax liability of $3.4 million and accumulated other comprehensive earnings of $5.0 million in the accompanying 2006 consolidated balance sheet. See Notes 15 and 16 to the consolidated financial statements for additional information required to be disclosed in accordance with SFAS 158.

Fair Value Measurements

In 2006, the FASB issued SFAS No. 157, “Fair Value Measurement,” which provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 also responds to investors’ requests for expanded information about the extent to which entities measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require or permit assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.

Under SFAS 157, fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts business. SFAS 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing the asset or liability. In support of this principle, the standard establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, the reporting entity’s own data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy.

SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and for all interim periods within those fiscal years. Gallagher is currently evaluating the impact that the adoption of SFAS 157 will have, if any, on the disclosures made in the notes to consolidated financial statements. SFAS 157 will not have any impact on the amounts reported in Gallagher’s consolidated financial statements.

Fair Value Option

In 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” which provides companies with an option to report selected financial assets and liabilities at fair value. The objective of SFAS 159 is to reduce both the complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently.

Different measurement attributes have been required under GAAP for different assets and liabilities that can create artificial volatility in earnings. SFAS 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.

SFAS 159 requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. SFAS 159 also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. SFAS 159 does not eliminate disclosure requirements included in other accounting standards, including requirements for disclosures about fair value measurements included in SFAS 157 and SFAS 107, “Disclosures about Fair Value of Financial Instruments.”

SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. Gallagher has elected not to report any financial assets or liabilities at fair value under SFAS 159 on January 1, 2008.

Business Combinations

In December 2007, the FASB issued SFAS No. 141 (revised 2007) (SFAS 141(R)), “Business Combinations,” which is a revision of SFAS 141, “Business Combinations.” The primary requirements of SFAS 141(R) are as follows:

•

Upon initially obtaining control, the acquiring entity in a business combination must recognize 100% of the fair values of the acquired assets, including goodwill, and assumed liabilities, with only limited exceptions even if the acquirer has not acquired 100% of its target. As a consequence, the current step acquisition model will be eliminated.

•

Contingent consideration arrangements will be fair valued at the acquisition date and included on that basis in the purchase price consideration. The concept of recognizing contingent consideration at a later date when the amount of that consideration is determinable beyond a reasonable doubt, will no longer be applicable.

•	All transaction costs will be expensed as incurred.

SFAS 141 (R) is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. Adoption is prospective and early adoption is not permitted. Gallagher is currently evaluating the impact that the adoption of SFAS 141 (R) will have on its consolidated financial statements and notes thereto.

3.	Investments

The following is a summary of Gallagher’s unconsolidated investments and the related outstanding letters of credit (LOCs) and funding commitments (in millions):

	December 31, 2007			December 31, 2006
Unconsolidated Investments:	Current	Noncurrent	Funding Commitments	Current	Noncurrent
Direct and indirect investments in Asset
Alliance Corporation (AAC):
Common stock	$-	$9.2	$-	$-	$13.7
Preferred stock	5.3	-	-	13.4	-
Indirectly held	-	0.5	-	-	1.1

Total AAC	5.3	9.7	-	13.4	14.8

Alternative energy investments:
IRC Section 29 Syn/Coal production net receivables	1.6	-	-	25.7	-
IRC Section 29 Syn/Coal unamortized assets	-	-	-	6.6	-
Equity interest in biomass projects and pipeline	0.3	8.8	-	0.1	9.5
Clean energy related ventures	0.1	0.8	0.5	-	0.6

Total alternative energy investments	2.0	9.6	0.5	32.4	10.1

Real estate, venture capital and other investments	0.2	7.0	0.8	3.4	7.6

Total unconsolidated investments	$7.5	$26.3	$1.3	$49.2	$32.5

Asset Alliance Corporation - Through common stock and preferred stock investments, Gallagher effectively owns 20% of AAC (25% ownership at December 31, 2006), an investment management company that owns up to a two-thirds interest in nine private investment management firms (the Firms). AAC redeemed $5.0 million and $3.0 million of Gallagher’s AAC preferred stock investment on July 16, 2007 and December 28, 2007, respectively. On January 15, 2008, AAC redeemed $2.3 million of Gallagher’s AAC preferred stock investment. AAC is contractually obligated to repurchase the remaining balance of Gallagher’s preferred stock investment in AAC by January 25, 2009. AAC and the Firms collectively manage domestic and international investment hedge fund portfolios for various institutions and individuals, which totaled approximately $3.7 billion at December 31, 2007. AAC has a proportional interest in the Firms’ revenues or net earnings that result principally from fees and participation in investment returns from the managed investment portfolios. Gallagher accounts for its holdings in AAC’s common stock using equity method accounting.

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

Alternative Energy Investments - Gallagher has made investments in partnerships formed to develop energy that qualifies for tax credits under Internal Revenue Code (IRC) Section 29. These consist of (i) waste-to-energy (Biomass) partnerships which own the rights to gas emissions (Biogas) from landfills and the wells and infrastructure necessary to capture the Biogas and (ii) synthetic coal (Syn/Coal) partnerships which own and lease equipment that processes qualified fuel under IRC Section 29. Gallagher has an interest in seven IRC Section 29-related Biomass limited partnerships and five IRC Section 29-related Syn/Coal limited partnerships or limited liability companies that generate tax benefits to Gallagher in the form of both tax deductions for operating losses and tax credits. At December 31, 2007, one of the IRC Section 29-related Syn/Coal limited partnerships was consolidated into Gallagher’s financial statements (two at December 31, 2006) due to Gallagher’s percentage ownership in the partnership. The remainder of these investments were carried at amortized cost. Gallagher recognizes the tax credits as a component of the provision for income taxes as they are allocated by the partnerships.

IRC Section 29 Syn/Coal Production Receivables represent the uncollected installment sale proceeds as of each balance sheet date related to Gallagher’s sales of several IRC Section 29-related operations (Biomass and Syn/Coal) that have been either partially or completely sold to third parties.

Four of the Biomass projects have been determined to be variable interest entities (VIEs), as defined by FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” but are not required to be consolidated. Gallagher is a limited partner in each investment. The investments were entered into by Gallagher between 1991 and 1998. At December 31, 2007, total assets and total debt of these investments were approximately $5.0 million and $3.0 million, respectively. Gallagher’s maximum exposure to a potential loss from these VIEs was zero at December 31, 2007, which equaled the net aggregate carrying value of its investments.

As part of selling its interests in IRC Section 29-related Biomass partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations. At December 31, 2007, the maximum potential amount of future payments that Gallagher could be required to make under these indemnifications totaled approximately $16.6 million, net of the applicable income tax benefit. As part of selling its interests in IRC Section 29-related Syn/Coal partnerships, Gallagher provided indemnifications to the buyers for taxes that may arise as a result of incorrect representations. Gallagher obtained legal, tax, and other expert services and advice when making these representations, and subsequently obtained private letter rulings (PLRs) from the Internal Revenue Service (IRS). Gallagher has not recorded any liability in its December 31, 2007 consolidated balance sheet for these potential indemnifications. See IRC Section 29-related Syn/Coal Matters below for the potential exposures related to Syn/Coal at December 31, 2007.

IRC Section 29 Syn/Coal Unamortized Assets primarily represented the remaining book value related to the IRC Section 29-related operations (Biomass and Syn/Coal) that had been either partially or completely sold to third parties. Gallagher accounted for these investments on the installment sale basis, which required that the amortization of the bases of the assets sold be recognized ratably over time against the installment sale proceeds received as a component of investment income. The amortization period was based on the expected life of the IRC Section 29-related tax credits. The law that provided for IRC Section 29-related tax credits expired on December 31, 2007. IRC Section 29 unamortized assets also included the remaining book value of the portion of the IRC Section 29-related Syn/Coal limited partnerships that Gallagher owned.

IRC Section 29-related Syn/Coal Matters - The Permanent Subcommittee on Investigations of the Government Affairs Committee of the U.S. Senate (Subcommittee) is conducting an ongoing investigation of potential abuses of tax credits by producers of synthetic fuel under IRC Section 29. The Subcommittee Chairman, in a memorandum updated in September 2006, stated that the investigation is examining the utilization of IRC Section 29-related Syn/Coal Credits, the nature of the technologies and the fuels created, the use of these fuels and other aspects of IRC Section 29. The memorandum also states that the investigation will address the IRS’s administration of IRC Section 29-related Syn/Coal Credits.

Gallagher believes it is claiming IRC Section 29-related Syn/Coal Credits in accordance with IRC Section 29 and four PLRs previously obtained by IRC Section 29-related Syn/Coal partnerships in which it has an interest. Gallagher understands these PLRs are consistent with those issued to other taxpayers and has received no indication from the IRS that it will seek to revoke or modify them. One of the IRC Section 29-related Syn/Coal partnerships in which Gallagher has an interest was under examination by the IRS for the tax year 2000. In March 2004, Gallagher was notified that the examination was closed without any changes being proposed. In third quarter 2006, the IRS began an examination of this same partnership for the tax year 2004. In November 2007, Gallagher was notified that the examination was closed without any changes being proposed.

The IRS is continuing to audit taxpayers claiming IRC Section 29-related Syn/Coal Credits with respect to a variety of issues. The partnerships in which Gallagher has an interest may be audited in the future, and any such audit could adversely affect Gallagher’s ability to claim IRC Section 29-related Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to the prior sale of interests in partnerships claiming IRC Section 29-related Syn/Coal Credits. Furthermore, IRC Section 29-related Syn/Coal Credits have been controversial both politically and administratively, and no assurance can be given that the IRS will not issue administrative guidance adverse to Gallagher’s interests, or support the enactment of legislation to curtail or repeal IRC Section 29. Future administrative or judicial decisions could adversely affect Gallagher’s ability to claim IRC Section 29-related Syn/Coal Credits or cause it to be subject to liability under indemnification obligations related to prior sales of partnership interests.

There are potential indemnification and tax exposures related to any retroactive disallowance of IRC Section 29 tax credits. Gallagher has exposure on $198.6 million of tax credits recorded through December 31, 2007, and has insurance policies in place, the scope of which would provide up to $53.4 million of after tax coverage in the event IRC Section 29-related Syn/Coal Credits are disallowed. There can be no assurance that such coverage and/or the full amount of the policies would ultimately be available. These policies provide coverage on a claims made basis through various dates up to December 31, 2009. Gallagher also has a maximum after tax indemnification exposure of $287.5 million at December 31, 2007 to the purchasers of certain Syn/Coal facilities, if it was found that Gallagher had misrepresented IRC Section 29 facts or had breached its representations or warranties provided in the sale agreements.

The law that provided for IRC Section 29-related tax credits expired on December 31, 2007. At December 31, 2007, there was no remaining carrying value for the five IRC Section 29-related Syn/Coal facilities and other related assets.

Through December 31, 2007, IRC Section 29 has a phase-out provision that is triggered when the “Market Wellhead Price” of domestic crude oil reaches certain “Phase-out Prices,” as determined by the IRS. Gallagher estimated the IRC Section 29 phase-out for 2007 to be 66% (33% for 2006). The actual phase-out for 2007 will not be known until the IRS publishes actual information in April 2008.

During 2007 and 2006, Gallagher had arrangements with unaffiliated third parties which constituted call spreads on oil futures that created financial hedges which were designed to generate gains to Gallagher in the event of certain levels of increased oil prices. These hedges were not intended to be “perfect hedges” for accounting purposes, but were intended to mitigate a substantial portion of the negative impact to Gallagher of increased oil prices. Any hedging gains were designed to offset a portion of the expenses associated with operating Gallagher’s IRC Section 29-Syn/Coal facilities in the event of a phase-out of IRC Section 29 tax credits. In 2006, Gallagher made an up-front payment of $8.5 million to enter into a financial hedge, which was marked to market value each period with the resulting unrealized gain/loss included in Gallagher’s operating results. The oil price derivative expired on December 31, 2006 and resulted in a realized loss of $8.5 million that was included in Gallagher’s Financial Services Segment operating results for 2006. In January 2007, Gallagher made an up-front payment of $2.7 million to enter into a similar arrangement, which was also marked to market value throughout 2007 as part of the Financial Services Segment’s operating results. The contract was due to expire on December 31, 2007. In November 2007, Gallagher sold this oil price derivative for $17.2 million and realized a gain of $14.5 million.

The litigation related matters charge of $131.0 million ($84.2 million after tax) recorded by Gallagher in 2005 related to a jury verdict in the Fourth District Court for the State of Utah, In February 2005, the jury awarded damages against Gallagher’s subsidiary, AJG Financial Services, Inc. (AJGFS), and in favor of Headwaters Incorporated (Headwaters) in the amount of $175.0 million. AJGFS and Headwaters entered into a definitive agreement effective as of May 1, 2005 to settle this and all other litigation between the companies for $50.0 million, which was paid to Headwaters in May 2005. Additionally, AJGFS and Headwaters modified their existing licensing agreement, allowing AJGFS to utilize Headwaters’ technology on two of AJGFS’ synthetic fuel facilities in exchange for (i) $70.0 million, which was paid to Headwaters on January 4, 2006 and (ii) an annual royalty to Headwaters in 2005, 2006 and 2007. The 2005 litigation charge provides for amounts related to this settlement, including the $120.0 million of settlement costs, together with litigation, bonding and other costs of approximately $11.0 million. In connection with the Headwaters licensing agreement, Gallagher recorded $8.9 million, $15.4 million and $14.6 million of royalty expense in 2007, 2006 and 2005, respectively, which was included in investment expenses of the Financial Services Segment.

Equity Interest in Biomass Projects and Pipeline consists of a Biomass “parent” company and related partnerships which own the rights to Biogas from landfills and the wells, infrastructure and a pipeline to capture, distribute and sell Biogas.

Clean Energy Related Ventures represent Gallagher’s ownership interests in two privately-owned entities.

Chem-Mod LLC (Chem-Mod), a multi-pollutant reduction venture, possesses rights, information and technology for the reduction of unwanted emissions created during the combustion of coal. As reported by Chem-Mod in a press release dated February 8, 2006, Chem-Mod has developed and is the exclusive licensee of a new proprietary emissions technology it refers to as The Chem-Mod™ Solution, which uses a dual injection sorbent system to reduce mercury, sulfur dioxide and other toxic emissions at coal-fired power plants. Substantial testing of The Chem-Mod™ Solution has been completed both in a laboratory environment and at seven full-scale commercial power plants, all yielding positive test results. Although Chem-Mod is in the early stages of commercializing the technology, the principal potential market for The Chem-Mod™ Solution is coal-fired power plants owned by utility companies. On October 17, 2007, Chem-Mod signed its first commercial license agreement with a utility company for use of The Chem-ModTM Solution. Chem-Mod has indicated publicly that it believes The Chem-Mod™ Solution is a more cost-effective technology for reducing emissions in a manner consistent with the EPA’s Clean Air Mercury Rules than other technologies currently in the marketplace. Gallagher, through a wholly-owned subsidiary, initially owned a 10% direct equity interest in Chem-Mod and had an option to acquire an additional 32% indirect equity interest in Chem-Mod. On December 28, 2007, Gallagher exercised one-half of its option for $5.5 million to acquire an additional indirect ownership of 16% from existing owners of Chem-Mod. The second half ($5.5 million) of the option which was to expire on December 31, 2007, has been extended to June 30, 2008. The direct and indirect interests are accounted for using equity method accounting. Gallagher recognized a $5.5 million loss as a result of equity method accounting related to the additional investment made by Gallagher. In addition, Gallagher, through another wholly-owned subsidiary, owns a 20% direct equity interest in Chem-Mod International LLC, the exclusive licensee of The Chem-Mod™ Solution on a global basis, excluding the U.S. and Canada (Gallagher’s interests in Chem-Mod and Chem-Mod International LLC are collectively referred to herein as Chem-Mod Interests). Gallagher first began providing funding to Chem-Mod in June 2004. Currently, Gallagher’s carrying value with respect to its Chem-Mod Interests is approximately $0.9 million. Gallagher also has additional funding commitments of approximately $0.5 million. Chem-Mod continues to test and market its technology in an effort to secure more commercial licenses. While Gallagher currently believes that its Chem-Mod Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

On April 19, 2006, Gallagher funded $4.7 million related to another clean energy venture formed by the founders of Chem-Mod, C-Quest Technologies LLC (C-Quest). C-Quest possesses rights, information and technology for the reduction of carbon dioxide emissions created by burning fossil fuels. Preliminary laboratory testing of C-Quest’s technologies has been completed yielding promising results. Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest and has an option to acquire an additional 22% direct interest in C-Quest. In addition, Gallagher, through a wholly-owned subsidiary, currently owns a 5% direct equity interest in C-Quest Technologies International LLC (C-Quest International), and has an option to acquire an additional 22% direct interest in C-Quest International, which possesses rights to use information and technology of C-Quest on a global basis, excluding the U.S. and Canada (the equity interest and option rights in C-Quest and C-Quest International are collectively referred to herein as C-Quest Interests). Currently, Gallagher’s carrying value with respect to its C-Quest Interests is $0.1 million. Gallagher’s options to acquire the additional 22% direct interest in C-Quest and C-Quest International are exercisable at any time on or prior to April 18, 2010 at an exercise price of $5.5 million for each option ($11.0 million total). During 2006, Gallagher recognized a $2.2 million loss as a result of adjustments to the fair values of the option costs and a $2.4 million loss as a result of the write-offs of its ownership interests in C-Quest and C-Quest International. While Gallagher currently believes that its C-Quest Interests may prove to have substantial value, there can be no assurance given as to timing or amount, if any, with respect to any realization on this investment.

Real Estate, Venture Capital and Other Investments - At December 31, 2007, Gallagher had investments in three real estate ventures with a net carrying value of $0.4 million in the aggregate, the largest of which was $0.3 million. In addition, at December 31, 2007, Gallagher had ownership interests in twenty-one completed and certified low income housing developments with zero carrying value. Gallagher also had investments in three venture capital investment funds that invest in debt and equity of development-stage and turn-around companies, with an aggregate net carrying value of $6.8 million, the largest of which was $5.7 million. Eleven of the twenty-seven investments discussed above have been determined to be VIEs but are not required to be consolidated. These were originally invested in between 1997 and 2006. At December 31, 2007, total assets and total debt of these eleven investments were approximately $64.0 million and $66.0 million, respectively. Gallagher’s maximum exposure to a potential loss related to these investments was $0.3 million at December 31, 2007, which equaled the net aggregate carrying value of these investments.

Consolidated Investments - Gallagher has an ownership interest in excess of 50% in one IRC Section 29-related Syn/Coal facility which is consolidated into Gallagher’s consolidated financial statements (two facilities were consolidated at December 31, 2006). This investment represents Gallagher’s 99% equity interest in an IRC Section 29-related Syn/Coal facility. The other investment originated when Gallagher purchased a 98% equity interest in a Syn/Coal production facility in 2004 that had previously been operated by Gallagher through a facility rental agreement. The purchase was made with an $11.1 million seller financed note payable that is non-recourse to Gallagher. No further principal and interest payments are anticipated to be made, based on the acquisition agreement, as a result of the 2007 IRC Section 29 tax credit phase-out. On May 17, 2007, the manager of the facility exercised its right to reduce Gallagher’s equity interest to 12%, which necessitated deconsolidating this facility. In connection with this transaction, $1.2 million of net fixed assets were removed from the consolidated balance sheet. With the expiration of the IRC Section 29 at December 31, 2007, Gallagher will liquidate and dissolve its interest in the related operations in 2008.

Prior to January 25, 2007, Gallagher owned 90% of an airplane leasing company that leased two cargo airplanes to the French Postal Service. On December 22, 2006, Gallagher agreed to sell its 90% interest in the airplane leasing company and recognized a $2.7 million pretax loss in the Financial Services Segment’s 2006 operating results. On January 25, 2007, the transaction closed and Gallagher received cash of $0.7 million. In connection with the sale of the airplane leasing company, $27.5 million of net fixed assets and $27.9 million of investment related borrowings were removed from the consolidated balance sheet and such amounts were treated as non-cash items in the accompanying 2007 consolidated statement of cash flows.

Prior to second quarter 2005, Gallagher had an 80% investment in a limited partnership that is developing an 11,000-acre community near Orlando, Florida (Florida Community Development). In second quarter 2005, Gallagher sold its ownership interests in the limited partnership that owns the Florida Community Development investment. In Gallagher’s previously reported financial information, the Florida Community Development’s operating results were included in the Financial Services Segment. The Florida Community Development’s 2005 operating results were reclassified to discontinued operations in the accompanying consolidated statement of earnings. See Note 5 to the consolidated financial statements for a discussion on discontinued operations.

Gallagher had a 60% ownership interest in a real estate limited partnership that, prior to December 7, 2006, owned the land and building that Gallagher leases for its executive offices and several of its subsidiary operations, which was consolidated into Gallagher’s consolidated financial statements. On December 7, 2006, the real estate partnership sold Gallagher’s home office land and building. Pursuant to the sale transaction, the total purchase price paid by the buyer for the building was $83.8 million. In addition, the buyer also reimbursed the real estate partnership for a prepayment fee equal to $4.8 million incurred by the real estate partnership in connection with the prepayment of the mortgage on the building and other loan fees. The outstanding balance on the mortgage as of the sale date was $75.2 million. Based on its ownership in the real estate partnership, Gallagher received cash proceeds of $7.9 million related to the sale, which resulted in a pretax loss to Gallagher of $4.2 million that was recorded in fourth quarter 2006 in the Financial Services Segment. Terms of the transaction required Gallagher to post a one-year, $1.0 million letter of credit as collateral for Gallagher’s representations and warranties, which expired on December 7, 2007. In connection with the sale of Gallagher’s home office land and building, $84.1 million of net fixed assets and $75.2 million of investment related borrowings were removed from Gallagher’s consolidated balance sheet and such amounts were treated as non-cash items in the accompanying 2006 consolidated statement of cash flows.

Significant components of investment income were as follows (in millions):

	Year Ended December 31,
	2007	2006	2005
Investment income - Brokerage and Risk Management	$34.2	$31.5	$19.6
Investment income - Financial Services:
AAC related investments:
Interest and dividends	0.3	1.2	1.4
Loss from equity ownership	(5.1)	(2.1)	(4.1)
IRC Section 29-related Syn/Coal facilities:
Unconsolidated facilities
Installment gains	7.8	31.7	54.5
Other income	3.1	0.5	1.0
Consolidated facilities
Operating revenue	52.2	49.3	42.8
Oil hedge gain (loss)	14.5	(8.5)	-
Other alternative energy investments:
Interest and other income	0.3	0.3	1.0
Installment gains	0.2	1.1	1.3
Loss from equity ownership	(0.6)	(2.7)	(1.5)
Other realized losses	(5.7)	(7.0)	(2.5)
Real estate, venture capital and other investments:
Interest, dividends and other income	4.1	1.3	1.8
Net realized gains on dispositions, recoveries and impairments	0.6	0.3	4.0
Reserve for reclamation of a former coal production site	(4.4)	-	-
Operating revenue of airplane leasing company	0.1	3.5	4.1
Loss on sale of airplane leasing company	-	(2.7)	-
Operating revenue of home office land and building	-	4.9	6.5
Loss on sale of home office land and building	-	(4.2)	-
Income (loss) from equity ownership of low income housing developer	-	(1.9)	0.1
Loss on sale of equity ownership of low income housing developer	-	(3.0)	-
Loss on write-off of low income housing bridge loan investment	(1.8)	-	-
Dividend from Allied World Assurance Holdings, Ltd	-	-	2.1

Total investment income - Financial Services	65.6	62.0	112.5

Total investment income	$99.8	$93.5	$132.1

Investment income - Brokerage and Risk Management primarily represents interest income earned on Gallagher’s cash and cash equivalents, and one-time gains related to sales of small books of business of $7.1 million, $4.5 million and $1.5 million in 2007, 2006 and 2005, respectively.

Investment income from AAC related investments primarily represents income associated with Gallagher’s common stock, preferred stock and debt investments in AAC. Gallagher accounts for the common stock portion of its investment using equity method accounting and accounts for the interest and dividend income on its debt and preferred stock investments as it is earned. Full payment of Gallagher’s debt instrument in AAC was received in December 2006. In 2007, Gallagher recognized its equity basis portion of AAC losses related to an impairment write-down for one of AAC’s investment managers ($2.2 million) and the write-off by AAC of professional fees capitalized by AAC related to an unsuccessful equity offering ($1.6 million). In 2006, Gallagher recognized a $2.2 million charge using equity method accounting for an AAC tax adjustment for the sales and impairments of three of its private investment management firms. In 2005, Gallagher recognized a $3.1 million charge using equity method accounting related to the sales and impairment of AAC’s investments in three private investment management firms.

Investment income from IRC Section 29-related Syn/Coal facilities consists of two pieces: income from unconsolidated facilities and income from consolidated facilities. Income from the unconsolidated facilities primarily relates to the installment sale gains from the sales of Gallagher’s interests in limited partnerships that operate IRC Section 29-related

Syn/Coal facilities. Other income includes consulting fees related to the operations of the facility deconsolidated on May 17, 2007. Income from the consolidated facilities relates to Gallagher’s 98% and 99% equity interests in two IRC Section 29-related Syn/Coal production facilities (one facility at December 31, 2007) that are held by Gallagher to generate IRC Section 29-related Syn/Coal Credits. In 2007, 2006 and 2005, income from the consolidated Syn/Coal facilities was $52.2 million, $49.3 million and $42.8 million, respectively. Total expenses, including interest and depreciation expenses, relating to this income were $79.9 million, $78.1 million and $78.7 million in 2007, 2006 and 2005, respectively.

Gallagher recognized a pretax gain in 2007 of $14.5 million and a pretax loss in 2006 of $8.5 million related to oil price derivative investments. The oil price hedging strategies are described above in the section titled “IRC Section 29-related Syn/Coal Matters”.

Investment income (loss) from other alternative energy investments primarily relates to Gallagher’s equity interest in a company and related partnerships that own the rights to Biogas from landfills and the wells, infrastructure and a pipeline to capture, distribute and sell Biogas and investments in clean energy related entities. Interest and other income includes interest income earned on debt investments related to the Biogas partnerships. Other realized losses are a result of writing-off the equity and option investments in the clean energy related investments in 2007, 2006 and 2005 and an impairment in 2006 on the company that has the rights to the Biogas capture, distribution and sale. During 2007, Gallagher recognized a $5.7 million loss from other alternative energy investments, $5.5 million of which was the result of equity method accounting related to the investment made to acquire an additional indirect ownership of 16% from existing owners of Chem-Mod. During 2006, Gallagher recognized a $2.2 million loss as a result of fair market value adjustments for the option costs of C-Quest and C-Quest International, a $2.4 million loss as a result of the write-offs of its equity investments in C-Quest and C-Quest International and a $2.4 million loss related to the write-down of two Biomass partnerships. During 2005, Gallagher recognized a $2.5 million loss as a result of a write-down of a substantial portion of its equity investment in Chem-Mod.

Investment income from real estate, venture capital and other investments principally relates to interest and dividend income, Gallagher’s portion of the earnings (losses) of these entities that are accounted for using equity method accounting, operating (rental) income from two previously consolidated investments and in 2007, interest earnings related to the invested proceeds from Gallagher’s $400.0 million Note Purchase Agreement ($2.4 million in 2007), which was entered into on August 3, 2007.

Net realized gains on dispositions, recoveries and impairments include realized gains and losses related to impairments, dispositions and recoveries of venture capital investments, which included loans and equity holdings in start-up companies. During 2007, Gallagher received $0.6 million related to recoveries from two investments previously written-off. During 2006, Gallagher received $0.3 million related to recoveries from five investments previously written-off. During 2005, Gallagher realized a net $4.0 million gain related to assets impaired in prior years, the main components of which were as follows: a $1.3 million gain on the sale of a Biogas project, a $1.2 million gain on a recovery from a Biogas project and a $0.6 million gain on the sale of a shopping center investment. The remaining $0.9 million net gain is from other transactions, none of which is greater than $0.5 million, related to the sales or recoveries of venture capital investments.

The reserve for reclamation of a former coal production site was established in fourth quarter 2007 based on an impairment review.

Investment income from the airplane leasing company relates to rental income recognized due to Gallagher’s 90% ownership interest in an airplane leasing company that leases two cargo airplanes to the French Postal Service. On December 22, 2006, Gallagher agreed to sell its 90% ownership interest in the cargo plane leasing enterprise and recognized a $2.7 million pretax loss. The sale transaction was completed on January 25, 2007. Prior to January 25, 2007, this investment was consolidated into Gallagher’s consolidated financial statements. In 2007, 2006 and 2005, rental income of the airplane leasing company was $0.1 million, $3.5 million and $4.1 million, respectively. In 2007, 2006 and 2005, total expenses associated with this income, including interest and depreciation expenses, was zero, $5.5 million and $5.5 million, respectively.

Investment income from the home office land and building relates to rental income recognized due to Gallagher’s 60% ownership interest in a limited partnership that owned the building that Gallagher leases for its executive offices and several of its subsidiary operations. On December 7, 2006, the real estate partnership sold Gallagher’s home office land and building. Based on its ownership in the real estate partnership, Gallagher received cash proceeds of $7.9 million related to the sale, which resulted in a pretax loss to Gallagher of $4.2 million that was recorded in fourth quarter 2006 in the Financial Services Segment. Prior to December 7, 2006, this investment was consolidated into Gallagher’s consolidated financial statements. Rental income of the home office building was $4.9 million and $6.5 million in 2006 and 2005, respectively. Total expenses associated with the home office building rental income, including interest and depreciation expenses, were $4.9 million and $6.3 million in 2006 and 2005, respectively.

Investment income from low income housing (LIH) investments primarily represents income (loss) associated with Gallagher’s equity investment in a LIH developer that was accounted for using equity method accounting and interest income from bridge loans made by Gallagher related to LIH developments. Gallagher sold its interests in the LIH developer in 2006 and recognized a $3.0 million loss on the sale. In 2007, Gallagher wrote-off the remaining LIH bridge loan ($1.8 million) which was deemed uncollectible.

4.	Business Combinations

During 2007, Gallagher acquired substantially all of the net assets of the following insurance brokerage firms in exchange for its common stock and/or cash. These acquisitions have been accounted for using the purchase accounting method for recording business combinations (in millions except share data):

Name and Effective Date of Acquisitions	Common Shares Issued		Common Share Value	Cash Paid	Accrued Liability	Escrow Deposited	Recorded Purchase Price	Potential Earnout Payables
	(000s	)
Financial Profiles Inc. (FPI) - January 1, 2007	305		$8.5	$9.0	$-	$0.5	$18.0	$9.5
InterNational Insurance Group, Ltd. - January 1, 2007	50		1.3	-	-	0.2	1.5	-
Fishermans Insurance Services, Inc. - January 1, 2007	21		-	9.9	-	0.6	10.5	5.5
Lowndes Lambert Group Canada, Ltd. (LLG) - February 1, 2007	-		-	26.1	-	1.1	27.2	3.0
Elite Benefits Insurance Marketing Services, Inc. - February 1, 2007	71		1.6	6.0	-	0.4	8.0	4.5
The Producer’s Choice, Inc. - March 1, 2007	56		1.3	5.0	-	0.3	6.6	6.0
ISG International Inc. (ISG) - March 1, 2007	70		0.4	14.0	-	1.6	16.0	5.0
Melton Insurance Associates, Inc. - April 1, 2007	37		1.0	2.3	-	0.4	3.7	0.7
Tropp & Company - May 1, 2007	115		2.9	-	-	0.3	3.2	1.0
Woods & Grooms Inc. - May 31, 2007	-		-	1.6	0.1	-	1.7	2.8
Carpenter, Cammack & Associates Inc. - June 1, 2007	35		-	8.1	-	1.0	9.1	2.5
Spanjers Insurance Agency, Inc. - July 1, 2007	-		-	3.3	-	0.3	3.6	0.9
Strategic Health Plans Corporation (SHP) - August 1, 2007	-		-	10.5	-	0.5	11.0	3.0
BIS Insurance Services Inc. - October 1, 2007	-		-	5.4	-	0.6	6.0	3.0
Cedar Hill Insurance Agency, Inc. (CHI) - October 1, 2007	450		11.8	-	-	-	11.8	3.9
C & B Consulting Group, Inc. (C&B) - November 1, 2007	35		0.9	31.9	-	-	32.8	19.3
Powell Insurance Agency, Inc. - November 1, 2007	-		-	8.5	-	0.5	9.0	3.3
Robert A. Schneider Agency, Inc. - November 1, 2007	40		1.1	4.2	-	-	5.3	4.2
Intermountain Financial Benefits - December 1, 2007	18		0.5	7.5	-	-	8.0	8.0
Koster Insurance Agency, Inc. (KIA) - December 1, 2007	-		-	16.2	-	0.8	17.0	6.8
AVRECO - December 31, 2007	-		-	6.7	1.7	-	8.4	-

	1,303		$31.3	$176.2	$1.8	$9.1	$218.4	$92.9

Common shares exchanged in connection with acquisitions are valued at closing market prices as of the effective date of the respective acquisition. Escrow deposits that are returned to Gallagher as a result of adjustments to net assets acquired are recorded as reductions of goodwill when the escrows are settled. The potential earnout payables disclosed in the foregoing table represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreement related to each applicable acquisition. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for each applicable acquisition at its acquisition date because they are not fixed and determinable. Future payments made under these arrangements, if any, will generally be recorded as additional goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding at December 31, 2007 related to acquisitions made by Gallagher in the period from 2004 to 2007 was $134.8 million.

The following is a summary of the estimated fair values of the assets acquired at the date of each acquisition based on preliminary purchase price allocations (in millions):

	FPI	LLG	ISG	SHP	CHI	C&B	KIA	Fourteen Other Acquisitions	Total
Current assets	$0.1	$18.0	$3.3	$0.1	$7.6	$0.3	$23.5	$24.1	$77.0
Fixed assets	0.1	1.3	0.1	0.1	0.1	0.2	0.1	0.7	2.7
Goodwill	6.8	11.2	7.6	4.2	3.4	7.6	5.7	31.7	78.2
Expiration lists	10.6	12.8	7.8	6.5	7.1	24.3	10.1	51.6	130.8
Non-compete agreements	0.4	1.4	0.2	0.1	0.3	0.4	0.1	1.7	4.6

Total assets acquired	18.0	44.7	19.0	11.0	18.5	32.8	39.5	109.8	293.3
Current liabilities	-	17.5	3.0	-	6.7	-	22.5	24.3	74.0
Noncurrent liabilities	-	-	-	-	-	-	-	0.9	0.9

Total liabilities assumed	-	17.5	3.0	-	6.7	-	22.5	25.2	74.9

Total net assets acquired	$18.0	$27.2	$16.0	$11.0	$11.8	$32.8	$17.0	$84.6	$218.4

These acquisitions allow Gallagher to expand into desirable geographic locations, further extend its presence in the retail and wholesale insurance brokerage services industry and increase the volume of general services currently provided. The excess of the purchase price over the estimated fair value of the tangible net assets acquired at the acquisition date was allocated within the Brokerage Segment to goodwill, expiration lists and non-compete agreements in the amounts of $78.2 million, $130.8 million and $4.6 million, respectively. Purchase price allocations are preliminarily established at the time of the acquisition and are subsequently reviewed within the first year of operations to determine the necessity for allocation adjustments.

Of the $130.8 million of expiration lists and $4.6 million of non-compete agreements related to the 2007 acquisitions, $22.7 million and $1.8 million, respectively, are not expected to be deductible for income tax purposes. Accordingly, Gallagher recorded a deferred tax liability of $9.4 million, and a corresponding amount of goodwill, in 2007 related to the nondeductible amortizable intangible assets. This amount has not been included in the above table.

During 2007, Gallagher issued 322,000 shares of its common stock, paid $21.7 million in cash and accrued $1.7 million in liabilities related to earnout obligations of fourteen acquisitions made prior to 2007 and recorded additional goodwill of $26.4 million. During 2006, Gallagher issued 136,000 shares of its common stock and paid $8.9 million in cash and accrued $7.0 million in liabilities related to earnout obligations of fifteen acquisitions made prior to 2006 and recorded additional goodwill of $17.0 million. During 2005, Gallagher issued 439,000 shares of its common stock and paid $1.8 million in cash and accrued $2.7 million in liabilities related to earnout obligations of eight acquisitions made prior to 2005 and recorded additional goodwill of $15.3 million.

In addition to the above acquisitions, Gallagher acquired a 38.5% equity interest for $11.9 million in CGM Group Limited (CGM), which is headquartered in St. Lucia. Gallagher will account for its holding in CGM’s common stock using equity method accounting. CGM is an insurance intermediary and risk management company that provides P/C, health, risk management and other related services to clients throughout the Caribbean. CGM has operations in Jamaica, Barbados, St. Vincent and St. Lucia.

Gallagher’s consolidated financial statements for the year ended December 31, 2007 include the operations of the entities acquired from the dates of their respective acquisitions. The following is a summary of the unaudited pro forma historical results, as if these purchased entities had been acquired at January 1, 2006 (in millions, except per share data):

	Year Ended December 31,
	2007	2006
Total revenues	$1,671.8	$1,570.7
Earnings from continuing operations	157.1	134.6
Basic Earnings from continuing operations per share	1.63	1.37
Diluted Earnings from continuing operations per share	1.61	1.35

The unaudited pro forma results above have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred at January 1, 2006, nor are they necessarily indicative of future operating results. Annualized revenues of entities acquired in 2007 totaled approximately $99.3 million.

5.	Discontinued Operations

In fourth quarter 2007, Gallagher undertook a strategic review of its operations and made a determination to exit its global reinsurance operations and its wholesale brokerage operations in Ireland. In January 2008, Gallagher announced plans to sell these operations. Accordingly, in the accompanying consolidated statement of earnings, the revenues and expenses of these operations have been reclassified from continuing operations to discontinued operations for all periods presented. In Gallagher’s previously reported financial information, the operating results for these discontinued operations were included in the Brokerage Segment.

Total revenues reclassified to discontinued operations related to Gallagher’s reinsurance brokerage and Irish wholesale brokerage businesses for 2007, 2006 and 2005 were $51.8 million, $63.9 million and $55.0 million, respectively.

The assets and liabilities included in the accompanying December 31, 2007 consolidated balance sheet related to these discontinued operations were as follows (in millions):

Restricted cash	$39.5
Premiums and fees receivables	587.2
Other current assets	3.2
Fixed assets - net	2.8
Other noncurrent assets	5.8
Goodwill - net	25.8
Amortizable intangible assets - net	4.3

Total assets	$668.6

Premiums payable to insurance and reinsurance companies	$622.2
Other current liabilities	2.5
Noncurrent liabilities	9.7

Total liabilities	$634.4

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

In first quarter 2005, Gallagher entered into an agreement to sell all of the stock of Gallagher Benefit Administrators, Inc. (GBA), a third party employee benefit claim payment administrator, for cash of $9.2 million and a promissory note in the amount of $4.4 million. Gallagher recognized a pretax gain of $9.6 million ($6.8 million after tax gain) in first quarter 2005 in connection with the sale. The promissory note had a 10% fixed rate of interest, with interest only payments payable monthly through August 22, 2007, when the note was scheduled to mature. During fourth quarter 2006, Gallagher changed its medical plan administrator and recorded a medical plan termination charge. In connection with this termination charge, Gallagher forgave the $4.4 million promissory note, plus the accrued interest as of the settlement date. In Gallagher’s previously reported financial information, GBA’s operating results were included in the Risk Management Segment, which have been reclassified to discontinued operations in the accompanying consolidated statement of earnings for all periods presented.

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

Total revenues reclassified to discontinued operations for 2005 were $11.0 million related to the 2005 transactions discussed above.

6.	Fixed Assets

Major classes of fixed assets consist of the following (in millions):

	December 31,
	2007	2006
Furniture and equipment	$213.1	$183.0
Airplanes of consolidated leasing company	-	49.1
Leasehold improvements	41.6	37.1
Syn/Coal equipment	4.2	15.7

	258.9	284.9
Accumulated depreciation	(171.0)	(181.8)

Net fixed assets	$87.9	$103.1

7.	Intangible Assets

Major classes of amortizable intangible assets consist of the following (in millions):

	December 31,
	2007	2006
Expiration lists	$395.0	$266.1
Accumulated amortization - expiration lists	(85.9)	(60.0)

	309.1	206.1

Non-compete agreements	22.9	20.5
Accumulated amortization - non-compete agreements	(16.4)	(13.5)

	6.5	7.0

Net amortizable assets	$315.6	$213.1

Estimated aggregate amortization expense for each of the next five years is as follows:

2008	$36.2
2009	34.4
2010	31.3
2011	30.4
2012	27.4

Total	$159.7

The changes in the carrying amount of goodwill for 2007 are as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Balance as of January 1, 2007	$307.1	$9.5	$-	$316.6
Goodwill acquired during the year	87.4	-	-	87.4
Goodwill related to earnouts paid during the year	26.4	-	-	26.4
Adjustments related to independent appraisals and other purchase accounting adjustments	8.7	-	-	8.7
Goodwill written-off related to sales of business units and impairment reviews during the year	-	-	-	-
Foreign currency translation adjustments during the year	1.5	-	-	1.5

Balance as of December 31, 2007	$431.1	$9.5	$-	$440.6

The carrying amount of goodwill at December 31, 2007 allocated by domestic and foreign operations is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
United States	$381.4	$8.1	$-	$389.5
Foreign, principally United Kingdom, Australia and Bermuda	49.7	1.4	-	51.1

Total goodwill - net	$431.1	$9.5	$-	$440.6

8.	Credit and Other Debt Agreements

Note Purchase Agreement—On August 3, 2007, Gallagher entered into a Note Purchase Agreement, as amended and restated (Note Purchase Agreement) with certain accredited institutional investors (the Purchasers), pursuant to which Gallagher issued and sold to the Purchases $100.0 million in aggregate principal amount of Gallagher’s 6.26% Senior Notes, Series A, due August 3, 2014 (the Series A Notes) and $300.0 million in aggregate principal amount of Gallagher’s 6.44% Senior Notes, Series B, due August 3, 2017 (the Series B Notes and, together with the Series A Notes, the Notes(s)), in a private placement. In connection with entering into the Note Purchase Agreement, Gallagher incurred approximately $1.3 million of debt acquisition costs that were capitalized and are being amortized on a pro rata basis over a seven year period.

Under the terms of the Note Purchase Agreement, the Notes are redeemable by Gallagher at any time, in whole or in part, at 100% of the principal amount of such Notes being redeemed, together with accrued and unpaid interest and a “make-whole amount”. The “make-whole amount” is derived from a net present value computation of the remaining scheduled payments of principal and interest using a discount rate based on U.S. Treasury yield plus 0.5% and is designed to compensate the Purchasers for their investment risk in the event prevailing interest rates at the time of prepayment are less favorable than the interest rates under the Notes. Gallagher currently has no intention of prepaying the Notes.

The Note Purchase Agreement contains customary provisions for transactions of this type, including representations and warranties regarding Gallagher and its subsidiaries and various covenants, including covenants that require Gallagher to maintain specified financial ratios. Gallagher was in compliance with these covenants at December 31, 2007. The Note Purchase Agreement provides customary events of default, generally with corresponding grace periods, including, without limitation, payment defaults with respect to the Notes, covenant defaults, cross-defaults to other agreements evidencing indebtedness of Gallagher or its subsidiaries, certain judgments against Gallagher or its subsidiaries and events of bankruptcy involving Gallagher or its material subsidiaries.

The Notes are senior unsecured obligations of Gallagher and rank equal in right of payment with Gallagher’s unsecured multicurrency credit agreement. The Note Purchase Agreement and Notes were amended and restated on December 19, 2007 primarily to provide for several of Gallagher’s wholly-owned domestic subsidiaries to become co-obligors on the Notes.

Credit Agreement—On October 5, 2005, Gallagher entered into an unsecured multicurrency credit agreement (Credit Agreement), which expires on October 4, 2010, with a group of ten financial institutions. The Credit Agreement provides for a revolving credit commitment of up to $450.0 million, of which up to $125.0 million may be used for issuances of standby or commercial letters of credit (LOCs) and up to $30.0 million may be used for the making of swing loans. Gallagher may from time-to-time request, subject to certain conditions, an increase in the revolving credit commitment up to a maximum aggregate revolving credit commitment of $550.0 million.

The Credit Agreement provides that Gallagher may elect that each borrowing in U.S. dollars be either base rate loans or Eurocurrency loans, as defined in the Credit Agreement. All loans denominated in currencies other than U.S. dollars shall be Eurocurrency loans. Interest rates on base rate loans and outstanding drawings on LOCs in U.S. dollars under the Credit Agreement are based on the base rate, as defined in the Credit Agreement. Interest rates on Eurocurrency loans or outstanding drawings on LOCs in currencies other than U.S. dollars under the Credit Agreement are based on adjusted LIBOR, as defined in the Credit Agreement, plus a margin of .400%, .500%, .600% or .800%, depending on the financial leverage ratio maintained by Gallagher. Interest rates on swing loans are based, at the election of Gallagher, on either the base rate, as defined in the Credit Agreement, or such alternate rate as may be quoted by the lead lender. The annual facility fee related to the Credit Agreement is either ..100%, .125%, .150% or .200% of the used and unused portions of the revolving credit commitment, depending on the financial leverage ratio maintained by Gallagher. In connection with entering into the Credit Agreement, Gallagher incurred approximately $1.4 million of debt acquisition costs that were capitalized and are being amortized on a pro rata basis over the term of the Credit Agreement.

The terms of the Credit Agreement include various covenants, including covenants that require Gallagher to maintain specified levels of net worth and financial leverage ratios. Gallagher was in compliance with these covenants at December 31, 2007. The Credit Agreement also includes customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements evidencing indebtedness and bankruptcy-related defaults. The Credit Agreement was amended and restated on December 19, 2007 primarily to provide for several of Gallagher’s wholly-owned domestic subsidiaries to become co-obligors on the Credit Agreement.

At December 31, 2007, $16.9 million of LOCs (for which Gallagher had $10.3 million of liabilities recorded at December 31, 2007) were outstanding under the Credit Agreement. See Notes 3 and 17 to the consolidated financial statements for a discussion on the LOCs. There were no borrowings outstanding under the revolving credit commitment at December 31, 2007. Accordingly, at December 31, 2007, $433.1 million remained available for potential borrowings, of which $108.1 million may be in the form of additional LOCs.

The following is a summary of Gallagher’s corporate and investment related debt (in millions):

	December 31,
	2007	2006
Corporate related borrowings:
Note Purchase Agreement:
Semi-annual payments of interest, fixed rate of 6.26%, balloon due 2014	$100.0	$-
Semi-annual payments of interest, fixed rate of 6.44%, balloon due 2017	300.0	-

Total Note Purchase Agreement	400.0	-
Credit Agreement:
Periodic payments of interest and principal, prime or LIBOR plus up to 0.80%, expires 2010	-	-
Investment related borrowings:
Loan on airplanes leased to French Postal Service:
Monthly principal and interest payments, fixed rate of 5.38%	-	28.0
Syn/Coal facility purchase note:
Periodic payments of interest and principal, fixed rate of 7.00%	-	6.8

	$400.0	$34.8

Periodic payments under the Syn/Coal facility purchase note were deferred in 2007 and are due not later than January 15, 2009. The repayment of this obligation is affected by the estimated substantial IRC Section phase-out for 2007. As a result of the phase-out for 2007, Gallagher currently estimates that no payments will be made related to this obligation.

The fair value of the $400.0 million Note Purchase Agreement debt at December 31, 2007 was $395.6 million due to the long-term duration and fixed interest rates associated with this debt obligation. At December 31, 2007 and 2006, Gallagher had no borrowings outstanding under its Credit Agreement. However, in the event that Gallagher does have borrowings outstanding, the fair value of these borrowings would approximate their carrying value due to their short-term duration and variable interest rates.

See Note 17 to the consolidated financial statements for additional discussion on commitments and contingencies.

9.	Capital Stock

Capital Stock—The table below summarizes certain information about Gallagher’s capital stock at December 31, 2007 and 2006 (in millions, except par value data):

Class	Par Value	Authorized Shares
Preferred stock	No par	1
Common stock	$1.00	400

10.	Earnings per Share

The following table sets forth the computation of basic and diluted net earnings per share (in millions, except per share data):

	Year Ended December 31,
	2007	2006	2005
Earnings from continuing operations	$154.6	$128.4	$39.1
Earnings (loss) from discontinued operations	(15.8)	0.1	(8.3)

Net earnings	$138.8	$128.5	$30.8

Weighted average number of common shares outstanding	95.9	97.1	94.1
Dilutive effect of stock options using the treasury stock method	1.2	1.3	2.0

Weighted average number of common and common equivalent shares outstanding	97.1	98.4	96.1

Basic net earnings (loss) per share:
Earnings from continuing operations	$1.61	$1.32	$0.42
Earnings (loss) from discontinued operations	(0.16)	-	(0.09)

Net earnings	$1.45	$1.32	$0.33

Diluted net earnings (loss) per share
Earnings from continuing operations	$1.59	$1.31	$0.41
Earnings (loss) from discontinued operations	(0.16)	-	(0.09)

Net earnings	$1.43	$1.31	$0.32

Options to purchase 7.0 million, 8.9 million and 7.3 million shares of common stock were outstanding at December 31, 2007, 2006 and 2005, respectively, but were not included in the computation of the dilutive effect of stock options for the year then ended. These options were excluded from the computation because the options’ exercise prices were greater than the average market price of Gallagher’s common shares during the respective period and, therefore, would be antidilutive to earnings per share under the treasury stock method.

11.	Stock Option Plans

Gallagher has four stock option-based employee compensation plans. Gallagher primarily grants stock options for a fixed number of shares to employees, with an exercise price equal to the fair value of the underlying shares of Gallagher common stock at the date of grant. All options granted under the plans must be approved by either the Compensation Committee of the Board of Directors (the Compensation Committee), which consists entirely of independent directors within the meaning of the listing rules of the New York Stock Exchange, or the Chief Executive Officer of Gallagher under a limited delegation of authority from the Compensation Committee.

Gallagher grants both incentive and nonqualified stock option to officers and key employees of Gallagher and its subsidiaries. Most options granted under the incentive plan prior to 2007 become exercisable at the rate of 10% per year beginning the calendar year after the date of grant. Most options granted under the nonqualified plan prior to 2007 become exercisable at the rate of 10% per year beginning the calendar year after the date of grant or earlier in the event of death, disability or retirement (if the retirement eligible age requirement is met). On May 15, 2007, the Compensation Committee granted 540,000 options to officers and key employees of Gallagher that become exercisable at the rate of 20% per year on the anniversary date of the grant. Options expire ten years from the date of grant, or earlier in the event of termination of the employee (if the retirement eligible age requirement is not met). Stock options granted after May 15, 2007 no longer provide for accelerated vesting upon retirement.

In addition, Gallagher has a non-employee directors’ stock option plan, where by in 2007 and prior years, Discretionary Options were granted at the direction of the Compensation Committee and Retainer Options were granted in lieu of the directors’ annual retainer. Discretionary Options are exercisable at such rates as shall be determined by the Compensation Committee on the date of grant. Retainer Options are cumulatively exercisable at the rate of 25% of the total Retainer Option at the end of each full fiscal quarter succeeding the date of grant. Options granted under the non-employee directors’ plan contain provisions where the vesting of the stock options accelerates to 100% on the termination of the director. At December 31, 2007, 1.9 million shares were authorized to be granted under this plan.

Gallagher also has an incentive stock option plan for its officers and key employees resident in the U.K. The U.K. plan is essentially the same as Gallagher’s domestic employee stock option plans, with certain modifications to comply with U.K. law and to provide potentially favorable tax treatment for grantees resident in the U.K.

All of the aforementioned stock option plans provide for the immediate vesting of all outstanding stock option grants in the event of a change in control of Gallagher, as defined in the plan documents.

During 2007, 2006 and 2005, Gallagher recognized $10.6 million, $13.8 million and $6.9 million, respectively, of compensation expense related to its stock option plans.

For purposes of expense recognition in 2007, 2006 and 2005 (and for the pro forma disclosures in Note 1 to the consolidated financial statements), the estimated fair values of the stock option grants are amortized to expense over the options’ expected lives. The fair value of stock options at the date of grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ended December 31,
	2007	2006	2005
Expected dividend yield	4.0%	3.0%	3.0%
Expected risk-free interest rate	4.3%	4.9%	4.2%
Volatility	25.7%	25.8%	26.2%
Expected life (in years)	5.4	6.5	6.9

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because Gallagher’s employee and director stock options have characteristics significantly different from those of traded options, and because changes in the selective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee and director stock options. The weighted average fair value per option for all options granted during 2007, 2006 and 2005, as determined on the grant date using the Black-Scholes option valuation model, was $5.47, $6.87 and $6.69, respectively.

The following is a summary of Gallagher’s stock option activity and related information for 2007, 2006 and 2005 (in millions, except exercise price data):

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Year Ended December 31, 2007
Beginning balance	15.2	$24.81
Granted	0.8	28.44
Exercised	(0.7)	16.53
Forfeited or canceled	(0.6)	26.90

Ending balance	14.7	$25.36	5.42	$21.3

Exercisable at end of year	7.3	$24.27	4.47	$16.4

Ending vested and expected to vest	14.5	$25.33	5.40	$21.2

Year Ended December 31, 2006
Beginning balance	16.6	$23.82
Granted	0.4	27.52
Exercised	(1.3)	11.82
Forfeited or canceled	(0.5)	27.28

Ending balance	15.2	$24.81	6.07	$75.3

Exercisable at end of year	6.4	$23.30	5.00	$41.9

Ending vested and expected to vest	14.9	$24.77	6.05	$74.4

Year Ended December 31, 2005
Beginning balance	15.7	$22.00
Granted	3.1	27.37
Exercised	(1.6)	11.96
Forfeited or canceled	(0.6)	26.81

Ending balance	16.6	$23.82	6.63	$119.4

Exercisable at end of year	5.6	$20.67	4.90	$58.1

Ending vested and expected to vest	16.6	$23.82	6.63	$119.4

Options with respect to 4.1 million shares were available for grant at December 31, 2007.

The total intrinsic value of options exercised during 2007, 2006 and 2005 amounted to $9.6 million, $20.8 million and $27.8 million, respectively. At December 31, 2007, there was approximately $44.4 million of total unrecognized compensation cost related to nonvested options. That cost is expected to be recognized over a weighted average period of approximately five years.

Other information regarding stock options outstanding and exercisable at December 31, 2007 is summarized as follows (in millions, except exercise price and year data):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.11 - $ 22.70	3.4	2.92	$17.98	2.3	$17.09
23.72 - 25.79	2.5	5.23	24.86	1.3	24.83
26.00 - 27.25	4.4	6.08	26.95	1.9	26.79
27.29 - 29.42	3.2	7.28	29.06	0.9	29.21
29.45 - 36.53	1.1	5.60	32.04	0.8	32.14
36.94 - 36.94	0.1	3.84	36.94	0.1	36.94

$ 1.11 - $ 36.94	14.7	5.42	$25.36	7.3	$24.27

12.	Deferred Compensation

Gallagher has a Deferred Equity Participation Plan, which is a non-qualified plan that provides for distributions to certain key executives of Gallagher when they attain age 62 or upon or after their actual retirement. Under the provisions of the plan, Gallagher contributes shares of its common stock or cash, in an amount approved by the Compensation Committee, to a rabbi trust on behalf of the executives participating in the plan. Distributions under the plan may not normally be made until the participant reaches age 62 and are subject to forfeiture in the event of voluntary termination of employment prior to age 62. All distributions of stock contributions from the plan, except for accumulated non-invested dividends, are made in the form of Gallagher’s common stock and all distributions of cash contributions are distributed in cash.

In first quarter 2006 and 2005, Gallagher contributed $4.3 million and $4.7 million, respectively, to the plan through the issuance of 148,000 and 157,000 shares, respectively, of Gallagher’s common stock. The Gallagher common stock that is issued under the plan to the rabbi trust is valued at historical cost (fair market value at the date of grant). The unearned deferred compensation obligation is recorded as a reduction of capital in excess of par value in the accompanying consolidated balance sheet and is being amortized to compensation expense ratably over the vesting period of the participants. Future changes in the fair value of the Gallagher common stock that is owed to the participants do not have any impact on Gallagher’s consolidated financial statements. During 2007, 2006 and 2005, $2.3 million, $2.6 million and $2.3 million, respectively, was charged to compensation expense related to this plan. During 2006 and 2005, 30,000 and 68,000 shares of Gallagher’s common stock, respectively, were vested and distributed to employees under this plan, with an aggregate fair value of $0.8 million and $1.9 million, respectively. No shares were vested or distributed to employees in 2007. At December 31, 2007 and 2006, $13.9 million (related to 780,000 shares) and $16.2 million (related to 780,000 shares), respectively, of unearned deferred compensation was recorded as an offset to capital in excess of par value in the accompanying consolidated balance sheet. The total intrinsic value of unvested Gallagher common stock under the plan at December 31, 2007 and 2006 was $18.9 million and $23.0 million, respectively.

In first quarter 2007, the Compensation Committee approved $4.7 million of cash awards in the aggregate to certain key executives under the Deferred Equity Participation Plan that were contributed to the rabbi trust in second quarter 2007. The fair value of the cash award assets at December 31, 2007 was $4.5 million and has been included in other noncurrent assets in the accompanying consolidated balance sheet. During 2007, $0.8 million was charged to compensation expense related to this plan. During 2007, awards with an aggregate fair value of $0.1 million were vested and distributed to employees under this plan.

13.	Restricted Stock Awards

Gallagher has adopted a restricted stock plan for its directors, officers and other employees. Under the provisions of the plan, Gallagher is authorized to issue 4.0 million restricted shares or related stock units of Gallagher common stock. The Compensation Committee is responsible for the administration of the plan. Each award granted under the plan represents a right of the holder of the award to receive shares of Gallagher common stock, cash or a combination of shares and cash, subject to the holder’s continued employment with Gallagher for a period of time after the date the award is granted. The Compensation Committee shall determine each recipient of an award under the plan, the number of shares of common stock subject to such award and the period of continued employment required for the vesting of such award. These terms will be included in an award agreement between Gallagher and the recipient of the award. At December 31, 2007, 2.7 million restricted shares were available for grant under this plan.

In 2007, 2006 and 2005, Gallagher granted 258,000, 229,000 and 200,000 shares, respectively, of its common stock to employees related to incentive compensation plans, with an aggregate fair value of $7.4 million, $6.3 million and $5.9 million, respectively, at the date of grant.

The 2007, 2006 and 2005 restricted stock awards generally vest annually on a pro rata basis however, 116,000 shares granted in second quarter 2007 vest in full based on continued employment through May 15, 2011. The vesting periods of the 2007, 2006 and 2005 restricted stock awards are as follows (in actual shares):

	Shares Granted
Vesting Period	2007	2006	2005
One year	-	-	21,000
Two years	-	58,000	53,000
Three years	61,000	51,000	90,000
Four years	137,000	19,000	-
Five years	60,000	51,000	36,000
Ten years	-	50,000	-

Total shares granted	258,000	229,000	200,000

Gallagher accounts for restricted stock at historical cost, which equals its fair market value at the date of grant. When restricted shares are issued, an unearned restricted stock obligation is recorded as a reduction of capital in excess of par value in the accompanying consolidated balance sheet and is amortized to compensation expense ratably over the vesting period of the participants. Prior to June 30, 2006, the restricted stock awards granted by Gallagher typically contained provisions where participants will continue to vest in the awards through the vest dates if they leave Gallagher and have met the retirement eligible age requirement. Thus, the recognition of stock compensation expense related to restricted stock awards will not follow the vesting schedules presented above. Future changes in the fair value of the Gallagher common stock that is owed to the participants do not have any impact on Gallagher’s consolidated financial statements. During 2007, 2006 and 2005, $4.4 million, $6.0 million and $4.9 million, respectively, was charged to compensation expense related to restricted stock awards granted in 2003 to 2007. At December 31, 2007 and 2006, $5.6 million (related to 346,000 shares) and $5.5 million (related to 345,000 shares), respectively, of unearned restricted stock outstanding was recorded as an offset to capital in excess of par value in the accompanying consolidated balance sheet. The total intrinsic value of unvested restricted stock at December 31, 2007 and 2006 was $11.1 million and $10.2 million, respectively.

On May 15, 2007, the Compensation Committee approved the future grant of provisional cash awards of $13.5 million in the aggregate to officers and key employees of Gallagher that are denominated in units (470,000 units in the aggregate), each of which is equivalent to the value of one share of Gallagher’s common stock on the date of grant pursuant to a Performance Unit Program. The Performance Unit Program consists of a one-year performance period based on financial performance and a two-year vesting period. At the discretion of the Compensation Committee and determined based on company performance, the officer or key employee will be granted a percentage of the provisional cash award units that equates to the EBITA (as defined in the Program) growth achieved. At the end of the performance period (December 31, 2007 for the 2007 awards), eligible employees will be granted an amount of units based on achievement of the performance goal and subject to approval by the Compensation Committee. Granted units will fully vest based on continuous employment through January 1, 2010. The ultimate award value will be equal to the trailing twelve month stock price on December 31, 2009, multiplied by the number of units subject to the award, but limited to between 0.5 and 1.5 times the original value of the units determined as of the grant date. The fair value of the grant will be paid out in cash as soon as practicable in 2010. If an eligible employee leaves Gallagher prior to the vesting date, the entire award will be forfeited. No compensation expense was recognized during 2007 related to this program. Based on company performance for 2007, Gallagher expects to grant 230,000 units under the Performance Unit Program in first quarter 2008 that will fully vest on January 1, 2010.

14.	Employee Stock Purchase Plan

Gallagher has an employee stock purchase plan (ESPP) under which the sale of 4.0 million shares of Gallagher’s common stock has been authorized. Eligible employees may contribute up to 15% of their compensation towards the quarterly purchase of Gallagher’s common stock. Under the ESPP, eligible employees may purchase Gallagher common stock at a purchase price equal to 85% of the lesser of the fair market value of Gallagher’s common stock on the first business day or the last business day of the quarterly offering period. Eligible employees may annually purchase shares of Gallagher’s common stock with an aggregate fair market value of up to $25,000 (measured as of the first day of each quarterly offering period of each calendar year). Gallagher recognizes compensation expense related to the common stock issued under the ESPP. Currently, there are 2.4 million shares of Gallagher’s common stock reserved for future issuance under the ESPP.

The 2007, 2006 and 2005 ESPP information is as follows (in millions, except per share and share data):

	1st	2nd	3rd	4th	Total
2007
Fair market value per share at date of purchase	$28.33	$27.88	$28.97	$24.19
Purchase price per share	$24.08	$23.70	$23.97	$20.56
Shares issued	146,000	90,000	79,000	82,000	397,000
Aggregate purchase price	$3.5	$2.1	$1.9	$1.8	$9.3
Stock compensation expense recognized	$0.6	$0.4	$0.4	$0.3	$1.7
2006
Fair market value per share at date of purchase	$27.81	$25.34	$26.67	$29.55
Purchase price per share	$23.64	$21.54	$21.54	$22.64
Shares issued	130,000	105,000	83,000	73,000	391,000
Aggregate purchase price	$3.1	$2.3	$1.8	$1.6	$8.8
Stock compensation expense recognized	$0.5	$0.4	$0.5	$0.5	$1.9
2005
Fair market value per share at date of purchase	$28.80	$27.13	$28.81	$30.88
Purchase price per share	$24.48	$23.06	$23.13	$24.62
Shares issued	121,000	94,000	81,000	70,000	366,000
Aggregate purchase price	$2.9	$2.2	$1.9	$1.7	$8.7
Stock compensation expense recognized	$0.5	$0.4	$0.5	$0.4	$1.8

15.	Retirement Plans

Gallagher has a noncontributory defined benefit pension plan that prior to July 1, 2005 covered substantially all domestic employees who had attained a specified age and one year of employment. Benefits under the plan were based on years of service and salary history. Gallagher accounts for the defined benefit pension plan in accordance with SFAS 87, “Employers’ Accounting for Pensions,” and related pronouncements. In 2005, Gallagher amended its defined benefit pension plan to freeze the accrual of future benefits for all domestic employees, effective on July 1, 2005, which resulted in Gallagher recognizing a curtailment gain of $10.0 million. In the table below, the service cost component in 2007 and 2006 represents plan administration costs that are incurred directly by the plan.

A reconciliation of the beginning and ending balances of the pension benefit obligation and fair value of plan assets and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2007	2006
Change in pension benefit obligation:
Benefit obligation at beginning of year	$177.6	$181.7
Service cost	0.5	0.2
Interest cost	10.6	9.8
Net actuarial (gain) loss	2.7	(10.1)
Benefits paid	(4.1)	(4.0)

Benefit obligation at end of year	$187.3	$177.6

Change in plan assets:
Fair value of plan assets at beginning of year	$187.5	$169.3
Actual return on plan assets	15.1	22.2
Contributions by Gallagher	-	-
Benefits paid	(4.1)	(4.0)

Fair value of plan assets at end of year	$198.5	$187.5

Funded status of the plan	$11.2	$9.9
Unrecognized net actuarial (gain) loss	0.4	(8.3)

Net amount recognized	$11.6	$1.6

Amounts recognized in the consolidated balance sheet consist of:
Prepaid benefit cost	$11.2	$9.9
Accumulated other comprehensive earnings	(5.8)	(8.3)

Net amount recognized	$5.4	$1.6

The components of the net periodic pension benefit cost for the plan consists of the following (in millions):

	Year Ended December 31,
	2007	2006	2005
Service cost—benefits earned during the year	$0.5	$0.2	$10.7
Interest cost on benefit obligation	10.6	9.8	10.8
Expected return on plan assets	(14.8)	(13.8)	(12.1)
Amortization of prior service cost	-	-	0.2
Amortization of net actuarial loss	-	-	0.6

Net periodic benefit (earnings) cost	(3.7)	(3.8)	10.2
Curtailment gain	-	-	(10.0)

Total benefit (earnings) cost	$(3.7)	$(3.8)	$0.2

The following is information required to be separately disclosed for pension plans with an accumulated benefit obligation in excess of plan assets (in millions):

	December 31,
	2007	2006
Projected benefit obligation	$187.3	$177.6
Accumulated benefit obligation	187.3	177.6
Fair value of plan assets	198.5	187.5

The following weighted average assumptions were used at December 31 in determining the plan’s pension benefit obligation:

	December 31,
	2007	2006
Discount rate	6.00%	5.75%
Weighted average expected long-term rate of return on plan assets	8.00%	8.25%

The following weighted average assumptions were used at January 1 in determining the plan’s net periodic pension benefit cost:

	Year Ended December 31,
	2007	2006	2005
Discount rate	5.75%	5.75%	6.00%
Weighted average rate of increase in future compensation levels	-	-	6.10%
Weighted average expected long-term rate of return on plan assets	8.00%	8.25%	8.25%

The following is a summary of the plan’s weighted average asset allocations at December 31 by asset category:

	December 31,
Asset Category	2007	2006
Equity securities	61.0%	62.0%
Debt securities	29.0%	29.0%
Real estate	10.0%	9.0%

Total	100.0%	100.0%

The following benefit payments are expected to be paid by the plan (in millions):

2008	$5.0
2009	5.6
2010	6.1
2011	7.0
2012	7.9
Years 2013 to 2017	51.8

Plan assets are invested in various pooled separate accounts under a group annuity contract managed by a life insurance carrier. The plan’s investment policy provides that investments shall be allocated in a manner designed to provide a long-term investment return greater than the actuarial assumptions, maximize investment return commensurate with risk and to comply with the Employee Retirement Security Act of 1974, as amended, (ERISA) by investing the funds in a manner consistent with ERISA’s fiduciary standards. The weighted average expected long-term rate of return on plan assets assumption of 8.00% was determined based on a review of the asset allocation strategy of the plan using expected ten-year return assumptions for all of the asset classes in which the plan was invested at December 31, 2007. The ten-year return assumptions used in the valuation were based on data provided by the plan’s external investment advisors.

In 2008, Gallagher does not anticipate making any contributions to the pension plan. This expected level of funding is based on the plan being frozen and overfunded at December 31, 2007. In addition, no minimum contribution is required to be made to the plan by Gallagher under the IRC. During 2007 and 2006, Gallagher did not make any contributions to the plan.

Gallagher also has a qualified contributory savings and thrift (401(k)) plan covering the majority of its domestic employees. Gallagher’s matching contributions (up to a maximum of 5.0% of eligible compensation in 2007 and 2006; up to a maximum of 2.5% of eligible compensation in 2005) are at the discretion of Gallagher’s Board of Directors and may not exceed the maximum amount deductible for Federal income tax purposes. Gallagher contributed $23.2 million, $20.8 million and $9.5 million to the plan in 2007, 2006 and 2005, respectively.

Gallagher also has a nonqualified deferred compensation plan for certain employees who, due to IRS rules, cannot take full advantage of the Gallagher matching contributions under the savings and thrift plan. The plan permits these employees to annually elect to defer a portion of their compensation until their retirement or a future date. Gallagher’s matching contributions to this plan are also at the discretion of Gallagher’s Board of Directors. Gallagher contributed $1.7 million, $1.4 million and $0.9 million to the plan in 2007, 2006 and 2005, respectively. The fair value of the plan’s assets at December 31, 2007 and 2006 including employee contributions and investment earnings thereon, was $68.8 million and $59.3 million, respectively, and has been included in other noncurrent assets and the corresponding liability has been included in other noncurrent liabilities in the accompanying consolidated balance sheet.

Gallagher also has several foreign benefit plans, the largest of which is a defined contribution plan that provides for contributions by Gallagher of 5% of eligible compensation. In addition, the plan allows for voluntary contributions by U.K. employees, which are matched 100% by Gallagher, up to a maximum of an additional 5% of eligible compensation. Net expense for foreign retirement plans amounted to $8.4 million, $6.8 million and $6.3 million in 2007, 2006 and 2005, respectively.

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

A reconciliation of the beginning and ending balances of the postretirement benefit obligation and the funded status of the plan is as follows (in millions):

	Year Ended December 31,
	2007	2006
Change in postretirement benefit obligation:
Benefit obligation at beginning of year	$8.1	$8.0
Service cost	-	-
Interest cost	0.4	0.4
Net actuarial (gain) loss	0.1	(0.1)
Benefits paid	(0.1)	(0.2)

Benefit obligation at end of year	$8.5	$8.1

Change in plan assets:
Fair value of plan assets at beginning of year	$-	$-
Actual return on plan assets	-	-
Contributions by Gallagher	0.1	0.2
Benefits paid	(0.1)	(0.2)

Fair value of plan assets at end of year	$-	$-

Funded status of the plan (underfunded)	$(8.5)	$(8.1)
Unrecognized net actuarial gain	(2.9)	(3.2)
Unrecognized transition obligation	2.6	3.1

Net amount recognized	$(8.8)	$(8.2)

Amounts recognized in the consolidated balance sheet consist of:
Accrued benefit liability	$(8.5)	$(8.1)
Accumulated other comprehensive earnings	(0.3)	(0.1)

Net amount recognized	$(8.8)	$(8.2)

The components of the net periodic postretirement benefit cost include the following (in millions):

	Year Ended December 31,
	2007	2006	2005
Service cost—benefits earned during the year	$-	$-	$-
Interest cost on benefit obligation	0.4	0.4	0.5
Amortization of transition obligation	0.5	0.5	0.5
Amortization of net actuarial gain	(0.2)	(0.2)	(0.3)

Net periodic benefit cost	$0.7	$0.7	$0.7

The discount rate used to measure the postretirement benefit obligation was 5.50% and 5.25% at December 31, 2007 and 2006, respectively. The discount rate used to measure the net periodic postretirement benefit cost at January 1 was 5.25% for 2007 and 2006, respectively. The transition obligation is being amortized at a rate of $0.5 million per year over a twenty-year period ending on December 31, 2012.

The following assumed healthcare cost trend rates were used at December 31 in determining the plan’s postretirement benefit obligation:

	December 31,
	2007	2006
Healthcare cost trend rate assumed for next year	9.00%	9.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.00%	5.00%
Year the rate reaches the ultimate trend rate	2011	2011

The assumed healthcare cost trend rate has a significant effect on the amounts reported and disclosed herein. A one-percentage point change in the assumed healthcare cost trend rate would have the following effects (in millions):

	One-Percentage Point
	Increase	Decrease
Effect on the net periodic postretirement benefit cost in 2007	$0.1	$(0.1)
Effect on the postretirement benefit obligation at December 31, 2007	0.9	(0.8)

The following represents expected future benefit payments to be paid by the plan and contributions to be made by Gallagher (in millions):

	Prior to Reflecting Medicare Part D	After Reflecting Medicare Part D
2008	$0.6	$0.6
2009	0.7	0.6
2010	0.7	0.6
2011	0.7	0.6
2012	0.7	0.6
Years 2013 to 2017	3.7	3.3

17.	Commitments, Contingencies and Off-Balance Sheet Arrangements

In connection with its investing and operating activities, Gallagher has entered into certain contractual obligations as well as commitments. See Notes 3 and 8 to the consolidated financial statements for additional discussion of these obligations and commitments. Gallagher’s future minimum cash payments, excluding interest, associated with its contractual obligations pursuant to the Note Purchase Agreement and Credit Agreement, investment related borrowings, operating leases and purchase commitments at December 31, 2007 were as follows (in millions):

	Payments Due by Period
Contractual Obligations	2008	2009	2010	2011	2012	Thereafter	Total
Note Purchase Agreement	$-	$-	$-	$-	$-	$400.0	$400.0
Credit Agreement	-	-	-	-	-	-	-
Investment related borrowings:
Syn/Coal facility purchase note (1)	-	-	-	-	-	-	-

Total debt obligations	-	-	-	-	-	400.0	400.0
Operating lease obligations	61.3	52.7	46.0	39.1	29.2	44.6	272.9
Less sublease arrangements	(1.8)	(1.5)	(1.6)	(1.6)	(1.4)	(0.3)	(8.2)
Outstanding purchase obligations	8.4	1.9	0.6	0.6	0.4	-	11.9

Total contractual obligations	$67.9	$53.1	$45.0	$38.1	$28.2	$444.3	$676.6

(1)	The periodic payments under the Syn/Coal facility purchase note were deferred in 2007 and are due not later than January 15, 2009. The payment of this obligation is affected by the estimated substantial IRC Section 29 phase-out 2007. As a result of the phase-out, Gallagher currently estimates that no payments will be made related to this obligation.

The amounts presented in the table above may not necessarily reflect the actual future cash funding requirements of Gallagher, because the actual timing of the future payments made may vary from the stated contractual obligation.

Note Purchase Agreement - On August 3, 2007, Gallagher entered into a Note Purchase Agreement with certain accredited institutional investors (the Purchasers), pursuant to which Gallagher issued and sold to the Purchasers $100.0 million in aggregate principal amount of Gallagher’s 6.26% Senior Notes, Series A, due August 3, 2014 and $300.0 million in aggregate principal amount of Gallagher’s 6.44% Senior Notes, Series B, due August 3, 2017 in a private placement. See Note 8 to the consolidated financial statements for a discussion of the terms of the Note Purchase Agreement.

Credit Agreement - Gallagher has a $450.0 million Credit Agreement it uses to post LOCs and that it can use from time-to-time to borrow funds to supplement operating cash flows. At December 31, 2007, $16.9 million of LOCs (of which Gallagher has $10.3 million of liabilities recorded at December 31, 2007) were outstanding under the Credit Agreement, some of which related to Gallagher’s investments as discussed in Note 3 to the consolidated financial statements. There were no borrowings outstanding under the Credit Agreement at December 31, 2007. Accordingly, at December 31, 2007, $433.1 million remained available for potential borrowings, of which $108.1 million may be in the form of additional LOCs. Gallagher is under no obligation to utilize the Credit Agreement in performing its normal business operations. See Note 8 to the consolidated financial statements for a discussion of the terms of the Credit Agreement.

Investment Related Borrowings - As more fully described in Note 3 to the consolidated financial statements, the accompanying consolidated balance sheet includes no investment related borrowings at December 31, 2007 and $34.8 million at December 31, 2006, none of which is recourse to Gallagher.

Operating Lease Obligations - Gallagher’s executive offices and certain subsidiary and branch facilities are located at Two Pierce Place, Itasca, Illinois, where Gallagher leases approximately 306,000 square feet of space, or approximately 60% of the building. The lease commitment on this property expires February 28, 2018. Gallagher had a 60% ownership interest in a real estate limited partnership that, prior to December 7, 2006, owned the Two Pierce Place property. On December 7, 2006, the real estate partnership sold Gallagher’s home office land and building. Prior to December 7, 2006, this investment was consolidated into Gallagher’s consolidated financial statements.

Gallagher generally operates in leased premises at its other locations. Certain office space leases have options permitting renewals for additional periods. In addition to minimum fixed rentals, a number of leases contain annual escalation clauses which are generally related to increases in an inflation index.

Total rent expense, including rent relating to cancelable leases and leases with initial terms of less than one year, amounted to $72.0 million in 2007, $66.3 million in 2006 and $62.4 million in 2005.

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

Outstanding Purchase Obligations - Gallagher is a service company and thus typically does not have a material amount of outstanding purchase obligations at any point in time. The amount disclosed in the contractual obligations table above represents the aggregate amount of unrecorded purchase obligations that Gallagher had outstanding at December 31, 2007. These obligations represent agreements to purchase goods or services that were executed in the normal course of business.

Off-Balance Sheet Commitments - Gallagher’s total unrecorded commitments associated with outstanding letters of credit and funding commitments at December 31, 2007 were as follows (in millions):

	Amount of Commitment Expiration by Period						Total Amounts Committed
Off-Balance Sheet Commitments	2008	2009	2010	2011	2012	Thereafter
Investment related:
Letters of credit	$-	$-	$-	$-	$-	$16.9	$16.9
Funding commitments	0.5	0.2	-	-	-	0.6	1.3

Total commitments	$0.5	$0.2	$-	$-	$-	$17.5	$18.2

Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher. See Note 3 to the consolidated financial statements for a discussion of Gallagher’s outstanding LOCs and funding commitments related to its Financial Services Segment and the Off-Balance Sheet Debt section below for a discussion of other LOCs. All of the LOCs represent multiple year commitments and have annual, automatic renewing provisions and are classified by the latest commitment date.

Since January 1, 2002, Gallagher has acquired eighty-five companies, which were accounted for as business combinations. Substantially all of the purchase agreements related to these acquisitions contain earnout obligations. The earnout obligations related to the 2007 acquisitions are disclosed in Note 4 to the consolidated financial statements. These earnout payables represent the maximum amount of additional consideration that could be paid pursuant to the purchase agreements related to these acquisitions. These potential earnout obligations are primarily based upon future earnings of the acquired entities and were not included in the purchase price that was recorded for these acquisitions at their respective acquisition dates. Future payments made under these arrangements will generally be recorded as additional goodwill when the earnouts are settled. The aggregate amount of unrecorded earnout payables outstanding at December 31, 2007 was $134.8 million related to acquisitions made by Gallagher in the period from 2004 to 2007.

Off-Balance Sheet Debt - Gallagher’s unconsolidated investment portfolio includes investments in enterprises where Gallagher’s ownership interest is between 1% and 50%, whereby management has determined that Gallagher’s level of economic interest is not sufficient to require consolidation. As a result, these investments are accounted for using either the lower of amortized cost/cost or fair value, or the equity method, as appropriate, depending on the legal form of Gallagher’s ownership interest and the applicable percentage of the entity owned. As such, the balance sheets of these investees were not consolidated in Gallagher’s consolidated balance sheet at December 31, 2007 and 2006. However, the December 31, 2007 and 2006 balance sheets of these unconsolidated investments do not contain any amounts of outstanding debt that are recourse to Gallagher.

At December 31, 2007, Gallagher has posted a $4.4 million LOC related to the reclamation of a former coal production site, for which it had a recorded liability of $4.4 million. At December 31, 2007, Gallagher had posted two LOCs totaling $6.8 million in the aggregate related to Gallagher’s self-insurance deductibles, for which it had a recorded liability of $5.9 million. Gallagher has an equity investment in a rent-a-captive facility, formed in 1997, which Gallagher uses as a placement facility for certain of its insurance brokerage operations. At December 31, 2007, Gallagher had posted $5.7 million of LOCs to allow the rent-a-captive to meet minimum statutory surplus requirements and for additional collateral related to premium and claim funds held in a fiduciary capacity. These LOCs have never been drawn upon.

Gallagher’s commitments associated with outstanding LOCs and funding commitments at December 31, 2007 were as follows (all dollar amounts in table are in millions):

Description, Purpose and Trigger	Collateral	Compensation to Gallagher	Maximum Exposure	Liability Recorded
Alternative energy investments
Funding commitment to a multi-pollutant reduction venture - expires 2008	None	None	$0.5	$-
Trigger - Agreed conditions met
Real estate, venture capital and other investments
“Reclamation” collateral (LOC) for land owned by	(1)	None	4.4	4.4
Gallagher - expires after reclamation
Trigger - Activities cease and Gallagher does not proceed with the reclamation process
Funding commitments to two funds—expires 2013	None	None	0.8	-
Trigger - Agreed conditions met
Other
Credit support (LOC) for deductibles due by Gallagher on its own insurance coverages - expires after 2012	None	None	6.8	5.9
Trigger - Gallagher does not reimburse the insurance company for deductibles the insurance company advances on behalf of Gallagher
Credit enhancement (LOC) for Gallagher’s Bermuda captive insurance operation to meet minimum statutory capital requirements - expires after 2012	(2)	Reimbursement of LOC fees	3.7	-
Trigger - Dissolution or catastrophic financial results of the operation
Credit support (LOC) for clients’ claim funds held by Gallagher’s Bermuda captive insurance operation in a fiduciary capacity - expires after 2012	None	Reimbursement of LOC fees	2.0	-
Trigger - Investments fall below prescribed levels

			$18.2	$10.3

(1)	Specific parcels of land.
(2)	The majority owners of the operation pledge their percentage ownership portion of any draw.

See Management’s Discussion and Analysis of Financial Condition and Results of Operations section of Gallagher’s 2007 Annual Report for an analysis of the Off-Balance Sheet Commitments. Since commitments may expire unused, the amounts presented in the table above do not necessarily reflect the actual future cash funding requirements of Gallagher.

As more fully described in Note 3 to the consolidated financial statements, at December 31, 2007, Gallagher had LOCs and funding commitments related to its investments.

Litigation - Gallagher is engaged in various legal actions related to claims, lawsuits and proceedings, a summary of which is as follows:

On October 19, 2004, Gallagher was joined as a defendant in a purported class action, originally filed in August 2004, in the U.S. District Court for the Southern District of New York by OptiCare Health Systems Inc. against various large insurance brokerage firms and commercial insurers (OptiCare Health Systems Inc. v. Marsh & McLennan Companies, Inc., et al., Case No. 04 CV 06954 (DC)). The amended complaint alleges that the defendants used the contingent commission structure of placement service agreements in a conspiracy to deprive policyholders of “independent and unbiased brokerage services, as well as free and open competition in the market for insurance.” Since fourth quarter 2004, similar purported class actions have been filed alleging claims similar to those alleged by the plaintiff in the OptiCare litigation and such cases have been included in a Multi-District Litigation (MDL) proceeding before the U.S. District Court for the District of New Jersey. On October 3, 2007, the U.S. District Court for the District of New Jersey entered orders dismissing, with prejudice, the Federal antitrust and RICO claims and dismissing, without prejudice, the state claims made in the MDL amended complaints. On October 10, 2007, the plaintiffs filed a notice of appeal to these orders.

On December 29, 2006 Gallagher reached an agreement to resolve all claims in the MDL (the MDL Settlement). On September 4, 2007, the court granted final approval of the MDL Settlement. The MDL Settlement provides for Gallagher to distribute $28.0 million to current and former clients and others that purchased retail insurance through Gallagher or other brokers named as defendants in the MDL during the period beginning on August 26, 1994 and ending on December 31, 2005. A notice of appeal has been filed challenging the final approval of the MDL Settlement. Gallagher also agreed to pay up to $8.9 million in attorney fees, of which Gallagher paid $8.6 million in November 2007.

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

In addition, Gallagher is engaged in various other legal actions incident to the nature of its business. Gallagher believes it has meritorious defenses and intends to defend itself vigorously in all unresolved legal actions. However, neither the outcomes of these legal actions nor their effect upon Gallagher’s business, financial condition or results of operations can be predicted at this time.

Contingent Commissions and Other Industry Developments - The insurance industry continues to be subject to a significant level of scrutiny by various regulatory bodies, including State Attorneys General and departments of insurance, with respect to certain contingent commission arrangements (generally known as contingent commission or placement service agreements) between insurance brokers and insurance carriers.

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

As has been described in detail in Gallagher’s previous filings, the AVC required Gallagher to pay $26.9 million into a fund (the Fund) to be distributed to certain eligible policyholder clients. These payments are in full satisfaction of Gallagher’s obligations under the AVC and the IL State Agencies have agreed not to impose any other financial obligation or liability on Gallagher in connection with their investigations. No portion of the payments by Gallagher is considered a fine or penalty. At December 31, 2007, $8.6 million remained in the Fund, which is available to satisfy existing and future AVC related claims and other potential settlement obligations as allowed by the AVC. Gallagher intends to use all of the remaining AVC funds to satisfy part of its MDL Settlement obligation.

On or before December 31, 2005, Gallagher undertook certain changes to its business practices, including agreeing not to accept any contingent compensation from an insurer in connection with any retail insurance policy covering U.S. clients or risks other than as provided in the AVC. In addition, the AVC provides that Gallagher shall not take or receive any material compensation or consideration from an insurer other than as provided in the AVC. As allowed under the AVC, Gallagher has continued to accept contingent compensation in connection with its international operations and certain non-retail business, including business generated by wholesalers, managing general agents and managing general underwriters. In addition, the AVC allows Gallagher to collect retail contingent compensation related to contracts in place at entities acquired by Gallagher for up to three years from the date of each such acquisition.

In 2005, Gallagher recorded a pretax charge of $73.6 million ($44.2 million after tax) in connection with the regulatory and legal actions by the State Attorneys General and private litigants related to contingent commissions and various other historical business practices discussed above. Gallagher continues to be the subject of a number of state investigations concerning various historical business practices in the insurance industry. In 2006, Gallagher recorded a pretax charge of

$9.0 million ($5.2 million after tax) to increase its reserve for the costs to be incurred to administratively conclude the MDL Settlement and to resolve other regulatory matters and investigations.

Gallagher Bassett Services, Inc., a third party administrator and a wholly-owned subsidiary of Gallagher, has received subpoenas from the Offices of the Attorney General of the States of New York, Connecticut and Illinois. The subpoenas request information in connection with separate investigations being conducted by each state and none of the subpoenas relates to Gallagher’s brokerage operations. Gallagher is fully cooperating with these investigations.

Gallagher continues to be the subject of state investigations concerning various historical business practices in the insurance industry and is fully cooperating with these investigations.

Contingent Liabilities - Gallagher purchases insurance to provide protection from errors and omissions (E&O) claims that may arise during the ordinary course of business. However, insuring 100% of potential claims is not cost effective. Gallagher currently retains the first $5.0 million of each and every E&O claim. Gallagher’s E&O insurance provides aggregate coverage for E&O losses up to $165.0 million in excess of Gallagher’s retained amounts. Gallagher has historically maintained self-insurance reserves for the portion of its E&O exposure that is not insured. Gallagher periodically determines a range of possible reserve levels using actuarial techniques that rely heavily on projecting historical claim data into the future. Gallagher’s E&O reserve in the December 31, 2007 consolidated balance sheet is above the lower end of the most recently determined actuarial range by $2.0 million and below the upper end of the actuarial range by $5.0 million. There can be no assurances that the historical claim data used to project the current reserve levels will be indicative of future claim activity. Thus, the actuarial ranges and E&O reserve level could change in the future as more information becomes known, which could materially impact the amounts reported and disclosed herein.

18.	Income Taxes

Gallagher and its principal domestic subsidiaries are included in a consolidated Federal income tax return. Gallagher’s international subsidiaries file various income tax returns in their jurisdictions. Significant components of earnings from continuing operations before income taxes and the provision (benefit) for income taxes are as follows (in millions):

	Year Ended December 31,
	2007	2006	2005
Earnings (loss) from continuing operations before income taxes:
Domestic	$172.3	$142.3	$15.1
Foreign, principally United Kingdom, Australia and Bermuda	27.8	12.2	(2.2)

	$200.1	$154.5	$12.9

Provision (benefit) for income taxes—continuing operations:
Federal:
Current	$21.7	$39.9	$42.7
Deferred	2.9	(31.4)	(72.3)

	24.6	8.5	(29.6)

State and local:
Current	12.0	9.8	11.5
Deferred	2.3	1.5	(9.4)

	14.3	11.3	2.1

Foreign:
Current	8.8	1.5	6.0
Deferred	(2.2)	4.8	(4.7)

	6.6	6.3	1.3

Total provision (benefit) for income taxes—continuing operations	$45.5	$26.1	$(26.2)

A reconciliation of the provision (benefit) for income taxes from continuing operations with the U.S. Federal income tax rate is as follows (in millions):

	Year Ended December 31,
	2007		2006		2005
	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings	Amount	% of Pretax Earnings
Federal statutory rate	$70.0	35.0	$54.1	35.0	$4.5	35.0
State income taxes—net of
Federal benefit	8.9	4.4	7.3	4.7	1.4	NMF
Foreign taxes	(3.2)	(1.6)	2.0	1.3	2.2	NMF
Low income housing and alternative energy tax credits	(28.2)	(14.1)	(50.1)	(32.4)	(53.6)	NMF
Amortization expense of low income housing, net of tax benefit	-	-	0.3	0.2	0.3	NMF
Foreign dividends and other permanent differences	1.3	0.6	0.9	0.6	3.7	NMF
Stock compensation	0.6	0.3	0.7	0.5	0.6	NMF
Impact of sale of the airplane leasing company	-	-	4.3	2.8	-	NMF
Net change in uncertain tax positions	(5.9)	(2.9)	8.9	5.7	15.5	NMF
Other	2.0	1.0	(2.3)	(1.5)	-	NMF
Foreign tax credit	-	-	-	-	(1.9)	NMF
IRC Section 965 dividend	-	-	-	-	1.1	NMF

Provision (benefit) for income taxes—continuing operations	$45.5	22.7	$26.1	16.9	$(26.2)	NMF

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows (in millions):

Gross unrecognized tax benefits at January 1, 2007	$67.2
Increases in tax positions for prior years	2.3
Decreases in tax positions for prior years	(7.7)
Increases in tax positions for current year	7.7
Settlements	(4.3)
Lapse in statute of limitations	(9.5)

Gross unrecognized tax benefits at December 31, 2007	$55.7

The total amount of net unrecognized tax benefits that, if recognized, would affect the effective tax rate was $50.0 million at December 31, 2007. Gallagher accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2007, Gallagher had accrued interest and penalties related to unrecognized tax benefits of $6.0 million.

Gallagher and its subsidiaries file income tax returns in the U.S. and in various state, local and foreign jurisdictions. Gallagher and its subsidiaries are routinely examined by tax authorities in these jurisdictions. At December 31, 2007, Gallagher had been examined by the Internal Revenue Service (IRS) through calendar year 2004. During third quarter 2007, the IRS initiated an examination of Gallagher’s Federal income tax return for the calendar year 2005. In addition, a number of state and local examinations are currently ongoing. It is possible that these examinations may be resolved within twelve months. Due to the potential for resolution of Federal, state and foreign examinations, and the expiration of various statutes of limitation, it is reasonably possible that Gallagher’s gross unrecognized tax benefits balance may change within the next twelve months by a range of zero to $12.0 million.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Gallagher’s deferred tax assets and liabilities are as follows (in millions):

	December 31,
	2007	2006
Deferred tax assets:
Alternative minimum tax (AMT) and other credit carryforwards	$163.0	$156.6
Accrued and unfunded compensation and employee benefits	43.5	39.1
Compensation expense related to stock options	14.8	10.5
Litigation and contingent commission related matters	52.4	59.5
Investment-related partnerships	28.9	37.1
Accrued liabilities	27.3	32.4
Other	13.1	10.8

Total deferred tax assets	343.0	346.0
Valuation allowance for deferred tax assets	-	-

Deferred tax assets	343.0	346.0

Deferred tax liabilities:
Nondeductible amortizable intangible assets	29.8	23.1
Prepaid pension cost	2.4	3.4
Accrued liabilities	1.8	3.1
Other prepaid items	3.9	-
Investment-related partnerships	4.8	4.1

Total deferred tax liabilities	42.7	33.7

Net deferred tax assets	$300.3	$312.3

At December 31, 2007 and 2006, $50.4 million and $59.2 million, respectively, of deferred tax assets have been included in other current assets in the accompanying consolidated balance sheet. At December 31, 2007 and 2006, $42.7 million and $33.7 million, respectively, of deferred tax liabilities have been included in other current and noncurrent liabilities in the accompanying consolidated balance sheet. AMT credits and other credits have an indefinite and twenty year life, respectively. Gallagher expects to fully utilize the amounts carried forward.

Gallagher does not provide for U.S. Federal income taxes on the undistributed earnings ($53.5 million at December 31, 2007) of foreign subsidiaries which are considered permanently invested outside of the U.S. The amount of unrecognized deferred tax liability on these undistributed earnings was $13.4 million at December 31, 2007.

On October 22, 2004, the American Jobs Creation Act of 2004 (the Jobs Act) was signed into law. The Jobs Act provided for a special one-time opportunity for Gallagher to repatriate foreign earnings at a maximum rate of 5.25%. In 2005, Gallagher repatriated $29.5 million from its foreign subsidiaries. Accordingly, in 2005, Gallagher recorded income tax expense of $1.1 million related to the repatriation under the Jobs Act.

19.	Quarterly Operating Results (unaudited)

Quarterly operating results for 2007 and 2006 were as follows (in millions, except per share data):

	1st	2nd	3rd	4th
2007
Total revenues	$375.0	$427.6	$410.7	$410.0
Total expenses	351.2	367.6	344.3	360.1

Earnings from continuing operations before income taxes	$23.8	$60.0	$66.4	$49.9

Earnings from continuing operations	$21.3	$45.8	$52.4	$35.1
Earnings (loss) from discontinued operations	(1.5)	(2.0)	(0.6)	(11.7)

Net earnings	$19.8	$43.8	$51.8	$23.4

Basic net earnings per share:
Earnings from continuing operations	$0.21	$0.47	$0.56	$0.38
Earnings (loss) from discontinued operations	(0.01)	(0.02)	(0.01)	(0.13)

Net earnings	$0.20	$0.45	$0.55	$0.25

Diluted net earnings per share:
Earnings from continuing operations	$0.21	$0.46	$0.54	$0.37
Earnings (loss) from discontinued operations	(0.01)	(0.02)	-	(0.12)

Net earnings	$0.20	$0.44	$0.54	$0.25

2006
Total revenues	$311.0	$355.7	$404.7	$398.7
Retail contingent commission related matters	-	-	-	9.0
Other expenses	283.4	307.3	345.0	370.9

Total expenses	283.4	307.3	345.0	379.9

Earnings from continuing operations before income taxes	$27.6	$48.4	$59.7	$18.8

Earnings from continuing operations	$15.9	$36.8	$49.1	$26.6
Earnings (loss) from discontinued operations	1.2	(0.2)	1.1	(2.0)

Net earnings	$17.1	$36.6	$50.2	$24.6

Basic net earnings per share:
Earnings from continuing operations	$0.17	$0.38	$0.51	$0.27
Earnings (loss) from discontinued operations	0.01	-	0.01	(0.02)

Net earnings	$0.18	$0.38	$0.52	$0.25

Diluted net earnings per share:
Earnings from continuing operations	$0.16	$0.37	$0.50	$0.27
Earnings (loss) from discontinued operations	0.01	-	0.01	(0.02)

Net earnings	$0.17	$0.37	$0.51	$0.25

See Note 5 to the consolidated financial statements for a discussion on the amounts reclassified to discontinued operations related to Gallagher’s global reinsurance and Irish wholesale brokerage businesses. Accordingly, in fourth quarter 2007, Gallagher reclassified the previously reported 2007 and 2006 quarterly operating results for these discontinued operations.

20.	Segment Information

Gallagher has identified three operating segments: Brokerage, Risk Management and Financial Services.

The Brokerage Segment comprises two operating divisions: Retail Insurance Brokerage and Wholesale Insurance Brokerage. The Brokerage Segment generates revenues through commissions paid by insurance underwriters and through fees charged to its clients. Gallagher’s brokers, agents and administrators act as intermediaries between insurers and their customers and Gallagher does not assume underwriting risks.

The Risk Management Segment provides claim settlement and administration services for enterprises that choose to self-insure some or all of their P/C coverages and for insurance companies that choose to outsource some or all of their P/C claims departments. These operations also provide claims management, loss control consulting and insurance property appraisal services. Revenues are generally generated on a negotiated per-claim or per-service fee basis.

The Financial Services Segment manages Gallagher’s interests in tax-advantaged and clean-energy investments as well as its equity ownership position in an alternative investment fund manager that has ownership interests in private investment management firms.

Allocations of investment income and certain expenses are based on reasonable assumptions and estimates primarily using revenue, headcount and other information. Gallagher allocates the provision for income taxes to the Brokerage and Risk Management Segments as if those segments were preparing income tax provisions on a separate company basis. As a result, the provision for income taxes for the Financial Services Segment reflects the entire benefit to Gallagher of the IRC Section 29-related credits because that is the segment which produces the credits. Reported operating results by segment would change if different allocation methods were applied.

Financial information relating to Gallagher’s segments for 2007, 2006 and 2005 is as follows (in millions):

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2007
Revenues:
Commissions	$863.2	$-	$-	$863.2
Retail contingent commissions	4.1	-	-	4.1
Fees	216.8	439.4	-	656.2
Investment income - Brokerage and Risk Management	30.1	4.1	-	34.2
Investment income - Financial Services	-	-	62.4	62.4
Investment income gains	-	-	3.2	3.2

Total revenues	1,114.2	443.5	65.6	1,623.3

Compensation	655.9	255.7	-	911.6
Operating	229.9	112.1	-	342.0
Investment expenses	-	-	95.0	95.0
Interest	-	-	16.0	16.0
Depreciation	16.1	11.2	2.0	29.3
Amortization	28.8	0.5	-	29.3
Retail contingent commissions related matters	-	-	-	-

Total expenses	930.7	379.5	113.0	1,423.2

Earnings (loss) from continuing operations before income taxes	183.5	64.0	(47.4)	200.1
Provision (benefit) for income taxes	71.2	24.4	(50.1)	45.5

Earnings from continuing operations	$112.3	$39.6	$2.7	$154.6

Net foreign exchange gain (loss)	$0.6	$1.0	$-	$1.6

Revenues:
United States	$986.7	$375.3	$63.9	$1,425.9
Foreign, principally Australia, Bermuda,
Canada and the United Kingdom	127.5	68.2	1.7	197.4

Total revenues	$1,114.2	$443.5	$65.6	$1,623.3

At December 31, 2007
Identifiable assets:
United States	$2,168.2	$278.9	$470.5	$2,917.6
Foreign, principally Australia, Bermuda,
Canada and the United Kingdom	562.8	73.6	2.8	639.2

Total identifiable assets	$2,731.0	$352.5	$473.3	$3,556.8

Goodwill - net	$431.1	$9.5	$-	$440.6
Amortizable intangible assets - net	312.5	3.1	-	315.6

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2006
Revenues:
Commissions	$790.4	$-	$-	$790.4
Retail contingent commissions	2.5	-	-	2.5
Fees	186.4	397.3	-	583.7
Investment income - Brokerage and Risk Management	27.5	4.0	-	31.5
Investment income - Financial Services	-	-	87.1	87.1
Investment income gains	-	-	(25.1)	(25.1)

Total revenues	1,006.8	401.3	62.0	1,470.1

Compensation	602.8	235.9	-	838.7
Operating	201.5	102.1	-	303.6
Investment expenses	-	-	103.7	103.7
Interest	-	-	8.5	8.5
Depreciation	14.1	9.5	7.3	30.9
Amortization	20.7	0.5	-	21.2
Retail contingent commissions related matters	9.0	-	-	9.0

Total expenses	848.1	348.0	119.5	1,315.6

Earnings (loss) from continuing operations before income taxes	158.7	53.3	(57.5)	154.5
Provision (benefit) for income taxes	66.0	21.3	(61.2)	26.1

Earnings (loss) from continuing operations	$92.7	$32.0	$3.7	$128.4

Net foreign exchange gain (loss)	$1.8	$0.2	$-	$2.0

Revenues:
United States	$904.3	$346.7	$63.6	$1,314.6
Foreign, principally Australia, Bermuda and the United Kingdom	102.5	54.6	(1.6)	155.5

Total revenues	$1,006.8	$401.3	$62.0	$1,470.1

At December 31, 2006
Identifiable assets:
United States	$2,012.9	$247.9	$502.0	$2,762.8
Foreign, principally Australia, Bermuda and the United Kingdom	567.7	60.3	29.3	657.3

Total identifiable assets	$2,580.6	$308.2	$531.3	$3,420.1

Goodwill - net	$307.1	$9.5	$-	$316.6
Amortizable intangible assets - net	209.5	3.6	-	213.1

	Brokerage	Risk Management	Financial Services	Total
Year Ended December 31, 2005
Revenues:
Commissions	$733.4	$-	$-	$733.4
Retail contingent commissions	28.8	-	-	28.8
Fees	166.9	367.7	-	534.6
Investment income - Brokerage and Risk Management	16.7	2.9	-	19.6
Investment income - Financial Services	-	-	108.9	108.9
Investment income gains	-	-	3.6	3.6

Total revenues	945.8	370.6	112.5	1,428.9

Compensation	544.7	205.9	-	750.6
Operating	206.7	88.2	-	294.9
Investment expenses	-	-	104.9	104.9
Interest	-	-	11.6	11.6
Depreciation	12.7	7.7	11.4	31.8
Amortization	17.2	0.4	-	17.6
Litigation related matters	-	-	131.0	131.0
Retail contingent commissions related matters	73.6	-	-	73.6

Total expenses	854.9	302.2	258.9	1,416.0

Earnings (loss) from continuing operations before income taxes	90.9	68.4	(146.4)	12.9
Provision (benefit) for income taxes	47.4	28.1	(101.7)	(26.2)

Earnings (loss) from continuing operations	$43.5	$40.3	$(44.7)	$39.1

Net foreign exchange gain (loss)	$(2.0)	$(0.1)	$-	$(2.1)

Revenues:
United States	$855.1	$335.1	$109.8	$1,300.0
Foreign, principally Australia, Bermuda and the United Kingdom	90.7	35.5	2.7	128.9

Total revenues	$945.8	$370.6	$112.5	$1,428.9

At December 31, 2005
Identifiable assets:
United States	$1,927.7	$239.8	$569.7	$2,737.2
Foreign, principally Australia, Bermuda and the United Kingdom	570.8	44.6	36.9	652.3

Total identifiable assets	$2,498.5	$284.4	$606.6	$3,389.5

Goodwill - net	$236.2	$9.5	$-	$245.7
Amortizable intangible assets - net	168.2	4.2	-	172.4

Report of Independent Registered Public Accounting Firm on Financial Statements

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited the accompanying consolidated balance sheet of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2007 and 2006, and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of Gallagher’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arthur J. Gallagher & Co. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

During 2006, Gallagher changed its method of accounting for the recognition of stock-based compensation expense and the recognition of the funded status of its defined benefit pension and postretirement plans, which has been discussed in Notes 1 and 2 to the consolidated financial statements, respectively.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Gallagher’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 1, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

February 1, 2008

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

In conducting Gallagher’s evaluation of the effectiveness of its internal control over financial reporting, Gallagher has excluded the following acquisitions completed by Gallagher in 2007 of Fishermans Insurance Services, Inc., Lowndes Lambert Group Canada, Ltd., The Producer’s Choice, Inc., ISG International Inc., Melton Insurance Associates, Inc., Carpenter, Cammack & Associates, Inc., Cedar Hill Insurance Agency, Inc., Powell Insurance Agency, Inc., Robert A. Schneider Agency, Inc., Intermountain Financial Benefits, Koster Insurance Agency, Inc. and AVRECO, which are included in the 2007 consolidated financial statements of Gallagher. Collectively, these acquisitions constituted approximately 2.4% of total assets as of December 31, 2007 and approximately 2.0% of total revenues and 2.5% of earnings from continuing operations for the year then ended. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements.

Based on Gallagher’s evaluation under the framework in Internal Control – Integrated Framework, management concluded that internal control over financial reporting was effective as of December 31, 2007. In addition, the effectiveness of Gallagher’s internal control over financial reporting as of December 31, 2007 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Arthur J. Gallagher & Co.

Itasca, Illinois

February 1, 2008

/s/ J. Patrick Gallagher, Jr.	/s/ Douglas K. Howell
J. Patrick Gallagher, Jr. Chairman, President and Chief Executive Officer	Douglas K. Howell Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders

Arthur J. Gallagher & Co.

We have audited the internal control over financial reporting of Arthur J. Gallagher & Co. (Gallagher) as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Gallagher’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on Gallagher’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Fishermans Insurance Services, Inc., Lowndes Lambert Group Canada, Ltd., The Producer’s Choice, Inc., ISG International Inc., Melton Insurance Associates, Inc., Carpenter, Cammack & Associates, Inc., Cedar Hill Insurance Agency, Inc., Powell Insurance Agency, Inc., Robert A. Schneider Agency, Inc., Intermountain Financial Benefits, Koster Insurance Agency, Inc. and AVRECO, which are included in the 2007 consolidated financial statements of Gallagher. Collectively, these acquisitions constituted approximately 2.4% of total assets as of December 31, 2007 and approximately 2.0% of total revenues and 2.5% of earnings from continuing operations for the year then ended. Management did not assess the effectiveness of internal control over financial reporting at these entities because Gallagher acquired these entities during 2007. Refer to Note 4 to the consolidated financial statements for further discussion of these acquisitions and their impact on Gallagher’s consolidated financial statements. Our audit of internal control over financial reporting of Gallagher also did not include an evaluation of the internal control over financial reporting of the entities referred to above.

In our opinion, Gallagher maintained in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Arthur J. Gallagher & Co. as of December 31, 2007 and 2006 and the related consolidated statements of earnings, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007 and our report dated February 1, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Ernst & Young LLP

Chicago, Illinois

February 1, 2008